CLEARY, GOTTLIEB, STEEN & HAMILTON

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ROGER J. BENRUBI
SENIOR COUNSEL

JEAN-MICHEL TRON
MEMBRE DU CONSEIL DE L'ORDRE
JEAN-PIERRE VIGNAUD
GILLES ENTRAYGUES
ROBERT BORDEAUX-GROULT
FRANÇOIS JONEMANN
JEAN-MARCEL CHEYRON
RUSSELL H. POLLACK
ARNAUD DE BROSSES
JEAN-MARIE AMBROSI
ANDREW A. BERNSTEIN
PIERRE-YVES CHABERT
PASCAL COUDIN
JEAN-YVES GARAUD
JOHN D. BRINITZER
FRANÇOIS BRUNET
FABRICE BAUMGARTNER
MARIE-LAURENCE TIBI
VALÉRIE LEMAITRE

CATHERINE PEULVÉ
COUNSEL

July 26, 2004

United States Securities and Exchange Commission
Washington, D.C. 20549
United States of America

File No. 82-34771

Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Desmond Eppel

Enclosures

cc: Monika Poizat, Emmanuelle Yannakis, Crédit Agricole S.A.
Andrew Bernstein, Cleary, Gottlieb, Steen & Hamilton (no enclosures)

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY THE BANK THROUGH JUNE 30, 2004

1. ANNUAL REPORTS PUBLISHED BY THE BANK

    1.1 2003 Annual Report

    1.2 Update of the 2003 Annual Report - 2003 financial statements

2. INTERIM REPORTS PUBLISHED BY THE BANK

    2.1 2004 First-Quarter Results Presentation (May 14, 2004)

3. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

    3.1 Annual accounts as at December 31, 2003 and the consolidated accounts as at December 31, 2003 submitted for shareholder approval at the Ordinary shareholders' May 19, 2004 meeting, published in the BALO on April 12, 2004.

    3.2 Notice of aggregate voting rights as of May 19, 2004, published on June 2, 2004.

    3.3 Announcement of shareholder approval of annual financial statements for 2003, published on June 30, 2004.

4. MATERIALS PUBLISHED, DISTRIBUTED OR MADE AVAILABLE TO SECURITYHOLDERS IN CONNECTION WITH SECURITYHOLDERS' MEETINGS

    4.1 Correction to the March 19, 2004 publication in the BALO relating to the preliminary notice (*avis de réunion*) of Extraordinary and Ordinary shareholders' meetings, including the agenda for the meeting and text of resolutions for the May 19, 2004 meeting published in the BALO on April 2, 2004.

    4.2 Notice convening shareholders' meetings (*avis de convocation*) for the May 19, 2004 meeting, published in the BALO on May 3, 2004.

5. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

5.1 Materials relating to the U.S.$15,000,000,000 Euro Medium Term Note Programme.

A. Pricing Supplement relating to the issuance of €750,000,000 Floating Rate Notes due 2007, dated April 16, 2004.

B. Pricing Supplement relating to the issuance of £200,000,000 Floating Rate Notes due 2007, dated May 24, 2004.

C. Pricing Supplement relating to the issuance of CHF 80,000,000 Fixed Rate Notes due 2007, dated May 27, 2004.

D. Pricing Supplement relating to the issuance of €25,000,000 Zero Coupon Notes due 2009, dated June 1, 2004.

6. OTHER PUBLIC DISCLOSURE

6.1 Press releases through June 30, 2004.

6.2 Shareholder Newsletters

A. Shareholder Newsletter No. 5, March 2004.

B. Shareholder Newsletter No. 6, June 2004.

6.3 2004 Bank and Insurance Capital Conference Presentation of March 22, 2004.

6.4 AMF publication listing declaration by Crédit Agricole regarding transactions by Crédit Agricole's officers in its own shares. (Dated March 16, 2004).

Exhibit 1.1

Crédit Agricole S.A. 2003 Annual Report – shelf-registration document

Registered with the *Autorité des marchés financiers* on May 4, 2004

Please see attached English language version.


Our strengths combined
I 2003 annual report

CRÉDIT AGRICOLE S.A.

Our strengths combined
I 2003 business review



CRÉDIT AGRICOLE S.A.

AMF

Only the French language version of the shelf-registration document has been submitted to the AMF. It is therefore the only version that is binding in law. Crédit Agricole S.A.'s shelf-registration document comprises this document, together with the "2003 financial statements and legal and administrative information". In accordance with COB regulation 98-01, this shelf-registration document was registered with the AMF on 4 May 2004 under number R.04-073. It may not be used in support of a financial transaction unless it is accompanied by a transaction note also approved by the AMF. This shelf-registration document has been drafted by the issuer and is the responsibility of its signatories. It was registered following a review of the relevance and consistency of the information provided on the company's financial position. However, this registration does not imply that the accounting and financial items shown have been verified.

The Crédit Agricole group

Combining power with proximity, unity with decentralisation

A bank with mutual roots

Crédit Agricole is France's largest bank, and is one of the largest in the world in terms of capital. It has a unified yet decentralised organisation, handling financial, commercial and legal issues in a cohesive manner, while encouraging decentralised responsibility.

Crédit Agricole's 2,629 local credit co-operatives (Caisses Locales) form the bedrock of the Group's mutual organisation. With 5.7 million members and 35,000 directors, they play a key part in maintaining a strong local presence and close relationships between the Group and its customers. The local credit co-operatives hold the bulk of the capital of the Regional Banks, which are co-operative entities and fully-fledged banks. The Regional Banks, via SAS Rue La Boétie, hold a majority stake in Crédit Agricole S.A.'s capital.

The Fédération Nationale du Crédit Agricole (FNCA) acts as a consultative and representative body, and as a means of expression for the Regional Banks.

As a result of Crédit Agricole's desire to embrace the market while strengthening its mutual identity, Crédit Agricole S.A. was floated on the stock market in December 2001. Crédit Agricole S.A. represents all Group business lines and entities, and has three main roles within the Group, i.e. lead institution, central banker and the entity responsible for ensuring consistent commercial development. Crédit Agricole S.A. owns 25% of the Regional Banks' capital and 94.8%* of Crédit Lyonnais, along with all Group interests in foreign banks and operating subsidiaries specialising in particular business lines.

* The Regional Banks, via SACAM Développement, own a further 5.1% stake in Crédit Lyonnais.



5.7 million members – 2,629 local credit co-operatives
FNCA
44
Regional Banks
100 %
SAS
Rue La Boétie
25 %
General public*
and Group employees
52.4 %
47.6 %
Crédit Agricole S.A.
lead institution, central banker
and lead bank within
the Crédit Agricole network
* including other Group entities (2.1%)
At 31/12/2003

€ 63.6 billion – 2003 shareholders' equity (including preferred shares, fund for general banking risks and subordinated debt)

€ 875 billion
2003 total asset

44 Regional Banks


Nord de France
Somme
Normandie-Seine
Oise
Calvados
Nord Est
Finistère
Côtes-d'Armor
Normand
Paris et Ile-de-France
Lorraine
Ille-et-Vilaine
Brie
Morbihan
Anjou Maine
Val de France
Champagne-Bourgogne
Alsace Vosges
Touraine et Poitou
Centre Loire
Franche-Comté
Atlantique Vendée
Centre-Ouest
Réunion
Charente-Maritime Deux-Sèvres
Centre-Est
Centre France
des Savoie
Charente-Périgord
Loire Haute-Loire
Sud Rhône Alpes
Guadeloupe
Aquitaine
Quercy Rouergue
Sud Alliance
Gard
Provence Côte d'Azur
Pyrénées Gascogne
Toulouse et Midi Toulousain
Alpes Provence
Martinique
Midi
Merger pending
Sud Méditerranée
Corse

A major universal retail bank

After its successful offer for Crédit Lyonnais in 2003 and the combination of the two groups, Crédit Agricole has strengthened its positions in all business lines. The strong market positions built up by the Regional Banks and the excellent fit between the two networks, in terms of both geographical location and customer profile, are enabling Crédit Agricole to extend its lead in the French retail banking market.

With 7,260 branches, the Regional Banks control France's largest banking network, serving 16.1 million individual, professional and small business customers. The network combines a dynamic commercial approach with strong local relationship and high-quality service, and represents a major competitive advantage.

Crédit Lyonnais, meanwhile, has a well-known and well-liked brand, along with a high-quality network of 1,850 branches.

Overall, therefore, the Group serves over 21 million customers through more than 9,100 branches.

In addition, the Group's leading positions in consumer finance and other specialised financial services – life and non-life insurance, asset management and private banking – form the basis of a new universal retail banking model, with the emphasis on service quality.

A leading european bank, with operations worldwide

Crédit Agricole has a targeted strategy of expansion outside France. Today, the Group operates in 66 countries, and has built a genuinely pan-European business out of its principal subsidiaries and a network of strategic alliances and partnerships with major European banks.

Calyon, which is to be formed in May 2004 from the combination of Crédit Agricole Indosuez and the corresponding Crédit Lyonnais activities, brings together the Group's corporate and investment banking businesses. In most of its business lines, Calyon is one of Europe's leading players, and offers a wide range of products and services to companies both in France and abroad.

- **French retail banking – Crédit Agricole Regional Banks**
- **French retail banking – Crédit Lyonnais**
- **Specialised financial services (consumer finance, leasing, factoring)**
- **Asset management, insurance and private banking**
- **Corporate and investment banking**
- **International retail banking**

10.5% 2003 international solvency ratio (Tier 1: 7.6%)

Operations in **66** countries

A powerful Group:
leader in France with a European dimension

Crédit Agricole S.A. is the foremost high street bank in France, thanks to the leading positions acquired over many years by the Regional Banks. A successful outcome to its friendly offer for Crédit Lyonnais has further strengthened this supremacy, supported by the very solid positions of its asset management, insurance and specialised financial services subsidiaries

Foremost high street bank in France:
With over 21 million customers and 9,100 branches managed by the Regional Banks of Crédit Agricole and the network of Crédit Lyonnais, Crédit Agricole has over 24% of the personal banking market in France.

Leader in asset gathering:
Number one in France by assets under management, with a total of € 380 billion managed by the asset management, insurance and private banking divisions.
Number two in life insurance.

Leader in specialised financial services:
French number one in consumer finance and factoring, and number two in equipment leasing.

Front-ranking European player in corporate and investment banking:
Aircraft and shipping finance: among the world leaders.
Project finance: world number one.
Equity brokerage: European number one in French equities and number two in Asia.

The new Group, drawing on its powerful financial base, is built on a pillar of common values that will drive its future growth: a winning spirit, an experienced workforce and a strongly-anchored local presence.

Long-term credit rating:

Moody's	Aa2
Standard & Poor's	AA-
FitchRatings	AA

€31.7 Market capitalisation: billion at 12 March 2004

Crédit Agricole S.A. employs over 63,000 people

Message from the Chairman and the Chief Executive Officer

2003 was a year of exceptional growth for the Crédit Agricole group, with three major successes: our friendly bid for Crédit Lyonnais, the acquisition of Finaref and strong growth in all our business activities.

Meanwhile the integration of Finaref – acquired in February 2003 – has been completed under excellent conditions. The Group is now the leading consumer finance player in France and has significantly strengthened its position in Europe.

External growth on an unprecedented scale

Our friendly bid for Crédit Lyonnais, which ran throughout the first half of the year, reached an undeniably successful conclusion in June 2003. Since then, the integration process has moved ahead quickly.

This is no ordinary merger or business combination.
It is of a size and scale unprecedented in Europe, involving a very large number of merger operations. Its main aim is to combine businesses that are common to both groups.

Throughout the second half of 2003, some 2,000 staff worked on this project, from defining the target structures to planning the mergers (the largest of which are due for completion by June 2004). These staff were divided into 250 working groups and sub-groups. The entire planning phase has now been completed. Following a series of consultations and negotiations with employee representatives, the Group has moved ahead with its legal reorganisation. At the same time, all major decisions regarding information systems have been made and Crédit Agricole has adopted a relocation policy that aims to group employees together by business line. The implementation phase for this project began in early 2004.

Exceptionally good operating performances

All the Group's business segments delivered highly satisfactory results in 2003. This performance illustrates Crédit Agricole S.A.'s ability to handle an integration of unprecedented scale while continuing to strengthen its business operations and results.

In this respect, the Group delivered a very strong operating performance. Gross operating income was up 29.5% to € 3,832 million, driven by a 9.1% increase in net banking income, while operating expenses remained under control (up 2.2%). Pre-tax income rose by 38.6% to € 3,518 million.

All the Group's business lines contributed to these highly positive trends:

- the Crédit Agricole Regional Banks and the Crédit Lyonnais network demonstrated a strong commercial impetus;

- the consumer credit business continued to grow rapidly;

- net new inflows grew firmly in asset gathering;

Jean Laurent - Chief Executive Officer



René Carron - Chairman



• the corporate and investment banking business saw a strong rise in operating income;

• the contribution from international retail banking recovered sharply.

2003 results also reflect the initial impact of integration-related costs, which amounted to € 513 million before tax.

These excellent results were accompanied by a strengthening of the Group's financial structure. The international solvency ratio stood at 8.9% and the Tier 1 ratio at 7.9%.

Continued reorganisation

During the year, Crédit Agricole S.A. also reorganised its financial relations with the Regional Banks, to provide them with greater management flexibility and responsibility.

We have entered 2004 – which will be a real year of transition – with two key objectives. The first is to consolidate on our excellent earnings dynamics, the second to bring our integration project to a successful conclusion by continuing with the necessary reorganisation and rationalisation.

We can drawn powerful comfort in this respect from the results achieved in 2003. They bear out the merits of our business model, which we have chosen: a solid retail banking platform, with the Regional Banks of Crédit Agricole and the retail bank of Crédit Lyonnais, supported by subsidiaries specialising in financial services and asset gathering, together with a subsidiary devoted to providing specialist advice, services and complex financing solutions to large corporate and institutional clients.

This business model remains true to the mutualist values that have underpinned Crédit Agricole's success throughout the years: proximity and responsibility. It also incorporates the undertakings we have made to our employees, who have given their full and unqualified commitment to this ambitious venture. It is also based on the support given by our shareholders, who support our long-lasting and profitable growth project.

Jean Laurent



René Carron



A powerful Group

2003: an ambitious project becomes reality

Since 4 August 2003, the Crédit Agricole group has owned more than 99% of Crédit Lyonnais, following the successful outcome of a friendly takeover bid first announced on 16 December 2002. This venture, which is the result of a project nurtured since 1999 and of three years of partnership, has given rise to the foremost high street bank in France, with a strong European dimension, effective and competitive in all its businesses. Crédit Agricole and Crédit Lyonnais share a long tradition in universal banking, a solid and profitable business which today forms the backbone of the new group and the foundations for its future growth.

The new Group's business lines

The new Group is a front-rank player in the French banking market, with a very strong position in retail banking and related activities.

Retail banking

The Crédit Lyonnais branch network further strengthens the Crédit Agricole group's already foremost position in the French retail banking market. This new combination, which is both highly effective and competitive, provides an excellent fit in terms of geographical location and customer type. Together, they have an impressive business franchise, with 9,100 branches serving more than 21 million individual and professional customers.

Specialised financial services

The new Group has some first-rate positions in consumer finance, where it is number one in France with a customer base of 25 million people, and in factoring. It is number two in France in equipment leasing.

Asset gathering

With € 380 billion in assets under management and a strong reputation for quality, the new Group is French number one in mutual funds, leading French bancassurer and number two in life insurance, with almost 15% of the market. It also has a much strengthened position in European private banking.

Corporate and investment banking

In early May 2004, the Group will create a new corporate and investment banking subsidiary called Calyon to house the business of Crédit Agricole Indosuez and the corporate and investment banking activities of Crédit Lyonnais. Calyon will be among the leading European players in this business, providing broader and more effective coverage of the large corporate market.

International retail banking

The new Group has a strong presence in the Southern European countries, particularly Italy and Portugal, through substantial shareholdings in leading domestic banking groups. It also has a number of subsidiaries in the Middle East and Africa.

The leading principles: a decentralised European Group

Through its own operations and its partnerships, the new Group has a strong across-the-board European presence, from consumer finance and factoring through to corporate & investment banking and private banking.

True to Crédit Agricole's founding principle, the new Group will remain a decentralised organisation, a tried and tested formula which has more than proved its worth over the years. Decentralised decision-making in customer relationships and in the management of the Regional Banks and of the subsidiaries encourages a more dynamic commercial approach and greater accountability in each business unit.

Structuring the new Group

The foundations of the new Group were laid in 2003, as soon as the offer for Crédit Lyonnais closed. The integration process involves three key stages: appointing key managers, defining target structures and implementing action plans.

Key managers: 500 managers already appointed in the Autumn

The 16 Executive Committee members were appointed in mid-June. In late July, some 100 senior managers were appointed across all business segments, and work groups were launched to steer the integration process. By Autumn 2003, over 400 more key appointments had been made.

At the same time, 250 work groups comprising 2,000 people began work on defining the objectives, resources and time frame required for integration. Their mission was to define clearly and precisely for each business segment or support function a target organisation and an action plan for achieving it, taking account of timing commitments and announced synergy targets.

Organisational structure: decision to combine units with the same business activities

Under the Group's target structure, it was decided to integrate Crédit Lyonnais' activities on a business line by business line basis, and to ensure that the new Group's legal structure reflects the business segments that will underpin its future growth and development.

The process of merging its specialised subsidiaries in the same business activities, such as Sofinco and Finalion in consumer finance, Lixxbail and Ucabail in lease finance, CA-AM and CLAM in asset management, and Predica and UAF in life insurance, should be completed in the first few months of 2004. In addition, Crédit Lyonnais' corporate and investment banking activities will be transferred to Crédit Agricole Indosuez in late April 2004, to create Calyon. Lastly, Crédit Lyonnais will refocus its activities on retail banking.

Resources: ambitious projects

The Group drew up a blueprint for its operational premises in Autumn 2003, with the aim of rationalising its geographical locations. This decision was taken rapidly, partly to improve business performance but also to create a more cohesive group. The first people to relocate in the first half of 2004 will be the asset management, insurance, specialised financial services and central support teams. The Group is also rationalising its information systems. Each business segment has determined the information systems structure most suitable for its activities, guided by the target synergies. Twenty major IT projects covering all business segments were launched in February 2004.

A profitable and financially robust Group

The new Group's plans for growth are based on an in-depth analysis of ways and means to improve profitability and consolidate its financial structure. Three tools will be used to control operating costs: reducing the cost of technical platforms, careful staff management and rationalisation of organisation structures.

These measures, linked with targeted growth in revenues and optimum capital allocation should enable Crédit Agricole S.A. to raise RoE to 15% by 2006, excluding goodwill amortisation and synergy-related costs, once all target synergies have been achieved (€ 760 million to be reached in 2006).

The new Group has a robust financial structure. With € 47 billion in capital, it ranks among the leading European banks, and has an international solvency ratio of 8.9% and a Tier One ratio of 7.9%.

Timetable

16 December 2002: Crédit Agricole files a mixed cash-and-share offer for Crédit Lyonnais

23 December 2002: Offer declared admissible by Conseil des Marchés Financiers (CMF)

13 March 2003: Banking supervisory authorities (CECEI) approve the offer, subject to certain conditions

27 March 2003: CMF gives official approval announcing the opening of the offer; a trade union lodges a complaint against the CECEI's conditional approval of the tie-up

28 March 2003: Offer opens

16 May 2003: The Conseil d'État upholds the CECEI's approval but overrules its conditions

26 May 2003: Offer closes

6 June 2003: Outcome of the offer: 97.45% of the shares tendered to the offer

19 June 2003: Settlement and delivery of the shares

21 July 2003: Buyout offer for the remaining Crédit Lyonnais shares opens

1 August 2003: Buyout offer for the remaining Crédit Lyonnais shares closes

4 August 2003: Compulsory buyout of all remaining Crédit Lyonnais not tendered to the offer, at a price of € 56 per share

2003 pro forma key figures

Strong earnings growth

in millions of euros	2001	2002	2003
Net banking income	12,608	11,659	12,721
Gross operating income	3,488	2,959	3,832
Risk-related cost	(1,049)	(770)	(1,121)
Pre-tax income	3,177	2,539	3,518
Net income-Group share	1,609	1,246	1,140

Net income-Group share
(before goodwill amortisation and integration-related costs)



2,237
1,868
2,401
2001
2002
2003

A solid financial structure

Shareholders' equity up 1.7x in 2 years
(in millions of euros) - from published accounts



17,400
1,716
690
14,994
31/12/01
17,432
1,618
383
15,431
31/12/02
29,958
1,944
4,443
23,571
31/12/03
FGBR
Minority interests
Group share

International solvency ratio



9.1 %
8.5 %
31/12/01
9.0 %
8.8 %
31/12/02
8.9 %
7.9 %
31/12/03
Tier 1

Business operations
in billions of euros

	31/12/2001	31/12/2002	31/12/2003
Total assets	705.3	756.5	786.0
Gross customer loans	175.0	171.1	167.5
Customer deposits	358.1	374.7	388.3
Assets under management (asset management, private banking and insurance)	343.1	343.5	379.8

Strong profitability of business lines

Contribution to 2003 net income
Before goodwill amortisation and integration-related costs
(in millions of euros)



589 Regional Banks - ROE: 17.9 %
501 Crédit Lyonnais - ROE: 23.5 %
371 Specialised financial services - ROE: 21.1 %
870 Asset management, insurance and private banking - ROE: 17.0 %
782 Corporate and investment banking - ROE: 10.5 %
223 International retail banking - ROE: 9.3 %
2,401
Group ROE: 10.6 %
Proprietary asset management and other activities
(582)

Retail banking accounts for 77% of total business segment net income



7% International retail banking
18% Regional Banks
15% Crédit Lyonnais
11% Specialised financial services
26% Asset management, insurance and private banking
23% Corporate and investment banking

As a % of business lines net income (excluding Proprietary asset management and other activities), before goodwill amortisation and integration-related costs.

Ratings

Short-term rating

Moody's	P 1
Standard & Poor's	A1+
FitchRatings	F1+

Long-term rating

Moody's	Aa2
Standard & Poor's	AA-
FitchRatings	AA

Headcount (average during the period)
In full-time equivalents



64,028
64,191
45,116
45,575
18,912
18,616
o/w France
o/w International
2002
2003

Earnings per share
Before goodwill amortisation and integration-related costs
In euros. Average number of shares outstanding during the period



1.41
1.79
2002
2003

Net dividend
(excluding tax credit, in euros)



0.55
0.55
2002
2003*

* Subject to approval at the Annual General Meeting of 19 May 2004

Market capitalisation up 2x in 1 year
In billions of euros, at 31 December



17.3
14
28
2001
2002
2003

Presentation of the Board of Directors (at 15 March 2004)

At 15 March 2004, the Board of Directors comprised 18 Directors and 1 non-voting Director, including:

- 4 outside Directors
- 10 Chairmen or Chief Executives of the Regional Banks
- 1 Regional Bank Chairman representing SAS Rue La Boétie
- 1 representative of the farmers' unions
- 1 Regional Bank employee
- 2 representatives of Crédit Agricole S.A. group employees

Directors are elected for three years. They may not serve for more than four consecutive terms and must be aged under 65. One third of the Directors retire by rotation every year, with the exception of employee-elected directors.

The Board of Directors of Crédit Agricole S.A. met 15 times during 2003. Average attendance was 84% and 92% excluding extraordinary meetings.

Members elected by the shareholders



René Carron Chairman
Re-elected on 22 May 2002
Appointed Chairman on 2 December 2002
Chairman, Caisse régionale des Savoie
Deputy Chairman, FNCA



Jean-Marie Sander Deputy Chairman
Appointed Deputy Chairman on 21 May 2003
Representative of SAS Rue La Boétie
Chairman, Caisse régionale Alsace-Vosges
Chairman, FNCA and SAS Rue La Boétie



Yves Couturier Deputy Chairman
Elected on 29 November 2001 and appointed Deputy Chairman on 19 November 2003
Chief Executive Officer,
Caisse régionale du Sud Rhône Alpes
General Secretary, FNCA
Deputy Chairman, SAS Rue La Boétie



Noël Dupuy Deputy Chairman
Elected and appointed Deputy Chairman on 21 May 2003
Chairman, Caisse régionale de la Touraine et du Poitou
Deputy Chairman, FNCA



Pierre Bru
Re-elected le 22 May 2001
Chairman,
Caisse régionale Quercy-Rouergue



Xavier Fontanet
Re-elected on 22 May 2002
Chairman and Chief Executive Officer,
Essilor International



Carole Giraud-Vallentin
Re-elected on 21 May 2003
Regional Bank employee



Roger Gobin
Re-elected on 21 May 2003
Chairman, Caisse régionale Atlantique Vendée



Pierre Kerfriden
Re-elected on 22 May 2001
Chief Executive Officer,
Caisse régionale du Finistère



Jean Le Brun
Re-elected on 22 May 2001
Chairman, Caisse régionale Normand



Bernard Mary
Re-elected on 21 May 2003
Chief Executive Officer, Caisse régionale du Nord Est



Gérard Mestrallet
Re-elected on 22 May 2002
Chairman and Chief Executive Officer, Suez



Jean-Pierre Pargade
Re-elected on 25 May 2003
Chairman, Caisse régionale d'Aquitaine



Corrado Passera
Re-elected on 22 May 2002
Chief Executive Officer, Banca Intesa



Jean-Claude Pichon
Re-elected on 22 May 2002
Chief Executive Officer, Caisse régionale du Midi

Directors elected by the employees



Henri Corbel
Re-elected in June 2003
Head of property administration, Unipar



Michel Guermeur
Elected in June 2003
Leasing assistant, Ucabail

Director representing the farmers' unions



Jean-Michel Lemétayer
Elected in November 2001
Chairman, FNSEA

Non-voting Director



Henri Moulard
Elected on 21 May 2003
Chairman, Truffle Venture (Invest in Europe)

Works Council representative



Daniel Coussens
Appointed in February 2004

Statutory Auditors

Barbier Frinault et Autres, Ernst & Young
Cabinet Alain Lainé

FNCA: Fédération Nationale du Crédit Agricole
Caisse régionale: Regional Bank

Corporate governance within the Crédit Agricole group

Since the outset, Crédit Agricole has always moved with the times through its deep involvement in the local economic fabric, at the service of all its customers. For over a century, therefore, the Group's growth and development has been driven by this goal of serving its customers, while respecting its mutualist identity and organisation. In this way, Crédit Agricole has become a leading economic agent in France and a major universal bank which now ranks among the leaders in Europe. More recently, its alliance with Crédit Lyonnais, which is now nearing completion, has consolidated the Crédit Agricole group's positions in all its business activities, not just the already exceptional positions acquired by the Regional Banks in their markets, but also the positions acquired by the Group through organic or acquisition-led growth in other businesses such as insurance, asset management, consumer finance and corporate and investment banking.

Over time, Crédit Agricole has developed a system of corporate governance to underpin the quality of its service, and which reflects the values that have supported its development and success: corporate values – service spirit, proximity and drive for continuous progress – and mutualist values – responsibility and solidarity.

For many years, and well before corporate governance became a high profile issue, Crédit Agricole has strived to create an organisational structure which effectively combines the strengths of decentralisation with the strengths of unity. Very early on, the Group introduced a set of practices designed to ensure a proper balance of power through clear segregation and precise identification of responsibilities at all levels, local, regional and national.

This aim for balance and effectiveness is reflected – in the Regional Banks as well as in the Crédit Agricole S.A. group – in the separation of the guidance, decision-making and control function, which is the Chairman's responsibility, from the executive and management function, which is the Chief Executive Officer's responsibility.

Crédit Agricole S.A.'s initial public offering on the stock market in late 2001 placed new corporate governance requirements on the Group. In opening up its capital to the public, Crédit Agricole S.A. immediately opened up its Board to outside Directors, and introduced a system based on a high degree of transparency.

Aware that there is no ideal universal corporate governance model, and driven by a desire to continuously strengthen and improve the quality of its own system, the Board of Directors of Crédit Agricole S.A., under the guidance of its Chairman, pays constant and careful attention to corporate governance matters. A specific review has been undertaken at Group level on this issue.

A detailed presentation of the Group's corporate governance system can be found in the Chairman's report on corporate governance and internal control on pages 50 to 59 of the section entitled '2003 financial statements and legal and administrative information'.

Management - 15 March 2004

Management board



Jean Laurent
Appointed in May 1999
Chief Executive Officer



Edouard Esparbès
Appointed in January 2004
Deputy Chief Executive Officer, Crédit Agricole S.A.
Chief Executive Officer, Crédit Agricole Indosuez



Georges Pauget
Appointed in June 2003
Deputy Chief Executive Officer, Crédit Agricole S.A.
Chief Executive Officer, Crédit Lyonnais

Executive Committee

In addition to the members of the Management Board, the Executive Committee includes the following: Jacques Baudouin, Aline Bec, Jérôme Brunel, Thierry Coste, Patrice Durand, Ariberto Fassati, Gilles Guitton, Jean-Frédéric de Leusse, Gilles de Margerie, Bernard Michel, Alain Papiasse, Yves Perrier, Patrick Valroff.



Jacques Baudouin

Deputy Chief Executive Officer, Crédit Lyonnais



Aline Bec

Head of Bank Operations Information Systems



Jérôme Brunel

Head of Group Human Resources



Thierry Coste

Head of Asset Management



Patrice Durand

Head of Operations and Logistics



Ariberto Fassati

Deputy Chief Executive Officer,
Crédit Agricole Indosuez



Gilles Guitton

Head of General Secretariat



Jean-Frédéric de Leusse

Head of International Retail
Banking and Investment Capital



Gilles de Margerie

Group Chief Financial Officer



Bernard Michel

Deputy Head of Operations and Logistics



Alain Papiasse

Deputy Chief Executive Officer,
Crédit Agricole Indosuez



Yves Perrier

Group Chief Risk Management Officer,
Senior General Manager,
Crédit Agricole Indosuez



Patrick Valroff

Head of Specialised Financial Services,
Chairman and Chief Executive Officer, Sofinco



Secretary to the Executive Committee

Jérôme Grivet

Head of Strategy and Development

Crédit Agricole S.A. group Management (at 30 April 2004)

Taxes
Gérard Jacson

Management Control & Planning, Subsidiaries and Affiliates
Marc Ghinsberg

Finance
Gilles de Margerie*
Deputy: **Jean Bouysset**

Investor Relations
Denis Kleiber

Financial Management & Accounting **Jean Bouysset**

Regional Banks Risks
Bernard Fouquet

Market Risks
Jean-Claude Gelhaar

Credit Risks
Maria Fadul

Risk Management
Yves Perrier*
Deputy: **Bernard Fouquet**

Operational Risks
Maxime Pennequin

Subsidiaries Risks (exc. Calyon)
Claude Petit

Administration, Methods & Tools
Brigitte Durand

Control & Audit Other Subsidiaries **Frédéric Baraut**

Control & Audit Crédit Lyonnais **Jean Cédelle**

Control & Audit
Jean-Louis Merré
Deputy: **Jean Cédelle**

Control & Audit Regional Banks **Yvon Malard**

Control & Audit
Rémy Wahl

Prevention of Money Laundering **René Wack**

Control & Audit Calyon
Jean-Jacques Picard

Specialised Financial Services
Patrick Valroff*
Deputy: **Christophe Grave**

Central Divisions

Finance & Risks
Christophe Grave

Human Resources
Annick Clément

○ Sofinco
Patrick Valroff*
Chairman & CEO

○ Finaref
Hubert de Pelet
Chairman of the Management Board

○ Ucabail / Lixxbail
Jean Lassignardie
CEO Ucabail, Chairman of the Management Board Lixxbail

○ Transfact
Thibaud de Fourtou
Chief Executive Officer

○ Eurofactor [1]
Marc Carlos
Chairman of the Management Board

Regional Banks
Georges Pauget*
Deputy: **Alain Strub**

Relations with Regional Banks
Gérard Bréchet

Control & Audit
Yvon Malard

Risks
Bernard Fouquet

Business Development Regional Banks

Alain Strub
Chief Executive Officer

Strategy & Marketing
Jacques Sainctavit

Agriculture, Agrifood & Sustainable Development
Michel Clavé

Corporate, Public Bodies & Professionals
Olivier Toussaint

Individuals
Pierre Cambefort

Distribution
Catherine Coroller

Corporate Identity & Customer Communications
Didier Blacque-Bélair

○ Cedicam
Etienne Longin
Chief Executive Officer

Insurance and Private Banking
Georges Pauget*

Life Insurance
Michel Villatte
Deputy: **Jean-Pierre Wiedmer**

○ Predica
Michel Villatte
Chief Executive Officer

UAF
Michel Villatte
Chairman

Jean-Pierre Wiedmer
Chief Executive Officer, Chairman of Médicale de France

Property & Casualty Insurance
Patrick Duplan

○ Pacifica / Afcalia
Patrick Duplan
Chief Executive Officer

Private Banking France and International
Jacques Haffner

○ Private Banking Subsidiaries BGPI (France), Switzerland, Monaco, Luxembourg

---

Crédit Lyonnais
Georges Pauget*
Chief Executive Officer

Jacques Baudouin*
Deputy Chief Executive Officer

IT Systems
Aline Bec*

Human Resources
Jérôme Brunel*

Finance & Risk Management
Francis Cantérini

Individuals & Professionals
Michel Guigal

Corporate
Henri Mazzella

Customer Services & Cash Management
Michel Delattre

Corporate Strategic Plan
Jean-Luc Duflot

Control & Audit
Jean Cédelle

Corporate Secretary

Local Management

Pierre-Louis Boissière
Rhône Alpes Auvergne

Jean-Michel Boulot – Méditerranée

Michel Chariot – Nord-Ouest

Louis Chéron – Est

Christian Deschaseaux – Paris

Élisabeth Eychenne – Bassin parisien Sud

Pascal Rime – Ouest

Christian Valette – Sud Ouest

---

* Member of Crédit Agricole S.A. Executive Committee

□ Crédit Agricole S.A. Central Division

○ Subsidiary, directly or indirectly owned by Crédit Agricole S.A.

[1] 50%-owned by Crédit Agricole S.A.

Chairman
René Carron

Chief Executive Officer
Jean Laurent*

Deputy Chief Executive Officer
Georges Pauget*

Deputy Chief Executive Officer
Edouard Esparbès*

Special Advisors to the Chairman and the Chief Executive Officer
Jean-Paul Betbèze
Jean-François Verny

Corporate Secretary
Gilles Guitton*

Human Resources
Jérôme Brunel*
Deputy:
Jean-Pierre Lorenzi

Operations & Logistics
Patrice Durand*
Deputy: **Bernard Michel***

Legal Affairs
Jean-Michel Daunizeau

Economic & Banking Studies
Pascal Blanqué

Jobs & Careers Management **Jean Bernicot**

HR Policies
Olivier Belorgey

Bank Operations Information Systems
Aline Bec*

Information Systems & Networks
Alain Brodelle

Strategy & Development
Jérôme Grivet

Compliance Officer
Alain Seugé

Labour-management Relations **Jérôme Nanty**

Training
Henri Balbaud

Real Estate, Logistics & Procurement
Olivier Lambert

Security
Robert Zeitouni

Central Secretary
Jean-Luc Pothet

Communications
Gilles Guitton

IT Systems
Philippe Méheut

○ Unifica
Jean-Renaud Le Milon

Asset Management, Securities & Institutional Financial Services
Thierry Coste*

○ Asset Management Crédit Agricole AM Crédit Lyonnais AM
Thierry Coste*
Chairman & CEO

Business Development & Marketing
Paul-Henri de La Porte du Theil
Deputy Chief Executive Officer

Management
Pascal Voisin
Senior General Manager

Corporate Secretary
Jean-Yves Colin
Senior General Manager

Operations
Jean-Pierre Michalowski

○ CPR AM
Pierre Simonet
Chief Executive Officer

○ BFT
Christian Homolle
Chief Executive Officer

Securities & Institutional Financial Services
François Arsac
Deputy: **Jean-Michel Cornudet**

○ CA-IS Bank
Guillaume Fromont
Deputy Chief Executive Officer

○ CA-IS Corporate Trust
Sylvie Achin
Chief Executive Officer

○ CA-IS Fastnet
Jean-Pierre Michalowski
Chief Executive Officer

SITS
Xavier Barrois

Corporate & Investment Banking (Calyon)
Edouard Esparbès*
Chief Executive Officer

Ariberto Fassati*
First Deputy Chief Executive Officer

Capital Markets
Thierry Sciard

International
Bernard Mignucci
Europe: **Michel Le Masson**
Americas:
Jean-Marc Moriani
Asia: **Gilles Allein**
Africa & Middle East:
Gérard Delaforge

Alain Papiasse*
Deputy Chief Executive Officer

Customer Relations
Pascal Poupelle

Investment Banking
David Villeneuve

Structured Finance
Marc Tabouis

Equity Brokerage
François Simon

Yves Perrier*
Senior General Manager

Risk Management
Bernard Carayon
Deputy:
Bernard Darmayan

Finance
Andrew Watson
Deputy: **Luc Auberger**

Operations
François Marion

Human Resources
Frédéric Goux

IT Systems
Aline Bec*

Corporate Secretary
Jean-Paul Le Roy

Distressed Assets
Julian Harris
Deputy:
Jean-Pierre Jacquier

International Retail Banking & Private Equity
Jean-Frédéric de Leusse*

Business Development Retail Banking
Pascal Acquaviva

International Business Development
Michel Le Masson

○ Union d'Études et d'Investissements
Jean-Frédéric de Leusse*
Chairman & CEO

Jean-Marie Soubrier
Deputy Chief Executive Officer

○ Unipar / Sofipar
Hervé Delachaume
Chief Executive Officer

○ Idia Participations
Jean-Jacques Vaury
Chief Executive Officer

Crédit Lyonnais Private Equity
Stéphane Monmousseau
Chairman of the Management Board

French retail banking – Regional Banks[1]

Contribution to net income*: € 630 million

Banking services for individual customers, farmers, professionals, small businesses and local authorities, with a very strong regional presence.

The Regional Banks provide a full range of banking and financial products and services, including deposits, distribution of equities, bonds, mutual funds and life insurance, and lending (particularly mortgage loans and consumer finance), together with a range of payment systems and non-life insurance products.

These services are available throughout the local branch network and through various electronic systems (interactive voice server, Internet, interactive television and mobile phone).

- **16 million customers**
- **7,260 branches**
- **Market leader in:**
  - **bank savings (20.7%) and personal, professional and small business lending (16.7%)**
  - **farming sector: 85%**
  - **professional and small business banking: 26%**

(1) Accounted for by the equity method (25%) in Crédit Agricole S.A.'s financial statements

French retail banking – Crédit Lyonnais

Net banking income: € 3.3 billion

Personal, professional and small business banking, with a strong focus on urban areas and a segmented customer approach.

Crédit Lyonnais offers a full range of banking products and services, together with asset management, insurance and wealth management services.

These services are available through multiple distribution channels, including branches, ATMs, telephone, mobile phone, Internet and Minitel.

Middle market customers have their own dedicated network of commercial advisers, together with a corporate finance advisory service specifically geared to their needs.

- **6 million customers**
- **1,850 branches, including 50% in towns with over 200,000 inhabitants**

Specialised financial services

Net banking income: € 2.2 billion

Consumer finance: number one in France

- **Total consumer finance outstanding: € 28.1 billion**

Sofinco : A specialist in consumer finance, distributed through retail outlets (cars, household equipment), a direct network of around one hundred branches, Regional Banks and Crédit Lyonnais branches and partnerships with major retailers. Operations in eight European countries.

- **9.5 million customers in France**

Finaref : A specialist in remote provision of financial products, consumer finance and non-life insurance products, distributed through partnerships with mail order retail companies and leading retail groups.

- **6.5 million private label cards**

Lease finance: French number two with Ucabail/Lixxbail

- **Total lease finance outstanding: € 12.5 billion**

Factoring: number one in France via Eurofactor and Transfact

- **Factored receivables: € 25.7 billion**

Asset management, insurance and private banking

Net banking income: € 2.6 billion

Asset management: leader in mutual funds in France

The Group's asset management subsidiaries, mainly CA-AM and CLAM, offers mutual funds for retail, corporate and institutional investors, and discretionary management services for corporate and institutional investors.

- **Assets under management: € 286 billion**

Insurance: third largest insurer in France

Life insurance: French number two with Predica/UAF offering investment and protection products to customers of the Regional Banks of Crédit Agricole and Crédit Lyonnais network.

- **Assets under management: € 123.5 billion**

Non-life insurance: Pacifica offers a very broad range of casualty and property insurance products, which are sold through the Regional Banks.

- **2003 premium income: € 775.7 million**

Private banking

- **Assets under management: € 87.7 billion.**

Calyon: corporate and investment banking

Net banking income: € 4.8 billion

Calyon operates in over 60 countries. For all product lines combined, it ranks among the top three players in France and the top ten in Europe.

Financing activities:

Calyon is a major player in France and ranks among the top ten in Europe for loan syndication, project finance and acquisition finance. It is also a world leader in aircraft and shipping finance.

Investment banking:

Calyon has a prominent position in France and is one of the top ten European players in primary bond markets, securitisation, derivatives (equity, fixed income and credit), and public securities transactions. In brokerage, Cheuvreux is a major player in France and ranks among the top ten in Europe, while Crédit Lyonnais Securities Asia is number two in Asia.

International retail banking

Net banking income from consolidated subsidiaries: € 359 million

Contribution from companies accounted for by the equity method: € 209 million

Crédit Agricole S.A.'s international retail banking operations are based principally in Europe and, to a lesser extent, in Africa/Middle-East and Latin America.

In Europe, Crédit Agricole S.A. has forged partnerships with first-class banks in the key southern European countries: Italy (Banca Intesa), Portugal (Banco Espírito Santo) and Greece (Commercial Bank of Greece).



Leading French banking network

7,260 branches

16 million customers

+190,000 new individual accounts in 2003



Robust growth dynamics confirmed

12.5 million cards

23.8 % market share in mortgage lending

The Regional Banks take top place in almost all the retail banking segments in France. They are market leader in personal banking with 16 million customers. This position was strengthened in 2003 by a successful marketing drive, which attracted more than 190,000 new personal accounts during the year. In the business segment, the Group counts almost one third (31%) of all French middle market companies among its customer base.

The retail banking business delivered strong growth in 2003 despite a sluggish economy. All business segments performed well – individual customers, farmers, professionals, small businesses, local authorities and middle market companies. The Regional Banks continued to broaden their product and service offering as part of their close collaboration with Crédit Agricole S.A. and its subsidiaries.


Trends in penetration of the "young" market (%)
9.2
11.0
12.8
14.9
2000
2001
2002
2003
0-11 years +5.7%
15.6
16.4
16.6
17.8
2000
2001
2002
2003
12-17 years +2.2%

Individual customers
Further strengthening of market shares

In 2003, Crédit Agricole achieved some excellent commercial results, driven by a commercial strategy designed to consolidate its leading position in the market.

An ambitious commercial strategy

The Regional Banks' two-pronged commercial strategy focuses on capturing new customers in buoyant segments and on selling more products per customer.

Focus on young people and high-net-worth clients

Young customers are a highly strategic segment for the Group, as they provide a natural 'breeding ground' for renewal and development of the business franchise. Crédit Agricole already has a strong presence in the under-25 bracket, with market share of 20.6%, a rise of 4.5 percentage points in four years. In 2003, the number of customers in this segment broke through the 4 million barrier.

Crédit Agricole has been particularly successful in the youngest segment of the market (0-11 years). Its 'Tiwi' passbook account, launched in 2000, has proved highly popular. By the end of 2003, over 1,100,000 accounts had been opened, representing volume growth of 23% and value growth of 36% over the year.

Crédit Agricole also strengthened its presence in the 12-25 age bracket, chiefly through its 'Mozaïc' range of daily banking products. At the end of 2003, it had 1.7 million Mozaïc cards in issue for 12-18 year olds and 1.1 million Mozaïc passbook accounts for 18-25 year olds.

A more aggressive approach towards the student segment led to strong growth in some specific offerings first launched in 2002 (loans for the new academic year and Mozaïc insurance) and, in some regions, to partnerships with the SMER, Group's student mutual insurance system.

With its well-perceived offering and attractive non-banking benefits, Mozaïc is confirmed as the premier brand for young people (an Actudes survey in April 2002 revealed a 72% spontaneous recall rate).

As part of its targeted growth strategy, Crédit Agricole has also stepped up its drive in the high-net-worth segment. Drawing on a solid customer base and an effective network of private wealth advisers, the Regional Banks are seeking to improve their image and their expertise in this valuable target market. A new private banking structure was created in December 2003, combining Banque de Gestion Privée Indosuez (BGPI) and Crédit Agricole Indosuez Cheuvreux Gestion (CAIGP). The new unit will play a key role both in assembling high net worth packages from across the spectrum of Group products, and in developing this valuable target market, drawing on support from the Regional Banks.

Selling more products per customer

As the leading high street bank in France, Crédit Agricole offers a full range of classic banking and insurance products.


26.7
28.7
29.0
30.2
2000
2001
2002
2003
18-25 years +3.5%
16.3
18.1
19.0
20.6
2000
2001
2002
2003
0-25 years +4.3%
(source: Regional Banks survey)



its policy is to encourage every new current account customer to subscribe to '*Compte Service*', a package combining all essential daily banking services, such as overdraft facilities, payment cards and online banking, in a single contract. This helps strengthen customer loyalty and encourages customers to bank their regular income with Crédit Agricole. The policy enjoyed a success rate of more than two in three during 2003.

At the end of 2003, the group had sold more than 7.7 million 'Compte Service' packages, representing a penetration rate of over two thirds of all current accounts, a rise of 450,000 over one year.

In bank cards, Crédit Agricole has maintained its leading position with 12.5 million cards in issue, including 11 million payment cards, a segment in which it has 24.8% market share, more than twice that of its nearest rival. In 2003, the conversion of domestic cash and payment cards to international cards continued apace.

In insurance, Crédit Agricole delivered an excellent performance in both life and non-life insurance. 2003 was a record year in life insurance, with the sale of over 350,000 whole life policies, bringing the total up to nearly 2 million. The number of personal accident and health policies totalled more than 650,000.

Legal protection insurance also proved highly popular, with over 550,000 policies taken out in 2003. Lastly, motor and household policies continued to grow in a fiercely competitive market, with more than 2.3 million policies managed, a rise of 120,000 over the year.

Buoyant commercial activity in 2003

Loan outstandings recorded a buoyant growth in 2003, pushing market share up to 16.6%, a rise of 0.5% over one year.
In mortgage lending, Crédit Agricole is still far and away the leading bank in France, with 23.8% market share. New lending was brisk during the year, rising by 23.8% to € 23.4 billion. Loans outstanding rose by 10.1% to € 103.7 billion. Aware of the strong potential among first-time buyers, Crédit Agricole has developed solutions tailored specifically to their needs, including flexible mortgage management and a longer average loan term.

Consumer finance: 11% market share

In 2003, the consumer finance book rose by 3.9% to € 14.1 billion. To meet consumer needs, Crédit Agricole has restructured and enriched its offering, with a range of products designed for each type of financing requirement (personal finance, cars, home improvements, etc.).
In October 2003, the Group launched a massive campaign in car loans, offering a new package combining financing with insurance from Pacifica. Over the year, car loans outstanding rose by 12.4% in an automobile market broadly in decline.

Buoyant growth in customer assets: up € 23 billion in 2003

In 2003, households showed a strong preference for liquidity, security and protection. Despite the recovery in the stock market since mid-2003, personal customers still broadly preferred to invest their money in passbook accounts and life insurance.

In terms of intermediated savings, passbook accounts enjoyed the strongest growth, rising by almost € 6 billion. Home purchase savings were up by € 4.4 billion, while long-term investments such as PEP (Popular Savings Plans), were less attractive, falling by € 1.4 billion to € 24.1 billion.

Among other customer investments, life insurance recorded the strongest growth with new inflows totalling € 10.7 billion, principally in conventional business. Predica's total




New mortgage lending
(in millions of euros)
16,339
18,874
23,358
2001
2002
2003


On and off-balance sheet consumer deposits outstanding (in billions of euros)
317
327
350
2001
2002
2003
Aggregate outstandings (excl. securities) from the Regional Banks network

Crédit Agricole's magazine publishing business

Crédit Agricole S.A.'s subsidiary Uni-Éditions publishes three of France's biggest-selling consumer magazines: Dossier familial, Détente Jardin and Maison Créative.
Dossier familial is France's number one monthly magazine, selling more than 1.3 million copies in December 2003.
Détente Jardin ranks second in its category, and sells 240,000 copies per issue.
Maison Créative ranks fourth in the home/decoration category, with average sales of 210,000.
Subscriptions for all three titles are sold throughout the Crédit Agricole network, and Détente Jardin and Maison Créative are also sold through newsagents.

in-force business amounted to € 92 billion at the end of 2003, ranking it second in the French life insurance market and still in top place among the captive insurers.

In mutual funds, business recovered sharply in 2003, with a 12.7% outstanding growth after a decline of 3.7% in 2002.

Stock market trading began to recover during 2003, with 3,560,000 orders placed, a rise of 12% on the previous year.

Local authority banking Innovation and strong growth

Crédit Agricole has a strong presence in the local authority market. During 2003, the local public sector remained in good financial health and made increasing use of bank finance, principally due to the gradual devolvement of responsibility from central government.

New lending amounted to € 3.3 billion, a rise of 22% on the previous year, consolidating Crédit Agricole's position as third largest player in this market, with a total loan book of € 19.7 billion. Its market share has risen from 14.6% in June 2002 to 15.5% one year later (source: Banque de France).

This performance reflects the commercial efforts made by the Regional Banks coupled with the expertise of the Group's subsidiaries – Crédit Agricole Indosuez, BFT and Ucabail-FIP. This winning combination led to some prime financing deals such as the new teaching hospital in Strasbourg, the Valenciennes tramway, the Le Mans waste-processing plant and the public transport systems in Grenoble.

Crédit Agricole continues to diversify and innovate in this market. Insurance products for small local authorities and vehicle fleet management services were tested during 2003, alongside existing services such as equipping schools with Internet access and introducing secure electronic exchange.

In public-private partnerships, Crédit Agricole launched an innovative offering in financing the construction of local police stations.


Strasbourg

Farming, professional and small business banking
An outstanding position

Crédit Agricole had a very satisfactory year in these markets, where it has traditionally been the leading bank.

Crédit Agricole is restructuring its commercial approach to these markets, with the aim of better meeting customer needs and protecting its leading position. It is developing a structure based on branch and staff specialisation, a global approach to personal and business needs, and the creation of specialised branches and/or centres of expertise for the farming industry.

Farming: an historical market for Crédit Agricole

In its historical market, Crédit Agricole consolidated on its position as leading "banker and insurer".

Crédit Agricole is by far and away the leading bank in the farming industry, with market share of 73% in financing, 80% in interest subsidised loans, and over 60% in savings. It is also the foremost banker to the food processing industry, with market share of 31.1%, and 57.6% in food-processing or marketing co-operatives alone (end June 2003 data).

2003: Significant rise in the extension of new loans

2003 was an exceptional year for investment financing. Despite difficulties caused by the summer drought, new medium- and long-term lending reached a record high of € 5.6 billion, a rise of 5.6% on 2002. Of this total, interest-subsidised loans accounted for € 800 million, down 15% on 2002 due to government delays in implementing the new scheme.

Crédit Agricole provided strong support for those farmers worst hit by the drought. During the summer itself, the Regional Banks offered reduced rate working capital finance, while Crédit Agricole S.A. earmarked € 150 million for consolidating medium-term loans at reduced rates.

Lastly, Crédit Agricole is the leading bank in equipment financing, notably through its agreements with 163 manufacturers.

New services

Apart from its classic banking activities, Crédit Agricole is making a real breakthrough in insurance products tailored to the needs of the farming industry.

Pacifica's farm insurance product, launched at the end of 2002, is now distributed by 37 Regional Banks. The benefits are already beginning to flow through, with 3% market share and more than 100,000 policies in force. In private insurance, Crédit Agricole has a 52% market share with 115,000 Prediagri policies. During the year, the network also promoted Predica's long-term care insurance offering, which meets a real need given today's ageing population in a geographically dispersed rural environment.

Pleinchamp.com – Crédit Agricole's special website – has become THE site for farmers and their business partners. Now used by three in every four web-enabled farms, the site recorded over 100,000 visitors in December 2003. Its offering has been broadened to include a series of pay services (local weather, market reports, etc.) and a section for secure purchases of phyto-health products.



First banker to the food processing industry with market share of 31.1%.

Professionals and small businesses: Crédit Agricole's second biggest retail banking market

In this segment, which comprises sole traders, the professions, associations and businesses with less than € 1.5 million in sales, Crédit Agricole is the leader in market share for both business needs (26%) and private needs (28%).

A high-growth market

This market accounts for a significant share of the Regional Banks' activity:

- second largest segment after personal banking, with 750,000 customers;
- almost 30% of total demand for mortgage loans;
- a significant proportion of high-net-worth customers.

These segments therefore play an important strategic role in developing commercial banking activities. Due to their strong local ties and both personal and professional requirements, they are at the crossover between retail and business banking, in both banking and insurance products. A solid presence in these markets therefore partially drives the Group's activities in other markets, such as personal, commercial and local authority banking.

A record year in 2003

Despite a sluggish economy in 2003, the professional and small business segment remained buoyant, led by sustained consumer spending.

New lending in this market rose by 6% compared with 2002, to € 3.5 billion. This growth was driven by all segments of the market, but more particularly by the professions, with a rise of 15% to € 1 billion, followed by independent retailers (6%) and a return to growth among the trades (1.9%).

Crédit Agricole ranks top among the banks in personal pension plans, with over 10,000 contracts in force. This creates an excellent opportunity for providing these customers with the financial services they will need later on in life.

In parallel to its traditional financing activities, Crédit Agricole drew the benefit of targeted campaigns towards certain customer groups, introduced for the most part in 2002. Partnership agreements were signed with notaries, accountants, healthcare professionals (electronic transmission of health insurance claims and payment by bank card), and over forty independent retailer groups. Apart from these partnerships, Crédit Agricole also has a relationship with over 270 retailer symbol groups or franchise networks.

Aware of the economic importance of business creation, Crédit Agricole takes part in 'young talent' competitions, in addition to the action taken by the Regional Banks to support local business creation in partnership with local players (e.g. Chambers of Commerce).


PILOT

Middle-market banking: consolidating relationships based on proximity and quality of services

In a difficult economic environment, the Regional Banks delivered a sound performance, consolidating on their flagship position in commercial banking.

Thus, at the end of June 2003, Crédit Agricole:

- is number one in market share (31%) and main banker relationship (16%), according to a survey of companies with 10 to 1,000 employees;
- is number one in lending (12.7%) and deposits (16%);
- improves share in employee savings (6.5%) and pension savings (3.5%).

Crédit Agricole's business customers have clearly expressed their satisfaction with the quality of service offered in medium- and long-term financing. In a survey conducted by Ipsos Novaction in December 2003 among 300 businesses with 10 to 500 employees, Crédit Agricole ranked top (26% of all respondents) for speed in granting loans and 93% of its customers said they were broadly satisfied with all services offered.

In this highly competitive market, priority was given to consolidating relationships with existing customers by strengthening the classic banking offering and developing employee savings products. In addition, an investment banking service combining corporate finance and wealth management services, tailored specifically to the needs of middle-market customers, is gradually being rolled out across the Regional Banks.

A positive year, despite the sluggish environment

After a poor first half, the Regional Banks enjoyed an upturn from the third quarter as the economy gradually began to improve.

Financing: 10% rise in new lending

At end December 2003, new medium and long-term lending amounted to € 6.1 billion, a rise of 10% on the previous year, driven by strong growth in major financing deals shared with CAI, which accounted for 15% of all new lending in the Regional Banks.

Loans outstanding amounted to € 36.3 billion, a rise of 5.9% over the year as a whole in a market down 3.2% at the year-end. Business lending accounts for 16% of the Regional Banks' total loans outstanding.

Specialised financial services delivered satisfactory growth. After a sharp decline in 2002, lease finance rose by 4.9%, driven by demand for equipment financing. This growth was principally the result of a closer working relationship between Ucabail and the Regional Banks, with Ucabail providing the network with a sales aid tool and syndicating transactions.

The factoring business with Transfact grew by 8.7%, led by growth in business with major clients.

To support the middle-market investment banking service, Crédit Agricole has created a new company called Sodica, to develop corporate finance deals of between € 4.5 million and € 120 million.




Crédit Agricole's market shares in middle-market banking
Deposits 16 %
Lending 12.3 %
Property leasing 9.2 %
Equipment leasing 7.2 %
Employee savings 6.3 %
Factoring 6 %
1st
1st
3rd
5th
6th
5th
Source: BDF, CSA-TMO, BNPP Lease, ASSFI, ASF (December 2002)

Deposits and investments

Intermediated deposits were up 13.3% to € 13.7 billion at year-end.
Investments in mutual funds enjoyed strong growth of 15%, in line with trends of the past two years.

Employee savings: strong growth

Employee savings rose by 30% and pension savings by 31% over the year. During 2003, almost 5,900 new employee savings contracts were signed, including over 900 company contracts. Growth in pension savings was driven by business with large corporate customers.

Domestic and international cash management

Cash management is a prime component of the banking relationship and was a key priority in 2003. The number of cash pooling agreements rose by 75% over the year, with the Regional Banks selling 213 agreements to their middle-market customers.

In 2001, Crédit Agricole developed a digital certification system called 'CA Certificat' for secure Internet payments. This service has enjoyed strong growth. Over one year, the number of customers equipped with one or more certificates rose from 2,100 to 3,400. This excellent performance was due in part to the Regional Banks' strong involvement in selling this product and in part to the wider scope of use for digital certificates (Urssaf social security returns, vehicle registration documents, etc.).

On an international level, Crédit Agricole has established a network of commercial representatives in some sixty countries in order to offer its business customers continuity of service and effective support in their operations abroad. These dedicated teams draw on the Group's local operations and on partnerships with the major local commercial banks.

Crédit Agricole remote banking: 240 million contacts in 2003.

Crédit Agricole's remote banking services enable customers to interact with their bank via a range of alternative channels in addition to their branch: Internet, interactive voice server, contact centre, mobile telephony, Minitel teletext service and interactive TV.

Remote banking recorded very strong growth in the number of contacts, which rose by 36% in 2003 to 240 million, i.e. one million contacts per business day.

One customer in four used remote banking services either to effect transactions or look up account balances in 2003.

Internet banking posted the strongest growth, accounting for two thirds of all contacts, followed by mobile telephony (wap and i-mode), including SMS. These technologies are also high-potential distribution channels for the future.





Strong commercial momentum winning customers and

1,850 branches

6 million customers



gaining their loyalty

8.6 %
rise in loans outstanding

Mortgage lending
up 14.6 %

No.1 in gold cards

The Crédit Lyonnais retail network in France provides banking services for personal customers, professionals and middle market customers.

2003 was an important year for Crédit Lyonnais, with the introduction of its new segmented commercial approach to personal banking and further strong growth in its business franchise.

New distribution channels continue to develop and offer an increasingly broad array of services, reflecting the bank's continuous endeavours to meet customer demand.

Personal, professional and small business banking highlights:

- **6** million personal customers
- **4.2** million personal accounts
- **312,000** professional and small business accounts
- Loan book(*): **€ 37.1** billion
- Customer assets(*): **€ 101.9** billion, including deposits(*): **€ 47.4** billion

(*) at year-end

Personal banking: successful introduction of segmented commercial approach

Strong commercial momentum

Branch opening plan continues

In 2001, the bank launched a plan to develop the branch network by opening 150 new branches in growing markets by the end of 2004, with the aim of maximising the effectiveness of its distribution capability. During 2003, the plan entered its active phase, with 75 new branches opened or under construction by the year end. The new branches are accompanied wherever possible by automated banking facilities.

New commercial approach: initial results highly promising

71 of the 77 regional divisions have already adopted the new approach, which aims to adapt the bank's commercial capability to the expectations and economic value of its various customer segments. The last six divisions will convert during 2004.

Broadly speaking, high net worth and private banking customers have welcomed the new organisation structure, as it provides them with a single account manager to handle all aspects of their banking relationship. This has improved commercial relations with this customer segment, leading to growth in the number of contacts and in the number of products sold per customer. In addition, the creation of portfolio management centres for private banking clients has helped the advisers develop their professional expertise.

During 2003, Crédit Lyonnais also set up eight wealth management centres devoted to its most valued high-net-worth clients, with a new team of advisers and wealth managers now being established in order to combine expertise with proximity. This new structure has improved commercial relations with these highly valued customers and provides an effective means of winning new business in this extremely demanding segment of the market.

Growth in the business franchise: winning new customers and gaining their loyalty

In 2003, the branch network enjoyed further growth in its business franchise, with net new accounts totalling approximately 36,000, representing almost 30,000 new customers.

Growth was driven by strong commercial momentum throughout the branch network, supported by some forceful campaigns, such as the 'Give our bank a try' operation, and by stepping up sponsoring and partnership campaigns.

In support of its drive to win new customers, Crédit Lyonnais continued to promote its *Avantage* loyalty scheme, which had 1,923,000 members at the end of 2003, representing almost one customer in every three.

Strong development in various distribution channels

For several years now, Crédit Lyonnais has been offering an increasingly broad range of services through multiple channels (branches, cash points, ATMs, telephone, Internet, Minitel, etc.).

More recent innovations, such as the ATM recharge service for prepaid mobile phones and the new ATMs currently being installed, offer customers and non-customers even more flexibility, illustrating the bank's continuous aim of providing what the consumer wants.

Internet traffic more than doubled during 2003, rising from 17 million to 34 million pages viewed. The number of customers



using online banking services has risen sharply across all age brackets.

In order to handle customer requests more effectively, Crédit Lyonnais has established a number of dedicated call centres to deal with all customer contacts, regardless of distribution channel, for better tracking of requests for information, meetings and product sales, in liaison with the 'bricks and mortar' branch network.

Customers relationship: a high satisfaction rate

The overall quality of the branch relationship is extremely high, with a customer satisfaction rate of almost 90%. The rate rises to 93% for the quality of relationship with personal advisors, and almost 92% of customers said they intended to extend their relationship with the bank.

(source: MV2 Conseil).

Call centres

Crédit Lyonnais continued to roll out its call centre programme during 2003, with the aim of freeing up branch staff to focus on face-to-face customer contact.

By the end of 2003, five centres employing a total of 300 telephone advisers managed 35% of the network's customers, handling 456,000 calls in the month of December 2003 alone. Apart from improving customer service and freeing up branch staff, these new centres make a direct contribution to net banking income through sales of products and services and by obtaining targeted meetings for the branch advisers.

Over 20,000 commercial proposals were made in this way in December.

Strong growth momentum

Further increase in sight and savings deposits

As in 2002, deposits were up sharply. Retail sight deposits rose by 17% year-on-year, driven principally by passbook accounts, which were up 36%. Contractual savings accounts, which were adversely impacted by reform of the Home Purchase Savings Scheme, were up by only 1.6%, while time deposits fell by 17% year-on-year.

Life insurance and securities

Amid volatile market conditions, new life insurance business came principally from conventional policies in euros. Restructuring of the life insurance product range was completed in 2003, notably with the creation of *Lionvie Vert Équateur*, a multi-fund investment contract, and *Lionvie Jaune Saison*, an income fund which won *Gestion de Fortune* magazine's top award for innovation in 2003.

Investments in mutual funds came principally from capital guaranteed products, with the Drakkar, Talisman and Practis series (structured funds which were revamped in 2003) bringing in € 960 million against € 860 million in 2002 for the same type of funds.

Towards the end of the year, there was a strong upturn in equity-based investment.

Private banking

In a difficult economic and stock market environment, the number of discretionary management mandates continued to grow, particularly in the second half of the year following the successful launch of the new 4G mandate, which brought in almost € 600 million in just three months.

4G has a minimum investment level of € 15,000 and offers 90% capital protection.

The number of private banking customers rose sharply, reaching 138,700 at the end of November 2003.


Personal customers
Life insurance, new business
(€ billions)
3.5
3.6
3.8
2001
2002
2003
Short-term loans(*)
(€ billions)
6.3
6.6
7.2
2001
2002
2003
(*) at year end
Mortgage loans(*)
(€ billions)
18
20.5
23.5
2001
2002
2003
(*) at year-end

Sustained growth in lending

Consumer finance origination rose by almost 9.4% in 2003, driven by a sustained commercial campaign and a renewed product range through the partnership with Sofinco.
Personal loans recorded the highest growth with the total loan book up by almost 12%.
Market share in short-term lending rose from 4.8% to 5% year-on-year at end June 2003.
Mortgage lending was sustained with 14.6% growth in the loan book.
This excellent performance led to a significant market share gain, rising from 5.9% to 6.1% year-on-year at end-September 2003, amid a persistently competitive environment.

Strong growth in casualty & property insurance

Sales of casualty & property insurance products were buoyant, with 160,000 new policies written during the year. There were some excellent performances in personal accident insurance with 60,000 new policies, and in newer products such as funeral expenses plans and long-term care insurance (sold since May 2003), with over 30,000 new policies written in these high-growth markets.
Other non-life products held steady at 2002 levels. Total policies in force at the year end (comprehensive household, motor, health and personal accident) amounted to almost 440,000, a rise of 25.3% over 2002, driven by new products.

Online banking: enriched and innovative services for an ever increasing number of users.

All transactional sites for personal customers are now accessed through the new, more user-friendly www.clparticuliers.com portal. All customers, whether subscribers or not, can find information about their accounts and create a personal page to obtain the exact information they want.
Online distribution of retail products and services grew substantially during the year, with a 40% increase in demand.
e.creditlyonnais, Crédit Lyonnais' e-bank which has been in operation for just over three years, completes its range of alternative distribution channels. The number of subscribers to e.creditlyonnais more than doubled in 2003, having already doubled the previous year.
Internet is still the fastest-growing distribution channel, with growth of over 35% in the number of personal, professional and small business users, and 66% growth in the number of log-ins.
The SMS alert service, Crédit Lyonnais Avertis, continued to grow in 2003, with a twofold rise in the number of users to 160,000.

No. 1 in gold cards

Crédit Lyonnais kept its leading position in gold cards, with Visa Premier, which now has more than 350,000 holders.

Crédit Lyonnais has also become the leading bank in secure Internet payments with its e-credit card, which has already attracted over 45,000 holders, almost double the previous year's level.



Online distribution of retail products and services continued to grow in 2003, with a 40 % increase in demand.

Professional and small business banking
A satisfying year in 2003

Against a less buoyant economic backdrop and a persistently tough competitive environment, Crédit Lyonnais continued to improve its commercial and financial performance in this business segment.

Through sustained efforts to win and retain new customers, 36,000 new accounts were opened during the year, bringing the total to 312,000. These efforts form part of the bank's policy of refocusing on the more buoyant segments and consolidating on its strong market share with the professions. A focus was also placed on strengthening relationships with the various representative bodies in the professional world.

All businesses with revenues of less than € 5 million have now been completely transferred to this segment, accompanied by a reorganisation of available products and services (employee savings, insurance, cash management, etc.). Small businesses represent 2% of relationships in this segment, 6.6% of deposits and 3.4% of loans.

Meanwhile, Crédit Lyonnais has continued to broaden its offering in electronic payments and pension savings in order to meet increasing customer demand.

Crédit Lyonnais has also consolidated on its strategy of becoming single or main banker to its professional and small business clients, by assigning each customer a single adviser responsible for co-ordinating the relationship in terms of both personal and business needs. This policy has resulted in a 7% increase in customer assets.

Controlled growth in lending

The lending business was marked during 2003 by further strong pressure on rates. In a more uncertain economic climate, Crédit Lyonnais continued its actively selective policy in the professional and small business segment, with a view to improving risk quality and preserving margins.

The development of financing packages geared specifically to this segment has not only accelerated the turnaround time for simple and relatively small loans, but also the time taken to propose appropriate solutions in more complex cases.

Growth in lending continued apace, with the number of new facilities granted rising by almost 4% and total loans outstanding by 7%, at satisfactory risk/reward conditions.

Retail deposits (€ billions)

Sight*	
2001	15.7
2002	16.4
2003	17.3
Savings*	
2001	28.4
2002	29.1
2003	30.1

* at year-end

36,000 new accounts for professional clients.

Middle-market banking

The commercial network's key priorities during the year were to expand its commercial banking business and develop a corporate finance activity in the middle-market segment.

Initial results have been encouraging despite the difficult economic environment. In this context, substantial effort has been invested in maintaining the bank's market share while taking a prudent approach to risk and provisioning.

Sustained activity in Corporate Finance

By strengthening its dedicated corporate finance unit for middle-market customers, this business boosted its volumes significantly in 2003.

Activity was exceptionally brisk during the year across all business lines, including debt restructuring, loan syndication, MBOs, LBOs and mergers & acquisitions. This strong progress was driven by the commercial network's vastly strengthened capability in corporate finance, coupled with an increase in the size and complexity of high value added deals. Over one hundred and fifty deals were completed during the year, representing € 900 million in new business.

Commercial banking

Growth in customer assets

Customer assets rose by a satisfactory 4.6%, driven as in 2002 by investments in mutual funds tailored specifically to this market segment, which were up 13.8% on the previous year to € 3.8 billion. This trend was due to a marked preference for equities rather than fixed-income investments, as investors sought improved liquidity.

Lending steady despite the sluggish climate

Medium and long-term lending and leasing activities were flat due to weak fixed investment. Eurofactor enjoyed a brisk upturn in its factoring business during the second half, which helped maintain business volumes over the year in a broadly flat market.
During the year, the commercial network introduced a new credit scoring system for middle market lending, which has contributed to an improvement in decision turnaround times and already meets future Basle II requirements.

Payments and services

Payment volumes remained stable due to sustained action on the part of the network, coupled with brisk activity in international transactions. A new account lookup facility was successfully launched on CLentreprises.com. Almost 2,500,000 electronic transactions were made by the 15,000 customers who subscribed to the e-banking service.

International services: improved capability

A team specialising in advice on investing and operating abroad, particularly in China and Eastern Europe, has been established to support the bank's middle market customers. Through a new partnership with Euler-Sfac, a subsidiary of the world's leading credit insurance group Euler-Hermes, the bank can now offer broader protection for its customers' trade receivables in France and abroad.

A brake on growth in employee savings

2003 was a relatively slack year for employee savings pending the French government's decisions on pension reform. Net inflows in 2003 amounted to € 120 million.
The Group has maintained its position as a leading player in this market through continuous progress in its technical resources and information systems.





A powerful source of business
Sustained growth boosted

No.1 in France in consumer finance

No.1 in factoring



development
by the consolidation of Finaref

No.2 in equipment leasing

Consumer finance outstandings up 44%

6.5 million private label cards

Specialised financial services encompasses consumer finance (Sofinco, Finaref, Finalion and their international subsidiaries), lease-finance (Ucabail, Lixxbail, Slibail Murs – Slibail Immobilier and EFL) and factoring (Transfact, Eurofactor and its international subsidiaries).

The new division plays a dual function. First, it is responsible for managing, directing and controlling the various specialised financial services companies. Its second role is to examine and develop potential synergies between the three business lines, in order to make cost savings, share skills and improve their effectiveness and competitiveness in the market.

The most significant event of 2003 was the launch of the integration process by business line between the various subsidiaries of Crédit Agricole and Crédit Lyonnais:
- Sofinco and Finalion in consumer finance,
- Ucabail, Lixxbail and Slibail in lease-finance.

Consumer finance: outstandings managed
(in billions of euros)



16.3
19.5
28.1
including Finaref:
4.7 billion
2001
2002
2003

Consumer finance
Sharp organic and external growth

Consumer finance now plays a more important role within the Group since the integration of Finaref and the strengthening of Sofinco's partnerships in France and abroad. In 2003, outstandings managed (excluding those managed by the retail banking networks) rose by 9% to € 21.4 billion.

International origination rose by 28% to € 4.2 billion, driven by the development of new partnerships by Sofinco's Southern European subsidiaries.

Lastly, the boom in online financing continued into 2003, totalling € 229 million for personal customers (against € 105 million in 2002) and about € 6.2 million for customers through partnerships.

Sofinco: a year of further developments

Sofinco had a highly satisfactory year in 2003, with robust commercial activity particularly in its international subsidiaries. It also won a number of major partnership contracts both in France and abroad, and enriched its product offering.

Strong growth driven by international business

Activity was sustained in 2003, with particularly strong growth in international business. Total outstandings managed rose by 21% to € 21.6 billion, with international business accounting for more than a quarter of this total, a rise of 26% on the previous year.

New financing increased by 10.7% to € 13 billion. In France, loans outstanding distributed through the Regional Banks increased by 12% and those directly extended by Sofinco by 8%. Sofinco now manages Crédit Lyonnais' entire consumer credit book, which totalled € 3.9 billion at the end of 2002, double the previous year's figure.

Partnerships: strengthened in all fields

During the year, new partnerships were forged in all business activities, in France and abroad.

In France, Sofinco won the contract for the Samaritaine department store's private label card, by incorporating a range of Finaref insurance products as part of the Group's cross-selling policy. A partnership was also forged with a TV shopping programme, which attracts over 60,000 customers a year. Viaxel, Sofinco's car finance business, signed an agreement with Piaggio, Europe's biggest motorcycle manufacturer in terms of registration volumes. Lastly, the partnership agreement with Cora (the Hypermarket company) was renewed for four years.

Sofinco and its European subsidiaries continued to develop their international business activities.

In Italy, Sofinco strengthened its ties with Agos Itafinco, increasing its holding to 51%, while Banca Intesa now owns 49%. Agos Itafinco manages Banca Intesa's revolving and instalment credit business. It had an excellent year in 2003, with new business up 34% compared with the previous year. It now ranks second among Italy's independent specialised finance companies. Agos Itafinco also signed a major partnership agreement with FNAC for its financing business.



In Portugal, Sofinco acquired a further 45% of Credibom, a subsidiary of Banco Espírito Santo (BES), raising its total interest to 85%. BES owns the remaining 15%. Credibom is Portugal's leading consumer finance company.

In Spain, Sofinco and its Spanish subsidiary Finconsum signed a partnership agreement with ACER, a Taiwanese computer manufacturer. The agreement has been extended to France and Greece.

In Greece, Sofinco and the Commercial Bank of Greece have created a 50/50 joint venture in consumer finance, Emporiki Credicom. The new company has been in operation since the end of November 2003.

Product development: continued enrichment of the offering

Alongside these new partnerships and international expansion, Sofinco has continued to improve and enrich its product offering.

Viaxel has launched an online calculator and application form for motorcycle loans, which enables it to make the customer an immediate offer.

Sofinco has developed a car finance package for personal customers, which combines a loan with a choice of insurance options and breakdown cover. The insurance is provided by Pacifica. This turnkey bancassurance product is sold through nine Regional Banks.

A new debt collection procedure was launched in May to improve financial performance and reduce the cost of risk.

Finalion: an excellent year in 2003

Finalion, Crédit Lyonnais' consumer finance subsidiary, had a very good year in 2003. New business was up 10% to € 618 million, bringing total outstandings to € 1.2 billion at the end of the year.

Growth was driven principally by the renegotiation of partnership agreements with major players in the household equipment market, consolidation of Finalion's position as leader in financing leisure vehicles and increased synergies with the Crédit Lyonnais branch network.

European presence in consumer finance




KANGOUROU
PRINTEMPS
SURCOUF

The acquisition of Finaref has made Crédit Agricole one of the leading French and European players in consumer finance.

In February 2003, Crédit Agricole S.A. acquired 61% of Finaref, a specialist in private label cards, from the Pinault-Printemps-Redoute group, followed by a further 14.5% in December 2003. It acquired a final stake of 14.5% in March 2004 and the PPR group retains the remaining 10%. This acquisition supports and completes the Regional Banks' and Sofinco's own consumer finance business. It strengthens Crédit Agricole S.A.'s position in both consumer credit and private label cards, a segment in which Finaref is a top-ranking player in France, with 6.5 million cards and managed outstandings of € 4.7 billion.

Finaref
Sustained business growth

Business was brisk in 2003, with 752,000 new credit accounts opened, a 13% rise on the previous year. New credit was up 6.5% to € 2.9 billion, driven by 9% growth in international business. Total managed credit amounted to € 4.7 billion, up 2% on the previous year, with card holders broadly preferring cash payment to credit.

The insurance business delivered an excellent performance. Finaref sold 755,000 new policies in France, a rise of 27%, while total managed premium income rose by 16% over the year to € 170 million.

During the year, Finaref continued to expand its business franchise, signing a new commercial partnership with Club Méditerranée, which led to the launch of the Club Med card in November.

2003 also saw strong growth in online business, which generated over 10,000 new accounts during the year. Rewarded for the quality of its performance and audience, www.finaref.fr was the only finance company ranked by Interop Label among France's top ten financial websites.

The product range was enhanced with new personal loans and the extension of the universal payment function to revolving credit accounts. By the end of the year, there were over 10,000 Visa cards in issue.

In insurance, the initial benefits of intra-Group synergies have begun to flow through. In France, Finaref has been insuring some of Sofinco's instalment loans since September, notably under the Apple brand. Two agreements signed in 2003 with Creditplus AG and Agos Itafinco, Sofinco's consumer finance subsidiaries in Germany and Italy, will facilitate the distribution of Finaref insurance products. Similar discussions are underway in Spain and Poland.

In savings, Finaref announced its proposed buyout of ABN Amro's 49% holding in Banque Finaref-ABN Amro in July. The buyout became effective in early August after approval from the CECEI, the French regulatory authority. Finaref now owns 100% of its banking subsidiary and will discontinue its business in 2004.


Geographical breakdown of outstandings
(in billions of euros)
16.3
4.4
11.9
2001
19.5
5.2
14.3
2002
28.1
6.7
21.4
2003
International
France



Lukas, the Polish number one

Crédit Agricole S.A. has virtually full control over the Lukas companies, the Polish number one in consumer finance. Lukas had an excellent year, with new financing up 12%. Drawing on its first-class brand image (top place according to the 2003 Newsweek Banks survey), Lukas continued to develop its retail banking services during the year, opening 80,000 new accounts (representing 20% new customers) and launching new savings & investment and financing products (life insurance, mutual funds, mortgage loans). Lastly, in 2004, Lukas has embarked on a huge project to upgrade all its information systems.

Lease-finance
Strong resilience in all areas

Amid a sluggish economic climate, with weak fixed investment, the group's lease-finance subsidiaries succeeded in maintaining satisfactory business volumes.

Ucabail: buoyant commercial activity

Ucabail had a good year, particularly in property leasing, where it has regained the number one spot.

New business rose by 8.3% to € 1,870 million, while total outstandings remained steady at € 6.2 billion, including € 5.9 billion in France, a slight rise of 1% over the period.

Equipment leasing origination rose by 10.1% to € 735 million, reflecting the incorporation of this business within the Regional Banks' offering. Ucabail is the fourth biggest player in this market, with total outstandings of € 1.6 billion at the end of 2003.

In property leasing, in a market down by around 10%, Ucabail managed to hold its volumes steady in 2003, especially in its core segment of middle-market corporate customers. Ucabail Immobilier is one of the leading operators in the market, with total outstandings of € 2.5 billion, up 5.7% compared with 2002.

In 2003, the Public Sector division recorded a strong 26.5% rise in new business, to € 330 million. Total outstandings amounted to € 1.5 billion at the year end. This division is a major provider of financing for public infrastructure and sustainable development projects, and has drawn on synergies with the Regional Banks to syndicate high-value deals.



Computer leasing performed well during the year, with new business up 9% to € 176 million. New vehicle leasing rose by 9.6% to € 62 million, mainly for companies related to the farming and pharmaceuticals industries.

Lixxbail: controlled growth in new lending

The merger between Loxxia and Slibail was finalised during 2003 to create the Lixxbail group. Meanwhile, Lixxbail delivered 3.7% growth in new business, to € 1.6 billion. Total outstandings amounted to € 3.4 billion at the year-end.

In Lixxbail's traditional markets, transport held up well with 2% growth in new business. This sector accounted for 35% of total origination. The computer equipment and construction sectors both delivered strong growth at 20% and 26% respectively.

In banking partnerships, business provided through Crédit Lyonnais achieved satisfactory growth at 9%. With CCF, the implementation of an Extranet in several group subsidiaries should help revitalise new business, which was almost flat in 2003.

Lastly, partnerships with local manufacturers and distributors delivered 9% growth in new business, due to the numerous new agreements forged during the year. Business with direct clients grew by 8%, driven by sustained telemarketing campaigns.

Slibail Murs – Slibail immobilier

In a market down by about 15%, the property leasing business maintained its 8% market share with € 368 million in new business, accompanied by an improvement in margins. Total outstandings grew by just over 2%, to € 2.25 billion.

EFL: sustained commercial dynamics

Crédit Agricole S.A. controls virtually the whole of EFL, Poland's leading vehicle leasing company.

Business and results were good, driven by an aggressive commercial approach in a more competitive market. With 25% growth in new business, EFL has maintained its place as leader in the Polish leasing market, and more particularly in vehicle leasing. During the year, EFL launched new products and signed two new partnerships with a car manufacturer and a local bank.



Lease-finance:
- **4.9 % growth in new business**
- **total outstandings: € 12.5 billion**

Factoring
Rapid international expansion

During 2003, the Group's two factoring subsidiaries, Eurofactor and Transfact, both delivered a robust performance.

Eurofactor: stronger international capability

Factored receivables amounted to € 21.1 billion against € 21.5 billion in 2002. During the year, Eurofactor focused on strengthening its European operations.

In France, business was down 8.2%, partly due to a generally weak market amid a difficult economic climate, and partly to a deliberately more selective risk policy.
By contrast, international business was up 12% due to a good performance in all European countries where Eurofactor operates. Its weighting to international business therefore rose significantly in 2003. Factored receivables in the international network now account for 35% of the Group's consolidated total, a rise of more than 10%, with all Group companies contributing.

Eurofactor's two main subsidiaries, in Germany and the United Kingdom, achieved business growth of 8.1% and 4.4% respectively.

Eurofactor ranks fifth in Germany and fourth in Belgium. Eurofactor UK has opened a new branch in Wales in an extremely buoyant market. Portugal and Spain were among the highest growth subsidiaries, with factored receivables up 35%.

In 2003, Eurofactor won several Import and Export awards from International Factors Group (a group of 55 correspondents in 37 countries):

- Top Export factor in France, which is awarded to the factor recording the highest growth in export business with members of the International Factors Group.
- Top Import factor in the United Kingdom and second Import factor in Germany for their quality of service (based on scores awarded by IFG members).

Sgnificant events of the year were:
- Enrichment of the customer offering with the development of Eurofactor-online, a web-based factoring service. This new service has met with growing success: one in every two factoring deals is now completed online and total factored receivables amount to over € 4 billion. New functionalities have also been added to the web offering, including account lookup and interactivity.
- Optimisation of the chasing, collection and recovery process, by improving the organisational structure and upgrading information systems.
- Launch of a new factoring product called 'Rechargement de Balance', an automatic revolving facility.



Factored receivables reached € 25.7 billion in 2003.

Transfact: market share gains in a difficult market

Transfact delivered another good performance, gaining further market share in a difficult French factoring market for the second year running.

After a difficult start in the first half, business took off sharply in the second, with growth of 23% compared with the second half of 2002. Full-year factored receivables amounted to over € 4.6 billion, a rise of 8.5% on 2002. This growth was achieved with unchanged prices and a decrease in the cost of risk.

The large corporate market produced excellent results, driven by Crédit Agricole Indosuez and the Crédit Agricole de Paris et d'Ile-de-France.

Transfact's international business doubled in 2003, due to its unique offering in the market, which has been extended to new countries.

In 2003, Transfact focused on improving its operating processes, strengthening its customer relations and customer satisfaction monitoring, and reinforcing its ties with the Regional Banks and Crédit Agricole Indosuez. New projects were launched in Transfact's three markets, Professionals and Small Businesses, Middle-Market Corporates and Large Corporates, to meet these objectives.

Lastly, Transfact pursued its policy of innovation by launching 'Edrane' which offers web-based business information and market development services. Meanwhile, 'Immedians', its online financing solution which is unique in the market, continued to make further ground among the Regional Banks' professional and small business customers. Similarly, 'Batica', the Crédit Agricole group's internal financial and legal database, was upgraded and made more widely available.

9.1 % growth in international factored receivables





Complementary expertise
Front-ranking positions

€ 380 billion in assets under management

Assets under management up 10.6 %



further strengthened

Life insurance premium income

up 10.6 %

Casualty & property insurance premium income

up 32 %

This division achieved strong growth in 2003. All subsidiaries had an excellent year, driven by buoyant new inflows and a positive market effect. This performance was supported by a strong commercial drive on the part of the retail banking networks, the division's own excellent commercial performance and a recovery in the equity markets.

2003 was also devoted to preparations for the 2004 mergers between the key subsidiaries in asset management (CA-AM and CLAM) and life insurance (Predica and UAF). These mergers will strengthen Crédit Agricole's positions yet further, making it French leader in mutual funds and third largest insurance group in France, while consolidating its place as number two in life insurance.

Growth in assets under management
(excluding double counting, in billions of euros)



92.4
103.8
254.1
343.1
2001
83.0
113.2
253.8
343.5
2002
87.7
123.5
285.6
379.8
2003
Assets under management (excl. double counting)
Private Banking
Life insurance
Asset management

Asset management
French leader in mutual funds

Crédit Agricole Asset Management (CA-AM) and Crédit Lyonnais Asset Management (CLAM), the Group's two main asset management subsidiaries, will be fully integrated by the end of June 2004. The new unit will have almost € 273.1 billion in assets under management, with a leading position in the French mutual funds market. CA-AM has strong expertise in bond funds while CLAM has an excellent reputation in equity and money market funds. The good geographical and business fit between their branch banking networks should lead to additional opportunities for the new unit's broadened product range.

In a contrasting environment, total assets managed by the Crédit Agricole S.A. group's subsidiaries, CA-AM, CLAM, CPR-AM and BFT, rose by € 32 billion to € 285.8 billion at the end of 2003.

Assets managed by the two main subsidiaries, CA-AM and CLAM rose by 13% to € 273.1 billion, under the combined impact of new inflows (€ 18.3 billion) and a positive market effect (€ 13.5 billion). This performance was underpinned by a strong commercial drive in all units.

Fitch-AMR, the rating agency, has placed Asset Manager rating of both CA-AM (aa+) and CLAM (aa) on credit watch pending their merger.

Crédit Agricole Asset Management: a new year of growth

Assets managed by CA-AM and its consolidated subsidiaries amounted to € 200.1 billion at 31 December 2003, an increase of 13.2% over the year. Growth was driven by buoyant new business volumes (€ 14.6 billion), particularly in structured funds and bond funds, and a positive market effect (€ 8.8 billion).

New product launches

CA-AM has developed several new products aimed at retail customers, including Step PEA, Preditop 5, Energetic PEA, Nutrio, Regener, CAAM Actions Cliquet, CAAM Stratégie Alternative, Opportunité Novembre 2003, and Atout Vert Horizon. This latter fund is eligible for tax-efficient personal equity plans and is designed to encourage retail investors to make a timely return to the equity markets, after their desertion during the crisis.

CA-AM has also enriched its international bond fund series with two new funds for institutional investors, CA-AM Dynarbitrage VaR 4 and CA-AM Dynarbitrage VaR 8. These funds are designed for a longer investment horizon to support its dynamic short-term range. CA-AM has also launched CA-AM Trésorerie Corporate, a new money market fund. For international institutional investors, CA-AM has launched Greenway Market Neutral and Golden Shot Fund.



Employee savings: strong growth

On 1 July 2003, in response to the new regulations issued by the *Conseil des Marchés Financiers*, Crédit Agricole Épargne Salariale (CAES) was merged into CA-AM, which is now the fund manager for the Group's entire employee savings business. A new company, Crédit Agricole-Épargne Longue des Salariés (CA-ELS), was created to handle custody, administration, marketing and promotion of the business.

Assets under management rose by 31.1% in 2003 to € 6.3 billion, driven principally by growth in offerings linked with the 2001 Employee Savings Act, which extended the field to professionals, farmers and small businesses. The Regional Banks signed up more than 5,800 contracts for these customers in 2003, bringing the total up to almost 12,600 since their launch at the end of 2001. In addition, seven new inter-company plans were signed in 2003, including one covering the profession of public notaries.

Crédit Agricole's socially responsible employee savings offering has been awarded the *Comité Intersyndical de l'Épargne Salariale* (CIES) label. There are two funds in this range, Uni SR and Uni Solidaire, which were launched in the summer of 2003.

Further international expansion

CA-AM continues to expand internationally. At the end of 2003, assets managed for international clients totalled € 20.3 billion, or 10.7% of total assets.

In Europe, CA-AM focuses principally on Italy, Spain and Northern Europe. In 2003, its Italian subsidiary, created in partnership with Crédit Agricole Indosuez, signed a € 740 million management mandate for an Italian insurance company. In Spain, assets managed for institutional and private banking clients have more than doubled. In Northern Europe, CA-AM has representative offices in Brussels and Stockholm. Lastly, in Greece, following Crédit Agricole's acquisition of a holding in Commercial Bank of Greece, CA-AM now owns 20% of CBG's two asset management subsidiaries.

In Asia, CA-AM works in partnership with leading local players that have strong positions in their domestic retail markets. In Japan, CA-AM signed a partnership agreement with the Resona group in 2002. In 2003, CA-AM Japan became the top asset management company in the country by retail assets invested in structured or guaranteed funds (27.3% market share at the year end). In Korea, Nonghyup-Ca, a joint venture with NACF, the country's leading retail bank, has exceeded initial expectations. In Hong Kong, CA-AM HK was named 'asset manager of the year' by local magazine *Benchmark* (Lipper).

Socially responsible investment: launch of a dedicated team

During the first half, CA-AM established a five-strong specialist team in socially responsible investment (SRI). Its first task was to devise a specific management process by creating a screening system fed by internal research and external research by two SRI rating agencies. This process has led to a complete overhaul of the mass consumer range and the creation of the SRI employee savings offering, which has been awarded the CIES label.

Continued buoyant growth in alternative investment and multi-manager funds

Crédit Agricole Alternative Investment Products Group (CA-AIPG) is CA-AM's alternative investment arm. It is a pioneer in this area, having created Green Way Limited,

Awards received by CA-AM

- For the second year running, Investir magazine's silver award for five-year mutual fund performance in the retail banks category.
- Ranked second in the asset manager league tables compiled by Amadéis.
- Four awards for performance from the Figaro and the Journal des Finances in November.
- Le Revenu magazine's gold award for three-year performance in the international bond category.



one of the first alternative investment funds, over ten years ago. In 2003, CA-AIPG enriched its offering by launching increasingly specialised funds of funds aimed at private banking clients and French and international institutional investors. At the year end, CA-AIPG launched Green Way Multistratégies, a broadly diversified fund aimed at French investors. Total assets managed by CA-AIPG amounted to € 4.9 billion at the year end, a rise of almost 50% over the year. With offices in Paris, London and Chicago, CA-AIPG is one of the leading European fund of alternative funds managers.

In multi-manager funds, CA-AM has been developing a European presence since it first entered this market in 2001, with a dedicated team of eight people specialising in selecting and creating funds of funds. Assets managed at the year end amounted to almost € 1 billion. During the year, CA-AM rationalised its offering and simplified the range of products designed for the Regional Banks.

Crédit Lyonnais Asset Management (CLAM): growth and new commercial developments

Assets managed by Crédit Lyonnais Asset Management and its consolidated subsidiaries grew by 13.1% to € 73 billion in 2003. Growth was driven by strong new business inflows during the year (€ 3.7 billion), particularly in the corporate and institutional segment, coupled with a positive market effect (€ 4.7 billion).

CLAM drew the full benefit of market recovery in 2003 after rationalising its structure and taking strong cost control measures in 2002. CLAM also made further progress in its quality approach, obtaining global ISO 9001 version 2000 certification for all processes encompassing CLAM Finance, fund administration, reporting and Crédit Lyonnais Épargne Entreprise (CLEE).

Launch of 12 guaranteed funds

Twelve new guaranteed funds were launched for retail investors, all of which come in personal equity plan (PEA) eligible and non-eligible versions. Two new funds were added to the Talisman series of short-term guaranteed funds aimed at high-net-worth clients (Talisman 04.05 and Talisman PEA 04.05).

Eight guaranteed funds, in PEA eligible and non-eligible versions, were added to the Drakkar series, which replaces Beau Fixe.

Two new funds were added to the Practis series designed for experienced investors (Practis 2005 and Practis PEA 2005). These funds combine growth and security, offering both capital protection and the opportunity to share in equity market performance over a short-term investment horizon.

Enrichment of private banking offer

Crédit Lyonnais has developed 4G, a new generation of discretionary management products geared to investors with a 'balanced growth' profile. By combining security with the opportunity to share in market performance, these products offer a high quality service to a broader and younger target audience. The 4G offering helped the branch network consolidate its commercial positions, bringing in € 485 million during 2003, including half in new money.



Awards received by CLAM

- Investir magazine's gold trophy for the best five-year performance by equity and bond mutual funds, and silver trophy for equity and bond investment funds (retail banks category).
- Mieux Vivre Votre Argent gold award for best one-year performance (banks with a network of over 100 branches; source: Europerformance).
- Le Revenu magazine's silver trophy for best three-year international bond fund performance and bronze trophy for best overall three-year performance.

Launch of five sector funds

Five funds, combining geographical and sector considerations, were launched for private banking and institutional clients, based on the observation that the markets take a global view of some business sectors (oil, pharmaceuticals, telephony, etc.). Sector investment requires the expertise of equity analysts and fund managers specialised by region. The five funds cover all the sectors comprising the MSCI World index, grouped by theme: Finance, Food/Health, Consumer Cyclicals, TMT and Natural Resources/Industry.

Alternative investment and quantitative management

Systeia Capital Management, a 78%-owned subsidiary of CLAM, has developed a comprehensive offering in alternative investment. Its key funds, which are denominated in euros and dollars to meet demand from investors based in the USA and Asia as well as Europe, delivered an annualised performance of around 10%.
ABF Capital Management, now a wholly-owned subsidiary of CLAM, is a quantitative management specialist. It manages 60 funds invested principally in the equity markets, with a very tight risk management policy. CLAM and ABF Capital Management have combined their commercial teams to offer clients a broader range of products based on two brands with different, complementary management styles.

Employee savings

Crédit Lyonnais Épargne Entreprise, a wholly-owned subsidiary of CLAM Finance, is a finance company authorised by the Conseil des Marchés Financiers for custody and administration activities. It continued to expand during 2003. CLAM manages employee savings plans for over 3,700 French and international companies, representing 870,000 employees. Assets under management amounted to approximately € 4.5 billion at the year-end.

In 2003, CLAM won a contract from the *Fédération des Entreprises du Commerce et de la Distribution* (FCD) to establish and manage an inter-company employee savings plan and retirement plan for the retail distribution trade.
It has also developed an offering geared specifically to the professions (ES-PL) following a tender invitation launched by the *Union Nationale des Professions Libérales*.
This contract was won jointly with Interépargne.

Socially responsible investment: creation of I.DE.A.M.

CLAM has created a socially responsible investment and sustainable development subsidiary called Integral Development Asset Management (I.DE.A.M.), in which it owns 80% of the capital alongside the management team. I.DE.A.M. has its own resources, a team of specialist SRI fund managers, and a sales team responsible for developing institutional and corporate sales in France and abroad. It manages approximately € 700 million in assets.

Global custody and financial services

Crédit Agricole Investor Services houses the Group's European global custody, fund administration and issuer services business. It performed extremely well in 2003, driven by an active growth strategy and strong commercial momentum. Funds under custody (€ 470 billion) and funds under administration (€ 342 billion) grew by 10%.

The merger in 2004 between Crédit Agricole Investor Services and Crédit Lyonnais' corresponding activities (€ 133 billion under custody and € 72 billion under administration) will consolidate the Group's position among the European leaders.

Assets under management: € 285.8 billion, +12.6 %

of which: France +11.1 %
International +30.5 %



Insurance: number 3 in the French market

Crédit Agricole's Insurance division ranks number three on premium income in the overall French insurance market. Its goals are to strengthen its presence in life insurance and make further market share gains in non-life business

Life insurance: number two in France

The legal merger between Predica and UAF, which will be completed during 2004, strengthens Crédit Agricole's position in the French insurance market. It is the leading bancassurer in France and number two in life insurance, with 15% of the market in terms of in-force business.

Amid a background of market rebound, the life division achieved some excellent commercial results, slightly outperforming the market as a whole. In-force business rose by 9.9% and premium income by 10%, to € 15.1 billion. In terms of investments, the division's strategy is to maximise yield within the framework of its long-standing prudent investment policy.

Predica: excellent commercial dynamics

New inflows rose by 9.9% and the number of in-force policies broke through the 1 million mark. In-force business was up 10.3%.

Among Predica's main products, Confluence achieved excellent results, with a 22% increase in premium income and almost 360,000 new policies sold, a rise of 55% compared with 2002. Confluence is the top-selling life investment plan in France. The unit-linked range also performed well, with a 10% rise in the number of policies to 642,000, chiefly due to the success of the 'Opportunités' funds. In the premium policy range, new business rose by 81% to € 1.5 billion, driven principally by Floriane, a life investment plan launched in 2002. New business in this product rose fourfold to € 955 million.

Predica is a leading market player in whole life insurance, with 2.8 million policies in force. Its 'Valeur Prévoyance' death and disability range enjoyed strong growth, with over 355,000 new policies written during the year, bringing the total to over 1.9 million at the year end.

Predica was also very active in the long-term care market, writing 44,000 new policies during the year, representing a rise of 44% on the previous year and bringing the total number of in-force policies to 117,350 at the year end.

UAF: developing alternative networks

New inflows rose by 10.2% and in-force business by 8.3%. New business in investment policies from the Crédit Lyonnais branch network, the main distribution channel for UAF products, rose by 5%. With the expanded Lionvie range, Crédit Lyonnais now has a range of products to suit all the needs of its target customer groups. Meanwhile, diversification through alternative networks continued apace. La Médicale de France's salaried 'life' sales force, which sells products to healthcare professionals, delivered



In-force business by insurance line

(in billions of euros)



103.8
113.2
12.9
100.3
123.5
13.4
110.1
Unit-linked
Euro-denominated
2001
2002
2003

27% growth in new business, while UAF Patrimoine, which is sold through a network of independent financial advisers, grew by 70%. During the year, the branch network sold 38,800 funeral expense plans, which were launched at the end of 2002, for a total of € 20 million in new business.

La Médicale de France's non-life business grew by 13.5%. The market has now stabilised after the regulatory changes concerning medical public liability, and the company continues to apply a prudent and strict underwriting policy.

Diversified distribution channels

The Group offers a comprehensive range of investment and protection products to meet the varied needs of individuals, high net worth clients, farmers, professionals and businesses. Its products are distributed to personal customers through the Group's banking networks – the Regional Banks and Crédit Lyonnais – to wealth management clients through BGP Indosuez, and through two alternative networks – La Médicale de France for healthcare professionals, and UAF Patrimoine, a network of independent financial advisers.

International expansion

The Life division operates in Portugal, Lebanon, Greece and Luxembourg. It will extend its geographical reach in line with the Crédit Agricole group's international expansion strategy, either through partnerships with local banks or directly through the Group's own international operations.

Casualty & property insurance: continued rapid growth

The casualty & property division comprises Pacifica and the casualty & property business acquired through Finaref, notably its consumer credit insurance activities.

Pacifica had an exceptional year, with 921,400 new policies written (including 75,500 in the farming sector), led by a strong commercial drive on the part of the Regional Banks. Total policies in-force rose by 14.1% in 2003 to over 3,640,000 at the year end, while premium income was up 14.9% to € 676 million.

Personal accident, legal protection and health insurance all continued to progress at a strong pace. Over the year, personal accident policies rose by 25% to 558,000, legal protection policies by 30% to 559,000 and health policies by 25% to 122,000.

Farm insurance, which is distributed by most of the Regional Banks, also continued to grow rapidly, with over 75,500 new policies written during the year. Total policies in-force at the year end amounted to 114,000.
The loss ratio remained satisfactory in 2003, despite the flooding in Southern France last winter.

Farm insurance solutions

Crédit Agricole's new insurance offering geared to the specific needs of the farming industry has proved extremely successful. It is now distributed by 37 Regional Banks, and the in-force portfolio at the end of 2003 totalled over 114,000 policies. A survey among policyholders revealed a satisfaction rate of 88% for claims administration. Pacifica will continue to develop its farm insurance offering in 2004.






Premium income
(in million of euros)
Farm 18.3
Motor 308.6
Personal accident, health and legal protection* 262.9
Comprehensive household 185.9
* o.w. Finaref: € 100 million

Private banking
Reorganisation and commercial expansion

2003 was an eventful year for Crédit Agricole's private banking business. Its French and international operations have been radically restructured, in order to strengthen their commercial capability and accelerate growth.

Establishing a high-end customer network in France

In 2003, Crédit Agricole stepped up efforts in its French private clients business by establishing a high-end customer network. The move was aimed at boosting commercial development through greater co-operation between the Group's areas of expertise, i.e. the Regional Banks, specialised subsidiaries in the field of investment products and services, and the new private banking platform comprising Banque de Gestion Privée Indosuez (BGPI) and its asset management arm Gestion Privée Indosuez (GPI).
This platform's role is to assist the Regional Banks in devising their customer strategies, to ensure that their commercial policy is consistent with that of the specialised subsidiaries, and to provide expertise in wealth engineering and management under mandate.
This approach means that the Regional Banks can now offer customers wealth management solutions tailored to their personal circumstances. At the same time, BGPI is maintaining efforts to develop its direct customer base, consisting of business leaders, senior managers, wealthy families and associations.
Assets under management are over € 11 billion.

Strengthening positions abroad

The merger with Crédit Lyonnais has strengthened Crédit Agricole's network of private banks in the world's main international financial centres. It has made Crédit Agricole a leading player in private banking, with more than € 43 billion of assets under management, excluding institutional clients.

In 2003, international private banking (IPB) maintained commercial developments aimed at winning new customers, supporting its existing customers and designing innovative products. As a result, subsidiaries were able to achieve positive net inflows, particularly in Latin America and the Middle East, and bolster their market positions. With alternative asset management products designed by group specialists and capital protection products, Crédit Agricole was able to respond to customer needs at a time of significant market uncertainty.

IPB also carried out targeted expansion in 2003. This included the merger between IntesaBci Bank (Suisse) S.A. and Crédit Agricole Indosuez (Suisse) S.A., which took place ahead of schedule in September 2003, and Crédit Foncier de Monaco's move to strengthen its customer base in Latin America by acquiring Banco Sudameris Monaco's private banking activities and staff.

Meanwhile, IPB maintained its streamlining efforts.
In Luxembourg, the new private bank Crédit Agricole Indosuez Luxembourg – spun off from CAI's local subsidiary – started operating in March 2003. In Singapore, Crédit Lyonnais (Suisse) S.A. obtained a licence to open a branch, which will serve private banking customers currently using Crédit Lyonnais S.A.'s branches in Hong Kong and Singapore.

International private banking has a network of subsidiaries operating in nine international financial centres, i.e. Switzerland, Luxembourg, Monaco, Paris, Italy, Spain, Singapore, the Bahamas and Miami, USA.





Calyon: a powerful player with powerful ambitions

A presence in 60 countries worldwide

No.1 worldwide in projet finance



No.1 European broker
for French securities through Cheuvreux

No.2 equity broker
in Asia through CLSA

Calyon is the Crédit Agricole group's new corporate and investment banking subsidiary, resulting from the combination of Crédit Agricole Indosuez and Crédit Lyonnais' corporate and investment banking business. With operations in over sixty countries, Calyon draws on the expertise and numerous leading positions of its two constituent parts.

Backed by the Crédit Agricole group's strong credit rating and robust financial position, Calyon is a powerful player in the financial markets and among the leading European players in corporate and investment banking by revenues.

Although its core customer base is historically French, Calyon is also seeking to expand rapidly in the European market. It takes a targeted approach to the rest of the world, according to local market potential and customer needs.

Its fifty banking advisers draw on experts in financing, mergers & acquisitions and primary equity markets to provide innovative solutions geared to the needs of large corporate and institutional clients. Capitalising on its presence in the world's key financial centres – Paris, London, New York, Tokyo, Singapore and Hong Kong – Calyon can now offer its major clients improved capability and more extensive geographical reach in the world financial markets.

Calyon also provides investment banking services for middle market customers, through a dedicated network and an offering designed to complement the services available through the Regional Banks and Crédit Lyonnais retail network.

France
- **No. 1 mandated arranger by volume with € 14 billion of loans syndicated**
- **No. 2 arranger and bookrunner by volume;**
- **No. 1 arranger and bookrunner by number of deals;**

World
- **No. 8 arranger and bookrunner by volume in Europe/Middle-East/Africa, with 120 deals totalling € 25.4 billion of loans;**
- **No. 9 mandated arranger by volume in Europe/Middle-East/Africa.**

(source: Loan Pricing Corporation)

Financing activities

Loan syndication

The syndication teams were extremely active during 2003, especially in the French market where Calyon is the number one arranger. It also has some solid positions in the international markets.
Calyon is among the top ten players in the Europe/Middle-East/Africa (EMEA) market. It is particularly active in Europe, a region which enjoyed further strong growth of 17% in 2003.
Both of Calyon's constituent parts performed well in 2003. In the EMEA market, Crédit Agricole Indosuez's volumes as mandated arranger amounted to € 92 billion in 2003, almost 2.5 times the 2002 level of € 38 billion.

Prime deals in 2003:

• Vodafone	€ 10.4 billion
• EDF	€ 6 billion
• France Télécom	€ 5 billion
• Nokia	€ 2 billion
• Telia	€ 1.2 billion
• Yukos	€ 1 billion
• Zodiac	€ 850 million

Calyon also played a leading role in several refinancing deals for major French groups such as Vivendi Universal (€ 2.5 billion) and Alstom (€ 1.5 billion).



Structured finance

This business line has a team of almost 1,000 professionals throughout the world, covering the following activities: project finance, aircraft and ship finance, acquisition finance, structured commodities finance, international trade finance and property finance.

Project finance: Calyon world no. 1

Calyon won numerous mandates as lead arranger for major deals, ranking it world number one in 2003, principally due to the strong geographical and business fit between its two constituent parts.

Calyon was named Asia-Pacific Bank of the Year 2003 by *Project Finance International*, with awards for several projects:

- CNOOC Shell Nanhai: petrochemicals deal of the year
- Paiton Energy: oil & gas deal of the year.

In Asia, three large-scale mandated arranger deals won awards: the Pusan Newport terminal in South Korea, the Phu My 3 power station in Vietnam and the Blue Sky equipment financing deal for Pertamina's lead-free gasoline production facilities in Indonesia.

Aircraft finance

In a difficult aviation market, Calyon consolidated on its global capability in arrangement, lending, structured deals and advisory services, drawing on its multi-product expertise and excellent geographical coverage. At the end of 2003, its total portfolio amounted to € 8 billion, representing finance for 467 aircraft, almost all new or very recent.

Calyon won *Jane's Transport Finance* magazine's Aircraft Capital Markets Award 2003 for its € 435 million asset-backed bond issue for Air France in July 2003.

Calyon won several mandates for Japanese Operating Leases in 2003, including one Airbus A320 and one Airbus A321 for debis AirFinance, and two Airbus A340s for Iberia.

There was also an increase in securitisation transactions during the year, including:

- structuring and placing the securitisation of a portfolio of aircraft for Air France (€ 435 million);
- securitisation of Northwest Airlines' and American Airline's head offices;
- synthetic securitisation of a portfolio of 25 aircraft for PK Airfinance (GECAS group).

Ship finance

All segments of the shipping market performed well during 2003, both in new construction and the secondary market. Growth was driven principally by Chinese demand.
The ship financing business was very buoyant in all units:

- 199 ships were financed during the year, including 43 new vessels;
- 92 deals were signed, including 81 as arranger or sole lender.

All in all, the ship finance teams arranged deals worth over $ 2 billion.



Project finance:

- **World no. 1 with 36 deals totalling $ 3.8 billion**
- **No. 2 in Europe/Middle-East/Africa, with 17 deals totalling $ 2.5 billion**
- **No. 4 in the Americas, with 11 deals totalling $ 923 million**

(Project Finance International, mandated arranger league tables)

Acquisition finance

In 2003, there were fewer large-scale LBOs but plenty of mid-sized deals. Calyon continued to expand in this market, principally in Europe and Australia.

Calyon is no. 1 mandated arranger for LBOs in France (source: LPC)

Structured commodities finance

Calyon confirmed its increasing strength in this area, obtaining nine mandates for a total of $ 1.2 billon. The biggest deals were in the energy sector in Iran and Egypt.

International trade finance

In 2003, Calyon arranged and placed deals worth € 1.5 billion throughout the world, confirming its place in the Club of top three banks for Coface credit and its leading role in Italy and the UK.

Property finance

Calyon is a front-runner in France and the international markets, strengthening its position in Italy, the UK and the USA during 2003.

Prime deals included:

- € 240 million in acquisition finance for 14 Carrefour hypermarkets in Spain, Italy and Greece, for a consortium comprising Predica and Generali;
- several structured leasing deals for Airbus-EADS and PPR, totalling € 106 million.

Investment banking

Capital markets : a major player

With a growing presence in Europe and other targeted markets, this business segment employed 4,000 professionals worldwide and covers trading and sales in the following markets: treasury, fixed-income, foreign exchange and commodities, credit, equity derivatives, futures brokerage, execution and clearing.
Calyon has strengthened its position with clients through a more extensive capability in complex solutions:

- alternative risk management
- risk advisory services for emerging and G7 countries
- a broadened alternative investment offering
- development of a real e-business solutions offering: Calyon has invested in two multi-dealer platforms: FxAll, which now accounts for 15% of foreign exchange volumes handled by the business line, and BondVision, which takes a 15% market share in euro bonds.

Primary bond markets

In 2003, Calyon's bond origination business grew sharply, with 120 deals against 94 in 2002, totalling € 29 billion. There were some major successes in all client segments:

- large corporates: LVMH, Saint-Gobain, PPR
- financial institutions: Crédit Agricole S.A., CADES
- sovereigns and local authorities: Portugal, Spain.



Securitisation and credit derivatives

Calyon offers an integrated approach to its clients' needs, encompassing issuance, placing and credit risk transfer. It is one of Europe's leading players in securitisation.
Securitisation rankings:

- No. 1 in France and no. 7 in Europe for private multi-seller ABCP conduits (Standard & Poors & Fitch, September 2003).
- Best residential mortgage-backed securitisation deal (RMBS) of 2003 in Europe, for the 'IntesaBci Sec 2' deal (International Securitisation Report).
- World no. 6 in synthetic collaterised debt obligations (CDO) in 2003, by volume of risk transferred in public deals (source: CreditFlux magazine).

Fixed-income and foreign exchange

Calyon ranked among the top primary dealers in French government bonds in 2003. It is also a primary dealer in nine other European countries: Germany, Austria, Belgium, Spain, Finland, Ireland, Italy, Netherlands and Portugal.

Calyon received a number of awards in Risk Magazine's industry surveys:

- **Top Dealer in Overnight Index Swaps in euros** (Inter-Dealer Survey, Sept. 2003),
- **Top Dealer in Forward Rate Agreements in euros** (Inter-Dealer Survey, Sept. 2003),
- **No. 5 in exotic fixed-income derivatives in euros** (Corporate Panel, June 2003),
- **No. 2 bank in structured fixed-income products in Asia excluding Japan** (Source: Asia Risk Magazine, End User Survey, June 2003),
- **No. 3 bank in HKD interest-rate options** (Source: Asia Risk Magazine, End Use Survey, June 2003).

Calyon is also among the top ten players in Euro Medium Term Notes (EMTN), ranking third in structured EMTNs in the first half of 2003, and fifth in inflation-linked EMTNs as of September 2003 (Source: Capital Markets Daily).

Equity derivatives

In a very uncertain market, Calyon continued with its strategy introduced in 2002 of scaling back its business in standard products and focusing more on complex products taken up by investors, as well as emerging country underlyings (China, India and Brazil). Activity remained buoyant, driven by growth in high value-added technical products for corporate and institutional clients.

Futures

Carr Futures, now renamed Calyon Financials, operates in the world's major financial centres and maintained its position as one of the top-ranking Futures brokers in the institutional market:

- no. 7 broker/clearer
- no. 2 foreign broker/clearer in the USA in terms of client outstandings (source: CFTC September 2003).

In 2003, Carr Futures opened a Japanese-speaking office in Chicago to deal with its Japanese clientele and extended its specialist brokerage services to cover alternative investment and commodities (Commodity Trading Advisor – CTA).

Equity brokerage: an ambitious strategy

In equity brokerage, Calyon aims to pursue its ambitious strategy, despite a tough environment.
Cheuvreux, Calyon's dedicated equity brokerage subsidiary, employs 800 people in a decentralised structure covering research, sales and order execution.
In 2003, in a slack market, Cheuvreux delivered a good performance, particularly in institutional brokerage, thereby gaining market share. This bears out its strategy of multi-local operations and independent research capability.



Cheuvreux, a front-runner in European brokerage:

- Leading European broker in French equities (Reuters Institutional Investor and Extel)
- No. 2 in France by market share of orders executed
- Among the top 5 brokers in local equities in Germany, Switzerland, Scandinavia and Benelux
- Top European broker in mid caps according to Agefi and no. 2 according to Extel
- Third best European country research house (Institutional Investor)

In Asia, Crédit Lyonnais' subsidiary, CL Securities Asia, performed well and gained market share in 2003. CLSA took part in several IPOs on the Hong Kong market, including Chinese companies Port Design in luxury goods and Lee & Man, a cardboard manufacturer. CLSA held its tenth investors' meeting in September 2003, attracting over 1,500 institutional investors and more than 400 corporate investment managers in some thirty countries in the Asia-Pacific region.

CLSA consolidated on its no. 2 position among Asian brokers (Asiamoney Broker Poll 2003).

CLSA is a leader in many sectors:

- top in strategic analysis (Chris Wood), economic analysis (Dr. Jim Walker), quantitative and technical analysis (Chris Roberts);
- top in hedge funds for best hedge fund ideas, research and sales (Sheldon Lee);
- top independent broker for the second year running;
- in country rankings, CLSA is top broker in India and no. 2 in China, Hong Kong, Indonesia, Malaysia, Singapore and Taiwan.

In February 2004, Calyon sold Crédit Lyonnais Securities Europe as part of its strategy of focusing on brokerage in the major financial centres, with the aim of adapting to a much more competitive market.

Investment banking: strong positions in M&A and primary equities in a difficult market

This business line has a team of about 350 professionals in France, Europe (Italy, Spain, UK) and the USA, covering the following activities:

- Mergers & acquisitions in France and international, in various business sectors and the mid cap market;
- Equity and equity derivatives origination for corporate clients in France and international.

2003 rankings:

- Mergers & acquisitions: no. 5 advisory bank in the French market (Thomson Financial, Dealogic and Agefi)
- Primary issues: no. 3 advisory bank for equity and similar issues in France in 2003 (Agefi)

Mergers & acquisitions

The French government continued to plan its privatisation programme during 2003. Calyon has been mandated either by the government or the company for almost all major privatisation deals scheduled for 2004 and 2005, including EDF, GDF, ADP, Snecma, Thalès, and the 51% of SNET still held by Charbonnages de France.
Calyon won advisory mandates in several major refinancing deals in both the industrial sector (Vivendi Universal, Suez and Rhodia) and the property investment sector (Société Foncière Lyonnaise's bid for Sophia).
It was also mandated for a number of rights issues, including two large deals for France Télécom and Alstom.

Investment banking net banking income
(In millions of euros)


2,440
1,362
772
306
2002
2,688
1,538
889
261
2003
Fixed income
Equities and advisory
Private equity and other



Prime M&A advisory deals in 2003 included:

- Caisse des Dépôts et Consignations for the reorganisation of Eulia (€ 16.7 billion);
- Vivendi Universal for the acquisition of British Telecom's holding in Cegetel (€ 4 billion);
- the Moroccan government for the privatisation of Régie des Tabacs du Maroc, the state-owned tobacco company (€ 1.6 billion).

Calyon remained active in the French advisory market, both for major corporates and for the Group's diversified client base (Générale de Santé, Rhodia, Socpresse, Safic Alcan, Vendôme Rome, Flo, etc.).

Primary equity markets

In France, Calyon (in partnership with Lazard Capital Markets during the first half of the year) lead managed several major deals, including the largest international deal of the year, France Télécom's € 15.8 billion rights issue, for which it was global coordinator. Calyon was also bookrunner for Crédit Agricole S.A.'s € 2 billion rights issue and Alstom's € 1.3 billion issue.

Calyon also took part in exchangeable or convertible bond issues for Artémis into Bouygues, Cap Gemini and Essilor.

In Asia, Calyon participated in several IPOs on the Hong Kong market, including Port Design, a Chinese luxury goods company, and Lee Man, China's second largest cardboard manufacturer.

In equity derivatives, Calyon is the leader in structuring leveraged employee savings plans, with four major deals during the year including three with an international slant: AGF, Crédit Agricole S.A. (the third largest leveraged deal to date), Schneider Electric and Technip.

Private equity

The private equity business is conducted through specialist subsidiaries of Crédit Agricole S.A. and Crédit Lyonnais.

Crédit Agricole S.A.

Crédit Agricole's private equity arm helps businesses raise expansion capital and finance their LBO plans. It has a € 1.8 billion private equity portfolio, managed through several specialist units: UI for major corporates, IDIA Participations for middle-market corporates, Unipar for the agrifoods sector, and Sodica for middle-market mergers & acquisitions.

UI and IDIA Participations

UI and IDIA Participations provide private equity for the manufacturing, consumer goods, services, agrifoods, healthcare and cosmetics sectors, and also co-invest alongside the Regional Banks.
In 2003, new investment amounted to € 136 million against € 162 million in 2002.

Major deals included:

Large corporates:

- LBO for Fraikin, French leader in truck rental;
- Minority holding in Eutelsat, European operator of the world's fourth largest satellite fleet
- Holding in the third LBO for Loxam, a construction equipment rental company



Middle-market corporates:

- Holding in a nursing home operator;
- Participation in the merger of three regional building materials merchants;
- Take-private LBO for a manufacturer of made-to-measure doors and windows.

During 2003, the UI group made divestments totalling € 254 million (against € 222 million in 2002). The key divestments were Loxaco, holding company of Loxam, at the time of its third LBO, partial divestment of Elior, a foodservice company, initial public offering of Neopost, a franking machine manufacturer, and divestment of Oberthur Card Systems.

In the middle market, the key divestments were Ligne de l'Est, Desbordes, Segafredo and Financière de la Chapelle, the holding company for Celio.

Unipar

Unipar specialises in private equity for middle-market agricultural and agrifoods companies, and agricultural co-operatives. It has special expertise in viniculture/viticulture and agrifoods, and it also manages the Crédit Agricole group's land and forestry investments.

Sodica

During 2003, Sodica continued to develop its business in middle-market mergers & acquisitions, obtaining mandates in agrifoods, manufacturing and services. It won a total of 30 new mandates and completed 12 deals totalling € 114 million.

Crédit Lyonnais

Crédit Lyonnais Private Equity (CLPE) manages or advises on a private equity portfolio of € 700 million invested in venture capital, expansion capital and LBOs for middle-market customers and in secondary market deals, principally in France.

In 2003, all segments combined, CLPE invested almost € 80 million through some ten investment vehicles, on behalf of approximately 14,500 shareholders.

A new innovation investment fund raised approximately € 25 million by the end of 2003, through the Crédit Lyonnais network. CLPE is a leading market player in venture capital, with a portfolio of € 200 million.

Among the prime deals completed in 2003 were the acquisition of a stake in UK company Biovex, a developer of anti-cancer vaccines, a 25% holding in Loisirs & Création, a chain of arts and crafts stores, and a 19% holding in IRH Environnement, an environmental consultancy firm.

Outside France, business is growing in Asia with CL Securities Asia Private Equity, which manages $ 185 million through two funds, invested principally in the consumer goods industry.





A buoyant business, delivering results in 2003

A **16.1 %** stake in Banca Intesa, the leading Italian bank

A **22.5 %** stake in Banco Espírito Santo, Portugal's third largest bank



Crédit Agricole S.A. has operations in Europe and, to a lesser extent, in Africa and the Middle-East, and Latin America.

Crédit Agricole S.A. has shareholdings in some first-class domestic banking groups in the major Southern European countries, with which it has forged partnerships and created subsidiaries in specialised financial services, such as consumer finance and life insurance. These investments brought some highly satisfactory results in 2003.

Crédit Agricole S.A. also has a presence in Northern and Central Europe through its consumer finance subsidiaries.

International retail banking
A substantial recovery in contribution

Europe

In Italy, Crédit Agricole S.A. has a 16.1% shareholding in Banca Intesa, the leading Italian bank with a market share of 13% in lending and 14% in deposits at end-2003.
Its strategy of refocusing on the Italian market, introduced at the end of 2002, led to a recovery in results in 2003 and a positive contribution of € 115 million to Crédit Agricole S.A.'s results (against a loss of € 55 million in 2002).

In Portugal, Crédit Agricole S.A. has a 22.5% shareholding in Banco Espírito Santo (BES), the country's third largest banking group. Earnings were up by 12.6% in 2003 to € 250 million.

In Greece, Crédit Agricole S.A. has forged two commercial partnerships with Commercial Bank of Greece, the country's fourth largest bank in which it has a 9% shareholding. Emporiki Life is a 50%-owned subsidiary of Predica, and Emporiki Credicom is a 50%-owned subsidiary of Sofinco.

Africa/Middle-East

Banque Saudi Fransi

Banque Saudi Fransi (BSF) is 31.1%-owned by Crédit Agricole Indosuez. In 2003, BSF delivered further strong growth in business and results in a buoyant economic environment supported by high oil prices. Loans grew by 27% and deposits by 18%. Its market share in Saudi Arabia is 11% in loans, 7% in non interest-bearing deposits and 14% in interest-bearing deposits.

Crédit Lyonnais network

In 2003, in a difficult environment hit by overliquidity in the banking system and a general downward trend in interest rates, the Crédit Lyonnais' network focused principally on financing, cash management and advisory services for subsidiaries of international groups and major regional and local companies, in association with the Group's various business lines.
During 2003, Crédit Lyonnais signed a co-operation agreement with Western Union for its payment activities in the sub-Saharan countries where it operates. As a result of this partnership, several new Western Union dedicated branches were opened in Cameroon, Senegal and Madagascar, and the existing branch network in the Congo was expanded.
Six African subsidiaries in the Cameroon, Congo, Senegal, Gabon, Ivory Coast and Madagascar have jointly launched a full Visa card offering, to meet the needs of their four retail customer segments. This multi-bank, multi-currency solution has led to cost sharing and to the construction of an international electronic payment platform based in France.

Latin America

Crédit Agricole S.A. continued to streamline its operations in this crisis-hit region:

- withdrawal from Argentina is progressing in line with the plan introduced in 2002;
- in Uruguay, Crédit Agricole S.A. has taken the control of Banco Acac with 91.1% interest. To restore its profitability, this subsidiary has reduced staff numbers, closed branches in the provinces and refocused on the capital Montevideo, through the acquisition of certain assets and liabilities from Banco Sudameris.





A proactive approach, true to Crédit

Ever since its origins, Crédit Agricole has accompanied the major transformations which have taken place in the French economy and society. It has always taken a long-term view of business development, striving to maintain its strong local involvement. In its drive for progress and expansion, Crédit Agricole has remained true to the core values, both corporate and mutualist, which have underpinned its success through the ages.

With this heritage, Crédit Agricole naturally subscribes to the principle of sustainable development, which is defined as development that meets the needs of the present without compromising the ability of future generations to meet their own needs. This principle is gradually becoming an integral part of the strategies and policies pursued by the various business units of our decentralised and evolving Group.

Agricole's values

Combining the drive for progress with respect for people and their communities

Crédit Agricole's core values

Crédit Agricole successfully combines the corporate values of service, progress and efficiency with the mutualist values of responsibility, solidarity and proximity. These core values reflect a culture fostered through the Group's agricultural origins, regional roots, democratic co-operative method of operation and experience as a large company. They underpin the commitment of the Group's members, directors and employees to a common purpose, which is to serve their communities.

A proactive approach

True to these values, the Group decided to formalise its commitment in 2003, first and foremost by strengthening its sustainable development function. In line with Crédit Agricole's decentralised organisation, this function plays an internal co-ordination and steering role and is responsible for communications with external sustainable development organisations (international institutions, NGOs, government agencies, etc.). It operates on a network basis, with a contact in each Crédit Agricole S.A. business unit and, through the Fédération Nationale du Crédit Agricole (FNCA), in each Regional Bank. The FNCA is responsible for managing and co-ordinating mutualist policies on a national level. The network comprises almost 80 people.

To give weight to its commitment, Crédit Agricole S.A. conducted a number of internal awareness campaigns in 2003 and took part in events such as the Sustainable Development Week organised by the French Secretary of State for Sustainable Development in June 2003. It has also made some strong commitments to international organisations.

Global Compact

In March 2003, Crédit Agricole S.A. signed the 'Global Compact' charter launched in 2000 by Kofi Annan, the United Nations Secretary General. This international initiative brings companies together with UN agencies, labour and civil society organisations to support nine principles in the areas of human rights, labour and the environment. Today, more than one thousand companies are engaged in the 'Global Compact'.

Equator Principles

In 2003, Crédit Lyonnais was the first French bank to adopt the Equator Principles, established by the World Bank and the International Finance Corporation (IFC), alongside nine other major financial institutions heavily involved in project finance. Equator banks will only provide direct loans to projects where the borrower is able to and undertakes to comply with sound environmental and social policies and processes. This condition applies to all deals in excess of $ 50 million. In early April 2004, Calyon's Executive Committee agreed to continue supporting this initiative.



Solidarity and commitment to society

The Regional Banks, through their origins and fidelity to the mutualist values of responsibility, solidarity and proximity, are deeply committed to the development of their region. Each year, they take part in financing several hundred projects in areas such as the economy, society, the environment, and national heritage. The entire Group is involved in this approach.

Regional Banks: commitment to the local community

The Regional Banks have deep roots in their local economy and society, which gives them a strong sense of involvement in the economic, social and cultural life of their community. They are actively committed to local and regional development, not only by helping their customers' businesses to flourish but also by helping them through times of hardship.

The Regional Banks have full responsibility for their banking policy and their local initiatives. Each year, they devote a percentage of their resources to providing support for several hundred local development and community projects, notably through a strong commitment and involvement on the part of their directors. Regardless of their size or purpose (economic development, welfare, cultural, environmental, heritage, etc.), these projects seek to promote regional development or benefit the local community. This commitment to uphold the mutualist ideal in action illustrates the Regional Banks' sense of corporate and social responsibility.

Support for local development projects

Local development projects are mostly selected by the Local Banks and overseen by their directors. Several mechanisms have been developed to make their involvement more effective. Examples include the Centre France Regional Bank's € 8 million mutualist fund, the development funds made available by the Quercy-Rouergue Regional Bank to its Local Banks (which have supported 700 projects in four years), and the prizes for local community initiatives awarded by several Regional Banks (Nord de France, Oise, Finistère, Charente-Maritime Deux-Sèvres, Touraine et Poitou, Morbihan, Côtes-d'Armor and Loire Haute-Loire).

Support for people suffering hardship or social precarity

Several Regional Banks have created specific structures for customers or indeed non-customers experiencing hardship. Examples include the Centre-Est Regional Bank's 'Banque de l'Imprévu' for customers in temporary difficulties, the Nord-Est Regional Bank's 'Points Passerelle', assistance and advice bureaux open to customers and non-customers experiencing severe hardship, which are gradually being introduced by other Regional Banks (Cantal, Ille-et-Vilaine), and partnerships with charitable organisations helping people barred from access to the mainstream banking system to find work or create businesses and pay off their debts (*Association pour le Droit à l'Initiative Économique*, France Active, and France Initiative Réseau).


passerelle

Support for business start-ups

Several Regional Banks offer special financing arrangements for business start-ups unable to secure backing through the mainstream banking system. Examples include 'Tremplin' interest-free unsecured loans (Savoie Regional Bank which has financed 230 projects in four years), the 'Banque Solidaire Nord Pas-de-Calais', founded in partnership with Crédit Coopératif to provide loans for young people wanting to start up in business (Nord de France Regional Bank), and the 'Imagine' fund which notably provides subsidised zero-interest loans for business start ups (Normand Regional Bank).

The Regional and Local Banks devoted € 18 million to local development and community initiatives in 2003.

Solidarity with the national bodies

For over the past twenty years, the Regional Banks have been involved in patronage activities at national level, by seeking financing from the FNCA and Crédit Agricole S.A. for projects which they feel deserve broader support.

Economic and social solidarity

The Regional Banks can call on Crédit Agricole Solidarité et Développement, an internal Group association, to support economic and social solidarity projects and initiatives to encourage social integration. Master agreements for back-to-work and business start-up programmes were signed in 2003 between Crédit Agricole Solidarité et Développement, the FNCA and three major associations working for social integration through this type of programme: France Active, the ADIE and France Initiatives Réseau (a network for local initiatives). These agreements provide the Regional Banks with a working framework for forging operational partnerships through a grass roots approach.

In terms of social integration, the Regional Banks and Crédit Agricole Solidarité et Développement may provide support for the prevention of drug abuse, the integration of adolescents who have failed educationally or young people in difficult neighbourhoods, and the fight against illiteracy. For example, the Touraine-Poitou Regional Bank called upon Crédit Agricole Solidarité et Développement for an initiative which it has supported for several years now: taking primary school children from difficult neighbourhoods to visit Crédit Agricole branches, in association with the town of Tours, to familiarise them with the banking and money system.

'Pacte Solidarité Logement' is a shared return fund created by Crédit Agricole to support associations and organisations providing housing for the most needy families and people in France. Investors keep half of the income generated by their investment, while the other half goes towards funding housing projects. Crédit Agricole has created a foundation, the 'Fondation Solidarité Mutualiste', which collects donations from Pacte Solidarité Logement, selects the projects and grants subsidies. The foundation has been placed under the aegis of the 'Fondation de France', to ensure that projects chosen are ethical and serious.

In 2003, the Group devoted € 748,000 to solidarity initiatives financed by Crédit Agricole Solidarité et Développement and the solidarity funds.



Crédit Agricole S.A., meanwhile, has for many years provided support for healthcare and welfare institutions, among them the Institut Garches (rehabilitation of the disabled), the Institut Pasteur (genetic research), the 'Le Rire Médecin' association, which organises clowns to visit children in hospital, and the France Active venture capital fund which helps find work for the long-term unemployed.

Solidarity with the Southern countries

Crédit Agricole is also involved in community projects in the Southern countries. For over twenty years now, the Regional Banks, via Crédit Agricole Solidarité et Développement, have been providing aid for rural populations in Southern countries, and other parts of the world such as the former Soviet republics and the Eastern European countries.

Meanwhile, 'Pacte Vert Tiers Monde', another shared return fund, was created to enable Crédit Agricole customers to contribute to associations working for rural populations in Southern countries. Like 'Pacte Solidarité Logement', the investor keeps half the income from the investment while the other half goes towards development projects.

The focus is on the development chain and sustained action covering a relatively broad field. Savings and credit development programmes are a key priority, as are training and business organisation (providing improved technical and economic advice for farmers, strengthening the institutional and financial structure of various industries). Many projects also target basic needs such as water supply, healthcare and education, establishing small holdings and crop farming, and improving the nutritional and hygiene quality of local agricultural produce.

Three Regional Banks – Nord-Est, Centre Loire and La Réunion – have provided support for the Madagascar Credit and Savings Banks by helping them create their own central organisation with a donation of €280,000. The directors and employees of these three Regional Banks sponsor their Madagascan counterparts on a voluntary basis and are highly involved in setting up the network.

In 2003, Crédit Agricole S.A.'s Paris offices introduced a 'fair coffee' policy in their vending machines and cafeterias. The coffee has been awarded the Max Havelaar label, an association which ensures compliance with fair trade criteria between producers, importers and distributors. This initiative also helps raise awareness of the issue of sustainable development among the bank's Paris employees.

Furthermore, Crédit Lyonnais has for several years been involved in brain research and also supports the French Child Protection Centre (*Centre Français de protection de l'enfance*) through its Avantages loyalty scheme.

In Africa, the Group's subsidiaries are also involved in community actions. For example, BNI CL Madagascar, a leader in this area, has taken part in the renovation of healthcare centres and launched a 'young entrepreneurs' trophy'. Its staff have also participated in a reforestation campaign in Antananarivo.



An active patron of the arts

The Crédit Agricole group is an active patron of the arts through foundations and organisations.

Crédit Agricole 'Pays de France' Foundation

This foundation was created in 1979 to promote national heritage conservation programmes and projects to revive traditional crafts. It is a nationally-recognised charity with the backing of the Regional Banks, the FNCA and Crédit Agricole S.A. It has donated to nearly 700 projects since its origins.

Major projects sponsored in 2003 include the restoration of the Manoir de La Possonnière, Ronsard's birthplace in Couture-sur-Loir, the purchase of two rare mechanical globes for the Musée du Temps in Besançon, renovation of the Foch and Dutilleul Squares in Lille, and refurbishment of the Serre de La Madone gardens in Menton.

Arts and culture

Through its cultural partnerships, Crédit Agricole aims to be a corporate citizen, playing an active role in the life of its community and respecting cultural values. Crédit Agricole Indosuez (CAI) will therefore maintain its sponsorship agreements with the Musée Guimet (French national museum of Asian arts) and, more recently, the Théâtre du Châtelet. In 2003, CAI received an award from the French Ministry of Culture for its patronage activities.

Having supported the Musée Guimet since 1990, CAI has played an active part – mainly via donations – in restoring the museum's major works and adding to its collections. In 2003, its support enabled the museum to acquire a pair of Japanese screens from the XVIIth century. Each year, CAI also sponsors a major exhibition and finances the maintenance of the Japanese gardens surrounding the museum's Buddhist temple.

CAI has partnered the Théâtre du Châtelet since January 2000, financing a new production each year and providing funds for the Theatre's educational programme for young people. Through this partnership, the Crédit Agricole group pursues its commitment to cultural life in the provinces by supporting the Festival des Régions.

In early 2002, Crédit Lyonnais entered into a five-year partnership with the Louvre Museum to develop its website. Visitors to the site can take a virtual tour of the Museum's rooms and works of art, and take advantage of other services such as ticket purchasing.

During 2003, Crédit Lyonnais Asset Management continued to support the Dina Vierny-Musée Maillol Foundation.

Economic history

Ever since its foundation, Crédit Lyonnais has built up a mine of information on economic history, which is available to French and foreign researchers free of charge, through a specialised historical archives department. Some one hundred university researchers visit the archives each year. Database search engines and virtual exhibitions are also available on the www.creditlyonnais.com website.

The bank also finances the annual Crédit Lyonnais 'Histoire d'Entreprise' prize, which is awarded to the author of an independent and innovative work on corporate history. The total prize money is € 15,000.



'Les Troyens' - Théâtre du Châtelet



Manoir de la Possonnière



Human resources and relations

The integration between Crédit Agricole and Crédit Lyonnais gave rise to new priorities in human resources management in 2003. Apart from its implications in terms of size, the integration process has radically changed the objectives of the new Group's human resources policy. The immediate challenges are to ensure successful integration that is sustainable over the long-term, and to develop policies that foster a sense of common purpose while respecting the values of both groups.

In the short term, developing the right HR policies during the first phase of integration is crucial to its success. The first priority is to institute a common social dialogue within the new Crédit Agricole S.A. group, ensure consultation with the staff representative bodies of each business unit, appoint key managers and combine the various teams. The second priority is to develop the new Group's HR policy by enriching it with the Crédit Lyonnais group's best practices. Both these projects are vital to provide the new Group with the means to achieve its ambitions.

Like the overall Group structure, the Group's HR policy is decentralised within the framework of a strong Group business line.

Managing integration

A key success factor in the integration between Crédit Agricole S.A. and Crédit Lyonnais lies in synergies, which will partly be achieved through staff reductions. These reductions will be made in line with the two commitments made at the beginning of the integration process: no forced redundancies in France and priority on internal mobility.

As part of the integration process, many work groups were created to draw up an inventory of the existing situation, co-ordinate and harmonise practices and make recommendations for the Group's human resources policy.

Achieving synergies

Cost synergies from integration will be achieved through careful management of staff and age pyramids, and through rationalising organisational structures. In France, total headcount will be reduced by 2,760 FTEs* by the end of 2005. This involves 1,400 FTEs in corporate and investment banking, 475 in the central support functions, 390 in consumer finance and leasing, 300 in asset management, 100 in cash management and payments, 50 in information systems and 45 in insurance. Apart from natural departures (retirement, resignation, etc.), the Group will introduce a series of negotiated measures, such as early retirement, long-term sabbaticals, and part-time working.

* Full-time equivalents, based on contractual working hours



Social dialogue

In September 2003, the six trade union organisations represented within Crédit Agricole S.A. and Crédit Lyonnais signed an agreement to establish a Joint Consultation Committee to deal with social dialogue on integration-related matters. It has no other jurisdiction and does not replace the role or prerogatives of the legally elected works councils.

Social dialogue is therefore organised at two complementary levels: a level common to all Crédit Agricole S.A. business units, through the Joint Consultation Committee, and at the level of those business units affected by integration. Negotiations have begun at Group level on two key issues: employment policy, and business transfers and geographical mobility, the objective being to establish support measures for internal and external mobility in order to achieve target synergies. A heads of agreement on business transfers and geographical mobility was ratified on 9 February 2004.

Negotiations on employment policy concern the Group's 'integrated' scope. Meanwhile, the various works councils have been consulted on the target organisation structure for Crédit Agricole S.A., paving the way for consultations at business line and subsidiary level.

Lastly, in addition to this social dialogue, an Integration Forum has been launched on the Group's Intranet sites, to answer employees' questions.

A powerful mobility programme

A powerful internal mobility programme open to all business units will be implemented gradually. Sharing resources in this way not only opens up a broader vision of internal transfer opportunities but also ensures solidarity between business lines and fair treatment for all employees. In this respect, major investment will be made in a 'Mobility Unit', which will support employees affected by integration and provide financial assistance for anyone wishing to follow up an internal or external mobility opportunity.

The Mobility Unit, which is separate from other existing internal mobility tools and policies, will be run by Human Resources managers assisted by an outside specialist consultancy. It will be operational throughout the integration process, i.e. until the end of 2005. Among the measures available are an online labour exchange, listing all existing and upcoming job vacancies in the Group. Career paths, which show the more usual moves between key business segments, will help employees identify the areas most accessible to them. Lastly, career orientation guidance will be available for those employees who are still undecided about their future after initial discussions with the mobility advisers.

Other financial and non-financial support measures will be available for employees willing to leave the Crédit Agricole S.A. group, including personalised support, help in developing a personal career project, and training.

For those employees affected by internal business transfers, various support measures will be proposed to the trade unions' agreement. Some of these measures concern the rules applicable to the employment contracts of employees concerned, while others will provide compensation for the additional cost involved in moving offices or financial support for those wishing to move closer to their new workplace.



A decentralised human resources policy within a strong business line

The HR structure respects the Group's founding principle of decentralisation. HR managers have full responsibility for organisation, employee relations, individual career management and training in their business segment, within guidelines set out at Group level. Each subsidiary therefore has sufficient autonomy to adapt its human resources policy to the specific needs of its business activities, for maximum effectiveness.

Group Human Resources is responsible for overall co-ordination of the HR business line. Its key duties are:

- ensuring a common purpose and social cohesion
- organising exchange of practices
- setting out the Group's strategic guidelines in terms of HR policy
- career management for senior executives
- setting out and co-ordinating employment policy, with a strong focus on promoting mobility between subsidiaries
- co-ordinating pay policies
- providing a centre of expertise for the subsidiaries
- overseeing the HR business line's operational and business performance, particularly by developing shared services (e.g. information systems, possibility of a sharing a payroll function between Crédit Lyonnais, Crédit Agricole S.A. and Calyon).

Career management

At Group level, Group Human Resources is responsible for career management and short and medium-term succession planning for all key managers in the central support functions and subsidiaries. This involves a total of about 1,200 people. Its tasks include career management and mobility, co-ordination of pay policies and succession planning.

Common principles govern personal career management for all other Group employees. For example, a group-wide annual appraisal system is designed to analyse skills and performance, the results of which are used to assess the job performance of all employees and to create a reference base for mobility management. Similarly, all subsidiaries will be required to introduce a system of periodical interviews with the career managers and to establish a mobility committee, which is crucial for managing transfers between business units and segments.

Training: skills development

Organisation and objectives

A Group Training department was organised in 2003 to meet the challenges facing the new enlarged Group. Like Group Human Resources, its objective is to help improve profitability and develop social cohesion within a framework of rapid and radical change (integration of business units, changes in business activity, adapting skills, etc.). Against this background, training not only guarantees improved performance but also meets employees' expectations.

The Group Training department must not only meet immediate needs but also plan for the future in terms of retaining the best employees, and managing the age pyramid and mobility.



It has set out a programme comprising four key areas:

- targeted training for specific groups of employees, such as young people, employees with management potential and managers;
- general, cross-functional training in topics of group-wide interest, such as office systems, languages and personal development;
- business training run by the business segments and subsidiaries in response to specific needs, such as asset management, insurance or leasing;
- academic training leading to qualifications, as part of the personal career management policy.

Management training

In this specific area, the 'Perspective' programme introduced by Crédit Agricole is a key pillar of the Group's training and people development policy. Each year, some thirty high-potential managers from all Group units follow the course, which aims to:

- develop a common reference base for management practices and behaviour, which overarches the diversity between business lines and environments;
- give participants a general vision and help them progress in strategic understanding of their business and the Group;
- encourage mutual knowledge and cross-functional relationships.

Most subsidiaries also have their own management training programmes to meet the specific needs of their business activities.

In 2003, 28,247 people received training, representing almost 63% of the active permanent workforce.

A tradition of social dialogue

Alongside social dialogue at Group level through the Central Works Council, which held three meetings in 2003, each company has its own employee relations mechanism for local social dialogue at a more grass roots level.

Apart from integration-related events, the staff representative bodies are involved in all developments in their respective business segments, as part of their responsibilities.

Negotiations led to the signing of 80 company-wide agreements in various Crédit Agricole S.A. group business units in 2003, including within Crédit Agricole S.A. itself, an agreement on the employment of disabled workers, an agreement on salaries and an amendment to the agreement on employee profit-sharing agreement relative to the central organisation's results, and on incentive payments for collective performance. In 2003, Crédit Lyonnais signed an agreement on jobs and skills planning and forecasting, an agreement on equality between the sexes, including monitoring specific indicators to support actions already taken in terms of recruitment, training, pay and career development.

Pay policy

The average gross annual salary for active employees in France was approximately € 39,600 in 2003.
The average monthly base salary for non-managers at 31 December 2003 was € 2,088 for men and € 1,923 for women.
For managers, the average monthly base salary was € 4,452 for men and € 3,579 for women. The difference is principally due to the lower proportion of women in senior management and executive positions.

2003 training in France

Area	No. of hours	% share
Knowledge of the Group	16,877	1.5
Management	50,793	4.6
Business-specific training	855,894	77.3
IT, office systems, new technology	105,798	9.6
Languages	56,308	5.1
Other	20,859	1.9
Total	**1,106,528**	**100**

(94% of business scope in France)

Individual salaries

Individual salary comprises a fixed component and a variable component. The fixed component remunerates the employee's skills and responsibility level. The variable component is performance-related and is designed to incentivise individual performance. In this respect, it is a key component of the Group's pay policy.

An in-depth review has been conducted to reconcile harmonisation of salaries, which is essential for Group cohesion, with the need to take account of the specific nature of certain business activities.

Collective incentive schemes

Almost all Crédit Agricole S.A. group business units have a profit-sharing agreement and an incentive scheme, which give employees the opportunity to share in the results and growth of their business units. Along with several subsidiaries, Crédit Agricole S.A. has established a two-tier collective incentive scheme: the first tier remunerates employees on the basis of a common Group measurement and the second on measurements specific to their business activities.

	Number of beneficiaries	Average amount
Profit-sharing	13,368	3,470
Incentive scheme	45,273	1,343
Employee savings plan top-up	24,715	771

(93.4% of business scope in France)
Amount paid in 2003 in respect of 2002

Support for disabled employees in France

At 31 December 2003, the Crédit Agricole S.A. group employed 1,694 disabled people, representing almost 3.8% of the active permanent workforce.

In 2003, the Group reaffirmed its commitment to integrating disabled people by extending the three-year Disabled Workers agreement signed with the trade unions in 2000 to cover 2004 and 2005. It provides for concrete measures to encourage the employment of disabled people in both the ordinary and protected workplace, including recruitment, work placements and apprenticeships. Substantial resources have been invested in supporting disabled workers and in staff awareness campaigns. Support measures for parents of disabled children were also introduced in 2003.

In addition, Crédit Lyonnais and the AGEFIPH (a national association that manages funds for the vocational integration of disabled people) signed a new agreement for 2003 and 2004, covering recruitment, ongoing employment and awareness. Events of note during the year were the launch of a new Intranet site, publication of a brochure and a poster campaign. In 2004, the 'Vocational Integration of the Disabled' team will uphold the provisions of the agreement by supporting the employees concerned through the changes arising from integration with Crédit Agricole S.A.


NOUS
VOUS

Employee share ownership

During 2003, a new share issue was made for employees of the Crédit Agricole group. It opened in June 2003, immediately after the successful outcome of the friendly bid for Crédit Lyonnais, with the aim of involving all employees in a common goal, the success of the new Group.
The offer was open to 130,000 employees in 14 countries and attracted over 50,000 applications for a sum of about € 345 million. Two options were available: a 'Classic' offer with a discount and a 'Multiple' offer through a leveraged fund. This structure was designed by the teams of both groups, which have acknowledged expertise in this area. After the issue, in Autumn 2003, employee share ownership amounted to 4.95% through the employee share ownership plan.

World headcount

At 31 December 2003, the Crédit Agricole S.A. group employed a total of 63,140 people (permanent and contract staff) throughout the world, including 80.6% in Western Europe, 6% in Africa and 4.5% in Central and Eastern Europe. These figures include employees of all fully- or proportionally-consolidated companies.

Breakdown of headcount by segment

Segment	Headcount (FTEs*)
French retail banking, payments	25,489
Corporate and investment banking	12,943
Specialised financial services	9,382
International retail banking	4,868
Asset management	3,822
Central support functions, proprietary asset management and other activities	2,599
Operations and logistics	2,004
International private banking	1,126
Insurance	907
Total	**63,140**

* Full-time equivalents

Three segments employ three quarters of all staff. French retail banking accounts for 40% of total headcount, corporate and investment banking for 20%, and specialised financial services for 15%.

Crédit Agricole S.A. employees in France

The figures given in this report are as of at 31 December 2003 and concern fully and proportionally consolidated companies in France.
The total number of permanent employees, either active or on extended leave of absence(*), and contract staff amounted to 50,700 at 31 December 2003.

(*) Employees whose employment contract was suspended as of 31 December 2003 (long-term illness, early retirement, unpaid leave, parental leave, training, etc.).

Contract staff represent 2.2% of the active workforce.

Active permanent staff	45,012
Permanent staff on extended leave of absence	4,565
Contract staff	1,123
Total	**50,700**

Structure of active permanent workforce in France

Men	43.6 %	Women	56.4 %
Management	39 %	Non-management	61 %

(97% of business scope in France)

The average age is 43 and the average length of service is 19 years. Employees under the age of 30 accounted for 14% of the total, those from 30-50 for 52% and those over 50 for 34%.

Geographical breakdown of headcount


Middle-East 891
South America 429
North America 1,534
Asia-Pacific 2,741
Central and Eastern Europe 2,840
Africa 3,800
Western Europe 50,905

For Crédit Lyonnais, the proportion of employees aged over 50 is relatively high compared with the banking sector as a whole*. Several specific policies have been introduced, including staffing and skills planning and forecasting, and "career orientation interviews" half-way to two-thirds of the way through the employee's working life in order to explore possibilities for the future.

(*) In 2003, almost 40% of Crédit Lyonnais employees were aged over 50.

Employment management in France

Recruitment

Total new permanent employees amounted to 1,870, including 77% in direct new recruits and 23% through the conversion of contract staff to permanent employees. Among the direct new recruits, managers accounted for 35%.

	Management	Non-management
Permanent employees	496	941
Conversion of contract to permanent	39	394
Total new permanent employees	**535**	**1,335**

(95% of business scope in France)

In preparation for the integration of Crédit Lyonnais, it was decided to freeze all new recruitment at the beginning of the year, with the exception of commercial staff for Crédit Lyonnais' retail banking network. During the year, therefore, Crédit Lyonnais continued to recruit personal customer account managers and customer advisers. This policy will also continue in 2004 with the aim of supporting growth in the business franchise and helping renew resources against the backdrop of an increasing number of departures under the early retirement plan.

Departures

Total departures of permanent staff amounted to 3,702, first and foremost due to retirement or early retirement (2,142 or 58% of the total), followed by resignation (822 or 22%).

Departures - (permanent staff)

	Management	Non-management
Resignation	321	501
Redundancy and dismissal	330	159
Retirement/early retirement	592	1,550
Death	27	85
Other reasons	46	91
Total departures	**1,316**	**2,386**

(95% of business scope in France)

Retirement and early retirement

Crédit Lyonnais has an early retirement agreement valid until 31 March 2006, covering employees aged 56 or 57 who meet certain conditions with respect to number of years' contributions and length of service in the company. Crédit Agricole S.A.'s early retirement agreement covers employees aged over 55.

Retirement and early retirement

	Management	Non-management	Total
Women	152	1,042	1,194
Men	440	508	948
Total	**592**	**1,550**	**2,142**

(95% of business scope in France)

Breakdown of active permanent employees by age - Crédit Agricole S.A. group



60 and over
55-59
50-54
45-49
40-44
35-39
30-34
25-29
under 25
Women
Men
(95.2% of business scope in France)
5000
4000
3000
2000
1000
0
1000
2000
3000
4000
5000
Headcount

Contractual working time

Breakdown of active permanent employees by contractual working time

Three quarters of all employees have their contractual working time expressed in hours. These arrangements apply to 35% of managers.

Breakdown of active permanent employees at 31 December 2003 by contractual working time

	Management	%	Non-management	%	Total	%
Working time expressed in hours	5,570	35	25,811	100	31,381	75
Working time expressed in days	10,568	65	0	0	10,568	25
Total	**16,138**	**100**	**25,811**	**100**	**41,949**	**100**

(93.5% of business scope in France)

Number of part-time permanent staff

The Group has 4,533 part-time employees, 93% of whom are women, management and non-management staff combined.

Number of part-time permanent staff

Percentage of normal working hours	Management Men	Management Women	Non-management Men	Non-management Women	Total
Under 50%	1	5	29	181	216
50-79%	31	134	142	1,368	1,675
80% and over	61	728	52	1,801	2,642
Total	**93**	**867**	**223**	**3,350**	**4,533**

(94% of business scope in France)

Working conditions

Absenteeism

Number of working days absence by reason	Management	Non-management	Total	%
Sickness	68,609	320,974	389,583	65.7
Accidents at or travelling to and from the workplace	1,985	14,878	16,863	2.8
Maternity/paternity leave	42,848	62,076	104,924	17.7
Authorised leave (family events, breastfeeding, removals)	23,912	35,137	59,049	10
Other reasons	10,221	12,353	22,574	3.8
Total	**147,575**	**445,418**	**592,993**	**100**

(87.5% of business scope in France)

Social security contributions

Employer's social security contributions for 2003 represented 54.3% of the total payroll, reflecting the efforts made by Crédit Agricole S.A. (parent company) in terms of employee benefits and supplementary pensions.

Customer and supplier relations

A strict compliance system

Crédit Agricole S.A., its subsidiaries and the Regional Banks each have their own compliance department, employing a total of about 200 people.

In the Crédit Agricole S.A. Group, the compliance officers have an operational reporting line to the head of their business unit and a functional reporting line to the Group Compliance Officer, who is responsible for the compliance business line at Crédit Agricole S.A. and for co-ordinating the Regional Banks' compliance functions. He reports directly to Crédit Agricole S.A.'s General Secretary, and also heads up a Compliance Management Committee, created in early 2004.

The investment services and asset management subsidiaries have a more highly developed compliance function to meet the requirements of the supervisory authorities (the *Autorité des Marchés Financiers* in France).

Early in the second half of 2003, a Compliance Charter was drawn up covering all Directors and employees of the Crédit Agricole group. It was approved by Crédit Agricole S.A.'s Board of Directors on 17 July 2003.

In addition, as soon as the offer for Crédit Lyonnais closed, measures were taken to strengthen supervision of conflicts of interest and disclosure rules to adapt them to the new enlarged Group. During the final quarter, work began on drawing up a strengthened compliance plan, as required by the French Banking Commission and the US Federal Reserve Board. This plan will be implemented gradually during 2004.

Prevention of money laundering and terrorism financing

In line with the Group's decentralised structure, prevention of money laundering is the direct responsibility of each business unit, which implements its own policies in terms of 'know your customer' and constant vigilance as part of its internal control system. Each Regional Bank has designated a person responsible for relations with Tracfin. The Group has a central system through its Financial Security business line, which is part of Group Internal Audit and Control, to ensure that all subsidiaries and branches abroad have the necessary recommendations to protect against the risk of money laundering. Lastly, Group Internal Audit and Control carries out audits on money laundering prevention measures in all business units.

The system has been gradually strengthened since 2000, culminating in the creation of the Financial Security business line in July 2003, with a broader base of skills and reporting to the Head of Internal Control at Crédit Agricole S.A.
The strengthened system incorporates the latest legislative and regulatory requirements and recommendations made by the supervisory authorities. For example, specific provisions have been made for cheque verification and vigilance has been stepped up with regard to countries on the Financial Action Task Force (FATF) blacklist.



Specific measures have been taken to prevent the financing of terrorist activities and to freeze assets on accounts held by persons suspected of having terrorist connections, in line with European and French legislation. In this respect, the Financial Security business line has issued instructions and recommendations to the Group business units concerned (Crédit Agricole S.A. departments and subsidiaries, Regional Banks). The overall system is supported by supervisory tools and staff awareness and training campaigns in all business units concerned. The Group has also strengthened its co-ordination in this respect.

Socially responsible investment

Crédit Agricole Asset Management and Crédit Lyonnais Asset Management were both pioneers in socially responsible investment (SRI), sharing the same belief in this approach.

In 2003, CA-AM strengthened its SRI capability and now has a five-strong dedicated management team which draws on all CA-AM's investment expertise. To ensure an independent and objective approach, the management team is supported by a steering committee comprising outside sustainable development specialists. Access to external specialist research through a partnership with the two rating agencies, Eiris and Vigeo, is a further guarantee of independence.

CA-AM has also developed its commitment policy, which is a policy practised by portfolio managers to enhance the value of their investments by encouraging the companies concerned to improve their corporate governance systems, environmental risk management, or their image through more ethical practices. As part of this policy, CA-AM has joined the Pharmaceutical Shareowners Group, takes part in the Carbon Disclosure Project and is a member of market associations involved in socially responsible investment.

CLAM also reinforced its involvement in SRI in 2003, with the creation of I.DE.A.M which offers a range of SRI funds. Its management philosophy is based on stock screening according to sustainable development criteria, supported by disciplined processes which can be tailored to the demands of different customer groups, such as French and international institutional investors, corporate investors or retail investors.

Quality approach

Several Group companies have embarked on a quality approach. Crédit Lyonnais Asset Management actively pursued its policy of improving the quality of its procedures and services during 2003. Sofinco also made some serious commitments as part of its ISO 9001 certification obtained in 2002.

CLAM quality certificates

CLAM has a global ISO 9001 version 2000 certificate plus four local certificates, including a renewal for CLAM Finance, fund administration and CL Epargne Entreprise, plus a new certificate for reporting. It is the first time that such a broad scope of activities (250 people) has obtained certification in the asset management world.

CLAM's Customer Service department has an ISO 9001 version 2000 certificate covering all its services: contractual documentation (drafting investment agreements, management mandates, etc. for direct customers), authorisations and powers for people placing stock market orders, stock market orders for direct clients, management mandate fees and fee sharing with distributors, information availability, and management of client requests.



CLAM Immobilier

CLAM Immobilier, a subsidiary of CLAM specialising in property management services, was the first company in its sector to obtain an ISO 9001 version 2000 certificate covering all its services: relations with the partners of property investment trusts, management of the property estate, accounting, etc.

Sofinco: customer processing

Sofinco's mass consumer business obtained ISO 9001 version 2000 certification in 2002. Sofinco has made three key commitments in this respect: a quality approach at all levels of the company, introduction of a single consumer relations department working in association with the industry's ombudsman, and, lastly, friendly and personalised handling of payment incidents. The quality approach focuses both on products offered to customers and on the company's organisation and management.

Sub-contracting and purchasing

Crédit Agricole S.A. companies outsource services which have no direct relationship with their core businesses (e.g. catering, cleaning, security), and certain other services either requiring highly specialised skills which are not available in-house (e.g. information systems development and maintenance, electronic payments security) or which can be provided outside the Group at cheaper cost for equal or better quality.

Good sub-contracting practices have been drawn up for the Group as a whole, to ensure optimum recourse to these services as required and to maintain proper control. Outside France, each business unit is responsible for its own sub-contracting practices, which must comply with all local legislation and the provisions of International Labour Organisation (ILO) agreements.

Rules of conduct have been drawn up to govern employees' relations with external suppliers of equipment, works and services. These rules principally concern the avoidance of conflicts of interest where the employee has a personal interest or decision-making role in the supplier company, gifts and invitations, and confidentiality of information received.



Environment

Diversified types of actions for a sharp involvement

Crédit Agricole became involved in environmental protection issues very early on, through the role it plays in financing agriculture.

A commercial offering focusing on the environment

During 2003, Crédit Agricole developed an 'environment loan' aimed at companies, local authorities, farmers and professionals, regardless of their business sector and size. The loans are designed to finance investment projects with an environmental focus and are structured to meet needs at all stages of the project in one single agreement.
For several years now, the Group's lease finance business has also offered special loans to finance renewable energy facilities, such as windmills, co-generation plants and waste processing plants.

Supporting environmentally-friendly agriculture

In 2001, Crédit Agricole, in partnership with FARRE (Forum for integrated, environmentally-friendly agriculture), organised a competition to reward and promote environmentally-friendly agricultural initiatives. During 2003, Crédit Agricole undertook to renew the competition in 2004, reflecting its strong support for those working towards economically viable and ecologically responsible agriculture. From 2004, Crédit Agricole will further support the development of integrated agriculture by financing a proportion of the fees incurred in obtaining certification.

Forestry protection

Crédit Agricole owns 7,000 hectares of forest land in France, which it operates in accordance with a sustainable management charter. The timber from its forests therefore carries the European PEFC label, an assurance for users and consumers of its sustainable management origins.

Internal approach

As a provider of financial products, the Crédit Agricole S.A. Group is by nature less affected by environmental issues than industrial companies.
The Group has embarked on a plan to reduce its consumption of commodities. For example in 2003, it launched a programme to recover used batteries and photocopier/printer cartridges in some of its Paris region offices. Other measures will be introduced in 2004, such as paper collection and recycling. From 2004, the Group will also begin to monitor and control its consumption of certain commodities, and more particularly energy.



Movements in share capital

The alliance with Crédit Lyonnais, which resulted in a public offer for the entire share capital of Crédit Lyonnais on 16 December 2002, has radically modified Crédit Agricole S.A.'s share capital and ownership structure.

The share capital was increased three times in 2003:

- In June, 353,285,738 new shares were allotted to the holders of Crédit Lyonnais shares tendered to the mixed cash-and-share offer made by Crédit Agricole S.A. for Crédit Lyonnais;
- In October, 25,233,264 new shares were allotted to employees of the Crédit Agricole Group;
- In November, 122,793,536 new shares were allotted pursuant to a rights issue.

After these operations, the share capital of Crédit Agricole S.A. was € 4,420,567,311, divided into 1,473,522,437 shares.

To the company's knowledge, the ownership of the share capital and voting rights at 31 December 2003 was as follows:

Shareholder	Number of shares	% of share capital	% of voting rights
SAS Rue la Boétie	771,841,801	52.38	52.41
SNC Crédit Agricole Transactions	14,771,187	1.00	1.00
Treasury shares	15,681,762	1.07	
o/w			
- held on own account	745,968		
- held to cover stock options and repurchase commitments	14,935,794		1.01
Employee share ownership plan	73,011,167	4.95	4.96
AGF	45,124,000	3.06	3.06
Institutional investors	376,560,712	25.56	25.57
Retail shareholders	157,031,614	10.66	10.67
Unidentified	19,500,194	1.32	1.32
Total	**1,473,522,437**	**100%**	**100%**

To the company's knowledge, no other shareholder owns 5% or more of the share capital or voting rights either directly, indirectly or in concert.
There are no shareholders' agreements.

Share price performance since 14 December 2001

Comparison with the DJ Euro Stoxx Bank and CAC 40 (indexes recalculated on the basis of Crédit Agricole S.A.'s IPO price)


25
15
10
14/12/2001
14/12/2002
14/12/2003
Crédit Agricole S.A.
DJ Euro Stoxx Bank
CAC 40
Source: Trader Force

Trends in share price and trading volumes

since flotation on 14 December 2001


25
15
10
14/12/2001
14/12/2002
14/12/2003
Crédit Agricole S.A.
Volume Crédit Agricole S.A.
Source: Trader Force

Share price performance

Background

Crédit Agricole S.A. shares made their stock market debut on 14 December 2001, at a price of € 16.60. On the first day of trading, they gained 4.7% to close at € 17.39, with 42 million shares traded. The shares ended the year at € 17.79.

2002 was a particularly bad year for the economy and the financial markets. Against this background, Crédit Agricole S.A. shares had a very satisfactory first half, outperforming the CAC 40 index and making strong gains in March 2002. During the financial markets crisis in the second half, the shares followed the general downward trend but proved relatively resilient to the difficult conditions. They ended the year at € 14.38, shedding only 18.7% compared with 33.7% for the CAC 40. The shares joined the CAC 40 on 6 August, less than eight months after their initial public offering, triggering brisk trading on 5 August, with 26.7 million shares changing hands. On 16 December 2002, Crédit Agricole S.A. made an offer for Crédit Lyonnais.

2003 was a better year for the markets generally. Crédit Agricole S.A. shares gained 31.6%, ending the year at € 18.93. This was the ninth best performance among CAC 40 stocks and compares with a gain of 16.1% for the CAC 40, which closed at 3557.9 on 31 December 2003. This performance is all the more creditable in that it was achieved during an eventful period for the Group, which could have put pressure on the share price: new share issues following the offer for Crédit Lyonnais and the CAC 40's move to free-float weightings which slightly reduced Crédit Agricole S.A.'s weighting in the index. During the year, the number of shares increased by 51% and market capitalisation doubled, rising from € 14 billion on 31 December 2002 to € 28 billion one year later.

Since the beginning of 2004, the shares have continued to gain, closing at € 21.50 on 12 March 2004.

Share data

	31/12/2003	31/12/2002
Number of shares in issue	1,473,522,437	972,209,899
Market capitalisation (€ billion)	27.89	13.98
EPS (€)	1.79 (1)	1.41 (2)
BVPS (€)	15.45	15.12
P/BV	1.22	0.95
P/E	11.61	10.35
Year's high and low (€)		
High	18.95	24.70
Low	12.65	14.24
Close	18.93	14.38

(1) Pro forma net income-Group share before goodwill amortisation and integration-related costs divided by the weighted average number of shares in issue.

(2) Net income-Group share before goodwill amortisation divided by the weighted average number of shares in issue.

Trading in Crédit Agricole S.A. shares

A total of 835.6 million shares were traded during 2003 for a value of € 13.87 billion. Monthly trading volumes ranged from 26.1 million to 104.3 million shares.

Trading in Crédit Agricole S.A. shares (in €)

2003	High	Date	Low	Date	Average closing price	Average daily trading volume
Q1	15.68	16/01/2003	12.65	11/03/2003	14.34	1,588,549
Q2	18.12	03/06/2003	14.43	01/04/2003	16.64	3,489,000
Q3	18.70	15/08/2003	16.21	01/07/2003	17.29	3,677,675
Q4	18.95	19/12/2003	16.73	02/10/2003	18.10	4,320,106

Dividends

Crédit Agricole S.A. paid a dividend per share of €0.55 for 2001 and 2002. For 2003, the dividend will be maintained at € 0.55 euro (€ 0.825 including a 50% tax credit), subject to approval at the Annual General Meeting of 19 May 2004. The total payout will therefore amount to € 810 million.

Amount (€)	2003	2002	2001
Net dividend per share	0.55	0.55	0.55
Total payout	0.825	0.825	0.825

Total shareholder return

The table below shows total shareholder return for retail investors in Crédit Agricole S.A. shares. The calculation is based on the share price at the time of investment (initial public offering on 14 December 2001 or beginning of the period in other cases), with gross dividends (inclusive of tax credit) reinvested. It also assumes that investors took up the rights issue at the end of October 2003 on the basis of one new share at a price of € 16.07 for every eleven shares held. All figures are before tax.

By way of example, a shareholder who invested in Crédit Agricole S.A. shares at the time of the IPO and reinvested all dividends received would have achieved an average annualised return of 10.76% at the end of 2003.

Holding period	Cumulative gross return	Average annualised return
1 year (2003)	32.15%	32.15%
2 years (2002-2003)	16.19%	7.79%
Since 14 December 2001 *	23.21%	10.76%

* IPO at € 16.60.

Treasury shares

The table below summarises movements in treasury shares held by Crédit Agricole S.A.

At 31 December 2003, all treasury shares purchased under the share buyback programme were allocated to cover stock option commitments.

At the time of the rights issue in November 2003, Crédit Agricole S.A. sold 2,310,599 rights at an average selling price of € 0.1725.

In early January 2004, Crédit Agricole S.A. bought 13,371,163 treasury shares at an average purchase price of € 18.14.

Retail shareholders

Communications with retail shareholders: a close relationship

Crédit Agricole S.A. now has almost 1.8 million retail shareholders representing about 25% of the free float, giving it the largest retail investor base among CAC 40 companies.

Crédit Agricole S.A. aims to establish a close relationship with its retail shareholders, based on high-quality, regular information geared to their specific needs. With this in mind, immediately upon its flotation on the stock market the Group launched a website (www.credit-agricole-sa.fr) and a freephone number (0 800 000 777) dedicated to its retail shareholders. In 2003, the freephone number took an average of 12,000 calls a month, 1,000 of which gave rise to a discussion with a member of the Retail Shareholder Relations team.

Treasury shares

The table below summarises movements in treasury shares held by Crédit Agricole S.A.

	Quantity	Net book value Per share	Net book value Total	Trading fees	Percentage of share capital
Opening balance	745,968	14.42	10,758,929.16		0.077%
Purchased during the year	1,566,470	16.9	26,473,343	30,510	
Closing balance	2,310,599	14.59	33,711,639.41		0.157%

In 2002, to strengthen relations with its retail investors, Crédit Agricole S.A. created a Shareholders' Club, which is open to holders of more than 50 bearer shares or 1 share in the case of registered and employee shareholders. The Club has proved a huge success, with almost 90,000 holders of bearer shares joining upon its creation. Including registered shareholders and new shareholders joining since the offer for Crédit Lyonnais, the Club now has 130,000 members.

The Club aims to be both informative and educational, for example by helping members learn more about the company, its organisation and businesses, familiarising them with the workings of the stock market and providing information about the state of the economy.

Communication channels include a summary of the annual report, a Letter to Shareholders issued three or four times a year, and the Shareholders' Guide, which is updated once a year. Club members are also invited to investor meetings in Paris and the provinces, which include stock market training sessions organised in association with IFCAM, the Crédit Agricole group's business school, presentations on the state of the economy given by Crédit Agricole S.A.'s economists, presentations on more specific topics such as estate inheritance, given by the Group's specialists in the field, and finally, visits to the Group's premises, particularly its dealing rooms.

Four meetings were held in 2003 in Bordeaux, Marseille, Nantes and Paris, giving almost 5,000 shareholders the opportunity to talk to senior managers of Crédit Agricole S.A.

Lastly, Crédit Agricole S.A. has created a retail shareholders' Consultative Committee, which held its first meeting in September 2003. It comprises 13 shareholders from across France who are representative of Crédit Agricole S.A.'s retail investor base. Two of these shareholders were members of a similar Committee which previously existed within Crédit Lyonnais. The Committee aims to help improve communications between the company and its retail shareholders by contributing to a better understanding of their expectations and to ongoing improvements in communication channels.





2nd prize for retail shareholder relations

Crédit Agricole S.A. won the second prize for retail shareholder relations awarded by the magazine 'La Vie Financière'. These awards are designed to assess the effectiveness of communications between listed companies and their retail shareholders, based on criteria such as speed, reliability and user friendliness.

Institutional investors

During 2003, the Institutional Investor Relations team provided substantial support for the Group's various business projects, first and foremost its friendly bid for Crédit Lyonnais.

Meanwhile, it continued to promote awareness of Crédit Agricole S.A. shares and the Group within the international institutional investor community. Many roadshows were organised, particularly in the United Kingdom, United States and continental Europe, run either by the Group's management or the Institutional Investor Relations team. These roadshows have helped establish a broad base of international investors. The team also made presentations to Asian investors in Singapore and Hong Kong, and investors in Canada.

In January 2003, presentations were made in Europe and Asia at the time of the Group's first preferred share issue. In June 2003, a roadshow was arranged in the United Kingdom for the placement of a £ 750 million issue of perpetual subordinated notes, the biggest in the market at the time.

Lastly, in August, Crédit Agricole S.A. and Crédit Lyonnais combined their Institutional Investor Relations teams, the first in the new Group to do so. The reorganisation has given a new impetus to this activity amid a background of increased market demand following strong growth in the Crédit Agricole S.A. group's market capitalisation.

2004 Financial Calendar

10 March	Publication of 2003 annual results
14 May	Publication of 2004 first-quarter results
19 May	Annual General Meeting of shareholders
8 September	Publication of 2004 half-year results
17 November	Publication of 2004 nine-month results

Contacts

Group Financial Communications
Denis Kleiber
Tel: +33 (0)1.43.23.26.78

Institutional Investor Relations
Claude Rosenfeld
Tel: +33 (0)1.43.23.23.81

Retail Shareholder Relations
Marie-Agnès Huguenin
Tel: +33 (0)1.43.23.15.99

www.credit-agricole-sa.fr



Members of the Consultative Committee

Front row:
Francisco Cruz
Pierre Laguilhon
Anne-Marie Martin
Martine Fouache
René Carron, Chairman
Evelyne Guilhem
Bernard Leseur
Didier Lignon
Christophe Féral

Back row:
Jean-Claude Bonetti
Jean Beaujouan
Roger Chinaud
Michel Maréchal
Alexandre Essayan
Yves Chevillotte, Deputy Chief Executive Officer*

* Yves Chevillotte opted to retire in November 2003.

Summary chart of subsidiaries and affiliates
at 31/12/2003



Crédit Agricole S.A.
French retail banking
Specialised financial services
International retail banking
25%
43 Regional Banks
SOFINCO
FINAREF GROUP
UCABAIL
TRANSFACT
LUKAS / EFL GROUP
BANCA INTESA
BANCO ACAC
BANCO DEL DESARROLLO
BES
BANKOA
BLF SAL
BSF
94.82%
Crédit Lyonnais
SLIBAIL
FINALION
LIXXBAIL GROUP
EUROFACTOR
CL GLOBAL BANKING

Percentage interest:

- ● Over 90%
- ■ Between 50% and 90%
- ▲ Under 50%

Asset management, insurance and private banking

Asset management

- CA-AM
- CA-ELS
- CPR AM
- BFT
- CA-IS CT
- CA-IS BANK

Insurance

- PREDICA
- PACIFICA

Private banking

- BGPI

Corporate and investment banking

- Group UI

Proprietary asset management and other activities

- UNIFICA
  UNIMO
  UNIBIENS
- UNI-EDITIONS
- CEDICAM
- FONCARIS
- RUE IMPERIALE

Crédit Agricole Indosuez

Asset management

- CA-IS BANK LUXEMBOURG

Private banking

- CAI LUXEMBOURG
- CAI SUISSE
- CREDIT FONCIER DE MONACO

- CAIC
- CARR FUTURES

Asset management

- CLAM
- EURO EMETTEURS FINANCE

Insurance

- UAF.

Private banking

- CL SUISSE
- CL LUXEMBOURG
- CL MONACO

Corporate and investment banking

- CL GLOBAL BANKING
- CL CAPITAL MARKETS INTERNATIONAL

The summarised financial statements presented below refer to the Crédit Agricole group, that is all the Local Banks, Regional Banks, Crédit Agricole S.A. and their subsidiaries.

Summarised consolidated balance sheet (published figures)

Assets
(in millions of euros)

	31/12/2003
Cash, money market and interbank items	177,418
Customer-related items	370,895
Lease financing	13,263
Securities	93,089
Insurance companies' investments	127,509
Reinsurers' share in technical reserves	416
Fixed assets	17,866
Goodwill	9,983
Other assets and sundry accounts	64,799
Total assets	**875,238**

Liabilities
(in millions of euros)

	31/12/2003
Money market and interbank items	126,873
Customers-related items	366,960
Debts represented by a security	101,332
Insurance companies' technical reserves	123,491
Other liabilities and sundry accounts	85,016
Provisions and subordinated debt	24,348
Fund for general banking risks	4,559
Minority interests	4,049
Shareholders' equity	38,610
Total liabilities and shareholders' equity	**875,238**

Pro forma summarised consolidated income statement

(in millions of euros)	31/12/2003 Pro forma	31/12/2002 Pro forma	31/12/2001 Pro forma
Net banking income	23,886	22,060	22,556
Operating expenses, depreciation and amortisation	(15,592)	(15,277)	(15,470)
Gross operating income	8,294	6,783	7,086
Risk-related costs	(2,007)	(1,359)	(2,031)
Operating income	6,287	5,424	5,055
Share in net income of affiliated companies	219	6	286
Net income (loss) on fixed assets	(101)	(144)	122
Pre-tax ordinary income	6,405	5,286	5,463
Integration-related costs	(513)	-	-
Net exceptional items	(151)	(286)	(117)
Corporate income tax	(1,963)	(1,540)	(1,545)
Goodwill amortisation	(926)	(654)	(653)
Net allocation to the fund for general banking risks	207	(171)	(1,615)
Net income before minority interests	3,059	2,635	1,533
Minority interests	302	130	210
Net income-Group share	2,757	2,505	1,323

Crédit Agricole Regional Banks

At 1 April 2004

ALPES PROVENCE
25, chemin des Trois Cyprès
13700 Aix-en-Provence
Tel.: 33 (0) 4.42.52.77.50
Chairman: Marc Pouzet
Chief Executive: Dominique Millour

ALSACE VOSGES
1, place de la Gare
67000 Strasbourg
Tel.: 33 (0) 3.88.25.42.42
Chairman: Jean-Marie Sander
Chief Executive: Bernard Lolliot

ANJOU MAINE
40, rue Prémartine
72000 Le Mans
Tel.: 33 (0) 2.43.76.33.33
Chairman: Jean-Paul Dutertre
Chief Executive: Bruno de Laage

AQUITAINE
304, boulevard du Président Wilson
33000 Bordeaux
Tel.: 33 (0) 5.56.90.40.40
Chairman: Jean-Pierre Pargade
Chief Executive: Christian Duvillet

ATLANTIQUE VENDÉE
La Garde - Route de Paris
44000 Nantes
Tel.: 33 (0) 2.40.30.55.55
Chairman: Roger Gobin
Chief Executive: Bernard Merlet

BRIE
24, avenue du Maréchal Foch
77100 Meaux
Tel.: 33 (0) 1.60.25.91.23
Chairman: Bruno Clergeot
Chief Executive: Nicolas Renaudin

CALVADOS
15, esplanade Brillaud de Laujardière
14000 Caen
Tel.: 33 (0) 2.31.55.61.11
Chairman: Gérard Durocher
Chief Executive: Marc Deschamps

CENTRE-EST
1, rue Pierre de Truchis de Lays
69400 Champagne-au-Mont-d'Or
Tel.: 33 (0) 4.72.52.80.00
Chairman: Claude Henry
Chief Executive: Jean-Paul Chifflet

CENTRE FRANCE
3, avenue de la Libération
63000 Clermont-Ferrand
Tel.: 33 (0) 4.73.30.57.00
Chairman: Maurice Baquier
Chief Executive: Pierre Bastide

CENTRE LOIRE
8, allée des Collèges
18000 Bourges
Tel.: 33 (0) 2.38.60.20.00
Chairman: François Thibault
Chief Executive: Guy Chateau

CENTRE OUEST
29, boulevard de Vanteaux
87000 Limoges
Tel.: 33 (0) 5.55.05.75.50
Chairman: Bernard Pigé
Chief Executive: Jacques Debet

CHAMPAGNE-BOURGOGNE
269, faubourg Croncels
10000 Troyes
Tel.: 33 (0) 3.25.71.40.00
Chairman: Michel Michaut
Chief Executive: Jean-Michel Ozoux

CHARENTE-MARITIME
DEUX-SÈVRES
12, boulevard Guillet-Maillet
17100 Saintes
Tel.: 33 (0) 5.46.98.50.17
Chairman: Michel Roullin
Chief Executive: Jean-Yves Hocher

CHARENTE-PÉRIGORD
Rue d'Epagnac
16800 Soyaux
Tel.: 33 (0) 5.45.20.45.20
Président : François Jaubert
Chief Executive: François Macé

CORSE
1, avenue Napoléon III
20000 Ajaccio
Tel.: 33 (0) 4.95.29.33.33
Chief Executive: Francis Lamarque

CÔTES-D'ARMOR
La Croix Tual
22440 Ploufragan
Tel.: 33 (0) 2.96.01.32.10
Chairman: Jean-Pierre Morvan
Chief Executive:
Jean-Philippe Neuville

FINISTÈRE
7, route du Loch
29000 Quimper
Tel.: 33 (0) 2.98.76.01.11
Chairman: Jean Le Vourch
Chief Executive: Pierre Kerfriden

FRANCHE-COMTÉ
11, avenue Elisée Cusenier
25000 Besançon
Tel.: 33 (0) 3.81.84.81.84
Chairman: Jean-Louis Delorme
Chief Executive: Pierre Derajinski

GARD
408, chemin du Mas de Cheylon
30000 Nîmes
Tel.: 33 (0) 4.66.29.33.00
Chairman: Dominique Chardon
Chief Executive: Michel Mathieu

GUADELOUPE
Petit Pérou
97139 Abymes
Tel.: 33 (0) 5.90.90.65.65
Chairman: Christian Fléreau
Chief Executive: Denis Mauss

ILLE-ET-VILAINE
45, boulevard de la Liberté
35000 Rennes
Tel.: 33 (0) 2.99.03.35.35
Chairman: Alain David
Chief Executive: Jean Kerouedan

LOIRE HAUTE-LOIRE
94, rue Bergson
42000 Saint-Etienne
Tel.: 33 (0) 4.77.79.55.00
Chairman: Marcel Eymaron
Chief Executive:
Gérard Ouvrier-Buffet

LORRAINE
56-58, avenue André Malraux
57000 Metz
Tel.: 33 (0) 3.83.93.66.11
Chairman: Jacques Chaise
Chief Executive: Eric Pradel

MARTINIQUE
Rue Case Nègre - Place d'Armes
97232 Lamentin
Tel.: 33 (0) 5.96.66.59.39
Chairman: Guy Ranlin
Chief Executive: Pascal Durieux

MIDI
Avenue de Montpelliéret - Maurin
34970 Lattes
Tel.: 33 (0) 4.67.17.80.00
Chairman: Alain Maurel
Chief Executive:
Jean-Claude Pichon

MORBIHAN
Avenue de Kéranguen
56000 Vannes
Tel.: 33 (0) 2.97.01.77.77
Chairman: Alexis Guéhenneux
Chief Executive: Gilles Auvray

NORD DE FRANCE
10, avenue Foch
59000 Lille
Tel.: 33 (0) 3.20.63.70.00
Chairman: Marc Bué
Chief Executive: Alain Diéval

NORD EST
25, rue Libergier
51100 Reims
Tel.: 33 (0) 3.26.83.30.00
Chairman: Luc Demazure
Chief Executive: Bernard Mary

NORMAND
Avenue de Paris
50000 Saint-Lô
Tel.: 33 (0) 2.33.06.61.61
Chairman: Jean Le Brun
Chief Executive: Marc Deschamps

NORMANDIE-SEINE
Chemin de la Bretèque
76230 Bois Guillaume
Tel.: 33 (0) 2.27.76.60.30
Chairman: Philippe Lepicard
Chief Executive: Michel Rallet

OISE
18, rue d'Allonne
60000 Beauvais
Tel.: 33 (0) 3.44.12.60.60
Chairman: Denis Dubois
Chief Executive: Patrick Clavelou

PARIS ET ILE-DE-FRANCE
26, quai de la Rapée
75012 Paris
Tel.: 33 (0) 1.44.73.22.22
Chairman: François Imbault
Chief Executive: Pascal Célérier

PROVENCE CÔTE D'AZUR
Les Négadis - avenue Paul Arène
83300 Draguignan
Tel.: 33 (0) 4.93.14.85.00
Chairman: François Béraudo
Chief Executive: Philippe Brassac

PYRÉNÉES GASCOGNE
11, boulevard
du Président Kennedy
65000 Tarbes
Tel.: 33 (0) 5.59.12.77.77
Chairman: Jean-Claude Rigaud
Chief Executive: Jean Philippe

QUERCY ROUERGUE
53, rue Gustave Larroumet
46000 Cahors
Tel.: 33 (0) 5.65.89.10.00
Chairman: Pierre Bru
Chief Executive: Bernard Lepot

RÈUNION
Parc Jean de Cambiaire
Cité des Lauriers
97400 Saint-Denis
Tel.: 33 (0) 2.62.40.81.81
Chairman: Christian de la Giroday
Chief Executive: Fernand Lemaire

SAVOIE (des)
P.A.E Les Glaisins
4, avenue du Pré Félin
74000 Annecy-le-Vieux
Tel. 33 (0) 4.50.64.71.71
Chairman: René Carron
Chief Executive: Patrick Gallet

SOMME
500, rue Saint-Fuscien
80000 Amiens
Tel.: 33 (0) 3.22.53.33.33
Chairman: Francis Damay
Chief Executive: Serge Camine

SUD ALLIANCE
219, avenue François Verdier
81000 Albi
Tel.: 33 (0) 5.63.68.41.41
Chairman: Jacques Médale
Chief Executive: Bernard Lepot

SUD MEDITERRANÉE
30, rue Pierre Bretonneau
66000 Perpignan
Tel.: 33 (0) 4.68.55.66.66
Chairman: Jules Labadie
Chief Executive: Joël Fradin

SUD RHÔNE ALPES
15-17, rue Paul Claudel
38000 Grenoble
Tel.: 33 (0) 4.76.86.70.70
Chairman: Marius Revol
Chief Executive: Yves Couturier

TOULOUSE ET MIDI TOULOUSAIN
6-7, place Jeanne d'Arc
31000 Toulouse
Tel.: 33 (0) 5.61.26.91.11
Chairman: Gérard Cazals
Chief Executive: Jean-Roger Drouet

TOURAINE ET POITOU
18, rue Salvador Allende
86000 Poitiers
Tel.: 33 (0) 5.49.42.33.33
Chairman: Noël Dupuy
Chief Executive: Christophe Noël

VAL DE FRANCE
1, rue Daniel Boutet
28000 Chartres
Tel.: 33 (0) 2.37.27.30.30
Chairman: Dominique Lefèbvre
Chief Executive: Yves Nanquette

FÉDÉRATION NATIONALE DU CRÉDIT AGRICOLE
48, rue La Boétie - 75008 Paris
Tel.: 33 (0) 1 49 53 43 23
Chairman: Jean-Marie Sander
General Secretary: Yves Couturier
Chief Executive: Jean-Yves Rossi


Our strengths combined
| 2003 financial statements and legal and administrative information

CRÉDIT AGRICOLE S.A.

AMF

Only the French language version of the shelf-registration document has been submitted to the AMF. It is therefore the only version that is binding in law. Credit Agricole S.A.'s shelf-registration document comprises this document, together with the '2003 business review'. In accordance with COB regulation 98-01, this shelf-registration document was registered with the AMF on 4 May 2004 under number R.04-073. It may not be used in support of a financial transaction unless it is accompanied by a transaction note also approved by the AMF. This shelf-registration document has been drafted by the issuer and is the responsibility of its signatories. It was registered following a review of the relevance and consistency of the information provided on the company's financial position. However, this registration does not imply that the accounting and financial items shown have been verified.

Management report

Economic and financial background

2003: a year of two halves

2003 eventually saw a pick-up in growth on both sides of the Atlantic. However, the US was still the only real growth engine for the global economy. The highlights of 2003 were a rebound in the equity markets, a contraction in corporate spreads, an upturn in long rates towards the year-end, and the euro's continued rise against the US dollar.

United States: recovery underway

The US staged a recovery in 2003, with growth outpacing 3%. Household spending was the key driver behind this trend, fuelled by factors such as tax give-aways, remortgaging (in the first half) and car-buying incentives, despite a tough job market. Public-sector expenditure also boosted economic growth, notably through a massive increase in military spending. The corporate sector saw a recovery in profits, driven by faster demand growth, controlled costs (particularly wages) and continually favourable financing terms. Software and hardware spending (i.e. productivity investments) rose sharply in the second half, while infrastructure spending continued to be hit by a persistently weak demand outlook, which did nothing to encourage capacity investments. Lastly, the ongoing decline in the dollar and an upswing in US export demand reduced the trade deficit compared to previous years. During the first half, persistent deflationary fears pushed down long rates, which reached a low of 3.2% in June. However, in the second half, these fears faded and growth picked up, triggering a sharp rebound in the summer and causing the yield curve to steepen. In the foreign exchange markets, the dollar dropped more sharply in the second half (down by an average of 20% against the euro and 7.5% against the yen), partly due to the burden of financing the US current account deficit.

Europe: saved by exports

The second half of 2003 also saw the start of a partial recovery in the euro zone. In the first half, a downturn in domestic demand and a poor export performance plunged three of the top five EU states (Germany, Italy and the Netherlands) into a technical recession. In the second half, exports fuelled a recovery, with faster growth in EU export demand more than offsetting the negative impact of a stronger euro. At the same time, overall investment appeared to stabilise, while consumer spending flagged (due to a weak job market), but did not cave in as deflation provided a temporary boost to purchasing power. However, persistently high oil prices, rising tobacco prices in several countries, and an ongoing hike in food prices kept a lid on this trend, with inflation reaching an average of 2.1% in 2003. In the first quarter, the ECB responded to this persistent economic slump by cutting its rate by 50 basis points to 2.0%, where it held steady for the rest of the year, amid a fragile economic recovery. European long rates generally kept pace with the US trend, bottoming out at 3.5% in June and ending the year at 4.2%. In terms of public finances, the eurozone fiscal deficit continued to deteriorate (estimated at over 3% for 2003).

France: a rough ride

2003 marked the end of the 'French exception' in terms of growth. Until then, the French economy had stood up well to the global recession. Still, the economic growth achieved by France managed to curb any damage. This growth was driven by consumer spending, against the backdrop of a resilient job market. However, French businesses were hit by increasingly precarious financial conditions in a generally sluggish climate. Consequently, they had to step up their adjustments at the start of the year, particularly through job cuts. Consumer spending, the ultimate growth driver, suffered as a result. Only residential property investment (an alternative to financial investments) held up well, stimulated by very low interest rates. Like the rest of the eurozone, the second half was saved by a pick-up in exports and a sudden upswing in consumer spending. Overall growth amounted to just 0.2% in 2003, compared to 1.2% in 2002. 2003 was also a year of two halves as regards households' financial behaviour. The slump in the financial markets at the beginning of the year heightened risk aversion once again. This was reflected by a marked preference for liquid savings (passbook accounts), as in 2002, while life insurance continued to draw in the bulk of savings. However, after the interest rate cut on 1 August and the equity market rebound, long-term investments (equities and mutual funds) started to perk up slightly in the second half.

Crédit Agricole S.A. group financial review

Consolidation changes

The scope of consolidation as at 31 December 2003 comprised 330 subsidiaries and holdings (compared to 310 at 31 December 2002).

The main change in 2003 was the addition of Crédit Lyonnais to the Crédit Agricole S.A. Group. This followed the success of the takeover bid for Crédit Lyonnais (public cash and exchange offer in June, followed by a public buyout offer and subsequent compulsory buyout procedure in July). As a result of these offers, Crédit Agricole S.A. owns a 94.82% stake in Crédit Lyonnais, which is consolidated directly by the

Group in the 2003 financial statements.

The following companies were also added to the Crédit Agricole S.A. Group's scope of consolidation:

- Finaref Group (20 subsidiaries), which has been fully consolidated since Crédit Agricole S.A. acquired a 75.5% stake in the company (61% in February 2003 and 14.5% in December 2003).
- IntesaBci Bank (Suisse), acquired in early 2003 and merged with Crédit Agricole Indosuez Suisse S.A. in September.
- S.A. Crédit Agricole Belgique, which has been accounted for by the equity method since Crédit Agricole S.A. and the Regional Banks of Crédit Agricole Nord de France and Nord-Est jointly acquired a 50% stake in the company in the third quarter of 2003.

In addition, Sofinco raised its interest in Credibom (consumer credit company based in Portugal) to 85% by acquiring an additional 45% stake from Banco Espirito Santo. Credibom was previously accounted for by the equity method, but has been fully consolidated since September 2003.

Other changes in the scope of consolidation had no material impact on the 2003 financial statements.

Changes in accounting principles and methods

The main changes in accounting methods with respect to the previous year are as follows:

- Since 1 January 2003, Crédit Agricole S.A. has applied the benchmark treatment for bond issue expenses as set out in paragraph 300 of regulation 99-07 of the Comité de la Réglementation Comptable (CRC – French accounting regulations committee) dated 24 November 1999, which requires their deferral over the life of the securities issued (see Note 2.1.5 to the published financial statements).
- As of 1 January 2003, Crédit Agricole S.A. has applied CRC regulation 2002-03 of 12 December 2002 on the accounting treatment of credit risk by companies governed by the Comité de la Réglementation Bancaire and Financière (CRBF – French banking and financial regulations committee), along with the various statements and opinions issued by the CNC's *Comité d'Urgence* (urgent issues task force) (see Note 2.1.1 to the published financial statements).
- In addition, Crédit Agricole S.A. has decided not to opt for early application of CRC Regulation 2002-10 of 12 December 2002 on asset depreciation and impairment. However, under the transitional measures provided for in this regulation, which are set out in detail in regulation CRC 2003-7, the Group applies component accounting for all its tangible fixed assets. However, the Group's insurance subsidiaries have opted to take provisions for major repairs during the transitional period, pending harmonisation of the position in this respect (see Note 2.1.11 to the published financial statements).

These changes in accounting methods and their impact on the financial statements are described in Note 2.1 to the financial statements ('Accounting policies and consolidation methods – Accounting rules applicable to both parent company and consolidated accounts').

Preparation of financial statements following the Crédit Lyonnais acquisition

Increase in Crédit Lyonnais stake held by Crédit Agricole S.A.

- 10.3% as at 31 December 2001,
- 17.8% as at 31 December 2002 and up to 19 June 2003 (closing date of the Combined Public Cash and Exchange Offer for Crédit Lyonnais),
- 92.55% from 19 June to 16 July 2003 (launch of the public buyout offer),
- 94.82% from 4 August 2003 (closing date of the compulsory buyout procedure).

Consolidation of Crédit Lyonnais in the 2003 published financial statements

Due to the very short time period (12 days) between the date when Crédit Agricole acquired control of Crédit Lyonnais (19 June 2003) and the end of the first half of the financial year, Crédit Lyonnais' earnings were accounted for by the equity method during the first half of 2003 at 24.96% (Crédit Agricole S.A.'s weighted average ownership interest over the period). The balance sheet was fully consolidated as at 30 June 2003. During the entire second half of 2003, Crédit Lyonnais was fully consolidated at 94.82% (as a result of the compulsory buyout procedure, which increased the Group's stake in Crédit Lyonnais).

Preparation of pro forma financial statements

Due to the significant changes to the scope of consolidation following the Crédit Lyonnais acquisition, pro forma financial statements have been prepared for the past three years, so that the results of the new Group (including Crédit Lyonnais) can be compared over this period.

The pro forma financial statements have been drawn up to reflect assets, liabilities and results as if Crédit Agricole S.A. had acquired 92.55% of Crédit Lyonnais on 1 January 2001. Consequently, Crédit Lyonnais is fully and retroactively consolidated at 92.55% in the pro forma financial statements for 2001, 2002 and the first half of 2003.

These pro forma financial statements do not take into account any other consolidation changes in 2003, such as the Finaref acquisition (for technical reasons arising from the material changes in the Finaref group's equity interests and scope of consolidation during 2002). The scope of consolidation includes the subsidiaries and equity interests consolidated by Crédit Agricole S.A. and Crédit Lyonnais S.A. at each year-end. In addition, 2001 pro forma results are based on the published **2001 pro forma results** as at 31 December 2002, which reflect the full-year impact of the Group's reorganisation prior to Crédit Agricole S.A.'s flotation.

As a general rule, the accounting principles and methods used to prepare the pro forma consolidated financial statements are identical to those used to prepare the published consolidated financial statements at each year-end. Any changes in accounting principles are applied in the pro forma financial statements on the same dates as in the published financial statements.

See the notes to the pro forma financial statements: 'Rules governing the preparation of pro forma consolidated financial statements for the Credit Agricole S.A. group'.

The following table shows how Crédit Agricole S.A.'s pro forma income statement has been derived from the individual income statements for Crédit Lyonnais and Crédit Agricole S.A.

Preparation of Crédit Agricole S.A. pro forma income statement based on Crédit Agricole S.A. and Crédit Lyonnais individual income statements

(In millions of euros)

Income statement for the year ended 31 December 2003	CA S.A. consolidated results	Impact of Crédit Lyonnais incl. integration-related costs [(a)]	CA S.A. consolidated results excluding Crédit Lyonnais	Crédit Lyonnais contribution to consolidated results	Impact of Crédit Lyonnais' consolidation, including integration-related costs	Pro forma results for Crédit Agricole S.A. group
Net banking income	9,351	(3,320)	6,031	7,136	(446)[(b)]	12,721
Operating expenses	(6,496)	2,404	(4,092)	(4,799)	2[(c)]	(8,889)
Gross operating income	**2,855**	**(916)**	**1,939**	**2,337**	**(444)**	**3,832**
Risk-related costs	(839)	239	(600)	(521)		(1,121)
Income from equity affiliates	986	(136)	850	6		856
Net income on fixed assets	(17)	(3)	(20)	(29)		(49)
Pre-tax ordinary income	**2,985**	**(816)**	**2,169**	**1,793**	**(444)**	**3,518**
CA-CL integration-related costs	(513)	513	0		(513)[(d)]	(513)
Extraordinary items	9	(35)	(26)	5		(21)
Corporate income tax	(567)	97	(470)	(562)	310[(e)]	(722)
Net allocation to FGBR	131	0	131			131
Net income before goodwill amortisation	**2,045**	**(241)**	**1,804**	**1,236**	**(647)**	**2,393**
Goodwill amortisation	(759)	195	(564)	(45)	(291)[(f)]	(900)
Net income	**1,286**	**(46)**	**1,240**	**1,191**	**(938)**	**1,493**
Minority interests	260	(66)	194	90	69[(g)]	353
Net income-Group share	**1,026**	**20**	**1,046**	**1,101**	**(1,007)**	**1,140**

(a) Step 1: we strip out the impact of Crédit Lyonnais (including integration-related costs) on Crédit Agricole S.A.'s consolidated results to produce a consolidated income statement for Crédit Agricole S.A. excluding Crédit Lyonnais.
Step 2: we then add back the impact of acquiring and consolidating Crédit Lyonnais.
(b) Calculation of overall financing cost as of 1 January 2003.
(c) Cancellation of Crédit Lyonnais depreciation charges for fixed assets eliminated from Crédit Agricole S.A.'s consolidation.
(d) Inclusion of integration-related costs.
(e) Tax impact of financing costs and integration-related costs.
(f) Inclusion of goodwill amortisation charge calculated for Crédit Lyonnais acquisition.
(g) Minority interests and cost of preference shares.

The following review of Crédit Agricole S.A.'s consolidated income statements is based on these pro forma figures. However, our analysis of the Group's consolidated balance sheet is based on published data.

Crédit Agricole S.A. consolidated income statements

Summary pro forma consolidated income statement

(in millions of euros)	31/12/2001 pro forma	31/12/2002 pro forma	31/12/2003 pro forma	2003/2002 % change pro forma
Net banking income	**12,608**	**11,659**	**12,721**	**+9.1%**
Operating expenses	(9,120)	(8,700)	(8,889)	+2.2%
Gross operating income	**3,488**	**2,959**	**3,832**	**+29.5%**
Risk-related costs	(1,049)	(770)	(1,121)	+45.6%
Income from equity affiliates	707	474	856	+80.6%
Net income on fixed assets	31	(124)	(49)	-60.5%
Pre-tax ordinary income	**3,177**	**2,539**	**3,518**	**+38.6%**
CA-CL integration-related costs	-	-	(513)	-
Extraordinary items	332	(166)	(21)	-87.3%
Corporate income tax	(975)	(428)	(722)	+68.7%
Net allocation to FGBR	(44)	98	131	+33.7%
Goodwill amortisation	(628)	(622)	(900)	+44.7%
Net income	**1,862**	**1,421**	**1,493**	**+5.1%**
Minority interests	253	175	353	x2
Net income-Group share	**1,609**	**1,246**	**1,140**	**-8.5%**
Net income-Group share before CA-CL integration-related costs	**1,609**	**1,246**	**1,501**	**+20.5%**
Net income-Group share before goodwill amortisation and CA-CL integration-related costs	**2,237**	**1,868**	**2,401**	**+28.5%**

The two key highlights of 2003 were:

- The **Finaref acquisition**, which was completed in accordance with the agreements signed in December 2002. Finaref became part of the Crédit Agricole S.A. group in February, following the purchase of a 61% stake in the company from the retail group Pinault-Printemps-Redoute (PPR). A second phase of this acquisition occurred in December 2003 when the Group increased its holding in Finaref by 14.5%. This deal has strengthened Crédit Agricole S.A.'s position in consumer credit and private-branded payment cards. Finaref's integration process within the Group was completed very rapidly. Crédit Agricole S.A. acquired a further 14.5% stake in the first quarter of 2004, raising its total stake to 90%, while PPR will hold onto its 10% interest.
- The **Crédit Lyonnais acquisition**, following the success of the public offers launched by Crédit Agricole S.A. The tie-up process was launched in early September 2003 with a view to planning the integration of the two banks' business lines and subsidiaries. The implementation phase for this project has already begun and the bulk of the integration process should be completed in 2004.

Crédit Agricole S.A.'s net income-Group share came to €1.026 billion in 2003. Before goodwill amortisation and integration-related costs for the Crédit Agricole S.A.-Crédit Lyonnais tie-up, net income-Group share was € 2.146 billion, up 59%.

In the pro forma financial statements, net income-Group share amounted to € 1.140 billion. Before goodwill amortisation and net integration-related costs for the Crédit Agricole S.A.-Crédit Lyonnais tie-up, pro forma net income - Group share was € 2.401 billion, rising by 28.5%.

Unless otherwise stated, the following review of Crédit Agricole S.A.'s consolidated results is based on **pro forma data.**

Gross operating income (GOI) totalled € 3.8 billion, up 29.5% compared to 2002. This growth partly reflects the additions to the scope of consolidation (mainly Finaref, which contributed € 287 million). Excluding these consolidation changes, GOI rose by 19.8%, driven by the Group's organic growth (+€ 849 million). However, currencies had a negative effect of € 76 million (mainly due to the euro's appreciation against the key currencies), while the impact of the stock market slump on equity portfolios depressed GOI by € 187 million.

This overall GOI performance was based on:

- A 9.1% rise in **net banking income** to € 12.7 billion, or a 5.8% increase excluding changes to the scope of consolidation (mainly Finaref, which had a € 586 million impact) and at constant exchange rates (currencies had a negative impact of € 202 million). This growth reflects: i) a significant increase in revenues from the corporate and investment banking business; ii) robust performances in insurance and asset management (strong mutual fund inflows); iii) sharp growth in the consumer credit business; and iv) a strong commercial drive in the Crédit Lyonnais retail banking network.
  Conversely, net banking income in 'Proprietary asset management and other activities' was hit by: i) the impact of the stock market slump on equity portfolios (€ 187 million decline); ii) a lower contribution from fixed-income portfolios; and iii) financing costs for the acquisitions made by Crédit Agricole S.A. (Finaref and, above all, Crédit Lyonnais).
- Controlled **operating expenses**, which posted a moderate increase of 2.2% to € 8.9 billion, but were actually down 1.3% excluding changes to the scope of consolidation (mainly Finaref). The main factors behind this improvement were exchange rates (€ 126 million impact) and reduced personnel expenses, principally due to the halt in recruitment by Crédit Agricole S.A. and Crédit Lyonnais since the beginning of the year. These operating expenses also reflect the initial synergy gains from the tie-up between Crédit Agricole S.A. and Crédit Lyonnais (around € 40 million in 2003).

As a result, the **cost/income ratio** improved sharply by 4.7 percentage points from 74.6% in 2002 to 69.9% in 2003.

Risk-related costs amounted to € 1.121 billion, rising by € 351 million compared to 2002. The integration of Finaref had a € 128 million negative impact on net provisions. Furthermore, various provisions were written back in 2002 (over € 100 million for the sale of the Group's equity interest in Bradesco in Brazil), offsetting the losses booked against 'Net income on fixed assets'. The Group also stepped up its provisions for risk exposure in the Crédit Lyonnais network, particularly in the SME segment.

Doubtful loans totalled € 9.5 billion, amounting to 5.7% of gross customer loans outstanding, compared to 5.6% in 2002. Coverage of these loans by provisions stood at 63.1%.

Moreover, general provisions and the Fund for General Banking Risks (FGBR) came to a total of € 2.6 billion at end-2003 versus € 2.7 billion in the 2002 pro forma financial statements. These provisions break down as follows: i) € 1.4 billion in provisions under liabilities to cover sector risks and other loan loss provisions (€ 242 million in general US provisions, € 274 million in provisions for large European corporates, and € 112 million for retail banking and specialised financial services); ii) € 753 million in country-risk provisions; iii) € 882 million for the FGBR (home purchase savings schemes); and iv) € 1.1 billion for other FGBR items (including € 615 million for the Fund for Liquidity and Solvency Banking Risks).

The **contribution from equity affiliates** rose from € 474 million in 2002 to € 856 million in 2003. This steep increase was due to: i) a 35.8% rise in the contribution from the Regional Banks, from € 464 million in 2002 to € 630 million in 2003 (including the positive effect of dividend payments from the Regional Banks, which had their first full-year impact); and ii) an improved contribution from Banca Intesa (earnings up € 170 million in 2003 versus 2002).

The **net loss on fixed assets** was € 49 million in 2003, compared to a loss of € 124 million in 2002. The Group realised lower net capital losses and reduced its provisions for investments in unconsolidated subsidiaries and affiliates.

Pre-tax ordinary income amounted to € 3.5 billion, up 38.6% year-on-year, or 31.2% excluding Finaref's addition to the scope of consolidation.

The **Fund for General Banking Risks** recorded a net allocation of € 131 million, mainly due to the home purchase savings provision, resulting from the gap between the market rates anticipated four years ago (for savings accounts) and six years ago (for savings schemes), and current funding rates for home purchase loans.

After factoring in € 21 million of extraordinary charges and € 722 million in corporate income tax, **net income - Group share**, before goodwill amortisation and integration-related costs for the Crédit Agricole S.A.-Crédit Lyonnais tie-up, came to € 2.401 billion, up 28.5%.

ROE (Return on Equity – i.e. the ratio of consolidated net income before goodwill amortisation and integration-related costs, to average shareholders' equity after appropriation of income for the year) amounted to 10.6% in 2003. ROE based on capital allocated to the Group's business lines stood at 14.8%.

Gross integration-related costs for the Crédit Agricole S.A.-Crédit Lyonnais tie-up (either incurred in 2003 or estimated as provisions) totalled € 513 million (or € 361 million after tax) in the 2003 income statement. In addition, € 532 million in expenses were borne by Crédit Lyonnais and added to goodwill. These combined expenses covered: i) the cost of implementing synergies (€ 906 million), e.g. support measures for job mobility, streamlining of premises and IS costs; and ii) other integration-related expenses (mainly advisory bank fees).

Goodwill amortisation increased by € 278 million (or 44.7%) due to additional investments made in 2003 (mainly Finaref, including Ellos, but also IntesaBCI Bank (Suisse), EFL, Lukas Bank and Credibom) and a fair value adjustment to the Group's holding in Rue Impériale.

Review of results by business line

Overview of the Group's business lines

The income statements of the new Crédit Agricole S.A. Group are broken down by business line, according to the naming conventions introduced in December 2002 when Crédit Agricole S.A. unveiled its tie-up project with Crédit Lyonnais. These names also appear in the COB document *('Note d'information')* relating to the public offer and dated 25 March 2003.

Crédit Agricole S.A.'s activities are now organised into six business lines, compared to four previously:

- French retail banking – Regional Banks
- French retail banking – Crédit Lyonnais network
- Specialised financial services
- Asset management, insurance and private banking
- Corporate and investment banking
- International retail banking

The Group also has a 'Proprietary asset management and other activities' business line.

In addition to the Crédit Lyonnais network, which is a separate business in its own right, the Group has also set up a new business line encompassing its specialised financial services.

French retail banking – Regional Banks

This business line comprises the Regional Banks and their subsidiaries. Crédit Agricole S.A. owns a 25% stake in these Regional Banks, which are accounted for by the equity method.

French retail banking – Crédit Lyonnais network

This business line covers the activities of the Crédit Lyonnais network in France (individual customers, professionals and SMEs), together with Crédit Lyonnais' private banking operations in France.

Specialised financial services

This business line covers activities that offer banking products and services to individual customers, professionals, businesses and local authorities in France and internationally, namely:

- consumer credit through Sofinco, Finaref and Finalion in France, and through subsidiaries or partnerships outside France (e.g. Lukas and Agos Itafinco);
- specialised financing to businesses, such as factoring (Transfact and Eurofactor) and leasing (mainly Ucabail, Lixxbail, Slibail and EFL).

Asset management, insurance and private banking

This business line encompasses:

- asset management (mutual funds and managed accounts), chiefly through Crédit Agricole Asset Management, Crédit Lyonnais Asset Management, CPR AM, BFT, CA-ELS and Crédit Lyonnais Epargne Entreprise;
- subsidiaries providing financial and securities services to institutional customers (CA Investor Services Corporate Trust, CA Investor Services Bank, CA Investor Services Fastnet, Crédit Agricole S.A. custody services and CAI financial services);
- life, accident and health insurance (Predica and UAF);
- property and casualty insurance (Pacifica, Finaref and Médicale de France); private banking, mainly through Banque de Gestion Privée Indosuez (BGPI), subsidiaries of Crédit Agricole Indosuez (e.g. CAI Suisse S.A., CA Indosuez Luxembourg S.A. and Crédit Foncier de Monaco) and foreign subsidiaries of Crédit Lyonnais (e.g. Crédit Lyonnais Suisse S.A.).

Corporate and investment banking

This business line mainly covers the corporate and investment banking operations of Crédit Agricole Indosuez and Crédit Lyonnais. It divides into two broad categories. Firstly, capital markets and investment banking, comprising primary and secondary equity activities, brokerage and equity derivatives (CAI Cheuvreux, Crédit Lyonnais Corporate & Investment Banking), foreign exchange and debt market instruments trading (money and bond markets, derivatives and structured products), mergers and acquisitions, and the private equity activities run by the UI Group (UI, IDIA Participations and Sofipar) and Crédit Lyonnais.

Secondly, the financing business, comprising asset financing and banking activities carried out by CAI and Crédit Lyonnais Corporate & Investment Banking; the structured financing activities managed by CAL FP; and CAI's 'work-out' business.

International retail banking

This business line encompasses:

- foreign subsidiaries (both fully-consolidated and equity-accounted) whose main business is retail banking outside France. Most are located in Europe (Banca Intesa Spa in Italy, Banco Espirito Santo in Portugal, Bankoa in Spain and Crédit Agricole Belge in Belgium), the Middle East (e.g. Banque Saudi Fransi and Banque Libano-Française SAL) and Africa (e.g. Crédit du Maroc, Union Gabonaise de Banque and Crédit Lyonnais Cameroun);

- the earnings of Crédit Agricole S.A.'s unconsolidated banking affiliates engaged in this business (e.g. Commercial Bank of Greece).

The Group's foreign consumer credit and leasing subsidiaries (part of Sofinco and Ucabail, Lukas and EFL in Poland, etc), which were previously consolidated under this business line, have been reassigned to the specialised financial services business line from 2003 (and retroactively).

Proprietary asset management and other activities

This business segment mainly covers Crédit Agricole S.A.'s role as the Group's central body, asset and liability management (in particular Crédit Agricole S.A.'s margin on interest-rate risk matching) and debt management relating to acquisitions of subsidiaries and equity interests.

It also comprises the earnings of various other Crédit Agricole S.A. group companies (including Uni-Editions, logistics units and the real estate companies that manage premises used by more than one business line), together with dividends or other revenues and expenses of Crédit Agricole S.A. relating to equity investments and other unconsolidated subsidiaries and affiliates (apart from international retail banking). Finally, net income on financial and other non-current assets (net allowances/provisions, mainly on the equity investment portfolio, and capital gains or losses on disposals of equity investments) are allocated to this item, together with general provisions not allocated to any specific activity within a given business line.

This business line also comprises the net impact of tax consolidation between Crédit Agricole S.A. and Crédit Lyonnais.

Rules for allocating capital

The Crédit Agricole S.A. group allocated capital in accordance with the relevant prudential rules applicable to banks and insurance companies.

Depending on the business, allocated capital amounts to 6% of weighted exposure (as defined for the international solvency ratio), 50% of the market value of securities held, 100% of the book value capital, or 100% of the solvency margin (see the allocation method for each business line below). The resulting capital requirement is then increased by 50% of the book value of companies accounted for by the equity method and the Group's unconsolidated affiliates. However, to calculate the capital allocated to the Regional Banks (French retail banking business), these rules are applied to 25% of their risk-weighted assets, for the sake of transparency.

Any surplus or shortfall of book shareholders' equity relative to capital allocated by business line (including 'Proprietary asset management and other activities') is subject to differential remuneration (or rebilling) equal to the remuneration of equity less its risk-free replacement income.

Allocation of capital by business line

The method used to allocated capital by business line until 2002 has undergone a few changes (in accordance with the presentation of the Crédit Agricole S.A.-Crédit Lyonnais tie-up project on 16 December 2002).

Allocated capital amounts to:

- 6% of risk-weighted assets for the French retail banking business, i.e. the Crédit Lyonnais network and the Regional Banks (25% of the latter's exposure covered).
- 6% of risk-weighted assets for specialised financial services.
- 6% of risk-weighted assets (in financing and capital market activities) for the corporate and investment banking business and 50% of the market value of securities held by the entities involved in equity investing activities.
- For asset management and private banking, allocated capital represents the higher of: (a) the capital adequacy requirement based on 6% of weighted exposure, and (b) three months of operating expenses.
- For the insurance business, allocated capital reflects the statutory requirements specific to this activity (i.e. 100% of the solvency margin).
- For international retail banking, the capital requirement amounts to 6% of risk-weighted assets plus 50% of the value of companies accounted for by the equity method and equity investments in financial institutions outside France.
- For proprietary asset management and other activities, 6% of risk-weighted assets (in financing and capital market activities) and 50% of the market value of securities held by entities involved in equity investing activities. For other non-banking entities (e.g. closed real estate companies and logistics ventures), allocated capital is based on book value capital.

Risk-weighted assets applied for capital allocation purposes

The risk-weighted assets shown below have been recalculated for 2002 to reflect the impact of Crédit Lyonnais and the new calculation method adopted in 2003.

(in billions of euros)	31/12/02	31/12/03
French retail banking	**80.1**	**83.5**
Regional Banks	46.8	48.5
Crédit Lyonnais network	33.3	35.0
Specialised financial services	**22.7**	**28.1**
Asset management, insurance and private banking	**11.1**	**12.0**
Corporate and investment banking	**140.0**	**133.0**
International retail banking	**2.7**	**4.3(*)**

(*) 2003 figures include the risk-weighted assets of CAI's international retail banking subsidiaries.

Allocated capital by business line

2002 allocated capital has been readjusted to reflect the impact of Crédit Lyonnais and the new calculation method adopted in 2003.

Allocated capital is calculated before net income and goodwill amortisation.

(in billions of euros)	31/12/02	31/12/03
French retail banking	**5.0**	**5.1**
Regional Banks	2.9	3.0
Crédit Lyonnais network	2.1	2.1
Specialised financial services	**1.4**	**1.7**
Asset management, insurance and private banking	**4.7**	**5.1**
Corporate and investment banking	**8.4**	**8.0**
Investment banking	3.0	3.0
Financing activities	5.4	5.0
International retail banking	**2.3**	**2.6**

(as a % of total)	31/12/02	31/12/03
French retail banking	22.9%	22.7%
Specialised financial services	6.4%	7.6%
Asset management, insurance and private banking	21.6%	22.7%
Corporate and investment banking	38.5%	35.5%
International retail banking	10.6%	11.5%
Capital allocated to business lines	**100%**	**100%**

For each business line, ROE is calculated by dividing the corresponding net income (before goodwill amortisation and integration-related costs for the Crédit Agricole S.A.-Crédit Lyonnais tie-up and after rebilling any equity surplus/deficit) by the amount of capital allocated to the business line as at the year-end.

Review of results by business line

Crédit Agricole S.A.'s consolidated results are reviewed below by business line, according to the conventions described earlier (see 'Overview of the Group's business lines' and 'Rules for allocating capital' above). Following the integration of Crédit Lyonnais, the scope of each business line has undergone various changes. As a result, the 2002 results for these business lines have been retroactively adjusted for the sake of comparability.

All business lines achieved excellent business levels and maintained tight control over their operating expenses, as reflected by the improvement in cost/income ratios and profitability.

Pro forma contribution of each business line to net income before goodwill amortisation and integration-related costs

(in millions of euros)	31/12/02	31/12/03
French retail banking - Regional Banks	464	589
French retail banking - Crédit Lyonnais network	528	501
Specialised financial services	192	371
Corporate and investment banking	503	782
Asset management, insurance and private banking	688	870
International retail banking	(57)	223
Proprietary asset management and other activities	(275)	(582)
Total net income (before goodwill amortisation and integration-related costs)	**2,043**	**2,754**

1 • French retail banking - Regional Banks

Net income from the French retail banking business (Regional Banks) rose by a further 26.9% to € 589 million, contributing 22% of the Group's pro forma net income. This sharp increase was driven by the Regional Banks' continued growth momentum and a steady improvement in key operating metrics.

Note that Crédit Agricole S.A.'s earnings include only 25% of the Regional Banks' results. These Regional Banks are accounted for by the equity method, which means that their impact on consolidated figures is visible solely in 'Income from equity affiliates'.

French retail banking - Regional Banks

(in millions of euros)	2002	2003	% change 2003/2002
Income from equity affiliates	464	630	+35.8%
Pre-tax ordinary income	**464**	**630**	**+35.8%**
Corporate income tax	-	(41)*	nm
Net income before goodwill amortisation	**464**	**589**	**+26.9%**
ROE (as a % of allocated capital)		**17.9 %**	

* Dividends from CCI and CCA are not eligible for parent company/subsidiary tax rules.

The 43 equity-accounted Regional Banks recorded strong growth in business volumes, which increased net banking income by 7% to € 11 billion.

On- and off-balance sheet customer deposits outstanding (excluding securities and bonds) were up 7.0% in 2003 (versus 3.2% the previous year), rising by € 23 billion to € 350.2 billion.

Households continued to opt for short-term investments due to the turmoil on the financial markets in recent years. In this environment, life insurance continued to be the most popular investment choice for French households. Predica and BGPI life insurance products distributed by the Regional Banks posted a 10.4% increase to € 89.1 billion.

Bank deposits also recorded a sharper increase of 4.9% in 2003, compared to 1.7% in 2002. This growth was driven by liquid and short-term savings. Despite their lower rate of interest since 1 August 2003, home purchase savings schemes held up well (+5.8%) while passbook accounts (CSL, LEP and CODEVI) saw a 13.8% increase, attracting 100% of new deposits. Sight deposits saw a further increase of 5.3% to € 60.7 billion. Meanwhile, unattractively low interest rates depressed volumes in term accounts and certificates by a further 15.7% and oustandings on 'PEP' popular savings plans continued to decline, but at a slower pace (down 5.4% in 2003 versus 10.7% in 2002) as contracts reached maturity.

After the interest rate cut in mid-2003 and the equity market rebound, the asset management business enjoyed renewed growth in the second half of the year. Amounts outstanding in mutual funds distributed by the Regional Banks were up 12.7% to € 37.8 billion in 2003 (after a 3.7% decline in 2002).

Lending was particularly buoyant in 2003. New medium- and long-term lending reached a new record of € 42.1 billion, rising by 17.2% compared to 2002. Growth in all market segments accelerated in the second half of 2003 (up 30% compared to the first half).

The Regional Banks had € 223.3 billion of gross loans outstanding at end-2003, giving a year-on-year increase of 7.1% and outperforming the market (up 4.8% according to the Banque de France). All lending categories recorded growth, with demand from local authorities rising particularly sharply and demand from households remaining strong. Mortgage loans saw a robust increase, driven by low interest rates and a more investor-friendly regulatory environment (notably the Robien tax incentives).

Regional Banks: loans outstanding

(gross outstandings)	31 Dec 2003 (in billions of euros)	% change 2003/2002
Home purchase	103.7	+10.1%
Farming sector	27.2	+1.6%
Businesses and professionals	54.9	+3.5%
Consumer credit	14.1	+3.9%
Local government	19.7	+13.4%
Other	3.7	+7.3%
Total loans outstanding	**223.3**	**+7.1%**

The Regional Banks continued to increase their **penetration** rate for products and services to customers, reaching 7.42 products placed per demand account at end-2003 versus 7.40 at end-2002, mainly driven by successful cross-selling to holders of deposit accounts and insurance policies.

Fee income from customers was up 7.4% to € 3.7 billion, accounting for 36.5% of net banking income from customer accounts. This growth was mainly driven by commissions and fees on insurance (up 9.8%), services, other banking transactions (up 9%), accounts management and payment instruments (up 6.3%).

The Regional Banks managed to contain their operating expenses (up 1.8%), as reflected by a further strong improvement in their **cost/income ratio** from 62.7% in 2002 to 59.7% in 2003.

As a result, **gross operating income** for the Regional Banks grew sharply by 15%.

Risk-related costs for the Regional Banks increased to € 851 million but remained under control. Net provisions increased by € 315 million and were strongly impacted by amounts reallocated from the Fund for General Banking Risks (FGBR) as the Group prepared to implement IFRS standards (reversals from the FGBR and net allocations to risk-related costs). As a result, the FGBR shows a net reversal of € 82 million compared to a net allocation of € 271 million in 2002.

Due to these factors, the cost of credit risk (including general loan provisions) increased slightly to 31 basis points in 2003, compared to 28 basis points in 2002. Doubtful loans as a percentage of total loans outstanding decreased to 3.9% versus 4.1% in 2002, while coverage of these loans by provisions edged up to 68.9%.

As a result, the aggregate net income of the 43 Regional Banks, equity-accounted at 25%, showed a 14.6% increase on 2002 to € 2.5 billion. The Regional Banks' **overall contribution to Crédit Agricole S.A.**'s consolidated net income rose from € 464 million in 2002 to € 630 million in 2003, up 35.8% (or 26.9% after tax on dividends received from the Regional Banks). This contribution includes the positive impact of the first full-year dividend payments received by Crédit Agricole S.A. (around € 80 million). ROE for this business line was 17.9%.

2 • French retail banking – Crédit lyonnais

French retail banking • Crédit Lyonnais network

(in millions of euros)	2002	2003	% change 2003/2002
Net banking income	**3,198**	**3,312**	**+3.6%**
Operating expenses and depreciation	(2,354)	(2,409)	+2.3%
Gross operating income	**844**	**903**	**+7.0%**
Risk-related costs	(71)	(157)	x2.2
Pre-tax ordinary income	**773**	**746**	**-3.5%**
Extraordinary items and tax	(245)	(245)	-
Net income before goodwill amortisation	**528**	**501**	**-5.1%**
ROE (as a % of allocated capital)		23.5%	

The Crédit Lyonnais network also enjoyed robust growth in 2003, particularly in the individual and professional customer segments.

Net banking income totalled €3.3 billion, up 3.6% year-on-year (or 4.5% in the individual and professional segments alone). This growth was driven by strong commercial impetus and a customer win-back strategy that started to pay off (322,000 deposit accounts opened by individual customers during the year).

Loans outstanding totalled €44.8 billion at end-December 2003, rising by 8.6% year-on-year. This growth was mainly fuelled by the increase in mortgage lending (+14.6%) and consumer credit (+9.4%). However, the deliberate policy of reducing loan exposure to SMEs led to a 5.3% decline in loans outstanding in this customer segment.

Deposit taking increased by 3.6% to €48.9 billion, bolstered by the success of passbook accounts (+19%) and home finance savings schemes (+4%), as well as a resilient performance by sight deposits (up 4% overall), especially in the individual and professional segments alone (up 5.4%). Conversely, 'PEP' popular savings plans and term accounts/certificates registered a sharp decline (down 17% and 17.1% respectively), exacerbated by low interest rates.

Due to a poor stock market performance up to the second quarter of 2003, **securities and mutual fund investments** were up just 2.7% versus 2002 (after a 15% decline the previous year), reaching €31.9 billion. The **life insurance** business put in a strong performance (up 9.6% to €27.3 billion). Overall, on- and off-balance sheet customer funds outstanding were up 4.8% year-on-year to €108.1 billion.

Net banking income was boosted by fee income, which grew by 3.9%. The increase in commitment and set-up fees (up 9.6%) and commissions on account management and services (up 4.9%) offset the impact of adverse stock market conditions on brokerage fees, which rose by just 2.8%. As a result, fee income made a slightly higher contribution to overall net banking income in 2003 (46.3%), after a strong 47.7% increase in the fourth quarter, driven by an upturn in brokerage fees.

The net interest margin increased by 3.3% overall and 3.5% in the individual and professional segments alone.

Operating expenses for the Crédit Lyonnais network rose by 2.3% to €2.4 billion. Excluding provisions for employee incentives and profit sharing, this increase amounted to just 1.4%, mainly due to one-off costs (branch openings and renovations, expansion of multi-channel platforms, etc.). As a result, **gross operating income** improved to €903 million, showing a 7.0% increase on 2002, while the cost/income ratio fell from 73.6% in 2002 to 72.7% in 2003.

Risk-related costs for the Crédit Lyonnais network grew sharply in the first half, mainly due to a small number of specific SME exposures, but moved back towards normal levels in the second half. Over the full year, the ratio of risk-related costs to risk-weighted assets amounted to 45 basis points.

Overall, **net income before goodwill amortisation** was down 5.1% to €501 million, giving an ROE of 23.5%.

3 • Specialised financial services

The Specialised financial services business expanded in 2003, owing to the addition of Finaref, which has been fully consolidated since 1 January 2003. Furthermore, Credibom, which was previously accounted for by the equity method at 40%, has been fully consolidated since the third quarter of 2003. As a result, the key income statement aggregates have been recalculated on a comparable consolidation basis, i.e. excluding the impact of these two companies (as indicated in the following table *).

This business line generated € 371 million in net income before goodwill amortisation and integration-related costs, up 93.2% from 2002, or 26% on a comparable consolidation basis.

Specialised financial services

(in millions of euros)	2002	2003	% change 2003/2002	% change 2003/2002 on a comparable consolidation basis *
Net banking income	**1,447**	**2,208**	**+52.6%**	**+10.6%**
Operating expenses and depreciation	(919)	(1,264)	+37.5%	+7.4%
Gross operating income	**528**	**944**	**+78.8%**	**+16.3%**
Risk-related costs	(214)	(356)	+66.4%	+7.5 %
Income from equity affiliates	4	4	-	-
Pre-tax ordinary income	**318**	**592**	**+86.2%**	**+21.4%**
Extraordinary items (before integration-related costs), tax and FGBR	(126)	(221)	+75.4%	+14.3%
Net income before goodwill amortisation and integration-related costs	**192**	**371**	**+93.2%**	**+26.0%**
ROE (as a % of allocated capital)		**21.1%**		

The **Specialised financial services** business grew sharply in 2003, driven by the performance of its subsidiaries and partnerships, both in France and abroad.

In particular, **consumer credit activities** (handled by Sofinco, Finaref, Finalion and Lukas) continued to post rapid growth in a buoyant market. Net banking income from these activities rose by 70% in 2003, or 12.7% on a comparable consolidation basis. Their contribution to this business segment's net income continued to increase, exceeding 85% in 2003 versus 80% in 2002.

Gross outstandings came to over €28 billion at end-2003. This represents a very significant year-on-year increase of 44.0% or €8.6 billion, driven by the integration of Finaref (+€4.6 billion), the build-up in the Sofinco/Crédit Lyonnais partnership (+€1.9 billion over the year) and organic growth (+€2 billion or 10.5%). Finaref, which became part of the Crédit Agricole S.A. Group in February 2003, continued to win new customers, reflected by a 6.5% rise in new lending to €2.9 billion and a 2% increase in consumer credit outstandings to €4.7 billion at end-2003.

In France, outstandings reached €21.4 billion, up 49.6% year-on-year (or 18.7% excluding Finaref). In addition to the robust increase in outstandings managed by Sofinco and Finalion (up 8.1% to €8.8 billion), alliances with the Regional Banks and the Sofinco/Crédit Lyonnais partnership have taken off rapidly: Sofinco manages €2.2 billion on behalf of the Regional Banks (+11.9%) and €3.9 billion for Crédit Lyonnais (+99.7%).

Foreign subsidiaries also continued to generate rapid growth, with outstandings of €6.7 billion, up 28.7% year-on-year (or 23% excluding Finaref). The fastest growth came from Finconsum (in Spain) and Credit-Plus (in Germany), but the Italian subsidiary Agos Itafinco accounted for three-quarters of overall international growth on the strength of its outstandings. The foreign subsidiaries now generate 41% of income in the consumer credit business (excluding Finaref) versus under 30% a year earlier.

The increase in operating expenses and risk-related costs remained under control (+€27 million on a comparable consolidation basis).

Lease finance oustandings were up 0.3% to €12.5 billion. Despite adverse economic conditions, marked by a slow-down in business spending (down 1.8% in volume terms), new lending increased by 4.9% year-on-year.

Ucabail generated € 1.769 billion of new business in France, a year-on-year increase of 9.3%, mainly due to major financing deals for public infrastructures and sustainable development projects (e.g. wind farms), coupled with a take-off in equipment finance leases (through greater cooperation with the Regional Banks) and IT equipment leasing.

In equipment leasing for professionals and businesses, Lixxbail increased its new business by 9.2% to €1.558 billion. However, property leasing (Ucabail and CBIF) posted an 8% drop in new business in a sharply declining market.

In Poland, EFL sustained a strong performance, with new business up 25%.

Overall, net banking income from the leasing business was up 6.4% compared to 2002.

The **factoring business** was hit by a tough economic climate, particularly in France, and did not seem to benefit from the pick-up at the end of the year. Net banking income from this business edged up 1%. Revenues (factored receivables) for both Group companies, Eurofactor and Transfact, declined very slightly by 0.9% compared with 2002, reaching €25.7 billion, despite the sharp growth recorded by this business outside France. International revenues rose by 9.1%, accounting for 30% of overall revenues. Overall factoring outstandings fell to €4.8 billion, versus €5.2 billion in 2002, overshadowing an increase of more than 3% in international oustandings.

Overall **net banking income** from specialised financial services totalled €2.208 billion in 2003, a rise of 52.6% on 2002, or 10.6% on a comparable consolidation basis (i.e. excluding Finaref and Crediboml. Owing to a slower rise in **operating expenses** (up 37.5%, or 7.4% on a comparable consolidation basis), the **cost/income ratio** improved significantly from 63.5% in 2002 to 57.2% in 2003.

As a result, **gross operating income** in the specialised financial services business line increased by 78.8% (or 16.3% on a comparable basis) to €944 million.

Risk-related costs for this business line totalled €356 million, including €126 million as a result of its expansion. On a comparable consolidation basis, risk-related costs increased by 7.5%, i.e. slightly slower than business volumes.

Pre-tax ordinary income came to €592 million, up 86.2% year-on-year and 21.4% on a comparable consolidation basis.

Net income before goodwill amortisation and integration-related costs amounted to €371 million, up 93.2% compared to 2002, or 26% on a comparable consolidation basis. **ROE** (i.e. the return on equity, as a percentage of allocated capital) stood at 21.1% in 2003.

4 • Asset management, insurance and private banking

Despite a mixed environment, Asset management, insurance and private banking recorded a sharp increase in their overall business volumes and income contribution. Assets under management in this business segment totalled nearly € 380 billion, excluding double counting (i.e. exactly € 379.8 billion compared to € 343.5 billion at end-2002). This represents an increase of € 36.4 billion or 10.6% in 2003. This robust performance stems from a strong commercial drive in the various business units, the revitalisation of the Group's networks and the equity market recovery in 2003. Net income before goodwill amortisation and integration-related costs came in at € 870 million, up 26.5% compared to 2002 (or 21.7% excluding the integration of Finaref's insurance activities).

Asset management, insurance and private banking

(in millions of euros)	2002	2003	% change 2003/2002
Net banking income	**2,377**	**2,635**	**+10.9%**
Operating expenses and depreciation	(1,386)	(1,343)	-3.1%
Gross operating income	**991**	**1,292**	**+30.4%**
Risk-related costs	(15)	1	nm
Income from equity affiliates	4	7	+75.0%
Net income on fixed assets	16	0	-100.0%
Pre-tax ordinary income	**996**	**1,300**	**+30.5%**
Extraordinary items (excluding integration-related costs), tax and FGBR	(308)	(430)	+39.6%
Net income before goodwill amortisation and integration-related costs	**688**	**870**	**+26.5%**
ROE (as a % of allocated capital)		**17.0%**	

This business line benefited from an excellent performance in insurance activities and rapid growth in asset management, boosted by the integration of Finaref's life insurance business and the IntesaBci (Suisse) private banking business in 2003.

In asset management, Crédit Agricole S.A.'s total assets under management (by Crédit Agricole Asset Management, Crédit Lyonnais AM, CPR AM and BFT) rose by € 32 billion to € 285.8 billion in 2003 (up 12.6% year-on-year and 13% on a comparable consolidation basis). After an adverse first quarter, new inflows reached € 18 billion in 2003, supported by the recovery in the financial markets from mid-March. However, most of these new inflows were generated by bonds in the institutional segment and structured products. After a three-year slump, the markets had a positive impact again from the second quarter of 2003: +€ 15 billion over the full year versus -€ 18.3 billion in 2002 (the CAC 40 gained 16% in 2003). As a result, the portfolio is more evenly balanced, with equities accounting for 28.7% of assets under management at end-2003, compared to 27.4% at end-2002, but 30% at end-2001.

The increase in assets under management was also driven by new inflows achieved internationally. As a result of efforts to bolster foreign operations in 2003, assets under management outside France rose by 30.5% (or 39% excluding CPR A2M in the US, which was closed down in early 2003), compared to an 11.1% increase in France.

Buoyed by improved market conditions in 2003, the Group's asset management results increased sharply: net banking income was up 9.3% and operating expenses were down 1.4%, generating a 35.5% increase in gross operating income and 33.9% rise in net income before goodwill amortisation.

After three years of tough financial conditions, the Group's **private banking** units strengthened their commercial positions in 2003. Private wealth under management by the Crédit Lyonnais network, BGPI, CAI Suisse and the other private banking units amounted to € 87.7 billion, up 5.6% year-on-year (+€ 4.7 billion). € 1.9 billion of this increase stemmed from net additions to the scope of consolidation, i.e. the integration of assets under management by IntesaBci Bank (Suisse), which merged with CAI Suisse SA in September 2003, and Banco Sudaméris' underlying business in Monaco, which more than offset the impact of closing down CAI's units in London and Gibraltar. In addition, net new inflows totalled € 1.4 billion, while price and performance effects had a positive impact of € 1.4 billion due to the equity market recovery, despite unfavourable foreign exchange effects between the US dollar, Swiss franc and euro.

However, average stock market levels continued to depress private banking revenues and net banking income declined 2.4% in 2003. At the same time, operating expenses were down 8.2% compared to 2002, due to the cost-cutting programme introduced two years earlier, which helped boost gross operating income by 47.2%.

The **life insurance subsidiaries** delivered robust business volumes in a market supported by a catch-up effect, renewed consumer confidence, funds transferred out of discontinued 'PEP' popular savings plans, and lower interest rates on passbook accounts. Total premium income (for Predica, UAF and Finaref) rose by 10.6% year-on-year to € 15.2 billion (including € 55 million for Finaref), outperforming the market growth rate (9% according to FFSA). Assets under management were up 9.1% year-on-year to € 123.5 billion. Customers continued to opt for conventional (non-unit-linked) policies offering greater protection (+9.8%). However, higher-risk unit-linked policies still achieved 4.4% growth in 2003 (including a 19.8% increase for Predica policies alone) after rising by just 0.5% in 2002. These policies benefited from the upside momentum of their underlying securities owing to the stock market rebound.

The **property & casualty insurance** business continued to enjoy rapid growth and also benefited from the integration of Finaref (€ 100 million in premium income and € 132 million in outstandings in 2003). Due to the strong performance by the Regional Banks, 2003 was an outstanding year for **Pacifica** in terms of new business. Its premium income was up 14.9% year-on-year to € 676 million, in a market that grew by 7.5% (according to FFSA). In particular, 'Life's Accidents', health and legal protection insurance recorded sharp growth, with premium income up 18.4%. Other products posted steady growth in new business (motor insurance up 9.6% and comprehensive household up 13.7%).

Farming policies continued to gain ground (3.3-fold increase), with new products launched in early 2003. At end-2003, Pacifica's overall portfolio comprised 3,641,386 policies versus 3,190,824 at end-December 2002, increasing by 14.1% year-on-year.

Meanwhile, the overall claims ratio remained satisfactory, despite the floods that occurred in the south of France towards the year-end. The claims ratio (for all products combined and excluding administration fees) improved by over one percentage point to 69.3% in 2003 versus 70.4% in 2002. The combined ratio (including administrative fees and excluding reinsurance) remained high at 96.7%.

The insurance businesses saw an improvement in their underwriting income and their contribution to the Group's overall results: net banking income was up 20.4%, gross operating income up 267% and net income up 18.9% (or, if we exclude Finaref, up 14.5%, 20.6% and 11.8% respectively).

Overall **net banking income** in the Asset management, insurance and private banking business line came to € 2.6 billion in 2003, up 10.9% year-on-year (or 8.7% excluding Finaref), driven by a sharp increase in insurance and asset management revenues.

Operating expenses were down 3.1% to € 1.3 billion. **Gross operating income** surged by 30.4% to € 1.3 billion in 2003 (up 26.4% excluding Finaref), while the cost/income ratio improved by over seven percentage points to 51%.

Net income before goodwill amortisation and integration-related costs came to € 870 million, up 26.5% on 2002 (or 21.7% excluding Finaref). **ROE** (i.e. the return on equity, as a percentage of allocated capital) stood at 17.0% in 2003.

5 • Corporate and investment banking

The Corporate and investment banking business delivered a sharply improved performance, due in particular to strong business levels in capital markets and investment banking activities, as well as asset financing. The business continued to refocus on specific geographic regions, which depressed commercial banking revenues. Operating expenses in this business segment declined, reflecting the impact of measures introduced over the past few years.

Corporate and investment banking

(in millions of euros)	2002	2003	% change 2003/2002
Net banking income	**4,546**	**4,763**	**+4.8%**
Operating expenses and depreciation	(3,287)	(3,117)	-5.2%
Gross operating income	**1,259**	**1,646**	**+30.7%**
Risk-related costs	(544)	(561)	+3.1%
Net income on fixed assets	16	25	+56.3%
Pre-tax ordinary income	**731**	**1,110**	**+51.8%**
Extraordinary items (excluding integration-related costs), tax and FGBR	(228)	(328)	+43.9%
Net income before goodwill amortisation and integration-related costs	**503**	**782**	**+55.5%**
ROE (as a % of allocated capital)		**10.5 %**	

Gross operating income in the Corporate and investment banking business rose by 30.7% to € 1.6 billion in 2003. This growth resulted from a 4.8% rise in **net banking income** to € 4.8 billion and a significant 5.2% drop in **operating expenses** to € 3.1 billion. This generated a sharp improvement of nearly seven percentage points in the cost/income ratio, which came down to 65.4%. Currencies had a significant impact: at constant exchange rates, net banking income increased by 12.4%, operating expenses by 0.7% and gross operating income by 43%.

Due to a very prudent provisioning policy, **risk-related costs** increased by € 17 million (3.1%) compared with 2002, reaching € 561 million.

After tax and before goodwill amortisation and integration-related costs (€ 313 million), **net income** in the corporate and investment banking business totalled € 782 million, up 55.5% compared to 2002.

As a result, the profitability indicators for this business segment showed a substantial improvement, with **ROE** standing at 10.5% in 2003.

Revenues in the corporate and investment banking business reflected contrasting trends in each business area.

Capital markets and investment banking

(in millions of euros)	2002	2003	% change 2003/2002
Net banking income	**2,440**	**2,688**	**+10.2%**
Operating expenses	(2,000)	(1,946)	-2.7%
Gross operating income	**440**	**742**	**+68.6%**
Risk-related costs	16	17	+6.3%
Net income on fixed assets	16	8	-50.0%
Pre-tax ordinary income	**472**	**767**	**+62.5%**
Extraordinary items (excluding integration-related costs), tax and FGBR	(132)	(221)	+67.4%
Net income before goodwill amortisation and integration-related costs	**340**	**546**	**+60.6%**

Gross operating income from capital markets and investment banking activities rose very sharply by 68.6%, mainly due to strong growth in foreign exchange and debt market operations (12.9% increase in fixed-income revenues). In particular, revenues from complex and structured products, credit derivatives, trading activities and equity derivatives increased substantially. Primary market business was robust from the second quarter, with some major convertible bond deals. Conversely, brokerage revenues were still hit by adverse conditions throughout most of the year.

In the private equity business, **UI Group** (Union d'Études and d'Investissements), Crédit Agricole S.A.'s investment arm, invested € 136 million in 2003 (versus € 162 million in 2002) in LBO transactions, minority buyouts and venture capital. Its disposals amounted to € 254 million versus € 222 million in 2002. The earnings contribution from these activities (+€ 69 million) was mostly concentrated in the fourth quarter.

Overall net banking income from capital markets and investment banking activities was up 10.2% compared to 2002. Operating expenses were down 2.7% year-on-year as a result of efforts to adjust the cost structure and reduce overheads.

Risk-related costs increased by a further € 17 million. Net income before goodwill amortisation and integration-related costs rose steeply by 60.6% to € 546 million.

Financing activities

(in millions of euros)	2002	2003	% change 2003/2002
Net banking income	**2,106**	**2,075**	**-1.5%**
Operating expenses	(1,287)	(1,171)	-9.0%
Gross operating income	**819**	**904**	**+10.4%**
Risk-related costs	(560)	(578)	+3.2%
Net income on fixed assets	0	17	nm
Pre-tax ordinary income	**259**	**343**	**+32.4%**
Extraordinary items (excluding integration-related costs), tax and FGBR	(96)	(107)	+11.5%
Net income before goodwill amortisation	**163**	**236**	**+44.8%**

The **financing** business held up well, especially in Europe. Net banking income declined by 1.5%, due to the ongoing geographical reallocation of commercial banking assets and the harsh impact of exchange rates on commercial banking revenues in the US and Asia (due to the euro's rise against the key currencies). This decline overshadowed an increase in revenues, mainly from fee income, commercial banking in Europe, project and acquisition finance, and export and real estate finance, both at CAI and Crédit Lyonnais Corporate & Investment Banking.

In addition to the impact of a weaker dollar, the Group's strategy of rebalancing its business portfolio (downsizing in Asia and the US) and maintaining tight control over its operating expenses generated a very strong and steady decrease in operating expenses (down 9.0%). As a result, gross operating income rose by 10.4% versus 2002 to €904 million.

Risk-related costs remained under control. The €18 million rise compared with 2002 stems from a very sharp increase in general provisions against European corporates. Net income before goodwill amortisation and integration-related costs came to €236 million, up 44.8% year-on-year.

6 • International retail banking

The income contribution from the International retail banking business improved in 2003. Before goodwill amortisation, net income totalled € 223 million, as opposed to a € 57 million loss in 2002.

International retail banking

(In millions of euros)	2002	2003	% change 2003/2002
Net banking income	**411**	**359**	**-12.7%**
Operating expenses and depreciation	(308)	(279)	-9.4%
Gross operating income	**103**	**80**	**-22.3%**
Risk-related costs	(126)	(52)	-58.7%
Income from equity affiliates	41	209	x5.1
Net income on fixed assets	(33)	0	nm
Pre-tax ordinary income	**(15)**	**237**	**nm**
Extraordinary items and tax	(42)	(14)	nm
Net income before goodwill amortisation	**(57)**	**223**	**nm**
ROE (as a % of allocated capital)		**9.3 %**	

In 2003, the International retail banking business was bolstered by the positive impact of the recovery plan implemented by **Banca Intesa** (as announced on 9 September 2002). The bank managed to meet, and in some cases exceed, its targets. As a result, Banca Intesa's contribution to net income before goodwill amortisation increased by € 170 million year-on-year (€ 115 million in 2003 versus a loss of € 55 million in 2002).

In addition, the Group's withdrawal from Argentina had dragged down 2002 income by € 106 million (impact of exchange rates and provisions for withdrawal expenses). These withdrawal operations did not have a significant impact in 2003. Gross operating income for this business line was hit by the impact of exchange rate fluctuations on its foreign subsidiaries' results.

7 • Proprietary asset management and other activities

Income from 'Proprietary asset management and other activities' was impacted by the equity slump in 2003, together with the cost of financing acquisitions and integration-related costs for the Crédit Agricole S.A.-Crédit Lyonnais tie-up (€ 151 million). This business segment recorded a net loss of € 582 million in 2003 before integration-related costs, compared to a loss of € 275 million in 2002.

Proprietary asset management and other activities

(In millions of euros)	2002	2003	% change 2003/2002
Net banking income	**(320)**	**(556)**	**+73.8%**
Operating expenses	(446)	(477)	+7.0%
Gross operating income	**(766)**	**(1,033)**	**+34.9%**
Risk-related costs	200	4	-98.0%
Income from equity affiliates	(39)	6	nm
Net income on fixed assets	(123)	(74)	-39.8%
Pre-tax ordinary income	**(728)**	**(1,097)**	**+50.7%**
Extraordinary items (excluding integration-related costs), tax and FGBR	453	515	+13.7%
Net income before goodwill amortisation and integration-related costs	**(275)**	**(582)**	**x2.1**

Acquisition financing costs (e.g. issues of redeemable subordinated notes and perpetual subordinated notes, and short-term shareholders' advances) depressed net banking income by around € 1 billion in 2003 versus € 890 million in 2002. When preparing the pro forma financial statements, the financing costs for Crédit Lyonnais are calculated retroactively to 1 January 2001. Refinancing costs for the Group's investments break down as follows: € 440 million for Crédit Lyonnais, € 360 million for CCI and CCA (Regional Banks), €100 million for Finaref, and €100 million for other investments.

Income from this business segment also reflects the adverse impact of the stock market slump on its proprietary equity book. In 2003, net banking income was affected by a €187 million provision against the equity portfolio, including €152 million booked in the first half of 2003. This factor depressed net banking income by € 84 million compared to 2002, when capital gains realised on equities in the first half (€64 million) partially offset the provisions booked against the equity portfolio.

As in 2002, a multi-criteria approach was adopted to establish fair value for equity portfolio securities, i.e. average price over the past three months, expected price movements over the next six months, and discounted future dividend streams. For securities available for sale and non-strategic equity investments, valuation allowances were calculated on the basis of market prices at the year-end.

As a result of these factors, **net banking income** in this business segment dropped by € 236 million compared to 2002, due to the combined impact of the equity slump, a reduced contribution from fixed-income portfolios, and increased financing costs for the acquisitions made by Crédit Agricole S.A. (Finaref).

In addition, **goodwill amortisation** increased sharply by 68.8%. Due to the fair value adjustment to the Group's holding in Rue Impériale (as mentioned in the review of the parent company financial statements), an exceptional goodwill write-down of € 203 million was booked in the consolidated financial statements. The after-tax impact of this write-down was € 154 million.

Summary consolidated balance sheet (published figures)

Assets (in millions of euros)	31/12/2001	31/12/2002	31/12/2003	% of total	% change 2003/2002
Cash, money market and interbank items	92,874	107,799	172,246	21.9%	+59.8%
Crédit Agricole internal transactions	141,630	149,901	157,648	20.1%	+5.2%
Customer-related items	69,765	62,541	148,420	18.9%	+137.3%
Lease financing	6,485	6,663	13,033	1.7%	+95.6%
Securities	58,629	48,014	77,992	9.9%	+62.4%
Insurance companies' investments	79,390	84,905	127,288	16.2%	+49.9%
Reinsurers' share in technical reserves	101	144	389	0.0%	+170.1%
Investments, bank premises and equipment	16,102	17,311	21,829	2.8%	+26.1%
Goodwill	1,895	1,652	9,658	1.2%	x 5.8
Other assets and sundry accounts	28,196	26,788	57,482	7.3%	x 2.1
Total assets	**495,067**	**505,718**	**785,985**	**100%**	**+55.4%**

Liabilities and shareholders' equity (in millions of euros)	31/12/2001	31/12/2002	31/12/2003	% of total	% change 2003/2002
Money market and interbank items	70,305	70,477	125,127	15.9%	+77.5%
Crédit Agricole internal transactions	24,053	18,943	13,502	1.7%	-28.7%
Customer-related items	200,681	205,087	297,765	37.9%	+45.2%
Debts represented by a security	57,562	58,257	90,505	11.5%	+55.4%
Insurance companies' technical reserves	77,687	84,154	123,069	15.7%	+46.2%
Other liabilities and sundry accounts	34,542	39,232	81,858	10.4%	+108.7%
Reserves and subordinated debt	12,837	12,136	24,201	3.1%	+99.4%
Fund for General Banking Risks (FGBR)	1,716	1,618	1,944	0.2%	+20.1%
Minority interests	690	383	4,443	0.6%	nm
Consolidated shareholders' equity (excl. FGBR)	14,994	15,431	23,571	3.0%	+52.8%
Total liabilities and shareholders' equity	**495,067**	**505,718**	**785,985**	**100%**	**+55.4%**

Crédit Agricole S.A. consolidated balance sheet

In 2003, the consolidation of Crédit Lyonnais by Crédit Agricole S.A. had a very significant impact on the Group's balance sheet.

As at 31 December 2003, the Group's total assets amounted to € 786 billion versus € 505.7 billion at 31 December 2002. Most of this increase stems from the consolidation of Crédit Lyonnais (€ 263.4 billion) and Finaref (€ 6 billion).

After adjusting for these additions to the scope of consolidation, total assets rose by € 10.9 billion in 2003, up 2.2% from end-December 2002. This growth was held back by the depreciation of the key currencies against the euro in 2003 (USD down 20.4%, GBP down 8.4%, JPY down 8.6% and CHF down 7.3%). At constant exchange rates and on a comparable consolidation basis, total assets would have increased by around 5%.

Customer transactions

Customer loans outstanding (including lease finance operations), net of provisions, totalled € 161.5 billion at end-2003. This represents a year-on-year increase of € 92.2 billion, owing to the consolidation of Crédit Lyonnais' customer loans outstanding (€ 96 billion) and those of Finaref (€ 4 billion). Excluding this factor, customer loans outstanding were down € 7.8 billion due to : i) currency effects (depreciation of the key currencies against the euro), particularly in the international corporate finance business; ii) a reduction in loans to Japanese government counterparties (down € 4 billion) and pledged securities (down € 2.7 billion); and iii) the ongoing refocusing of corporate banking operations, particularly in the US.

Crédit Agricole internal transactions, which comprise time accounts and advances to the Regional Banks, increased by € 7.7 billion (5.2%) in 2003 to € 157.6 billion. The components of this item reflect the financial mechanisms between Crédit Agricole S.A. and the Regional Banks. Its increase mirrors the robust growth in the Regional Banks' net inflows and lending volumes.

On the liabilities side, **customer deposits** totalled € 297.8 billion, up € 92.7 billion year-on-year, mainly due to the consolidation of € 84.2 billion in customer assets from Crédit Lyonnais (the impact of Finaref was minimal at € 105 million). Excluding this factor, customer deposits were up € 8.4 billion (4.1%) year-on-year, due to a significant improvement in savings collected by Regional Banks (up 4.7% year-on-year). When centralised in Crédit Agricole S.A.'s balance sheet, these savings funds amounted to € 170 billion.

Debts represented by a security

Debts represented by a security grew by € 32.2 billion to € 90.5 billion in 2003, as a result of consolidating Crédit Lyonnais (€ 32.3 billion) and Finaref (€ 2.1 billion). On a comparable consolidation basis, the Group reduced its reliance on the capital and money markets, issuing € 2.1 billion in interbank market instruments and € 469 million in bonds. Its negotiable debt instruments increased by € 538 million (1.8%).

Securities

Investments in bonds and variable-income securities (i.e. in trading, available-for-sale and held-to-maturity securities, and in the equity portfolio) totalled € 78 billion. The increase since 31 December 2002 stems solely from Crédit Lyonnais (€ 30.3 billion). In addition, insurance companies' investments amounted to € 127.3 billion, rising by € 42.4 billion, including € 31.7 billion from the consolidation of Crédit Lyonnais, and € 10.6 billion (+12.4%) from the expansion of the Group's insurance business.

The insurance companies' technical reserves, on the liabilities side, totalled € 123.1 billion (including € 30.1 billion from Crédit Lyonnais). Excluding this factor, these technical reserves were up € 8.8 billion (9.5%) year-on-year.

Capital funds

Crédit Agricole S.A. consolidated shareholders' equity (including net income for the year) amounted to € 23.6 billion at 31 December 2003.

After dividends paid out for the 2002 financial year (€ 729 million), the € 8.9 billion increase in consolidated shareholders' equity since the 2002 year-end was mainly due to the three share issues by Crédit Agricole S.A. in connection with the Crédit Lyonnais acquisition (+€ 1.5 billion in share capital and +€ 6.3 billion in issue premiums), together with the net income for the year. However, due to the dollar's depreciation against the euro, foreign exchange translation adjustments cut shareholders' equity by € 213 million.

Total capital funds (shareholders' equity + Fund for General Banking Risks + subordinated debt) rose by € 21.5 billion to € 48.6 billion in 2003. Besides the increase in shareholders' equity, this growth mainly stems from: i) the consolidation of Crédit Lyonnais (€ 3.2 billion of subordinated debt, € 750 million of preference shares and € 0.5 billion in FGBR); ii) the subordinated notes issued by Crédit Agricole S.A. to finance its acquisitions (€ 6 billion); and iii) preference share issues (€ 2.2 billion).

After deducting minority interests (€ 4.4 billion), which increased significantly due to the enlarged scope of

consolidation (Finaref fully consolidated at 75.5% and Crédit Lyonnais at 94.82%) and the preference share issues, consolidated capital funds totalled € 44.2 billion.

At the same time, **long-term assets** (i.e. subsidiaries and affiliates not fully consolidated and other fixed assets) increased by € 4.5 billion to € 21.8 billion.

The consolidation of Crédit Lyonnais increased fixed assets by € 5.4 billion, including the recognition of € 3.5 billion in business goodwill for the Crédit Lyonnais network in the Group's consolidated financial statements.

Equity investments fell by € 900 million, from € 15.9 billion at 31 December 2002 to € 15 billion at 31 December 2003, based on two opposing factors : i) the increased value of stakes held in equity-accounted companies (mainly the Regional Banks); and ii) the consolidation of Crédit Lyonnais (the unconsolidated stake in Crédit Lyonnais recorded in 2002 was eliminated from the 2003 balance sheet, while the equity interests held by Crédit Lyonnais were added to the 2003 balance sheet).

Goodwill amortisation rose from €1.7 billion at end-December 2002 to € 9.7 billion at end- December 2003. This sharp increase was due to additional investments made during the year: Crédit Lyonnais (€ 6.8 billion), Finaref including Ellos (€ 1.7 billion), IntesaBci Bank (Suisse), Credibom, Lukas Bank and EFL.

Prudential ratios

Capital adequacy

In 1988, the Basle Committee on Banking Regulations and Supervisory Practices (the 'Basle Committee'), comprising representatives of the central banks and supervisory authorities from the 'Group of ten countries' (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, the UK and the US) and from Luxembourg, recommended the adoption of a set of standards for risk-weighting and minimum regulatory capital requirements. Under these recommendations, international credit institutions must maintain capital equal to at least 8% of their total credit risks, 4% of which must be Tier 1 capital. In 1989, the Council of the European Community adopted two regulatory directives that set the framework of capital adequacy with respect to credit risks within the European Community.

Two significant amendments have since been made to the standards previously announced: first, at the European level, by the 'European Capital Adequacy Directive', and second, at the international level, by the Basle Committee's adoption of revised BIS (Bank for International Settlements) standards.

International Solvency Ratio (ISR)

General features

In 1996, the Basle Committee significantly amended the BIS standards to provide a specific capital cushion for market risks in addition to banks' credit risks. This amendment defines market risks as : i) the risks pertaining to interest-rate related instruments and equities in a bank's trading book; and ii) foreign exchange risks and commodity risks held on the bank's books. As amended in 1996 and refined in September 1997 by the Basle Committee, the revised BIS standards continue to require a capital ratio with respect to credit risks. In addition, they require a credit institution to quantify its market risks in credit risk equivalent amounts and to maintain a capital ratio equal to 8% of its combined credit and market risks. The French Banking Commission regularly issues opinions on the application and calculation of the International Solvency Ratio. In accordance with regulations, since its flotation on 14 December 2001, the Crédit Agricole S.A. Group has calculated its International Solvency Ratio on a half-yearly basis, like the Crédit Agricole Group before it.

Crédit Agricole S.A. Group International Solvency Ratio

In accordance with BIS recommendations, the total International Solvency Ratio for the Crédit Agricole S.A. Group was calculated for the first time on 31 December 2001. This calculation is shown in the table below, which details the risks measured in credit risk equivalents (after counterparty weighting) and the regulatory capital levels calculated in accordance with BIS recommendations at the dates indicated.

Management report

Crédit Agricole S.A. group International Solvency Ratio (ISR)

(In millions of euros)	31/12/01	31/12/02	31/12/03
Risks			
Credit risk	94,020	86,787	189,976
Market risk	15,091	14,405	22,531
Interest rate risk	10,395	9,966	15,352
Equity risk	3,643	3,149	3,077
Exchange rate risk	943	1,184	1,444
Commodity risk	109	105	101
Risk calculated by internal model			2,556
Total weighted risks (denominator)	109,111	101,192	212,507
Available capital			
Tier 1	14,770	15,126	16,883
Tier 2	9,375	8,708	15,043
Tier 3	611	210	1,118
Deductions	14,885	14,938	14,007
Total available capital	9,871	9,106	19,037
Tier 1 solvency ratio	8.5%	8.8%	7.9%
Total solvency ratio	9.1%	9.0%	8.9%

Crédit Agricole S.A. Group's International Solvency Ratio has held steady over the past few years and now stands at 8.9%. The aggregate Tier 1 ratio decreased by 0.9 percentage points to 7.9% on 31 December 2003, versus 8.8% on 31 December 2002. Changes in the various components of this ratio are analysed below.

Tier 1 capital, net of € 13.7 billion in deductions (mainly for intangible fixed assets and goodwill on initial consolidation), amounted to € 16.9 billion, up € 1.8 billion from 31 December 2002. This increase is due to the changes described above in the section 'Capital funds'.

Tier 2 capital rose by € 6.3 billion to € 15 billion, owing to:

- The issuance of € 3.1 billion in perpetual subordinated notes.
- The consolidation of Crédit Lyonnais' Tier 2 capital: € 490 million in perpetual subordinated notes and equity investments, € 2 billion in redeemable subordinated notes (after the reduction of the total by € 548 million in excess of the eligible amount) and € 559 million in general provisions.

Deductions for equity investments totalled € 14 billion, falling by € 900 million as a result of fully consolidating Crédit Lyonnais.

Tier 3 capital amounted to € 1.1 billion, due to the consolidation of Crédit Lyonnais' Tier 3 capital and the redeemable subordinated notes issued by Crédit Agricole S.A.

Risk-adjusted assets totalled € 212.5 billion at 31 December 2003, following the consolidation of Crédit Lyonnais' (€ 108.9 billion) and Finaref (€ 4.2 billion). The largest movements stemmed from CAI (€ 2 billion decrease), Crédit Agricole S.A. parent company (€ 1.2 billion decrease) and the international consumer credit business (€ 1.5 billion increase).

Planned reform of BIS standards

In 1998, the Basle Committee began consultations aimed at reforming its recommendations for international solvency ratios in the banking industry. As a result of these reforms, the existing agreement will be replaced by a new agreement based on a more qualitative approach to the measurement of risk exposure.

In the latest version of its proposal, the Basle Committee suggests that credit risk should be assessed according to one of the two following methods: i) a 'standardised' approach, based on a risk-weighting matrix which depends on the external ratings of counterparties and distinguishes between governments, banks, public bodies and businesses; and ii) an 'alternative' method, based on banks' internal scoring methods, which must take into consideration the likelihood of default, risk exposure and loan recovery rates. In addition, the new ratio would cover banks' operational risks, i.e. risks of malfunction and legal risks. The reform also stresses the role of internal capital adequacy control procedures and the requirement for banks to disclose their capital structure, capital allocation and risk exposure.

The third consultative paper, issued on 30 April 2003, was based on the results of the impact study carried out at end-December 2002. It confirmed the credit risk weight calibration included in the impact study at end-2002 and significantly reduced the disclosure requirements proposed in the working papers published in late 2002.

Based on the feedback received from the industry, a final consultation was held in the fourth quarter of 2003 with a view to:

- Confining the calculation of prudential capital requirements to unexpected loan losses, bearing in mind that expected losses on performing loans are covered by general or specific provisions. Any resulting shortfall in provisions would lead to a deduction from capital, taken 50% from Tier 1 capital and 50% from Tier 2 capital. Any excess provisions would be eligible for inclusion in Tier 2 capital, up to the current ceiling of 1.25% of risk-weighted assets, which is the minimum recommended by the industry.
- Simplifying the rules for calculating capital requirements for asset securitisation.
- Revising the treatment of revolving credit commitments and certain credit risk mitigation techniques.

The final document, which will take into consideration the latest comments received from the industry, is due to be published in summer 2004. The implementation of the New Basle Capital Accord is still scheduled for 31 December 2006.

By then, the Basle Committee should have resolved the uncertainties surrounding the impact of two major reforms on capital requirements. These reforms are due to be introduced in 2005:

- the directive on financial conglomerates adopted on 16 December 2002. Once this directive is implemented into national legislation, it should define the scope of application for the capital requirement calculation;
- the IAS/IFRS accounting reform, whose rules regarding the treatment of macro hedging and the calculation of provisions will make prudential capital levels far more volatile.

Against this background, Crédit Agricole is pressing ahead with efforts to upgrade its internal scoring system so that it can enhance the competitiveness and profitability of its risk management and capital allocation techniques.

Crédit Agricole S.A. parent company financial statements

At year-end 2003, Crédit Agricole S.A. (parent company) posted **net banking income** of € 758 million, down € 176 million (or 18.8%) compared with 2002.

Portfolio revenues fell sharply, mainly due to the proprietary equity book, whose net provisions increased by € 173 million in 2003.

Conversely, dividends from subsidiaries and affiliates rose by € 480 million between 2002 and 2003, from € 960 million to € 1.440 billion, mainly driven by:

- dividends from the Regional Banks (€ 162 million versus € 20 million in 2002), bearing in mind that the dividends received from the Regional Banks' Certificats Coopératifs d'Associés (non-voting shares) in 2002 were based on 2001 profits and were prorated to their period of ownership by Crédit Agricole S.A. (i.e. 15 days);
- the success of the takeover bid for Crédit Lyonnais (equity stake increased from 10% on 30 June 2002 to 92.55% on 30 June 2003), resulting in dividends of € 265 million versus € 27 million in 2002.

However, the cost of financing the shortfall in capital (including the Fund for General Banking Risks relating to home purchase savings schemes) as a result of investing in the Regional Banks, Finaref and, notably, Crédit Lyonnais, totalled € 830 million in 2003 versus € 520 million in 2002.

Lastly, the Savings/Advances margin improved significantly in the second half of 2003, coming close to its 2001 levels, after the decline in interest rates on savings products.

Operating expenses dropped by € 5 million (or 1.4%) to € 345 million in 2003, chiefly due to a 7.6% reduction in administrative expenses to € 159 million. Recurring personnel expenses, before employee incentives and profit-sharing, were up 0.7% year-on-year at end-December 2003.

Based on the respective trends in net banking income and operating expenses, **gross operating income** fell by 29.3% to € 413 million versus € 584 million in 2002.

Risk-related costs were up € 44 million, including € 30 million in prudential provisions against country risks and around € 20 million in provisions against two healthy corporate exposures. As regards internal risks on home purchase savings schemes, € 26 million in provisions were automatically reversed due to the decrease observed in the loss rate.

The **net loss on fixed assets** came to € 226 million, which stems entirely from a fair value adjustment to the Group's holding in Rue Impériale. The 30.9% stake acquired in Rue Impériale de Lyon was initially a strategic investment, accompanied by business partnerships with Lazard. However, the nature of this investment is set to change significantly over the next few months if plans to merge Rue Impériale into Eurazeo are approved by both companies' extraordinary general meetings. (These plans were proposed by both Boards of Directors on 5 March 2004.) If the merger goes ahead, the investment will be refocused on private equity and will no longer be accompanied by partnerships, although business relationships with Eurazeo may be considered at a later stage. Crédit Agricole S.A.'s equity stake in the new entity will be diluted to 15%. In the light of these factors, Crédit Agricole S.A. decided to adjust the fair value of its holding, in line with its restated net asset value, and booked a € 243 million write-down against its Rue Impériale shares.

Integration-related costs for Crédit Lyonnais amounted to € 79 million. These covered expenses such as fees paid to organisational consulting firms and early retirement provisions. This expenditure aims to foster synergies, which should boost overall Group income by an estimated € 760 million in 2006.

Tax gains booked in the parent company financial statements totalled € 432 million at 31 December 2003, versus € 362 million in 2002. These gains are due to the Group's tax consolidation mechanism, which enables it to offset any tax losses against the taxes owed by its tax-consolidated subsidiaries.

The **Fund for General Banking Risks** stood at € 129 million, mainly as a result of: i) compliance measures for future IAS-IFRS standards (€ 17 million); and ii) interest rate risks on home purchase savings schemes, due to the gap between the expected market interest rate and the rate paid on home purchase savings funds used to finance these types of home loans.

2003 net income for Crédit Agricole S.A. (parent company) was down € 397 million (i.e. 39.4%) from € 1.008 billion in 2002 to € 611 million at 31 December 2003.

Five-year financial summary

	1999	2000	2001	2002	2003
Share capital at year-end	1,998,736,740	2,240,801,070	2,916,629,697	2,916,629,697	4,420,567,311
Number of shares issued	66,624,558	74,693,369	972,209,899	972,209,899	1,473,522,437
Results and transactions for the financial year (in millions of euros)					
Gross revenues[1]	25,116	24,101	24,293	9,424	13,825
Income before tax, employee profit-sharing, depreciation, amortisation and provisions	817	578	333	599	539
Employee profit-sharing	9	17	16	3	4
Corporate income tax	153	24	16	(362)	(433)
Income after tax, employee profit-sharing, depreciation, amortisation and provisions	553	512	1,045	1,008	611
Dividends paid	366	411	535	729 (4)	810
Per-share data (in euros)					
Income after tax and employee profit-sharing, but before depreciation, amortisation and provisions	9.827	7.196	0.311	0.985	0.657
Income after tax, employee profit-sharing, depreciation, amortisation and provisions	8.294	6.857	1.075	1.037	0.415
Dividend per share	5.50	5.50	0.55	0.55	0.55
Personnel					
Average number of employees[3]	3,278	3,304	3,245	3,125	2,983
Wages and salaries paid (in millions of euros)	148	157	159	160	165
Employee benefits and social contributions (in millions of euros)	72	78	75	79	84

Following a decision by the combined annual general meeting of 29 November 2001, the nominal value of each share was reduced from €30 to €3 and the number of shares comprising the authorised share capital was multiplied by ten accordingly.

(1) 2002 and 2003 revenues include income from macro-hedging transactions, net of related charges.
Applying this principle to earlier years, revenues would have amounted to € 15,954 million in 1999, € 15,007 million in 2000 and € 15,810 million in 2001.
(2) Net dividend proposed to the AGM of 19 May 2004.
(3) Refers to head office staff numbers.
(4) On the divided payment date, the number of shares outstanding was 1,325,495,637.

Directors' and officers' compensation and appointments

See the chapter entitled 'Legal and administrative information' on page 164 of this document, for information on the compensation, appointments and duties of the Group's directors and officers, as required by section L.225-102-1 of the French Commercial Code, under the French NRE (New Economic Regulations) Act of 15 May 2001, and the French Financial Security Act of 1 August 2003.

Recent changes in share capital

- Pursuant to the Board of Directors' decisions on 15 December 2002, and following approval by the Board of Directors on 10 June 2003, Crédit Agricole S.A. increased its share capital on 19 June 2003 by issuing 353,285,738 new shares intended for Crédit Lyonnais shareholders tendering their shares to the Combined Public Cash and Exchange Offer for Crédit Lyonnais.

The newly issued shares have the same characteristics as the existing shares.

- Pursuant to the Board of Directors' decisions on 21 May 2003 and 9 September 2003, under the authorisations granted by the Annual General Meeting of Crédit Agricole S.A. shareholders on 21 May 2003, the company increased its share capital by issuing new shares reserved for Crédit Agricole Group employees and for the company Crédit Agricole International Employees. 25,233,264 shares were subscribed for, including 1,157,463 new shares for Crédit Agricole International Employees. The new shares are subject to all statutory requirements, have the same characteristics as the existing shares, and carry the same dividend rights as of 1 January 2003.
- Pursuant to the decisions made by the Chairman of Crédit Agricole S.A.'s Board of Directors on 16 October 2003, acting under the authority delegated by the Board meeting of 9 September 2003, the company launched a € 1.973 billion capital increase by cash subscription, with pre-emptive subscription rights retained. The offer period ran from 27 October to 7 November 2003 and the issue price was set at € 16.07. As a result of this transaction, 122,793,536 new shares were issued and admitted for trading on the Premier Marché of Euronext Paris on 24 November 2003.

As a result of these capital increases, Crédit Agricole S.A.'s share capital increased from € 2,916,629,697 at end-December 2002 to € 4,420,567,311 at end-December 2003, based on 1,473,522,437 outstanding shares with a nominal value of € 3 per share.

Changes in Crédit Agricole S.A.'s share capital over the past four years

Date and type of transaction	Amount of share capital (in euros)	Number of shares outstanding
Share capital at 31 Dec 1999	**1,998,736,740**	**66,624,558**
6 Jun 2000		
Capital increase (Board meeting of 26 Apr 2000)	+162,059,730	+5,401,991
	2,160,796,470	**72,026,549**
28 Jun 2000		
Dividend reinvestment plan (General meeting of 25 May 2000)	+80,004,600	+2,666,820
Share capital at 31 Dec 2000	**2,240,801,070**	**74,693,369**
4 Jul 2001		
Dividend reinvestment plan (General meeting of 22 May 2001)	+77,665,530	+2,588,851
	2,318,466,600	**77,282,220**
29 Nov 2001		
Capital increase following transfer of Regional Banks' interests in transferred subsidiaries (transactions connected with Crédit Agricole S.A.'s flotation) (Board meeting of 31 Oct 2001 and CNCA combined general meeting of 29 Nov 2001)	+547,464,480	+18,248,816
	2,865,931,080	**95,531,036**
29 Nov 2001		
Ten-for-one share split (CNCA combined general meeting of 29 Nov 2001)	2,865,931,080	955,310,360
28 Dec 2001		
Share issue reserved for employees (General meeting of 29 Nov 2001)	+50,698,617	+16,899,539
Share capital at 31 Dec 2001	**2,916,629,697**	**972,209,899**
Share capital at 31 Dec 2002	**2,916,629,697**	**972,209,899**
19 Jun 2003		
New share issue (Board meeting of 10 Jun 2003)	+1,059,857,214	+353,285,738
	3,976,486,911	**1,325,495,637**
10 Oct 2003		
Share issue reserved for employees (Board meetings of 21 May and 9 Sep 2003)	+75,699,792	+25,233,264
	4,052,186,703	**1,350,728,901**
24 Nov 2003		
Share issue for cash (Board meeting of 9 Sep 2003)	+368,380,608	+122,793,536
Share capital at 31 Dec 2003	**4,420,567,311**	**1,473,522,437**

Recent developments and outlook

2004: heading towards moderate growth in Europe

US growth is set to remain robust in 2004. In the run-up to the presidential elections, fiscal policy should continue to stimulate consumer spending. Meanwhile, business investment will probably continue to pick up after several quarters of improving profits. However, foreign trade is still expected to make a negative contribution. The upturn in long rates is likely to persist (driven by an enhanced growth outlook, a flight from equities to bonds, fewer purchases of US Treasuries by Asian central banks, and the higher risk premium required on US assets), while the Fed is unlikely to put up short rates before the very end of the year.

In Europe, the export-driven recovery should gradually filter through to domestic demand. After a tentative rebound in business spending (mainly productivity investments), household demand should follow suit, buoyed by a more robust job market. The ECB is likely to keep its rates on hold until the very end of the year (due to a negative output gap, slowdown in inflation and fragile job market). Long rates should keep pace with US levels.

In France, as in the eurozone, growth will still fall short of its potential in 2004 (+1.5%). Amounts invested by households should hold steady overall. However, the trends that took shape at end-2003 are likely to continue, leading to a more even split between short-term and long-term savings. The stock market recovery, coupled with rising property prices and interest rates, should dampen the appeal of property investments, reducing household demand for credit. In the corporate sector, savings rates should stabilise after falling sharply in 2003, while lending should pick up slightly as economic activity gradually gathers speed and corporate spending rebounds.

Crédit Agricole S.A.-Crédit Lyonnais tie-up

In 2003, the Group planned the vast majority of its integration tasks. As a result, it will focus on implementing the tie-up project in 2004.

The various integration projects are progressing to schedule. The management structure is now up and running. A 16-member Executive Committee was appointed in mid-2003, followed by the senior management appointments. A general organisation chart was also drawn up for each business line and for the central support functions. Since then, some 250 work groups and sub-groups have embarked on the integration process. Their efforts have enabled the Group to outline the organisational plans for most of its business lines. The target organisation for the Crédit Agricole S.A. Group, together with details of the integration process, have been submitted to the Joint Consultation Committee set up in September 2003 and are currently under review by the employee representative bodies of each entity involved in the tie-up. Around 350 projects have already been launched and mainly affect the following areas:

- Consumer credit: Finalion is due to be merged into Sofinco in March 2004.
- Corporate and investment banking: Crédit Lyonnais' activities in this area are being integrated with those of Crédit Agricole Indosuez. This move will be reflected by a partial asset transfer at the beginning of the second quarter of 2004, and the launch of a new brand name for Crédit Agricole S.A.'s corporate banking and investment arm, 'CALYON', in May 2004.
- Leasing: the three leasing subsidiaries – Ucabail, Lixxbail and Crédit Bail Immobilier France (CBIF) – will be merged in May 2004.
- Asset management: Crédit Agricole Asset Management (CAAM) and Crédit Lyonnais Asset Management (CLAM) will be combined in June 2004, together with the custody business (including institutional custody in France and issuer services).
- Life insurance: Predica and UAF will combine their businesses and teams in June 2004.
- Crédit Lyonnais' main offices in the Paris region: all these premises will be managed by Unifica.
- Internal communications and press relations: these activities will be combined within Crédit Agricole S.A.

The Integration Committee has validated the Group's information systems choices. 20 major implementation projects have already been launched.

This large-scale integration process represents a crucial step towards building the new Group. The quality of this process will determine the success of this project, which aims to create a leading universal retail bank that is sufficiently powerful and well-integrated to become a benchmark player in the European banking industry.

A dedicated unit has been set up to monitor the synergies generated by the tie-up. In December 2002, a top-down approach identified total full-year synergy gains of €760 million in 2006. In March 2004, this target was confirmed after a bottom-up analysis carried out in the second half of 2003, using information provided by the work groups and sub-groups.

Forecast timing of synergies

(in millions of euros)	2003	2004	2005	2006
Estimated in December 2002	215	574	738	760
Revised in March 2004*	40	275	620	760

* The difference versus 2002 is mainly due to the delay in closing the offer compared to the original timetable.

Detailed synergies by business line

(in millions of euros)	2003	2004 forecast	2006 target
Specialised financial services	1	4	43
Asset management, insurance and private banking	4	14	122
CAI/BFI	30	241	529
Central support functions	5	13	57
Retail banking			
• Cash management/ payment instruments	–	3	25
• Information systems		Under analysis	
Total	40	275	min. 760

Changes to Crédit Agricole Group's internal financial relations

Following a joint consultation process between Crédit Agricole S.A. and the Regional Banks, Crédit Agricole S.A.'s Board of Directors approved the introduction of new internal financial regulations for the Group on 17 December 2003. These regulations came into effect on 1 January 2004.

This new internal financial organisation will ensure that Crédit Agricole S.A. meets its target financial ratios and fully protects the interests of its minority shareholders.

Although the basic structure of the Group's internal financial relations remains unchanged, its financial requirements are now based on market conditions.

- 50% of savings collected will be held and managed by Crédit Agricole S.A. The margins on these funds, which are split between the Regional Banks and Crédit Agricole S.A., will be determined by using reinvestment models and applying market rates.
- 50% of eligible loans may be refinanced by advances from Crédit Agricole S.A. negotiated at market rates.

An independent assessment confirmed that this new system for managing Savings/Advances was in line with market practices and prices, both in terms of margin splitting and in its conception. Furthermore, the estimates produced do not reveal any significant impact on Crédit Agricole S.A's financial ratios and future NBI.

Progress of the changeover to IAS /IFRS accounting standards

On 7 June 2002, the European Union adopted regulation EC 1606/2002, which requires publicly traded companies to prepare their consolidated financial statements in accordance with IFRS (International Financial Reporting Standards) from 2005 onwards.

This was supplemented by regulation EC 1725/2003, dated 29 September 2003, endorsing certain international accounting standards (i.e. all those in effect on 14 September 2002), excluding IAS 32, IAS 39 and their related interpretations (SIC 5, 16, 17).

The Crédit Agricole S.A. Group is playing an active role in this process, which aims to establish a common financial reporting framework across Europe.

Project organisation

In response to these changes, Crédit Agricole S.A. has set up a specific project organisation to ensure that all the Group's consolidated entities make a smooth and consistent transition to the new financial reporting standards on 1 January 2005.

This project framework is supported by a project team from the Accounts and Consolidation Division, together with a work group organisation involving the Regional Banks and the Group's subsidiaries. These work groups are divided into specialist areas (seven areas identified) and draw on staff from all the Group's business lines. For more in-depth investigations, sub-groups may be set up on an ad hoc basis.

Recommendations on accounting procedures are validated by a steering committee chaired by the Group's Finance Director.

In its capacity as the Group's central body and listed company, this organisation enables Crédit Agricole S.A. to centrally coordinate all the actions required from each entity involved, both in terms of accounting standards, as well as IS recommendations.

This project was launched at end-2002 with a two-day training course aimed at all accounting staff employed by the Group's entities.

The project was divided into three phases: analysis of accounting standards, detailed studies and implementation.

The analysis phase identified the main differences compared to the French accounting standards applied by the Group and anticipated the changes required for the transition to IAS/IFRS. Although these changes are of an accounting nature (procedures, rules and regulations, standards, etc.), they may also entail adjustments to business and financial reporting tools, as well as changes to management and monitoring processes.

Key objective for 2004

Careful coordination is required to ensure that the Group achieves its objective of producing IFRS-compatible consolidated financial statements from 2005. The accounting changes identified in 2003 have been translated into a series of implementation tasks that will continue throughout 2004, particularly as and when the final versions of the new standards are released.

The Group has defined two follow-up procedures for its action plans:

• **Project progress tracking**
- gradually implement the target systems architecture (country-specific applications) and follow up IS developments (as both project manager and project owner)
- monitor progress centrally to ensure that all entities meet the targets set by Crédit Agricole S.A.
- conduct detailed analyses and additional impact studies
- track schedules and budgets.

• **Communications:**
- draft a set of accounting rules and standards applicable to the consolidated financial statements from 2005
- participate in industry discussions
- review the key accounting guidelines adopted by the Group, in conjunction with the statutory auditors, and assess their initial impact on the opening balance sheet
- provide a training programme and one-day briefings for all Group entities and business lines affected.

Main differences in accounting standards

The final versions of IAS 32 and IAS 39 (excluding macro hedging) were not released until late December 2003, and have not yet been adopted by the European Union. As a result, this report does not deal with differences in accounting standards for securities, loans or derivatives, although the Crédit Agricole Group is currently working on these financial instruments.

Based on the existing versions of these standards and the current stage of the project, our investigations have provided an initial indication of how each area will be affected.

Scope of consolidation

To identify the potential changes to the scope of consolidation as a result of converting to IFRS, we need to compare CRC regulation 99-07 (notably §10052 on special-purpose entities) with IAS 27.

Essentially, both standards define special-purpose entities (SPEs) in the same way. The difference lies in how control of the SPE is determined, and whether or not the risks incurred by the SPE's activities are carried by the parent company. The Crédit Agricole Group is currently investigating whether or not these changes will have an impact on its securitisation or asset management entities.

Dedicated mutual funds will no longer be exempt from consolidation after 31 December 2004 (following their exemption period under CRB regulation 99-07). As a result, the corresponding French regulations will converge with IAS 27 and will no longer lead to any consolidation differences between the two standards.

For its other businesses, and to meet its existing consolidation requirements under French standards, the Group conducts regular reviews to identify any entities whose consolidation has a material impact on its consolidated financial statements, based on a prior definition of 'material'. These reviews take into account the reporting requirements of the regulators, such as recommendations by the AMF (French Financial Markets Authorities). Based on work carried out so far, Crédit Agricole S.A. believes that IFRS will only lead to marginal changes in the scope of consolidation.

Business combinations

IAS 22 on business combinations is currently being rewritten by the IASB, and will be updated in two stages.

The main impact of this standard on the Crédit Agricole Group stems from the mergers between the Regional Banks. However, updated versions of this standard may not apply to tie-ups between mutual banks, which would allow the Group to continue accounting for these mergers on the basis of book value.

The Group will examine each shareholders' equity account to identify any negative goodwill not recognised under IAS and eliminate it from the opening balance sheet. Positive goodwill will continue to be included in consolidated assets.

For goodwill amortisation and depreciation, the general rule has been to replace existing amortisation methods by impairment tests.

Fixed assets

In terms of classifying fixed assets, the Crédit Agricole Group's financial statements for the year ended 31 December 2003 comply with the transitional arrangements set out in CRC regulation 2002-10. These arrangements, which require fixed assets to be broken down into components, are similar to the IAS standards for fixed assets (IAS 16 and IAS 40 relating to property). As a result, the change in accounting standards is likely to have a minimal impact.

Tangible assets, including investment properties, will continue to be stated at cost less depreciation and impairment provisions.

Intangible assets will also be stated at cost less depreciation and impairment provisions (in line with the benchmark treatment set out in IAS 38).

Employee benefits

At 31 December 2003, commitments relating to employee benefits (i.e. retirement benefits) were stated in full in the individual financial statements of all group entities. The Conseil National de la Comptabilité (CNC) issued recommendation 2003-R.01 to provide further rules on the recognition of retirement benefits, which are very similar to those defined by IAS 19 for consolidated financial statements. As a result, the main impact of applying IAS 19 from 2004 will be to harmonise the actuarial methods used to calculate employee benefits and various other benefits (such as healthcare cover).

Provisions for liabilities and charges, and FGBR (Funds for General Banking Risks)

To identify the relevant accounting differences, we need to compare CRC regulation 2000-06 with IAS 37 on provisions, contingent liabilities and contingent assets. Under IAS 37, certain provisions for liabilities and charges or general provisions may be excluded from the scope of application. Each Group entity is carrying out investigations to ensure that the substantiation and estimates of provisioned amounts comply with IAS 37.

However, in 2003, the Group reversed various general provisions and allocations to the FGBR that were not recognised under the new standards.

Financial statement presentation

No particular format for financial statements is specified under IFRS. Consequently, a working party has been set up under the aegis of the FBF (French Banking Federation) to draw up model financial statements that can be used by banks for the purpose of comparability.

Crédit Agricole S.A. will use the model balance sheet, income statement and statement of changes in shareholders' equity.

For the cash flow statement (IAS 7), an adapted version of the consolidation package and a specific financial summary table will be provided to meet this reporting requirement.

IAS 14 on segment reporting requires the definition of business segments (first level) and geographical areas (second level) for financial reporting. Subject to the studies currently in progress, Crédit Agricole S.A. Group's existing breakdown by business segment complies with the main requirements of this standard. The only change required by the Group is to extend its net income breakdown to its balance sheet.

Other recent developments

Crédit Agricole S.A. unveils the name of its new subsidiary: Calyon Corporate and Investment Bank

(press release dated 13 January 2004)

Crédit Agricole S.A. has unveiled the new brand name for its Corporate and Investment Banking arm, Calyon, Corporate and Investment Bank.

The new brand will not be used until May 2004, once Crédit Lyonnais has completed its partial asset transfer and the regulatory authorities have given the go-ahead. At that time, Calyon will also become the business name of the new company.

The name Calyon resonates with originality while embodying the union of the two predecessor brands, Crédit Agricole Indosuez and Crédit Lyonnais. It fits into the Group's brand architecture while reflecting the specific features of the corporate and investment banking business.

Launching this single brand at this time is vital for the Group's image among its employees and customers. The name evidences the emergence of a corporate and investment banking arm with a shared culture: the new bank has all the existing strengths of Crédit Agricole Indosuez and Crédit Lyonnais, and is determined to grow its activities while striving constantly for commercial excellence, technical prowess and optimum profitability.

The aim of integrating the activities of Crédit Agricole Indosuez and Crédit Lyonnais' Corporate and Investment Banking arm (BFI) is to allow the new entity to take a step up in the corporate banking hierarchy. Calyon will seek to extend its coverage of medium-sized and large companies in France and the rest of Europe, making it possible to expand the range of products and services, and facilitate the development of existing areas of excellence: bond issuance, stockbroking, derivatives and project financing.

The new brand is a significant stage in the integration process. It follows on from the announcement of the Group's new organisational structure, the preparation of the new property master plan, and the creation of joint working groups. The partial transfer of assets from Crédit Lyonnais to Crédit Agricole Indosuez will take place in April 2004 and will be backdated to 1 January 2004. It will enable the Crédit Agricole group to achieve its goal of marshalling worldwide its corporate and investment banking activities in a single subsidiary: Calyon.

UBS to acquire Laing & Cruickshank Investment Management from Crédit Lyonnais (excerpt from press release dated 10 February 2004)

UBS and Crédit Lyonnais (now part of the Crédit Agricole Group) have reached an agreement whereby UBS will acquire Laing & Cruickshank Investment Management Limited, for a total consideration of approximately £ 160 million. Laing & Cruickshank is a leading provider of wealth management services to high net worth investors and charities in the United Kingdom.

Laing & Cruickshank has a total of 246 staff at its London head office and its regional offices in Birmingham, Bury St. Edmunds, Eastbourne, Jersey, Newcastle, Taunton and Worthing.

The transaction is expected to be completed in the second quarter of 2004, subject to regulatory approval.

Oddo et Cie to acquire Crédit Lyonnais' European equity brokerage activities

(press release dated 20 February 2004)

Oddo has signed a contract with Crédit Lyonnais to acquire Crédit Lyonnais Securities Europe S.A. and Crédit Lyonnais Securities Midcaps S.A in Lyon. The agreement also covers the European equity sales team in New York, which will become part of Oddo Securities Corp. The contract, which is the result of exclusive talks with Crédit Lyonnais that began on 5 February, is subject to approval by the appropriate authorities.

The link-up between these entities and Oddo, which share a common view of the brokerage business, would offer the best strategic fit for the creation of a major independent brokerage firm.

Joint working groups will be set up as soon as possible in order to prepare for the link-up under optimum conditions, with the aim of establishing the new organisational structure by the summer.

Crédit Agricole S.A. to acquire the consumer finance division of F Group A/S in Denmark

(press release dated 1 March 2004)

Crédit Agricole S.A. has entered into an agreement with F Group A/S, a leading electronic goods retailer in Denmark, to acquire its Danish consumer finance subsidiary for DKK 394 million (approx. € 53 million).

Under the terms of this agreement, Crédit Agricole S.A. will acquire 100% of the shares of Dan-Aktiv A/S and will also finance new loans to customers of F Group retail stores. This whole activity will then be managed by the Finaref organisation, a consumer finance subsidiary of the Crédit Agricole group. The transaction is expected to be completed in the coming months, once the conditions precedent have been met.

This disposal will enable F Group A/S to focus on its core electronic goods retail business. At the same time, it allows Crédit Agricole S.A. to pursue its expansion in the European consumer finance business and enables Finaref to strengthen its foothold in Nordic countries.

Finaref is already present in Sweden, Norway and Finland, where it has gained experience in partnering with retailers. Dan-Aktiv has a portfolio of 65,000 customers, partnering with more than 550 retailing organisations.

Merger of Rue Impériale into Eurazeo and transfer of UI and Idia's assets to Eurazeo

(press release dated 8 March 2004)

Following on from the prior transactions aimed at simplifying Rue Impériale's organisational structures, Crédit Agricole S.A. gives its full approval for the planned merger of Rue Impériale into Eurazeo.

To coincide with the merger of Rue Impériale into Eurazeo, the two companies Union d'Études and d'Investissements (UI) and Idia Participations (both fully owned by Crédit Agricole S.A., either directly or indirectly) will transfer to Eurazeo their direct shareholdings in Fraikin Groupe, Bluebirds Participations (Eutelsat) and Veolia Environnement.

These asset transfers represent 12.6% of the share capital of Fraikin (the leading French long-term truck rental group), 6% of the share capital of Bluebirds Participation (which holds 23.6% of Eutelsat, the European communications satellite operator), and 0.6% of the share capital of Veolia Environnement. Crédit Agricole S.A. will remain a significant shareholder of Veolia Environnement following completion of this transaction. These asset transfers will enable Eurazeo to reinforce its own shareholdings in these three companies.

Crédit Agricole S.A. will consider new ideas for expanding its business relationships with Eurazeo.

As a result of the merger and asset transfers, Crédit Agricole S.A., which currently holds 23.62% of the share capital and 29% of the voting rights in Rue Impériale, will own 15.4% of this new entity's share capital and 20.1% of its voting rights. As a significant shareholder of the new entity, Crédit Agricole S.A. is confident that Eurazeo's management can enhance the value of the new entity, and wishes to continue its partnership with Rue Impériale's main shareholder group, led by Société Civile Haussmann-Percier:

- both parties have undertaken to maintain their current shareholdings until the date of Eurazeo's general meeting in spring 2010, which will approve the accounts for the 2009 financial year. However, Crédit Agricole S.A. can sell up to 50% of its holding in Eurazeo as from the date of the general meeting in spring 2008, which will approve the accounts for the 2007 financial year.
- Crédit Agricole S.A. will have two representatives on the combined entity's supervisory board.
- any proposed merger or de-merger of the new entity and any proposed transfer of Eurazeo's stake in Lazard LLC, beyond certain predefined economic conditions, will be subject to prior approval by both parties.

Before this transaction can go ahead, Rue Impériale's main shareholders will need to obtain the necessary approval from the relevant authorities.

Crédit Agricole S.A. (Belgique) – 50% owned by Crédit Agricole's Nord de France and Nord-Est Regional Banks and Crédit Agricole S.A. - acquires Europabank

(press release dated 2 April 2004)

Crédit Agricole S.A. (Belgique) today announces that it has reached an agreement with Dutch financial group Achmea to acquire Belgian bank Europabank.

In July 2003, Crédit Agricole's Nord de France and Nord-Est Regional Banks, together with Crédit Agricole S.A., acquired 50% of Crédit Agricole S.A. (Belgique)'s capital and voting rights, and a 66.7% economic interest in the unit.

The acquisition of Europabank strengthens these entities' presence in Belgium and will help them pursue their development in this country.

Social and environmental information at Crédit Agricole S.A.

Information about how the company deals with the social and environmental consequences of its activities, as required by the French NRE (new economic regulations) Act of 15 May 2001 (section L.225-102-1 of the French commercial code and decree 2002-221 of 20 February 2002), is contained in the Sustainable Development chapter on page 68 of the shelf-registration document.

Risk management within the Crédit Agricole S.A. group

Internal control

France's Financial Security Act *(Loi de Sécurité Financière or LSF)* of 1 August 2003 introduced new requirements for limited-liability companies and legal entities raising money from the public concerning the information they provide to shareholders and the market. Under this act, it is the task of the Chairman of the Board of Directors to inform the shareholders' meeting, in a report attached to the annual management report, of how the Board prepares and organises its work, and of which internal control procedures are followed by the company.
This new report by Crédit Agricole S.A.'s Chairman (duplicated below) contains information relating to the internal control procedures in force within the company.

Ethical compliance

Crédit Agricole S.A., its subsidiaries and the Regional Banks each have their own compliance department, employing a total of about 200 people (full-time equivalent).
In the Crédit Agricole S.A. Group, the compliance officers have an operational reporting line to the head of their business unit and a functional reporting line to the Group Compliance Officer, who is responsible for the compliance business line at Crédit Agricole S.A. and for co-ordinating the Regional Banks' compliance functions. He reports directly to Crédit Agricole S.A.'s General Secretary, and also heads up a Compliance Management Committee, created in early 2004.
Compliance officers have the following responsibilities:

- helping heads of business units to evaluate compliance and regulatory risks
- identifying measures that need to be taken to comply with codes of conduct set by regulations or by the Group
- drawing up guidelines with which Group entities and their staff must comply
- distributing these rules and instructions to staff, and organising training
- assisting heads of business units and staff in applying codes of conduct to specific situations
- ensuring compliance with rules, either directly or by delegating this task to specific staff as part of the Group's internal control system
- proposing sanctions for compliance failures.

The investment services and asset management subsidiaries have a more highly developed compliance function to meet the requirements of the supervisory authorities (the Autorité des Marchés Financiers in France).
Early in the second half of 2003, a Compliance Charter was drawn up covering all Directors and employees of the Crédit Agricole group. It was approved by Crédit Agricole S.A.'s Board of Directors on 17 July 2003.
In addition, as soon as the offer for Crédit Lyonnais closed, measures were taken to strengthen supervision of conflicts of interest and disclosure rules to adapt them to the new enlarged Group.
During the final quarter, work began on drawing up a strengthened compliance plan, as required by the French Banking Commission and the US Federal Reserve Board. This plan will be implemented gradually during 2004.

Asset and liability management

Structural financial risks

Financial risks are consolidated and managed by the Crédit Agricole S.A. group. These risks exist both at the level of Crédit Agricole S.A. parent company, by virtue of its role in organising financial relations with the Regional Banks, and at the level of its subsidiaries.
In order to optimise the management of its financial ratios, most financial risks are concentrated at the level of Crédit Agricole S.A. via a system of interest rate and liquidity matching.
Consequently, Crédit Agricole has a high level of financial cohesion, with limited dissemination of financial risks.
Crédit Agricole's Assets and Liabilities Committee is chaired by the Chief Executive Officer and reviews the following on a quarterly basis:

- Global interest rate management policy, setting risk limits for the Group and for the subsidiaries. It also guides business policy so as to match the duration and interest rate characteristics of the Group's deposits and lending effectively.
- Short- and medium-term funding policy in line with changes in liquidity risks.
- Changes in lending to subsidiaries.
- Structural and operational exchange rate positions and changes in those positions.

Global interest rate risk

Interest rate movements entail an interest rate risk for entities carrying a fixed or variable-rate receivable or debt. For balance sheet and off-balance sheet items, differences in duration and type of interest rate are identified in the form of maturity mismatch schedules.

The methods used to calculate these mismatches are analysed to ensure data are comparable and that they are aggregated at Group level.

The limits put in place at Group level and for each subsidiary set caps on these mismatches and hence on the resulting global interest rate risk.

The liabilities side of Crédit Agricole S.A.'s balance sheet records the deposits taken by all of the Regional Banks, with the exception of demand and time deposits. 50% of this amount is made available to the Regional Banks through 'mirror advances'. Crédit Agricole S.A. uses the remainder to fund 50% of the Regional Banks' medium and long-term lending (savings-advance mechanism). Crédit Agricole S.A. utilises balance sheet instruments such as bonds, and off-balance sheet instruments such as interest-rate swaps, to cover the resulting interest rate risks.

Due to the nature of their businesses, certain subsidiaries such as CAI, Sofinco, Ucabail, Lukas and EFL incur a global interest rate risk, which requires the setting of limits. Their positions are periodically consolidated at the Crédit Agricole S.A. level and are presented to the Assets and Liabilities Committee.

At 31 December 2003, the risk of loss for 2003 in the event of an adverse 1% movement in interest rates would have represented less than 1% of prudential capital.

At 31 December 2003, the cumulative, undiscounted risk of loss for the next ten years in the event of an adverse 1% movement in interest rates would represent less than 10% of prudential capital.

Liquidity risk

Like all credit institutions, Crédit Agricole S.A. and its subsidiaries are at risk of lacking sufficient funds to honour their commitments at the due date. This risk may materialise, for example, in the event of massive withdrawals from customer passbook accounts, or a crisis of confidence or general shortage of liquidity in the market. Liquidity risk is managed by:

- measuring this risk by analysing amortisation of the bank's funding and lending in light of contractual or modelled repayment schedules, in order to identify amounts payable across a range of maturity dates, which vary over time;
- matching the shortest-term resources to liquid assets.

Crédit Agricole S.A. manages global liquidity for the Crédit Agricole Group as a whole via the latter's internal financial organisation.

- 50% of the Regional Banks' medium and long-term lending is funded by advances from Crédit Agricole S.A., while Crédit Agricole S.A. centralises medium and long-term savings. The Regional Banks thus incur no liquidity risk on the portion of the savings-advance mechanism managed by Crédit Agricole S.A.
- Funding surpluses and shortfalls arising from the Regional Banks' money market transactions are transferred to the books of Crédit Agricole S.A., which manages the resulting liquidity risk.

Similarly, Crédit Agricole S.A. matches the Group subsidiaries' liquidity requirements. Crédit Agricole S.A.'s commitments to its subsidiaries in this respect are formalised in refinancing agreements.

This system allows Crédit Agricole S.A. to manage its liquidity risk and comply with the prudential rules on liquidity. The liquidity ratio corresponds to the ratio between cash and short-term assets on the one hand, and short-term liabilities on the other. This is calculated on a monthly basis, the minimum threshold being 100%. It includes prudential capital and is not consolidated. At 31 December 2003, Crédit Agricole S.A.'s liquidity ratio was 129% (versus 167% at 31 December 2002).

Moreover, Crédit Agricole S.A. has further covered its long-term funding requirements via its Euro Medium Term Notes (EMTN) programme, through which it has issued €2.8 billion, including €2.1 billion of bonds and €2.4 billion of Tier 1 paper. These issues form part of the programme to refinance the acquisitions of Crédit Lyonnais and Finaref.

Currency risk

Given the financial structure of the Crédit Agricole Group, the Regional Banks match their foreign currency assets and liabilities through Crédit Agricole S.A., thus immunising themselves from currency risk.

Crédit Agricole Indosuez takes operational foreign exchange positions in its currency trading activities. The limits on these positions are set and controlled by Crédit Agricole S.A.'s Risk Management Division. The capital requirement of CAI and Crédit Lyonnais' Financing and Investment Banking (BFI) unit with respect to their operational currency risk amounted to €116 million at 31 December 2003 (versus €93 million one year earlier for CAI alone).

The capital requirement at the Crédit Agricole S.A. Group's level totalled €116 million at 31 December 2003, compared with €94.7 million at 31 December 2002.

Overall, Crédit Agricole S.A. consolidates all currency positions generated by the various activities of the Crédit Agricole Group and manages the resulting net position.

Management of counterparty, market, operational and other risks

Introduction

The Group's risk management is handled by the Risk Management Division, which has been reorganised following the integration of Crédit Lyonnais. This department reports to the CEO, and its task is to control counterparty, market and operational risks.

- Counterparty risk arises when a customer is no longer able to honour its obligations to a Group entity.
- Market risks refer to a potential risk of loss on an interest rate, foreign exchange, equity or commodity position in the event of a sudden adverse change in market parameters.
- Operational risk is the risk of damage either resulting from the inadequacy or failure of organisation, procedures, people or information systems, or arising from external events.

Crédit Agricole S.A. is not directly exposed to counterparty risk on the operations of the Regional Banks. As credit institutions in their own right, the Regional Banks are fully responsible for transactions initiated by them. However, in its capacity as lead institution of the Crédit Agricole Group, Crédit Agricole S.A. guarantees the liquidity and solvency of its network, the Regional Banks chief among them. Crédit Agricole S.A. thus carries the risks of the Regional Banks indirectly. Accordingly, comparative figures for Crédit Agricole Group risk exposures are provided alongside those for Crédit Agricole S.A. and its subsidiaries presented in this section.

In the second half of 2003, an action plan was implemented to harmonise risk measurement methods, steering structures and information systems, and to unify the management of the Group's cross-discipline projects, and particularly the Basle II project. This plan will continue in 2004.

The Group's risk management organisation

The Group's risk management organisation has been adjusted following the merger with Crédit Lyonnais. The new organisation is based on the following entities:

- An integrated business line overseen by the Group Risk Management Department (GRMD)
- Committees that validate the strategies and methods applied within Crédit Agricole S.A.

The Group Risk Management Department (GRMD) has four main sections: three in charge of counterparty, market and operating risk respectively and one in charge of supervising subsidiaries. Each subsidiary has a Risk Management Department with a similar structure. Each subsidiary or business line's Risk Management Officer reports to the Group Risk Management Officer and to the CEO of the subsidiary or business line concerned.

Regional Bank risks and Crédit Agricole S.A.'s duties as lead institution are monitored by a specific department reporting to the Deputy Chief Executive who supervises the Regional Banks segment.

The Group's risk policy is defined and monitored by two committees: the Group Risk Management Committee (GRMC) and the Standards and Methodology Committee (SMC).

The Group Risk Management Committee (GRMC) has the following tasks:

- setting the overall direction of the Group's risk management policy
- validating risk management strategies presented by each business line, particularly credit and market risk limits
- examining sensitive risks and provisions
- monitoring the progress of cross-discipline projects, particularly the Basle II project

The GRMC is chaired by the CEO, and meets once a month in the presence of the heads of each Business Line.

The SMC is chaired by the Group Risk Management Division, and has the following tasks:

- validating the main risk measurement methods
- making or validating decisions about information system architecture
- carrying out operational management of cross-discipline projects, particularly the Basle II project.

Risk monitoring procedures within Crédit Agricole S.A. and its subsidiaries

Each subsidiary or business line's risk management department is independent from the front office, and reports to the CEO of the subsidiary or business line concerned. The subsidiaries and business lines monitor and control counterparty, market and operating risks according to the principles of subsidiarity and delegation defined above. Each subsidiary and business line has the resources to manage its risks, and has set up the organisation, processes and tools that meet its requirements.

However, subsidiaries and business lines are under an obligation to give full disclosure to the Group Risk Management Department (GRMD) and to provide early warning of untoward developments. Accordingly, there are operational contracts between the GRMC and Crédit Agricole S.A.'s subsidiaries and business lines that set out each entity's

responsibilities in terms of risk prevention, management and monitoring, as well as their early warning and reporting duties. This control system will be extended to Crédit Lyonnais subsidiaries and business lines as they are merged with the Crédit Agricole S.A. subsidiaries operating in the same business line.

Each subsidiary and business line works with the GRMD to define its risk strategy, which is then validated by the GRMC. These risk strategies define the boundaries within which subsidiaries and business lines are authorised to develop their activities.

The Regional Banks' risk monitoring system

The Regional Banks are credit institutions in their own right, and their management teams assume full responsibility for their management.

Banking regulations concerning risk apply to each Regional Bank. The Regional Banks are therefore individually responsible for complying with solvency ratios along with rules concerning the division of risks and internal control.

However, in accordance with regulation 2001-03 of the French banking regulator *(Comité de la Réglementation Bancaire)*, Crédit Agricole S.A. declares the major risks faced by the Crédit Agricole group on a consolidated basis.

Major credit risks borne by the Regional Banks must be presented to Foncaris, a credit institution that is a 100%-owned subsidiary of Crédit Agricole S.A. After examining these risks, Foncaris may decide to guarantee them, generally at 50%. Each Regional Bank determines, for a period of six years, the threshold beyond which its exposures are eligible for coverage by Foncaris. The upper limit of this threshold is equal to 20% of the Regional Bank's capital. Optionally, it may be set at 10% or 5% of this capital, or at an absolute nominal amount. In the latter eventuality, the minimum threshold allowed is €12 million. Since 1 July 2001, the Regional Banks have also had the possibility of opting for a mechanism designed to attenuate the impact of these thresholds on the guarantee provided by Foncaris.

The Regional Banks pay a contribution to Foncaris in return for its guarantee. This contribution is calculated by applying a contribution coefficient – based on the quality of the counterparty (measured by its rating), guarantees provided, the duration of the loan, and the extent to which the risks are shared with other banks – to a base equal to the Regional Bank's outstandings plus a quarter of unused but confirmed limits.

When Foncaris receives a guarantee application from a Regional Bank whose total exposure to a given counterparty or group of related counterparties meets the eligibility criterion, the case is transmitted to its application examiners for review. The latter then submit a report to a committee with the power to decide on the case. In the event of default, the Regional Bank is indemnified for 50% of its residual loss, after application of sureties and after having exhausted all other avenues.

The Basle II project

The implementation of the Basle II project, which began in 2001 at Crédit Agricole and Crédit Lyonnais, continued in 2003. When the two institutions merged, work was progressing in line with the timetable set by the regulator for introducing the reform. Both institutions aimed to adopt risk evaluation methods initially using the 'foundation' method in corporate banking and Financing and Investment Banking, and the 'advanced' method in retail banking.

In corporate banking and Financing and Investment Banking, the two institutions have rating tools that are similar in principle, featuring quantitative and qualitative criteria and written procedures setting out the rating methodology, implementation rules and controls to be carried out. These methodologies and tools are implemented and used operationally by the various business lines. In addition, the two institutions have carried out work to implement back-testing tools and to collate the historical data required as the basis for Basle measurement parameters under the IRB (internal ratings based) approach. The two institutions also have group-level benchmarks. Control systems intended to ensure data quality and reliability have also been designed. These systems include an audit trail, control indicators, early-warning procedures and tools, procedures for reconciling accounting data with risks, procedures for managing and administrating data, and specific procedures for rating monitoring.

More specifically, Crédit Agricole S.A. and its subsidiaries embarked on the SIRIS (Risk Information System) project in 1999. This has entailed the harmonisation of all benchmarks and criteria relating to third parties, products and risk categories, as well as the harmonisation of data exchange standards, which has improved risk monitoring quality. In 2003, the Regional Banks started the joint development of a credit risk monitoring and management system (ARCADE) that produces harmonised aggregates and risk indicators. ARCADE is set to be implemented in all Regional Banks in early 2005. This system will automatically calculate the data required for regulatory credit reports, particularly those concerning the forthcoming Basle II solvency ratio, in all Regional Banks.

Crédit Lyonnais has introduced Basle II-compliant systems that enable it to consolidate its commitments in a uniform manner within its financing and investment banking business. The data, processing techniques and benchmarks

required for Basle calculations have been harmonised within the bank's various entities, and comply with centrally-defined principles.

In the retail banking business, the Crédit Agricole Group has developed an internal rating method along with national risk evaluation models for each rating class. A rating system (known as LUC) to set the parameters for the risk models and to carry out monthly calculations of regulatory data is currently being rolled out across the Regional Banks. The Crédit Agricole Group has also defined the principles of a data reporting system for back-testing purposes. Crédit Lyonnais has updated its scoring systems (IRPAR, IRPRO), which have been in place since 1990, and has started to adapt its information systems in order to complete the data required under Basle II and make them more reliable. Back-testing tools have been developed, and are now operational. As regards operating risks, the Crédit Agricole Group has drawn up Group benchmarks and has continued the gradual roll-out of the KRONOS system, which covers operating risk standards, organisation and systems. The system includes a methodological guide, an implementation procedure, office software, a tool for the unified evaluation of operating risks for management and analysis purposes (EUROPA), a tool to collect information on incidents and losses, and a capital calculation tool. In 1999, Crédit Lyonnais set up a specific organisation dedicated to managing operating risk, comprising a central team reporting to the group risk management department and a network of correspondents in the various entities. The system includes crisis management measures and business continuation plans, risk-mapping techniques for the various entities, the collection of data on losses and the calculation of regulatory capital.

In mid-2003, following the structural changes caused by the merger with Crédit Lyonnais, the organisation of the Basle II project was altered to include one special project structure for the Regional Banks and one for Crédit Agricole S.A. The two projects are autonomous, although care is being taken to ensure consistency on certain critical issues, particularly the consistency of internal ratings applied to customers shared by Crédit Agricole S.A. and the Regional Banks. To ensure this consistency, a Group co-ordination committee has been set up.

Within the Crédit Agricole S.A. group, there are two levels of organisation and management for this project.

- At the central Group level, Crédit Agricole S.A. sets common directions and standards. These common principles are submitted for approval to a steering committee reporting to the Group Risk Officer. This committee consists of the representatives of the main subsidiaries and business lines, and representatives of the finance and IT departments.
- At each subsidiary and business line, a Basle II officer nominated by the Risk Management Department is in charge of successfully implementing the project within his/her entity, in line with the strategy set for the Group.

Work has been organised into three main sub-projects: (i) Credit Risk – Methodology, (ii) Credit Risk – Information Systems and (iii) Operating Risks. In each sub-project, a cross-discipline co-ordinator representing the Group Risk Management Department (GRMD) assists the various business lines in their work and ensures that the methods developed and the tools and systems implemented are consistent with each other and comply with Group standards.

The Group Financial Division has been put in charge of the ALM Pillar II and Regulatory Reporting sub-projects.

As regards the Regional Banks, changes have been made to the pilot concerning their Benchmark Information Systems (BIS). The pilot lasted throughout 2003, and led to the development of internal rating models for the various asset classes, and of tools that 'encapsulate' these models. These tools were tested by several Regional Banks and are now being rolled out across all the Regional Banks. The steering committee, which brings together the Regional Banks' CEOs, has been strengthened, and now includes the BIS chairmen. In particular it monitors the progress of the roll-out, while technical committee meetings, bringing together the Crédit Agricole S.A. departments involved and the BIS CEOs, are held every month to ensure the very tight roll-out timetable is respected.

Counterparty risks

Definition and general principles

A counterparty risk occurs when a counterparty is unable to honour its obligations and when the book value of these obligations is positive. The counterparty may be a bank, an industrial or commercial enterprise, a government and its various entities, an investment fund, or a natural person.

The risk may be recognised in the balance sheet (in the form of a loan, debt security or deed of property), or off-balance sheet (e.g. a performance exchange contract, performance bond or unused confirmed commitment). This risk also comprises the settlement risk inherent in any transaction entailing an exchange of cash or physical goods outside a secure settlement system.

General principles

- The principle of a risk limit applies to all types of counterparty, whether business enterprises, banks, financial institutions, governmental or quasigovernmental entities. Furthermore, country-by-country ceilings apply to risk situations in respect of counterparties that are controlled or resident in non-G10 and non-EEA countries.
- Rules for dividing and limiting exposures are used, particularly to ensure that commitments on the principal counterparties of Crédit Agricole S.A. and its subsidiaries do not reach the regulatory threshold of 25% of consolidated capital.
- A structured loan application review procedure is used. All lending decisions are made either by a decision-making committee or by an officer appointed for that purpose with the formal approval of the risk management business line. Moreover, the risk measurement and monitoring system operates through a first-and second-level control system, together with a reporting procedure and regular communication of information to internal and external authorities.
- Exposures in breach of lending limits are monitored.
- Sensitive items are monitored individually, via early identification of problems, e.g. payment incidents or changes in the debtor's financial position, and tracked on a quarterly basis by special-purpose committees which develop suitable action plans to cover potential risks.
- Periodic portfolio reviews of each operating unit are carried out, to identify situations where the risk has deteriorated, update the counterparty's rating or revise the risk management strategy.
- Reports are drawn up on the major exposures of Crédit Agricole S.A. and its subsidiaries. Within the framework of the Group Risk Management Committee, the Group Risk Management Department draws up a quarterly review of Crédit Agricole S.A.'s commitments on the Group's top 100 non-bank customers, and of limits on the largest banks, and presents this review to the CEO.

When Crédit Lyonnais was integrated into the Group, these principles were adjusted to take account of the new situation.

- The decision-making authorities of the CAI and Crédit Lyonnais Financing and Investment Banking segment were merged, and a joint Counterparty Risk Committee was set up for risk-taking decisions. In this segment, a Strategy and Portfolio Committee also validates strategies for each business line and manages the resulting portfolios.
- In the leasing segment, the decision-making process was altered, and now requires consultation or a joint decision depending on the amount of the commitment made by all operating entities in this segment.
- The Group Risk Management Committee presented an analysis of the new Group's exposures, in terms of the amount and consumption of economic capital, in the weeks following the transaction. This analysis is being updated on a quarterly basis, and forms the basis of an active policy to reduce risk concentrations resulting from the merger.

Measurement methods

The Standards and Methodology Committee's task is to validate, harmonise and distribute risk measurement and management standards and methods. To this end, the Committee validates proposals to harmonise standards and methods, made necessary by the changes in structure arising from the Crédit Lyonnais acquisition. The harmonisation of methods used as part of the Basle II project is one of the Committee's priorities.

As regards counterparty risk, both Crédit Agricole and Crédit Lyonnais had previously set up an internal rating system. Within these two entities, ratings are proposed by the officer responsible for commercial relationships with the counterparty concerned, and are verified after due discussion by the risk management units and validated by the decision-making authority (committee or officer). In general, the rating takes into account financial and qualitative criteria. Detailed rating methods are currently being harmonised on a portfolio-by-portfolio basis.

The widespread roll-out of an internal rating system has enabled the Group to set up a counterparty risk management system based on Basle II-type indicators. In particular, in the Financing and Investment Banking businesses, measurements of the cost of risk, economic capital and risk-adjusted return are used during the decision-making process concerning the granting of loans, the definition of risk strategy and the setting of limits per sector, country and counterparty.

As regards measuring counterparty risk on capital market transactions, Crédit Agricole S.A. and its subsidiaries use an internal method of estimating the underlying risk of off-balance sheet instruments (such as swaps and derivatives). The risk basis is calculated by taking the sum of the positive market value of the instrument and applying an add-on coefficient to the nominal amount. This add-on represents the potential credit risk arising from the change in market value of derivative instruments during their residual lifespan. The add-on coefficient is calculated on the basis of the type and residual lifespan of the instrument, based on a statistical observation of movements in its underlying. Crédit Agricole S.A. and its subsidiaries use this method for the internal management of counterparty risk, and it differs from the regulatory approach used to meet the measurement

requirements of European and international solvency ratios. Crédit Lyonnais' Financing and Investment Banking businesses now monitor counterparty risk on capital market transactions using Crédit Agricole S.A.'s internal method.
In order to reduce exposure to counterparty risk on derivative instruments, Crédit Agricole S.A.'s investment banking business – via Crédit Agricole Indosuez and Crédit Lyonnais/BFI – arrange collateralisation contracts with their counterparties.

Diversification of risks

Crédit Agricole S.A. and its subsidiaries seek to diversify their risks in order to limit their exposure to credit or counterparty risks, especially in the event of a crisis in a particular industry or country. They regularly monitor their total commitments (applying the methodologies described above, depending on type of exposure) by counterparty, transaction portfolio, economic sector and country. Portfolios are managed actively within the Financing and Investment Banking segment. Market instruments – such as credit derivatives, CLOs etc. – are used to reduce and diversify counterparty risks, enabling the Group to optimise its use of capital.

Monitoring major counterparty risks

The total consolidated commitments of Crédit Agricole S.A. and all its subsidiaries are monitored by counterparty and group of related counterparties. A group of related counterparties is a set of French or foreign legal entities that are connected, regardless of their status and economic activity, in such a way that the total exposure to this group can be measured on the basis of exposure to one or more of these entities. Commitments to a counterparty or group of counterparties include all loans granted by Crédit Agricole S.A. and its subsidiaries, but also corporate financing operations, bond portfolios, off-balance sheet commitments and counterparty risks relating to capital market transactions. Exposure limits for counterparties and groups of counterparties are recorded in each subsidiary or business line's internal information systems.
Each operating entity reports the amount of its commitments, with a breakdown by category of risk, to the Group Risk Management Department every quarter if the accumulated exposure to a single counterparty or group of related counterparties exceeds the lower of 10% of Tier 1 capital or € 100 million and, regardless of the foregoing, reports its ten largest exposures. Exposures to major non-bank counterparties, i.e. those on which the aggregate limits of Crédit Agricole S.A. and its subsidiaries exceed € 300 million, are the subject of specific reports given to the Group Risk Management Department, with a view to being monitored by the GRMC.

At 31 December 2003, total on-and off-balance sheet risks relating to these major counterparties at Crédit Agricole S.A. and its subsidiaries amounted to approximately € 76 billion, concerning around 100 groups (based on management reports, including risks stated gross, before any guarantees on lending, securities and market transactions). Risk exposure to the ten largest groups totalled approximately € 24.5 billion.
At the Regional Banks, major counterparty risks are monitored mainly via the Foncaris subsidiary. At 31 December 2003, Foncaris guaranteed 50% of the Regional Banks' € 6.6 billion of exposure to major counterparties. As a result, commitments at this date totalled € 3.3 billion. Foncaris' exposure to its ten largest counterparties represented a third of its total commitments.

Monitoring country risks

Country risk is the risk that economic, financial, political or social conditions in a foreign country will affect the bank's financial interests. It does not differ in nature from 'elementary' risks (credit, market and operating risks). It constitutes a set of risks resulting from the bank's vulnerability to a specific political, macroeconomic and financial environment.

Tasks and organisation

The Group manages and controls its country risks according to the following principles.

- Activities exposed to country risk are defined and identified through the development and monitoring of analytical country risk management tools.
- Acceptable country risk exposure limits are determined through annual reviews of country strategies, depending on the portfolio's vulnerability to country risk. This degree of vulnerability is determined by the type and structure of transactions, the quality of counterparties and the term of commitments. These exposure limits may be reviewed more frequently if developments in a particular country make this necessary. These strategies and limits are validated by the Strategy and Portfolio Committee of the Financing and Investment Banking segment and the Group Risk Management Committee (GRMC).
- Country risk is evaluated on a regular basis through the issue and quarterly updating of ratings on each country to which the Group is exposed. These ratings are based on various criteria (economic, financial, political, crisis scenarios) developed according to the bank's own methodology. Specific events may cause ratings to be adjusted before the next quarterly review. A common rating system for the new Group has been in place since the third quarter of 2003.

- The Financing and Investment Banking segment's Country Risk Department validates transactions whose size, maturity and country risk exposure may potentially affect the quality of the portfolio.
- Country risk exposure is monitored and controlled in both quantitative (amount and term of exposure) and qualitative (portfolio vulnerability) terms through specific and regular reports on all country risk exposures, which are given to the Group Risk Management Department.
- General country risks are determined according to a process that factors in the likelihood of a crisis in a given country – reflected in its rating – and of a loss in the event of a crisis, calculated on the basis of portfolio vulnerability.

In terms of risk policy, the Group aims to stabilise its exposure and favour transactions that are least vulnerable to country risk, as part of a dynamic portfolio analysis process. The quality of the portfolio continued to improve in 2003, due to a general easing of risk in emerging-market countries, and as a result of rating upgrades for certain large countries. Efforts to favour transactions that carry less exposure to country risk, either through their type or structure, also paid off.

Countries where there the economic or political situation or developments are potentially worrying are monitored closely in terms of both ratings and the management of the Group's exposure limits and exposures.

Developments in 2003

Exposure to emerging-market countries, mainly denominated in USD, increased by 13% in 2003. This exposure was fairly concentrated, since 31 countries accounted for 90% of the portfolio. However, portfolio quality was acceptable, with almost 60% in investment-grade countries. The portfolio was dominated by two geographical zones: Asia and the Middle East.

The portfolio was adjusted dynamically in order to take into account certain positive and negative expected developments.

Latin America

Country risk exposure in this region fell sharply due to a conservative and selective approach to transactions in 2003, although there were variations between individual countries.

- The Group continued to reduce exposure to Argentina, which totalled USD 262 million at the end of the year (excluding fully-provisioned doubtful debts).
- An effort was made to limit exposure to Venezuela, which totalled USD 155 million at end-2003.
- The Group maintained its increased monitoring of exposure to Brazil, which totalled USD 677 million at the end of the year.

Asia

Activity in this region was buoyant overall, and the bank continued to focus its activity on the highest-rated countries (South Korea, China and India). Exposure to the Philippines, where there are grounds for concern, was reduced by 16% to USD 366 million. The bank's exposure to this region increased by 7%.

Middle East and North Africa

Although the Group continued to monitor this region closely, the easing of geopolitical tension and the stabilisation of oil prices at a high level led to an increase in exposure. The bank remained highly vigilant on Lebanon and Egypt.

Central and Eastern Europe

The relative political and economic stability in the region – several of whose countries will enter the European Union in 2004 – meant that transactions continued to take place in acceptable country risk conditions. The improving situation in Russia led to an increase in exposure to this country, to USD 862 million, although this most of this exposure relates to transactions that have features to reduce country risk and relatively short maturities.

Country risk provisions

At end-2003, general country risk provisions totalled €753 million as opposed to €865 million in the pro forma 2002 accounts. The sharp fall in the dollar against the euro led to a negative currency effect of around €75 million.

The Group had overall Brady Bond exposure of USD 1,323 million, mainly concerning Brazil and Argentina. A discount of USD 194 million was recorded on these bonds at end-2003 in order to mark them to market.

Portfolio analysis

Net values featuring on the balance sheet of Crédit Agricole S.A. and subsidiaries

Net exposure (1)	31 December 2003 € m	31 December 2003 % of total	Pro forma 31 December 2002 € m	Pro forma 31 December 2002 % of total	Change
Lending to customers	**148,420**	**58%**	**152,264**	**57%**	**-2.5%**
of which Crédit Lyonnais	90,052	67%	89,724	69%	+0.4%
Lending to credit institutions	**94,354**	**37%**	**100,656**	**38%**	**-6.3%**
of which Crédit Lyonnais	38,698	29%	34,183	26%	+13.2%
Leasing	**13,033**	**5%**	**12,642**	**5%**	**+3.1%**
of which Crédit Lyonnais	5,968	4%	5,979	5%	-0.2%
Total Crédit Agricole S.A. and subsidiaries	**255,807**		**265,562**		**-3.7%**
of which Crédit Lyonnais (2)	134,718		129,886		+3.7%

Source: data partly taken from management reports

(1) Values featuring on the balance sheet are net of provisions
(2) The scope of lending to customers (including leasing) and lending to credit institutions has been adjusted to ensure comparability between Crédit Lyonnais and Crédit Agricole S.A. As a result, the Crédit Lyonnais figures do not include uncategorised amounts or unleased fixed assets.

Net exposure fell by €9.8 billion, or by 3.7% with respect to the pro forma end-2002 figure. This was mainly due to the fall in lending to customers (-2.5%) and in lending to credit institutions (-6.3%), resulting principally from movements in the euro/dollar exchange rate. Overall, net exposure in these three categories remained relatively stable.

Breakdown of gross outstandings at Crédit Agricole S.A. and subsidiaries by geographical zone

Gross outstandings (1) (in millions of euros)	31 December 2003	% of total	Pro forma 31 December 2002	Change
France (including overseas departments and territories)	**104,436**	**40%**	**106,626**	**-2%**
of which Crédit Lyonnais	57,456	42%	57,372	+0.1%
Other European Economic Area (EEA) countries	**46,827**	**18%**	**49,800**	**-6%**
of which Crédit Lyonnais	9,059	7%	11,683	-22%
Rest of Europe	**6,921**	**3%**	**7,280**	**-5%**
of which Crédit Lyonnais	1,723	1%	1,324	+30%
North America	**13,363**	**5%**	**22,036**	**-39%**
of which Crédit Lyonnais	8,481	6%	12,326	-31%
Central and South America	**5,342**	**2%**	**6,177**	**-14%**
of which Crédit Lyonnais	1,563	1%	1,784	-12%
Africa and the Middle East	**10,250**	**4%**	**9,652**	**+6%**
of which Crédit Lyonnais	3,454	3%	2,954	+17%
Asia and Pacific (excluding Japan)	**8,240**	**3%**	**9,966**	**-17%**
of which Crédit Lyonnais	2,926	2%	3,184	-8%
Japan	**5,237**	**2%**	**9,353**	**-44%**
of which Crédit Lyonnais	1,205	1%	1,341	-10%
Sub total, categorised	**200,616**	**77%**	**220,890**	**- 9%**
of which Crédit Lyonnais	**85,867**	62%	**91,968**	**-6.6%**
International organisations and uncategorised (2)	**40,656**	**16%**	**30,958**	**+31%**
of which Crédit Lyonnais	40,656	29,5%	30,958	+31%
Leasing, factoring and similar	**19,189**	**7%**	**18,063**	**+6%**
of which Crédit Lyonnais	11,027	8%	10,156	+9%
Receivables from subsidiaries	**1,712**	**1%**	**2,310**	**-26%**
of which Crédit Lyonnais	540	0,5%	646	-16%
Total	**262,173**		**272,221**	**-3.7%**
of which Crédit Lyonnais	**138,090**		**133,728**	**+3.3%**

Source: data partly taken from management reports

(1) Scope: gross on-balance sheet outstandings relating to Crédit Agricole S.A. and subsidiaries' transactions with customers and credit institutions, categorised by country of residence. The country of residence is the country in which the counterparty carries out its activity.
- Gross outstandings are restated for intra-group exposure.
- To ensure comparability, Crédit Lyonnais' gross outstandings are stated net of uncategorised amounts (€ 361 million) and unleased fixed assets (€ 136 million).

(2) Of which € 35,928 million represents securities received under repo agreements at Crédit Lyonnais net of intra-group items.

The breakdown of outstandings by country of residence shows that the balance has shifted to Western Europe, and that there is broad diversification in other, more risky zones. Gross outstandings categorised by geographical zone fell by 9% in 2003. This was mainly due to the decline in the dollar during the period. Other factors were as follows.

- In North America, the Group followed a policy of reducing outstandings in early 2003. This was accompanied by the fall in the dollar in the second half. At the same time, the Group implemented a strategy of reducing risk through hedging (securitisation, collateralisation, CLOs etc.), particularly in sensitive sectors affected by the economic environment such as energy, aerospace, hotels and telecoms.
- In Asia, the Group continued to reduce exposure despite the economic recovery in the second half.
- In Japan, the fall in outstanding loans to customers was offset by an increase in securities positions and in off-balance sheet commitments following changes in the instruments used to cover exposure. The strategy in Japan remained unchanged.

Most of the Crédit Agricole S.A. Group's outstandings are in Western Europe, which account for 58% of on-balance sheet outstandings. France accounts for 40% of the total, and more than half of this is the result of the integration of Crédit Lyonnais, particularly its French network comprising private individuals and professional customers. Outside France and the EEA, outstandings are well diversified, with no country accounting for more than 5% of the total.

Breakdown of gross outstandings at Crédit Agricole S.A. and subsidiaries by type of customer

Gross outstandings (1) (in millions of euros)	31 December 2003	% of total	Pro forma 31 December 2002	Change
Central government, government agencies and local authorities	**6,002**	**2%**	**7,021**	**-15%**
of which Crédit Lyonnais	1,945	1%	1,937	+0.4%
Financial institutions	**72,832**	**28%**	**90,429**	**-19%**
of which Crédit Lyonnais	10,348	7%	12,454	-17%
Private individuals and professionals	**57,912**	**22%**	**46,762**	**+24%**
of which Crédit Lyonnais (2)	36,714	27%	32,922	+11.5%
Farmers	**46**	**-**	**31**	**+48%**
of which Crédit Lyonnais	-	-	-	-
Companies and other economic agents (including insurance companies)	**64,996**	**25%**	**78,311**	**-17%**
of which Crédit Lyonnais	36,860	27%	44,655	-17.5%
Sub total, categorised	**201,788**	**77%**	**222,554**	**-9%**
of which Crédit Lyonnais	**85,867**	**62%**	**91,968**	**-6.6%**
Leasing and factoring	**19,189**	**7%**	**18,063**	**+6%**
of which Crédit Lyonnais	11,027	8%	10,156	+9%
Uncategorised amounts (3)	**41,196**	**16%**	**31,604**	**+30%**
of which Crédit Lyonnais	41,196	16%	31,604	+30%
Total	**262,173**		**272,221**	**-3.7%**
of which Crédit Lyonnais	**138,090**		**133,728**	**3.3%**

Source: data partly taken from management reports.

(1) Scope: gross on-balance sheet outstandings relating to Crédit Agricole S.A. and subsidiaries' transactions with customers and credit institutions, categorised by type of customer.
- Gross outstandings are restated for intra-group exposure.
- *To ensure comparability, Crédit Lyonnais' gross outstandings are stated net of uncategorised amounts (€ 361 million) and unleased fixed assets (€ 136 million). Pro forma 2002 outstandings do not include Finaref.*

(2) *Private individuals and professionals include Crédit Lyonnais' French network and Finalion.*

(3) Uncategorised amounts include receivables from subsidiaries and securities received under repo agreements from Crédit Lyonnais net of intra-group exposure.

The breakdown of Crédit Agricole S.A.'s overall outstandings by customer type shows a shift towards private individuals and professionals, which account for 22% of the total following the integration of the private individual and professional customers of Crédit Lyonnais' French network, as opposed to 9% excluding this integration.

As well as the integration of Crédit Lyonnais' French network, this change is also the result of the integration of Finaref (consumer credit subsidiary) and the policy of reducing exposure to companies in risky sectors and regions, as explained above.

Exposure to each of the three main customer categories – companies, private individuals/professionals and financial institutions – is similar, at below 30% (between 22% and 28%).

Breakdown of on-balance sheet gross outstandings by economic sector

Gross outstandings (in millions of euros)	Outstandings at 31 December 2003	% of total
Aerospace	5,010	7%
Food	3,560	5%
Insurance	955	1%
Automotive	2,285	3%
Other non-bank financial activities	2,682	4%
Other industries	1,906	3%
Other transport	1,671	2%
Wood, paper and packaging	858	1%
Construction	1,269	2%
Retail and consumer goods	7,335	10%
Miscellaneous	7,169	10%
Energy	9,528	13%
Property	4,560	6%
Heavy industry	4,017	5.5%
IT and technology	1,852	2%
Shipping	4,906	7%
Media and publishing	1,773	2%
Healthcare and pharmaceuticals	1,077	1%
Public sector – non-traded services	5,447	7.5%
Telecoms	3,097	4%
Tourism, hotels and restaurants	2,584	3%
Traded services (utilities)	628	1%
Total	**74,169**	

Source: risk exposure basis.

Scope: gross on-balance sheet outstanding loans to industrial and commercial companies (excluding interbank transactions) by Crédit Lyonnais and Crédit Agricole Indosuez's Financing and Investment Banking units.

A large portion of these outstandings continues to be concentrated in the energy industry – both in the upstream production and downstream trading segments – which accounts for 13% of gross on-balance sheet outstandings as defined above. However, the aggressive policy implemented in 2003 led to a sharp reduction in exposure to the energy industry, with Crédit Lyonnais' exposure falling 25.3% relative to end-2002. The policy also led to a more diversified customer base and a gradual shift in the portfolio, with the aim of optimising the portfolio on the basis of Basle II criteria:

- in geographical terms, with a sharp reduction in exposure to the USA and an increase in exposure to other parts of the world
- in sector terms, with exposure to the electricity and gas sectors reduced in favour of the oil and gas production and processing sectors, which are less risky and profitable.

The retail sector accounts for 10% of total outstandings, and includes major retailers. The application of concentration limits enables the Group to monitor risks closely on these customers.

Local authorities rank fourth, due to Crédit Agricole's close relations with them, accounting for 7.5% of total outstandings. All other sectors account for less than 7% of total outstandings each. The telecoms, aerospace and hotels sectors remain sensitive to the economic environment, and are monitored closely. Most of the finance provided to the aerospace industry is guaranteed by export credit agencies, and most net lending is secured against aircraft.

In the telecoms industry, the lending policy led to a general improvement in the quality of telecoms operator and cable operator customers. Operators' improved operating performance and financial positions increased their access to the financial markets.

The Group closely monitored its telecoms portfolio, and maintained a cautious, selective approach to new transactions, in order to maximise profitability and return on assets.

Breakdown of off-balance sheet gross outstandings by economic sector

Gross off-balance sheet outstandings (in millions of euros)	Outstandings at 31 December 2003	% of total
Aerospace	2,212	3%
Food	2,890	3.5%
Insurance	3,879	5%
Automotive	6,185	8%
Other non-bank financial activities	6,876	8%
Other industries	3,707	4.5%
Other transport	1,794	2%
Wood, paper and packaging	656	1%
Construction	3,299	4%
Retail and consumer goods	6,376	8%
Miscellaneous	3,481	4%
Energy	10,605	13%
Property	3,095	4%
Heavy industry	5,796	7%
IT and technology	3,314	4%
Shipping	1,237	1.5%
Media and publishing	1,924	2%
Healthcare and pharmaceuticals	2,326	3%
Public sector – non-traded services	4,165	5%
Telecoms	3,824	5%
Tourism, hotels and restaurants	1,275	1.5%
Traded services (utilities)	2,594	3%
Total	**81,510**	

Source: risk exposure basis

Scope: gross off-balance sheet outstanding loans to industrial and commercial companies (excluding interbank transactions) by Crédit Lyonnais and Crédit Agricole Indosuez's Financing and Investment Banking units.

These risks mainly concern technical guarantees (bid, performance, return of downpayment, etc.), documentary credits, undrawn portions of confirmed credit lines, back-up lines, stand-by letters of credit and securities pledged but not delivered.

Exposure (on- and off-balance sheet) to the top ten economic sectors totalled €99.5 billion at end-2003, equal to 64% of the total figure of €155.7 billion.

• Energy	13%
• Retail and consumer goods	9%
• Heavy industry	6%
• Public sector – local authorities	6%
• Other non-bank financial activities	6%
• Automotive	5%
• Property	5%
• Aerospace	5%
• Telecoms	4%
• Food	4%

Economic sectors outside the top ten account for no more than 4% of total exposure each. Overall, excluding the top two economic sectors, the Group's exposure is well diversified.

Risk provisioning and coverage

Loan loss risks are covered by two types of provisions:

- specific provisions intended to cover likely losses on doubtful debts
- general provisions intended to cover risks inherent in banking activities in certain regions or sectors, separate from specific risks. In particular, these provisions include country risk provisions and the general US provision.

Provisions are booked on all doubtful loans:

- either after a review of the counterparty's situation on a case-by-case basis, together with a review of guarantees given to the bank, and in the light of possible future scenarios for risks concerning professionals, companies and other major customers;
- or, in the case of private individuals, using a statistical method based on recovery rates and estimated loss rates, which are reviewed periodically.

These principles were also applied in the merger with Crédit Lyonnais. For the largest sensitive customers shared by the two banks, exposure management and provisioning policies were harmonised, and all proposals are now validated by the relevant decision-making authorities.

Doubtful debts (on-balance sheet interbank and customer loans) totalled €9.8 billion, including €5.3 billion non-performing debts. Doubtful debts include non-performing debts and debts on which the Group sees the potential for non-recovery. Doubtful debts equalled 3.7% of the Group's gross outstandings, and were 65%-covered by provisions. Within this latter ratio, provisions do not include general provisions, particularly in relation to North America. The coverage rate for uncategorised debts includes a provision of €303 million on restructured emerging-market debt.

The table below gives the following information for each geographical zone:

- doubtful debts – both performing and non-performing – as a proportion of total outstandings
- the provisioning rate of total doubtful debts and non-performing debts

Management report

Doubtful debts, including non-performing debts, and provisions at Crédit Agricole S.A. and subsidiaries by geographical zone

Outstandings at 31 December 2003 (in millions of euros)	Gross outstandings	Doubtful debts (1)	of which non-performing debts	Provisions on doubtful debts	of which provisions on non-performing debts	Provisioning rate of doubtful debts
Total outstandings categorised by geographical zone	**200,616**	**8,228**	**4328**	**5,089**	**2,919**	**62%**
of which Crédit Lyonnais	85,867	4,507	2,119	2,695	1,447	
France	**104,436**	**4,152**	**2,419**	**2,941**	**1,729**	**71%**
of which Crédit Lyonnais	57,456	2,445	1,317	1,796	1,003	
Other European Economic Area (EEA) countries	**46,827**	**900**	**378**	**502**	**285**	**56%**
of which Crédit Lyonnais	9,059	425	104	212	104	
Rest of Europe	**6,921**	**332**	**206**	**282**	**176**	**85%**
of which Crédit Lyonnais	1,723	37	22	37	23	
North America	**13,363**	**1,389**	**488**	**487**	**219**	**35%**
of which Crédit Lyonnais	8,481	1,013	387	359	173	
Central and South America	**5,342**	**451**	**119**	**310**	**78**	**69%**
of which Crédit Lyonnais	1,563	199	76	109	42	
Africa and the Middle East	**10,250**	**557**	**359**	**314**	**227**	**56%**
of which Crédit Lyonnais	3,454	170	65	72	34	
Asia and Pacific (excluding Japan)	**8,240**	**419**	**332**	**252**	**200**	**60%**
of which Crédit Lyonnais	2,926	190	120	109	67	
Japan	**5,237**	**28**	**27**	**1**	**-**	**4%**
of which Crédit Lyonnais	1,205	27	27	-	-	
Uncategorised outstandings	**61,556**	**1,584**	**923**	**1,277**	**715**	**81%**
of which Crédit Lyonnais	**52,223**	**797**	**558**	**675**	**365**	
Leasing, factoring and similar	**19,189**	**637**	**253**	**322**	**153**	**51%**
of which Crédit Lyonnais	11,027	367	253	215	153	
Other uncategorised outstandings (2)	**40,656**	**430**	**305**	**465 (3)**	**212**	**108%**
of which Crédit Lyonnais	40,656	430	305	465	212	
Receivables from subsidiaries	**1,712**	**517**	**365**	**490**	**355**	**95%**
of which Crédit Lyonnais	540	0	-	0	-	
Total outstandings	**262,173**	**9,812**	**5,251**	**6,366**	**3,634**	**65%**
of which Crédit Lyonnais	**138,090**	**5,304**	**2,677**	**3,370**	**1,811**	**63%**

Source: data partly taken from management reports
(1) New regulations relating to the accounting treatment of credit risk.
(2) Including securities received under repo agreements at Crédit Lyonnais.
(3) Including € 303 million of provisions on restructured emerging-market debt. This provision brings the coverage rate above 100%.

The table on the following page gives a breakdown of doubtful debts, including performing doubtful debts, and their provisioning rates by type of customer.

Doubtful performing debts, non-performing debts and provisions by customer category at Crédit Agricole S.A. and subsidiaries

Outstandings at 31 December 2003 (in millions of euros)	Gross outstandings	Doubtful debts (1)	of which non-performing debts	Provisions on doubtful debts	of which provisions on non-performing debts	Provisioning rate of doubtful debts
Total outstandings categorised by customer type	**201,788**	**8,745**	**4,693**	**5,579**	**3,269**	**64%**
of which Crédit Lyonnais	85,867	4,507	2,119	2,695	1,446	
Central government, government agencies and local government	6,002	84	64	49	47	58%
of which Crédit Lyonnais	1,945	16	1	0	-	
Financial institutions	72,832	452	196	376	154	83%
of which Crédit Lyonnais	10,348	108	58	57	19	
Private individuals and professionals	57,912	2,839	1,708	1,948	1,091	69%
of which Crédit Lyonnais(2)	36,714	1045	539	653	281	
Farmers	46	17	11	6	3	35%
of which Crédit Lyonnais	0	0	-	0	-	
Companies and other economic agents (including insurance companies)	64,996	5,353	2,714	3,200	1,974	60%
of which Crédit Lyonnais	36,860	3,338	1,521	1,985	1,146	
Uncategorised outstandings	**60,385**	**1,067**	**558**	**787**	**365**	**100%**
of which Crédit Lyonnais	52,223	797	558	675	365	
Leasing and factoring	19,189	637	253	322	153	51%
of which Crédit Lyonnais	11,027	367	253	215	153	
Uncategorised amounts(2)	41,196	430	305	465(3)	212	108%(3)
of which Crédit Lyonnais	41,196	430	305	465	212	
TOTAL	**262,173**	**9,812**	**5,251**	**6,366**	**3,634**	**65%**
of which Crédit Lyonnais	138,090	5,304	2,677	3,370	1,811	63%

Source: data partly taken from management reports.

(1) New regulations relating to the accounting treatment of credit risk.
(2) Including securities received under repo agreements at Crédit Lyonnais.
(3) Including € 303 million of provisions on restructured emerging-market debt at end-December 2003. This provision brings the cover rate above 100%.

Market risks

The Crédit Agricole S.A. Group has a specific market risk management system, with its own independent organisation, monitoring and consolidation procedures, and risk identification and measurement methods.

Scope

The system covers all market risks arising from capital market activities. These activities mainly consist of arbitrage and directional positions taken by the trading departments of the Group's Crédit Agricole Indosuez and Crédit Lyonnais subsidiaries. The investment portfolios of the financial divisions are monitored separately. Market risk is defined as a risk of variation in a subsidiary's profit caused by movement in one or more financial factors, including interest rates, security prices, exchange rates, the specific yield premium on a bond issue, commodity and precious metals prices and inter-market correlations.

Organisation

Local and central organisation

In 2003, a new organisation was set up to replace the systems that previously existed within Crédit Agricole S.A. and Crédit Lyonnais. The Crédit Agricole S.A. Group now has two distinct but complementary levels of market risk management, i.e. a central co-ordination and collation level and a local business level.

- At the central level, the Group Risk Management Department is responsible for the general control of all the Crédit Agricole S.A. Group's market risks. Its core responsibility is to inform and give early warnings to the general management. Central control is carried out on the basis of reports sent by subsidiaries' risk monitoring units. The data is processed to produce summary information, including historical time series, aggregate figures and analyses. This information is given to the head of Group internal control, who presents it every six months to Crédit Agricole S.A.'s Board of Directors.

- At the local level, subsidiaries' Risk Management Departments act on behalf of the Group Risk Management Department. They are in charge of carrying out first-level control of market risks incurred in subsidiaries' activities. The Risk Management Departments of the Crédit Agricole Indosuez and Crédit Lyonnais subsidiaries rely on decentralised risk control teams, which are generally located outside France.

Decision-making and risk monitoring committees

Three committees are involved in the management of market risk.

The Group Risk Management Committee, chaired by Crédit Agricole S.A.'s CEO, examines the market situation and risks incurred on a quarterly basis. The Committee reviews the utilisation of limits, significant breaches of limits and incidents, and the analysis of net banking income with respect to risks. The Committee validates the overall limits placed on all entities' market risks when they present their risk strategy, and makes the main decisions as regard risk control.

The Market Risk Committee meets every two months, and is chaired by the Group Risk Officer. The Committee brings together those in charge of capital market activities at Crédit Agricole Indosuez and Crédit Lyonnais along with risk managers in charge of specific activities. The Committee reviews the central Group's capital market positions and results, and ensures that each entity complies with its assigned limits. It makes decisions on one-off requests to review limits.

The Standards and Methodology Committee meets every month, and is chaired by the Group Risk Officer. Its brief includes validating and disseminating standards and methods concerning the identification and measurement of market risks within the Crédit Agricole S.A. Group.

Market risk measurement and management methodology

The quantitative management of market risks is based on several indicators that are used to devise overall or specific risk limits. These indicators fall into three main categories, i.e. Value at Risk (VaR), stress scenarios and other indicators.

- The main category of market risk indicator is Value at Risk (VaR), which can be defined as the maximum theoretical loss in a portfolio in the event of adverse movements in market parameters over a given time frame and for a given level of confidence. The Crédit Agricole S.A. Group uses a confidence level of 99% and a time frame of 1 day, and uses either one year or five years of historical data depending on the activity. The usefulness of this method is validated through a 'back-testing' procedure, which involves the comparison between a daily result and the previous day's theoretical VaR.

Different methods (historical VaR, parametric VaR, Monte Carlo VaR) are used depending on the risk factors or activities concerned. Until activities and information systems are merged, the two main contributors to the Group's market risks (CAI and Crédit Lyonnais' BFI Financing and Investment Banking business) will continue using their own methods for a transitional period. Risk measurements will be harmonised as activities are transferred to a single information system during 2004.

Crédit Agricole Indosuez uses the following methods:

- parametric VaR on linear interest rate and foreign exchange products
- historical VaR on interest rate and foreign exchange options
- a specific VaR method for equities, bonds, credit derivatives and commodities

Crédit Lyonnais uses the following methods:

- historical VaR on various portfolios: foreign exchange options, bonds and interest rate derivatives, credit derivatives, equities and equity derivatives
- parametric VaR on linear interest rate and foreign exchange products
- Monte Carlo VaR on commodities and commodity derivatives

Crédit Lyonnais' VaR calculation system has been certified by France's Banking Commission for most of its capital market activities. The Crédit Agricole S.A. Group has approved a project to extend these principles to the new unit made up of Crédit Agricole Indosuez and Crédit Lyonnais.

- The second category of market risk indicators consists of stress scenarios. Stress scenarios complement VaR, which does not give an accurate model of how crises affect capital markets. Stress scenarios simulate extreme market conditions – such as plausible shocks, which are adjusted to reflect current economic circumstances – or crises observed in the past, such as the 1987 stock market crash, the Gulf War in 1990, the Mexican crisis in 1994, the Plaza Accords in 1985, the Asian crisis in 1997 and so forth. These hypothetical and historical scenarios complement each other and are defined for all the central Group's capital market activities. They have been produced on a daily basis since June 2003. The two sets of scenarios are fairly similar, although differences exist in the intensity of individual shocks and the calculation frequency. However, adding together the figures produced by each entity does not necessarily provide meaningful information. The two methods will be harmonised in 2004.

The third category consists of various market risk indicators – such as sensitivity, nominal amounts, outstandings and maturity – which are used to ensure consistency between the overall limits and operational limits applied by front office staff. These limits are also used to manage risks that are not correctly captured by VaR measurements. Various early warning procedures are in place. In particular, early warnings are triggered when a risk reaches 80% of its specific limit or when 80% of an overall loss limit or global VaR limit is reached. Subsidiaries' market risk control units must also inform the Group Risk Management Department as soon as possible when a major event concerning limit utilisation or market movements is identified.

The Crédit Agricole S.A. Group's market risk exposure

Value at Risk measurement

Each value stated below is a VaR measurement relating to a specific source of risk or business line, calculated according to the methods described above. Before the integration of Crédit Lyonnais, Crédit Agricole Indosuez and other subsidiaries comprising the central Group broke down their exposure by unit risk factor, the sum of which represented the central Group's overall risk. This approach does not reflect the benefit arising from risk factors offsetting each other, and gives an exaggerated, albeit highly prudent, picture of the market risk incurred. Crédit Lyonnais analyses market risks according to the business lines where they are incurred, and some business lines can simultaneously affect several sources of risk. The benefit arising from risk offsets between business lines and between sources of risk is captured by the Crédit Lyonnais measurement system.

Crédit Agricole Indosuez (analysis by source of risk)

(in millions of euros)	1 January - 31 December 2003 Minimum	Maximum	Average	31 December 2003
Interest rate risk	7.7	17.1	9.8	9.3
Issuer spread risk	10.5	17.8	13.5	13.6
Currency risk – firm positions	0.2	2.0	0.8	1.3
Currency option risk	0.7	2.5	1.8	2.2
Equity and equity derivative risk	5.7	13.1	10.1	13.1
Commodity risk	0.5	1.2	0.8	0.7

Crédit Lyonnais (analysis by business line or activity)

(in millions of euros)	1 January - 31 December 2003 Minimum	Maximum	Average	31 December 2003
Linear interest rate and currency portfolios	1.9	7.8	4.2	2.4
Bond and interest rate derivative portfolios	4.0	14.8	7.8	6.6
Credit market portfolios	2.0	14.8	5.8	3.4
Currency option portfolios	0.4	3.4	1.1	0.9
Equity portfolios	4.9	18.1	8.9	8.6
Commodity portfolios	0.7	2.1	1.2	1.4

Crédit Agricole S.A. Group (analysis by source of risk)

The table below is obtained by combining the two previous tables, along with residual market risks generated by other Crédit Agricole S.A. subsidiaries. The resulting line-by-line evaluation of market risks at 31 December 2003 overstates the Crédit Agricole S.A. Group's real exposure, due to risk offsets that are not yet taken into account and due to the aforementioned methodological differences. Applying the necessary adjustments, the Group's overall VaR, taking into account intra-entity risk correlations, totals € 44 million, including € 39 million for Crédit Agricole Indosuez and Crédit Lyonnais alone.

	1 January - 31 December 2003			31 December 2003
(in millions of euros)	Minimum	Maximum	Average	
Interest rate risk	17.5	32.3	22.1	18.9
Issuer spread risk	20.3	32.9	24.9	21.9
Currency risk - firm positions	0.5	2.7	1.4	1.6
Currency option risk	1.8	3.9	2.9	3.1
Equity and equity derivative risk	14.0	29.2	19.5	21.7
Commodity risk	1.6	2.3	1.9	2.1

Stress scenario measurement

Crédit Agricole Indosuez

As regards linear interest rate and currency positions, the scenario carrying the greatest risk at 31 December 2003 was the 1994 bond market crisis, with a maximum loss of €13.2 million. The 1994 bond market crisis was also the scenario carrying the greatest risk on a particular date during 2003, on 14 March. The maximum loss on this date was €36.23 million.

On equity positions, the scenario carrying the greatest risk at 31 December 2003 was the 'general risk' scenario, resulting in a maximum loss of €26.9 million, which was also the maximum loss seen at any time during 2003.

Crédit Lyonnais

At end-2003, the most significant stress scenario in all activities was the 'anticipation of economic recovery' scenario, resulting in a maximum loss of €3 million on 19 December 2003. The maximum hypothetical loss observed in 2003 was €44.7 million on 11 July 2003, based on the same stress scenario.

Operating risks

As part of the Basle II solvency ratio reforms, the Group is setting up a qualitative and quantitative risk management system to deal with all operating risks, mainly fraud, money laundering, the unsuitability of lack of compliance with procedures for distributing and processing products and services, information system failures and unexpected interruptions of activity.

The system complies with current best practice:

- at Crédit Agricole (piloted in 2002 at a Regional Bank and implemented in three other Regional Banks, Sofinco and CAI London in early 2003); and
- at Crédit Lyonnais (deployment of risk mapping and loss collection procedures completed in the vast majority of Crédit Lyonnais entities by early 2003).

The system's risk mapping procedures allows improved separation of risks. The action plans involve introducing new procedures from scratch in each business line.

As regards quantitative risk management, the system also involves the gradual roll-out of risk-related cost measurement across Crédit Agricole Group entities.

This roll-out of existing best practice is being accompanied by the creation of an operating risk team within the GRMD, whose responsibilities were defined in the autumn of 2003. This team will start operating within Crédit Agricole S.A. and its subsidiaries in 2004.

So far, risk mapping procedures have confirmed the extent of risks related to:

- new customers and the provision of payment methods
- internal and external fraud
- insufficient compliance with regulatory obligations and commercial best practice
- lending activities
- unexpected interruptions of activity

In these areas, the entities concerned have already launched action plans intended to:

- strengthen detection and prevention of fraudulent activity
- improve monitoring of regulatory compliance

- streamline control measures taken before and after granting loans to private individuals
- update the Activity Continuity Plans.

The roll-out of the system across the rest of the Group began in the autumn of 2003, involving 13 Regional Banks, Finaref, Predica and Ucabail. The process will continue in 2004 both within the Regional Banks and within the activities of Crédit Agricole S.A.'s main subsidiaries (Financing and Investment Banking, Specialised Financial Services, Asset Management, Insurance and Private Banking). The aim is to have the system accredited in 2007 as complying with the regulator's criteria for the Basle II advanced approach.

Other risks

Accounting is another potential source of financial and reputational risk. Within the Finance business line, accounting is organised as a functional business line, according to the principle of decentralising responsibility towards accounting centres reporting to operational management teams.

To ensure the quality of financial information, a process has been put in place for each consolidated entity and for the Group, comprising:

- an information system that includes an audit trail
- compatible accounting principles and charts applicable to all Group entities and for each business line
- a single manual for the preparation of consolidated financial statements
- book-keeping, security, custody and control procedures.

The accounting and regulatory system forms a whole, consisting of fully-compatible components, permitting upward and downward vertical audit trails. When any new model is deployed, the security of the information system and its operational continuity are monitored. At Crédit Agricole S.A., an annual survey is carried out to measure the security of the information system.

Accounting principles applicable to the Group are formulated by Crédit Agricole S.A. under the control of the Statutory Auditors, and then introduced group-wide. Teams responsible for defining these principles and then implementing them in the accounting manual and plans play an active role in the French and European accounting profession's research and standardisation bodies.

The accounting data control system involves a multi-stage process. At Crédit Agricole S.A., this process includes daily controls, monthly analyses, spot checks, reporting by decentralised accounting units and monitoring of indicators on a population of customer accounts identified as sensitive.

Procedures used to prepare the financial statements of consolidated companies satisfy the same criteria, and these accounts are verified centrally prior to consolidation in the financial statements of the Crédit Agricole S.A. Group. In addition, the financial statements of the Regional Banks are subject to prior vetting by Crédit Agricole S.A. in its capacity as lead institution.. The resulting consolidated financial statements are audited on the basis of supporting documents and verified to ensure consistency.

Accounting quality control procedures are further backed up by inspections carried out by the Control and Audit Department, the Statutory Auditors and the banking supervisors.

Legal risks

There are no exceptional events or litigation pending, at the time of registration of this document, that have had in the recent past, or are liable to have, a material impact on the financial position, business operations, results or assets of Crédit Agricole S.A. parent company and Group.

Litigation and exceptional events

The main legal and tax proceedings involving Crédit Agricole S.A. Group entities are itemised in:

- the Crédit Agricole S.A. shelf-registration document R.03-093 registered by the COB (Commission des Opérations de Bourse) on 23 May 2003 and the 'Notes d'operation' 03-584 and 03-585 that received the COB's visa on 17 June 2003
- the update of the shelf-registration document D.03-0396-A02 filed with the COB on 8 October 2003
- the Crédit Lyonnais shelf-registration document D.03-389 filed with the COB on 7 April 2003

On 28 April 2003 and 4 February 2004, Crédit Agricole S.A. (formerly Caisse Nationale de Crédit Agricole or CNCA) noted its two indictments for complicity in the fraudulent utilisation of public subsidies to farmers in Corsica in the early 1990s. At that time, CNCA frequently acted in conjunction with, or at the request of, government agencies in helping to deal with the difficulties facing agriculture in Corsica. Crédit Agricole S.A. wishes to point out that it too suffered considerable losses and is itself a plaintiff in this case. Crédit Agricole S.A. has contested the charge against CNCA, which is materially and legally groundless, and has applied for the case to be dropped.

As regards the procedure relating to the Executive Life affair, Crédit Lyonnais announced in a release on 3 September 2003 that it had reached an agreement in principle with the US Federal Court in Los Angeles with a view to settling the investigation into the former insurance company.

On 15 December 2003, Crédit Lyonnais, CDR and other parties signed an agreement with the US Attorney's Office in Los

Angeles under which, among other remedies, Crédit Lyonnais agreed to plead guilty to three accusations of giving false evidence to the Board of Governors of the Federal Reserve System and to pay a fine of USD 100 million.

Under this agreement, Crédit Lyonnais will serve a three-year probation period, which may be reduced after one year subject to the agreement of the Court. During this period, Crédit Lyonnais will have to comply with US federal, state and local law, along with a cease and desist order issued by the Board of Governors of the Federal Reserve System (see below).

Any violation of this probationary agreement could result in an additional criminal fine of up to USD 100 million. Subject to the agreement of the US District Court, Central District of California, this agreement will end the criminal investigation of the US Federal Department of Justice.

On 18 December 2003, Crédit Lyonnais agreed to the issue of a cease and desist order by the Board of Governors of the Federal Reserve System, to prevent any future violation of US law on bank holding companies (US Bank Holding Company Act), and to the payment of a civil fine, which will be reimbursed by CDR. Crédit Agricole S.A. is responsible for Crédit Lyonnais's compliance with the terms of this cease and desist order.

On 20 January 2004, the US District Court, Central District of California approved the agreement with the Los Angeles US Attorney's Office, which then came into force along with the Board of Governors' cease and desist order, and put an end to both the criminal investigation of the US Federal Department of Justice and the investigations of the Board of Governors of the Federal Reserve System.

The criminal fine was booked as a charge in Crédit Lyonnais' 2003 income statement.

There have been no notable developments in other procedures since these dates.

Binding agreements

Crédit Agricole S.A. is not bound to any patent, licence, nor to any industrial, commercial or financial supply contract.

Insurance and risk coverage

Further to initiatives taken in 2002, concerning the harmonisation of the policy of transferring property and personal risks to the insurance market and the introduction of a business-dependent approach to professional civil liability and fraud insurance, Crédit Agricole S.A. strengthened its coverage of operating risks following the acquisition of Crédit Lyonnais S.A.

On 18 June 2003, when settlement of the acquired Crédit Lyonnais shares took place, a corporate officer civil liability insurance policy was taken out with AXA, HCC and XL Winterthur. To take into account the company's greater scope and the merger phase, coverage was almost doubled with respect to 2002.

As regards insurance of operating equipment (property and IT equipment), two changes were made to the insurance programme. A Crédit Agricole S.A. captive reinsurance unit was used for high-frequency risks, and a specific insurance policy was taken out to cover third party recoveries concerning operating buildings in the Paris region, whose location potentially exposes them to significant risk in this area. This programme was placed with Ace and Chubb. Coverage limits are €370 million for operating equipment and €90 million for third-party recoveries. The captive unit's coverage is limited to €3 million.

To take into account the possibility of increased risks arising when operational mergers take place, and to avoid the risk of disputes with insurers as regards the responsibility for potential losses involving the professional responsibility of merged entities, a single professional civil liability policy was taken out on 1 December 2003, ahead of the schedule set by the terms of existing policies. The lead insurers of this programme are AXA and AIG.

Insurance programmes relating to civil operating liabilities and to the loss of banking business were placed with Zurich and GAN Eurocourtage respectively. The terms are the same for all entities, and the amount of the capital guarantee was increased.

Finally, as regards fraud and 'securities all risk' policies, work is underway to ensure harmonised implementation on 1 March 2004. The gradual involvement of Crédit Agricole S.A.'s captive reinsurance unit will enable the Group to provide a suitable response to the needs of medium-sized subsidiaries, following the policy of increasing retention levels in Crédit Agricole S.A.'s various insurance programmes.

Chairman's report

on corporate governance and internal control presented to the Annual General Meeting of Shareholders 19 May 2004 as required by the 'Financial Security' Act N°. 2003-706 of 1 August 2003 (art. L.225-37 of the 'Code de Commerce', Art. L.621-18-3 of the 'Code Monétaire et Financier')

2003 financial year

Dear Shareholders,

In addition to the management report, I am pleased to present my report on Crédit Agricole S.A.'s corporate governance and internal control systems.

This is the first time such a report has been prepared. Its presentation and contents may therefore evolve in the future to take account of changes in the General Regulations issued by the *Autorité des Marchés Financiers* (AMF) and of new industry and market standards.

The report was presented to Crédit Agricole S.A.'s Audit and Risks Committee on 2 March 2004 and to the Board of Directors on 9 March 2004.

The new Financial Security Act requires all listed companies to provide a report on their corporate governance and internal control systems. In order to ensure consistency of information throughout the Group, Crédit Agricole S.A. has extended its reporting duty to cover all the Regional Banks, as well as its own direct subsidiaries.

I • Corporate governance

1 • Board of Directors

General presentation

The composition of the Board of Directors of Crédit Agricole S.A. changed significantly upon the company's stock market flotation, notably to comply with the requirement for outside Directors. At 31 December 2003, the Board comprised 19 Directors and one non-voting Director, including:

16 Directors elected by the shareholders:

- 11 Chairmen or Chief Executives of the Regional Banks
- 1 Regional Bank Chairman representing SAS Rue La Boétie
- 3 outside Directors
- 1 Regional Bank employee.

1 Director appointed by joint decree of the Ministry of Finance and the Ministry of Agriculture, in accordance with the law of 18 January 1988 on the mutualisation of Caisse Nationale de Crédit Agricole, now Crédit Agricole S.A.

2 Directors elected by the employees of Crédit Agricole S.A.

1 independent non-voting Director appointed by the Board of Directors.

The Regional Bank representatives therefore take 66% of the seats on the Board (of a total 21, with 2 seats being vacant at 31 December 2003). This illustrates the desire of Crédit Agricole S.A.'s leading shareholder (SAS Rue La Boétie, which is owned by the Regional Banks and held 52.41% of the voting rights at 31 December 2003) to give the Regional Banks a broad representation to reflect the Crédit Agricole Group's decentralised structure.

Four seats are taken by outside Directors. One of these seats is currently vacant and in the course of being filled. Of the three outside Directors in office, one is defined as independent within the meaning of the Bouton report ('Towards better corporate governance practices among listed companies', September 2002), the recommendations of which concern companies with a broadly dispersed shareholder base and not companies with a single identified majority shareholder.

The outside Directors play an extremely important role on the Board. Two are chairmen of the Board's special committees (Audit and Risks, Compensation). The Chairman of the Audit and Risks Committee became a non-voting Director at the annual general meeting of 21 May 2003, for reasons of age limitation. The Board decided to re-appoint him as Chairman of the Audit and Risks Committee, given his independent status and in order to ensure continuity. Furthermore, he is also Chairman of the Risk and Audit Committee of Crédit Lyonnais and a member of the Audit Committee of Crédit Agricole Indosuez. This structure provides a global view of the position of Crédit Agricole S.A.'s two principal subsidiaries.

In accordance with the Group's practice of splitting the guidance, decision-making and control function from the executive function, the offices of Chairman and Chief Executive of Crédit Agricole S.A. have been separated. This structure was confirmed by the Board at its meeting of 18 March 2002, as permitted by the 'New Economic Regulations' Act of 15 May 2001.

Role and *modus operandi* of the Board

General information

The Board's Charter, established in 1988 upon the mutualisation of Caisse Nationale de Crédit Agricole, will be updated in 2004. A Director's Guide has been circulated within the Crédit Agricole Group, together with a Compliance Charter approved by the Board in July 2003. The Director's Guide will shortly be updated and accompanied by an appendix setting out the recommended code of conduct for Board members. In addition, the Directors are required to report half-yearly on their dealings in Crédit Agricole shares.

Approximately four days before each Board meeting, Directors receive an agenda together with the essential information required to deal with the agenda items.

Assessment of the Board's performance

The Board met fifteen times during 2003, including eight extraordinary sessions.

Ordinary sessions were principally devoted to:

- approving the budget for Crédit Agricole S.A. and the Group;
- approving the annual and half-yearly financial statements and reviewing the quarterly financial statements, after their review by the Audit and Risks Committee;
- reviewing documents concerning the Regional Banks (charter for Regional Bank mergers, international expansion, etc.);
- relations with the US Federal Reserve Board and tightening up the Group's corporate and investment banking activity's compliance programme with respect to all French and foreign regulations, at the request of the French Banking Commission and the US Federal Reserve Board;
- presenting the annual internal control report for 2002, after its review by the Audit and Risks Committee;
- measures concerning the farming industry (participation in bids for subsidised agricultural loans, provisions for farmers hit by the drought);
- monitoring the business operations of principal subsidiaries;
- reviewing trends in Crédit Agricole S.A.'s international shareholdings;
- reviewing property transactions carried out by the Crédit Agricole S.A. group.

Extraordinary sessions were principally devoted to:

- reviewing the report of the *Comité des Etablissements de Crédit et des Entreprises d'Investissement* (banking supervisory authority) on the proposed alliance between Crédit Agricole and Crédit Lyonnais, and analysing the implications of the CECEI's decision for the Group;
- fixing the terms of Crédit Agricole's offer for Crédit Lyonnais;
- organising the new Group's senior management structure, following a successful outcome to the offer;
- reforming financial relations between Crédit Agricole S.A. and the Regional Banks;
- establishing a Crédit Agricole S.A. stock option plan for the Group, within the framework of the authorities given at the annual general meetings of 22 May 2002 and 21 May 2003;
- reviewing the Executive Life case.

Board members showed a strong commitment to their duties. The attendance rate averaged 84% in 2003, with 92% for the originally scheduled ordinary sessions and 77% for extraordinary sessions.

The average age of Crédit Agricole S.A. Directors is 55. The Articles of Association provide for a maximum age limit of 65 and 67 for the Chairman.

'Related party' agreements and agreements subject to disclosure

Related party agreements

In 2003, the Board authorised a number of agreements governed by the provisions of Articles L. 225-38 et seq. of the *Code de Commerce*.

As required by law, the Directors concerned abstained from the vote and the agreements signed in 2003 were sent to the Statutory Auditors, who will present their report on this matter at the annual meeting of shareholders.

Agreements subject to disclosure

As required by law, a list of agreements subject to disclosure and their purpose was sent to the Board of Directors, who then advised the Statutory Auditors.

2 • Special Committees

Audit and Risks Committee

The Audit and Risks Committee was created in July 2002. At 31 December it comprised eight members, including seven Directors and one non-voting Director, as follows:

- Henri Moulard (non-voting Director, Chairman of the Committee)
- Yves Couturier
- Roger Gobin
- Pierre Kerfriden
- Bernard Mary
- Xavier Fontanet
- Jean-Claude Pichon
- Noël Dupuy

Yves Couturier resigned from the committee in December 2003, following his appointment as General Secretary of the Fédération Nationale du Crédit Agricole. Noël Dupuy and Jean-Claude Pichon will also resign from the committee in order to become members of a strategic committee to be established by the Board following its decision of 15 December 2003. Their replacements will be appointed shortly.

The *modus operandi* and duties of the committee are set out in a charter approved by the Board of Directors. Its key duties are to review Crédit Agricole S.A.'s parent company and consolidated financial statements, examine changes and amendments to the significant accounting policies used to draw up the financial statements, ensure that internal control systems and procedures are adequate for the

Group's business activities and risks, and express an opinion on proposals to appoint or re-appoint the Statutory Auditors. The committee's duties have been extended to cover monitoring the new strengthened compliance programme, which includes overseeing the quality of the Group's compliance procedures, and more particularly the corporate and investment banking activity's compliance with French and international regulations.

The Audit and Risks Committee met eight times in 2003, including two extraordinary sessions devoted to an in-depth review of the reform of internal financial relations within the Crédit Agricole Group. The attendance rate averaged 78%. The Committee's ordinary sessions were devoted to:

- reviewing the annual, half-yearly and quarterly financial statements prior to their presentation to the Board;
- reviewing the annual and half-yearly report on internal control;
- overseeing Crédit Agricole S.A.'s risk management structure and the Group's exposure to risk;
- reviewing the due diligence carried out by Group Control and Audit following Crédit Agricole S.A.'s acquisition of a controlling interest in Finaref;
- IAS standards and their application within the Crédit Agricole Group;
- reviewing the Statutory Auditors' work on the financial statements;
- establishing a strengthened compliance programme within the Crédit Agricole S.A. Group and corresponding amendments to the Committee's charter.

Compensation Committee

The Compensation Committee was created in July 2002. At 31 December 2003, it comprised the following four members:

- Gérard Mestrallet (Chairman of the Committee)
- Jean-Marie Sander
- Pierre Bru
- Jean-Pierre Pargade

The *modus operandi* and duties of the committee are set out in a charter approved by the Board of Directors. Its key duties are to make proposals principally concerning the fixed and variable compensation payable to the Chairman, the Chief Executive Officer and Deputy Chief Executive Officer(s), the total amount of Directors' fees to be proposed for approval at the annual general meeting of shareholders and its allocation among the members of the Board, and the terms and conditions relating to the grant of stock options under plans approved by the shareholders.

The Compensation Committee met five times in 2003. The attendance rate averaged 95%. The Committee's sessions were devoted to:

- remuneration of the Executive Directors, by reference to market practices;
- terms and conditions relating to the grant of Crédit Agricole S.A. stock options, proposals for individual allotment of stock options, conversion of stock option plans in certain subsidiaries to Crédit Agricole S.A. stock options;
- Directors' fees (total amount and allocation among Board members).

3 • Restrictions on the Chief Executive Officer's powers

The Chief Executive Officer has the fullest powers to act at all times and in all circumstances in the name of the Company and to represent the Bank with respect to third parties, within the limits of its corporate objects and subject to those powers expressly vested in the collective body of shareholders either by law or by the Board of Directors.

The Chief Executive Officer is required to obtain prior approval from the Board for all investment decisions and any proposed acquisition or divestment of shareholdings under the terms and conditions set out in the Board's Charter drawn up 1988 upon mutualisation de Crédit Agricole S.A. (formerly Caisse Nationale de Crédit Agricole). The Board's Charter is due to be updated during 2004.

II • Internal control

The Crédit Agricole Group's internal control system complies with all regulatory requirements and Basle Committee recommendations[1].

The internal control system is defined as all procedures and mechanisms designed to manage and control operations and risks of all kinds and to ensure that all transactions are carried out in a proper, secure and effective manner. However, all internal control systems have their limitations.

Internal control procedures can be classified by their purpose:

- financial performance, through effective and adequate use of the Group's assets and resources, and protection against the risk of loss;
- timely provision of comprehensive, accurate information required to take decisions and manage risks;
- compliance with internal and external regulations;
- prevention and detection of fraud and error;
- accuracy and completeness of accounting records and timely production of reliable accounting and financial information.

(1) Framework for Internal Control Systems in Banking Organisations (Basle Committee, September 1998).

In accordance with the Group's principles, Crédit Agricole S.A.'s internal control system has a broad scope of application throughout the Group. It covers all French and international banking and investment subsidiaries but also the companies controlled by Crédit Agricole S.A. and other subsidiaries whose business could be a source of risk (insurance companies, equity investment subsidiaries, payment groupings, asset management and issuer services companies).
Each Group entity applies this principle to its own subsidiaries, thereby ensuring a consistent internal control system throughout the entire Group.

1 • General internal control environment

This definition and the resulting organisational principles are in line with the provisions of the *Code Monétaire et Financier*[2], regulation no. 97-02 as amended issued by the *Comité de la Réglementation Bancaire et Financière*[3] and Basle Committee recommendations on internal control.
These national and international external standards are supplemented by internal standards specific to Crédit Agricole:

- a body of permanent rules (both external regulations and internal rules) governing the entire Crédit Agricole Group, compliance with which is compulsory, and more particularly rules concerning accounting (Crédit Agricole chart of accounts) and financial management;
- a set of procedures governing Crédit Agricole S.A. parent company and, where applicable, its subsidiaries, concerning the company's organisation and operation, and its exposure to risk;
- Directive no. 98-07 of 23 December 1998 on internal control of the Crédit Agricole S.A. Group;
- Procedure no. 2001-09 of 28 February 2001 on the organisation of the Control and Audit function within the Group;
- Procedure no. 2001-21 of 13 December 2001 on the prevention of money laundering, and its Addendum no. 2002-38 of 23 December 2002.

These procedures are updated regularly as required, and more particularly to take account of regulatory developments and changes in the scope of internal control (e.g. integration of Crédit Lyonnais).

2. Organisation of the internal control system

To ensure that the internal control systems are effective and consistent throughout the Group, Crédit Agricole has established a set of common rules and recommendations based on certain underlying fundamental principles.

(2) Article L.511-41.
(3) Relating to internal control in banking organisations in application of the article referred to above, approved by the Ministry of Finance decrees of 11 March 1997 and 24 July 2001.

Each Group entity (Regional Banks, Crédit Agricole S.A., banking or investment subsidiaries, and other subsidiaries) must apply these principles at its own local level.

Fundamental principles

The organisational principles and components of the Group's internal control system which are common to all Group entities are:

- reporting to the decision-making body (risk strategies, risk limits, internal control activity and results);
- direct involvement of the executive body in the organisation and operation of the internal control system;
- comprehensive coverage of all business operations and risks, and accountability of all persons involved;
- clear definition of tasks, effective segregation of the commitment and control functions, formal up-to-date authorised limits;
- formal, up-to-date standards and procedures, particularly for the accounting function.

These principles are supplemented by:

- measurement, supervision and control mechanisms for credit risk, market risk, operational risk (transaction processing, quality of financial and accounting information, information systems processes, regulatory and legal risks), and interest rate and liquidity risk;
- a control system, forming part of a dynamic and corrective process, structured as follows:
  - permanent first line controls, which are performed by the operating units themselves as an integral part of their business processes, and second line controls performed by units or people independent of the operating units or those responsible for first line controls;
  - periodical third line controls performed by Group Control and Audit and the Control and Audit departments of the Group's subsidiaries and the Regional Banks;
- specific mechanisms for information systems security and business continuity, prevention of money laundering, and compliance.

All these mechanisms help promote an internal control culture within the Group.

Oversight

A Group Internal Control Officer (ICO) was appointed on 1 October 1997 by decision of the Board of Directors of CNCA at its meeting of 26 September 1997. He is responsible for ensuring that individual and global internal control systems are consistent and effective throughout the Group and for overseeing compliance with the principles described above. He reports directly to the Chief Executive Officer and to the Board of Directors of Crédit Agricole S.A. to guarantee total

independence from the operating units. In line with the Group's organisational principles, the Group ICO is also head of Group Control and Audit.

Crédit Agricole S.A. and its subsidiaries

The Group ICO is responsible for overseeing the Group's internal control systems through a dedicated central department, supported by decentralised local units within each legal entity (those direct subsidiaries forming part of Crédit Agricole S.A.'s internal control scope), the ICO of each entity and their Internal Control Committees in the case of those entities forming part of the Control and Audit business line. These committees, which have enforceable decision-making powers, meet twice a year and comprise the head of the entity, the internal control officer, the Control and Audit manager if different, plus a representative of Group Control and Audit. One of their key responsibilities is a critical assessment of the internal control systems and internal audit work, monitoring audits and overseeing any corrective measures.

The Group ICO draws on the central support functions, business divisions and business lines involved in implementing internal control systems. Crédit Agricole S.A. therefore oversees the systems on a consolidated basis, based on:

- centralisation, consolidation and supervision of credit risks, market risks and operational risks by Group Risk Management (DRG);
- centralisation, consolidation and supervision of interest rate and liquidity risks by Group Finance (FIN);
- standardisation of accounting procedures and control over financial and accounting information by the Accounting and Consolidation department (DCC);
- standardisation of procedures, planning and control over consolidated budget data by the Budget, Management Control and Investments department (BCP);
- information systems security and business recovery plans by the Security department (DSE);
- control over compliance issues by the Compliance department (DDC) ;
- prevention of money laundering by the Financial Security business line;
- independent periodical control over the proper operation of all Crédit Agricole Group entities by Group Control and Audit.

These functions, departments and business lines are supported by special committees (Group Risks Committee, Standards and Methodology Committee, Treasury and ALM Committee, etc.) and on contacts in each entity within the internal control scope.

This central system constitutes the cornerstone of the overall internal control system for Crédit Agricole S.A. and its subsidiaries.

Within the Group, more than 800 full time equivalents (excluding the Regional Banks) are involved in managing the internal control system, in Control and Audit, Financial Security and Compliance.

Regional Banks

For the Regional Banks, application of the rules and procedures defined above is facilitated by the publication of national recommendations on internal control. These are updated each year by the Regional Banks' Executive Committee for Internal Control, which is made up of senior executives, the Regional Bank ICOs, and representatives of Crédit Agricole S.A. and Group Control and Audit.

In its capacity as central body, Crédit Agricole S.A. is closely involved in all matters relating to internal control. Through regular work sessions and information meetings, Group Control and Audit meets all Regional Bank ICOs and internal audit managers twice a year on average.

Role of the Board of Directors[4]

The Board of Directors of Crédit Agricole S.A. is informed of the organisation, activity and results of the internal control function and, through the Audit and Risks Committee, of the significant risks to which the company is exposed.

It is aware of the company's general organisation structure and approves its internal control system. As part of its oversight role, it receives an annual report on internal control, in accordance with banking regulations and Crédit Agricole S.A. procedures.

The Chairman of the Board receives regular reports summarising the conclusions of audits conducted by Group Control and Audit.

On 19 November 2003, the Chairman of the Audit and Risks Committee reported to the Board on the presentation to the Committee of the interim report on internal control and risk measurement and supervision for the first half of 2003. On the date of the annual general meeting, the annual report for 2003 will have been presented to the Audit and Risks Committee (27 April 2004) and duly sent to the French Banking Commission and the Statutory Auditors. It will also be presented to the Board of Directors.

(4) Information about the work of the Board of Directors and the Audit and Risks Committee can be found in Part I of this report.

Audit and Risks Committee[4]

The Group Internal Control Officer reports directly to the Board's Audit and Risks Committee. This reflects the Group's aim of strengthening its internal control structure at the highest level, through the Audit and Risks Committee's broad powers of communication and its management and oversight functions, notably in the area of internal control.

The Committee was established to create a comprehensive, consistent internal control structure at all levels of the Group (Crédit Agricole S.A., Regional Banks, subsidiaries), and to comply with good corporate governance practice.

A key aspect of its role is to verify the clarity of information provided, assess the appropriateness of accounting methods and the quality of internal control.

In this respect, the interim report on internal control and risk measurement and supervision for the first half of 2003 was presented to the Committee by the Group ICO at its meeting of 12 November 2003. The annual report will be presented by the Group ICO at the Committee's meeting of 27 April 2004.

The Chairman of the Audit and Risks Committee receives regular reports summarising the conclusions of audits conducted by Group Control and Audit.

Role of the Chief Executive Officer

The Chief Executive Officer defines the company's general organisational structure and oversees its implementation by competent qualified staff. He is directly and personally involved in the organisation and operation of the internal control system. His key responsibilities in this respect are as follows:

- defining roles and responsibilities and allocating adequate resources to the internal control function;
- ensuring that risk strategies and limits are compatible with the financial position (capital base, earnings) and strategic guidelines set by the Board of Directors;
- overseeing the implementation of risk identification and measurement systems which are appropriate for the company's activities and organisation, and ensuring that all essential information produced by these systems are reported to him on a regular basis.
- ensuring the adequacy and effectiveness of the internal control system through permanent monitoring;
- receiving information on any malfunctions identified by the internal control system and the proposed corrective measures.

(4) Information about the work of the Board of Directors and the Audit and Risks Committee can be found in Part I of this report.

In this respect, the Chief Executive Officer receives regular reports summarising the conclusions of audits conducted by Group Control and Audit.

3 • Specific internal control and risk management and supervision systems within Crédit Agricole S.A.

Internal control system for information systems security and business recovery plans

Within Group Operations and Logistics (DFL), the Security Department is responsible for information systems security, physical security and implementation of business recovery plans. This responsibility covers both Crédit Agricole S.A. and the Crédit Agricole S.A. Group, in accordance with the procedures concerning the organisation of security within Crédit Agricole S.A. and the Crédit Agricole S.A. Group issued in 2003.

All Crédit Agricole S.A. business units and all Group entities have a local officer in charge of information systems security, physical security and business recovery plans, together with a crisis management team.

They conduct regular tests to measure the effectiveness of business recovery plans and the quality of information systems security. Action plans are drawn up and monitored to ensure that appropriate corrective measures are taken.

Internal control system for the prevention of money laundering and terrorism financing

Each Group entity is directly responsible for the prevention of money laundering, applying 'know your customer' policies and exercising a duty of care within its own internal control scope. Each Regional Bank has designated a person responsible for relations with the Tracfin, the French government agency responsible for organised financial crime.

In addition to these local structures, the Group also has a central anti-money laundering system through its Financial Security business line, which is part of Group Control and Audit. This ensures that all subsidiaries and branches abroad have the necessary recommendations to protect adequately against the risk of money laundering.

Each operating unit is responsible for enforcing procedures while Group Control and Audit is responsible for ensuring their compliance with all legal and regulatory obligations.

Having tightened up the Regional Banks' systems in early 2000, the Crédit Agricole S.A. Group continued to reinforce its prevention procedures, notably by creating a dedicated anti-money laundering unit in December 2001, and a Financial Security business line in July 2003, with a broader

base of skills and reporting to the Group Internal Control Officer.

The new strengthened internal control framework incorporates the latest legislative and regulatory requirements and recommendations made by the supervisory authorities. For example, specific measures have been introduced to meet new obligations in terms of cheque processing and vigilance has been stepped up with regard to countries and territories on the Financial Action Task Force (FATF) black list.

Specific measures have also been taken to prevent the financing of terrorist activities and to freeze assets on accounts held by persons suspected of having terrorist connections, as required by European and French legislation. In this respect, Group Control and Audit has issued instructions and recommendations to the Group entities concerned (Crédit Agricole S.A. departments and subsidiaries, Regional Banks).

The overall system is supported by supervisory controls and staff awareness and training campaigns in all Group business units. The Group has also strengthened its co-ordination in this respect.

Compliance

Crédit Agricole S.A., its subsidiaries and the Regional Banks each have their own compliance department. Within the Crédit Agricole S.A. Group (excluding the Regional Banks), the compliance function employs about 180 full time equivalents.

The Group Compliance Officer is responsible for the compliance business line at Crédit Agricole S.A. and for co-ordinating the Regional Banks' compliance functions. He reports directly to Crédit Agricole S.A.'s General Secretary. His key duty is to draw up, circulate and enforce an internal code of conduct, particularly in terms of compliance with market regulations. The main objectives of the code are to protect the customer's interests, promote market integrity, ensure proper staff behaviour, and prevent conflicts of interest and information leakage.

In the Crédit Agricole S.A. group, the compliance officers have an operational reporting line to the head of their business unit and a functional reporting line to the Group Compliance Officer.

The compliance officers are responsible for:

- helping heads of business units to evaluate compliance and regulatory risks;
- identifying measures that need to be taken to comply with codes of conduct set by regulations or by the Group;
- drawing up guidelines with which Group entities and their staff must comply;
- distributing these rules and instructions to staff, and organising training;
- assisting heads of business units and staff in applying codes of conduct to specific situations;
- ensuring compliance with rules, either directly or by delegating this task to specific staff as part of the Group's internal control system;
- proposing sanctions for compliance failures.

The investment services and asset management subsidiaries have a more highly developed compliance function to meet the requirements of the supervisory authorities (the *Autorité des Marchés Financiers* in France).

Early in the second half of 2003, a Compliance Charter was drawn up covering all Directors and employees of the Crédit Agricole Group. It was approved by Crédit Agricole S.A.'s Board of Directors on 17 July 2003. In addition, as soon as the offer for Crédit Lyonnais closed, measures were taken to strengthen supervision of conflicts of interest and disclosure rules to adapt them to the new enlarged Group.

Lastly, following the French Banking Commission's decision of 24 July 2003, the US Federal Reserve Board's 'Order to Cease and Desist' and the 'Joint Order and Decision' of the French Banking Commission and US Federal Reserve Board, the Group is required to tighten up its corporate and investment banking activity's compliance programme with respect to French and international laws and regulations. Measures were taken and work began in the second half of 2003 to ensure gradual implementation of the programme during 2004, under the authority of the Secretary General of Crédit Agricole S.A., who heads up a Compliance Management Committee.

Internal control system for accounting and financial information

Accounting, information systems and control

The accounting function is decentralised to accounting centres which report to the operating divisions.

An Accounting Charter, drawn up in accordance with the recommendations and principles common to the Crédit Agricole group, was adopted on 20 June 2000. It sets out the division of responsibility for the accounting function between General Accounting (the Accounting and Consolidation department) and the accounting centres, together with the fundamental principles of accounting control.

A manual of accounting procedures describes the organisation, information systems, procedures and internal control system for the accounting function.

General Accounting is responsible for managing the chart of accounts and associated reference manuals, centralising entries made by the accounting centres, controlling the consistency and completeness of accounting entries, and the timely production of all individual financial statements,

the consolidation package and tax returns which come under its authority. Through its responsibility for producing accounting information, General Accounting, under the authority of the Head of Group Finance, contributes to the financial information provided to the general public by Crédit Agricole S.A. The Accounting and Consolidation department is also responsible for co-ordinating relations with the Statutory Auditors.

The accounting control system, which forms an integral part of the Group's internal control system, is the responsibility of the Accounting and Consolidation department, supported by a formal framework designed to:

- ensure that the accounting and regulatory information systems and associated reference manuals permit compliance with all relevant regulations, particularly with regard to the existence and continuity of an audit trail;
- exercise first line accounting control under the responsibility of the accounting centres themselves, and second line control over the accounting centres.

The subsidiaries and Regional Banks report monthly, quarterly, half-yearly and annually to Crédit Agricole S.A.'s accounting division, in accordance with Group reporting procedures issued by the Accounting and Consolidation department. The accounting division conducts specific controls over these reports for the purpose of:

- preparing French Banking Commission returns and management standards;
- producing consolidated financial statements for groups of subsidiaries or Regional Banks and financial statements for the Crédit Agricole S.A. group and the Crédit Agricole group;
- approving the financial statements of the Regional Banks in accordance with Article 643 of the *Code Rural Ancien* prior to their annual general meeting.

Preparation and processing of financial information

Crédit Agricole S.A.'s Financial Management department is responsible for information published in press releases and presentations to shareholders, financial analysts, institutional investors and the press. This information is also contained in documents subject to approval by the *Autorité des Marchés Financiers* (AMF).

Published financial information principally comprises accounting data and is therefore obtained directly from the accounting system. Published information may also come from management systems, such as management data obtained from the Risk databases managed by Group Risk Management and data supplied by the management control function of Crédit Agricole S.A. and its subsidiaries. In this case, it is first reconciled with the accounting information.

Furthermore, external sources of information may also be used (European Central Bank, Bank of France), particularly for calculating market shares. In accordance with AMF rules, these sources must be quoted in the published information.

Preparation and publication of financial information must meet three major criteria:

- consistency of figures and indicators over time, which implies ongoing use of the same sources, calculations methods and methodologies. Any change of method must be disclosed and prior year figures restated accordingly;
- overall consistency of information disclosed concerning the Group's different business activities, markets or entities. Figures must be consolidated to ensure consistency with accounting information published in the financial statements;
- harmonisation of published information. All Crédit Agricole S.A. subsidiaries must ensure that the information they publish is consistent with that concerning the Group.

Before publication, all financial information must be submitted to the Group Compliance Officer, who is responsible for verifying that it complies with the Group's internal rules. Draft information (presentations, management report, etc.) is presented and explained to the Board's Audit and Risks Committee.

All financial information is then reviewed by the Statutory Auditors, including management reports, shelf-registration documents and prospectuses (which must be certified), presentations to financial analysts, press releases, etc. The shelf-registration document, its updates, offering circulars and prospectuses prepared for new share or debt issues, which contain comprehensive financial information, are subject to approval or registration by the AMF.

Periodical controls

Group Control and Audit, which reports directly to the Chief Executive Officer of Crédit Agricole S.A., is the highest level of control within the Crédit Agricole group. It is responsible for audit assignments in all Group entities, including the Regional Banks, and all Crédit Agricole S.A. business units and subsidiaries, including those which have their own internal audit teams.

These periodical audits include a critical assessment of the internal control system implemented by the audited entities. This assessment seeks to ensure that the system provides reasonable and permanent assurance in terms of transaction security, risk control and compliance with external and internal rules.

It includes verifying that the audited entity complies with external and internal regulations, assessing the security and effectiveness of operational procedures, ensuring that the system for measuring and supervising all risks is adequate, conducting a valuation of assets and verifying the reliability of financial information.

A Control and Audit business line was created in January 2001 under the responsibility of Group Control and Audit. Its purpose is to reinforce central control, ensure and improve the effectiveness of controls by spreading best audit practices designed to guarantee the security and conformity of transactions carried out by the Group's various entities and to develop common areas of expertise. In addition, joint audit assignments are carried out regularly by Group Control and Audit and the subsidiary's internal audit department, to encourage exchange on best practices.

This system ensures the continuation of traditional onsite audits of accounting records by Crédit Agricole S.A.'s Control and Audit team in all Group entities, while placing a special emphasis on its topical and cross-functional investigations.

The Control and Audit business line will be strengthened and its scope broadened as part of the integration of Crédit Lyonnais with the Crédit Agricole S.A. group.

Audits carried out by Group Control and Audit, and all external audits (supervisory authorities, outside firms) are monitored through a formal system to ensure that all recommendations made are implemented through corrective and strictly prioritised action plans.

Risk measurement and supervision

Crédit Agricole S.A. has risk measurement, supervision and control systems covering all risks whether carried on or off balance sheet (counterparty risk, market risk, operational risk, structural financial risk, etc.), which are adapted to its business activities and organisation, and form an integral part of the internal control system. Information is reported periodically to the Management Committee, the Board of Directors and the Audit and Risks Committee, notably through the reports on internal control and risk measurement and supervision.

Details of the risk management systems are presented in a separate appendix to the management report.

The Board of Directors, of which I am Chairman, the Audit and Risks Committee, and the Chief Executive Officer, due to his own specific responsibilities, are provided with comprehensive information on internal control and exposure to risk, areas of potential progress and any corrective measures adopted. The internal control system and procedures are updated continuously to meet new developments in regulations, business activities and risks.

All this information is contained in the annual report on internal control and risk measurement and supervision, the annual management report and regular reporting on operations and control.

The Chairman of the Board of Directors
Crédit Agricole S.A.
René Carron

Statutory auditors' report

Prepared in accordance with the final paragraph of Article L.225-235 of the French Company Law (Code de Commerce) on the report of the President of the Board of Crédit Agricole S.A. regarding internal control procedures relating to the preparation and processing of accounting and financial information.

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as statutory auditors of Crédit Agricole S.A. and in accordance with the final paragraph of Article L.225-235 of the French Company Law (*Code de Commerce*), we report to you on the report prepared by the President of your company in accordance with Article L.225-37 of the French Company Law (*Code de Commerce*) for the financial year ended 31 December 2003.

Under the responsibility of the Board of Directors, it is for management to determine and implement appropriate and effective internal control procedures. It is for the President to give an account, in his report, notably of the conditions in which the duties of board of the directors are prepared and organized and the internal control procedures in place within the company.

It is our responsibility to report to you our observations on the information and assertions set out in the President's report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with the professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the President's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

- obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the President's report;
- obtaining an understanding of the work performed to produce the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the President of the board's report, prepared in accordance with the final paragraph of Article L. 225-37 of the French Company Law (*Code de Commerce*).

21 April 2004

The Statutory Auditors

CABINET ALAIN LAINÉ	BARBIER FRINAULT & AUTRES ERNST & YOUNG
Alain Lainé	Valérie Meeus

Consolidated financial statements

Consolidated pro forma balance sheets

for the years ended 31 December 2003, 2002 and 2001

Assets (in millions of euros)	Notes	31/12/2003 Pro forma	31/12/2002 Pro forma	31/12/2001 Pro forma
Cash, money market and interbank items		**172,246**	**177,570**	**135,198**
Cash, due from central banks and French postal system		12,370	13,999	7,997
Treasury bills and similar items	5, 5.1, 5.2 & 5.3	65,522	62,915	45,210
Due from banks	3, 4.1, 4.2 & 4.3	94,354	100,656	81,991
Credit Agricole internal transactions	3	**157,648**	**149,901**	**141,630**
Customer-related items	4, 4.1, 4.2 & 4.3	**148,420**	**152,264**	**157,273**
Lease financing	4, 4.1, 4.2 & 4.3	**13,033**	**12,642**	**10,665**
Securities		**77,992**	**75,245**	**76,193**
Bonds and other fixed-income securities	5, 5.1, 5.2 & 5.3	50,089	44,915	45,267
Shares and other variable-income securities	5 & 5.1	27,903	30,330	30,926
Insurance companies' investments	38.1	**127,288**	**114,690**	**106,617**
Reinsurers'share in technical reserves	38.3	**389**	**192**	**130**
Investments, bank premises and equipment		**21,829**	**20,772**	**20,782**
Investments in non-consolidated affiliates and other long-term securities	6, 6.1 & 9	2,747	2,724	3,099
Investments in equity affiliates	7	12,294	11,455	10,745
Intangible assets, bank premises and equipment	8 & 9	6,788	6,593	6,938
Goodwill	12	**9,658**	**8,419**	**9,026**
Other assets, sundry accounts and prepaid expenses		**57,539**	**44,808**	**47,808**
Other assets	10	42,560	31,044	28,314
Other assets related to insurance activities	38.2	989	754	568
Sundry accounts and prepaid expenses	10	13,990	13,010	18,926
Total assets		**786,042**	**756,503**	**705,322**

Liabilities and shareholders'equity
(in millions of euros)

	Notes	31/12/2003 Pro forma	31/12/2002 Pro forma	31/12/2001 Pro forma
Money market and interbank items		**125,287**	**141,719**	**123,800**
Due to central banks and current accounts with French postal system		290	117	116
Due to banks	13	124,997	141,602	123,684
Credit Agricole internal transactions	13	**13,502**	**18,943**	**24,053**
Customer-related items	14, 14.1 & 14.2	**297,765**	**283,877**	**275,083**
Special savings schemes		180,204	168,883	162,697
Other accounts		117,561	114,994	112,386
Debts represented by a security	15 & 15.1	**90,505**	**90,801**	**83,032**
Insurance companies' technical reserves	38.3	**123,069**	**111,550**	**103,029**
Other liabilities, sundry accounts and unearned income		**81,858**	**65,261**	**52,120**
Other liabilities	16	60,090	45,249	35,032
Other liabilities related to insurance activities	38.4	949	604	527
Sundry accounts and unearned income	16	20,819	19,408	16,561
Reserves and subordinated debt		**24,201**	**19,599**	**20,285**
General risks and liabilities reserves	17	5,487	5,177	6,142
Mutual security deposits		28	18	9
Subordinated debt	19	18,686	14,404	14,134
Fund for general banking risks	18	**1,944**	**2,078**	**2,180**
Minority interests		**4,457**	**2,525**	**2,252**
Shareholders' equity (excl. FGBR)		**23,454**	**20,150**	**19,488**
Share capital		4,418	3,963	3,942
Additional paid-in capital		12,822	10,978	10,978
Investment grants		128	121	112
Consolidated reserves and retained earnings		4,946	3,842	2,847
Net income for the year		1,140	1,246	1,609
Total liabilities and shareholders' equity		**786,042**	**756,503**	**705,322**

Consolidated pro forma statements of off-balance sheet items

for the years ended 31 December 2003, 2002 and 2001

(in millions of euros)	Notes	31/12/2003 Pro forma	31/12/2002 Pro forma	31/12/2001 Pro forma
Guarantees and commitments given		**171,045**	**178,544**	**160,241**
Financing commitments given	23	**101,324**	**95,536**	**94,532**
Banks and financial institutions		9,114	12,365	7,391
Crédit Agricole entities		1,807	1,065	1,337
Customers		90,403	82,106	85,804
Guarantees given	23	**65,186**	**78,525**	**60,652**
Banks and financial institutions		15,673	11,915	15,385
Crédit Agricole entities		2,993	3,098	27
Customers [1]		46,520	63,512	45,240
Guarantees given by insurance companies		**955**	**881**	**833**
Commitments on securities	23	**3,580**	**3,602**	**4,224**
Securities bought with repurchase option				6
Other commitments		3,580	3,602	4,218
Guarantees and commitments received		**69,691**	**93,791**	**70,367**
Financing commitments received	23	**9,115**	**18,368**	**10,413**
Banks and financial institutions		4,205	10,346	6,769
Crédit Agricole entities		3,779	4,342	3,025
Customers		1,131	3,680	619
Guarantees received	23	**37,814**	**60,394**	**44,996**
Banks and financial institutions		15,938	33,338	16,240
Crédit Agricole entities		5	6	7
Customers [1]		21,871	27,050	28,749
Guarantees received from insurance companies		**17,267**	**9,654**	**9,385**
Commitments on securities	23	**5,495**	**5,375**	**5,573**
Securities bought with repurchase option		15		
Other commitments		5,480	5,375	5,573

(1) At 31 December 2002, these commitments include the guarantee given by Crédit Agricole Indosuez and the counter-guarantee received from the Regional Banks within the framework of the public cash and exchange offer for the capital of Crédit Lyonnais issued on 16 December 2002

Off-balance sheet commitments – other information
Foreign exchange transactions and amounts payable in foreign currencies: Note 23.1
Securitisation transactions and special-purpose vehicles: Note 23.2
Financial futures transactions and other forward agreements: notes 24, 24.1 and 24.2

Pro forma consolidated income statement

for the years ended 31 December 2003, 2002 and 2001 (in millions of euros)

(in millions of euros)	Notes	31/12/2003 Pro forma	31/12/2002 Pro forma	31/12/2001 Pro forma
Interest receivable and similar income	25 & 26	25,860	35,055	43,886
Interest payable and similar expense	25 & 26	(21,729)	(31,599)	(41,084)
Income from variable-income securities	26	228	212	287
Net commission and fee income	27	2,071	2,094	2,537
Net income from financial transactions	29	3,605	3,309	4,165
Net gains (losses) on held for sale securities	30	88	382	807
Other net banking income		314	342	188
Gross margin on insurance activities	38.5	2,238	1,813	1,740
Net income from other activities		46	51	82
Net banking income		**12,721**	**11,659**	**12,608**
Operating expenses	31	**(8,350)**	**(8,198)**	**(8,518)**
Personnel costs	31.1 & 31.2	(4,971)	(4,859)	(5,036)
Other operating expenses	31.3 & 31.4	(3,379)	(3,339)	(3,482)
Depreciation and amortisation		**(539)**	**(502)**	**(602)**
Gross operating income		**3,832**	**2,959**	**3,488**
Risk-related costs	32	(1,121)	(770)	(1,049)
Net operating income		**2,711**	**2,189**	**2,439**
Share of net income (losses) of equity affiliates	35	856	474	707
Net income (loss) on fixed assets	33	(49)	(124)	31
Net ordinary income (before tax)		**3,518**	**2,539**	**3,177**
Integration-related costs	39	(513)		
Net extraordinary items	36	(21)	(166)	332
Corporate income tax	34	(722)	(428)	(975)
Amortisation of goodwill		(900)	(622)	(628)
Net allowance to the fund for general banking risks		131	98	(44)
Net income before minority interests		**1,493**	**1,421**	**1,862**
Minority interests		353	175	253
Net income - Group share		**1,140**	**1,246**	**1 609**
Net income - Group share per share (in euros)		0.851	0.942	1.214

The methods used to calculate basic earnings per share are based on Opinion 27 of the "L'Ordre des Experts Comptables" (French Order of Chartered Accountants). Basic earnings per share correspond to consolidated net income divided by the weighted average number of shares outstanding over the year.

Diluted consolidated earnings per share are identical

Rules governing the preparation of pro forma consolidated financial statements for the Credit Agricole S.A. group

The pro forma financial statements for 2001 have been prepared on a different basis from those presented at the time of the initial public offering of CNCA, now Crédit Agricole S.A. (see Note 2.3 to the financial statements for the Crédit Agricole S.A. Group at 31 December 2002).

1 • Scope of the pro forma consolidated financial statements

Crédit Agricole S.A. acquired 92.55% of Crédit Lyonnais on 19 June 2003. Crédit Lyonnais is therefore included in the Crédit Agricole S.A. Group's consolidated financial statements at 31 December 2003 using the methods described in Note 1.2.
The pro forma consolidated financial statements have been drawn up to reflect assets, liabilities and results as if Crédit Agricole S.A. had acquired 92.55% of Crédit Lyonnais on 1 January 2001.
The pro forma consolidated financial statements at 31 December 2001 also reflect assets, liabilities and results as if the restructuring operations connected with Crédit Agricole S.A.'s initial public offering had been completed on 31 December 1998.
As regards the acquisition of Finaref, there were a number of material changes in the Finaref group's equity interests and scope of consolidation during 2002. For technical reasons, therefore, Crédit Agricole S.A. is unable to prepare pro forma financial statements for the Finaref group.

2 • Accounting principles

As a general rule, the accounting principles and methods used to prepare the pro forma consolidated financial statements are identical to those used to prepare the published consolidated financial statements at each year end.
Any changes in accounting principles are applied in the pro forma financial statements on the same dates as in the published financial statements.
The scope of consolidation includes the subsidiaries and equity interests consolidated by Crédit Agricole S.A. and Crédit Lyonnais S.A. at each year-end.
The Crédit Lyonnais Group is fully consolidated.

Impact of the acquisition of Crédit Lyonnais:

In the pro forma consolidated financial statements, the carrying value of Crédit Lyonnais shares acquired by Crédit Agricole S.A. is identical to that recorded in the published consolidated financial statements. It includes acquisition-related expenses and the transfer value of the Crédit Lyonnais shares held by Banca Intesa.
Goodwill is calculated on a "notional" basis at 1 January 2001 by deducting the theoretical amortisation accrued since that date from the actual goodwill booked on 31 December 2003.
The instruments used to fund the acquisition are identical to those existing at 19 June 2003, for an amount equal to the difference between the acquisition value of Crédit Lyonnais shares and the value of Crédit Agricole S.A. shares issued in exchange on 19 June 2003.
They comprise €1.85 billion in hybrid equity instruments subscribed by the Regional Banks, €2.2 billion in perpetual subordinated notes, €0.43 billion in preferred shares, €2.2 billion in shareholders' advances and €4.2 billion in cash. The overall cost of funding is approximately 5%.
The new share issue made by Crédit Agricole S.A. on 19 June 2003 is also backdated to 1 January 2001.

Impact of the initial public offering

In the pro forma consolidated financial statements, the transfer to Crédit Agricole S.A. of the Regional Banks' interests in the seven specialised subsidiaries (BFT, Crédit Agricole Asset Management, Crédit Agricole Indosuez Cheuvreux, Pacifica, Predica, CA Bourse and Sofinco), and Crédit Agricole S.A.'s acquisition of an interest in each of the Regional Banks (with the exception of the Regional Bank of Corsica), are deemed to have taken place on 31 December 1998.
The purchase price of the shares in the specialised subsidiaries owned jointly by Crédit Agricole S.A. and the Regional Banks is equal to their shareholders' equity consolidated by the Crédit Agricole Group on that date.
The Regional Banks, their direct subsidiaries and the specialised subsidiaries are consolidated on the basis of the actual percentage held by Crédit Agricole S.A. at 31 December 2001.
Goodwill arising on the Regional Banks and their subsidiaries is recognised at 1 January 1999 and amortised from that date.
For the purpose of calculating the pro forma contribution to 2001 consolidated results, the individual company results for the Regional Banks do not include capital gains (net of costs and tax) generated by the sale of Crédit Agricole S.A. shares, nor the exceptional costs connected with the initial public offering.

The total cost to Crédit Agricole S.A. of acquiring its interests in the Regional Banks was € 6.57 billion. It was financed by € 3.5 billion of redeemable subordinated notes debt raised from the beginning of 2001, and a capital increase of € 0.22 billion raised from the employee share offering. The balance is deemed to have been funded by 10-year treasury swaps. The overall cost of funding amounts to 4.91%.

Note 3 • Due from banks: analysis by maturity date

(in millions of euros)	31/12/03 Pro forma ≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest receivable	Total	31/12/02 Pro forma	31/12/01 Pro forma
Banks									
Loans and advances									
• Demand	19,614				19,614	8	19,622	21,429	21,663
• Time	6,401	5,110	4,544	1,696	17,751	145	17,896	22,593	33,857
Pledged securities	954	607	98	49	1,708	8	1,716	2,190	2,350
Securities purchased under repurchased agreements	38,679	13,216	2,989	45	54,929	46	54,975	54,473	22,365
Subordinated debt	20	52	67	355	494	2	496	444	2,202
Total	**65,668**	**18,985**	**7,698**	**2,145**	**94,496**	**209**	**94,705**	**101,129**	**82,437**
Provisions							(351)	(473)	(446)
Net book value							**94,354**	**100,656**	**81,991**
Crédit Agricole internal transactions									
Current accounts	6,372				6,372	8	6,380	4,875	2,209
Time loans and advances	24,900	39,876	46,764	39,472	151,012	119	151,131	144,878	139,224
Subordinated debt	9	190		15	214		214	227	270
Total	**31,281**	**40,066**	**46,764**	**39,487**	**157,598**	**127**	**157,725**	**149,980**	**141,703**
Provisions							(77)	(79)	(73)
Net book value							**157 648**	**149 901**	**141 630**

Note 4 • Customer-related items and lease financing: analysis by maturity date

(in millions of euros)	31/12/03 Pro forma ≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest receivable	Total	31/12/02 Pro forma	31/12/01 Pro forma
Customer-related items									
Bills discounted	2,025	408	215	1	2,649	16	2,665	2,575	2,705
Other loans	33,326	18,750	45,118	31,654	128,848	1,181	130,029	135,866	139,656
Securities purchased under repurchased agreements	10,628	374			11,002	4	11,006	9,007	10,038
Current accounts in debit	10,353				10,353	117	10,470	10,660	11,648
Total	**56,332**	**19,532**	**45,333**	**31,655**	**152,852**	**1,318**	**154,170**	**158,108**	**164,047**
Provisions							(5,750)	(5,844)	(6,774)
Net book value							**148,420**	**152,264**	**157,273**
Lease financing									
Property finance leases	270	386	1,998	2,481	5,135	9	5,144	4,925	4,435
Equipement leases, rental contracts with purchase option and similar transactions	979	1,795	4,585	619	7,978	176	8,154	8,059	6,505
Total	**1,249**	**2,181**	**6,583**	**3,100**	**13,113**	**185**	**13,298**	**12,984**	**10,940**
Provisions							(265)	(342)	(275)
Net book value							**13,033**	**12,642**	**10,665**
Total							**161,453**	**164,906**	**167,938**
Performing loans outstanding, restructured with non-market interest rate, within the framework of over-indebtedness Commissions decisions							**818**		
Discount or reserve of these loans outstanding								**99**	

Note 4.1 • Due from banks; customers-related items; lease financing: accounts by geographical area [1][3]

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma
France (including overseas departments and territories)	104,436	106,626
Other European Union countries	46,827	49,800
Rest of Europe	6,921	7,280
North America	13,363	22,036
Central and South America	5,342	6,177
Africa and Middle-East	10,250	9,652
Asia and Pacific (excluding Japan)	8,240	9,966
Japan	5,237	9,353
Other, aggregate [2]	40,656	30,958
Leasing and factoring [4]	19,189	18,063
Total gross value	**260,461**	**269,911**
Accrued interest	**1,712**	**2,310**
Provisions	**(6,366)**	**(6,659)**
Net book value	**255,807**	**265,562**

(1) Without reallocation where guarantees or credit insurance give rise to a geographical shift of risk.
(2) Including delivered securities bought under repo agreements from Crédit Lyonnais.
(3) Information not available at 31/12/2001.
(4) Including accrued interest in 2002 and 2001.

Note 4.2 • Due from banks; customers-related items; lease financing – doubtful accounts, bad accounts and provisions by geographical area [1][5]

	31/12/03 Pro forma					31/12/02 Pro forma		
(in millions of euros)	Gross	o/w doubtful accounts [2]	o/w bad accounts [2]	Provisions for doubtful accounts [2]	Provisions for bad accounts	Gross [2]	Bad and doubtful accounts	Provisions
France (including overseas departments and territories)	46,979	605	1,101	418	726	49,254	1,026	699
Other European Economic Area countries	37,768	201	274	114	181	38,116	335	191
Rest of Europe	5,198	111	184	92	153	5,956	441	403
North America	4,882	275	101	82	46	9,710	366	133
Central and South America	3,779	209	43	165	36	4,393	327	225
Africa and Middle-East	6,796	93	294	49	193	6,698	484	238
Asia and Pacific (excluding Japan)	5,314	17	212	10	133	6,782	456	216
Japan	4,032	1		1		8,012		
Leasing and factoring [3]	19,189	384	253	169	153	7,907	281	217
Other, aggregate [4]	126,524	2,513	2,424	1,497	1,658	133,083	5,908	3,845
Total gross value	**260,461**	**4,409**	**4,886**	**2,597**	**3,279**	**269,911**	**9,624**	**6,167**
Accrued interest	**1,712**	**152**	**365**	**135**	**355**	**2,310**	**509**	**492**
Net book value	**262,173**	**4,561**	**5,251**	**2,732**	**3,634**	**272,221**	**10,133**	**6,659**

(1) Without reallocation where guarantees or credit insurance give rise to a geographical shift of risk.
(2) New regulation relating to the accounting treatment of credit risk applicable as of 01/01/2003.
(3) Including delivered securities bought under repurchase agreements from Crédit Lyonnais.
(4) Excluding Crédit Lyonnais Group but including accrued interest in 2002.
(5) *Information not available at 31/12/2001.*

Note 4.3 • Due from banks; customers-related items; lease financing: analysis by customer type[4]

(in millions of euros)	31/12/03 Pro forma					31/12/02 Pro forma		
	Gross	o/w doubtful accounts[1]	o/w bad accounts[1]	Provisions for doubtful accounts[1]	Provisions for bad accounts[1]	Gross	Bad and doubtful accounts	Provisions
Central and local governments	4,057	5	63	2	47	5,084	84	46
Financial institutions	62,483	206	138	184	135	77,975	567	474
Individual and small business customers	21,198	625	1,169	485	810	13,840	851	640
Farmers	46	6	11	3	3	31	16	6
Corporates (including insurance companies) and others customers	28,136	822	1,193	392	828	33,656	2,426	1,431
Leasing and factoring[2]	19,189	384	253	169	153	7,907	281	217
Other, aggregate Crédit Lyonnais Group[3]	127,064	2,513	2,424	1,497	1,658	133,728	5,908	3,845
Total	**262,173**	**4,561**	**5,251**	**2,732**	**3,634**	**272,221**	**10,133**	**6,659**

(1) New regulation relating to the accounting treatment of credit risk.
(2) Excluding Crédit Lyonnais Group at 31/12/2002.
(3) Including delivered securities bought under repo agreements from Crédit Lyonnais.
(4) Information not available at 31/12/2001.

Note 5 • Securities: analysis by type

(in millions of euros)	31/12/03 Pro forma					31/12/02 Pro forma	31/12/01 Pro forma
	Trading securities	Available-for-sale securities	Portfolio securities	Held-to-maturity securities	Total		
Treasury bills and similar securities	**33,368**	**19,495**		**12,565**	**65,428**	**62,639**	**45,003**
Accrued interest		90		284	374	351	334
Provisions		(224)		(56)	(280)	(75)	(127)
Net book value	**33,368**	**19,361**		**12,793**	**65,522**	**62,915**	**45,210**
Bonds and other fixed-income securities	**24,434**	**12,162**		**13,359**	**49,955**	**44,729**	**45,214**
Accrued interest		111		297	408	456	434
Provisions		(169)		(105)	(274)	(270)	(381)
Net book value	**24,434**	**12,104**		**13,551**	**50,089**	**44,915**	**45,267**
Shares and other variable-income securities[1]	**19,492**	**5,469**	**3,621**		**28,582**	**30,891**	**31,291**
Accrued income	2	1	16		19	49	24
Provisions		(105)	(593)		(698)	(610)	(389)
Net book value	**19,494**	**5,365**	**3,044**		**27,903**	**30,330**	**30,926**
Total net book value	**77,296**	**36,830**	**3,044**	**26,344**	**143,514**	**138,160**	**121,403**
Estimated fair value	**77,296**	**37,176**	**3,437**	**27,031**	**144,940**	**139,369**	**122,238**

(1) At 31 December 2003, Crédit Agricole S.A. held 14,935,794 own shares classified as 'Shares and other variable-income securities – trading securities' for a total of € 254,153,000. They have a nominal value of € 3 and their stockmarket price at 31 December 2003 was € 18.93.

As part of the programme to acquire strategic shareholdings, certain securities already issued by the Group and matched against held-to-maturity securities have been reallocated to match these strategic investments. Accordingly, € 973m of held-to-maturity securities were reclassified as available-for-sale securities in December 2002 against € 212m in 2001.

€ 870 million of trading securities were reclassified as available-for-sale securities during the year, against € 402 million in 2002.

During 2003, € 31 million of available-for-sale securities were reclassified as held-to-maturity securities.

€ 489 million of held-to-maturity securities were sold before their maturity date during the year, against € 431 million in 2002 and € 1,077 m in 2001.

Premiums and discounts

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Trading securities (excluding Crédit Lyonnais)			
Residual net premium		-	-
Residual net discount	51	704	308
Held-to-maturity securities (1)			
Residual net premium	38	-	8
Residual net discount		83	-

(1) Excluding Credit Lyonnais for 2002 and 2001.

Note 5.1 • Breakdown of listed and unlisted securities between fixed-income and variable-income securities

(in millions of euros)	31/12/03 Pro forma				31/12/02 Pro forma				31/12/01 Pro forma			
	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable income securities	Total	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable income securities	Total
Listed securities	29,081	24,565	11,095	**64,741**	27,717	24,268	13,545	**65,530**	30,460	19,722	16,780	**66,962**
Unlisted securities	4,015	11,385	3,810	**19,210**	3,696	6,437	3,256	**13,389**	5,788	5,138	5,722	**16,648**
Accrued income	295	279	13	**587**	313	252	15	**580**	345	263	15	**623**
Provisions	(129)	(5)	(485)	**(619)**	(162)	(2)	(366)	**(530)**	(245)	(2)	(237)	**(484)**
Net book value on Crédit Agricole S.A.'s consolidated balance sheet (excluding Crédit Lyonnais)	**33,262**	**36,224**	**14,433**	**83,919**	**31,564**	**30,955**	**16,450**	**78,969**	**36,348**	**25,121**	**22,280**	**83,749**
Listed securities	13,389	27,626	12,146	**53,161**	9,183	30,010	12,692	**51,885**	4,767	19,042	7,409	**31,218**
Unlisted securities	3,325	1,578	1,319	**6,222**	4,026	1,852	1,154	**7,032**	4,063	976	1,229	**6,268**
Accrued income	113	94	5	**212**	142	98	34	**274**	89	71	8	**168**
Net book value on Crédit Lyonnais' balance sheet	**16,827**	**29,298**	**13,470**	**59,595**	**13,351**	**31,960**	**13,880**	**59,191**	**8,919**	**20,089**	**8,646**	**37,654**
Net book value	**50,089**	**65,522**	**27,903**	**143,514**	**44,915**	**62,915**	**30,330**	**138,160**	**45,267**	**45,210**	**30,926**	**121,403**

Breakdown of mutual funds by type:

(in millions of euros)	31/12/03 Pro forma		31/12/02 Pro forma		31/12/01 Pro forma	
	Book value	Cash-in value	Book value	Cash-in value	Book value	Cash-in value
Money market funds	1,118	1,166	1,168	1,307	1,527	1,604
Bond funds	919	1,390	527	538	326	348
Equity funds	560	571	493	428	1,052	1,142
Other funds	2,405	2,478	3,248	3,348	2,954	3,056
Total	**5,002**	**5,605**	**5,436**	**5,621**	**5,859**	**6,150**
o/w mutual funds under exclusive control	561	596	1,367	1,368	1,809	1,944

Breakdown of all mutual funds:

(in millions of euros)	31/12/03 Pro forma Book value	31/12/02 Pro forma Book value	31/12/01 Pro forma Book value
Capitalisation mutual funds	2,282	2,078	2,411
· France	2,183	1,931	2,306
· Rest of world	99	147	105
Other mutual funds	2,720	3,358	3,447
Total	**5,002**	**5,436**	**5,858**

Note 5.2 • Treasury bills, bonds and other fixed-income securities: analysis by maturity date

(in millions of euros)

	31/12/03 Pro forma							31/12/02 Pro forma	31/12/01 Pro forma
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest receivable	Total		
Bonds and other fixed-income securities	11,509	9,305	16,429	12,712	49,955	408	50,363	45,185	45,648
Treasury bills and similar securities	17,483	16,461	21,061	10,423	65,428	374	65,802	62,990	45,337
Provisions							(554)	(345)	(508)
Net book value							**115,611**	**107,830**	**90,477**

Includes trading securities for which the notion of remaining term to maturity is not relevant.

Note 5.3 • Treasury bills, bonds and other fixed-income securities: geographical analysis

(in millions of euros)

	31/12/03 Pro forma			31/12/02 Pro forma			31/12/01 Pro forma		
	Gross	Doubtful debts	Provisions	Gross	Doubtful debts	Provisions	Gross	Doubtful debts	Provisions
France (including overseas departments and territories)	24,383	28	50	22,687	17	56	26,335	12	69
Other European Union countries	21,539	3	6	20,801	5	7	16,289	9	12
Rest of Europe	706			607		3	649		
North America	4,022	4	40	4,878	3	39	5,133	6	31
Central and South America	2,190	24	19	2,693	30	17	2,386	22	26
Africa and Middle-East	1,190			1,453			1,315		3
Asia and Pacific (excluding Japan)	2,926	20	19	2,932	47	42	3,371	112	106
Japan	12,089			6,067			5,630		
Other, aggregate [(1)]	46,338	214	420	45,251	195	181	29,109	87	261
Total gross value	**115,383**	**293**	**554**	**107,369**	**297**	**345**	**90,217**	**248**	**508**
Accrued interest	**782**	**9**		**806**	**13**		**768**	**23**	
Net book value	**116,165**	**302**	**554**	**108,175**	**310**	**345**	**90,985**	**271**	**508**

(1) Contribution from Crédit Lyonnais.

Pro forma consolidated financial statements

Note 6 • Investments in non-consolidated subsidiaries and associated companies, other long-term securities

Non-consolidated investments with a gross book value in excess of €50 million.

	Gross book value (in millions of euros)			% interest		
	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Banco Bisel(3)	131	131		N/A	N/A	
Bradesco			302			3.2
Commerzbank(2)	33	33	90	0.6	0.6	0.6
Crédit Logement (titres A)	193	147	111	16.5	16.5	16.5
Crédit Logement B(2)	181	134	98	16.1	16.1	16.1
Doumer Euterpe(1)			100			100.0
Emporiki Bank (Commercial Bank of Greece)	331	331	276	9.0	9.0	6.7
Gercasa			93			100.0
Resona Trust and Banking	86	86		5.0	5.0	
SEFA(1)	67	67	67	100.0	100.0	100.0
Veolia Environnement(2)	77	77		0.8	0.8	
Wafabank	52	52	52	14.8	14.8	14.8
1301 Sixth Avenue(2)	61	74	87	18.3	18.3	18.3
Short-term advances	443	441	474			
Other long-term securities	1,877	1,860	1,967			
Gross value(4)	**3,532**	**3,433**	**3,717**			
Provisions	(802)	(731)	(646)			
Accrued interest	17	22	28			
Net book value	**2,747**	**2,724**	**3,099**			

(1) Not consolidated pursuant to CRC Regulation 99-07 (below materiality threshold).
(2) Securities held by Crédit Lyonnais Group.
(3) Deconsolidated at 1 January 2002 and booked at its value on the date of deconsolidation. The investment has been provided for in full.
In addition, an impairment provision has also been made for the full value (€236 million) of securities in the individual financial statements. On 17 May 2002, the Central Bank of Argentina suspended Banco Bisel's banking licence and entrusted its banking activities to Banco Nacion. As a result, Crédit Agricole S.A. no longer exercises significant influence over this entity.
(4) Of which banks: €1,227m at 31 December 2003 against €3,362m at 31 December 2002 and €1,990m at 31 December 2001.

Note 6.1 • Estimated value of non-consolidated investments

(in millions of euros)	31/12/03 Pro forma		31/12/02 Pro forma		31/12/01 Pro forma	
	Net book value	Estimated value	Net book value	Estimated value	Net book value	Estimated value
Investments in non-consolidated subsidiaries and associated companies						
• Unlisted securities	1,552	1,674	1,507	1,604	1,735	1,737
• Listed securities	473	581	488	1,252	707	1,014
• Short-term advances	428	428	426	426	465	465
Sub-total	**2,453**	**2,683**	**2,421**	**3,282**	**2,907**	**3,216**
Other long-term securities						
• Unlisted securities	182	206	169	194	35	37
• Listed securities	93	109	112	72	128	129
• Short-term advances	2	2			1	1
Sub-total	**277**	**317**	**281**	**266**	**164**	**167**
Accrued income	**17**	**17**	**22**	**22**	**28**	**28**
Total	**2,747**	**3,017**	**2,724**	**3,570**	**3,099**	**3,411**

The estimated value of listed securities corresponds to their use value

Note 7 • Investments in equity affiliates

Investments with a book value in excess of €50 million:

Investments in equity affiliates (in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Financial institutions	**11,967**	**11,144**	**10,747**
Al Bank Al Saudi Al Fransi	346	357	393
B.E.S.	433	415	271
Regional banks and subsidiaries	7,771	7,188	6,620
Banca Intesa Spa	3,375	3,143	3,160
Others	42	41	303
Non-financial companies	**327**	**311**	**(2)**
Partran – Tranquilidade – Tranquilidade Vida	(80)	(84)	(38)
Rue Impériale	339	335	330
Others	68	60	(294)
Net book value	**12,294**	**11,455**	**10,745**

Note 8 • Intangible and tangible fixed assets

(in millions of euros)	31/12/03 Pro forma			31/12/02 Pro forma	31/12/01 Pro forma
	Cost	Accumulated depreciation and amortisation	Net	Net	Net
Tangible assets:					
• Property, plant & equipment	4,387	2,035	2,352	2,204	2,409
• Assets let to third parties	615	211	404	384	515
Intangible assets (1)	4,992	963	4,029	4,004	4,004
Accrued interest (2)	3		3	1	10
Total	**9,997**	**3,209**	**6,788**	**6,593**	**6,938**

(1) o/w € 3,500 m of goodwill (related to the retail business in France) identified according to CRC 99-07 in the framework of the first consolidation of the Crédit Lyonnais group.
(2) Accrued rents on assets let to third parties

Note 9 • Other fixed assets: movement in net book value

(in millions of euros)	31/12/01 Pro forma	31/12/02 Pro forma	Consolidation changes	Increases (acquisitions)	Decreases (redemptions and disposals)	Foreign exchange translation adjustements	Other movements	31/12/03 Pro forma
Investments in non-consolidated subsidiaries and associated companies								
Cost	3,065	2,679	228	1,339	(1,223)	(26)	(244)	**2,753**
Short-term advances	451	441	(1)	76	(75)	(1)	1	**441**
Provisions	(608)	(698)	(80)	(94)	137	11	(17)	**(741)**
Other long-term securities								
Cost	200	313		2	(197)	(1)	219	336
Short-term advances	1			2				2
Provisions	(38)	(33)		(14)	3		(17)	(61)
Accrued interest	28	22					(5)	17
Net book value	**3,099**	**2,724**	**147**	**1,311**	**(1,355)**	**(17)**	**(63)**	**2,747**
Intangible assets (1)	4,004	4,004	38	44	(130)	(10)	83	**4,029**
Property, plant & equipment	2,924	2,588	202	27	(223)	(55)	217	**2,756**
Accrued interest (2)	10	1					2	3
Net book value	**6,938**	**6,593**	**240**	**71**	**(353)**	**(65)**	**302**	**6,788**

(1) o/w € 3,500 m of goodwill (related to the retail business in France) identified according to CRC 99-07 in the framework of the first consolidation of the Crédit Lyonnais group.
(2) Accrued rents on assets let to third parties

Note 10 • Other assets, sundry accounts and prepaid expenses

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Other assets (1)	**42,560**	**31,044**	**28,314**
Financial options bought	21,575	12,222	9,181
Codevi bonds	2,456	2,784	2,717
Miscellaneous debtors	13,661	11,452	11,982
Settlement accounts	4,854	4,571	4,417
Due from shareholders – unpaid capital	14	15	17
Sundry accounts and prepaid expenses	**13,990**	**13,010**	**18,926**
Deferred tax	693	578	969
Items in course of transmission to other banks	1,415	1,037	4,016
Breakdown of Crédit Agricole sundry accounts and prepaid expenses			
· Items in course of transmission to other banks	1,555	791	1,548
· Accrued income	4,950	5,723	5,425
· Prepayments	1,256	1,028	1,034
· Unrealised gains and deferred losses on financial futures	505	376	636
· Unamortised bond issue and redemption premiums	222	228	374
· Miscellaneous	920	402	864
Crédit Lyonnais sundry accounts and prepaid expenses	2,474	2,847	4,060
Net book value	**56,550**	**44,054**	**47,240**

(1) Amounts are stated inclusive of associated accrued interest and net of provisions.

Note 11 • Provisions deducted from assets

(in millions of euros)	31/12/01 Pro forma	31/12/02 Pro forma	Consolidation changes	Charges	Write-back or utilisation	Foreign exchange translation adjustement	Other movements	31/12/03 Pro forma
Loans and advances to banks	519	552		29	(32)	(39)	(82)	**428**
Loans and advances to customers	6,774	5,844	868	1,770	(1,562)	(390)	(780)	**5,750**
Lease financing	275	342		116	(182)	(1)	(10)	**265**
Available-for-sale, portfolio and held-to-maturity securities	897	955	(9)	392	(291)	(53)	258	**1,252**
Investments in non-consolidated subsidiaries and associated companies, other long-term securities	646	731	79	108	(138)	(13)	35	**802**
Other	203	142	16	36	(30)	(4)	8	**168**
Total	**9,314**	**8,566**	**954**	**2,451**	**(2,235)**	**(500)**	**(571)**	**8,665**

Note 12 • Goodwill

Goodwill items exceeding €50 million.

(in millions of euros)	31/12/03 Pro forma			31/12/02 Pro forma	31/12/01 Pro forma
	Gross	Amortisation	Net	Net	Net
Amortised over 1 to 5 years inclusive					
C.P.R. Online	84	(70)	14	31	61
Amortised over 5 to 10 years inclusive					
CAI (Suisse) SA	118	(26)	92	47	53
E.F.L.	239	(43)	196	149	101
Lukas	363	(99)	264	234	265
Sofinco	990	(576)	414	538	662
C.P.R. AM	126	(78)	48	56	65
Other CPR subsidiaries	23	(9)	14	16	23
Amortised over 10 to 15 years inclusive					
B.E.S.	62	(21)	41	47	52
Credibom	51	(2)	49		
Amortised over 15 to 20 years inclusive					
Banca Intesa Spa	51	(9)	42	45	47
Paris & Ile-de-France Regional Bank	77	(8)	69	73	76
Crédit Lyonnais Group	7,616	(998)	6,618	6,767	7,099
Ellos Group	189	(8)	181		
Finaref Group	1,512	(87)	1,425		
Rue Impériale	243	(235)	8	224	247
Other companies	311	(128)	183	192	275
Total	**12,055**	**(2,397)**	**9,658**	**8,419**	**9,026**

Note 13 • Due to banks: Analysis by maturity date

(in millions of euros)	31/12/03 Pro forma							31/12/02 Pro forma	31/12/01 Pro forma
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total		
Due to banks									
Deposits									
• Demand	13,746				13,746	171	**13,917**	16,783	17,221
• Time	30,147	10,551	5,097	1,862	47,657	281	**47,938**	64,934	76,740
Pledged securities	127	152	1,886	2,756	4,921	154	**5,075**	5,778	6,451
Securities fold under repurchased agreements	28,182	26,785	3,068		58,035	32	**58,067**	54,107	23,272
Total	**72,202**	**37,488**	**10,051**	**4,618**	**124,359**	**638**			
Net book value							**124,997**	**141,602**	**123,684**
Crédit Agricole internal transactions									
Current accounts in credit	3,430				3,430	7	**3,437**	5,545	10,744
Demand and time deposits	2,173	2,465	4,523	690	9,851	214	**10,065**	13,398	13,309
Total	**5,603**	**2,465**	**4,523**	**690**	**13,281**	**221**			
Net book value							**13,502**	**18,943**	**24,053**

Pro forma consolidated financial statements

Note 14 • Customer accounts: analysis by maturity date

(in millions of euros)

	31/12/03 Pro forma							31/12/02 Pro forma	31/12/01 Pro forma
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total		
Current accounts in credit	41,942				41,942	55	**41,997**	38,962	40,810
Government-regulated savings schemes:									
• Demand deposits	75,644				75,644	368	**76,012**	67,405	61,463
• Time deposits	14,476	11,583	67,057	10,626	103,742	450	**104,192**	101,478	101,234
Other debts to customers	39,533	4,748	6,876	2,091	53,248	729	**53,977**	58,018	62,237
Pledged securities	20,969	440	150		21,559	28	**21,587**	18,014	9,339
Total	192,564	16,771	74,083	12,717	296,135	1,630			
Net book value							**297,765**	**283,877**	**275,083**

Note 14.1 • Customer accounts: geographical analysis

(in millions of euros)

	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
France (including overseas departments and territories)	245,009	230,597	216,477
Other European Union countries	16,094	17,025	18,256
Rest of Europe	6,774	7,709	8,006
North America	9,322	7,739	6,878
Central and South America	1,935	1,365	3,985
Africa and The Middle-East	11,475	11,661	11,383
Asia and Pacific (excluding Japan)	4,802	5,672	6,878
Japan	2,354	2,109	3,220
Total	**297,765**	**283,877**	**275,083**

Note 14.2 • Customer accounts: analysis by customer type

(in millions of euros)

	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Individuals and small business customers	224,062	214,133	208,997
Corporates	73,703	69,744	66,086
Total	**297,765**	**283,877**	**275,083**

Note 15 • Debts represented by a security: analysis by maturity date

(in millions of euros)

	31/12/03 Pro forma							31/12/02 Pro forma	31/12/01 Pro forma
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total		
Savings certificates	98	95	16	64	273	7	**280**	335	348
Interbank securities	1,379	940	2,352	1,100	5,771	416	**6,187**	8,124	6,500
Negotiable debt securities:									
• Issued in France	21,396	11,560	11,007	2,798	46,761		**46,761**	34,989	23,569
• Issued abroad	6,000	7,522	412		13,934		**13,934**	23,557	25,851
Bonds (see Note 15.1)	2,206	2,807	10,525	7,226	22,764	480	**23,244**	23,645	26,576
Other debt instruments	99				99		**99**	151	188
Total					**89,602**	**903**	**90,505**	**90,801**	**83,032**

Note 15.1 • Bonds (by currency of issue)

(in millions of euros)

	Analysis by maturity date at 31 December 2003 (1)			Outstanding at 31/12/03 Pro forma	Outstanding at 31/12/02 Pro forma	Outstanding at 31/12/01 Pro forma
	≤ 1 year	> 1 year to ≤ 5 years	> 5 years			
Euro	**4,731**	**9,448**	**5,982**	**20,161**	**21,206**	**24,287**
· Fixed rate	3,626	6,202	5,050	**14,878**	16,124	18,931
· Floating rate	1,105	3,246	932	**5,283**	5,082	5,356
US dollar	**176**	**740**	**722**	**1,638**	**688**	**922**
· Fixed rate	145	382	399	**926**	307	807
· Floating rate	31	358	323	**712**	381	115
Yen	**4**	**73**	**495**	**572**	**1,075**	**557**
· Fixed rate	4	73	495	**572**	120	32
· Floating rate				**0**	955	525
Other currencies	**102**	**264**	**27**	**393**	**163**	**19**
· Fixed rate	84	98	27	**209**	96	19
· Floating rate	18	166		**184**	67	0
Total – gross amounts	**5,013**	**10,525**	**7,226**	**22,764**	**23,132**	**25,785**
· Fixed rate	3,859	6,755	5,971	**16,585**	16,647	19,789
· Floating rate	1,154	3,770	1,255	**6,179**	6,485	5,996
Accrued interest				**480**	**513**	**791**
Net book value				**23,244**	**23,645**	**26,576**

(1) Before the impact of hedging contracts.

Note 16 • Sundry accounts and unearned income and other liabilities

(in millions of euros)

	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Other liabilities (1)	**60,090**	**45,249**	**35,032**
Liabilities relating to trading securities	18,394	15,950	9,137
Liabilities relating to stock lending transactions	6,115	5,637	5,408
Financial options sold	21,751	11,118	8,129
Miscellaneous creditors	2,170	10,410	9,379
Settlement accounts	11,604	2,078	2,948
Payments in process	46	47	19
Other	10	9	12
Sundry accounts and unearned income	**20,819**	**19,408**	**16,561**
Items in course of transmission to other banks			
Breakdown of Crédit Agricole sundry accounts and unearned income	980	1,236	874
Adjustment accounts	3,875	2,807	875
Deferred income	2,481	2,324	2,201
Accrued expenses	6,705	7,846	7,707
Unrealised losses and deferred gains on financial futures	283	267	250
Other	262	539	522
Crédit Lyonnais sundry accounts and unearned income	6,233	4,389	4,132
Net book value	**80,909**	**64,657**	**51,593**

(1) Amounts are stated inclusive of accrued interest.

Note 17 • General reserves for risks and expenses

(in millions of euros)	31/12/01 Pro forma	31/12/02 Pro forma	Consolidation changes	Charges	Write-backs	Amounts used	Foreign exchange translation adjustments	Other movements	31/12/03 Pro forma
Country risks	1,512	865		85	(89)		(75)	(33)	753
Financing commitment execution risks	389	306	1	102	(81)	(2)	(14)	(19)	293
Retirement and similar benefits	357	338	(48)	93	(37)	(28)	(4)	(2)	312
Financial futures	97	41		9	(13)		(1)	(3)	33
Other liabilities and charges (1)	3,787	3,627	458	1,227	(643)	(500)	(125)	52	4,096
Total	**6,142**	**5,177**	**411**	**1,516**	**(863)**	**(530)**	**(219)**	**(5)**	**5,487**

(1) Breakdown of other liabilities and charges	31/12/01 Pro forma	31/12/02 Pro forma	31/12/03 Pro forma
• Synergy-related costs (see Note 39)	650	650	836
• estimated additional euro-related costs	7		
• sector risks and other credit risks	1,244	1,165	1,418
• negative net assets of unconsolidated interests	270	173	138
• early retirement benefits	95	78	88
• litigation	772	541	351
• risk of loss in connection with the internal financing mechanism for home purchase savings schemes	145	107	80
• fiscal risk	43	45	
• badwill	199	223	216

Note 18 • Fund for General Banking Risks

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Home purchase savings (2)	882	998	1,098
Liquidity and Solvency Banking Risks (1)	615	610	610
CODEVI (industrial development passbook accounts)		17	17
Other	447	453	455
Total	**1,944**	**2,078**	**2,180**

(1) Including €162 m in Home Purchase Savings FGBR identified within the Crédit Lyonnais Group as part of the harmonisation of accounting methods carried out upon first-time consolidation pursuant to the provisions of regulation 99-07.
(2) This guarantee fund was established at the time of Crédit Agricole S.A.'s initial public offering.

Note 19 • Subordinated debt: analysis by maturity date and issue currency

(in millions of euros)	31/12/03 Pro forma						31/12/02 Pro forma	31/12/01 Pro forma
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Accrued interest payable	Total		
Subordinated debt with fixed term	**3**	**454**	**1,942**	**8,254**	**160**	**10,813**	**11,899**	**10,786**
• Euro	3	437	1,714	8,068	159	10,381	11,308	9,645
• US Dollar		2	209	186		397	543	1,086
• Yen		15				15	25	27
• Other currencies			19		1	20	23	28
Perpetual subordinated debt (1)				**7,533**	**105**	**7,638**	**2,165**	**2,970**
• Euro				7,517	105	7,622	1,942	2,090
• US Dollar				16		16	143	794
• Yen						0	80	86
• Other currencies						0	0	0
Participating securities and loans				**235**		**235**	**269**	**288**
Short-term shareholders' advances						**0**	**0**	**0**
Total – gross value	**3**	**454**	**1,942**	**16,022**	**265**	**18,686**	**14,333**	**14,044**
Accrued interest							**71**	**90**
Total						**18,686**	**14,404**	**14,134**

(1) T3CJ (hybrid capital issued by the Regional Banks) accounts for 24.46% of the euro line, i.e. € 1,839 million.

Note 20.1 • Preferred shares

Issuing entity	Issue date	Amount (in millions of USD)	Amount (in millions of euros)	31/12/03 Pro forma (in millions of euros)	31/12/02 Pro forma (in millions of euros)	31/12/01 Pro forma (in millions of euros)
CA Preferred Funding LLC	Jan-03	1,500		1,188	0	0
CA Preferred Funding LLC	Jul-03	550		435		
CA Preferred Funding LLC	Dec-03		550	550		
Credit Lyonnais capital 1 SCA	Dec-92		80			80
Credit Lyonnais capital SCA(1)	Jul-93	350			336	396
Credit Lyonnais Preferred capital 1 LLC	Apr-02		750	750	750	
Total		**2,400**	**1,380**	**2,923**	**1,086**	**476**

(1) In July 2003, Crédit Lyonnais made an early redemption of its 1993 USD 350 million preferred share issue via its Luxembourg subsidiary Crédit Lyonnais Capital SCA.

In 2003, the Crédit Agricole S.A. Group made three issues of preferred non-voting shares.

The first issue, for an amount of USD 1.5 billion, was made in January 2003 by Crédit Agricole Preferred Funding Trust I, a company exclusively controlled by Crédit Agricole Preferred Funding LLC, itself exclusively controlled by Group companies. These perpetual preferred shares offer holders a fixed, quarterly, non-cumulative dividend of 7% per annum, subject to compliance with the terms of the issue agreement. They may be redeemed by the issuer, barring events provided for in the issue agreement, on 30 January 2009 and quarterly thereafter.

The second issue, for an amount of USD 550 million, was made in July 2003 by Crédit Agricole Preferred Funding Trust II, a company exclusively controlled by Crédit Agricole Preferred Funding LLC, itself exclusively controlled by Group companies. These perpetual preferred shares offer holders a fixed, quarterly, non-cumulative dividend of 7% per annum, subject to compliance with the terms of the issue agreement. They may be redeemed by the issuer, barring events provided for in the issue agreement, on 30 July 2009 and quarterly thereafter.

The third issue, for an amount of €550 million, was made in December 2003 by Crédit Agricole Preferred Funding Trust III, a company exclusively controlled by Crédit Agricole Preferred Funding LLC, itself exclusively controlled by Group companies. These perpetual preferred shares offer holders a fixed, quarterly, non-cumulative dividend of 6% per annum, subject to compliance with the terms of the issue agreement. They may be redeemed by the issuer, barring events provided for in the issue agreement, on 30 July 2009 and quarterly thereafter.

These preferred shares do not dilute Crédit Agricole S.A.'s ordinary shares. The capital raised is eligible for regulatory purposes. It is booked as a liability in the consolidated financial statements under the heading 'minority interests'. Dividends paid are booked to the income statement under the heading 'minority interests'.

Note 21 • Capital

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Shareholders' equity excluding FGBR	**27,911**	**22,675**	**21,740**
Fund for General Banking Risks	1,944	2,078	2,180
Subordinated debt	18,686	14,404	14,134
Other capital	**20,630**	**16,482**	**16,314**
Total	**48,541**	**39,157**	**38,054**

Note 22 • Analysis of the consolidated balance sheet by currency

(in billions of euros)	Assets			Liabilities and shareholders' equity		
	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Euro	461.6	424.4	400.6	452.8	420.8	390.4
Other EU currencies	3.2	4.7	7.0	9.2	13.6	14.5
US Dollar	32.7	41.2	52.5	53.6	57.0	71.1
Yen	20.0	20.7	19.5	3.4	3.0	5.6
Other currencies	15.1	14.7	15.4	12.5	11.3	13.4
Other, aggregate (1)	253.4	250.8	210.3	254.5	250.8	210.3
Total	**786.0**	**756.5**	**705.3**	**786.0**	**756.5**	**705.3**

(1) Contribution from Crédit Lyonnais.

Note 23 • Off-balance sheet commitments (excluding insurance companies)

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Commitments given (excluding insurance companies)	**170,090**	**177,663**	**159,408**
Financing commitments	**101,324**	**95,536**	**94,532**
Banks	10,921	13,430	8,728
Customers	90,403	82,106	85,804
• Confirmed credit lines	83,848	76,272	82,186
Confirmed documentary credits	2,505		
Other confirmed credit lines	81,343	76,272	
• Other	6,555	5,834	3,618
Guarantees	**65,186**	**78,525**	**60,652**
Banks	18,666	15,013	15,412
• Confirmed documentary credits (2)	1,522	1,771	1,444
• Other	17,144	13,242	13,968
Customers	46,520	63,512	45,240
• Guarantees	12,834	6,510	4,830
Property guarantees	149		
Loan repayment guarantees	6,238	6,510	4,830
Guarantees	6,447		
• Other (1)	33,686	57,002	40,410
Commitments relating to securities	**3,580**	**3,602**	**4,224**
Commitments received (excluding insurance companies)	**52,424**	**84,137**	**60,982**
Financing commitments	**9,115**	**18,368**	**10,413**
Banks	7,984	14,688	9,794
Customers	1,131	3,680	619
Guarantees	**37,814**	**60,394**	**44,996**
Banks (1)	15,943	33,344	16,247
Customers	21,871	27,050	28,749
• Guarantees received from government bodies or similar	5,975	10,205	4,358
• Other	15,896	16,845	24,391
Commitments relating to securities	**5,495**	**5,375**	**5,573**

(1) These commitments include the guarantee given by Crédit Agricole Indosuez and the counter-indemnity received from the Regional Banks within the framework of the public cash-and-share offer for Crédit Lyonnais made on 16 December 2002.
(2) Excluding Crédit Lyonnais.

Note 23.1 • Foreign exchange transactions and borrowings

(In millions of euros)	31/12/03 Pro forma		31/12/02 Pro forma		31/12/01 Pro forma	
	To be received	To be delivered	To be received	To be delivered	To be received	To be delivered
Spot	**33,051**	**32,727**	**16,545**	**16,805**	**14,699**	**14,759**
Foreign currencies	26,943	27,327	12,899	12,760	10,901	10,417
Euros	6,108	5,400	3,646	4,045	3,798	4,342
Forward	**636,430**	**633,515**	**715,002**	**717,557**	**662,058**	**662,353**
Foreign currencies	390,262	396,820	411,126	408,973	380,277	372,952
Euros	91,241	87,847	123,013	127,116	92,414	100,195
Other, aggregate (1)	154,927	148,848	180,863	181,468	189,367	189,206
Lending and borrowing in foreign currencies (excluding Crédit Lyonnais)	**3,461**	**1,813**	**2,971**	**2,322**	**2,529**	**400**
Total	**672,942**	**668,055**	**734,518**	**736,684**	**679,286**	**677,512**

(1) Contribution from Crédit Lyonnais.

Note 23.2 • Securitisation transactions and special-purpose vehicles

Securitisation transactions carried out on behalf of customers

Crédit Agricole Indosuez and Crédit Lyonnais have carried out a number of securitisation transactions on behalf of their customers:

a) Transactions carried out by Crédit Agricole Indosuez

• At 31 December 2003, a € 1.4 billion portfolio was securitised in North America with the bank's assistance, through four non-consolidated SPVs (Indosuez Capital Funding IIA, Limited, Indosuez Capital Funding III, Limited, Porticoes Funding, L.P. and Indosuez Capital Funding VI, Limited) and one consolidated SPV (Serves), in which the bank held € 2.1 million of subordinated shares net of provisions at that date;

• Crédit Agricole Indosuez manages a non-consolidated SPV, Hexagon Finance a.r.l., formed in 1998 for operations carried out in Europe on behalf of its customers. At 31 December 2003, Crédit Agricole Indosuez had issued a total of € 185 million in letters of credit to guarantee the counterparty risk attaching to the assets securitised by its customers. Hexagon Finance a.r.l. finances these assets by issuing commercial paper in the money market. No provision was considered necessary at 31 December 2003.
In addition, the bank had granted a total of €3.7 billion in cash lines at 31 December 2003 to the SPVs involved in these transactions.

b) Transactions carried out by Crédit Lyonnais

• At 31 December 2003, a €3.7 billion portfolio was securitised in Europe with the bank's assistance, through three non-consolidated SPVs (LMA, H2O and ESF). These SPVs finance themselves by issuing commercial paper in the French and euro money markets. In addition, the bank had granted a total of €3.2 billion in cash lines at 31 December 2003 to the SPVs involved in these transactions.

• Crédit Lyonnais manages a €2.6 billion portfolio in North America through two non-consolidated asset-backed commercial paper vehicles, Atlantic Asset Securitization Corp. and La Fayette Asset Securitization. At 31 December 2003, the bank and Crédit Agricole Indosuez had issued a total of €368 million in letters of credit (including €275 million granted by Crédit Agricole Indosuez to Atlantic) to guarantee a portion of the risk of default attaching to the assets securitised by their customers. In addition, the bank had granted a total of €3.5 billion in cash lines at 31 December 2003 to the SPVs involved in these transactions.

• The bank also manages a portfolio of loans in North America, which amounted to €259 million at 31 December 2003, held in a non-consolidated CLO (collateralised loan obligations) vehicle called LCM 1 LP. This vehicle issues floating or fixed rate notes in the market, redemption of which depends directly on the performance of the underlying loan portfolio. The bank holds 49.9% of the subordinated shares (€12 million) and 6% of the B shares issued to investors (€14 million).

Securitisation transactions on own account

Crédit Agricole Indosuez and Crédit Lyonnais carry out securitisation transactions on their own account:

a) Transactions carried out by Crédit Agricole Indosuez

Since 2000, Crédit Agricole Indosuez has carried out seven synthetic securitisation transactions (Chloe 1 to 5, Chloe 7 and Daphne 1) maturing between 31 July 2005 and 9 January 2009, as part of its strategy for managing the portfolio of Crédit Agricole Indosuez SA and its branch offices. The SPVs hold assets totalling € 15.5 billion, principally loans to large European and American corporates. CAI has retained a first-loss risk (the most subordinated tranches of each transaction, which do not initially have investment-grade rating) averaging 3.32%.

As these are synthetic transactions, the loans concerned are kept on the bank's balance sheet or off-balance sheet items as applicable, while most of the credit enhancement is recorded off-balance sheet, under financial instruments (credit derivatives bought, see Note 24, Hedging transactions).

The bank has retained a total of € 513 million in non-investment-grade risk, plus a residual share in the investment-grade tranches amounting to € 344 million.

b) Transactions carried out by Crédit Lyonnais

At 31 December 2003, Crédit Lyonnais had carried out six securitisation transactions for its own account. Four of these transactions were made by way of asset sales, totalling € 1.2 billion at 31 December 2003, with Crédit Lyonnais retaining a portion of the risk amounting to € 53 million. These transactions involve equipment financing for pharmacists, mortgage loans granted to personal customers in the French branch network and loans granted to major US corporates.

The other two are synthetic transactions amounting to a total of € 4.9 billion at 31 December 2003. Crédit Lyonnais has retained a first-loss risk of € 4.3 million. The transactions involved a portfolio of loans to major US and European corporates.

Dedicated funds

Through its subsidiary Crédit Agricole Indosuez Cheuvreux, Crédit Agricole Indosuez owns 100% of Korea 21st Century TR, a consolidated South Korean fund with € 86 million in funds under management at 31 December 2003. In addition, Crédit Agricole Indosuez owns shares in funds which are consolidated after their first year of existence where Crédit Agricole Indosuez owns more than 50%. The following table shows a breakdown at 31 December 2003:

Name of fund	Year of creation (approval)	CAI investment (in millions of euros)	Funds under management (in millions of euros)	Consolidated
Equalt Convertible Arbitrage	2000	60	88.2	Yes
Equalt Pair Trading	2000	23.6	47.0	Yes
Equalt Moyen Terme	1992	8.1	23.1	No (outstanding at end-June 2003)
Equalt Long Terme	2001	3.5	28.2	No (outstanding at end-June 2003)
Equalt Systematic Futures	2002	20	39.2	Yes
Equalt Core Macro	2001	28.7	36.3	Yes
Equalt Statistical Arbitrage	2002	59.4	96.0	Yes
Equalt Fixed Income Arbitrage	2002	117.5	342.7	Yes
Equalt Selection	2003	5	17.2	No (outstanding at end-June 2003)
Equalt Equity hedge	2003	25	25.0	No (outstanding at end-June 2003)
Liberty View Plus Funds	1998	138.6	310.2	No (outstanding at end-December 2003)
Liberty View Income Fund	2001	33.2	37.6	No (outstanding at end-December 2003)

Note 24 • Financial futures and options

(in millions of euros)	31/12/03 Pro forma			31/12/02 Pro forma	31/12/01 Pro forma
	Hedging transactions	Other transactions	Total	Total	Total
Futures and forwards	**170,294**	**4,160,596**	**4,330,890**	**3,615,999**	**3,190,719**
Exchange traded [1]	**30,563**	**155,357**	**185,920**	**304,401**	**518,910**
Interest rate futures	30,453	114,812	145,265	268,781	257,232
Currency futures	79	9,089	9,168	10,517	1,576
Equity and stock index instruments	31	31,456	31,487	25,103	260,102
Other			0	0	0
OTC [1]	**139,731**	**4,005,239**	**4,144,970**	**3,311,598**	**2,671,809**
Interest rate swaps	135,913	3,165,399	3,301,312	2,650,572	2,277,267
Forward rate agreements	457	556,937	557,394	420,116	231,035
Equity and stock index instruments	1,098	38,313	39,411	42,301	26,841
Other	2,263	244,590	246,853	198,609	136,666
Options	**30,113**	**1,144,749**	**1,174,862**	**832,861**	**544,888**
Exchange traded	**4,755**	**190,609**	**195,364**	**196,905**	**149,673**
Interest rate options					
• Bought	329	6,744	7,073	11,092	20,029
• Sold	3,830	9,978	13,808	11,643	20,131
Equity and stock index options					
• Bought		75,656	75,656	65,795	42,770
• Sold	72	61,208	61,280	61,125	43,959
Currency options					
• Bought	265	18,346	18,611	23,598	10,900
• Sold	259	18,677	18,936	23,652	11,884
OTC	**25,358**	**954,140**	**979,498**	**635,956**	**395,215**
Swap options					
• Bought	49	71,095	71,144	30,922	12,238
• Sold	195	76,712	76,907	32,041	13,738
Interest rate options					
• Bought	1,367	218,923	220,290	178,527	148,311
• Sold	1,591	188,376	189,967	149,869	124,452
Equity and stock index options					
• Bought	901	12,278	13,179	10,918	10,841
• Sold	760	22,917	23,677	39,822	21,603
Currency options					
• Bought	624	164,520	165,144	92,605	26,792
• Sold	630	164,904	165,534	92,613	27,112
Other options					
• Bought		37	37	0	0
• Sold		38	38	0	0
Credit derivatives					
• Bought	19,179	27,013	46,192	4,769	10,062
• Sold	62	7,327	7,389	3,870	66
Total	**200,407**	**5,305,345**	**5,505,752**	**4,448,860**	**3,735,607**

(1) For futures and forwards, the amounts stated are the aggregate short and long positions in the case of interest rate swaps and swap options, and the aggregate bought and sold contracts in the case of other contracts.

Pro forma consolidated financial statements

Note 24.1 • Financial futures and options: analysis by maturity date

Notional amount (in millions of euros)	OTC ≤ 1 year	OTC > 1 year ≤ 5 years	OTC > 5 years	OTC Unallocated[1]	Exchange traded ≤ 1 year	Exchange traded > 1 year ≤ 5 years	Exchange traded > 5 years	Exchange traded Unallocated[1]	31/12/03 Pro forma Total	31/12/02 Pro forma Total	31/12/01 Pro forma Total
Interest rate instruments	**16,870**	**1,025**	**0**	**148,250**	**1,487,461**	**1,221,752**	**520,383**	**1,187,419**	**4,583,160**	**3,753,565**	**3,104,430**
Futures	13,812	1,025		130,428					145,265	268,780	257,232
Forward rate agreements					434,949	120,039	76	2,331	557,395	420,116	231,034
Interest rate swaps					966,022	933,011	455,397	946,883	3,301,313	2,650,572	2,277,265
Interest rate options					45,855	68,871	33,325		148,051	62,964	25,975
Caps, floors and collars					40,171	99,131	31,246		170,548	142,810	121,258
Other options	3,058			17,822	464	700	339	238,205	260,588	208,323	191,666
Foreign currency and gold	**7,671**	**71**	**0**	**38,975**	**418,962**	**105,889**	**45,573**	**7,106**	**624,247**	**441,593**	**214,928**
Currency futures	7,217			1,952	106,853	94,631	44,859	509	256,021	209,125	138,241
Currency options	454	71		37,023	312,109	11,258	714	6,597	368,226	232,468	76,687
Other financial instruments	**47,628**	**1,996**	**0**	**118,799**	**13,104**	**47,109**	**6,357**	**63,352**	**298,345**	**253,702**	**416,249**
Equity and stock index derivatives	47,628	1,996			12,197	21,751	3,660		87,232	225,019	405,971
Precious metal derivatives									0	20,044	147
Commodity derivatives									0	0	0
Credit derivatives					907	25,358	2,697	24,618	53,580		
Other[1]				118,799				38,734	157,533	8,639	10,131
Sub-total	**72,169**	**3,092**	**0**	**306,024**	**1,919,527**	**1,374,750**	**572,313**	**1,257,877**	**5,505,752**	**4,448,860**	**3,735,607**
Forward currency transactions					945,620	23,480	(2,931)	303,775	1,269,944	1,432,558	1,324,412
Total	**72,169**	**3,092**	**0**	**306,024**	**2,865,147**	**1,398,230**	**569,382**	**1,561,652**	**6,775,696**	**5,881,418**	**5,060,019**

(1) Contribution from Crédit Lyonnais.

Note 24.2 • Financial futures and options: counterparty risk

(in millions of euros)	31/12/03 Pro forma Marked-to-market value	31/12/03 Pro forma Potential credit risk	31/12/02 Pro forma Marked-to-market value	31/12/02 Pro forma Potential credit risk	31/12/01 Pro forma Marked-to-market value	31/12/01 Pro forma Potential credit risk
OECD governments, central banks and similar institutions	335	270	462	225	343	183
OECD financial institutions and similar institutions	51,732	22,959	56,101	19,357	22,858	15,071
Other counterparties	3,273	1,915	4,062	2,292	3,054	2,060
Total by counterparty type (excluding Crédit Lyonnais)	**55,340**	**25,144**	**60,625**	**21,874**	**26,255**	**17,314**
By instrument:						
• interest rates, currency and commodities	50,839	23,581	51,195	20,016	23,939	15,777
• equity and index derivatives	4,501	1,563	9,430	1,858	2,316	1,537
Impact of netting agreements (excluding Crédit Lyonnais)	**43,198**	**11,784**	**45,174**	**9,754**	**13,255**	**5,641**
Crédit Lyonnais group	**6,749**	**8,925**	**9,705**	**7,164**	**8,038**	**5,291**
Total after impact of netting agreements	**18,891**	**22,285**	**25,156**	**19,284**	**21,038**	**16,964**

Contracts between members of the network are not included since they carry no risk.

Note 25 • Net interest and similar income

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Loans and advances to banks	6,120	12,459	12,189
Crédit Agricole internal transactions	6,300	6,461	15,055
Loans and advances to customers	9,112	10,051	12,392
Lease financing	1,246	2,919	900
Bonds and other fixed-income securities (see Note 26)	2,922	2,916	3,181
Other interest income	160	249	169
Interest and similar income receivable	**25,860**	**35,055**	**43,886**
Deposits by banks	(8,093)	(15,268)	(15,984)
Crédit Agricole internal transactions	(910)	(1,165)	(9,896)
Customer accounts	(8,201)	(8,667)	(10,038)
Lease financing	(420)	(2,130)	(230)
Bonds and other fixed-income securities	(3,750)	(4,055)	(4,914)
Other interest expense	(355)	(314)	(22)
Interest and similar expense payable	**(21,729)**	**(31,599)**	**(41,084)**
Net interest and similar income	**4,131**	**3,456**	**2,802**

Note 26 • Income from securities

(in millions of euros)	Fixed-income securities			Variable-income securities		
	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Investments in non-consolidated subsidiaries and associated companies, other long-term securities				90	113	157
Available-for-sale and portfolio securities	655	856	838	138	99	130
Codevi passbook accounts[1]	143	154	148			
Held-to-maturity securities	1,470	1,590	1,886			
Other securities transactions	654	316	309			
Total	**2,922**	**2,916**	**3,181**	**228**	**212**	**287**

(1) Contribution from Crédit Agricole S.A. group (excluding Crédit Lyonnais group).

Note 27 • Net fee and commission income

(in millions of euros)	31/12/03 Pro forma			31/12/02 Pro forma			31/12/01 Pro forma		
	Income	Expense	Net	Income	Expense	Net	Income	Expense	Net
Interbank transactions	148	(183)	(35)	227	(159)	68	152	(83)	69
Crédit Agricole internal transactions	71	(967)	(896)	68	(951)	(883)	62	(1,069)	(1,007)
Customer transactions	1,664	(297)	1,367	1,658	(340)	1,318	1,599	(175)	1,424
Securities transactions	427	(169)	258	387	(113)	274	381	(97)	284
Foreign exchange transactions	159	(36)	123	42	(9)	33	64	(8)	56
Financial future and forward instruments and options and other off-balance sheet transactions	136	(90)	46	147	(175)	(28)	176	(183)	(7)
Banking and financial services[1]	2,881	(1,673)	1,208	2,863	(1,551)	1,312	3,023	(1,305)	1,718
Total	**5,486**	**(3,415)**	**2,071**	**5,392**	**(3,298)**	**2,094**	**5,457**	**(2,920)**	**2,537**
(1) Including life insurance.			(490)			(469)			(439)

Note 28 has been merged with Note 27.

Note 29 • Trading profits/(losses)

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Trading securities and derivatives	3,382	2,791	3,738
Transactions and derivatives	223	518	427
Total	3,605	3,309	4,165

Note 30 • Net gain/(loss) on securities transactions

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Securities available for sale			
Impairment provisions	(48)	(111)	(128)
Write-back of provisions	113	101	195
Net change in provisions	**65**	**(10)**	**67**
Gains on disposals[1]	249	587	777
Losses on disposals	(145)	(247)	(365)
Net gain/(loss) on disposals	**104**	**340**	**412**
Net gain/(loss) on available-for-sale securities	**169**	**330**	**479**
Equity portfolio securities			
Impairment provisions	(274)	(273)	(141)
Write-back of provisions	143	86	56
Net change in provisions	**(131)**	**(187)**	**(85)**
Gains on disposals	158	297	520
Losses on disposals	(108)	(58)	(107)
Net gain/(loss) on disposals	**50**	**239**	**413**
Net gain/(loss) on portfolio securities	**(81)**	**52**	**328**
Total net gain/(loss) on securities transactions	**88**	**382**	**807**

(1) Including € 65 million in gains on the disposal of available-for-sale securities which were transferred from the held-to-maturity portfolio in 2002 (see Note 5).

Note 31 • Operating expenses

Note 31.1 • Staff costs

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Salaries	(3,448)	(3,329)	(3,281)
Social security	(1,273)	(1,207)	(1,276)
Incentive schemes and profit-sharing	(167)	(250)	(398)
Payroll-related tax	(83)	(73)	(81)
Total	**(4,971)**	**(4,859)**	**(5,036)**

In 2003, remuneration paid to the Board of Directors and Management Committee of Crédit Agricole S.A. Group amounted to € 11 million.

Note 31.2 • Average number of employees

Staff category	31/12/03 Pro forma	31/12/02 Pro forma
Total	**64,191**	**64,028**
o/w: France	45,575	45,116
Outside France	18,616	18,912

Note 31.3 • Other operating expenses

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Taxes other than on profit or payroll-related	(275)	(278)	(341)
External services and other costs	(3,104)	(3,061)	(3,141)
Total	**(3,379)**	**(3,339)**	**(3,482)**

Note 32 • Risk-related costs

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Charge to provisions	**(2,534)**	**(2,413)**	**(3,483)**
Doubtful debts	(2,091)	(2,002)	(2,435)
Other provisions	(443)	(411)	(1,048)
Write-back of provisions	**1,472**	**1,709**	**2,445**
Doubtful debts	1,149	954	1,288
Other provisions	323	755	1,157
Net change	**(1,062)**	**(704)**	**(1,038)**
Bad debts written off – not provided for	(186)	(213)	(191)
Recoveries on bad debts written off	127	147	180
Total	**(1,121)**	**(770)**	**(1,049)**

Note 33 • Net gain/(loss) on fixed asset disposals

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Long-term investments			
Charge to impairment provisions			
Held-to-maturity securities	(4)	(9)	(11)
Investments in unconsolidated interests and other long-term securities	(109)	(314)	(164)
Write-back of impairment provisions			
Held-to-maturity securities	2	1	9
Investments in unconsolidated interests and other long-term securities	136	311	264
Net change	**25**	**(11)**	**98**
Held-to-maturity securities	(2)	(8)	(2)
Investments in unconsolidated interests and other long-term securities	27	(3)	100
Gains on disposal			
Held-to-maturity securities	24	18	31
Investments in unconsolidated interests and other long-term securities	71	288	173
Losses on disposal			
Held-to-maturity securities	(36)	(3)	(24)
Investments in unconsolidated interests and other long-term securities	(144)	(428)	(271)
Net gain (loss) on disposal	**(85)**	**(125)**	**(91)**
Held-to-maturity securities	(12)	15	7
Investments in unconsolidated interests and other long-term securities	(73)	(140)	(98)
Net gain/(loss)	**(60)**	**(136)**	**7**
Tangible and intangible fixed assets			
Gains on disposal	41	34	58
Losses on disposal	(30)	(22)	(34)
Net gain/(loss) on disposal	**11**	**12**	**24**
Total	**(49)**	**(124)**	**31**

Note 34 • Corporate income tax

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Current tax	(694)	(314)	(812)
Deferred tax income/(charge)	(28)	(114)	(163)
Total	**(722)**	**(428)**	**(975)**

Effective tax rate		**At 31 December 2003**	
(in millions of euros and % tax rate)	Base	Tax rate	Tax
Profit before tax, goodwill amortisation and share in profit/(loss) of affiliates	2,259	35.43%	(800)
Impact of permanent timing differences		1.42%	(32)
Impact of different tax rates on foreign subsidiaries		- 2.88%	65
Impact of losses for the year, utilisation of tax loss carry-forwards and timing differences		- 0.13%	3
Impact of taxation at 19% rate		- 0.40%	9
Impact of other items		- 1.46%	33
Effective tax rate and charge		31.98%	(722)

Deferred tax assets not recognised as their recovery is deemed improbable: €32 million at 31 December 2003.

The 2003 tax charge breaks down as follows:

- on ordinary activities: tax charge of € 730 million,
- on extraordinary items: tax credit of € 8 million.

Note 35 • Share in net profit/(loss) of equity affiliates

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Non-financial companies	22	(38)	(21)
Financial institutions	834	512	728
Total	**856**	**474**	**707**

Note 36 • Extraordinary items

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Early retirement benefits	(16)	(5)	(2)
Capital gains		53	95
Insurance premiums and indemnities	6		
Euro		(18)	42
Information systems and restructuring	(28)	(106)	(112)
Litigation	8	5	(28)
Contribution to guarantee fund – deposits and securities		(1)	(9)
Fund for Liquidity and Solvency Banking Risks			152
Home purchase savings schemes decentralisation mechanism			(382)
Decrease in "internal loss rate"			760
Provision for Argentina risk			(98)
Other[1]	9	(94)	(86)
Total	**(21)**	**(166)**	**332**

(1) The 2002 figure includes the foreign exchange loss arising on deconsolidation of Banco Bisel.

Note 37 • Information relating to income from banking activities

Note 37.1 • Net banking income by business line and geographical region[1]

(in millions of euros)	31/12/03 Pro forma							31/12/02 Pro forma	31/12/01 Pro forma
	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines	Total business lines	Total business lines
France (including overseas departments and territories)		1,357	1,395	1,163	36	(618)	3,333	3,189	3,576
Other European Economic Area countries		388	263	445	9	(11)	1,094	964	1,021
Rest of Europe		216	154	28			398	417	310
North America			23	244		105	372	299	323
Central and South America			13		9		22	37	584
Africa and the Middle-East				55	84		139	158	180
Asia and Pacific (excluding Japan)			5	170			175	194	250
Japan			6	46			52	71	70
Contribution from Crédit Lyonnais Group	3,312	247	776	2,612	221	(32)	7,136	6,330	6,294
Net banking income	**3,312**	**2,208**	**2,635**	**4,763**	**359**	**(556)**	**12,721**	**11,659**	**12,608**

(1) The above analysis was derived in part from management information systems.

Note 37.2 • Pro forma net income before goodwill amortisation at 31 December 2003 by business line [1][3]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	**3,312**	**2,208**	**2,635**	**4,763**	**359**	**(556)**	**12,721**
Operating expenses	(2,409)	(1,264)	(1,343)	(3,117)	(279)	(477)	(8,889)
Gross operating income	**903**	**944**	**1,292**	**1,646**	**80**	**(1,033)**	**3,832**
Risk-related costs	(157)	(356)	1	(561)	(52)	4	(1,121)
Net operating income	**746**	**588**	**1,293**	**1,085**	**28**	**(1,029)**	**2,711**
Share in net income/(loss) of equity affiliates [2]	630	4	7		209	6	856
Net gain/(loss) on fixed asset disposals				25		(74)	(49)
Net ordinary income (before tax)	**1,376**	**592**	**1,300**	**1,110**	**237**	**(1,097)**	**3,518**
Integration-related costs		(8)	(41)	(313)		(151)	(513)
Extraordinary items	(24)	(1)	(3)	(30)	(2)	39	(21)
Tax	(262)	(219)	(408)	(228)	(12)	407	(722)
Net charge to/(write-back from) Fund for General Banking Risks		2	(5)	8		126	131
Net income before goodwill amortisation	**1,090**	**366**	**843**	**547**	**223**	**(676)**	**2,393**

(1) The above analysis was derived in part from management information systems.
(2) Details of the operations and contribution of the Regional Banks and their subsidiaries to French retail banking are provided in Note 37.2.1.
(3) The goodwill of Crédit Lyonnais will be allocated by business line by 31 December 2004; this is why the breadown by business line cannot be provided down to the net income.

Note 37.2 • Pro forma net income before goodwill amortisation at 31 December 2002 by business line [1]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	**3,198**	**1,447**	**2,377**	**4,546**	**411**	**(320)**	**11,659**
Operating expenses	(2,354)	(919)	(1,386)	(3,287)	(308)	(446)	(8,700)
Gross operating income	**844**	**528**	**991**	**1,259**	**103**	**(766)**	**2,959**
Risk-related costs	(71)	(214)	(15)	(544)	(126)	200	(770)
Net operating income	**773**	**314**	**976**	**715**	**(23)**	**(566)**	**2,189**
Share in net income/(loss) of equity affiliates [2]	464	4	4	0	41	(39)	474
Net gain/(loss) on fixed asset disposals			16	16	(33)	(123)	(124)
Net ordinary income (before tax)	**1,237**	**318**	**996**	**731**	**(15)**	**(728)**	**2,539**
Extraordinary items	(18)	(17)	(11)	(27)	(51)	(42)	(166)
Tax	(227)	(106)	(295)	(206)	9	397	(428)
Net charge to/(write-back from) Fund for General Banking Risks	0	(3)	(2)	5	0	98	98
Net income before goodwill amortisation	**992**	**192**	**688**	**503**	**(57)**	**(275)**	**2,043**

(1) The above analysis was derived in part from management information systems.
(2) Details of the operations and contribution of the Regional Banks and their subsidiaries to French retail banking are provided in Note 37.2.1.

Pro forma consolidated financial statements

Note 37.2 • Pro forma net income before goodwill amortisation at 31 December 2001 by business line[1]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking[4]	International retail banking[3]	Proprietary asset management and other activities	Total business lines
Net banking income	**2,921**	**1,385**	**2,244**	**5,175**	**830**	**53**	**12,608**
Operating expenses	(2,320)	(775)	(1,206)	(3,765)	(624)	(430)	(9,120)
Gross operating income	**601**	**610**	**1,038**	**1,410**	**206**	**(377)**	**3,488**
Risk-related costs	(114)	(181)	2	(662)	(244)	150	(1,049)
Net operating income	**487**	**429**	**1,040**	**748**	**(38)**	**(227)**	**2,439**
Share in net income/(loss) of equity affiliates[2]	348	1	5	56	225	72	707
Net gain/(loss) on fixed asset disposals				39		(8)	31
Net ordinary income (before tax)	**835**	**430**	**1,045**	**843**	**187**	**(163)**	**3,177**
Extraordinary items	(13)	10	(1)	(13)	(140)	489	332
Tax	(142)	(139)	(313)	(207)	23	(197)	(975)
Net charge to/(write-back from) Fund for General Banking Risks			(8)			(36)	(44)
Net income before goodwill amortisation	**680**	**301**	**723**	**623**	**70**	**93**	**2,490**

(1) *The above analysis was derived in part from management information systems.*
(2) Details of the operations and contribution of the Regional Banks and their subsidiaries to French retail banking are provided in Note 37.2.1.
(3) Banco Bisel was removed on 31/12/2001.
(4) The business lines Asset management and International retail banking conducted by CAI cannot be isolated; thus they both are included in Corporate and investment banking.

Note 37.2.1 • French retail banking – Operations and contribution of Regional Banks and their subsidiaries

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Net banking income	**11,040**	**10,318**	**9,842**
Operating expenses	(6,359)	(6,248)	(6,136)
Gross operating income	**4,681**	**4,070**	**3,706**
Risk-related costs	(851)	(535)	(674)
Net operating income	**3,830**	**3,535**	**3,032**
Net gain/(loss) on fixed asset disposals	(56)	(39)	1,753
Net ordinary income (before tax)	**3,774**	**3,496**	**4,785**
Extraordinary items	(134)	(130)	(539)
Tax	(1,269)	(960)	(1,138)
Charge to Fund for General Banking Risks	83	(265)	(1,150)
Aggregate reported net income of consolidated Regional Banks	**2,454**	**2,141**	**1,958**
Aggregate reported net income of consolidated Regional Banks' subsidiaries	**46**	**44**	**31**
Consolidation restatements and elimination	75	(136)	(97)
Consolidated net income of equity affiliates (100%)	**2,575**	**2,049**	**1,892**
Consolidated net income of equity affiliates (25%)	**644**	**512**	**473**
Consolidation restatements and elimination	(97)	(89)	(125)
Gain on increase in share of Regional Banks' retained earnings	2	41	
Gain on increase in share of Regional Banks' profit[1]	81		
Share in net profit/(loss) of equity affiliates	**630**	**464**	**348**

(1) Difference between dividends actually paid by the Regional Banks to Crédit Agricole S.A. and dividends calculated on the basis of Crédit Agricole S.A.'s percentage ownership of the Regional Banks.

Note 37.3 • Net profit by geographical region[1]

(in millions of euros)	31/12/03 Pro forma													31/12/02 Pro forma	31/12/01 Pro forma
	Net banking income	Operating expenses	Gross operating income	Risk-related costs	Operating income	Share in net profit/(loss) of equity affiliates	Net gain on fixed asset disposals	Net ordinary income (before tax)	Integration related costs	Extraordinary items	Tax	Net charge to/(write-back from) Fund for General Banking Risks	Net income before goodwill amortisation	Net income before goodwill amortisation	Net income before goodwill amortisation
France (including overseas departments and territories)	8,491	(6,401)	2,090	(821)	1,269	646	(55)	1,860	(487)	24	(426)	132	1,103	1,710	1,728
Other European Economic Area countries	1,651	(968)	683	(57)	626	141	(5)	762	(6)	(16)	(128)	(1)	611	71	249
Rest of Europe	584	(345)	239	(52)	187	1	(1)	187	(12)	(2)	(58)		115	158	84
North America	978	(458)	520	(178)	342		7	349	(2)	(12)	(29)		306	(7)	(175)
Central and South America	22	(17)	5	(5)	0	5		5					5	(76)	(2)
Africa and the Middle-East	372	(229)	143	(42)	101	63	2	166		(10)	(33)		123	113	38
Asia and Pacific (excluding Japan)	514	(380)	134	35	169		3	172		(4)	(38)		130	61	154
Japan	109	(91)	18	(1)	17			17	(6)	(1)	(10)		0	13	(8)
Other, aggregate															422
Total	**12,721**	**(8,889)**	**3,832**	**(1,121)**	**2,711**	**856**	**(49)**	**3,518**	**(513)**	**(21)**	**(722)**	**131**	**2,393**	**2,043**	**2,490**

(1) The above analysis was derived in part from management information systems.

Note 38 • Insurance activities

As required by French law, the group applies the specific accounting policies and valuation methods applicable to insurance business as set out in the French Insurance Code.

Note 38.1 • Insurance companies' investments[1]

(in millions of euros)	31/12/03 Pro forma			31/12/02 Pro forma		
	Gross book value	Net book value	Net fair value	Gross book value	Net book value	Net fair value
1. Property investments (incl. assets in progress)	3,115	3,100	3,442	2,757	2,747	2,903
2. Equities and other variable-income securities other than mutual funds	3,781	3,726	3,738	3,373	3,340	2,906
3. Mutual funds other than those in category 4 (below)	8,886	8,884	8,471	7,503	7,503	6,251
4. Mutual funds invested exclusively in fixed-income securities	8,275	8,275	9,696	9,049	9,049	10,379
5. Bonds and other fixed-income securities	88,282	88,944	94,299	79,622	80,855	85,287
6. Mortgage loans	4	4	4	6	6	6
7. Other loans and similar items	422	422	422	433	433	433
8. Deposits with ceding companies	2	2	2	3	3	3
9. Other deposits, cash collateral deposits and other investments	1,559	1,559	1,657	130	130	138
10. Assets backing unit-linked business	13,730	13,731	13,731	12,274	12,274	12,274
Total	**128,056**	**128,647**	**135,462**	**115,150**	**116,340**	**120,580**
Consolidation restatements		**(1,359)**			**(1,650)**	
Net book value		**127,288**			**114,690**	

(1) Information not available at 31/12/2001

Pro forma consolidated financial statements

Note 38.2 • Other insurance-related assets

(in millions of euros)	31/12/03 Pro forma			31/12/02 Pro forma			31/12/01 Pro forma		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Assets connected with direct insurance business	337	234	571	368	189	557	267	138	405
Assets connected with reinsurance business	207	163	370	2	152	154	1	122	123
Deferred acquisition costs	4	49	53	2	40	42	3	35	38
Technical reinsurance valuations			0			0			0
Unrealised foreign exchange gains			0	1		1	2	0	2
Other assets			0			0			0
Total	**548**	**446**	**994**	**373**	**381**	**754**	**273**	**295**	**568**
Consolidation restatements			**(5)**						
Net book value			**989**			**754**			**568**

Note 38.3 • Analysis of insurance companies' technical reserves

(in millions of euros)	31/12/03 Pro forma			31/12/02 Pro forma			31/12/01 Pro forma		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Unearned premiums reserve	2	326	328		279	279		242	242
Life reserve	104,062		104,062	94,855		94,855	86,085		86,085
Claims reserve	1,167	816	1,983	836	662	1,498	958	554	1,512
With-profits reserve	2,440	63	2,503	2,156	68	2,224	1,854	55	1,909
Equalisation reserves	23	8	31	11	6	17	22	5	27
Other technical reserves	45	415	460	1	401	402	2	311	313
Total excluding unit-linked technical reserves	**107,739**	**1,628**	**109,367**	**97,859**	**1,416**	**99,275**	**88,921**	**1,167**	**90,088**
Unit-linked technical reserves	13,702		13,702	12,275		12,275	12,941		12,941
Total technical reserves – gross	**121,441**	**1,628**	**123,069**	**110,134**	**1,416**	**111,550**	**101,862**	**1,167**	**103,029**
Reinsurers' share in technical reserves	(252)	(137)	(389)	(97)	(95)	(192)	(66)	(64)	(130)
Net technical reserves	**121,189**	**1,491**	**122,680**	**110,037**	**1,321**	**111,358**	**101,796**	**1,103**	**102,899**

Contracts written on the Group's behalf to match its employee liabilities represent less than 1% of total technical reserves.

Note 38.4 • Other insurance-related liabilities

(in millions of euros)	31/12/03 Pro forma			31/12/02 Pro forma			31/12/01 Pro forma		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Liabilities for cash deposits received from ceding companies against technical insurance commitments	2	2	4		1	1		1	1
Liabilities connected with direct insurance business	386	113	499	303	67	370	313	45	358
Liabilities connected with reinsurance business	244	201	445	14	219	233	4	163	167
Technical reinsurance valuations						0			0
Deferred reinsurance commission income						0			0
Unrealised foreign exchange gains	2		2	1		1	1		1
Total	**634**	**316**	**950**	**318**	**287**	**605**	**318**	**209**	**527**
Consolidation restatements			**(1)**			**(1)**			
Total			**949**			**604**			**527**

Note 38.5 • Breakdown of gross margin on insurance activities

(in millions of euros)	31/12/03 Pro forma			31/12/02 Pro forma			31/12/01 Pro forma		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Gross premiums	14,802	1,190	15,992	13,292	1,017	14,309	12,895	871	13,766
Less: reinsurance premiums	(157)	(78)	(235)	(17)	(65)	(82)	(16)	(46)	(62)
Net premiums	**14,645**	**1,112**	**15,757**	**13,275**	**952**	**14,227**	**12,879**	**825**	**13,704**
Investment income	5,907	82	5,989	6,261	77	6,338	5,447	113	5,560
Adjustments related to unit-linked business (capital gains)	3,015		3,015	57		57	85		85
Other technical income and gains			0			0			0
Underwriting and investment income	**23,567**	**1,194**	**24,761**	**19,593**	**1,029**	**20,622**	**18,411**	**938**	**19,349**
Claims	(6,582)	(567)	(7,149)	(6,673)	(511)	(7,184)	(5,981)	(450)	(6,431)
Less reinsurance	147	23	170	2	17	19	10	31	41
Net claims	**(6,435)**	**(544)**	**(6,979)**	**(6,671)**	**(494)**	**(7,165)**	**(5,971)**	**(419)**	**(6,390)**
Charges related to technical reserves	(7,921)	(142)	(8,063)	(4,820)	(178)	(4,998)	(5,619)	(139)	(5,758)
Less reinsurer's share in charges related to technical reserves	(2)	35	33	12	19	31	4	(4)	0
Net charges related to technical reserves	**(7,923)**	**(107)**	**(8,030)**	**(4,808)**	**(159)**	**(4,967)**	**(5,615)**	**(143)**	**(5,758)**
With-profits provision	(4,662)	(56)	(4,718)	(3,534)	(68)	(3,602)	(3,333)	(53)	(3,386)
Costs connected with investments	(553)	(13)	(566)	(995)	(13)	(1,008)	(692)	(11)	(703)
Adjustments related to unit-linked business (losses)	(2,198)		(2,198)	(2,060)		(2,060)	(1,487)		(1,487)
Other technical expense and losses			0			0			0
Underwriting and investment expense	**(21,771)**	**(720)**	**(22,491)**	**(18,068)**	**(734)**	**(18,802)**	**(17,098)**	**(626)**	**(17,724)**
Gross margin on insurance activities	**1,796**	**474**	**2,270**	**1,525**	**295**	**1,820**	**1,313**	**312**	**1,625**
Consolidation restatements			**(32)**			**(7)**			**115**
Gross margin on insurance activities			**2,238**			**1,813**			**1,740**

Crédit Agricole Group insurance companies own securities issued by other Group companies in their investment portfolios. These securities and related income are eliminated from the consolidated financial statements. In order to present a realistic economic view of insurance activities in the consolidated statement of income, the income (€51 million) from these securities has been written back to the gross margin on insurance activites, to reflect interest income.

Note 39 • Integration-related costs

(in millions of euros)	31/12/03		
	Costs provided for in the year	Costs expensed in the year	Total
Costs charged to income	**308**	**205**	**513**
o/w:			
• Synergy-related costs	304	70	374
• Other integration-related costs	4	135	139
Synergy-related costs charged to shareholders' equity (identifiable liabilities)	**532**	**0**	**532**
Total synergy-related costs	**836**	**70**	**906**
o/w:			
Staff costs	611	15	626
Information systems costs	56	0	56
Property-related costs	101	1	102
Other	68	54	122
	836	**70**	**906**

The integration will lead to cost savings or 'synergies', by combining business operations, spreading investment costs, pooling resources, sharing fixed costs, etc.

To achieve these objectives, specific action has been or will be taken, the nature and cost of which is presented above.

Other integration-related costs include costs incurred by the merger which are not directly synergy-generating, such as fees charged by advisory banks borne by Crédit Lyonnais.

(Free translation of the French original)

To the Chairman of the Board of Directors of Crédit Agricole S.A.,

At your request, we have examined the pro forma consolidated financial statements covering the period from 1 January 2003 to 31 December 2003, as attached to this report. These pro forma consolidated financial statements were prepared for purposes of comparison following the acquisition of the Crédit Lyonnais group in the second quarter of 2003.

These pro forma consolidated financial statements of Crédit Agricole S.A. were prepared by the Board of Directors at its meeting of 9 March 2004 using the historical consolidated financial statements of Crédit Agricole S.A. at 31 December 2003, which were audited by us in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements. Our audit enabled us to express an unqualified opinion on the historical consolidated financial statements of Crédit Agricole S.A., with an emphasis of matter paragraph, that, without qualifying that opinion, draws attention to note 2.1 to those statements concerning:

- the change in accounting method resulting from the application of the preferred method of treatment of deferred expenses incurred in the issuance of debts represented by a security with effect from 1 January 2003,
- the change in accounting method resulting from application of CRC Regulation 2002-03 on accounting for credit risks by institutions regulated by the *Comité de la Réglementation Bancaire et Financière*,
- the change in accounting method resulting from application of CRC Regulation 2002-10 on depreciation and impairment of assets for banking and insurance activities. These pro forma consolidated financial statements of Crédit Agricole S.A. were also prepared using the consolidated financial statements of the Crédit Lyonnais group for the year ended 31 December 2003, which were audited by PriceWaterhouseCoopers Audit et Deloitte Touche Tohmatsu in accordance with the professional standards applicable in France. Those standards require that the auditors plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements. Their audit enabled them to express an unqualified opinion but with an emphasis of matter paragraph that, without qualifying their opinion, draws attention to note 1 to the financial statements. That note describes the changes in accounting methods resulting from application of CRC Regulation 2002-03 on accounting for credit risk and CRC Regulation 2002-10 on depreciation and impairment of assets.

We conducted our examination of the pro forma financial information in accordance with professional standards applicable in France. These standards require that we review the methods for determining the assumptions on which the pro forma financial information was based, the preparation of the pro forma accounts and to perform such procedures as to enable us to assess whether these assumptions are consistent and are correctly reflected in the pro forma accounts and whether the accounting policies applied in preparing these accounts are in accordance with the accounting policies applied for the preparation of the latest consolidated financial statements of Crédit Agricole S.A.

The pro forma consolidated financial statements are intended to reflect the effect of a given transaction on the historical financial information, had this transaction or event occurred at a date earlier than the date at which such transaction or event occurred or is reasonably expected to occur. However, the pro forma financial information is not necessarily indicative of the results of operations or related effects on the financial position that would have been attained had the transaction or event occurred at a date earlier than the date at which it actually occurred or is reasonably expected to occur.

In our opinion, management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned event in the pro forma accounts, and the accounting policies applied for the preparation of such pro forma accounts are consistent with the accounting policies applied in the preparation of the historical consolidated financial statements.

21 April 2004

The Statutory Auditors

CABINET ALAIN LAINÉ

BARBIER FRINAULT & AUTRES
ERNST & YOUNG

Alain Lainé

Valérie Meeus

Consolidated financial statements

at 31 December 2003, 31 December 2002 and 31 December 2001

Consolidated balance sheets

Assets (in millions of euros)	Notes	31/12/2003	31/12/2002	31/12/2001
Cash, money market and interbank items		**172,246**	**107,799**	**92,874**
Cash, due from central banks and French postal system		12,370	9,706	3,660
Treasury bills and similar items	5, 5.1, 5.2 & 5.3	65,522	30,955	25,121
Due from banks	3, 4.1, 4.2 & 4.3	94,354	67,138	64,093
Crédit Agricole internal transactions	**3**	**157,648**	**149,901**	**141,630**
Customer-related items	**4, 4.1, 4.2 & 4.3**	**148,420**	**62,541**	**69,765**
Lease financing	**4, 4.1, 4.2 & 4.3**	**13,033**	**6,663**	**6,485**
Securities		**77,992**	**48,014**	**58,629**
Bonds and other fixed-income securities	5, 5.1, 5.2 & 5.3	50,089	31,564	36,349
Shares and other variable-income securities	5 & 5.1	27,903	16,450	22,280
Insurance companies' investments	**38.1**	**127,288**	**84,905**	**79,390**
Reinsurers' share in technical reserves	**38.3**	**389**	**144**	**101**
Investments, bank premises and equipment		**21,829**	**17,311**	**16102**
Investments in non-consolidated affiliates and other long-term securities	6, 6.1 & 9	2,747	4,520	3,592
Investments in equity affiliates	7	12,294	11,420	10,823
Intangible assets, bank premises and equipment	8 & 9	6,788	1,371	1,687
Goodwill	**12**	**9,658**	**1,652**	**1,895**
Other assets, sundry accounts and prepaid expenses		**57,482**	**26,788**	**28,196**
Other assets	10	42,503	16,979	16,755
Other assets related to insurance activities	38.2	989	641	532
Sundry accounts and prepaid expenses	10	13,990	9,168	10,909
Total assets		**785,985**	**505,718**	**495,067**

Liabilities and shareholders'equity
(in millions of euros)

	Notes	31/12/2003	31/12/2002	31/12/2001
Money market and interbank items		**125,127**	**70,477**	**70,305**
Due to central banks and current accounts with French postal system		290	13	21
Due to banks	13	124,837	70,464	70,284
Crédit Agricole internal transactions	13	**13,502**	**18,943**	**24,053**
Customer-related items		**297,765**	**205,087**	**200,681**
Special savings schemes	14, 14.1 & 14.2	180,204	143,701	138,221
Other accounts	14, 14.1 & 14.2	117,561	61,386	62,460
Debts represented by a security	15 & 15.1	**90,505**	**58,257**	**57,562**
Insurance companies' technical reserves	38.3	**123,069**	**84,154**	**77,687**
Other liabilities, sundry accounts and unearned income		**81,858**	**39,232**	**34,542**
Other liabilities	16	60,090	23,087	21,508
Other liabilities related to insurance activities	38.4	949	481	377
Sundry accounts and unearned income	16	20,819	15,664	12,657
Reserves and subordinated debt		**24,201**	**12,136**	**12,837**
General risks and liabilities reserves	17	5,487	2,391	3,263
Mutual security deposits		28	0	0
Subordinated debt	19	18,686	9,745	9,574
Fund for general banking risks	18	**1,944**	**1,618**	**1,716**
Minority interests	20	**4,443**	**383**	**690**
Shareholders'equity (excl. FGBR)	20	**23,571**	**15,431**	**14,994**
Share capital		4,418	2,904	2,911
Additional paid-in capital		12,822	6,516	6,516
Investment grants		128	121	112
Consolidated reserves and retained earnings		5,177	4,826	4,388
Net income for the year		1,026	1,064	1,067
Total liabilities and shareholders' equity		**785,985**	**505,718**	**495,067**

Consolidated statements of off-balance sheet items

(in millions of euros)	Notes	31/12/2003	31/12/2002	31/12/2001
Guarantees and commitments given		**171,045**	**96,124**	**71,326**
Financing commitments given	23	**101,324**	**43,051**	**38,976**
Banks and financial institutions		9,114	5,020	2,876
Crédit Agricole entities		1,807	1,065	1,337
Customers		90,403	36,966	34,763
Guarantees given	23	**65,186**	**50,255**	**29,097**
Banks and financial institutions		15,673	7,048	8,079
Crédit Agricole entities		2,993	3,098	27
Customers (1)		46,520	40,109	20,991
Guarantees given by insurance companies		**955**	**881**	**832**
Commitments on securities	23	**3,580**	**1,937**	**2,421**
Securities bought with repurchase option				6
Other commitments		3,580	1,937	2,415
Guarantees and commitments received		**69,691**	**58,736**	**35,114**
Financing commitments received	23	**9,115**	**9,643**	**4,682**
Banks and financial institutions		4,205	2,943	1,160
Crédit Agricole entities		3,779	4,342	3,025
Customers		1,131	2,358	497
Guarantees received	23	**37,814**	**35,807**	**17,561**
Banks and financial institutions		15,938	21,782	2,849
Crédit Agricole entities		5	6	7
Customers (1)		21,871	14,019	14,705
Guarantees received from insurance companies		**17,267**	**9,654**	**9,385**
Commitments on securities	23	**5,495**	**3,632**	**3,486**
Securities bought with repurchase option		15		
Other commitments		5,480	3,632	3,486

(1) At 31 December 2002, these commitments include the guarantee given by Crédit Agricole Indosuez and the counter-guarantee received from the Regional Banks within the framework of the public cash and exchange offer for the capital of Crédit Lyonnais issued on 16 December 2002

Off-balance sheet commitments – other information

Foreign exchange transactions and amounts payable in foreign currencies : Note 23.1.

Securitisation transactions and special-purpose vehicles : Note 23.2.

Financial futures transactions and other forward agreements : notes 24, 24.1 and 24.2.

Consolidated income statement

(in millions of euros)	Notes	31/12/2003	31/12/2002	31/12/2001
Interest receivable and similar income	25	22,043	23,798	24,151
Interest payable and similar expense	25	(18,669)	(22,248)	(22,826)
Income from variable-income securities	26	176	149	215
Net commission and fee income	27	1,033	11	396
Net income from financial transactions				
Net gains (losses) from trading transactions	29	2,402	1,586	2,444
Net gains (losses) on held for sale securities	30	56	410	812
Other net banking income		322	355	204
Gross margin on insurance activities	38.5	1,963	1,254	1,195
Net income from other activities		25	14	7
Net banking income		**9,351**	**5,329**	**6,598**
Operating expenses	31	**(6,098)**	**(3,695)**	**(4,042)**
Personnel costs	31.1 and 31.2	(3,544)	(2,054)	(2,278)
Other operating expenses	31.3 and 31.4	(2,554)	(1,641)	(1,764)
Depreciation and amortisation		**(398)**	**(234)**	**(308)**
Gross operating income		**2,855**	**1,400**	**2,248**
Risk-related costs	32	(839)	(207)	(366)
Net operating income		**2,016**	**1,193**	**1,882**
Share of net income (loss) of equity affiliates	35	986	476	305
Net income (loss) on fixed assets	33	(17)	(74)	34
Net ordinary income (before tax)		**2,985**	**1,595**	**2,221**
Integration-related costs	39	(513)		
Net extraordinary items	36	9	(134)	333
Corporate income tax	34	(567)	(212)	(861)
Amortisation of goodwill		(759)	(286)	(296)
Net allowance to the fund for general banking risks		131	98	(44)
Net income before minority interests		**1,286**	**1,061**	**1,353**
Minority interests		260	(3)	286
Net income - Group share		**1,026**	**1,064**	**1,067**
Net income - Group share per share (in euros)		0.865	1.099	1.375

The methods used to calculate basic earnings per share are based on Opinion 27 of the "Ordre des Experts Comptables" (French Order of Chartered Accountants).

Basic earnings per share correspond to consolidated net income divided by the weighted average number of shares outstanding over the year.

Diluted consolidated earnings per share are identical.

Note 1 • Legal and financial background – Significant events in 2003

1.1 • Legal and financial background

Crédit Agricole S.A. is a French *'société anonyme'* (limited company) with share capital of 4,420,567 thousand euros divided into 1,473,522,437 registered shares of €3 nominal value following several capital increases in 2003.

The share capital of Crédit Agricole S.A. is held as follows:

- SAS Rue La Boétie: 52.38%
- SNC Crédit Agricole Transactions: 0.84%
- Float (including employees): 45.71%

In addition, Crédit Agricole S.A. holds 15,681,762 own shares representing 1.07% of the share capital, notably acquired under share buyback programmes for the purpose of hedging stock option plans (see Notes 1.2 and 20) or share buyback commitments.

SAS Rue La Boétie is wholly-owned by the Regional Banks, and SNC Crédit Agricole Transactions is held by the Regional Banks (90%) and Segespar (10%).

The Regional Banks (Caisses régionales de Crédit Agricole) are cooperative societies whose legal status and operations are governed by the provisions of the French Monetary and Financial Code. Their operations are co-ordinated by Crédit Agricole S.A., which grants them advances from the funds they take in its name.

Crédit Agricole S.A. also centralises their liquidity surpluses and acts as supervisory authority as required by the French Monetary and Financial Code. The specific features of this relationship are described in the paragraph below entitled 'Crédit Agricole Group internal financing mechanisms'.

The French Banking Act of 24 January 1984 integrated in the Monetary and Financial Code confirmed the role of Crédit Agricole S.A. as lead institution of Crédit Agricole. In that capacity, it represents the Regional Banks with respect to the Banque de France, the Comité des Établissements de Crédit and the Commission Bancaire, the French banking industry's regulatory bodies.

Crédit Agricole S.A. is responsible for maintaining the coherence of the network, ensuring its proper functioning, and for compliance with operating standards designed to guarantee its liquidity and solvency.

At the time of its initial public offering on 14 December 2001, Crédit Agricole S.A. acquired a 25% interest in the capital of each of the Regional Banks, with the exception of Regional Bank of Corsica, by subscribing to *'certificats coopératifs d'associés'* and buying back *'certificats coopératifs d'investissement'* (forms of nonvoting shares).

Crédit Agricole S.A. exercises administrative, technical and financial control over the organisation and management of the Regional Banks. It guarantees the liquidity and solvency of both the Crédit Agricole network as a whole and of each of its affiliated credit institutions.

Accordingly, in 2001 Crédit Agricole S.A. established a fund for liquidity and solvency banking risks, in order to fulfil its duties as lead institution in the network. This fund is booked under the Fund for General Banking Risks (FGBR).

The consolidated financial statements presented hereafter describe the financial position and results of the consolidated group comprising Crédit Agricole S.A., its branches and subsidiaries.

1.2 • Significant events in 2003

Acquisition of Crédit Lyonnais

At the time of Crédit Lyonnais' privatisation in 1999, Crédit Agricole S.A. acquired a 10% shareholding and became the largest shareholder in the Crédit Lyonnais 'Core Shareholder Group'. This initial step eventually led the Crédit Agricole Group to make a mixed cash-and-share offer for the entire share capital of Crédit Lyonnais, on 16 December 2002.

As a result of the offer, and the subsequent compulsory buy-out which ran from 16 July 2003 to 4 August 2003, Crédit Agricole S.A. owned 94.82% of Crédit Lyonnais' share capital at 31 December 2003. The other shareholders are:

- SACAM Développement: 5.04%
- Employee savings plan: 0.14%

Crédit Lyonnais was fully consolidated from 1 July to 31 December 2003, in accordance with Regulations 99-07 and 2000-04 of the Comité de la Réglementation Comptable (CRC – French accounting regulations committee) on the consolidation of companies governed by the Comité de la Réglementation Bancaire et Financière (CRBF – French banking and financial regulations committee).

A mixed consolidation method was used to prepare the interim financial statements for the first half of 2003 for simplification. The share of earnings attributable to the first half was accounted for under the equity method, while the balance sheet and off-balance items were fully consolidated at 30 June 2003.

The first-time consolidation of Crédit Lyonnais by the Crédit Agricole S.A. group gave rise to an analysis of the assets, liabilities and off-balance sheet items acquired. As a result, the following adjustments were made:

- recognition of business goodwill in the sum of €3,5 billion representing Crédit Lyonnais' domestic retail banking activity;

- harmonisation of accounting methods, notably leading to an evaluation of Crédit Lyonnais' exposure to operational risk and risk relating to the home purchase savings schemes in accordance with the methods used by the Crédit Agricole Group, as a result of which a transfer of € 458 million was made to the Fund for General Banking Risks;
- recognition of a provision in the sum of € 532 million to cover the cost of implementing synergies arising from the acquisition of Crédit Lyonnais;
- valuation of activities due to be divested at their market value.

Following these adjustments, goodwill amounted to € 6,813 million and will be amortised over a period of 20 years. It may be re-estimated no later than 31 December 2004.

As part of its mixed cash-and-share offer for Crédit Lyonnais, Crédit Agricole S.A. also offered a liquidity agreement to Crédit Lyonnais employees who held stock options and did not wish to exercise them as they were still in the tax lock-up period. Under this agreement, Crédit Agricole S.A. undertook to buy any Crédit Lyonnais shares issued upon exercise of the options on the same terms as the shares acquired under the original offer.

The number of Crédit Lyonnais shares that may be issued upon exercise of these options is 2,171,227.

Details of the financial impact arising from the acquisition of Crédit Lyonnais are given in Notes 8, 9,12,17,18 and 39.

For comparability purposes, Crédit Agricole S.A. has also prepared pro forma consolidated financial statements which include Crédit Lyonnais in full for the entire comparative period.

Acquisition of Finaref

On 26 February 2003, Crédit Agricole S.A. acquired 61% of Finaref from PPR pursuant to the agreements signed on 20 December 2002. The acquisition price was € 1.54 billion. Under the initial agreements, Crédit Agricole S.A. was due to acquire an additional 29% stake in Finaref in the first half of 2004, but in the event acquired a further 14.5% on 1 December 2003 for the sum of € 371.5 million, taking its total interest to 75.5% at 31 December 2003. The remaining 14.5% will be acquired, as initially agreed, at the end of the first quarter of 2004.

At 31 December 2003, Finaref was fully consolidated in Crédit Agricole S.A.'s financial statements in accordance with the provisions of CRC Regulation 99-07. In this respect, the analysis of assets, liabilities and off-balance sheet items had no material impact.

Stock options

Under the authority granted at the Combined General Meeting of 22 May 2002, Crédit Agricole S.A.'s Board of Directors has established a stock option plan for executives and certain managers of Crédit Agricole S.A. and its subsidiaries. The number of shares which may potentially be granted under this plan is 4,214,500 at a price of € 14.65 each. Furthermore, Crédit Agricole S.A. decided to harmonise the various stock option plans existing within the Group by converting the stock option plans granted by certain of its subsidiaries (Crédit Agricole Indosuez, Crédit Agricole Asset Management and Crédit Lyonnais Asset Management) into Crédit Agricole S.A. options. Accordingly, pursuant to the authority granted at the Mixed General Meeting of 21 May 2003, Crédit Agricole S.A. granted options to acquire Crédit Agricole S.A. shares to the three subsidiaries referred to above, after a cash payment equal to the capital gains generated at 31 December 2003. The number of shares which may potentially be granted under this plan is 6,263,210 at a price of €18.09 each.

Crédit Lyonnais received 14,937,633 Crédit Agricole S.A. shares in exchange for its own shares tendered to the mixed cash-and-share offer. After buying back these shares from Crédit Lyonnais, the Board of Directors of Crédit Agricole S.A. decided to allocate them in their entirety to hedge the Group's existing and future stock option plans, within the limits of the authorities granted at the relevant shareholders' meetings, and its share buyback commitments under the liquidity agreement entered into at the time of the mixed cash-and-share offer.

Crédit Agricole Group internal financing mechanisms

Crédit Agricole Group has instituted a number of internal financing mechanisms specific to it.

1.1 • Regional Banks' current accounts

Each Regional Bank holds a current account with Crédit Agricole S.A. which records the movements of funds resulting from internal financial transactions within Crédit Agricole. This account may be in credit or debit, and is presented in the balance sheet under: 'Crédit Agricole internal transactions – Current accounts'.

1.2 • Time loans and advances

The Regional Banks collect savings funds (bonds, interest-bearing notes and related time accounts, home purchase saving accounts and plans, passbook accounts, 'PEP' popular savings plans, etc.) in the name of Crédit Agricole S.A. These funds are transferred to Crédit Agricole S.A. and included in its balance sheet.

They then serve to finance advances made to the Regional Banks to enable the latter to finance their medium and long-term lending. A series of four internal financial reforms have been implemented. These reforms have resulted in Crédit Agricole S.A. transferring back to the Regional Banks a specific percentage of the funds collected by them (first 15%, then 25%, 33% and, with effect since 31 December 2001, 50%), via 'mirror advances' with maturities and interest rates precisely matching those of the savings funds received. The Regional Banks are free to use these mirror advances at their discretion.

There are also two other types of advance:

- **Advances for subsidised loans** which serve to fund Government-subsidised loans. Under this mechanism, the French government pays Crédit Agricole S.A. a subsidy to bridge the gap between its cost of funds and the subsidised loan rate;
- **Advances for other lending**, which refinance 50% of non-subsidised loans. Crédit Agricole S.A. makes these advances to the Regional Banks against documentary proof of their commitments, on condition that prior consent has been obtained before the loan is made. These advances are repaid as and when the loans are reimbursed.

Crédit Agricole S.A. may also make additional financing available to the Regional Banks at market rates.

1.3 • Transfer of Regional Banks' liquidity surpluses

The Regional Banks may use their monetary deposits (sight and time deposits and negotiable certificates of deposit) to finance their lending. Liquidity surpluses must be transferred to Crédit Agricole S.A., where they are booked as current or time accounts, under 'Crédit Agricole internal transactions'.

1.4 • Investment of the Regional Banks' surplus capital with Crédit Agricole S.A.

Surplus capital may be invested with Crédit Agricole S.A. in the form of 3- to 7-year instruments, which must match the characteristics of interbank money market transactions in all respects.

1.5 • Foreign currency transactions

The Regional Banks conduct their foreign currency transactions through Crédit Agricole S.A., which represents them with respect to the Banque de France.

1.6 • Special savings schemes

Funds held on special savings accounts (passbook accounts, 'manual occupations passbook accounts', 'business passbook accounts', Codevi savings accounts, home purchase savings plans and accounts, 'popular savings plans', and 'youth passbook accounts') are collected by the Regional Banks on behalf of Crédit Agricole S.A. They are centralised by Crédit Agricole S.A. and booked in its balance sheet as 'Customer accounts'.

1.7 • Medium and long-term bonds issued by Crédit Agricole S.A.

These are placed mainly by the Regional Banks and booked by Crédit Agricole S.A. either as 'Debt represented by a security' or as 'Reserves and subordinated debt', depending on the type of security issued.

Note 2 • Accounting policies and consolidated methods

Note 2.1 • Accounting rules applicable to both parent company and consolidated accounts

Transactions are booked in compliance with the accounting principles applicable to banks. The consolidated financial statements of Crédit Agricole S.A. are prepared in accordance with the provisions of CRC Regulations 99-07 and 2000-04 on consolidated accounts of companies governed by the CRBF.

The main changes in accounting methods with respect to the previous year are as follows:

- As of 1 January 2003, Crédit Agricole S.A. has applied CRC Regulation 2002-03 of 12 December 2002 on the accounting treatment of credit risk by companies governed by the CRBF, along with the various statements and opinions issued by the CNC's *Comité d'Urgence* (urgent issues task force):
  - CNC statement of 21 November 2003 on the accounting treatment of loans restructured on off-market terms;
  - CNC *Comité d'Urgence* opinion 2003-G of 18 December 2003 on the transfer of doubtful debts to bad debts as set out in CRC regulation 2002-03.

In the case of loans restructured on off-market terms, Crédit Agricole S.A. has identified all significant discounts and ensured either that they have been properly recognised (in accordance with CRC Regulation 2002-03) or that they have been fully provided for (in accordance with the CNC statement of 21 November 2003). Concerning the benchmark treatment, that is, recognition of a discount, the impact of this change of method amounted to € 24 million and was charged directed to shareholders' equity. This rule principally concerns consumer finance loans restructured under the 'Neiertz Act'. Furthermore, discounts fully covered by provisions are not material. Finally, impairment provisions are booked where required for London Club loans which are classified as doubtful debts, principally to cover counterparty risk and discounts.

Also, loans extended within the framework of the "London Club" and recorded within the doubtful loans category, if necessary may be reserved, in order to cover their counterparty risk and an eventual impairment

- Crédit Agricole S.A. has decided not to opt for early application of CRC regulation 2002-10 of 12 December 2002 on asset depreciation and impairment. However, under the transitional measures provided for in this regulation, which are set out in detail in CRC Regulation 2003-7, the Group applies component accounting for all its tangible fixed assets. However, the Group's insurance subsidiaries have opted to take provisions for major repairs during the transitional period, pending harmonisation of the position in this respect.

  The application of this regulation had no material impact during 2003.
- Since 1 January 2003, Crédit Agricole S.A. has applied the benchmark treatment for bond issue expenses as set out in paragraph 300 of regulation 99-07 of 24 November 1999, which requires their deferral over the life of the securities issued. The impact of this change in method amounts to € 119 million, and has been booked to shareholders' equity.
- Since 1 January 2003, the group's insurance subsidiaries have applied CRC Regulation 2002-09 of 12 December 2002 on the recognition of financial futures by companies governed by the insurance code. The first-time application of this regulation had no material impact on Crédit Agricole S.A.'s financial statements.

2.1.1 • Loans and financing commitments

Loans and advances to banks, Crédit Agricole Group entities and customers are governed by CRC Regulation 2002-03 of 12 December 2002 on the accounting treatment of credit risk by companies governed by the CRBF. They are broken down by original repayment term and by certain specific characteristics:

- demand or time loans for interbank items;
- current accounts and time loans and advances for Crédit Agricole internal transactions;
- discounted bills, other loans and current accounts for customer items. As required by the regulations, customer items include transactions with financial institutions other than banks.

Subordinated loans and repurchase agreements are included under the various categories of loans and advances according to counterparty type (banks, Crédit Agricole or customers).

Accrued interest is recognised in the balance sheet under the appropriate category of loans and advances and booked to profit and loss as interest and similar income.

Commitments booked as off-balance sheet items comprise irrevocable guarantees and undertakings to provide financing which have not given rise to a movement of funds.

Advances made by Crédit Agricole S.A. to the Regional Banks do not represent a direct risk for Crédit Agricole S.A. with respect to the corresponding primary loans made by the Regional Banks. They do, however, represent a potential indirect risk with respect to the financial strength of the Regional Banks. No provisions have been made for these advances.

The implementation of CRC Regulation 2002-03 on the accounting treatment of credit risk prompted Crédit Agricole S.A. to create new categories of loans and advances. They are now classified either as performing loans, doubtful debts or bad debts.

Performing loans

Performing loans are those that do not carry any identified credit risk. A credit risk is identified when it becomes probable that the borrower will be unable to repay all or part of the sums due in accordance with initial contract terms, notwithstanding the existence of any guarantees or collateral.

Bad and doubtful debts

Loans and advances of all kinds, even those which are guaranteed, are classified as bad or doubtful if they carry an identified credit risk arising from one of the following events:

- The loan or advance is at least three months in arrears (six months for mortgage loans and property leases and nine months for loans to local authorities, to take account of their specific characteristics). The only exceptions to this rule are where specific circumstances show that the arrears are due to factors unrelated to the borrower's financial position.
- The borrower's position is such that an identified risk exists regardless of whether the loan or advance is in arrears. This is particularly the case when the bank becomes aware, for example through an alert procedure, that a borrower is experiencing financial problems which could result in non-recovery.
- The bank and borrower are in legal proceedings, such as overindebtnedness procedures, receivership, compulsory liquidation, personal bankruptcy or international arbitration procedures.

Loans may be moved from doubtful to performing if regular payments resume in accordance with the original schedule. When a loan is recorded as doubtful, all other loans or commitments relating to that borrower are also recorded in their entirety as doubtful debts. This rule does not apply to loans affected by occasional disputes which are unrelated to the borrower's insolvency, nor to credit risk which depends upon the solvency of a third party and not that of the borrower.

- Doubtful debts

All doubtful loans and advances which do not fall into the bad debt category are classified as doubtful debts.

- Bad debts

In cases where the borrower's solvency is such that after a reasonable period in the doubtful category, there is no prospect of the loan being moved back to the performing category, it is classified as a bad debt. Loans are classified as bad debts when they become accelerated as a result of certain events, or in the case of leasing contracts, upon cancellation. For loans and advances with an unspecified maturity, debts become payable when the bank terminates its relationship with the counterparty in accordance with the contract terms. Loans must be classified as bad debts no later than one year after being downgraded to doubtful debts, except in cases where they are covered by guarantees which are deemed to be adequate or where repayments have been made which indicate that the debts are not bad.

If, once a debt has been moved back to the performing category, a borrower fails to comply with the repayment schedule, the debt is immediately reclassified as a bad debt. Interest is suspended once a loan has been classified as a bad debt.

Crédit Agricole S.A. has defined restructured loans as loans to borrowers experiencing financial difficulties prompting the bank to alter the initial terms (maturity, interest rate etc.) to enable the borrower to comply with the repayment schedule. As a result, Crédit Agricole S.A. has decided to exclude the following from restructured loans:

- loans which have been renegotiated on a commercial basis with borrowers where there is no insolvency risk;
- loans whose theoretical repayment schedule has been altered by the exercise of an option or legal provision included in the initial contract (such as a repayment holiday or maturity extension).

Reserves for bad and doubtful debts

A reserve is taken as soon as a debt is classified as doubtful. Reserves are deducted from the amount of the loan outstanding, except for those against off-balance sheet commitments, which are recognised as a liability.

Sufficient reserves are taken to cover all projected losses arising from bad and doubtful debts. In accordance with CRC Regulation 2002-03 of 12 December 2002 on the accounting treatment of credit risk by companies governed by the CRBF, Crédit Agricole S.A. has opted to postpone of 1 January 2005 application of the discounted cash flow method described in paragraph 13 of the regulation when determining the reserve. Reserves are adjusted at the end of every quarter and updated on a permanent basis depending on the perceived change in risk. The market value of any collateral is measured on a prudent basis, depending on its nature.

In the case of a pool of consumer loans with similar characteristics, the reserve may be calculated on the basis of a statistical evaluation of the risk of non-recovery for each homogeneous group of assets, using actual historical loss data and actual or anticipated changes likely to alter the actual loss probability.

Other provisions for credit risk

Provisions for unallocated borrower risks, such as sector provisions (including country-risk reserves) and general loan provisions, are recorded as a liability under provisions for liabilities and charges. They are intended to cover precise risks where there is a statistical or historical probability of partial non-recovery of loans which are not classified as bad or doubtful debts.

2.1.2 • Subsidised loans

Under French government measures to support the agricultural sector through subsidised medium and long-term financing, the government pays Crédit Agricole S.A. the difference between its cost of funds and the subsidised lending rate.

Subsidies received on account from the government during the year and the balance between amounts received on account and the estimated amount of subsidies due for the year are booked to 'Interest and similar income'.
The subsidy system is periodically reviewed by the government. The current method of calculation has eliminated the timing difference that previously existed between the notional cost of funds used to calculate subsidies due and the actual cost recorded in the financial statements. The residual balance due under the old system was recognised in the balance sheet as an asset and written back gradually to income.
In addition, other banks have also been entitled to distribute government-subsidised farming loans since 1 January 1990. The competitive subsidy is equal to the difference between the winning bid rate and the borrower's lending rate, over the full life of the subsidised loan.

2.1.3 • Investments and securities

Crédit Agricole S.A. applies CRBF regulation 90-01 as amended by CRC regulation 2000-02 for:

- French and foreign securities
- Treasury bills
- Negotiable debt securities issued in France or abroad
- Negotiable promissory notes.

Securities are presented in the financial statements by asset class: treasury bills and other public sector securities, bonds and other fixed-income securities (negotiable debt securities and other money market instruments), and equity shares and other variable-income securities. In accordance with French banking regulations, they are classified into the following categories: trading securities, available-for-sale securities, held-to-maturity securities, portfolio securities, other long-term securities, and investments in non consolidated subsidiaries and associated companies.
As of 1 January 2003, Crédit Agricole S.A. has applied CRC Regulation 2002-03 on the measurement of credit risk and recognition of provisions against fixed-income securities.

2.1.3.1 • Trading securities

These are securities traded on a liquid market, which are bought with the intention of reselling them in the near future. They also include securities held for more than six months in connection with market-making activities or hedging and arbitrage transactions. Trading securities are carried at cost (including any accrued income). They are marked to market at each closure of accounts and any unrealised gains or losses are booked to profit and loss in the net income (loss) from trading transactions. When trading securities are reclassified as available-for-sale or held-to-maturity securities, they are marked to market on the day of transfer.

2.1.3.2 • Available-for-sale securities

This category comprises securities which are bought with the intention of holding them for more than six months, except for fixed-income securities bought with the intention of holding them until maturity. The bulk of the group's available-for-sale securities comprise bonds denominated in euros and foreign currencies, and investments in mutual funds and investment funds.

- Bonds and other fixed-income securities

Interest on bonds is recognised on an accrual basis under 'Interest and similar income – bonds and other fixed-income securities'. Any premium or discount is amortised on a straight-line basis over their residual life, except for inter-bank securities which are amortised on an actuarial basis.

- Shares and other variable-income securities

On their acquisition date, equity shares are stated at cost, excluding purchase expenses. Dividend income is booked to the income statement under 'Income from shares and other variable-income securities'. Income from mutual funds and investment funds is booked to the same heading on a cash basis.
At the year-end, available-for-sale securities are valued on a line-by-line or homogeneous group of assets basis at the lower of cost or fair value (e.g. market value in the case of listed equities) and a provision for impairment taken where necessary. Unrealised capital gains are not recognised. The net impairment provision, together with realised gains or losses on disposal, are booked to profit and loss under 'Net gain/(loss) on securities transactions'. Disposals are deemed to be made on a first-in, first-out basis.

2.1.3.3 • Equity portfolio securities

As defined by CRC regulation 2000-02, equity portfolio securities comprise investments purchased with the intention of realising a medium-term capital gain, but with no intention of investing in the business on a long-term basis and taking an active part in its management. Equity portfolio securities must be purchased on a regular basis as part of a structured activity with the intention of achieving a recurring return, principally from capital gains on disposals.
In principle, equity portfolio securities are variable-income securities. They are valued on a line-by-line basis and stated at the lower of cost or fair value, determined by taking account of the issuer's general prospects and the forecast holding period. Listed securities are valued using a multi-criteria approach, including average share price for the past 3 months, estimated share price on a 6-month horizon and

Consolidated financial statements

discounted cash flow. Accordingly, changes in market prices do not necessarily affect their carrying value.
The net impairment provision, together with realised gains or losses on disposal, are booked to profit and loss under 'Net gain/(loss) from securities transactions'.

2.1.3.4 • Held-to-maturity securities

These are fixed-income securities bought with the intention of holding them over the long term, in principle until maturity.
On their acquisition date, they are booked at cost, excluding accrued interest, and matched by financing with the same interest rate and maturity date. When the interest rate or maturity date matching no longer satisfies the rules set by the Commission Bancaire, they are reclassified as available-for-sale securities.
The difference between cost and redemption price is amortised on a straight-line basis over the residual life of the security.
No provision for impairment is taken when the market value is lower than cost. However, in accordance with CRC regulation 2002-03 on the measurement of credit risk, a provision is taken if the issuer of the securities is considered to be at risk.

2.1.3.5 • Other long-term securities

Other long-term securities comprise shares and similar securities acquired with the intention of building an ongoing business relationship with the issuing company, but with no influence over its management due to the small percentage holding represented by its investment.
These securities are accounted for on a line-by-line basis and they are stated at the lower of cost or use value. Use value is the amount the company would be prepared to pay for the shares had it to purchase them for the intended purpose. Use value may be based on a variety of factors such as the profitability of the business and future earnings outlook, net assets, general state of the economy, or the average market price for its shares over the last few months.
The net impairment provision, together with realised gains or losses on disposal, is booked to profit and loss under 'Net gain/(loss) on fixed asset disposals'.

2.1.3.6 • Investments in non-consolidated affiliates and associated companies

This category comprises securities whose long-term ownership contributes to the group's business, principally by giving the group influence or control over the investee company's management decisions.
On their date of acquisition, they are stated at historical cost (purchase price excluding related expenses or use value of assets acquired for shares). At the year-end, they are valued at the lower of cost or use value and a provision for impairment is taken where applicable, based on a case-by-case analysis taking account of market price or net assets, any unrealised capital gains and the company's general prospects.
The net impairment provision, together with any realised gains or losses on disposal, is booked to profit and loss under 'Net gain/(loss) on fixed asset disposals'.

2.1.3.7 • Securities bought or sold under repurchase agreements

Delivered securities sold under repurchase agreements are retained on the balance sheet and the amount received from the purchaser is recognised in the balance sheet as a liability. Delivered securities bought under repurchase agreements are not carried on the balance sheet, although the amount paid to the vendor is recognised in the balance sheet as an asset.
These securities are accounted for in accordance with the rules governing the category to which they belong.

2.1.4 • Demand and time liabilities

Amounts due to banks, Crédit Agricole entities and customers are classified according to their initial term and/or the nature of the liability:
- demand or time deposits for bank items
- current accounts, time deposits and advances for Crédit Agricole internal transactions
- special savings accounts and other accounts for customer items (which include amounts due to financial institutions other than banks).

These accounts include repurchase transactions represented by securities classified by counterparty.
Accrued interest is recognised in the balance sheet under the appropriate category of accounts and deposits and booked to profit and loss as interest and similar expense.

2.1.5 • Debt represented by a security

Debt represented by a security in issue is presented according to type of security, i.e. interest-bearing notes, interbank and other negotiable debt securities, and bonds (other than subordinated notes, which are booked under 'Provisions and subordinated debt'). Accrued interest is recognised in the balance sheet and the corresponding sum booked to profit and loss as interest and similar expense. Bond issue premiums or discounts are deferred and amortised over the term of the bonds. The amortisation charge is booked to profit and loss under 'Interest and similar expense – bonds and other fixed-income securities'.

Since 1 January 2003, Crédit Agricole S.A. has applied the benchmark treatment for bond issue expenses as set out in paragraph 300 of regulation 99-07 of 24 November 1999, which requires their deferral over the life of the securities issued. The impact of this change in method has been booked to shareholders' equity.

Financial servicing commissions paid to the Regional Banks are booked to income statement as 'Commission and fee expense'.

2.1.6 • Reserves for liabilities and charges

Crédit Agricole S.A. applies the provisions of CRC regulation 2000-06 on liabilities for the treatment and valuation of reserves for liabilities and charges covered by the regulation.

Reserves for liabilities and charges include reserves for risks connected with financing commitments, early retirement benefits, litigation and other miscellaneous items. They also include reserves for country risk, based on an analysis of the different types of transaction, the term and nature of commitments (e.g. loans and advances, securities and market products), and the country's credit rating.

All risks are reviewed on a quarterly basis.

In certain cases, Crédit Agricole S.A. has partially hedged its reserves against foreign currency exposure by purchasing foreign currencies in order to limit the effect of exchange rate fluctuations on reserve levels.

The reserve for risk of loss in connection with the internal financing mechanism for home purchase savings schemes is established during the savings phase of the scheme and is computed on the basis of the theoretical amount of the loan that may be granted at the end of each scheme. An 'internal rate of loss' is applied to this theoretical amount, representing the difference between the cost of funds, including set up and administrative fees, and the legal lending rate applicable to the loan (see Note 17).

Reserves are reversed upon theoretical recognition of the loss, i.e. four years after the reserve has been made in the case of home purchase savings accounts and six years in the case of home purchase savings schemes.

2.1.7 • Fund for General Banking Risks

Each Crédit Agricole entity establishes a Fund for General Banking Risks at the discretion of its managers, in order to provide against possible contingencies arising in the conduct of their banking business. The amounts set aside in the fund are adjusted through the income statement to reflect actual experience.

In view of the magnitude of the potential risk to future operations arising in connection with the home purchase savings scheme commitments, the Crédit Agricole S.A. group has established specific funds for general banking risks to cover its exposure. Following the internal financial reforms described in Note 1.2, Crédit Agricole S.A. no longer carries the risks associated with this activity for the portion of funds it returns to the Regional Banks.

The specific fund for general banking risks (see Note 18) is constituted during the saving phase and computed on the basis of the theoretical amount of the loan that may be granted at the end of each scheme.

A 'potential loss rate' is applied to this theoretical amount, representing the difference between the anticipated market rate and the cost of funds.

The 'potential loss rate' is calculated according to the type of funds collected and is re-estimated at each balance sheet date in the light of changes in the variables used in the calculation. Reserves are reversed according to the theoretical repayment schedule for the resulting loans (i.e. four years for home purchase savings accounts, and six years for home purchase savings plans).

The Fund for General Banking Risks also includes:

- a Fund for Liquidity and Solvency Banking Risks to enable Crédit Agricole S.A. to discharge its duties as Central Body of the Crédit Agricole network;
- a provision for operational risk designed to cover risks arising from shortcomings in the design, organisation and implementation of procedures for recording information in the accounting system and more generally in the information systems for all events related notably to transactions carried out by the Crédit Agricole Group's retail banking networks.

2.1.8 • Financial instruments

Trading and hedging transactions in interest rate, currency and equity instruments are treated in accordance with CRC regulations 88-02 and 92-04.

Commitments relating to these items are booked as off-balance sheet items at their nominal value. Gains and losses are booked according to the type of instrument and the purpose of the transaction:

Hedging transactions

Any gains or losses on hedging transactions are booked to profit and loss symmetrically with the income or expense arising on the hedged item. Income and expense arising on macro-hedges against overall interest rate risk are booked to profit and loss under 'Interest and similar income (expense) – Other interest income (expense)'. Unrealised gains and losses are not recognised.

Trading transactions

Financial instruments traded on organised or similar markets, or included in the trading securities portfolio (as defined by CRC regulation 92-04) are marked to market at the balance sheet date. Realised and unrealised gains and losses are booked to profit and loss according to the type of transaction either as 'Net trading gains/(losses) – Securities and derivatives,' or 'Net trading gains/(losses) – Foreign exchange'. Gains or losses on instruments traded on markets with limited liquidity and on isolated open positions are booked either at maturity or on an accrual basis according to the type of instrument. A provision is made at the year end to cover any unrealised losses.

2.1.9 • Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies, and currency futures bought or sold for hedging purposes recorded as off-balance sheet items, are translated at year-end exchange rates.

Capital funds allocated to branches, fixed assets in offices abroad, available-for-sale securities, held-to-maturity securities and investments in non-consolidated subsidiaries and associated companies denominated in foreign currencies bought against euros are translated at the rate prevailing on the transaction date.

Foreign exchange gains or losses are only booked to profit and loss in the case of available-for-sale securities. However, a provision may be made where the value of non-consolidated foreign investments is impaired due to long-term depreciation of foreign currencies.

Expense and income items are translated at the rate prevailing on the transaction date. Accrued expenses and income are translated at year-end rates.

At the balance sheet date, forward currency transactions are valued at the forward rate for the currency and maturity concerned. Gains or losses are booked to profit and loss under 'Net trading profits/(losses) – Foreign exchange'.

2.1.10 • Foreign branches

Branches maintain their own independent accounts in accordance with local rules and regulations. At each closing date, branch balance sheets and income statements are restated in accordance with French accounting rules, translated into euros, and consolidated with the accounts of their parent company after elimination of intra-group items.

The following rules are applied in translating accounts to euros:

- balance sheet items other than capital funds are translated at the year-end rate;
- capital funds are translated at their historical rate;
- expense and income items are translated at the average rate for the period.

In the individual accounts, unrealised foreign exchange gains or losses are recognised in the balance sheet under 'Other assets (liabilities)'.

In the consolidated accounts, unrealised foreign exchange gains or losses are booked as 'translation adjustments' under shareholders' equity.

2.1.11 • Tangible fixed assets

Crédit Agricole S.A. has decided not to opt for early application of CRC regulation 2002-10 of 12 December 2002 on asset depreciation and impairment. However, as of 1 January 2003, it has applied component accounting for all tangible fixed assets, as provided for under the regulation's transitional measures, the details of which are set out in regulation CRC 2003-07 of 12 December 2003.

Crédit Agricole S.A. applied the CNC's *Comité d'Urgence* 2003-E interpretations of 9 July 2003 concerning first-time application of these transitional methods. The group opted for the method of reconstituting the historical cost of components, which consists not only of reconstituting their actual historical cost, but also the depreciation that should have been applied regardless of the asset's net book value.

The Group's insurance subsidiaries have opted to take provisions for major repairs rather than apply component accounting, pending harmonisation of the position in this respect.

Land is stated at cost. Buildings and equipment are stated at cost less accumulated depreciation and impairment provisions. Purchased software is stated at purchase price less accumulated depreciation and impairment provisions. Proprietary software is stated at cost less accumulated depreciation and impairment provisions.

Fixed assets are amortised over their estimated useful life. The following components and depreciation periods have been adopted by Crédit Agricole S.A. following the application of the transitional measures on component accounting for fixed assets. These depreciation periods are adjusted according to the type of asset and its location.

Component	Depreciation period
Land	Not depreciable
Structural works	30-80 years
Non-structural works	20-40 years
Plant and equipment	10-25 years
Fixtures and fittings	5-15 years
Computer equipment	4-7 years (accelerated or straight-line)
Specialist equipment	4-5 years (accelerated or straight-line)

Exceptional depreciation charges corresponding to tax-related depreciation and not to any real impairment in the value of the asset are cancelled in the consolidated financial statements.

2.1.12 • Revaluation of assets

The legal revaluation of assets in 1978 had no material impact on the financial statements of Crédit Agricole S.A. Other revaluations have not been restated and any surplus is recorded under revaluation reserves.

2.1.13 • Retirement and early retirement benefits

A reserve for retirement benefits is taken under 'Reserves for liabilities and charges' in a sum equal to the group's residual liabilities (i.e. not covered by contracts entered into with an insurance company) towards employees in service at the year-end governed by the Crédit Agricole S.A. collective agreement dated 1 July 1990.

The retirement benefit liability at 31 December 2003 takes account of the impact of the French Pensions Reform Act 2003-775 of 21 August 2003 (the 'Fillon Act'). Due to the late release of CNC *Comité d'Urgence* statement 2004-A of 21 January 2004 on the accounting treatment of changes to retirement benefits resulting from the application of the Fillon Act, and the fact that Crédit Agricole S.A. has decided not to opt for early application of CNC recommendation 2003-R-01 on the recognition and measurement of retirement and similar benefits, the impact of the Fillon Act has been entirely booked under extraordinary items in 2003 as the group takes the view that this represents a change in estimate. The impact is not material.

The reserve is computed on the basis of the vested rights of employees (based on the number of years service and reference salary), the probability of the employee being employed by the group on the entitlement date (based on life expectancy and employee turnover) and the discount rate applied.

A reserve is also taken to cover the cost of early retirement commitments in the sum of the additional discounted cost of the 1 October 1993 Agreement extended on 28 June 1995, and of the 1 July 1997 Agreement extended on 25 November 1999. Under these agreements, Crédit Agricole S.A. group employees aged 54 and over may take early retirement.

2.1.14 • Pension schemes

French employers contribute to a variety of compulsory pension schemes. Scheme assets are managed by independent organisations and Crédit Agricole S.A. group companies have no liabilities in this respect other than their ongoing contributions.

Certain group companies are liable to pay supplementary pension benefits. A provision is made calculated on the basis of the company's actuarial liability and booked under 'Reserves for liabilities and charges'.

2.1.15 • Employee profit-sharing and incentive schemes

Costs relating to the statutory employee profit-sharing scheme are booked to profit and loss in the year the rights accrue to employees. An incentive scheme for employees was introduced on 28 June 1999. The costs of both schemes are booked to 'Staff costs'. A reserve is made in the consolidated financial statements for the tax credit resulting from the timing difference between recognition of these expenses for accounting purposes and for tax purposes (the following year).

2.1.16 • Extraordinary items

Extraordinary items comprise all income and expenses which do not form part of the Group's ordinary operations.

2.1.17 • Crédit Lyonnais integration-related costs

These costs include costs already incurred in 2003, together with provisions for projected future costs.

Provisions taken at the end of 2003 satisfy the recognition and measurement criteria set out by CRC regulation 2000-06 on liabilities and more particularly restructuring provisions.

A breakdown of costs incurred and provisions booked at the end of the financial year by major category (staff costs, property, IT and other) can be found under Note 39 of the notes to Crédit Agricole S.A.'s consolidated financial statements.

2.1.18 • Corporate income tax

Crédit Agricole S.A. elected for group tax relief in 1990. At 31 December 2003, the tax group comprised Crédit Agricole S.A. and 151 of its subsidiaries. Under the group tax relief agreement, each company in the tax group accounts for the tax charge which would have been payable in the absence of such an agreement in its individual financial statements.

In view of the new tax rules introduced on 31 December 2003, deferred taxes in respect of financial years 2003 and beyond take account of the additional 3% and 3.33% tax sur charges.

2.1.19 • Off-balance sheet items

As stated in Note 1 on Legal and financial background, Crédit Agricole S.A. acts as the Crédit Agricole Group's central body and as such is subject to the obligations provided for under the French Banking Act. Commitments made in that respect are recognised as off-balance sheet items, as are the commitments made by the Regional Banks pursuant to the agreement signed in 1988, under which they guarantee the solvency and liquidity of the lead institution.

The published statement of off-balance sheet commitments does not require disclosure of commitments in respect of financial futures or foreign exchange transactions, or details of commitments received in respect of treasury bills and similar securities or other securities deposited as collateral. However, these items are disclosed in a Note to the consolidated financial statements.

Note 2.2 • Accounting rules specific to the consolidated financial statements Application of regulations pertaining to consolidation principles

Crédit Agricole S.A. applies the provisions of CRC regulation 99-07 on the consolidation of business enterprises governed by the CRBF.

The following principles are applied, pursuant to this regulation:

- All subsidiaries engaged in banking and financial activities or related activities, over which Crédit Agricole S.A. exercises exclusive control, are fully consolidated. This includes insurance companies, *'sociétés de moyen'* (pooled-resource ventures), and property development companies.
- The Regional Banks, in which Crédit Agricole S.A. holds a 25% interest, are accounted for by the equity method, as are the Regional Banks' own subsidiaries and associates.
- Deferred taxes are recognised on any identified timing differences arising on consolidation, except in certain specific cases, where strict application of this rule would not give a fair view of the assets and financial position of Crédit Agricole S.A.

The financial statements of consolidated companies are restated to comply with the accounting, valuation and presentation rules used by Crédit Agricole S.A. As required by CRC regulation 99-07, the accounting principles and valuation rules applicable to non-banking activities have been maintained in the consolidated financial statements of Crédit Agricole S.A. Insurance business, for example, is consolidated according to the methods and principles set out in the French Insurance Code, and in CRC regulation 2000-05 on the consolidation of insurance companies.

2.2.1 • Consolidation principles and methods

2.2.1.1 • Scope of consolidation

The consolidated financial statements include the accounts of Crédit Agricole S.A. and of all companies whose consolidation has a material impact on the group's overall consolidated financial statements.

In application of the general principles set out in CRC regulation 99-07, materiality is assessed in the light of several criteria including the size of the company's earnings or shareholders' equity in relation to the earnings or shareholders' equity of the consolidated group.

Materiality is deemed exist when the following criteria are met:

- total assets exceed to € 10 million or 1% of the assets of the consolidated subsidiary that owns the investment;
- Crédit Agricole S.A. directly or indirectly holds more than 20% of the voting rights.

Investments in industrial companies held as part of a financing transaction are not consolidated. This notably applies to venture capital investments or investments held under structured financing transactions.

Investments in closed property companies (SCIs) which do not meet consolidation criteria, together with loans and advances made to them, are classified as long-term investments.

Investments in dedicated mutual funds are not consolidated, following Crédit Agricole S.A.'s decision to opt for dispensation as allowed under CRC regulation 99-07. Accordingly, no sums have been reinvested in mutual funds of this type in existence at 31 December 1999, and a commitment has been made to sell or close down these mutual funds no later than the end of 2004.

Similarly, in compliance with CRC regulation 2000-05 on the consolidation of insurance companies, Crédit Agricole S.A. does not consolidate mutual funds held under exclusive control of insurance companies, to the extent that they serve to back liabilities to policyholders.

The resulting scope of consolidation satisfies the criteria laid down in French banking regulations.

2.2.1.2 • Consolidation methods

- Companies under the group's exclusive control are fully-consolidated. Exclusive control is defined as the power to direct the company's financial and operational policies. Full consolidation consists of eliminating the book value of the shares held in the consolidating company's financial statements and aggregating all assets and liabilities carried by the consolidated companies, and determining and separately identifying the value of the minority interests in their net assets and earnings.
- Companies over which the Group exercises significant influence are accounted for by the equity method. Significant influence is defined as the power to influence but not control a company's financial and operational policies. The equity method consists of eliminating the book value of the shares held in the consolidating company's financial statements and accounting for its interest in the underlying net assets and results of the companies concerned.
- Companies over which the group exercises joint control are proportionally consolidated. Joint control is defined as sharing control over a company operated jointly by a limited number of partners or shareholders such that the company's financial and operational policies are the result of agreement among them. Proportional consolidation consists of eliminating the book value of the shares held in the consolidating company's financial statements and aggregating a proportion of the assets, liabilities and results of the company concerned representing the consolidating company's interest.

The specific accounting principles applicable to insurance business have been maintained in the consolidated financial statements, leading to the following rules of presentation:

Balance sheet items

- **'Insurance companies' investments'** comprise all investments booked as assets by consolidated insurance companies, together with any accrued interest, amortised discounts and premiums on securities, and accrued rental income;
- **'Other insurance-related assets'** comprise assets connected with direct insurance business, assets connected with reinsurance business, technical reinsurance valuations, deferred acquisition costs, and unrealised foreign exchange losses carried by consolidated insurance companies;
- **'Reinsurers' share in technical reserves'** comprises the share of technical reserves carried by consolidated insurance companies attributable to cedants and retrocessionnaires;
- **'Insurance companies' technical reserves'** comprise all gross technical reserves carried by consolidated insurance companies;
- **'Other insurance-related liabilities'** comprise cash deposits received from cedants and retrocessionnaires against technical insurance commitments, liabilities connected with direct insurance business, liabilities connected with reinsurance business, technical reinsurance valuations, deferred reinsurance commission income and unrealised foreign exchange gains carried by consolidated insurance companies.

Other balance sheet items carried by consolidated insurance companies are added to the relevant asset and liability categories in Crédit Agricole S.A. Group's balance sheet.

Off-balance sheet items

Off-balance sheet items comprise guarantees received and given by the consolidated insurance companies, with the exception of assets belonging to provident insurance institutions or held on behalf of third parties.

These commitments are recorded under 'Guarantees relating to insurance business' given or received.

Profit and loss items

Gross margin in insurance activities comprises the following items:

- earned premiums or subscriptions
- claims expense, net of amounts ceded and retroceded (including changes in provisions and policyholders' with-profits entitlement, excluding administrative expenses);
- net income from allocated investments.

Since 2002, new regulations on the consolidation of insurance companies require policy acquisition costs to be deferred over a period commensurate with unearned premium reserves. However, as these regulations have no material impact on either earnings or net assets, the group has not recognised any deferred acquisition costs.

For other expenses and income, banking rather than insurance classifications are used. As an exception to this rule, amortisation charges and movements in reserves against insurance companies' investments are maintained in the calculation of the gross margin in insurance activities.

2.2.2 • Consolidation adjustments and eliminations

The group makes all material adjustments required to ensure the application of consistent accounting policies in the consolidated financial statements.

Crédit Agricole internal transactions affecting the consolidated balance sheet, off-balance sheet items and profit and loss statement are eliminated. Capital gains or losses arising from intra-group asset transfers are eliminated. However, justifiable losses are recognised in the consolidated financial statements and capital gains on the disposal of assets at reference prices determined independently of the group are treated as revaluation surpluses. They are written back to profit and loss when the assets are sold to a non-group company. Special tax-allowable reserves are reclassified to reserve accounts and profit and loss, net of any deferred tax. Crédit Agricole S.A. maintains its Fund for General Banking Risks in the consolidated financial statements.

2.2.3 • Translation of subsidiaries' financial statements expressed in foreign currencies

Financial statements of subsidiaries expressed in foreign currencies are translated into euros as follows:

- balance sheet items other than components of shareholders' equity are translated at the year-end closing rate;
- components of shareholders' equity are translated at historical rates;
- expenses and income items are translated at the average rate for the period.

Any gains and losses arising as a result of differences between historical or average and year-end rates are booked to 'Foreign exchange translation adjustments' under 'Consolidated reserves and retained earnings'.

2.2.4 • Goodwill

Goodwill is the difference between the purchase price of a company and the fair value of the identifiable assets and liabilities acquired as at the date of the transaction. Goodwill is not recognised upon first-time consolidation of subsidiaries formed by the Group.

The amortisation period for goodwill recognised on Crédit Agricole S.A. subsidiaries depends on the activity and geographical location of the company acquired, and the expected return on investment at the time of acquisition. Amortisation periods used vary between five and twenty years. In the event of a significant fall in the value of the elements used to determine the depreciation plan, an exceptional depreciation charge is recorded. Negative goodwill is recorded under 'Reserves for liabilities and charges'.

2.2.5 • Deferred tax

2.2.5.1 • General principles

Deferred tax arises from timing differences between the recognition of income and expense items for financial reporting and tax purposes and from consolidation adjustments. The liability method of accounting for deferred taxes is used to determine the impact on the income statement. For reasons of prudence, the deferred tax asset arising on tax loss carryforwards is not recognised unless there is a strong probability of its recovery against future taxable income. Deferred tax takes account of the 3% and 3.33% surcharges applicable for 2003 and subsequent years and the probable date of tax payments. Where appropriate, the existence of a group tax relief agreement is taken into account when calculating the tax position of consolidated entities. This applies in particular to Crédit Agricole Indosuez and certain of its subsidiaries, and also to entities joining and leaving the tax group. The net deferred tax credit is booked to the balance sheet under 'Sundry accounts and unearned income and other liabilities.

2.2.5.2 • Main constituent items

The main items constituting deferred tax are:

- deferred tax charges: unrealised gains on leasing transactions, special tax-allowable reserves, accrued income on available-for-sale securities, unrealised losses on mutual funds valued at market prices for tax purposes, and deferred profit and subsidies;
- deferred tax credits: depreciation, amortisation and provision expenses deductible in subsequent periods, the reserve for 'internal home purchase savings schemes risks' booked in the parent company financial statements, and unrealised gains on mutual funds.

2.2.5.3 • Dividend taxes

The deferred tax charge arising in connection with the distribution of intra-group dividends known at the closing date comes under the rules governing dividends paid to parent companies by their subsidiaries (as defined by applicable tax legislation). The amounts concerned are not material and therefore no deferred tax liability is recognised in this respect. However, deferred tax is recognised in respect of corporate income tax payable on the compulsory distribution of earnings of SICOMIs (industrial and commercial property leasing companies). No provision is made in the consolidated financial statements for any tax payable in the event of distribution of the retained earnings of subsidiaries and affiliated companies, as any undistributed earnings are deemed to be permanently invested.

The additional tax charge payable in the event of distribution of long-term capital gains reserves (which are taxed at a special long-term rate) is not provided for as it is not the group's policy to distribute these gains.

2.2.6 • Leasing transactions

Amounts outstanding, income and expenses arising from leasing transactions are presented separately in the financial statements and are accounted for using 'financial' accounting methods. Unrealised reserves, representing the excess of book depreciation over the true underlying financial amortisation of the capital invested, are written back to consolidated assets under 'Lease financing'. The net change in these reserves is booked to profit and loss, net of the related deferred tax effect.

Property held by consolidated entities under financial leases with purchase option is classified on the balance sheet under 'Intangible and tangible fixed assets'.

2.2.7 • Other items

2.2.7.1 • Preliminary expenses

Preliminary expenses (e.g. company setting-up costs) are expensed in the year incurred, including for tax purposes.

2.2.7.2 • Bond issue expenses

Since 1 January 2003, Crédit Agricole S.A. has applied the benchmark treatment for bond issue expenses as set out in paragraph 300 of CRC Regulation 99-07 of 24 November 1999, which requires their deferral over the life of the securities issued.

2.2.7.3 • Depreciation

Accelerated depreciation allowable for tax purposes is not restated if justifiable on economic grounds.

2.2.7.4 • Revaluation differences

Deferred tax is not recognised on revaluation differences arising on consolidation where there is no intention to sell the assets concerned.

Note 2.3 • Scope of consolidation

2.3.1 • Change in scope of consolidation

At 31 December 2003, the scope of consolidation encompassed 330 subsidiaries and associates, compared with 310 at 31 December 2002.

The main movements during the year were as follows:

I / Additions

Newly-formed companies

Nonghyup-CA (formerly NACF – CA Investment Trust Management Co)
CA Preferred Funding LLC
CA Indosuez Luxembourg (following the breakup of CAI Luxembourg)
CA Invest. Services Banque Luxembourg (following the breakup of CAI Luxembourg)
CA Alternative Investment Products Group SGR (C.A A.I.P.G Sgr)
SNC Haussmann Anjou
Belgium CA SAS
GIE Attica
CAI Private Banking Italia Spa

New acquisitions or acquisitions of additional shares

Crédit Lyonnais Group
Finaref SA
Finaref Assurances
Argence Investissement SAS
Finaref Benelux
Finaref Risques Divers
Finaref Vie
Finaref Group AB
Finaref Sverige AB
Finaref Securities AB
Finaref AS (formerly Ellos Finans A/S)
Finaref OY (formerly Ellos Finans OY)
GEIE Argence Management
GEIE Argence Développement
Space Reinsurance Company Limited
Space Holding (Ireland) Limited
Space Lux
Finaref Life Limited
Finaref Insurance Limited
Banque Finaref (formerly Banque Finaref ABN AMRO)
Argence Gestion Assurances
S.A. Crédit Agricole (Belgium)
Vendôme Courtage

Application of materiality threshold

EFL Services

Korea 21st Century TR

CAI BP Holding

CAI Derivatives Products PLC

Equalt Convertible Arbitrage Fund (ECA)

Equalt Pair Trading Fund (EPT)

Equalt Statistical Arbitrage Fund (ESA)

Equalt Fixed Income Arbitrage Fund (EFIA)

Equalt Systematic Futures Fund (ESF)

Equalt Core Macro Fund (ECM)

II / Removals

Sale to non-group companies

Camnord Investissement

Application of materiality threshold or discontinuation of business

CA Asset Management US Advisory Services

PT Bank Crédit Agricole Indosuez

Crédit Agricole Indosuez Luxembourg (breakup of CA Indosuez Luxembourg and CA Invest. Services Banque Luxembourg)

Liberty View C. Management (LVCM)

Liberty View Alternative (LVAA)

IWICS Derivatives

Indian 21st Century Fund (Mauritius)

Bersol

CPR USA Inc (INCO)

Indosuez WI Carr Financial Products

CAL Maurice

Logitaine

Merger with or absorption by another Group company

Mergers

Ligérienne Mobilière de Placement with Compagnie Française de l'Asie (CFA)

"Caisse régionale du Cantal et de Centre France" Cantal Regional Bank with Centre France Regional Bank

CAIC Deutschland GmbH now a branch of CAI Cheuvreux

Bercy Investissements with Bercy Participations

CAL FP Frankfurt with CAL FP Bank

CAI Italia Holding Spa with CAI Private Banking Italia SpA

Absorptions

Unicefi 33 by "Caisse régionale Aquitaine" Aquitaine Regional Bank

CAI Cheuvreux Gestions by BGP Indosuez and Gestion Privée Indosuez

CAICG Teneur de Comptes by BGP Indosuez and Gestion Privée Indosuez

III / Change of name

Old name	New name
IntesaBci	Banca Intesa S.p.a.
NACF – CA Investment Trust Management Co.	Nonghyup-CA
CAI Securities Inc.	CAIC North America Inc
Banque CPR	CPR BK
Schelcher Prince Finance (SPF)	CPR F
Ellos Finans A/S	Finaref AS
Ellos Finans OY	Finaref OY
Banque Finaref ABN AMRO	Banque Finaref
Crédit Agricole Epargne Salariale	CA – Epargne Longue des Salariés

IV / Change of consolidation method

Credibom has been fully consolidated since September 2003, following an increase in the number of shares owned by Sofinco.

Note 2.3.2 • Crédit Agricole S.A. Group: scope of consolidation

	(a)	Country	Consolidation method 31/12/03	Percentage of voting rights 31/12/03	Percentage of voting rights 31/12/02	Percentage of voting rights 31/12/01	Percentage of share capital 31/12/03	Percentage of share capital 31/12/02	Percentage of share capital 31/12/01
Banks and financial institutions									
Crédit Agricole SA		France	Parent	100.0	100.0	100.0	100.0	100.0	100.0
Agos Itafinco (formerly Agos)		Italy	Full	51.0	60.0	70.0	58.6	58.5	74.5
Al BK Saudi Al Fransi – BSF		Saudi Arabia	Equity	31.1	31.1	31.1	31.1	31.1	31.1
Alsolia		France	Equity	34.0	34.0	34.0	33.8	33.8	33.9
Altra Banque (formerly UI Banque)		France	Equity	34.0	34.0	34.0	34.0	34.0	34.0
Banca Intesa S.p.a.		Italy	Equity	17.1	16.7	16.8	16.1	15.8	15.2
Banco Acac		Uruguay	Full	91.1	85.0	64.4	91.1	85.0	49.6
Banco Bisel		Argentina	Full			69.9			69.9
Banco del Desarrollo		Chile	Equity	23.7	23.7	23.4	23.7	23.7	23.4
Bankoa		Spain	Equity	30.0	30.0	30.0	28.5	28.5	28.1
Banque Chalus		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Banque Finaref	In (1)	France	Full	100.0			75.5		
Banque Française de l'Orient		France	Full	100.0	100.0	100.0	100.0	99.3	99.3
Banque Libano-Française SAL		Lebanon	Full	51.0	51.0	51.0	50.9	50.9	51.0
BES (Banco Espirito Santo)		Portugal	Equity	8.8	8.8	8.8	22.5	22.5	22.3
BFC Antilles Guyane		France	Full	100.0	100.0	100.0	100.0	100.0	99.6
BFT (Banque Financement et Trésorerie)		France	Full	96.1	96.1	95.8	96.1	96.1	95.8
BFT Gestion		France	Full	100.0	100.0	100.0	96.1	96.1	95.8
BGP Indosuez		France	Full	100.0	99.9	99.9	100.0	99.9	99.9
C.A Alternative Investment Products Group Holding		France	Full	100.0	100.0		100.0	100.0	
C.A Alternative Investment Products Group Inc		United States	Full	100.0	100.0		100.0	100.0	
C.A Alternative Investment Products Group Ltd (formerly ISB)		Bermuda	Full	100.0	100.0	100.0	100.0	100.0	99.7
C.A Alternative Investment Products Group Sas		France	Full	100.0	100.0		100.0	100.0	
C.A Alternative Investment Products Group Sgr	In	Italy	Full	100.0			100.0		
C.A Asset Management Espana Holding		Spain	Full	100.0	100.0		100.0	100.0	
C.A Asset Management Hong Kong Ltd		Hong-Kong	Full	100.0	100.0	100.0	100.0	100.0	99.7
C.A Asset Management Japan Ltd		Japan	Full	100.0	100.0	100.0	100.0	100.0	99.7
C.A Asset Management Ltd (formerly Premium)		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	99.7
C.A Asset Management Sgr Italie		Italy	Full	100.0	100.0	100.0	100.0	100.0	99.9
C.A Asset Management Singapore Ltd		Singapore	Full	100.0	100.0	100.0	100.0	100.0	99.7
C.A Asset Management U.S. Advisory Services (formerly IIIS)	Out (c)	France	Full		100.0	100.0		100.0	99.7
C.A Investor Services Bank		France	Full	100.0	100.0		100.0	100.0	
C.A Investor Services Corporate Trust		France	Full	100.0	100.0		100.0	100.0	
C.A.A.M Securities Company Japan KK		Japan	Full	100.0	100.0		100.0	100.0	
CA – Epargne Longue des Salariés	In	France	Full	100.0			100.0		
CA Invest. Services Banque Luxembourg	In	Luxembourg	Full	100.0			100.0		
CAI Australia Ltd		Australia	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAI Holding Italia Due SRL		Italy	Full	100.0	100.0		100.0	100.0	
CAI Luxembourg	In	Luxembourg	Full	100.0			100.0		
CAI Merchant Bank Asia Ltd		Singapore	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAI Private Banking Italia Spa	In	Italy	Full	100.0			100.0		
CAICG Teneur de Comptes (CAICG TC)	Out (d)	France	Full		100.0			100.0	
Caisse Régionale Alpes Provence		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Alsace Vosges		France	Equity	25.0	25.0	24.9	25.0	25.0	24.9
Caisse Régionale Aquitaine		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Atlantique Vendée		France	Equity	25.1	25.1	25.0	25.1	25.1	25.0
Caisse Régionale Brie		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Calvados		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Cantal	Out (d)	France	Equity		25.0	25.0		25.0	25.0
Caisse Régionale Centre Est		France	Equity	25.0	25.1	25.0	25.0	25.1	25.0
Caisse Régionale Centre France		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Centre Loire		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Centre Ouest		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0

Consolidated financial statements

Crédit Agricole S.A. group: scope of consolidation	(a)	Country	Consolidation method 31/12/03	Percentage of voting rights 31/12/03	Percentage of voting rights 31/12/02	Percentage of voting rights 31/12/01	Percentage of share capital 31/12/03	Percentage of share capital 31/12/02	Percentage of share capital 31/12/01
Caisse Régionale Champagne Bourgogne		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Charente Maritime – Deux Sèvres		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Charente-Périgord		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Côte d'Or		France	Equity			25.0			25.0
Caisse Régionale Côtes d'Armor		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale de l'Anjou et du Maine		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale des Savoie		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Finistère		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Franche Comté		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Gard		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Guadeloupe		France	Equity	27.2	27.4	27.5	27.2	27.4	27.5
Caisse Régionale Ille-et-Vilaine		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Loire – Haute Loire		France	Equity	25.0	25.0	25.0	29.2	29.2	29.2
Caisse Régionale Lorraine		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Martinique		France	Equity	28.1	28.1	28.1	28.1	28.1	28.1
Caisse Régionale Midi		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Morbihan		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Nord		France	Equity			25.0			25.0
Caisse Régionale Nord de France		France	Equity	25.6	25.6	25.0	25.6	25.6	25.0
Caisse Régionale Nord-Est		France	Equity	23.6	25.5	24.4	23.6	25.5	24.4
Caisse Régionale Normand		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Normandie Seine		France	Equity	25.0	25.0	25.0	25.1	25.1	25.0
Caisse Régionale Oise		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Paris et Ile de France		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Provence – Côte d'Azur		France	Equity	25.0	25.0	24.6	25.0	25.0	24.6
Caisse Régionale Pyrénées Gascogne		France	Equity	25.0	25.0	24.7	25.0	25.0	24.7
Caisse Régionale Quercy Rouergue		France	Equity	25.0	25.0	23.9	25.0	25.0	23.9
Caisse Régionale Réunion		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Somme		France	Equity	25.5	25.0	25.0	25.1	25.0	25.0
Caisse Régionale Sud Alliance		France	Equity	25.0	25.0	25.1	25.0	25.0	25.1
Caisse Régionale Sud Méditerranée		France	Equity	25.8	25.5	25.2	25.8	25.5	25.2
Caisse Régionale Sud Rhône Alpes		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Toulouse and Midi Toulousain		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Touraine-Poitou		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Val de France		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caisse Régionale Vendée		France	Equity			25.0			25.0
Cal FP (Holding)		United Kingdom	Full	50.0	50.0	50.0	75.0	75.0	75.0
Cal FP Bank		United Kingdom	Full	100.0	100.0	100.0	75.0	75.0	75.0
Cal FP US		United States	Full	100.0	100.0	100.0	75.0	75.0	75.0
CL Développement de la Corse		France	Full	99.8	99.8	99.7	99.8	99.8	99.7
Cofam		France	Equity	25.0	25.0	25.0	29.2	29.2	29.2
Cogenec		Monaco	Full	100.0	100.0	100.0	100.0	100.0	100.0
Copagefi (Cie Parisienne de Gestion Financière)		France	Full			100.0			99.5
CPR (groupe)		France	Full			95.0			95.0
CPR AM (formerly CPR Production)		France	Full	100.0	100.0	100.0	100.0	100.0	98.5
CPR Billets		France	Full	100.0	100.0		100.0	100.0	
CPR BK		France	Full	100.0	100.0		100.0	100.0	
CPR F		France	Full	87.7	87.7		87.7	87.7	
CPR Online		France	Full	100.0	100.0		100.0	100.0	
Crealfi (formerly Menafinance)		France	Proportional	50.0	50.0	50.0	49.7	49.8	49.9
Credibom		Portugal	Full*	85.0	40.0	40.0	84.5	39.8	39.9
Credigen Bank		Hungary	Full	100.0	100.0	100.0	99.4	99.5	99.8
Crédit Agricole Asset Management		France	Full	100.0	100.0	100.0	100.0	100.0	99.7
Crédit Agricole Epargne Salariale	Out[c]	France	Full		100.0	99.9		99.9	99.6
Crédit Agricole Financement		Switzerland	Equity	45.0	45.0	45.0	40.0	40.0	40.0
Crédit Agricole Indosuez		France	Full	100.0	100.0	100.0	100.0	100.0	100.0

Crédit Agricole S.A. group: scope of consolidation	(a)	Country	Consolidation method 31/12/03	Percentage of voting rights			Percentage of share capital		
				31/12/03	31/12/02	31/12/01	31/12/03	31/12/02	31/12/01
Crédit Agricole Indosuez (Egypt) SAE		Egypt	Full	75.0	75.0	75.0	75.0	75.0	75.0
Crédit Agricole Indosuez (Suisse) SA		Switzerland	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Indosuez Luxembourg	Out (c)	Luxembourg	Full		100.0	100.0		100.0	100.0
Crédit Agricole Indosuez Mer Rouge		Djibouti	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Indosuez Turk As		Turkey	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole S.A. Securities		Jersey	Full	99.9	99.9	99.9	99.9	99.9	99.9
Crédit Foncier de Monaco		Monaco	Full	77.1	77.1	77.1	75.9	75.9	75.9
Crédit Foncier de Monaco France		France	Full	100.0	100.0	100.0	87.3	87.3	87.3
Crédit Français International CFI		France	Full			100.0			95.8
Créditplus (formerly Beneficial Bank)		Germany	Full	100.0	100.0	100.0	99.4	99.5	99.8
E.P.E.M		United States	Full	100.0	100.0	100.0	100.0	100.0	99.7
EFL Services	In	Poland	Full	100.0			99.8		
Equalt Alternative Asset Management		France	Full	100.0	100.0		100.0	100.0	
Financière Lapérouse		France	Full	77.2	77.2	77.2	77.2	77.2	77.2
Finanziaria Indosuez International Ltd		Switzerland	Full	100.0	100.0	100.0	100.0	100.0	100.0
Finaref AS	In (1)	Norway	Full	100.0			75.5		
Finaref Benelux	In (1)	Belgium	Full	100.0			75.5		
Finaref Group AB	In (1)	Sweden	Full	75.5			75.5		
Finaref OY	In (1)	Finland	Full	100.0			75.5		
Finaref SA	In (1)	France	Full	75.5			75.5		
Finaref Securities AB	In (1)	Sweden	Full	100.0			75.5		
Finaref Sverige AB	In (1)	Sweden	Full	100.0			75.5		
Finconsum ESC SA		Spain	Equity	45.0	45.0	45.0	44.7	44.8	44.9
Foncaris		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Fransabank France		France	Equity	34.0	34.0	34.0	34.0	34.0	34.0
G.F.E.R (Groupement de Financement des Ent.Régionales)		France	Full	99.9	99.9	99.9	99.9	99.9	99.9
G.P.F (Groupement des Provinces de France)		France	Full	99.0	99.0	99.0	99.0	99.0	99.0
Gestion Privée Indosuez (G.P.I)		France	Full	100.0	100.0	100.0	100.0	99.9	100.0
GIE Attica	In	France	Equity	30.0			47.5		
Groupe Crédit Lyonnais	In	France	Full	94.8			94.8		
Lukas Bank		Poland	Full	99.9	96.6	95.0	99.9	75.5	78.5
Lukas SA		Poland	Full	100.0	100.0	86.1	99.9	76.8	80.7
Nepal Indosuez Bank		Nepal	Full			50.0			50.0
Nonghyup-CA	In	Korea	Proportional	40.0			40.0		
PT Bank Crédit Agricole Indosuez	Out (c)	Indonesia	Full		99.2	99.2		99.2	99.2
Radian		France	Full			100.0			99.6
Ribank		Netherlands	Full	100.0	100.0	100.0	99.4	99.5	99.8
S.A.Crédit Agricole (Belgique)	In	Belgium	Equity	10.0			21.4		
Sacam Consommation 1		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sacam Consommation 2		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sacam Consommation 3		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sedef		France	Full	100.0	100.0	100.0	99.4	99.5	99.8
Segespar		France	Full	100.0	100.0	100.0	100.0	100.0	99.6
SFCV (Sté Française du Chèque de Voyage)		France	Equity			21.0			21.0
Sim Spa Selezione e Distribuzione		Italy	Full	100.0	100.0		100.0	100.0	
Sircam		France	Equity	25.0	25.0	25.0	29.2	29.2	29.2
Sofinco		France	Full	99.4	99.6	99.8	99.4	99.5	99.8
Sofipaca		France	Equity	28.3	28.3	29.3	27.5	27.5	28.1
Transfact		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unicefi 33	Out (d)	France	Equity		25.0	25.0		25.0	25.0
Wafasalaf		Morocco	Equity	33.7	33.7	33.6	33.5	33.5	33.6
Stockbrokers									
Altura		Spain	Proportional	50.0	50.0	50.0	50.0	50.0	50.0
CAI Cheuvreux		France	Full	100.0	100.0	100.0	100.0	100.0	99.9
CAI Cheuvreux Espana SA (formerly ICSESA)		Spain	Full	100.0	100.0	100.0	100.0	100.0	99.9
CAIC (S) Pte Ltd		Singapore	Full	100.0	100.0		100.0	100.0	
CAIC Deutschland Gmbh	Out (d)	Germany	Full		100.0	97.5		100.0	97.4

Crédit Agricole S.A. group: scope of consolidation	(a)	Country	Consolidation method 31/12/03	Percentage of voting rights 31/12/03	31/12/02	31/12/01	Percentage of share capital 31/12/03	31/12/02	31/12/01
CAIC Futures Ltd		Hong Kong	Full	100.0	100.0		100.0	100.0	
CAIC Hong-Kong Ltd		Hong Kong	Full	100.0	100.0		100.0	100.0	
CAIC International Ltd		United Kingdom	Full	100.0	100.0		100.0	100.0	
CAIC International UK		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	99.9
CAIC Italia Sim Spa		Italy	Full	100.0	100.0	100.0	100.0	100.0	99.9
CAIC Nordic AB		Sweden	Full	100.0	100.0	90.7	100.0	100.0	90.6
CAIC North America Inc		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAIC Securities Japan Ltd		Japan	Full	100.0	100.0		100.0	100.0	
CAIC Securities Ltd		Hong Kong	Full	100.0	100.0		100.0	100.0	
Carr Futures Chicago Inc		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
Carr Futures Singapore Pte		Singapore	Full	100.0	100.0	100.0	100.0	100.0	100.0
Carr Futures Snc		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Carr Global Advisors Inc		United States	Full			100.0			100.0
Carr Indosuez Asia		France	Full			100.0			100.0
Groupe Cholet Dupont		France	Equity	38.6	38.6	33.4	38.6	38.6	33.4
Insurance									
Argence Gestion Assurances	In (1)	France	Full	100.0			75.5		
Assurances du CA Nord-Pas de Calais		France	Equity	28.1	28.1	27.5	26.8	26.8	26.0
Eda		France	Full	100.0	100.0	100.0	99.4	99.5	99.8
Finaref Assurances	In (1)	France	Full	100.0			75.5		
Finaref Insurance Limited	In (1)	Eire	Full	100.0			75.5		
Finaref Life Limited	In (1)	Eire	Full	100.0			75.5		
Finaref Risques Divers	In (1)	France	Full	100.0			75.5		
Finaref Vie	In (1)	France	Full	100.0			75.5		
Pacifica		France	Full	100.0	100.0	100.0	100.0	100.0	90.0
Predica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SOPAR (formerly AMACAM)		France	Full	100.0	100.0	75.0	100.0	100.0	75.0
Space Reinsurance Company Limited	In (1)	Eire	Full	100.0			75.5		
Tranquilidade		Portugal	Equity	33.3	33.3	33.3	33.3	33.3	33.3
Tranquilidade Vida		Portugal	Equity	29.7	29.7	30.2	29.7	29.7	31.5
Vendome Courtage	In	France	Full	99.0			99.0		
Investment companies									
Argence Investissement SAS	In (1)	France	Full	100.0			75.5		
Belgium CA SAS	In	France	Equity	10.0			32.2		
Bercy Investissements	Out (d)	France	Equity		25.0	25.0		25.0	25.0
Bercy Participations		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Bespar		Portugal	Equity	32.6	32.6	32.1	32.6	32.6	32.1
BFC Holding		France	Full	99.6	99.6	99.6	99.3	99.3	99.3
CA Centre France Développement		France	Equity	25.0	25.0	25.0	20.8	20.8	20.8
CA Deveurope BV		Netherlands	Full	100.0	71.3	87.8	100.0	71.3	87.8
CAI BP Holding	In	France	Full	100.0			100.0		
CAI Italia Holding Spa (formerly Finanziaria Indosuez Sim Spa)	Out (d)	Italy	Full		100.0	100.0		100.0	100.0
CAL FP Frankfurt	Out (d)	Germany	Full		100.0	100.0		75.0	75.0
CAL Maurice	Out (c)	Mauritius	Full		100.0	100.0		75.0	75.0
Calic		United Kingdom	Full	100.0	100.0	100.0	75.0	75.0	75.0
Camnord Investissement	Out (b)	France	Equity		25.6	25.0		14.3	14.8
Cofinep		France	Equity	23.6	25.5	24.4	23.6	25.5	24.4
Compagnie Financière Midi Toulousain		France	Equity			25.0			25.0
Compagnie Française de l'Asie (CFA)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Bourse		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Delfinances		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Doumer Finance SAS		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Fininvest		France	Full	98.3	98.3	98.3	98.3	98.2	98.3
Fletirec		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
I.P.F.O.		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Icauna Finance		France	Equity	25.0	25.0	25.0	24.4	24.4	24.4

Crédit Agricole S.A. group: scope of consolidation	(a)	Country	Consolidation method 31/12/03	Percentage of voting rights 31/12/03	31/12/02	31/12/01	Percentage of share capital 31/12/03	31/12/02	31/12/01
Icauna SARL		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
ICF Holdings		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	100.0
Idia Participations		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Immarex		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Air Finance SA		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Holding UK Ltd		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez North America Holding		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
Ligérienne Mobilière de Placement	Out[d]	France	Full		100.0	100.0		100.0	100.0
Mescas		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Nord Est Agro Partenaires		France	Equity	23.6	25.5		23.6	25.5	
Partran		Portugal	Equity	33.3	33.3	33.3	33.3	33.3	33.3
Prestimmo		France	Equity	25.0	25.1	25.0	25.0	25.1	25.0
Rue Impériale		France	Equity	29.0	17.0	20.5	23.6	23.6	30.9
Safec		Switzerland	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sepi		France	Equity	25.0	25.1	25.0	25.0	25.1	25.0
Socadif		France	Equity	36.2	36.2	36.2	31.2	31.2	31.2
Space Holding (Ireland) Limited	In[1]	Eire	Full	100.0			75.5		
Space Lux	In[1]	Luxembourg	Full	100.0			75.5		
Transimmo		France	Equity	25.0	25.1	25.0	25.0	25.1	25.0
UI (Union d'Etudes et d'Investissements)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Vauban Finance		France	Equity	33.3	33.3	32.3	31.0	31.1	30.8
Leasing companies									
Auxifip		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
CE Bail		France	Full			100.0			100.0
Climauto		France	Full	100.0	100.0	99.9	99.7	99.7	99.8
Ergifrance		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Etica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Etica Bail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Europejski Fundusz Leasingowy (E.F.L.)		Poland	Full	99.8	99.8	50.5	99.8	71.2	44.3
Filease		Hungary	Full			70.0			69.9
Financière Immobilière Indosuez		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Leicer		Spain	Full	100.0	100.0	100.0	100.0	100.0	100.0
Locam		France	Equity	25.0	25.0	25.0	29.2	29.2	29.2
Réunibail		France	Full	52.0	52.0	52.0	51.7	51.8	51.9
Réuniroute		France	Full	97.5	97.5	97.5	51.8	51.9	52.0
Slibail Location Informatique (SLOI)		France	Full	51.0	51.0		51.0	51.0	
Slibail Longue Durée (SLD)		France	Full	51.0	51.0		51.0	51.0	
Sofincar		France	Full	100.0	100.0	100.0	99.4	99.5	99.8
Sofinroute		France	Full	100.0	100.0	100.0	99.4	99.5	99.8
Ucabail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Ucabail Immobilier		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Ucalease		France	Full	100.0	100.0	100.0	99.7	99.8	99.9
Unicomi		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unifergie		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unimat		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Tourist/Travel activities and property development									
SIS (Société Immobilière de la Seine)		France	Full	72.9	72.9	72.9	79.7	79.7	79.6
Unifica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unimo		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Others									
Alli Domes		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
AMT GIE		France	Equity	25.0	25.0	25.0	25.8	25.8	25.1
Ariane Crédit		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Bersol	Out[c]	France	Equity		25.0	25.0		25.0	25.0
Bois Sauvage Nederland		Netherlands	Full	100.0	100.0	100.0	99.4	99.5	99.8
Ca Investor Services Fund Adm. (formerly Fastnet France SA)		France	Full	77.6	77.6	61.6	77.6	77.6	61.4
CA Participations		France	Equity	25.0	25.1	25.0	25.0	25.1	25.0

Crédit Agricole S.A. group: scope of consolidation	(a)	Country	Consolidation method 31/12/03	Percentage of voting rights 31/12/03	31/12/02	31/12/01	Percentage of share capital 31/12/03	31/12/02	31/12/01
CA Preferred Funding LLC	In	United States	Full	100.0			6.2		
Caapimmo 1		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 2		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 3		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 4		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 5		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Caapimmo 6		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
CAI Cheuvreux Gestion	Out[d]	France	Full		100.0	100.0		100.0	99.9
CAI Conseil Sa		Luxembourg	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAI Derivatives Products PLC	In	Eire	Full	100.0			100.0		
CAI Preferred Funding		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAI Preferred Funding II		United States	Full	100.0	100.0		100.0	100.0	
CAL Asia Pte Ltd		Singapore	Full	100.0	100.0	100.0	75.0	75.0	75.0
Cedicam		France	Full	50.0	50.0	50.0	62.5	62.5	62.4
Centre France Location Immobilière		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Chauray		France	Proportional	34.0	34.0		34.0	34.0	
Cirse		France	Equity			25.0			23.1
Cisa Sa		France	Full	100.0	100.0		100.0	100.0	
CPR Compensation (CPRC)		France	Full	100.0	100.0		100.0	100.0	
CPR Gestion (CPRG)		France	Full	100.0	100.0		100.0	100.0	
CPR Holding (CPRH)		France	Full	100.0	100.0		100.0	100.0	
CPR Investissement (INVT)		France	Full	100.0	100.0		100.0	100.0	
CPR Usa Inc (INCO)	Out[c]	United States	Full		100.0			100.0	
CPRA (FIGE)		France	Full	100.0	100.0		99.9	100.0	
CPRAAMI		France	Full	100.0	100.0		100.0	100.0	
CPRB (ETNB)		France	Full	100.0	100.0		99.9	100.0	
Creagrisere		France	Equity	25.0	25.0	25.0	22.8	22.8	22.8
Crédit Agricole Alternative Invest. Products Serv. Inc (formerly IIS)		United States	Full	100.0	100.0	100.0	100.0	100.0	99.7
Defitech		France	Equity	25.0	25.0	25.0	27.8	27.8	29.2
Defitech Dauphicom		France	Equity	25.0	25.0		27.8	27.8	
Defitech Routage et Communication		France	Equity	25.0	25.0	25.0	27.8	27.8	29.2
Equalt Convertible Arbitrage Fund	In	Eire	Full	100.0			77.1		
Equalt Core Macro Fund	In	Eire	Full	100.0			80.0		
Equalt Fixed Income Arbitrage Fund	In	Eire	Full	100.0			63.4		
Equalt Pair Trading Fund	In	Eire	Full	100.0			50.3		
Equalt Statistical Arbitrage Fund	In	Eire	Full	100.0			82.8		
Equalt Systematic Futures Fund	In	Eire	Full	100.0			52.4		
Europimmo		France	Equity	25.0	25.1	25.0	25.0	25.1	25.0
Fasnet Luxembourg		Luxembourg	Full	45.0	45.0	45.0	45.0	45.0	45.0
Finasic		France	Full	100.0	100.0	100.0	100.0	100.0	99.6
GEIE Argence Développement	In[1]	France	Full	100.0			75.5		
GEIE Argence Management	In[1]	France	Full	100.0			75.5		
Gestimocam		France	Equity	25.0	25.0	24.6	25.0	25.0	24.6
Glorious Smart Investments Co Ltd		Taiwan	Full	100.0	100.0		100.0	100.0	
Ical		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
IIF BV (Indosuez International Finance BV)		Netherlands	Full	100.0	100.0	100.0	100.0	100.0	100.0
Immotaine		France	Equity			25.0			25.0
Indian 21st Century Fund (Mauritius)	Out[c]	Mauritius	Full		100.0			100.0	
Indosuez Holding SCA II		Luxembourg	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Management Luxembourg II		Luxembourg	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Wi Carr Financial Products	Out[c]	Hong Kong	Full		100.0			100.0	
Inforsud FM		France	Equity	25.0	25.0	24.5	23.3	23.3	22.8
Inforsud Gestion		France	Equity	25.0	25.0	24.4	22.1	22.1	21.5
IWICS (Derivatives)	Out[c]	Hong Kong	Full		100.0			100.0	
Korea 21st Century TR	In	Korea	Full	100.0			100.0		
Liberty View Alternative (LVAA)	Out[c]	United States	Full		100.0			100.0	
Liberty View C. Management (LVCM)	Out[c]	United States	Full		100.0			100.0	

Crédit Agricole S.A. group: scope of consolidation	[a]	Country	Consolidation method 31/12/03	Percentage of voting rights 31/12/03	31/12/02	31/12/01	Percentage of share capital 31/12/03	31/12/02	31/12/01
Logitaine	Out[c]	France	Equity		25.0	25.0		25.0	25.0
Madison SA		France	Equity	25.0	25.0	25.0	29.2	29.2	29.1
Mat Alli Domes		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Midi Toulousain Développement		France	Equity			25.0			25.0
Midi Toulousain Immobilier		France	Equity			25.0			25.0
Parfin		France	Full	99.9	100.0		99.9	100.0	
Partinvest		Luxembourg	Full	100.0	100.0		100.0	100.0	
Patrimocam		France	Equity	25.0	25.0	24.6	25.0	25.0	24.6
Patrimocam 2		France	Equity	25.0	25.0	24.6	25.0	24.9	24.6
Progica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Réunifinance		France	Full	100.0	100.0	100.0	99.4	99.5	99.8
Routage Express Service		France	Equity	25.0	25.0	25.0	27.8	27.8	29.2
SARL Prospective Informatique		France	Equity	25.1	25.0	25.0	25.1	25.0	25.0
SCI Capimo		France	Equity	25.0	25.1	25.0	25.0	25.1	25.0
SCI Capucines		France	Equity	25.0	25.0	23.9	25.0	25.0	23.9
SCI du Vivarais		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
SCI Groupe Sofinco		France	Full	100.0	100.0	100.0	99.4	99.5	99.8
SCI Hautes Faventines		France	Equity	25.0	25.0	25.0	24.9	24.9	24.9
SCI La Baume		France	Full	100.0	100.0	100.0	100.0	99.9	99.9
SCI Les Fauvins		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
SCI Les Palmiers du Petit Pérou		France	Equity	27.2	27.4	27.5	27.2	27.4	27.5
SCI Max Hymans		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI Pasteur 3		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI Paysagère		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
SCI Quentyvel		France	Full	96.7	96.7	96.7	96.7	96.7	96.7
SCI Quercy		France	Equity			23.9			23.7
SCI Raspail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Scica HL		France	Equity	25.0	25.0	25.0	28.8	28.8	28.8
Scicam 13		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Segespar Informatique Technique Services (SITS) (formerly IITS)		France	Full	100.0	100.0	99.0	98.9	98.9	98.7
Serves		United States	Full	100.0	100.0		100.0	100.0	
SNC Doumer		France	Full	99.9	99.9	99.9	99.9	99.9	99.9
SNC Haussmann Anjou	In	France	Full	100.0			100.0		
Soaring Eagle Investments Co Ltd		Taïwan	Full	100.0	100.0		100.0	100.0	
Sofinco Participations		France	Full	100.0	100.0	100.0	99.4	99.5	99.8
Sofinrec		France	Full	99.8	99.8	99.8	99.2	99.3	99.6
SPI SNC		France	Equity	25.0	25.0	25.0	25.0	25.0	25.0
Sté Immobilière de Picardie		France	Equity	25.1	25.0	25.0	25.1	25.0	25.0
Sté Immobilière Suisse		Switzerland	Full			100.0			100.0
Sté Picarde de Développement		France	Equity	25.1	25.0	25.0	25.1	25.0	25.0
Toulouse Location Immobilière		France	Equity			25.0			25.0
UI Vavin 1		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unibiens		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Uni-Edition		France	Equity	100.0	100.0	100.0	100.0	100.0	100.0
Uniger		France	Full	100.0	100.0		100.0	100.0	
Valris		France	Full	100.0	100.0	99.99	99.4	99.5	99.8

(a) Included in (In) or excluded from (Out) scope of consolidation.
(b) Investment sold, outside the group.
(c) No longer consolidated as not material or closure.
(d) Merged with another consolidated entity.
(*) Change of consolidation method.
(1) Entity belonging to the Finaref group.

Note 3 • Due from banks: analysis by maturity date

(in millions of euros)	31/12/03 ≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest	Total	31/12/02	31/12/01
Banks									
Loans and advances									
• Demand	19,614				19,614	8	**19,622**	14,259	19,130
• Time	6,401	5,110	4,544	1,696	17,751	145	**17,896**	18,574	28,338
Pledged securities	954	607	98	49	1,708	8	**1,716**	0	7
Securities purchased under repurchased agreements	38,679	13,216	2,989	45	54,929	46	**54,975**	34,389	14,842
Subordinated debt	20	52	67	355	494	2	**496**	122	1,915
Total	**65,668**	**18,985**	**7,698**	**2,145**	**94,496**	**209**	**94,705**	**67,344**	**64,232**
Provisions							**(351)**	**(206)**	**(139)**
Net book value							**94,354**	**67,138**	**64,093**
Crédit Agricole internal transactions									
Current accounts	6,372				6,372	8	**6,380**	4,875	2,209
Time loans and advances	24,900	39,876	46,764	39,472	151,012	119	**151,131**	144,878	139,224
Subordinated debt	9	190		15	214		**214**	226	270
Total	**31,281**	**40,066**	**46,764**	**39,487**	**157,598**	**127**	**157,725**	**149,979**	**141,703**
Provisions							**(77)**	**(78)**	**(73)**
Net book value							**157,648**	**149,901**	**141,630**

Note 4 • Customer-related items and lease financing: analysis by maturity date

(in millions of euros)	31/12/03 ≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest	Total	31/12/02	31/12/01
Customer-related items									
Bills discounted	2,025	408	215	1	2,649	16	**2,665**	1,255	1,084
Other loans	33,326	18,750	45,118	31,654	128,848	1,181	**130,029**	54,817	60,380
Securities purchased under repurchased agreements	10,628	374			11,002	4	**11,006**	4,713	6,917
Current accounts in debit	10,353				10,353	117	**10,470**	4,164	4,244
Total	**56,332**	**19,532**	**45,333**	**31,655**	**152,852**	**1,318**	**154,170**	**64,949**	**72,625**
Provisions							**(5,750)**	**(2,408)**	**(2,860)**
Net book value							**148,420**	**62,541**	**69,765**
Lease financing									
Property finance leases	270	386	1,998	2,481	5,135	9	**5,144**	2,665	2,401
Equipement leases, rental contracts with purchase option and similar transactions	979	1,795	4,585	619	7,978	176	**8,154**	4,198	4,273
Total	**1,249**	**2,181**	**6,583**	**3,100**	**13,113**	**185**	**13,298**	**6,863**	**6,674**
Provisions							**(265)**	**(200)**	**(189)**
Net book value							**13,033**	**6,663**	**6,485**
Total							**161,453**	**69,204**	**76,250**
Performing loans outstanding, restructured with non-market interest rate, within the framework of over-indebtedness Commission's decisions							818		
Discount or reserve of these loans outstanding								99	

Note 4.1 • Due from banks; customers-related items; lease financing: accounts by geographical area [1]

(in millions of euros)	31/12/03	31/12/02	31/12/01
France (including overseas departments and territories)	104,436	49,918	46,954
Other European Union countries	46,827	38,116	38,049
Rest of Europe	6,921	5,956	6,140
North America	13,363	9,710	9,635
Central and South America	5,342	4,393	7,835
Africa and Middle-East	10,250	6,698	6,823
Asia and Pacific (excluding Japan)	8,240	6,782	7,484
Japan	5,237	8,012	11,177
Other, aggregate [2]	40,656		
Leasing and factoring [3]	19,189	7,907	7,595
Total gross value	**260,461**	**137,492**	**141,693**
Accrued interest	**1,712**	**1,664**	**1,838**
Provisions	**(6,366)**	**(2,814)**	**(3,188)**
Net book value	**255,807**	**136,342**	**140,343**

(1) Without reallocation, where guarantees or credit insurance give rise to a geographical shift of risk.
(2) Including delivered securities bought under repo agreements from Crédit Lyonnais.
(3) Including accrued interest in 2002 and 2001.

Note 4.2 • Due from banks; customers-related items; lease financing: bad and doubtful accounts and provisions by geographical area [1]

	31/12/03					31/12/02			31/12/01		
(in millions of euros)	Gross	o/w doubtful accounts [2]	o/w bad accounts [2]	Provisions for doubtful accounts [2]	Provisions for bad accounts [2]	Gross	Bad and doubtful accounts	Provisions	Gross	Bad and doubtful accounts	Provisions
France (including Overseas departments and territories)	46,979	605	1,101	418	726	49,918	1,026	699	46,954	908	581
Other Union Area countries	37,768	201	274	114	181	38,116	335	191	38,049	260	143
Rest of Europe	5,198	111	184	92	153	5,956	441	403	6,140	705	557
North America	4,882	275	101	82	46	9,710	366	133	9,635	515	251
Central and South America	3,779	209	43	165	36	4,393	327	225	7,835	565	334
Africa and Middle-East	6,796	93	294	49	193	6,698	484	238	6,823	553	317
Asia and Pacific (excluding Japan)	5,314	17	212	10	133	6,782	456	216	7,484	501	261
Japan	4,032	1		1		8,012			11,177	8	
Leasing and factoring [3]	19,189	384	253	169	153	7,907	281	217	7,595	238	199
Other, aggregate [4]	126,524	2,513	2,424	1,497	1,658						
Total gross value	**260,461**	**4,409**	**4,886**	**2,597**	**3,279**	**137,492**	**3,716**	**2,322**	**141,693**	**4,253**	**2,643**
Accrued interest	**1,712**	**152**	**365**	**135**	**355**	**1,664**	**509**	**492**	**1,838**	**555**	**545**
Net book value	**262,173**	**4,561**	**5,251**	**2,732**	**3,634**	**139,156**	**4,225**	**2,814**	**143,53**	**4,808**	**3,188**

(1) Without reallocation where guarantees or credit insurance give rise to a geographical shift of risk.
(2) New regulation relating to the accounting treatment of credit risk applicable as of 01/01/2003.
(3) Including accrued interest in 2002 and 2001.
(4) Including delivered securities bought under repurchase agreements from Crédit Lyonnais.

Note 4.3 • Due from banks; customers-related items; lease financing: analysis by customer type

(in millions of euros)	31/12/03 Gross	31/12/03 o/w doubtful accounts [1]	31/12/03 o/w bad accounts [1]	31/12/03 Provisions for doubtful accounts [1]	31/12/03 Provisions for bad accounts [1]	31/12/02 Gross	31/12/02 Bad and doubtful accounts	31/12/02 Provisions	31/12/01 Gross	31/12/01 Bad and doubtful accounts	31/12/01 Provisions
Central and local governments	4,057	5	63	2	47	5,084	84	46	11,426	88	31
Financial institutions	62,483	206	138	184	135	77,974	567	474	73,043	692	581
Individual and small business customers	21,198	625	1,169	485	810	13,840	851	640	13,577	1,140	752
Farmers	46	6	11	3	3	31	16	6	706	53	48
Corporates (including insurance companies) and other customers	28,136	822	1,193	392	828	34,320	2,426	1,431	37,184	2,597	1,577
Leasing and factoring	19,189	384	253	169	153	7,907	281	217	7,595	238	199
Crédit Lyonnais Group aggregate [2]	127,064	2,513	2,424	1,497	1,658						
Total	262,173	4,561	5,251	2,732	3,634	139,156	4,225	2,814	143,531	4,808	3,188

(1) New regulation relating to the accounting treatment of credit risk.
(2) Including delivered securities bought under repo agreements from Crédit Lyonnais.

Note 5 • Securities: analysis by type

(in millions of euros)	31/12/03 Trading securities	31/12/03 Available-for-sale securities	31/12/03 Portfolio securities	31/12/03 Held-to-maturity securities	31/12/03 Total	31/12/02	31/12/01
Treasury bills and similar securities	33,368	19,495		12,565	65,428	30,705	24,860
Accrued interest		90		284	374	252	263
Provisions		(224)		(56)	(280)	(2)	(2)
Net book value	33,368	19,361		12,793	65,522	30,955	25,121
Bonds and other fixed-income securities	24,434	12,162		13,359	49,955	31,413	36,248
Accrued interest		111		297	408	313	346
Provisions		(169)		(105)	(274)	(162)	(245)
Net book value	24,434	12,104		13,551	50,089	31,564	36,349
Shares and other variable-income securities [1]	19,492	5,469	3,621		28,582	16,801	22,502
Accrued income	2	1	16		19	15	15
Provisions		(105)	(593)		(698)	(366)	(237)
Net book value	19,494	5,365	3,044		27,903	16,450	22,280
Total net book value	77,296	36,830	3,044	26,344	143,514	78,969	83,750
Estimated fair value	77,296	37,176	3,437	27,031	144,940	80,184	85,473

(1) At 31 December 2003, Crédit Agricole S.A. held 14,935,794 own shares classified as 'Shares and other variable-income securities – trading securities' for a total of €254,153,000. They have a nominal value of €3 and their stockmarket price at 31 December 2003 was €18.93.

As part of the programme to acquire strategic shareholdings, certain securities already issued by the group and matched against held-to-maturity securities have been reallocated to match these strategic investments. Accordingly, €973m of held-to-maturity securities were reclassified as available-for-sale securities in December 2002 against €212m in 2001.

€870 million of trading securities were reclassified as available-for-sale securities during the year, against €402 million in 2002.

€489 million of held-to-maturity securities were sold before their maturity date during the year, against €157 million in 2002 and €35 m in 2001.

Premiums and discounts

(in millions of euros)	31/12/03	31/12/02	31/12/01
Trading securities (excluding Crédit Lyonnais)			
Residual net premium	–	–	–
Residual net discount	51	704	308
Held-to-maturity securities[2]			
Residual net premium	38	–	8
Residual net discount	–	83	–

(2) Excluding Crédit Lyonnais for 2002 and 2001.

Note 5.1 • Breakdown of listed and unlisted securities between fixed-income and variable-income securities

(in millions of euros)	31/12/03				31/12/02				31/12/01			
	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable income securities	Total	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable income securities	Total	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable income securities	Total
Listed securities	29,081	24,565	11,095	64,741	27,717	24,268	13,545	65,530	30,460	19,722	16,780	66,962
Unlisted securities	4,015	11,385	3,810	19,210	3,696	6,437	3,256	13,389	5,788	5,138	5,722	16,648
Accrued income	295	279	13	587	313	252	15	580	346	263	15	624
Provisions	(129)	(5)	(485)	(619)	(162)	(2)	(366)	(530)	(245)	(2)	(237)	(484)
Net book value on Crédit Agricole S.A.'s consolidated balance sheet (excluding Crédit Lyonnais)	33,262	36,224	14,433	83,919	31,564	30,955	16,450	78,969	36,349	25,121	22,280	83,750
Listed securities	13,389	27,626	12,146	53,161								
Unlisted securities	3,325	1,578	1,319	6,222								
Accrued income	113	94	5	212								
Net book value on Crédit Lyonnais' balance sheet	16,827	29,298	13,470	59,595								
Net book value	50,089	65,522	27,903	143,514	31,564	30,955	16,450	78,969	36,349	25,121	22,280	83,750

Breakdown of mutual funds by type:

(in millions of euros)	31/12/03		31/12/02		31/12/01	
	Book value	Cash-in value	Book value	Cash-in value	Book value	Cash-in value
Money market funds	1,118	1,166	1,168	1,307	1,527	1,604
Bond funds	919	1,390	510	520	300	322
Equity funds	560	571	196	194	986	1,079
Other funds	2,405	2,478	2,930	2,965	2,494	2,587
Total	5,002	5,605	4,804	4,986	5,307	5,592
o/w mutual funds under exclusive control	561	596	1,367	1,368	1,809	1,944

Breakdown of all mutual funds:

(in millions of euros)	31/12/03	31/12/02	31/12/01
	Book value	Book value	Book value
Capitalisation mutual funds	2,282	2,062	2,376
• France	2,183	1,918	2,276
• Rest of world	99	144	100
Other mutual funds	2,720	2,742	2,931
Total	5,002	4,804	5,307

Note 5.2 • Treasury bills, bonds and other fixed-income securities: analysis by maturity date

(in millions of euros)	31/12/03							31/12/02	31/12/01
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest receivable	Total		
Bonds and other fixed-income securities	11,509	9,305	16,429	12,712	49,955	408	50,363	31,726	36,594
Treasury bills and similar securities	17,483	16,461	21,061	10,423	65,428	374	65,802	30,957	25,123
Provisions							(554)	(164)	(247)
Net book value							**115,611**	**62,519**	**61,470**

Includes trading securities for which the notion of remaining term to maturity, is not relevant.

Note 5.3 • Treasury bills, bonds and other fixed-income securities: geographical analysis

	31/12/03			31/12/02			31/12/01		
	Gross	Doubtful debts	Provisions	Gross	Doubtful debts	Provisions	Gross	Doubtful debts	Provisions
France (including overseas departments and territories)	24,383	28	50	22,687	17	56	26,335	12	69
Other European Union countries	21,539	3	6	20,801	5	7	16,289	9	12
Rest of Europe	706			607		3	649		
North America	4,022	4	40	4,878	3	39	5,133	6	31
Central and South America	2,190	24	19	2,693	30	17	2,386	22	26
Africa and Middle-East	1,190			1,453			1,315		3
Asia and Pacific (excluding Japan)	2,926	20	19	2,932	47	42	3,371	112	106
Japan	12,089			6,067			5,630		
Other, aggregate (1)	46,338	214	420						
Total gross value	115,383	293	554	62,118	102	164	61,108	161	247
Accrued interest	782	9		565	13		609	23	
Net book value	**116,165**	**302**	**554**	**62,683**	**115**	**164**	**61,717**	**184**	**247**

(1) Contribution from Crédit Lyonnais.

Note 6 • Investments in non-consolidated subsidiaries and associated companies, other long-term securities

Non-consolidated investments with a gross book value in excess of €50 million

	Gross book value (in millions of euros)			% interest		
	31/12/03	31/12/02	31/12/01	31/12/03	31/12/02	31/12/01
Banco Bisel (2)	131	131		N/A	N/A	
Bradesco			302			3.2
Crédit Logement (A shares)	193	147	111	16.5	16.5	16.5
Crédit Logement (B shares)	181			16.1		
Crédit Lyonnais		2,426	1,037		17.8	10.3
Doumer Euterpe (1)			100			100.0
Emporiki Bank (Commercial Bank of Greece)	331	331	276	9.0	9.0	6.7
Gercasa			93			100.0
Resona Trust and Banking	86	86		5.0	5.0	
SEFA (1)	67	67	67	100.0	100.0	100.0
Veolia Environnement	77			0.8		
Wafabank	52	52	52	14.8	14.8	14.8
1301 Sixth Avenue	61			18.3		
Short-term advances	443	438	474			
Other long-term securities	1,910	1,396	1,490			
Gross value (3)	3,532	5,074	4,002			
Provisions	(802)	(575)	(437)			
Accrued interest	17	21	27			
Net book value	2,747	4,520	3,592			

(1) Not consolidated pursuant to CRC Regulation 99-07 (below materiality threshold).
(2) Deconsolidated at 1 January 2002 and booked at its value on the date of deconsolidation. The investment has been provided for in full. In addition, an impairment provision has also been made for the full value (€236 million) of securities in the individual financial statements. On 17 May 2002, the Central Bank of Argentina suspended Banco Bisel's banking licence and entrusted its banking activities to Banco Nacion. As a result, Crédit Agricole SA no longer exercises significant influence over this entity.
(3) Of which banks: €1,227 million at 31 December 2003 against €3,362 million at 31 December 2002 and €1,990 million at 31 December 2001.

Note 6.1 • Estimated value of investments in non-consolidated subsidiaries and associated companies, other long-term securities

(In millions of euros)	31/12/03		31/12/02		31/12/01	
	Net book value	Estimated value	Net book value	Estimated value	Net book value	Estimated value
Investments in non-consolidated subsidiaries and associated companies						
· Unlisted securities	1,552	1,674	1,113	1,209	1,359	1,360
· Listed securities	473	581	2,823	3,587	1,714	2,019
· Short-term advances	428	428	426	426	465	465
Sub-total	**2,453**	**2,683**	**4,362**	**5,222**	**3,538**	**3,844**
Other long-term securities						
· Unlisted securities	182	206	125	151	18	20
· Listed securities	93	109	12	12	8	9
· Short-term advances	2	2			1	
Sub-total	**277**	**317**	**137**	**163**	**27**	**29**
Accrued income	**17**	**17**	**21**	**21**	**27**	**27**
Total	**2,747**	**3,017**	**4,520**	**5,406**	**3,592**	**3,900**

See Notes 2.1.3.5 and 2.1.3.6 for definition of estimated value.

Note 7 • Investments in equity affiliates

Investments with a book value in excess of €50 million:

(In millions of euros)	31/12/03	31/12/02	31/12/01
Financial institutions	**11,967**	**11,141**	**10,498**
Al Bank Al Saudi Al Fransi	346	357	393
B.E.S.	433	415	271
Regional banks and subsidiaries	7,771	7,188	6,620
Banca Intesa Spa	3,375	3,143	3,160
Others	42	38	54
Non-financial companies	**327**	**279**	**325**
Partran – Tranquilidade – Tranquilidade Vida	(80)	(84)	(38)
Rue Impériale	339	335	330
Others	68	28	33
Net book value	**12,294**	**11,420**	**10,823**

Note 8 • Intangible and tangible fixed assets

(In millions of euros)	31/12/03			31/12/02	31/12/01
	Cost	Accumulated depreciation and amortisation	Net	Net	Net
Tangible assets					
· Property, plant & equipment	4,387	2,035	2,352	972	1,118
· Assets let to third parties	615	211	404	274	426
Intangible assets(1)	4,992	963	4,029	125	133
Accrued interest(2)	3		3	0	10
Total	**9,997**	**3,209**	**6,788**	**1,371**	**1,687**

(1) o/w €3,500 million of goodwill (related to the retail business in France) identified according to CRC Regulation 99-07 in the framework of the first consolidation of the Crédit Lyonnais group.
(2) Accrued rents on assets let to third parties.

Consolidated financial statements

Note 9 • Other fixed assets: movement in net book value

(in millions of euros)	31/12/01	31/12/02	Consolidation changes	Increases (acquisitions)	Decreases (redemptions and disposals)	Foreign exchange translation adjustements	Other movements	31/12/03
Investments in non-consolidated subsidiaries and associated companies								
Cost	3,484	4,477	(1,476)	1,190	(1,181)	(14)	(243)	**2,753**
Short-term advances	472	437	3	76	(75)	(1)	1	**441**
Provisions	(418)	(552)	(219)	(91)	130	6	(15)	**(741)**
Other long-term securities								
Cost	45	160	150	2	(7)	0	31	**336**
Short-term advances	1	0		2				**2**
Provisions	(19)	(23)	(34)	8	2		(14)	**(61)**
Accrued interest	27	21					(4)	**17**
Net book value	**3,592**	**4,520**	**(1,576)**	**1,187**	**(1,131)**	**(9)**	**(244)**	**2,747**
Intangible assets[1]	133	125	3,901	77	(115)	(7)	48	**4,029**
Property, plant & equipment	1,544	1,246	1,600	(11)	(190)	(41)	152	**2,756**
Accrued interest[2]	10	0					3	**3**
Net book value	**1,687**	**1,371**	**5,501**	**66**	**(305)**	**(48)**	**203**	**6,788**

(1) o/w €3,500 million of goodwill (related to the retail business in France) identified according to CRC Regulation 99-07 in the framework of the first consolidation of the Crédit Lyonnais group.
(2) Accrued rents on assets let to third parties.

Note 10 • Other assets, sundry accounts and prepaid expenses

(in millions of euros)	31/12/03	31/12/02	31/12/01
Other assets[1]	**42,503**	**16,979**	**16,755**
Financial options bought	21,575	6,330	4,937
Codevi bonds	2,456	2,784	2,717
Miscellaneous debtors	13,604	6,010	6,878
Settlement accounts	4,854	1,853	2,221
Due from shareholders – unpaid capital	14	2	2
Sundry accounts and prepaid expenses	**13,990**	**9,168**	**10,909**
Deferred tax	693	201	262
Items in course of transmission to other banks	1,415	419	844
Breakdown of Crédit Agricole sundry accounts and prepaid expenses			
· Items in course of transmission to other banks	1,555	791	1,548
· Accrued income	4,950	5,723	5,425
· Prepayments	1,256	1,028	1,034
· Unrealised gains and deferred losses on financial futures	505	376	636
· Unamortised bond issue and redemption premiums	222	228	374
· Miscellaneous	920	402	786
Crédit Lyonnais sundry accounts and prepaid expenses	2,474		
Net book value	**56,493**	**26,147**	**27,664**

(1) Amounts are stated inclusive of associated accrued interest and net of provisions.

Note 11 • Provisions deducted from assets

(in millions of euros)	31/12/01	31/12/02	Consolidation changes	Charge	Write-back or utilisation	Foreign exchange translation adjustements	Other movements	31/12/03
Loans and advances to banks	212	284	242	18	(18)	(30)	(68)	428
Loans and advances to customers	2,860	2,408	4,140	1,363	(1,401)	(279)	(481)	5,750
Lease financing	189	200	158	79	(167)	(1)	(4)	265
Available-for-sale, portfolio and held-to-maturity securities	484	530	358	376	(249)	(39)	276	1,252
Investments in non-consolidated subsidiaries and associated companies, other long-term securities	437	575	253	83	(132)	(7)	30	802
Other	82	38	116	32	(23)	(3)	8	168
Total	**4,264**	**4,035**	**5,267**	**1,951**	**(1,990)**	**(359)**	**(239)**	**8,665**

Note 12 • Goodwill

Goodwill items exceeding €50 million.

	31/12/03			31/12/02	31/12/01
(in millions of euros)	Gross	Amortisation	Net	Net	Net
Amortised over 1 to 5 years inclusive					
CPR Online	84	(70)	14	31	61
Amortised over 5 to 10 years inclusive					
CAI (Suisse) S.A.	118	(26)	92	47	53
EFL	239	(43)	196	149	101
Lukas	363	(99)	264	234	265
Sofinco	990	(576)	414	538	662
CPR AM	126	(78)	48	56	65
Other CPR subsidiaries	23	(9)	14	16	23
Amortised over 10 to 15 years inclusive					
BES	62	(21)	41	47	52
Credibom	51	(2)	49		
Amortised over 15 to 20 years inclusive					
Banca Intesa SpA	51	(9)	42	45	47
Paris Ile-de-France Regional Bank	77	(8)	69	73	76
Crédit Lyonnais Group	6,813	(195)	6,618		
Ellos Group	189	(8)	181		
Finaref Group	1,512	(87)	1,425		
Rue Impériale	243	(235)	8	224	247
Other companies	311	(128)	183	192	243
Total	**11,252**	**(1,594)**	**9,658**	**1,652**	**1,895**

Consolidated financial statements

Note 13 • Deposits by banks: analysis by maturity date

(in millions of euros)

	31/12/03							31/12/02	31/12/01
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total		
Due to banks									
Deposits									
• Demand	13,746				13,746	11	**13,757**	12,278	12,238
• Time	30,147	10,551	5,097	1,862	47,657	281	**47,938**	35,815	43,264
Pledged securities	127	152	1,886	2,756	4,921	154	**5,075**	5,044	5,199
Securities fold under repurchased agreements	28,182	26,785	3,068		58,035	32	**58,067**	17,327	9,583
Total	**72,202**	**37,488**	**10,051**	**4,618**	**124,359**	**478**			
Net book value							**124,837**	**70,464**	**70,284**
Crédit Agricole internal transactions									
Current accounts in credit	3,430				3,430	7	3,437	5,545	10,744
Demand and time deposits	2,173	2,465	4,523	690	9,851	214	10,065	13,398	13,309
Total	**5,603**	**2,465**	**4,523**	**690**	**13,281**	**221**			
Net book value							**13,502**	**18,943**	**24,053**

Note 14 • Customer accounts: analysis by maturity date

(in millions of euros)

	31/12/03							31/12/02	31/12/01
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total		
Current accounts in credit	41,942				41,942	55	**41,997**	11,098	12,362
Government-regulated savings schemes									
• Demand deposits	75,644				75,644	368	**76,012**	55,723	50,577
• Time deposits	14,476	11,583	67,057	10,626	103,742	450	**104,192**	87,978	87,645
Other debts to customer	39,533	4,748	6,876	2,091	53,248	729	**53,977**	35,644	41,945
Pledged securities	20,969	440	150		21,559	28	**21,587**	14,644	8,152
Total	**192,564**	**16,771**	**74,083**	**12,717**	**296,135**	**1,630**			
Net book value							**297,765**	**205,087**	**200,681**

Note 14.1 • Customer accounts: geographical analysis

(in millions of euros)	31/12/03	31/12/02	31/12/01
France (including overseas departments and territories)	245,009	170,174	158,445
Other European Union countries	16,094	13,510	14,742
Rest of Europe	6,774	3,931	4,471
North America	9,322	2,785	4,279
Central and South America	1,935	1,365	3,985
Africa and the Middle-East	11,475	8,957	8,742
Asia and Pacific (excluding Japan)	4,802	3,910	5,034
Japan	2,354	455	983
Total	**297,765**	**205,087**	**200,681**

Note 14.2 • Customer accounts: analysis by customer type

(in millions of euros)	31/12/03	31/12/02	31/12/01
Individuals and small business customers	224,062	163,574	160,324
Corporates	73,703	41,513	40,357
Total	**297,765**	**205,087**	**200,681**

Note 15 • Debts represented by a security: analysis by maturity date

(in millions of euros)

	31/12/03							31/12/02	31/12/01
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total		
Savings certificates	98	95	16	64	273	7	280	88	77
Interbank securities	1,379	940	2,352	1,100	5,771	416	6,187	6,186	4,772
Negotiable debt securities:									
• Issued in France	21,396	11,560	11,007	2,798	46,761		46,761	17,142	10,786
• Issued abroad	6,000	7,522	412		13,934		13,934	12,608	18,400
Bonds (see Note 15.1)	2,206	2,807	10,525	7,226	22,764	480	23,244	22,115	23,339
Other debt instruments	99				99		99	118	188
Total					**89,602**	**903**	**90,505**	**58,257**	**57,562**

Note 15.1 • Bonds (by currency of issue)

(in millions of euros)

	Analysis by maturity date at 31 December 2003 [1]			Outstanding at 31/12/03	Outstanding at 31/12/02	Outstanding at 31/12/01
	≤ 1 year	> 1 year to ≤ 5 years	> 5 years			
Euro	**4,731**	**9,448**	**5,982**	**20,161**	**19,771**	**21,674**
• Fixed rate	3,626	6,202	5,050	**14,878**	14,689	16,318
• Floating rate	1,105	3,246	932	**5,283**	5,082	5,356
US dollar	**176**	**740**	**722**	**1,638**	**688**	**439**
• Fixed rate	145	382	399	**926**	307	324
• Floating rate	31	358	323	**712**	381	115
Yen	**4**	**73**	**495**	**572**	**1,056**	**537**
• Fixed rate	4	73	495	**572**	101	12
• Floating rate				**0**	955	525
Other currencies	**102**	**264**	**27**	**393**	**149**	**0**
• Fixed rate	84	98	27	**209**	82	0
• Floating rate	18	166		**184**	67	0
Total – gross value	**5,013**	**10,525**	**7,226**	**22,764**	**21,664**	**22,650**
• Fixed rate	3,859	6,755	5,971	**16,585**	15,179	16,654
• Floating rate	1,154	3,770	1,255	**6,179**	6,485	5,996
Accrued interest				**480**	**451**	**689**
Net book value				**23,244**	**22,115**	**23,339**

(1) Before the impact of hedging contracts.

Note 16 • Sundry accounts and unearned income and other liabilities

(in millions of euros)	31/12/03	31/12/02	31/12/01
Other liabilities [1]	**60,090**	**23,087**	**21,508**
Liabilities relating to trading securities	18,394	6,662	5,272
Liabilities relating to stock lending transactions	6,115	4,025	3,742
Financial options sold	21,751	4,560	3,808
Miscellaneous creditors	2,170	6,722	6,373
Settlement accounts	11,604	1,062	2,281
Payments in process	46	47	19
Other	10	9	13
Sundry accounts and unearned income	**20,819**	**15,664**	**12,657**
Items in course of transmission to other banks	980	1,882	874
Breakdown of Crédit Agricole sundry accounts and unearned income			
Adjustment accounts	3,875	2,807	875
Deferred income	2,481	2,324	2,201
Accrued expenses	6,705	7,846	7,706
Unrealised losses and deferred gains on financial futures	283	267	251
Other	262	538	750
Crédit Lyonnais sundry accounts and unearned income	6,233		
Total	**80,909**	**38,751**	**34,165**

(1) Amounts are stated inclusive of accrued interest.

Note 17 • General reserves for risks and expenses

(in millions of euros)	31/12/01	31/12/02	Consolidation changes	Charge	Write-backs	Amounts used	Foreign exchange translation adjustments	Other movements	31/12/03
Country risks	599	371	495	85	(90)	(75)	(33)		753
Financing commitment execution risks	206	131	206	67	(48)	(2)	(7)	(54)	293
Retirement and similar benefits	170	148	180	50	(34)	(27)	(2)	(3)	312
Financial futures	96	41		9	(13)		(1)	(3)	33
Other liabilities and charges [1]	2,192	1,700	2,305	1,070	(502)	(482)	(73)	78	4,096
Total	**3,263**	**2,391**	**3,186**	**1,281**	**(687)**	**(511)**	**(158)**	**(15)**	**5,487**

(1) Breakdown of other liabilities and charges	31/12/01	31/12/02	31/12/03
• Synergy-related costs (See Note 39)			836
• Estimated additional euro-related costs	7		
• Sector risks and other credit risks	553	446	1,418
• Negative net assets of unconsolidated interests	265	147	138
• Early retirement benefits	95	78	88
• Litigation	638	408	351
• Risk of loss in connection with the internal financing mechanism for home purchase savings schemes	145	107	80
• Badwill	199	223	216

Note 18 • Fund for General Banking Risks

(in millions of euros)	31/12/03	31/12/02	31/12/01
Home purchase savings [2]	882	836	936
Liquidity and Solvency Banking Risks [1]	615	610	610
CODEVI (industrial development passbook accounts)		17	17
Others	447	155	153
Total	**1,944**	**1,618**	**1,716**

(1) Including €162 million in Home Purchase Savings FGBR identified within the Crédit Lyonnais group as part of the harmonisation of accounting methods carried out upon first-time consolidation pursuant to the provisions of CRC Regulation 99-07.
(2) This guarantee fund was established at the time of Crédit Agricole S. A.'s initial public offering.

Note 19 • Subordinated debt: analysis by maturity date and issue currency

(in millions of euros)	31/12/03						31/12/02	31/12/01
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Accrued interest payable	Total		
Fixed-term subordinated debt	**3**	**454**	**1,942**	**8,254**	**160**	**10,813**	**8,187**	**8,063**
• Euro	3	437	1,714	8,068	159	10,381	7,880	7,742
• US Dollar		2	209	186		397	275	285
• Yen		15				15	9	10
• Other currencies			19		1	20	23	26
Perpetual subordinated debt[1]				**7,533**	**105**	**7,638**	**1,556**	**1,503**
• Euro				7,517	105	7,622	1,453	1,400
• US Dollar				16		16	23	17
• Yen						0	80	86
Participating securities and loans				**235**		**235**	**2**	**8**
Short-term shareholders' advances						**0**	**0**	**0**
Total – gross value	**3**	**454**	**1,942**	**16,022**	**265**	**18,686**	**9,745**	**9,574**
Total						**18,686**	**9,745**	**9,574**

(1) T3CJ (hybrid capital issued by the Regional Banks) accounts for 24.46% of the euro line, i.e. € 1,839 million.

Note 20 • Changes in shareholder's equity excluding FGBR

(in millions of euros)	Shareholder's equity excluding FGBR (group share)						
	Share capital	Share, premium reserves and retained earnings	Investment grants	Foreign exchange translation adjustments	Total	Minority interests	Total shareholders equity excluding FGBR
At 31 December 2000	**2,241**	**9,241**	**84**	**179**	**11,745**	**3,200**	**14,945**
Dividends paid in 2001		(411)			(411)	(225)	(636)
Changes in share capital	676				676		676
Elimination of treasury stock[1]	(6)	(28)			(34)		(34)
Net change in share premiums arising from new share issues and shares contributed[2]		2,221			2,221		2,221
Change in investment grants			28		28		28
Foreign exchange translation adjustments				32	32	(37)	(5)
Change in revaluation reserves		(4)			(4)		(4)
Net income for 2001		1,067			1,067	286	1,353
Change in method of accounting for Fund for General Banking Risks relating to home purchase savings schemes[3]		(328)			(328)		(328)
Other changes[4]		2			2	(2,534)	(2,532)
At 31 December 2001	**2,911**	**11,760**	**112**	**211**	**14,994**	**690**	**15,684**
Dividends paid in 2002		(535)			(535)	(35)	(570)
Dividends received by Regional Banks and subsidiaries in 2002[5]		91			91		91
Changes in share capital					0		0
Elimination of treasury stock[6]	(7)	(35)			(42)		(42)
Change in investment grants			9		9		9
Foreign exchange translation adjustments				(161)	(161)	(26)	(187)
Change in revaluation reserves		5			5	1	6
Net income for 2002		1,064			1,064	(3)	1,061
Impact of application of CRC Regulation 2000-06		4			4		4
Other changes		2			2	(244)	(242)
At 31 December 2002	**2,904**	**12,356**	**121**	**50**	**15,431**	**383**	**15,814**

(1) This sum comprises 2,009,482 Crédit Agricole S.A. shares, held by the company or other Group companies, which do not satisfy the regulatory criteria for recognition in the consolidated balance sheet (see CRC Regulation 2000-02).
(2) Including € 2,304 million in connection with Crédit Agricole S.A.'s purchase of the Regional Banks' shareholdings in the seven specialised subsidiaries in exchange for shares.
(3) Following an enquiry by the COB, Crédit Agricole S.A. no longer recognises deferred tax on the provision for home purchase savings schemes. The impact of this change was charged to opening consolidated reserves.
(4) The sharp reduction in minority interests stems from the Regional Banks' transfer to Crédit Agricole SA of their shareholdings in the seven specialised subsidiaries. At the end of 2001 Crédit Agricole S.A. owned virtually the entire share capital in these subsidiaries.
(5) Including € 89 million of dividends received by the Regional Banks.
(6) This sum comprises 4,334,482 Crédit Agricole S.A. shares, held by the company or other Group companies, which do not satisfy the regulatory criteria for recognition in the consolidated balance sheet (see CRC Regulation 2000-02).

(in millions of euros)	Shareholder's equity excluding FGBR (group share)						
	Share capital	Share premium, reserves and retained earnings	Investment grants	Foreign exchange translation adjustments	Total	Minority interest	Total shareholders equity excluding FGBR
At 31 December 2002	**2,904**	**12,356**	**121**	**50**	**15,431**	**383**	**15,814**
Dividends paid in 2003		(729)			(729)	(10)	(739)
Dividends received by Regional Banks and subsidiaries in 2003 (1)		103			103		103
Changes in share capital	1,504				1,504		1,504
Net change in share premiums		6,306			6,306		6,306
Elimination of treasury stock (2)	10	53			63		63
Change in investment grants			7		7		7
Foreign exchange translation adjustments				(213)	(213)	(291)	(504)
Change in revaluation reserves		(7)			(7)		(7)
Net income at 31 December 2003		1,026			1,026	260	1,286
Change of method (3)		95			95		95
Additions to the scope of consolidation (4)					0	4,120	4,120
Buyout of minority interests (5)					0	(18)	(18)
Other changes		(15)			(15)	(1)	(16)
At 31 December 2003	**4,418**	**19,188**	**128**	**(163)**	**23,571**	**4,443**	**28,014**

(1) Including € 97 million in dividends received by the Regional Banks.
(2) The 4,334,482 Crédit Agricole S.A. shares held by Predica since 2002 have been sold outside the Group. At 31 December 2003, 745,968 treasury shares held by Crédit Agricole S.A. were eliminated in the sum of € 13,392 million. Until 30 June 2003, they were classified as trading securities – shares and other variable income securities.
(3) Including € 119 million in deferred bond issue expenses and € (24) million in discounts on performing loans restructured on off-market terms (see Note 2).
(4) Most of these additions consist of minority interests arising on consolidation of Finaref (75.5%) and Credit Lyonnais (94.8%).
CA Preferred Funding also issued € 2,428 million of preferred shares.
(5) Minority interests in CA Deveurope BV, Lukas Sa, Lukas Bank, EFL and Credibom.

Breakdown of changes in share capital by origin (in millions of euros)	31/12/03	31/12/02	31/12/01
Payment of dividends in shares	–	–	77
Rights issues for cash	445	–	51
Rights issues by asset contribution	1,059	–	548
Total	**1,504**	**0**	**676**

Breakdown of change in share premiums by origin (in millions of euros)	31/12/03	31/12/02	31/12/01
Payment of dividends in shares	–	–	331
Rights issues for cash	1,860	–	134
Rights issues by asset contribution	4,446	–	1,756
Total	**6,306**	**0**	**2,221**

Capital increases in 2003:

Capital increase following the mixed cash-and-share offer for Crédit Lyonnais made in June 2003:

On 19 June 2003, Crédit Agricole S.A. issued 353,285,738 new shares for allotment to Crédit Lyonnais shareholders who tendered their shares to the mixed cash-and-share offer for Crédit Lyonnais. As a result, Crédit Agricole S.A.'s share capital increased from €2,916,629,697 to €3,976,486,911.

Capital increase following the employee share offering made in October 2003:

Crédit Agricole S.A. made a share offering to Group employees both in France and abroad. The reservation period ran from 23 June 2003 to 2 September 2003. Settlement and delivery of the shares took place on 10 October 2003. A total of 51,082 Crédit Agricole Group employees took part in the offering, which raised €345.4 million.

As a result, Crédit Agricole S.A.'s share capital increased from €3,976,486,911 to €4,052,186,703.

Capital increase following a rights issue made in November 2003:

Crédit Agricole S.A.. issued 122,793,536 new shares in the market, raising its share capital to €4,420,567,311 (divided into 1,473 522 437 €3 nominal value shares). The subscription period ran from 27 October 2003 to 7 November 2003. Settlement and delivery of the shares took place on 24 November 2003.

Following these successive capital increases, Crédit Agricole S.A.'s share capital amounted to €4,420,567,311 at 31 December 2003, divided into 1,473,522,437 €3 nominal value shares.

Note 20.1 • Preferred shares

Issuing entity	Issue date	Amount (in millions of USD)	Amount (in millions of euros)	31/12/03 (in millions of euros)	31/12/02 (in millions of euros)	31/12/01 (in millions of euros)
CA Preferred Funding LLC	Jan-03	1,500		1,188	0	0
CA Preferred Funding LLC	Jul-03	550		435		
CA Preferred Funding LLC	Dec-03		550	550		
Crédit Lyonnais Capital SCA (1)	Jul-93	350				
Crédit Lyonnais Preferred Capital 1 LLC	Apr-02		750	750		
Total		**2,400**	**1,300**	**2,923**	**0**	**0**

(1) In July 2003, Crédit Lyonnais made an early redemption of its 1993 USD 350 million preferred share issue via its Luxembourg subsidiary Crédit Lyonnais Capital SCA.

In 2003, the Crédit Agricole S.A. Group made three issues of preferred non-voting shares.

The first issue, for an amount of USD 1.5 billion, was made in January 2003 by Crédit Agricole Preferred Funding Trust I, a company exclusively controlled by Crédit Agricole Preferred Funding LLC, itself exclusively controlled by Group companies. These perpetual preferred shares offer holders a fixed, quarterly, non-cumulative dividend of 7% per annum, subject to compliance with the terms of the issue agreement. They may be redeemed by the issuer, barring events provided for in the issue agreement, on 30 January 2009 and quarterly thereafter.

The second issue, for an amount of USD 550 million, was made in July 2003 by Crédit Agricole Preferred Funding Trust II, a company exclusively controlled by Crédit Agricole Preferred Funding LLC, itself exclusively controlled by Group companies. These perpetual preferred shares offer holders a fixed, quarterly, non-cumulative dividend of 7% per annum, subject to compliance with the terms of the issue agreement. They may be redeemed by the issuer, barring events provided for in the issue agreement, on 30 July 2009 and quarterly thereafter.

The third issue, for an amount of €550 million, was made in December 2003 by Crédit Agricole Preferred Funding Trust III, a company exclusively controlled by Crédit Agricole Preferred Funding LLC, itself exclusively controlled by Group companies. These perpetual preferred shares offer holders a fixed, quarterly, non-cumulative dividend of 6% per annum, subject to compliance with the terms of the issue agreement. They may be redeemed by the issuer, barring events provided for in the issue agreement, on 30 July 2009 and quarterly thereafter.

These preferred shares do not dilute Crédit Agricole S.A.'s ordinary shares. The capital raised is eligible for regulatory purposes. It is booked as a liability in the consolidated financial statements under the heading 'minority interests'. Dividends paid are booked to the income statement under the heading 'minority interests'.

Note 21 • Capital

(in millions of euros)	31/12/03	31/12/02	31/12/01
Shareholders' equity excluding FGBR	**28,014**	**15,814**	**15,684**
Fund for General Banking Risks	1,944	1,618	1,716
Subordinated debt	18,686	9,745	9,574
Other capital	**20,630**	**11,363**	**11,290**
Total	**48,644**	**27,177**	**26,974**

Note 22 • Analysis of the consolidated balance sheet by currency

(in billions of euros).	Assets			Liabilities and shareholders' equity		
	31/12/03	31/12/02	31/12/01	31/12/03	31/12/02	31/12/01
Euro	461.5	424.4	400.6	452.7	420.8	390.4
Other EU currencies	3.2	4.7	7.0	9.2	13.6	14.5
US Dollar	32.7	41.2	52.5	53.6	57.0	71.1
Yen	20.0	20.7	19.5	3.4	3.0	5.6
Other currencies	15.1	14.7	15.4	12.5	11.3	13.4
Other, aggregate (1)	253.4			254.5		
Total	**785.9**	**505.7**	**495.0**	**785.9**	**505.7**	**495.0**

(1) Contribution from Crédit Lyonnais.

Note 23 • Off-balance sheet commitments (excluding insurance companies)

(in millions of euros)	31/12/03	31/12/02	31/12/01
Commitments given (excluding insurance companies)	**170,090**	**95,243**	**70,494**
Financing commitments	**101,324**	**43,051**	**38,976**
Banks	10,921	6,085	4,213
Customers	90,403	36,966	34,763
• Confirmed credit lines	83,848	36,270	33,957
Confirmed documentary credits	2,505		
Other confirmed credit lines	81,343	36,270	
• Other	6,555	696	806
Guarantees	**65,186**	**50,255**	**29,097**
Banks	18,666	10,146	8,106
• Confirmed documentary credits (2)	1,522	774	771
• Other	17,144	9,372	7,335
Customers	46,520	40,109	20,991
• Guarantees	12,834	6,511	4,830
Property guarantees	149		
Loan repayment guarantees	6,238	6,511	4,830
Guarantees	6,447		
• Other (1)	33,686	33,598	16,161
Commitments relating to securities	**3,580**	**1,937**	**2,421**
Commitments received (excluding insurance companies)	**52,424**	**49,082**	**25,729**
Financing commitments	**9,115**	**9,643**	**4,682**
Banks	7,984	7,285	4,185
Customers	1,131	2,358	497
Guarantees	**37,814**	**35,807**	**17,561**
Banks (1)	15,943	21,788	2,856
Customers	21,871	14,019	14,705
• Guarantees received from government bodies or similar	5,975	8,862	2,844
• Other	15,896	5,157	11,861
Commitments relating to securities	**5,495**	**3,632**	**3,486**

(1) These commitments include the guarantee given by Crédit Agricole Indosuez and the counter-indemnity received from the Regional Banks within the framework of the public cash-and-share offer for Crédit Lyonnais made on 16 December 2002.
(2) Excluding Crédit Lyonnais.

Note 23.1 • Foreign exchange transactions and borrowings

(in millions of euros)	31/12/2003		31/12/2002		31/12/2001	
	To be received	To be delivered	To be received	To be delivered	To be received	To be delivered
Spot	**33,051**	**32,727**	**16,545**	**16,805**	**14,699**	**14,759**
Foreign currencies	26,943	27,327	12,899	12,760	10,901	10,417
Euros	6,108	5,400	3,646	4,045	3,798	4,342
Forward	**636,430**	**633,515**	**534,139**	**536,089**	**472,691**	**473,147**
Foreign currencies	390,262	396,820	411,126	408,973	380,277	372,952
Euros	91,241	87,847	123,013	127,116	92,414	100,195
Unallocated [1]	154,927	148,848				
Lending and borrowing in foreign currencies (excluding Crédit Lyonnais)	**3,461**	**1,813**	**2,971**	**2,322**	**2,529**	**400**
Total	**672,942**	**668,055**	**553,655**	**555,216**	**489,919**	**488,306**

(1) Contribution from Crédit Lyonnais.

Note 23.2 • Securitisation transactions and special-purpose vehicles

Securitisation transactions carried out on behalf of customers

Crédit Agricole Indosuez and Crédit Lyonnais have carried out a number of securitisation transactions on behalf of their customers:

a) Transactions carried out by Crédit Agricole Indosuez

• At 31 December 2003, a €1.4 billion portfolio was securitised in North America with the bank's assistance, through four non-consolidated SPVs (Indosuez Capital Funding IIA, Limited, Indosuez Capital Funding III, Limited, Porticoes Funding, L.P. and Indosuez Capital Funding VI, Limited) and one consolidated SPV (Serves), in which the bank held €2.1 million of subordinated shares net of provisions at that date;

• Crédit Agricole Indosuez manages a non-consolidated SPV, Hexagon Finance a.r.l., formed in 1998 for operations carried out in Europe on behalf of its customers. At 31 December 2003, Crédit Agricole Indosuez had issued a total of €185 million in letters of credit to guarantee the counterparty risk attaching to the assets securitised by its customers. Hexagon Finance a.r.l. finances these assets by issuing commercial paper in the money market. No provision was considered necessary at 31 December 2003.
In addition, the bank had granted a total of €3.7 billion in cash lines at 31 December 2003 to the SPVs involved in these transactions.

b) Transactions carried out by Crédit Lyonnais

• At 31 December 2003, a €3.7 billion portfolio was securitised in Europe with the bank's assistance, through three non-consolidated SPVs (LMA, H2O and ESF). These SPVs finance themselves by issuing commercial paper in the French and euro money markets. In addition, the bank had granted a total of €3.2 billion in cash lines at 31 December 2003 to the SPVs involved in these transactions.

• Crédit Lyonnais manages a €2.6 billion portfolio in North America through two non-consolidated asset-backed commercial paper vehicles, Atlantic Asset Securitization Corp. and La Fayette Asset Securitization. At 31 December 2003, the bank and Crédit Agricole Indosuez had issued a total of €368 million in letters of credit (including €275 million granted by Crédit Agricole Indosuez to Atlantic) to guarantee a portion of the risk of default attaching to the assets securitised by their customers. In addition, the bank had granted a total of €3.5 billion in cash lines at 31 December 2003 to the SPVs involved in these transactions.

• The bank also manages a portfolio of loans in North America, which amounted to €259 million at 31 December 2003, held in a nonconsolidated CLO (collateralised loan obligations) vehicle called LCM 1 LP. This vehicle issues floating or fixed rate notes in the market, redemption of which depends directly on the performance of the underlying loan portfolio. The bank holds 49.9% of the subordinated shares (€12 million) and 6% of the B shares issued to investors (€14 million).

Securitisation transactions on own account

Crédit Agricole Indosuez and Crédit Lyonnais carry out securitisation transactions on their own account:

a) Transactions carried out by Crédit Agricole Indosuez

Since 2000, Crédit Agricole Indosuez has carried out seven synthetic securitisation transactions (Chloe 1 to 5, Chloe 7 and Daphne 1) maturing between 31 July 2005 and 9 January 2009, as part of its strategy for managing the portfolio of Crédit Agricole Indosuez SA and its branch offices.

The SPVs hold assets totalling € 15.5 billion, principally loans to large European and American corporates. CAI has retained a first-loss risk (the most subordinated tranches of each transaction, which do not initially have investment-grade rating) averaging 3.32%.

As these are synthetic transactions, the loans concerned are kept on the bank's balance sheet or off-balance sheet items as applicable, while most of the credit enhancement is recorded off-balance sheet, under financial instruments (credit derivatives bought, see Note 24, Hedging transactions).

The bank has retained a total of €513 million in non-investment-grade risk, plus a residual share in the investment-grade tranches amounting to €344 million.

b) transactions carried out by Crédit Lyonnais

At 31 December 2003, Crédit Lyonnais had carried out six securitisation transactions for its own account.

Four of these transactions were made by way of asset sales, totalling €1.2 billion at 31 December 2003, with Crédit Lyonnais retaining a portion of the risk amounting to € 53 million. These transactions involve equipment financing for pharmacists, mortgage loans granted to personal customers in the French branch network and loans granted to major US corporates.

The other two are synthetic transactions amounting to a total of €4.9 billion at 31 December 2003. Crédit Lyonnais has retained a first-loss risk of €4.3 million. The transactions involved a portfolio of loans to major US and European corporates.

Dedicated funds

Through its subsidiary Crédit Agricole Indosuez Cheuvreux, Crédit Agricole Indosuez owns 100% of Korea 21st Century TR, a non-consolidated South Korean fund with €86 million in funds under management at 31 December 2003

In addition, Crédit Agricole Indosuez owns shares in funds which are consolidated after their first year of existence where Crédit Agricole Indosuez owns more than 50%. The following table shows a breakdown at 31 December 2003:

Name of fund	Year of creation (approval)	CAI investment (in millions of euros)	Funds under management (in millions of euros)	Consolidated
Equalt Convertible Arbitrage	2000	60	88.2	Yes
Equalt Pair Trading	2000	23.6	47.0	Yes
Equalt Moyen Terme	1992	8.1	23.1	No (outstanding at end-June 2003)
Equalt Long Terme	2001	3.5	28.2	No (outstanding at end-June 2003)
Equalt Systematic Futures	2002	20	39.2	Yes
Equalt Core Macro	2001	28.7	36.3	Yes
Equalt Statistical Arbitrage	2002	59.4	96.0	Yes
Equalt Fixed Income Arbitrage	2002	117.5	342.7	Yes
Equalt Selection	2003	5	17.2	No (outstanding at end-June 2003)
Equalt Equity Hedge	2003	25	25.0	No (outstanding at end-June 2003)
Liberty View Plus Funds	1998	138.6	310.2	No (outstanding at end-December 2003)
Liberty View Income Fund	2001	33.2	37.6	No (outstanding at end-December 2003)

Note 24 • Financial futures and options

(in millions of euros)

	31/12/2003			31/12/2002	31/12/2001
	Hedging transactions	Other transactions	Total	Total	Total
Futures and forwards	**170,294**	**4,160,596**	**4,330,890**	**2,649,078**	**2,228,934**
Exchange traded[1]	**30,563**	**155,357**	**185,920**	**190,780**	**388,300**
Interest rate futures	30,453	114,812	145,265	174,177	169,014
Currency futures	79	9,089	9,168	9,762	157
Equity and stock index instruments	31	31,456	31,487	6,841	219,129
Other			0	0	0
OTC[1]	**139,731**	**4,005,239**	**4,144,970**	**2,458,298**	**1,840,634**
Interest rate swaps	135,913	3,165,399	3,301,312	1,843,093	1,482,540
Forward rate agreements	457	556,937	557,394	407,861	212,987
Equity and stock index instruments	1,098	38,313	39,411	9,026	8,461
Other	2,263	244,590	246,853	198,318	136,646
Options	**30,113**	**1,144,749**	**1,174,862**	**458,473**	**264,237**
Exchange traded	**4,755**	**190,609**	**195,364**	**15,584**	**25,779**
Interest rate options					
• Bought	329	6,744	7,073	38	9,100
• Sold	3,830	9,978	13,808	983	8,151
Equity and stock index options					
• Bought		75,656	75,656	8,011	3,390
• Sold	72	61,208	61,280	5,284	4,607
Currency options					
• Bought	265	18,346	18,611	640	342
• Sold	259	18,677	18,936	628	189
OTC	**25,358**	**954,140**	**979,498**	**442,889**	**238,458**
Swap options					
• Bought	49	71,095	71,144	30,923	12,237
• Sold	195	76,712	76,907	32,041	13,737
Interest rate options					
• Bought	1,367	218,923	220,290	76,041	67,244
• Sold	1,591	188,376	189,967	69,783	62,039
Equity and stock index options					
• Bought	901	12,278	13,179	8,262	7,448
• Sold	760	22,917	23,677	37,775	18,435
Currency options					
• Bought	624	164,520	165,144	89,780	23,517
• Sold	630	164,904	165,534	89,645	23,331
Other options					
• Bought		37	37	0	69
• Sold		38	38	0	270
Credit derivatives					
• Bought	19,179	27,013	46,192	4,769	10,062
• Sold	62	7,327	7,389	3,870	69
Total	**200,407**	**5,305,345**	**5,505,752**	**3,107,551**	**2,493,171**

(1) For futures and forwards, the amounts stated are the aggregate short and long positions in the case of interest rate swaps and swap options, and the aggregate bought and sold contracts in the case of other contracts.

Consolidated financial statements

Note 24.1 • Financial futures and options: analysis by maturity date

Notional amount (in millions of euros)	OTC ≤ 1 year	OTC > 1 year to ≤ 5 years	OTC > 5 years	OTC Unallocated (1)	Exchange traded ≤ 1 year	Exchange traded > 1 year to ≤ 5 years	Exchange traded > 5 years	Exchange traded Unallocated (1)	31/12/03 Total	31/12/02 Total	31/12/01 Total
Interest rate instruments	**16,870**	**1,025**	**0**	**148,250**	**1,487,461**	**1,221,752**	**520,383**	**1,187,419**	**4,583,160**	**2,634,941**	**2,037,048**
Futures	13,812	1,025		130,428					145,265	174,177	169,014
Forward rate agreements					434,949	120,039	76	2,331	557,395	407,861	212,985
Interest rate swaps					966,022	933,011	455,397	946,883	3,301,313	1,843,093	1,482,539
Interest rate options					45,855	68,871	33,325		148,051	62,964	25,975
Caps, floors and collars					40,171	99,131	31,246		170,548	142,810	121,258
Other options	3,058			17,822	464	700	339	238,205	260,588	4 036	25,277
Foreign currency and gold	**7,671**	**71**	**0**	**38,975**	**418,962**	**105,889**	**45,573**	**7,106**	**624,247**	**388,773**	**184,181**
Currency futures	7,217			1,952	106,853	94,631	44,859	509	256,021	208,080	136,802
Currency options	454	71		37,023	312,109	11,258	714	6,597	368,226	180,693	47,379
Other financial instruments	**47,628**	**1,996**	**0**	**118,799**	**13,104**	**47,109**	**6,357**	**63,352**	**298,345**	**83,837**	**271,942**
Equity and stock index derivatives	47,628	1,996			12,197	21,751	3,660		87,232	55,154	261,664
Precious metal derivatives									0	20,044	147
Commodity derivatives									0	0	0
Credit derivatives					907	25,358	2,697	24,618	53,580	8,639	10,131
Other (1)				118,799				38,734	157,533		
	72,169	**3,092**	**0**	**306,024**	**1,919,527**	**1,374,750**	**572,313**	**1,257,877**	**5,505,752**	**3,107,551**	**2,493,171**
Forward currency transactions					945,620	23,480	(2,931)	303,775	1,269,944	1,070,228	945,838
Total	**72,169**	**3,092**	**0**	**306,024**	**2,865,147**	**1,398,230**	**569,382**	**1,561,652**	**6,775,696**	**4,177,779**	**3,439,009**

(1) Contribution from Crédit Lyonnais.

Note 24.2 • Financial futures and options: counterparty risk

(in millions of euros)	31/12/03 Marked-to-market value	31/12/03 Potential credit risk	31/12/02 Marked-to-market value	31/12/02 Potential credit risk	31/12/01 Marked-to-market value	31/12/01 Potential credit risk
OECD governments, central banks and similar institutions	335	270	462	225	343	183
OECD financial institutions and similar institutions	51,732	22,959	56,101	19,357	22,858	15,071
Other counterparties	3,273	1,915	4,062	2,292	3,054	2,060
Total by counterparty type	**55,340**	**25,144**	**60,625**	**21,874**	**26,255**	**17,314**
By instrument						
• interest rates, currency and commodities	50,839	23,581	51,195	20,016	23,939	15,777
• equity and index derivatives	4,501	1,563	9,430	1,858	2,316	1,537
Impact of netting agreements (excluding Crédit Lyonnais)	**43,198**	**11,784**	**45,174**	**9,754**	**13,255**	**5,641**
Crédit Lyonnais group	**6,749**	**8,925**				
Total after impact of netting agreements	**18,891**	**22,285**	**15,451**	**12,120**	**13,000**	**11,673**

Contracts between members of the network are not included since they carry no risk.

Note 25 • Net interest and similar income

(in millions of euros)	31/12/03	31/12/02	31/12/01
Loans and advances to banks	5,135	9,666	8,201
Crédit Agricole internal transactions	6,300	6,461	6,795
Loans and advances to customers	6,816	4,509	5,909
Lease financing	1,022	747	647
Bonds and other fixed-income securities (see Note 26)	2,682	2,371	2,551
Other interest income	88	44	48
Interest and similar income receivable	**22,043**	**23,798**	**24,151**
Deposits by banks	(6,339)	(10,985)	(9,863)
Crédit Agricole internal transactions	(910)	(1,165)	(1,634)
Customer accounts	(7,365)	(6,565)	(7,457)
Lease financing	(3,309)	(294)	(229)
Bonds and other fixed-income securities	(391)	(2,982)	(3,622)
Other interest expense	(355)	(257)	(21)
Interest and similar expense payable	**(18,669)**	**(22,248)**	**(22,826)**
Net interest and similar income	**3,374**	**1,550**	**1,325**

Note 26 • Income from securities

(in millions of euros)	Fixed-income securities			Variable-income securities		
	31/12/03	31/12/02	31/12/01	31/12/03	31/12/02	31/12/01
Investments in non-consolidated subsidiaries and associated companies, other long-term securities				68	108	150
Available-for-sale and portfolio securities	597	680	669	108	41	65
Codevi passbook accounts	143	154	149			
Held-to-maturity securities	1,291	1,231	1,427			
Other securities transactions	651	306	306			
Total	**2,682**	**2,371**	**2,551**	**176**	**149**	**215**

Note 27 • Net fee and commission income

(in millions of euros)	31/12/03			31/12/02			31/12/01		
	Income	Expense	Net	Income	Expense	Net	Income	Expense	Net
Interbank transactions	121	(160)	(39)	144	(87)	57	116	(48)	68
Crédit Agricole internal transactions	71	(967)	(896)	69	(951)	(882)	63	(1,070)	(1,007)
Customer transactions	1,113	(239)	874	583	(152)	431	645	(123)	522
Securities transactions	393	(162)	231	335	(96)	239	337	(68)	269
Foreign exchange transactions	154	(50)	104	31	(7)	24	47	(3)	44
Financial future and forward instruments and options and other off-balance sheet transactions	121	(47)	74	96	(86)	10	72	(49)	23
Banking and financial services[1]	2,278	(1,593)	685	1,527	(1,395)	132	1,653	(1,176)	477
Total	**4,251**	**(3,218)**	**1,033**	**2,785**	**(2,774)**	**11**	**2,933**	**(2,537)**	**396**
(1) Including life insurance.			(490)			(469)			(439)

The **Note 28** has been merged with Note 27.

Consolidated financial statements

Note 29 • Trading profits/(losses)

(in millions of euros)	31/12/03	31/12/02	31/12/01
Trading securities and derivatives	2,620	1,056	2,114
Transactions and derivatives	(218)	530	330
Total	**2,402**	**1,586**	**2,444**

Note 30 • Net gain/(loss) on securities transactions

(in millions of euros)	31/12/03	31/12/02	31/12/01
Available-for-sale securities			
Impairment provisions	(46)	(81)	(114)
Write-back of provisions	93	71	94
Net change in provisions	**47**	**(10)**	**(20)**
Gains on disposals[1]	232	544	751
Losses on disposals	(139)	(217)	(286)
Net gain/(loss) on disposals	**93**	**327**	**465**
Net gain/(loss) on available-for-sale securities	**140**	**317**	**445**
Portfolio securities			
Impairment provisions	(240)	(127)	(67)
Write-back of provisions	86	49	34
Net change in provisions	**(154)**	**(78)**	**(33)**
Gains on disposals	110	188	408
Losses on disposals	(40)	(17)	(8)
Net gain/(loss) on disposals	**70**	**171**	**400**
Net gain/(loss) on portfolio securities	**(84)**	**93**	**367**
Total net gain/(loss) on securities transactions	**56**	**410**	**812**

(1) Including €65 million in gains on the disposal of available-for-sale securities which were transferred from the held-to-maturity portfolio in 2002 (see Note 5).

Note 31 • Operating expenses

Note 31.1 • Staff costs

(in millions of euros)	31/12/03	31/12/02	31/12/01
Salaries	(2,473)	(1,486)	(1,636)
Social security	(892)	(450)	(490)
Incentive schemes and profit-sharing	(96)	(46)	(71)
Payroll-related tax	(83)	(72)	(81)
Total	**(3,544)**	**(2,054)**	**(2,278)**

In 2003, remuneration paid to the Board of Directors and Management Committee of Crédit Agricole S.A. Group amounted to €11 million.

Note 31.2 • Average number of employees

	31/12/03	31/12/02	31/12/01
Total[1]	**64,191**	**22,878**	**28,753**
o/w : France	45,575	12,550	12,633
Outside France	18,616	10,328	16,120

(1) The increase in the number of employees is principally due to the first-time consolidation of Finaref and Ellos (1,459 employees) and of Crédit Lyonnais Group for 40,260 employees (o/w in France 32.010)

Note 31.3 • Other operating expenses

(in millions of euros)	31/12/03	31/12/02	31/12/01
Taxes other than on profit or payroll-related	(216)	(143)	(202)
External services and other costs	(2,338)	(1,498)	(1,562)
Total	**(2,554)**	**(1,641)**	**(1,764)**

Note 32 • Risk-related costs

(in millions of euros)	31/12/03	31/12/02	31/12/01
Charge to provisions	**(2,000)**	**(1,222)**	**(1,964)**
Doubtful debts	(1,588)	(854)	(1,059)
Other provisions	(412)	(368)	(905)
Write-back of provisions	**1,192**	**1,016**	**1,576**
Doubtful debts	904	320	492
Other provisions	288	696	1,084
Net change	**(808)**	**(206)**	**(388)**
Bad debts written off - not provided for	(135)	(70)	(85)
Recoveries on bad debts written off	104	69	107
Total	**(839)**	**(207)**	**(366)**

Note 33 • Net gain/(loss) on fixed asset disposals

(in millions of euros)	31/12/03	31/12/02	31/12/01
Long-term investments			
Charge to impairment provisions			
Held-to-maturity securities	(4)	(9)	(10)
Investments in unconsolidated interests and other long-term securities	(82)	(241)	(120)
Write-back of impairment provisions			
Held-to-maturity securities	2	1	9
Investments in unconsolidated interests and other long-term securities	135	282	241
Net change	**51**	**33**	**120**
Held-to-maturity securities	(2)	(8)	(1)
Investments in unconsolidated interests and other long-term securities	53	41	121
Gains on disposal			
Held-to-maturity securities	7	16	2
Investments in unconsolidated interests and other long-term securities	70	234	168
Losses on disposal			
Held-to-maturity securities	(12)	(3)	(9)
Investments in unconsolidated interests and other long-term securities	(142)	(352)	(266)
Net gain (loss) on disposal	**(77)**	**(105)**	**(105)**
Held-to-maturity securities	(5)	13	(7)
Investments in unconsolidated interests and other long-term securities	(72)	(118)	(98)
Net gain/(loss)	**(26)**	**(72)**	**15**
Tangible and intangible fixed assets			
Gains on disposal	34	3	43
Losses on disposal	(25)	(5)	(24)
Net gain/(loss) on disposal	**9**	**(2)**	**19**
Total	**(17)**	**(74)**	**34**

Note 34 • Corporate income tax

(in millions of euros)	31/12/03	31/12/02	31/12/01
Current tax	(531)	(168)	(591)
Deferred tax income/(charge)	(36)	(44)	(270)
Total	**(567)**	**(212)**	**(861)**

Effective tax rate	**At 31 December 2003**		
(in millions of euros and % tax rate)	Base	Tax rate	Tax
Profit before tax, goodwill amortisation and share in profit/(loss) of equity affiliates	1,626	35.43%	(576)
Impact of permanent timing differences		6.21%	(101)
Impact of different tax rates on foreign subsidiaries		- 3.75%	61
Impact of losses for the year, utilisation of tax loss carry-forwards and timing differences		- 0.74%	12
Impact of taxation at 19% rate		- 0.55%	9
Impact of other items		- 1.72%	28
Effective tax rate and charge		34.88%	(567)

Deferred tax assets are not recognised as their recovery is deemed improbable: € 32 million at 31 December 2003.

The 2003 tax charge breaks down as follows:

- on ordinary activities: tax charge of credit € 564 million
- on extraordinary items: tax credit of € 3 million

Note 35 • Share in net profit/(loss) of equity affiliates

(in millions of euros)	31/12/03	31/12/02	31/12/01
Non-financial companies	20	(36)	(1)
Financial institutions	966	512	306
Total	**986**	**476**	**305**

Note 36 • Extraordinary items

(in millions of euros)	31/12/03	31/12/02	31/12/01
Early retirement benefits	(16)	(5)	(2)
Insurance premiums and indemnities	6		
Euro		3	42
Information systems and restructuring	(28)	(72)	(12)
Litigation	8	5	(28)
Contribution to guarantee fund – deposits and securities		(1)	(9)
Fund for Liquidity and Solvency Banking Risks			152
Home purchase savings schemes decentralisation mechanism (see Note 1.2)			(382)
Decrease in 'internal loss rate' (see Note 2.1.6)			760
Provision for Argentina risk			(98)
Other [1][2]	39	(64)	(90)
Total	**9**	**(134)**	**333**

(1) The 2002 figure includes the foreign exchange loss arising on deconsolidation of Banco Bisel.
(2) Including contribution from Crédit Lyonnais group: € 35 million.

Note 37 • Information relating to income from banking activities

Note 37.1 • Net banking income by business line and geographical region [1]

(in millions of euros)	31/12/03							31/12/02	31/12/01
	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines	Total business lines	Total business lines
France (including overseas departments and territories)	0	1,357	1,395	1,163	36	(458)	3,493	3,189	3,860
Other European Union countries	0	388	263	445	9	(11)	1,094	964	1,021
Rest of Europe	0	216	154	28	0	0	398	417	310
North America	0	0	23	244	0	105	372	299	323
Central and South America	0	0	13	0	9	0	22	37	584
Africa and the Middle-East	0	0	0	55	84	0	139	158	180
Asia and Pacific (excluding Japan)	0	0	5	170	0	0	175	194	250
Japan	0	0	6	46	0	0	52	71	70
Contribution from Crédit Lyonnais Group	1,724	130	434	1,248	111	(41)	3,606		
Net banking income	**1,724**	**2,091**	**2,293**	**3,399**	**249**	**(405)**	**9,351**	**5,329**	**6,598**

(1) The above analysis was derived in part from management information systems.

Note 37.2 • Net income before goodwill amortisation at 31 December 2003 by business line[1][3]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	**1,724**	**2,091**	**2,293**	**3,399**	**249**	**(405)**	**9,351**
Operating expenses	(1,214)	(1,185)	(1,155)	(2,309)	(198)	(435)	(6,496)
Gross operating income	**510**	**906**	**1,138**	**1,090**	**51**	**(840)**	**2,855**
Risk-related costs	(61)	(329)	(9)	(417)	(39)	16	(839)
Net operating income	**449**	**577**	**1,129**	**673**	**12**	**(824)**	**2,016**
Share in net income/(loss) of equity affiliates[2]	682	4	29	74	209	(12)	986
Net gain/(loss) on fixed asset disposals			25		(42)	(17)	
Net ordinary income (before tax)	**1,131**	**581**	**1,158**	**772**	**221**	**(878)**	**2,985**
Integration-related costs		(8)	(41)	(313)		(151)	(513)
Extraordinary items	(17)	1	(3)	(25)	(1)	54	9
Tax	(175)	(216)	(358)	(109)	(7)	298	(567)
Net charge to/(write-back from) Fund for General Banking Risks		2	(5)	8		126	131
Net income before goodwill amortisation	**939**	**360**	**751**	**333**	**213**	**(551)**	**2,045**

(1) The above analysis was derived in part from management information systems.
(2) Details of the operations and contribution of the Regional Banks and their subsidiaries to French retail banking are provided in Note 37.2.1 (€ 630 million), Credit Lyonnais group: € 52 million).
(3) The goodwill of Crédit Lyonnais will be allocated by business line by 31 December 2004; this is why the breadown by business line cannot be provided down to the net income.

Note 37.2 • Net income before goodwill amortisation at 31 December 2002 by business line[1][3]

(in millions of euros)	French retail banking	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	**791**	**1,520**	**2,422**	**503**	**93**	**5,329**
Operating expenses	(466)	(839)	(1,858)	(353)	(413)	(3,929)
Gross operating income	**325**	**681**	**564**	**150**	**(320)**	**1,400**
Risk-related costs	(103)	(11)	(171)	(133)	211	(207)
Net operating income	**222**	**670**	**393**	**17**	**(109)**	**1,193**
Share in net income/(loss) of equity affiliates[2]	464	3	52	(17)	(26)	476
Net gain/(loss) on fixed asset disposals			32	(33)	(73)	(74)
Net ordinary income (before tax)	**686**	**673**	**477**	**(33)**	**(208)**	**1,595**
Extraordinary items	2	(6)	(28)	(55)	(47)	(134)
Tax	(84)	(199)	(117)	(5)	193	(212)
Net charge to/(write-back from) Fund for General Banking Risks	(1)	(2)	5	(4)	100	98
Net income before goodwill amortisation	**603**	**466**	**337**	**(97)**	**38**	**1,347**

(1) The above analysis was derived in part from management information systems.
(2) Details of the operations and contribution of the Regional Banks and their subsidiaries to French retail banking are provided in Note 37.2.1.
(3) Banking logistics operations are recorded under 'Proprietary asset management and other activities', whereas in previous years they were allocated to each of the business lines concerned.

Note 37.2 • Net ordinary income (before tax) at 31 December 2001 by business line[1]

(in millions of euros)	French retail banking	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Own investments and other activities	Total business lines
Net banking income	**813**	**1,532**	**2,712**	**884**	**657**	**6,598**
Operating expenses	(495)	(802)	(2,013)	(647)	(393)	(4,350)
Gross operating income	**318**	**730**	**699**	**237**	**264**	**2,248**
Risk-related costs	(100)	(1)	(161)	(272)	168	(366)
Net operating income	**218**	**729**	**538**	**(35)**	**432**	**1,882**
Share in net income/(loss) of equity affiliates	16	2	56	229	2	305
Net gain/(loss) on fixed asset disposals					34	34
Net ordinary income (before tax)	**234**	**731**	**594**	**194**	**468**	**2,221**

(1) The above analysis was derived in part from management information systems.

Note 37.2.1 • French retail banking – Operations and contribution of Regional Banks and their subsidiaries

(in millions of euros)	31/12/03	31/12/02
Net banking income	**11,040**	**10,318**
Operating expenses	(6,359)	(6,248)
Gross operating income	**4,681**	**4,070**
Risk-related costs	(851)	(535)
Net operating income	**3,830**	**3,535**
Net gain/(loss) on fixed asset disposals	(56)	(39)
Net ordinary income (before tax)	**3,774**	**3,496**
Extraordinary items	(134)	(130)
Tax	(1,269)	(960)
Charge to Fund for General Banking Risks	83	(265)
Aggregate reported net income of consolidated Regional Banks	**2,454**	**2,141**
Aggregate reported net income of consolidated Regional Banks' subsidiaries	**46**	**44**
Consolidation restatements and eliminations	75	(136)
Consolidated net income of equity affiliates (100%)	**2,575**	**2,049**
Consolidated net income of equity affiliates (25%)	**644**	**512**
Consolidation restatements and eliminations	(97)	(89)
Gain on increase in share of Regional Banks' retained earnings	2	41
Gain on increase in share of Regional Banks' profit[1]	81	
Share in net profit/(loss) of affiliates	**630**	**464**

(1) Difference between dividends actually paid by the Regional Banks to Crédit Agricole S.A. and dividends calculated on the basis of Crédit Agricole S.A.'s percentage ownership of the Regional Banks.

Note 37.3 • Net profit before goodwill amortisation by geographical region [1]

(in millions of euros)	31/12/03													31/12/02	31/12/01
	Net banking income	Operating expenses	Gross operating income	Risk-related costs	Operating income	Share in net profit/(loss) of equity affiliates	Net gain on fixed asset disposals	Net ordinary income (before tax)	Integration-related costs	Extraordinary items	Tax	Net charge to/(write-back from) Fund for General Banking Risks	Net income before goodwill amortisation	Net income before goodwill amortisation	Net income before minorities
France (including overseas departments and territories)	6,096	(4,543)	1,553	(596)	957	780	(23)	1,714	(487)	53	(345)	132	1,067	1,202	1,823
Other European Economic Area countries	1,365	(838)	527	(57)	470	137	(5)	602	(6)	(11)	(100)	(1)	484	(3)	442
Rest of Europe	488	(284)	204	(53)	151	1	(1)	151	(12)	(2)	(48)	0	89	90	103
North America	672	(327)	345	(108)	237	0	7	244	(2)	(11)	(23)	0	208	11	(165)
Central and South America	255	(167)	88	(25)	63	5	2	70	0	(2)	(23)	0	45	(76)	(63)
Africa and the Middle-East	374	(260)	114	1	115	63	0	178	0	(11)	(25)	0	142	84	82
Asia and Pacific (excluding Japan)	83	(65)	18	0	18	0	3	21	(6)	1	(3)	0	13	21	(24)
Japan	18	(12)	6	(1)	5	0	0	5	0	(8)	0	0	(3)	18	23
Total	9,351	(6,496)	2,855	(839)	2,016	986	(17)	2,985	(513)	9	(567)	131	2,044	1,347	2,221

(1) The above analysis was derived in part from management information systems

Note 38 • Insurance activities

As required by French law, the group applies the specific accounting policies and valuation methods applicable to insurance business as set out in the French Insurance Code.

Note 38.1 • Insurance companies' investments

(in millions of euros)	31/12/03			31/12/02			31/12/01		
	Gross book value	Net book value	Net fair value	Gross book value	Net book value	Net fair value	Gross book value	Net book value	Net fair value
1. Property investments (incl. assets in progress)	3,115	3,100	3,442	2,400	2,390	2,546	2,076	2,066	2,154
2. Equities and other variable-income securities other than mutual funds	3,781	3,726	3,738	3,128	3,102	2,623	2,717	2,716	3,342
3. Mutual funds other than those in category 4 (below)	8,886	8,884	8,471	5,773	5,773	4,872	4,182	4,182	4,551
4. Mutual funds invested exclusively in fixed-income securities	8,275	8,275	9,696	8,036	8,036	9,367	6,425	6,425	7,605
5. Bonds and other fixed-income securities	88,282	88,944	94,299	61,475	60,811	65,390	58,796	58,164	60,947
6. Mortgage loans	4	4	4	6	6	6	6	6	6
7. Other loans and similar items	422	422	422	169	169	169	131	131	131
8. Deposits with ceding companies	2	2	2						
9. Other deposits, cash collateral deposits and other investments	1,559	1,559	1,657	130	130	138	596	593	608
10. Assets backing unit-linked busines	13,730	13,731	13,731	6,138	6,138	6,138	6,762	6,762	6,762
Total	**128,056**	**128,647**	**135,462**	**87,255**	**86,555**	**91,249**	**81,691**	**81,045**	**86,106**
Consolidation restatements		**(1,359)**			**(1,650)**			**(1,655)**	
Net book value		**127,288**			**84,905**			**79,390**	

Consolidated financial statements

Note 38.2 • Other insurance-related assets

(in millions of euros)

	31/12/03			31/12/02			31/12/01		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Assets connected with direct insurance business	337	234	571	311	155	466	263	124	387
Assets connected with reinsurance business	207	163	370	1	148	149	0	121	121
Deferred acquisition costs	4	49	53		25	25		22	22
Technical reinsurance valuations			0			0			0
Unrealised foreign exchange gains			0	1		1	2	0	2
Other assets			0			0			0
Total	**548**	**446**	**994**	**313**	**328**	**641**	**265**	**267**	**532**
Consolidation restatements			**(5)**						
Net book value			**989**			**641**			**532**

Note 38.3 • Analysis of insurance companies' technical reserves

(in millions of euros)

	31/12/03			31/12/02			31/12/01		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Unearned premiums reserve	2	326	328		239	239		204	204
Life reserve	104,062		104,062	74,274		74,274	67,845		67,845
Claims reserve	1,167	816	1,983	814	417	1,231	818	336	1,154
With-profits reserve	2,440	63	2,503	1,814	62	1,876	1,326	49	1,375
Equalisation reserves	23	8	31	11	6	17	22	4	26
Other technical reserves	45	415	460	1	377	378	2	311	313
Total excluding unit-linked technical reserves	**107,739**	**1,628**	**109,367**	**76,914**	**1,101**	**78,015**	**70,013**	**904**	**70,917**
Unit-linked technical reserves	13,702		13,702	6,139		6,139	6,770		6,770
Total technical reserves – gross	**121,441**	**1,628**	**123,069**	**83,053**	**1,101**	**84,154**	**76,783**	**904**	**77,687**
Reinsurers' share in technical reserves	(252)	(137)	(389)	(84)	(60)	(144)	(65)	(36)	(101)
Net technical reserves	**121,189**	**1,491**	**122,680**	**82,969**	**1,041**	**84,010**	**76,718**	**868**	**77,586**

Contracts written on the Group's behalf to match its employee liabilities represent less than 1% of total technical reserves.

Note 38.4 • Other insurance-related liabilities

(in millions of euros)

	31/12/03			31/12/02			31/12/01		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Liabilities for cash deposits received from ceding companies against technical insurance commitments	2	2	4						
Liabilities connected with direct insurance business	386	113	499	212	52	264	184	33	217
Liabilities connected with reinsurance business	244	201	445	11	206	217	4	155	159
Technical reinsurance valuations						0			0
Deferred reinsurance commission income					0			0	
Unrealised foreign exchange gains	2		2	1		1	1		1
Total	**634**	**316**	**950**	**224**	**258**	**482**	**189**	**188**	**377**
Consolidation restatements			**(1)**			**(1)**			
Total			**949**			**481**			**377**

Note 38.5 • Breakdown of gross margin on insurance activities

(In millions of euros)

	31/12/03			31/12/2002			31/12/2001		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Gross premiums	12,739	1,073	13,812	9,501	801	10,302	9,276	677	9,953
Less: reinsurance premiums	(152)	(70)	(222)	(12)	(49)	(61)	(11)	(34)	(45)
Net premiums	**12,587**	**1,003**	**13,590**	**9,489**	**752**	**10,241**	**9,265**	**643**	**9,908**
Investment income	5,283	74	5,357	4,839	57	4,896	4,217	48	4,265
Adjustments related to unit-linked business (capital gains)	1,817		1,817	7		7	11		11
Other technical income and gains			0			0			0
Underwriting and investment income	**19,687**	**1,077**	**20,764**	**14,335**	**809**	**15,144**	**13,493**	**691**	**14,184**
Claims	(5,626)	(518)	(6,144)	(4,736)	(422)	(5,158)	(4,254)	(366)	(4,620)
Less reinsurance	146	23	169		12	12	6	22	28
Net claims	**(5,480)**	**(495)**	**(5,975)**	**(4,736)**	**(410)**	**(5,146)**	**(4,248)**	**(344)**	**(4,592)**
Charges related to technical reserves	(6,601)	(124)	(6,725)	(2,812)	(133)	(2,945)	(3,579)	(118)	(3,697)
Less reinsurer's share in charges related to technical reserves	(37)	22	(15)	11	7	18	4	(10)	(6)
Net charges related to technical reserves	**(6,638)**	**(102)**	**(6,740)**	**(2,801)**	**(126)**	**(2,927)**	**(3,575)**	**(128)**	**(3,703)**
With-profits provision	(4,662)	(56)	(4,718)	(3,421)	(62)	(3,483)	(3,284)	(50)	(3,334)
Costs connected with investments	(406)	(8)	(414)	(833)	(9)	(842)	(547)	(9)	(556)
Adjustments related to unit-linked business (losses)	(922)		(922)	(1,485)		(1,485)	(919)		(919)
Other technical expense and losses			0			0			0
Underwriting and investment expense	**(18,108)**	**(661)**	**(18,769)**	**(13,276)**	**(607)**	**(13,883)**	**(12,573)**	**(531)**	**(13,104)**
Gross margin on insurance activities	**1,579**	**416**	**1,995**	**1,059**	**202**	**1,261**	**920**	**160**	**1,080**
Consolidation restatements			**(32)**			**(7)**			**115**
Gross margin on insurance activities			**1,963**			**1,254**			**1,195**

Crédit Agricole Group insurance companies own securities issued by other Group companies in their investment portfolios. These securities and related income are eliminated from the consolidated financial statements. In order to present a realistic economic view of insurance activities in the consolidated statement of income, the income (€51 million) from these securities has been written back to the gross margin on insurance activites, to reflect interest income.

Note 39 • Integration-related costs

(In millions of euros)

	31/12/03		
	Costs provided for in the year	Costs expensed in the year	Total
Costs charged to income	**308**	**205**	**513**
o/w:			
• Synergy-related costs	304	70	374
• Other integration-related costs	4	135	139
Synergy-related costs charged to shareholders' equity (identifiable liabilities)	**532**	**0**	**532**
Total synergy-related costs	**836**	**70**	**906**
o/w:			
Staff costs	611	15	626
Information systems costs	56	0	56
Property-related costs	101	1	102
Other	68	54	122
	836	70	906

The integration will lead to cost savings or 'synergies', by combining business operations, spreading investment costs, pooling resources, sharing fixed costs, etc.

To achieve these objectives, specific action has been or will be taken, the nature and cost of which is presented above.

Other integration-related costs include costs incurred by the merger which are not directly synergy-generating, such as fees charged by advisory banks borne by Crédit Lyonnais.

Consolidated financial statements

Statutory auditors' report
on the consolidated financial statements

Year ended 31 December 2003

This is a free translation into English of the statutory auditors'report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors'report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.
This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In compliance with the assignment entrusted to us by your Shareholders' general meeting, we have audited the accompanying consolidated financial statements of Crédit Agricole S.A. for the year ended 31 December 2003.

These consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies as of 31 December 2003, in accordance with the accounting rules and principles applicable in France.

Without qualifying our opinion expressed above, we draw attention to the matters discussed in note 2.1 to the financial statements concerning:

- the change in accounting method resulting from application of the preferred method of treatment of deferred expenses incurred in the issuance of debts represented by a security with effect from 1 January 2003
- the change in accounting method resulting from application of CRC Regulation 2002-03 on accounting for credit risks by institutions regulated by the *Comité de la Réglementation Bancaire et Financière*,
- the change in accounting method resulting from application of CRC Regulation 2002-10 on depreciation and impairment of assets for banking and insurance activities.

II. Justification of our assessments

In accordance with the requirements of Article L. 225-235 of the French Company Law (*Code de Commerce*) relating to the justification of our assessments, introduced by the Financial Security Act of 1 August 2003 and which came into effect for the first time this year, we bring to your attention the following matters:

- As indicated in note 2.1 to the financial statements, the Group establishes provisions to cover the credit risks inherent in its activities. We reviewed the processes that the management uses to identify and evaluate these risks and determine the necessary amount of provisions.

- As indicated in note 2.1 to the financial statements, the Group uses internal valuation models to value financial instruments that are not traded on organised markets. We reviewed the validation procedures used to determine the parameters of these models and factor in the risks associated with such instruments.
- As indicated in note 1.2 to the financial statements, as part of the first-time consolidation of the Crédit Lyonnais group, the Group conducted a preliminary review of the asset, liability and off-balance-sheet items of the Crédit Lyonnais group that led it to harmonise the accounting methods used, book a provision for costs related to the business combination, and recognise an intangible asset representing the value of Crédit Lyonnais's retail banking business in France. The residual amount after recognition of these items was booked as goodwill and is amortised over 20 years. We reviewed the assumptions used to value these assets and liabilities and verified that the valuations are based on documented methods.

As a customary part of the process of drawing up the financial statements, the Group made a number of significant accounting estimates, notably on the valuation of non-consolidated participating interests, the recoverability of deferred tax assets, and the valuation of goodwill and pension obligations appearing on the balance sheet. We reviewed the assumptions used and verified that these accounting estimates are based on documented methods that conform to the principles set forth in notes 2.1 and 2.2 to the financial statements. Our assessment of the reasonable nature of these estimates was made on these bases.

The assessments were made in the context of our audit of the consolidated financial statements taken as a whole and therefore contributed to the formation of the unqualified opinion expressed in the first part of our report.

III. Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the Group management report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements

21 April 2004

The Statutory Auditors

CABINET ALAIN LAINÉ

BARBIER FRINAULT & AUTRES
ERNST & YOUNG

Alain Lainé

Valérie Meeus

Valuation methods for company liabilities

Valuations have been conducted by external actuaries. The methods and criteria used are consistent with CNC recommendation 2003-R-01. Crédit Agricole S.A. and Crédit Lyonnais S.A. have harmonised the criteria used to calculate liabilities, notably the discount rate. The Group will continue its efforts to achieve complete harmonisation in 2004.

	Entity		
	Crédit Agricole S.A.	Crédit Lyonnais	CAI
TYPE OF LIABILITY PROVISIONED		LUMP-SUM RETIREMENT BENEFITS (VESTED BENEFITS AT END-2003)	
Valuation criteria applied:			
Method	Projected credits*	Projected credits*	Projected credits*
Annual increase	4.00%	3.62% for executives; 2.21% for technicians	Growth curve per job category: 3 to 4% for executives; 2.50% for non-executives
Turnover rate	Under 30 years: 5.40% 30-34 years: 4.00% ; 35-39 years: 3.00% ; 40-49 years: 2.00% ; 50 years and over: 0.50%	Curve ranging from 23% at 20 years to 0% at 60 years	Curve ranging from 13% at 20 years to 0% at 56 years
Discount rate	5.25%	5.25%	4.60%
Social security rate	56%, excluding retirement at 65+ (pursuant to Fillon Act)	56%, excluding retirement at 65+ (pursuant to Fillon Act)	56%, excluding retirement at 65+ (pursuant to Fillon Act)

* Vested benefits at 31 December 2003, discounted to reflect usage over time.

Parent company financial statements

Crédit Agricole S.A. balance sheets

For the years ended 31 December 2003, 2002 and 2001

Assets (in millions of euros)	31/12/03	31/12/02	31/12/01
Cash, money market and interbank items	**36,637**	**47,328**	**56,727**
Cash, due from central banks and French postal system	211	3,826	633
Treasury bills and similar items	5,467	5,751	5,566
Due from banks	30,959	37,751	50,528
Crédit Agricole internal transactions	**157,718**	**149,978**	**141,697**
Customer-related items	**1,660**	**2,038**	**2,888**
Other loans	1,476	1,483	2,519
Customer current account receivables	184	555	369
Securities	**12,388**	**12,449**	**14,702**
Bonds and other fixed-income securities	8,350	7,097	8,094
Shares and other variable-income securities	4,038	5,352	6,608
Investments, bank premises and equipment	**43,234**	**23,788**	**22,006**
Investments and other long-term equity investments	11,388	13,971	12,646
Investments in subsidiary and affiliated companies	31,645	9,610	9,136
Intangible assets, bank premises and equipment	201	207	224
Treasury shares	**38**	**11**	**–**
Other assets, sundry accounts and prepaid expenses	**15,160**	**14,929**	**14,918**
Other assets	6,768	6,531	5,772
Sundry accounts and prepaid expenses	8,392	8,398	9,146
Total assets	**266,835**	**250,521**	**252,938**

Crédit Agricole S.A. statements of off-balance sheet commitments

For the years ended 31 December 2003, 2002 and 2001

(in millions of euros)	31/12/03	31/12/02	31/12/01
Guarantees and commitments given	**19,516**	**22,109**	**36,398**
Financing commitments given	**6,880**	**7,249**	**9,658**
Commitments to banks and credit institutions	4,801	5,545	7,869
Commitments to Crédit Agricole entities	1,808	1,065	1,537
Commitments to customers	271	639	252
Guarantees given	**12,636**	**14,860**	**26,649**
Guarantees to banks and credit institutions	8,460	10,424	22,191
Guarantees to Crédit Agricole entities	3,759	4,014	4,409
Guarantees to customers	417	422	49
Commitments on securities	**–**	**–**	**91**

Liabilities and shareholders' equity

(in millions of euros)	31/12/03	31/12/02	31/12/01
Money market and interbank items	**18,768**	**20,163**	**24,658**
Due to central banks and current accounts with French postal system	-	-	5
Due to banks	18,768	20,163	24,653
Crédit Agricole internal transactions	**13,518**	**18,951**	**24,056**
Customer-related items	**160,539**	**151,865**	**147,489**
Special savings schemes	151,907	142,346	136,033
Other accounts	8,632	9,519	11,456
Debts represented by a security	**21,256**	**22,994**	**22,466**
Miscellaneous sundry accounts and liabilities	**14,198**	**13,677**	**13,562**
Other liabilities	2,836	2,484	2,856
Sundry accounts and unearned income	11,362	11,193	10,706
Reserves and subordinated debt	**17,173**	**9,163**	**7,373**
General reserves for expenses and losses	1,186	1,311	1,731
Subordinated debt	15,987	7,852	5,642
Fund for General Banking Risks	**1,335**	**1,463**	**1,563**
Shareholders' equity excluding FGBR	**20,048**	**12,245**	**11,771**
Share capital	4,421	2,917	2,917
Additional paid-in capital	12,260	5,954	5,954
Reserves	2,599	2,361	1,851
Retained earnings	153	-	-
Regulated reserves and investment grants	4	5	4
Net income for the year	611	1,008	1,045
Total liabilities	**266,835**	**250,521**	**252,938**

(in millions of euros)	31/12/03	31/12/02	31/12/01
Guarantees and commitments received	**4,293**	**4,632**	**3,439**
Financing commitments received	**4,158**	**4,433**	**3,137**
Commitments from banks and credit institutions	379	91	112
Commitments from Crédit Agricole entities	3,779	4,342	3,025
Guarantees received	**135**	**195**	**297**
Guarantees from banks and credit institutions	115	172	243
Guarantees from Crédit Agricole entities	5	6	6
Guarantees from other organisations	15	17	48
Securities transactions	**-**	**4**	**5**

Crédit Agricole S.A. statements of income

For the years ended 31 December 2003, 2002 and 2001

(in millions of euros)	31/12/03	31/12/02	31/12/01
Net interest income	**374**	**657**	**821**
Income from variable-income securities	**1,440**	**960**	**689**
Net commission and fee income	**(890)**	**(868)**	**(918)**
Net income from financial transactions	**(109)**	**185**	**514**
Other net banking income	**(57)**	**–**	**4**
Net banking income	**758**	**934**	**1,110**
Operating expenses	**(345)**	**(350)**	**(333)**
Personnel costs	(165)	(155)	(158)
Other operating expenses	(159)	(172)	(152)
Depreciation and amortisation	(21)	(23)	(23)
Gross operating income	**413**	**584**	**777**
Risk-related costs	**(44)**	**173**	**(28)**
Net operating income	**369**	**757**	**749**
Net income (loss) on fixed assets	**(226)**	**(202)**	**(218)**
Pre-tax ordinary income	**143**	**555**	**531**
CA/CL integration-related costs	(79)	0	0
Net extraordinary items	(14)	(8)	567
Corporate income tax	432	362	(16)
Net allocation to the Fund for General Banking Risks and regulated reserves	129	99	(37)
Net income	**611**	**1,008**	**1,045**

Extracts from Note 2 – Accounting Policies and Consolidation Methods

The main changes in accounting methods with respect to the previous year are as follows:

As of 1 January 2003, Crédit Agricole S.A. has applied CRC Regulation 2002-03 of 12 December 2002 on the accounting treatment of credit risk by companies governed by the CRBF, along with the various statements and opinions issued by the CNC's Comité d'Urgence (urgent issues task force):

- CNC statement of 21 November 2003 on the accounting treatment of loans restructured on off-market terms;
- CNC Comité d'Urgence opinion 2003-G of 18 December 2003 on the transfer of doubtful debts to bad debts as set out in CRC Regulation 2002-03.

Since 1 January 2003, Crédit Agricole S.A. has applied the benchmark consolidation method for bond issue expenses, which requires their deferral over the life of the securities issued. The impact of this change in method amounts to €118 million, and has been booked to shareholders' equity.

Changes in shareholders' equity

(in millions of euros)

	Share capital	Additional paid-in capital, reserves and retained earnings	Regulated reserves and investment grants	Total shareholders' equity
At 31 December 2000	**2,241**	**6,557**	**3**	**8,801**
Dividends paid in respect of 2000		(409)		(409)
Change in share capital[1]	676			676
Change in share issue premiums[2]		1,657		1,657
Net income for 2001		1,045		1,045
Other changes			1	1
At 31 December 2001	**2,917**	**8,850**	**4**	**11,771**
Dividends paid in respect of 2001		(535)		(535)
Change in share capital[1]				
Change in share issue premiums[2]				
Net income for 2002		1,008		1,008
Other changes			1	1
At 31 December 2002	**2,917**	**9,323**	**5**	**12,245**
Dividends paid in respect of 2002		(729)		(729)
Change in share capital[1]	1,504			1, 504
Change in share issue premiums[2]		6,306		6,306
Allocation of 2000 net income				0
Net income for 2003		611		611
Other changes[3]		112	(1)	111
At 31 December 2003	**4,421**	**15,623**	**4**	**20,048**

(1) Breakdown of changes in share capital by origin	31/12/01	31/12/02	31/12/03
Payment of dividends in shares	77	-	-
Capital increase for cash	51	-	445
Capital increase by asset contribution	548	-	1,059

(2) Breakdown of changes in share premiums by origin	31/12/01	31/12/02	31/12/03
Payment of dividends in shares	331	-	-
Capital increase for cash	134	-	1,860
Capital increase by asset contribution	1,192	-	4,446

(3) Other changes during 2003: € 118 million arising on the transfer to retained earnings of the impact of the change in method of accounting for bond issue expenses.

Parent company financial statements

Investments in subsidiaries and affiliates

Name and adress		Currency	Share capital	Retained earnings and other reserves	% ownership	Book value of investments		Loans and advances outstanding granted by CA S.A.	Guarantees and endorsements given by CA S.A.	Revenues for the year to 31/12/03	Net income for the year to 31/12/03	Dividends received by CA S.A during the year
			(in millions of local currency units)			(in millions of euros)		(in millions of euros)				
			31/12/03	31/12/03	31/12/03	Gross	Net					
I INVESTMENTS WHOSE BOOK VALUE EXCEEDS 1% OF CRÉDIT AGRICOLE S.A.'S SHARE CAPITAL												
1° Banking subsidiaries (more than 50% owned)						**24,391**	**24,078**					
Banco Bisel	Bartolome Mire 602 2000 Rosario Santa Fe (Argentina)	Pesos	N.A.	N.A.	100.0	237	-	-	-	N.A.	N.A.	-
CA Preferred Funding LLC	C/O Crédit Agricole Indosuez 666 Third Avenue NY 10017 (USA)	USD	2,932	-	67.0	108	108	-	-	105	99	-
CL de Développement de la Corse	Avenue Napoléon III 20193 Ajaccio (France)	Euros	99	-	99.8	99	23	-	-	-	-	-
Crédit Lyonnais	18, Rue de la République 69000 Lyon (France)	Euros	1,833	6,546	94.8	17,896	17,896	139	-	7,145	591	265
Finaref SA	6, Rue Emile Moreau 59100 Roubaix (France)	Euros	14	327	75.5	1,715	1,715	262	93	879	104	-
Foncaris	91/93, Boulevard Pasteur 75015 Paris (France)	Euros	225	106	100.0	320	320	-	-	51	31	28
Idia Participations	100, Boulevard du Montparnasse 75014 Paris (France)	Euros	144	100	78.2	185	185	-	-	14	9	2
Crédit Agricole Indosuez	9, quai Paul Doumer 92400 Courbevoie (France)	Euros	1,137	3,193	93.5	2,805	2,805	2,258	2	2,645	552	233
Finaref Group AB	Box 932 501 10 Boras (Sweden)	SeK	N.S.	16	75.5	204	204	-	-	51	18	-
Lukas SA	pL Orlat LWOWSKICH 1, 53 605 Wroclaw (Poland)	Zlotis	1	174	19.3	90	90	-	19	36	2	-
Segespar	90 Boulevard Pasteur Immeuble Cotentin 75015 Paris Cedex (France)	Euros	8	824	94.0	589	589	74	-	81	103	49
Ucabail	128-130, Boulevard Raspail 75288 Paris Cedex 06 (France)	Euros	55	217	100.0	143	143	4,508	16	181	23	20
2° Banking affiliates (10-50% owned)						**9,829**	**9,778**					
Banca Intesa Spa	Piazza Paolo Ferrari 10, 20121 Milano (Italy)	Euros	3,561	10,318	16.1	3,089	3,038	-	-	15,121	1,214	79
Crédit Logement	50, Boulevard Sébastopol 75003 Paris (France)	Euros	844	53	16.5	193	193	-	68	N.C.	44	7
CR Alpes Provence	25 chemin des trois Cyprés 13037 Aix en Provence Cedex 2 (France)	Euros	161	642	25.0	210	210	4,280	-	574	70	5
CR Alsace Vosges	1, place de la Gare BP 440 67008 Strasbourg Cedex (France)	Euros	112	485	25.0	131	131	3,418	-	356	54	4
CR Anjou et Maine	40, rue Prémartine 72000 Le Mans (France)	Euros	283	926	25.0	234	234	5,183	-	632	74	5
CR Aquitaine	304, boulevard du Président Wilson 33076 Bordeaux Cedex (France)	Euros	111	1,350	25.0	310	310	5,001	-	682	176	9
CR Atlantique Vendée	Route de Paris 44949 Nantes (France)	Euros	152	786	25.1	196	196	5,318	1	633	70	5
CR Brie	24, avenue du Maréchal Foch 77101 Meaux (France)	Euros	77	403	25.0	107	107	2,828	-	340	42	4
CR Calvados	15, esplanade Brillaud de Laujardière 14050 Caen Cedex (France)	Euros	67	177	25.0	53	53	1,500	-	193	23	2
CR Centre France	3, avenue de la Libération 63045 Clermond Ferrand Cedex 9 (France)	Euros	139	1,295	25.0	318	318	5,402	-	768	140	9

Name and adress		Currency	Share capital (in millions of local currency units)	Retained earnings and other reserves (in millions of local currency units)	% ownership (in millions of local currency units)	Book value of investments (in millions of euros)		Loans and advances outstanding granted by CA S.A. (in millions of euros)	Guarantees and endorsements given by CA S.A. (in millions of euros)	Revenues for the year to 31/12/03 (in millions of euros)	Net income for the year to 31/12/03 (in millions of euros)	Dividends received by CA S.A during the year (in millions of euros)
			31/12/03	31/12/03	31/12/03	Gross	Net					
CR Centre Loire	8, allée des collèges 18920 Bourges cedex	Euros	177	746	25.0	182	182	4,691	-	571	75	4
CR Centre Ouest	29, boulevard de Vanteaux BP 509 87044 Limoges cedex	Euros	54	377	25.0	89	89	2,201	-	260	34	2
CR Centre Est	1, rue Pierre de Truchis de Lays 69541 Champagne au Mont d'Or	Euros	153	1,350	25.0	323	323	6,756	-	917	108	6
CR Champagne Bourgogne	269, faubourg Croncels 10000 Troyes	Euros	247	479	25.0	114	114	4,077	-	508	48	4
CR Charente Périgord	rue d'Épagnac BP21 16800 Soyaux	Euros	163	252	25.0	77	77	2,351	-	310	37	2
CR Charente-Maritime - Deux Sèvres	12, boulevard Guillet-Maillet 17100 Saintes	Euros	103	530	25.0	130	130	3,754	-	445	49	3
CR Côte d'Armor	La Croix Tual 22440 Ploufragan	Euros	96	428	25.0	118	118	2,804	-	330	72	3
CR des Savoie	PAE Les Glaisins 4, av. du Pré Félin 74985 Annecy cedex 09	Euros	200	442	25.0	152	152	6,059	2	602	77	4
CR Finistère	7, route du Loch 29555 Quimper cedex 9	Euros	135	511	25.0	135	135	3,432	-	426	43	3
CR Franche-Comté	11, avenue Élisée Cusenier 25084 Besançon cedex 9	Euros	138	367	25.0	109	109	3,176	-	371	47	3
CR Gard	408, chemin du Mas de Cheylon 30000 Nîmes	Euros	88	248	25.0	77	77	1,921	-	287	39	2
CR Ille-et-Vilaine	19, rue du Pré Perché BP 2025X 35040 Rennes cedex	Euros	110	465	25.0	121	121	3,440	-	352	43	3
CR Loire Haute-Loire	94, rue Bergson 42000 Saint-Étienne	Euros	134	576	25.0	131	131	2,775	-	546	59	3
CR Lorraine	56-58, avenue André Malraux 57000 Metz	Euros	53	428	25.0	115	115	3,271	-	393	59	3
CR Midi	Avenue du Montpelleret-Maurin 34 977 Lattes cedex	Euros	104	642	25.0	162	162	3,695	-	510	68	4
CR Morbihan	Avenue de Kéranguen 56956 Vannes cedex 9	Euros	77	340	25.0	92	92	2,908	-	354	37	2
CR Nord-Est	25, rue Libergier 51100 Reims	Euros	172	1,012	23.6	252	252	5,490	-	709	83	5
CR Normand	Avenue de Paris 50000 Saint-Lô	Euros	84	630	25.0	152	152	3,387	-	402	61	4
CR Normandie Seine	Cité de l'agriculture BP 800 76230 Bois-Guillaume cedex	Euros	82	607	25.0	162	162	3,687	1	470	55	3
CR Oise	18, rue d'Allonne 60000 Beauvais	Euros	111	440	25.0	178	178	2,176	-	278	39	3
CR Paris et Île-de-France	26, quai de la Râpée 75012 Paris	Euros	58	1,488	25.0	488	488	8,173	-	1,222	240	13
CR Nord de France	10, avenue Foch 59800 Lille	Euros	149	1,310	25.6	378	378	6,454	-	841	128	10
CR Provence Côte d'Azur	Avenue Paul Arène les Négadis 83002 Draguignan	Euros	74	682	25.0	166	166	3,880	-	580	64	4
CR Pyrénées Gascogne	11, boulevard du Président Kennedy BP 329 65003 Tarbes cedex	Euros	79	521	25.0	139	139	3,744	-	499	55	3
CR Quercy Rouergue	53, rue Gustave Larroumet BP 29 46021 Cahors cedex	Euros	69	383	25.0	101	101	2,611	-	311	49	3
CR Réunion	Parc Jean de Cambiaire 97462 Saint-Denis cedex	Euros	47	277	25.0	73	73	1,329	-	198	24	2
CR Somme	500, rue Saint Fuscien 80095 Amiens cedex 3	Euros	105	296	25.0	106	106	1,938	-	232	24	2
CR Sud Alliance	219, avenue François Verdier 81000 Albi cedex	Euros	72	293	25.0	80	80	2,104	-	262	35	2

Name and adress		Currency	Share capital	Retained earnings and other reserves	% ownership	Book value of investments		Loans and advances outstanding granted by CA S.A.	Guarantees and endorsements given by CA S.A.	Revenues for the year to 31/12/03	Net income for the year to 31/12/03	Dividends received by CA S.A during the year
			(In millions of local currency units)			(In millions of euros)		(In millions of euros)				
			31/12/03	31/12/03	31/12/03	Gross	Net					
CR Sud Méditerranée	30, rue Pierre Bretonneau 66000 Perpignan	Euros	25	273	25.8	66	66	1,716	-	227	31	2
CR Sud Rhône-Alpes	15-17, rue Paul Claudel BP 67 38041 Grenoble cedex 09	Euros	101	560	25.0	138	138	4,354	-	513	60	3
CR Toulouse et Midi Toulousain	6-7, place Jeanne d'Arc 31000 Toulouse	Euros	133	396	25.0	110	110	2,569	-	330	36	2
CR Touraine et Poitou	18, rue Salvador Allende 86000 Poitiers	Euros	143	581	25.0	168	168	3,222	-	416	63	4
CR Val de France	1, rue Daniel Boutet 28000 Chartres	Euros	71	440	25.0	104	104	2,573	1	326	33	2
3° Other subsidiaries (over 50% owned)						**6,032**	**5,899**					
CA Bourse	91/93, boulevard Pasteur 75015 Paris	Euros	44	310	99.5	262	262	-	-	3	130	2
CA Deveurope BV	C/o Corporate Services-Olympic Plaza Fred. Roeskestraat 123, 1076 EE - Amsterdam (Netherlands)	Euros	6	580	100.0	594	594	-	-	-	(2)	-
Delfinances	91/93, boulevard Pasteur 75015 Paris	Euros	151	26	100.0	171	171	-	-	15	2	10
Financière Lapérouse	46, rue de Bassano 75008 Paris	Euros	592	11	77.2	457	457	-	-	36	23	22
Fire CA	91/93, boulevard Pasteur 75015 Paris	Euros	152	-	51.0	78	57	-	-	-	(1)	-
Pacifica	91/93, boulevard Pasteur 75015 Paris	Euros	112	6	60.0	72	72	-	-	224	17	7
Predica	50-56, rue de la Procession 75015 Paris	Euros	370	1,773	100.0	1,842	1,842	-	6,098	1,211	328	285
Sacam (Sacam I, 2, 3, Sofinco)	91/93, boulevard Pasteur 75015 Paris	Euros	1,579	535	100.0	1,519	1,519	4,024	-	1,046	148	90
Sefa	91/93, boulevard Pasteur 75015 Paris	Euros	67	1	100.0	67	67	-	-	-	3	-
Sopar	91/93, boulevard Pasteur 75015 Paris	Euros	43	13	100.0	75	75	-	-	5	5	3
U.I.	100, boulevard du Montparnasse 75014 Paris	Euros	408	213	100.0	724	724	-	-	102	70	71
Unifica	91/93, boulevard Pasteur 75015 Paris	Euros	40	12	100.0	171	59	-	-	11	6	5
4° Other affiliates (10-50% owned)						**930**	**669**					
Bespar	rua Saõ Bernardo 62, 1200 Lisbonne (Portugal)	Euros	683	270	22.9	272	255	-	-	36	29	6
Rue Impériale	49, rue de la République 69002 Lyon	Euros	25	1,262	29.0	591	348	-	-	N.C.	5	4
SCI Société Immobilière de La Seine	91/93, boulevard Pasteur 75015 Paris	Euros	129	0	45.5	67	66	-	-	-	3	-
OTHER INVESTMENTS (BOOK VALUE LESS THAN 1% OF THE SHARE CAPITAL OF CRÉDIT AGRICOLE S.A.)						1,084	947					
Banking subsidiaries						346	308					
Banking affiliates						467	456					
Other subsidiaries						164	96					
Other affiliates						107	88					
Total investments in subsidiaries and affiliates and other long-term investments						**42,266**	**41,371**					
Advances and accrued income						1,673	1,662					
Net book value						**43,939**	**43,033**					

Legal and administrative information

General information

Company information

Registered name and registered office

The company's registered name is **Crédit Agricole S.A.** Prior to the extraordinary general meeting of shareholders held on 29 November 2001, its registered name was Caisse Nationale de Crédit Agricole (acronym CNCA). Its registered office is at 91-93, boulevard Pasteur, 75015 Paris, France. Company documents and information may be consulted at the registered office.

Registration number

The company is registered at the Paris Trade and Companies Registry under registration number 784 608 416.
APE Code: 651 D.

Financial year

The company's financial year begins on 1 January and ends on 31 December each year.

Date of incorporation and term

The company is the result of the transformation of Caisse Nationale de Crédit Agricole (CNCA) from a French public industrial and commercial establishment to a '*société anonyme*' (public limited company), pursuant to law no. 88-50 of 18 January 1988 on the mutualisation of Caisse Nationale de Crédit Agricole.
Its terms ends on 31 December 2086, unless extended or wound up before that date by extraordinary resolution of the shareholders.

Legal form and governing legislation

(Article 1 of the Articles of Association)

Crédit Agricole S.A. is a *société anonyme* with a Board of Directors, governed by ordinary company law and more specifically Book II of the *Code de Commerce*. It is also subject to the provisions of the *Code Monétaire et Financier*, and more specifically Articles L.512-47 et seq., the unrepealed provisions of old Book V of the *Code Rural* and law no. 88-50 of 18 January 1988 on the mutualisation of Caisse Nationale de Crédit Agricole.
Crédit Agricole S.A. became an authorised bank in the mutual and co-operative banks category on 17 November 1984, and as such is subject to oversight by the banking supervisory authorities, and more particularly the *Commission Bancaire*.

Since its listing on the *Premier Marché* of Euronext Paris, Crédit Agricole S.A. has also been subject to the prevailing stock market regulations, particularly with respect to public disclosure obligations.

Corporate object

(Article 3 of the Articles of Association)

Crédit Agricole S.A.'s corporate object is to facilitate and promote the activity and development of the Regional Banks and the Crédit Agricole Group. In furtherance of this object:

1. Crédit Agricole S.A. operates as a central financial institution and ensures that the Group acts as a single financial unit in its dealings with third parties, with a view to optimising the financial management of its funds and re-distributing the financial resources it collects. In this respect:
   - It collects and manages the excess deposits and savings of the Regional Banks, as well as savings collected by them on its behalf.
   - It grants facilities to the Regional Banks to help fund their medium and long-term loans, and ensures that maturity mismatching risks are covered on behalf of the company, its subsidiaries and the Regional Banks.
   - It implements the mechanisms for guaranteeing transactions by the Regional Banks.
   - It negotiates and enters into domestic and international agreements which may affect the credit of the Group.
   - It signs all national agreements with the government.
2. Crédit Agricole S.A. conducts any and all banking, financial, lending, equity investment, investment and related services within the meaning of the *Code Monétaire et Financier*, guarantee, arbitrage, brokerage and commission transactions, whether for its own account or for the account of others, without prejudice to the remit of the Regional Banks.
3. In accordance with the provisions of the *Code Monétaire et Financier*, as the central body of the Crédit Agricole Group, Crédit Agricole S.A. ensures the cohesion of the Group network, the proper operation of its constituent credit institutions and their compliance with the applicable laws and regulations by exercising administrative, technical and financial control over them. It guarantees the liquidity and solvency of the entire network and all affiliated institutions.
   More generally, Crédit Agricole S.A. conducts all types of commercial, financial, industrial, securities or property transactions, and provides all types of service directly or indirectly connected with or which may facilitate the achievement of its corporate object.

Computation of profits, appropriation and statutory distribution

(Article 29 of the Articles of Association)

A minimum of 5% of the net profit for the year, less any prior year losses, is transferred to the legal reserve until such time as it has reached one tenth of the Company's share capital.

The balance, plus any retained earnings, comprises the sum available for distribution, which may be used as follows by resolution of the shareholders at the annual general meeting:

- allocation to one or more ordinary or extraordinary optional reserves, with or without a special purpose;
- distribution to the shareholders as a dividend in proportion to the number of shares they hold.

The shareholders may decide to offer payment of all or part of a dividend or interim dividend either in cash or in shares.

Shareholders' meetings

Notice of meeting (Article 21 of the Articles of Association)

Shareholders' meetings are called and transact business in accordance with the law. They take place at the company's registered office or at any other place stipulated in the notice of meeting.

Attendance at meetings

(Article 23 of the Articles of Association)

All shareholders, regardless of the number of shares they own, have the right to attend general meetings and to vote, either in person, by proxy, by mail or by electronic means, provided that:

- holders of registered shares are duly registered on the company's register of shareholders;
- holders of bearer shares have filed a certificate from an authorised intermediary at the place indicated in the notice of meeting, confirming that their shares have been blocked on account from the filing date until the day after the date of the meeting.

These formalities must be completed not less than five days before the date of the meeting. The Board of Directors may reduce this period to the benefit of all shareholders.

Shareholders who are unable to attend a meeting in person may choose one of the following options:

- appoint another shareholder or their spouse as proxy;
- vote by mail or electronic means;
- send the company a blank form of proxy, as provided for by law.

Shareholders who are not resident in France may have their shares registered with and be represented at meetings by a duly authorised intermediary acting as nominee on their behalf, provided that the intermediary advises the company or the company's custodian of its capacity as nominee at the time the nominee account is opened, in accordance with the provisions of the law.

The Board of Directors may decide, for each meeting, to allow shareholders to take part in meetings by means of videoconferencing and to vote by means of telecommunication, provided this option is stipulated in both the announcement and notice of meeting. The Chairman shall fix the terms and conditions governing electronic participation and voting, and shall ensure that the procedures and technology used permit the identification of the shareholders concerned and guarantee the integrity of the vote expressed.

Quorum – voting – voting rights

(Article 25 of the Articles of Association)

The quorum for ordinary and extraordinary general meetings of shareholders is calculated on the basis of the total number of shares comprising the share capital, and in the case of special class meetings, on the basis of the total number of shares in the relevant class, less those shares not entitled to vote pursuant to the provisions of the law.

In the case of mail or electronic votes, only those ballots received by the company prior to the meeting within the time periods and under the conditions set forth by law will count towards the quorum. Blank proxy votes will be counted by the Chairman as votes in favour of the resolutions presented or approved by the Board of Directors, and as votes against all other resolutions.

Save in the special circumstances provided for by law, each shareholder has a number of votes equal to the number of shares held for which all capital calls have been met.

At all annual, ordinary and extraordinary general meetings and all special class meetings, the voting rights attached to shares having a beneficial owner may only be exercised by that beneficial owner.

The company has the right to request all intermediaries registered as nominee for shareholders who are not resident in France to provide a full list of those shareholders they represent and whose votes they will exercise at a meeting. Votes or proxies exercised by nominees which have not disclosed that they are acting in that capacity in accordance with the law or these Articles of Association, or which have not disclosed the identity of the shareholders they represent, will be disqualified.

Rights and obligations attached to the shares (Article 9 of the Articles of Association)

Each share gives the holder a right of ownership in the company's profits and net assets, in proportion to the percentage of share capital it represents. Shareholders are liable up to a maximum of the nominal value of the shares they own.

Each time more than one share is required to exercise a particular right, in the event of a share exchange, consolidation or allotment, or as a result of an increase or reduction in share capital, whether or not motivated by losses, or in the event of a merger or other transaction involving the share capital, shareholders who own only one share or who do not own the minimum number required may at their own initiative group their shares together for the purpose of exercising said right, or buy or sell the requisite number of shares or fractional rights.

Form of shares and registration

(Article 7 of the Articles of Association)

Shares may be in either registered or bearer form at the holder's option, subject to the provisions of the law. They are registered on a securities account under the terms and conditions provided for by law and are transferred by means of transfer between accounts.

Executive Officers' and Directors' compensation and outside directorships

Executive Officers' and Directors' compensation

Board of Directors

The total amount of Directors' fees approved by the shareholders in respect of 2003 was € 536,500. This sum was allocated to the Directors, with the exception of the Chairman, on the basis of the number of meetings actually attended, as follows:

- a total of € 87,800 was allocated among the Deputy Chairmen;
- € 376,600 was allocated among the other Directors, with the exception of the Chairman (on the basis of € 3,100 per meeting attended) and the non-voting Directors (on the basis of € 2,500 per meeting attended);
- The chairmen of the Audit and Risks Committee and the Compensation Committee received an additional € 3,400 per meeting attended.

Sums paid to each Director in respect of 2003 were as follows:

Jean-Marie Sander (Deputy Chairman from 10 June 2003)	€ 28,600
Pierre Bastide (Deputy Chairman until 19 November 2003)	€ 32,400
Yves Couturier (Deputy Chairman from 19 November 2003)	€ 21,700
Noël Dupuy (Deputy Chairman from 18 July 2003)	€ 26,800
François Béraudo (until 20 May 2003)	€ 3,100
Pierre Bru	€ 21,700
Xavier Fontanet	€ 18,600
Carole Giraud Vallentin*	€ 21,700
Roger Gobin	€ 21,700
Pierre Kerfriden	€ 21,700
Jean Le Brun	€ 21,700
Jean-Michel Lemétayer	€ 21,700
Bernard Mary	€ 21,700
Gérard Mestrallet	€ 29,100
Henri Moulard (non-voting Director from 21 May 2003)	€ 43,700
Jean-Pierre Pargade	€ 21,700
Corrado Passera	€ 15,500
Jean Peyrelevade (from 21 May 2003 to 2 October 2003)	€ 6,200
Jean-Claude Pichon	€ 21,700
Jacqueline Beaupoil* (until 10 June 2003)	€ 12,400
Henri Corbel*	€ 21,700
Michel Guermeur* (from 18 July 2003)	€ 9,300

* These Directors have advised the company that a portion of their Directors' fees received in 2003 has been paid over to a third party organisation.

The Board of Directors fixed the Chairman's gross annual compensation for 2003 at € 254,015.

General Management

Compensation paid to the Chief Executive Officer and Deputy Chief Executive Officers is determined by the Board of Directors at the proposal of the Compensation Committee. It comprises a fixed component determined by reference to market practices and a performance-related variable component. These executives also receive additional retirement benefits paid by the company.
Total sums paid were as follows:

Fixed compensation for 2003

Jean Laurent received € 500,000 in gross annual salary, Yves Chevillotte received € 310,000, and Georges Pauget, who was appointed Deputy Chief Executive Officer on 10 June 2003, received € 250,000.

Performance-related compensation for 2003

The performance-related component is based on targets and criteria set by the Board of Directors, at the proposal of the Compensation Committee. For 2003, 25% of the performance-related component was based on the Group's performance indicators (principally earnings per share and the performance of Crédit Agricole S.A. shares relative to the market) and 75% was based on qualitative criteria used to assess overall progress in the integration process between Crédit Agricole and Crédit Lyonnais. On this basis:
- Jean Laurent received € 550,000 in 2004 in respect of 2003 performance;
- Yves Chevillotte, who stepped down as Deputy Chief Executive on 29 January 2004, received € 520,000 in 2004 in respect of 2003 performance, including an exceptional bonus and a departure allowance based on his contribution to the integration process;
- Georges Pauget received € 250,000 in 2004 in respect of 2003 performance.

The Chairman, Chief Executive Officer and Deputy Chief Executive Officers have a company car with chauffeur and a company residence.

Directorships

General Management

Jean Laurent
- Chief Executive Officer, Crédit Agricole S.A.
- Chairman, Crédit Agricole Indosuez
- Chairman, Crédit Lyonnais
- Deputy Chairman and Director, Banca Intesa and Banco Espirito Santo
- Chairman, Institut Europlace de Finance

Edouard Esparbès
- Deputy Chief Executive Officer, Crédit Agricole S.A.
- Chief Executive Officer, Crédit Agricole Indosuez
- Manager, Crédit Agricole Titres (SNC)
- Deputy Chairman, Euro Securities Partners
- Director, CAI Cheuvreux and Crédit Lyonnais
- Director, Europay France and Eurocard Holding

Georges Pauget
- Deputy Chief Executive Officer, Crédit Agricole S.A.
- Chief Executive Officer, Crédit Lyonnais
- Chairman, GIE Cedicam and Union des Assurances Fédérales
- Director and Deputy Chairman, Predica and Pacifica
- Director, Bankoa and Banque de Gestion Privée Indosuez

Board of Directors of Crédit Agricole S.A. (at 15 March 2004)

	First elected	Term of office ends	Main office within the company	Main office outside the company Other directorships
René Carron Date of birth: 13/06/42 No. of shares held: 4,400	20/05/1999	2005	Chairman	Chairman, CRCAM* des Savoie Deputy Chairman, FNCA Chairman, Caisse locale de Yenne Director, Banca Intesa and Rue Impériale Member of the Conseil Économique et Social (Finance section)
Jean-Marie Sander Date of birth: 23/12/49 No. of shares held: 13,078	20/05/1999	2006	Deputy Chairman (representative of SAS Rue La Boétie) Member of the Compensation Committee	Chairman, CRCAM d'Alsace-Vosges Chairman, FNCA Chairman, SAS Rue la Boétie Representative of SACAM Développement on the Board of Crédit Lyonnais Director, Predica Chairman, Alsace Chamber of Agriculture and Alsace Conseil Économique et Social
Yves Couturier(1) Date of birth: 24/07/46 No. of shares held: 5,974	29/11/2001	2004	Deputy Chairman	Chief Executive Officer, CRCAM Sud Rhône-Alpes Deputy Chairman, SAS Rue La Boétie Company Secretary, FNCA Chairman, SACAM Développement. Director, Predica, Crédit Lyonnais and Crédit Agricole Indosuez
Noël Dupuy Date of birth: 06/07/47 No. of shares held: 844	21/05/2003	2006	Deputy Chairman Member of the Audit and Risks Committee	Chairman, CRCAM de la Touraine et du Poitou Deputy Chairman, FNCA Chairman, Caisse Locale de la Vallée de l'Indre Director, Rue Impériale Director, Crédit Lyonnais Director, CA Titres et Predica
Pierre Bru(1) Date of birth: 10/03/50 No. of shares held: 2,690	25/05/2000	2004	Director Member of the Compensation Committee	Chairman, CRCAM de Quercy Rouergue Chairman, Sodagri Chairman and Chief Executive, Inforsud Gestion Director, Crédit Agricole Indosuez, Mérico/Deltaprint and Chabrillac
Xavier Fontanet Date of birth: 09/09/48 No. of shares held: 3,000	29/11/2001	2005	Director Member of the Audit and Risks Committee	Chairman and Chief Executive, Essilor International Director, Bénéteau, L'Oréal, Essilor of America Inc (USA), Transitions Optical Inc (USA), Essilor Laboratoires of America Holding Co Inc (USA), EOA Holding Co Inc (USA), Shanghai Essilor Optical Company Ltd (China), Transitions Optical Ltd (Ireland), Transitions Optical Holding B.V. (Netherlands), and Nikon- Essilor Co Ltd (Japan) IMS – Entreprendre pour la Cité
Carole Giraud Vallentin Date of birth: 15/11/65 No. of shares held: 10	29/11/2001	2006	Director representing the employee shareholders	Analyst, Systems and Technology Development Department, CRCAM Sud Rhône-Alpes

* CRCAM: Caisse régionale de Crédit Agricole Mutuel (Regional Bank).

	First elected	Term of office ends	Main office within the company	Main office outside the company Other directorships
Roger Gobin				
Date of birth: 07/04/45 No. of shares held: 1,402	25/05/2000	2006	Director Member of the Audit and Risks Committee	Chairman, CRCAM Atlantique-Vendée Director, Caisse Locale de Pornic Chairman, Fireca Director, Pacifica, Ucabail and Crédit Agricole Indosuez
Pierre Kerfriden(1)				
Date of birth: 21/09/46 No. of shares held: 521	17/12/1999	2004	Director Member of the Audit and Risks Committee	Chief Executive Officer, CRCAM du Finistère Director, Crédit Lyonnais, Union d'Études et d'Investissement (U.I.) S.A., and Uni-Expansion Ouest S.C.R. Manager, Gicab Equipement (SARL)
Jean Le Brun(1)				
Date of birth: 28/02/40 No. of shares held: 111	27/05/1998	2004	Director	Chairman, CRCAM Normand Director, SAFER Basse-Normandie, Manche, Orne, and Calvados
Jean-Michel Lemétayer				
Date of birth: 02/06/51 No. of shares held: 2,013	Nov 2001	2004	Director	Chairman, FNSEA Member of the Conseil Économique et Social
Bernard Mary				
Date of birth: 17/11/47 No. of shares held: 4,930	29/11/2001	2006	Director Member of the Audit and Risks Committee	Chief Executive Officer, CRCAM Nord-Est Director, Crédit Agricole Indosuez Cheuvreux, CA-ELS, Sofipar, and Crédit Agricole Belge
Gérard Mestrallet				
Date of birth: 01/04/49 No. of shares held: 50	29/11/2001	2005	Director Chairman of the Compensation Committee	Chairman and Chief Executive, Suez (SA) Chairman, Suez-Tractebel (SA) (Belgium), and Hisusa (SA) (Spain) Deputy Chairman, Sociedad General de Aguas de Barcelona (SA) (Spain) Director, Compagnie de Saint-Gobain (SA), Pargesa Holding S.A. (Switzerland), and Electrabel (SA) (Belgium) Member of the Supervisory Board, AXA (SA), and Taittinger (SA)
Jean-Pierre Pargade				
Date of birth: 28/07/46 No. of shares held: 3,673	23/05/1996	2006	Director Member of the Compensation Committee	Chairman, CRCAM Aquitaine Chairman, Caisse locale de Samadet Director, Crédit Agricole Asset Management and Segespar Chairman, Foncaris Manager, Agri-Informatique Services
Corrado Passera				
Date of birth: 30/12/54 No. of shares held: 10	22/05/2002	2005	Director	Chief Executive Officer, Banca Intesa Director, Olimpia S.P.A. et RCS MediaGroup Director and member of the Executive Committee, Italian Banking Association (ABI)

	First elected	Term of office ends	Main office within the company	Main office outside the company Other directorships
Jean-Claude Pichon				
Date of birth: 10/09/46 No. of shares held: 2,860	25/05/2000	2005	Director Member of the Audit and Risks Committee	Chief Executive Officer, CRCAM du Midi Chairman, Predica Director, Predi-Retraites and Pacifica Deputy Chairman of the Executive Board, Sofilaro Chairman, Sofilaro Participations Non-voting Director, Europay-France Director, APIS CA
Henri Corbel				
Date of birth: 24/02/51 No. of shares held: 932	June 2000	2006	Director representing the employees	Head of Property Administration, Unipar Chairman of the Supervisory Board, "Actions" employee share ownership plan
Michel Guermeur				
Date of birth: 08/08/51 No. of shares held: 1	June 2003	2006	Director representing the employees	Leasing assistant, Ucabail
Henri Moulard				
Date of birth: 02/05/38 No. of shares held: 10	22/05/2002	2006	Non-voting Director Chairman of the Audit and Risks Committee	Chairman, Truffle Venture (Invest in Europe) Chairman, HM et Associés (SAS) Non-voting Director, Crédit Agricole Indosuez and Crédit Lyonnais *Non-voting Director, GFI Informatique* Director, Elf-Aquitaine (SA), Wafabank, Unibail (SA), Burelle SA, BCM (Banque Commerciale du Maroc)

(1) Standing for re-election at the annual general meeting of 19 May 2004.

Information concerning the share capital

Share capital (Article 6 of the Articles of Association)

The share capital is € 4,420,567,311 divided into 1,473,322,437 fully paid shares each with a nominal value of € 3. The share capital may only be increased or reduced by extraordinary resolution of the shareholders at the proposal of the Board of Directors.

Form of shares (Article 7 of the Articles of Association)

Shares may be in either registered or bearer form at the holder's option, subject to the provisions of the law. They are registered on a securities account on the terms and conditions provided for by law and are transferred by means of transfer between accounts.

Purchase by the company of its own shares

(Ordinary resolution passed by the shareholders at the annual general meeting of 21 May 2003)

Thirteenth resolution: Grant of authority to the Board of Directors to trade in the company's own shares.

Having heard the Board of Directors' management report and voting under the quorum and majority conditions required to transact ordinary business, the shareholders hereby authorise the Board of Directors to trade in the company's own shares in accordance with the provisions of Articles L.225-209 *et seq.* of the *Code de Commerce*.

This authority, which replaces the authority granted at the ordinary general meeting of 29 November 2001, is valid until renewed at a future ordinary general meeting and, in any event, for a maximum period of eighteen months with effect from the date of this meeting.

Shares purchases made by the Board of Directors pursuant to this authority may under no circumstances result in the company holding more than ten per cent (10%) of its share capital.

Under the share buyback programme established by the company, shares may be purchased, sold or otherwise transferred on one or more occasions and by all and any means, including on the market, over the counter or by way of derivatives traded on regulated markets or over the counter (such as call and put options or any combination thereof) as provided for by the appropriate market authorities and at such times as the Board of Directors or its duly authorised representative deems appropriate. The entirety of the

share buyback programme may be completed through block purchases.

The number of shares purchased may not exceed 10% of the total number of shares comprising the company's share capital on the date of purchase, and the maximum number of shares held after said purchases may not exceed 10% of the share capital.

The total cost of all such share purchases made during the term of this authority may not exceed € 2 billion. The purchase price may not be more than € 30 per share and the selling price may not be less than € 3 per share. However, the shares may be allotted for no consideration under bonus issues in accordance with the provisions of the law.

This authority is designed to allow the company to trade in its own shares either on or off market for any purpose permitted by law, and more particularly to:

1. stabilise the share price by purchasing and/or selling shares in the market against market trends;
2. buy and/or sell the company's shares to take advantage of prevailing market conditions;
3. conduct investment services activities as defined in Articles L321-1 et seq. of the *Code Monétaire et Financier*;
4. grant stock options to some or all employees and/or Executive Officers and Directors of the company and companies or groups affiliated to it now or in the future, as defined in Article L. 225-180 of the *Code de Commerce*;
5. allot shares in the company to the employees referred to above as part of an employee profit-sharing or share ownership plan;
6. hold, sell or otherwise transfer the shares by any means permitted by law, including without limitation exchanging or using them to pay for acquisitions or to cover liquidity undertakings made by the company, or pursuant to the issue of securities giving a right to the share capital, or as part of the company's asset or financial management policy;
7. cancel the shares, subject to adoption of the twentieth resolution.

The Board of Directors may purchase, sell or otherwise transfer shares in the company pursuant to this authority at any time during the term of the share buyback programme. This authority may also be used, as provided for by law and in particular the provisions of Regulation 2002-04 of the *Commission des Opérations de Bourse* (COB), during a public cash or share offer made by or for the company.

The company is required to report monthly to the *Conseil des Marchés Financiers* (CMF) on all dealings in its own shares, and more generally to accomplish all requisite formalities and filings.

The shareholders grant full powers to the Board of Directors to implement this authority and to determine the method of so doing, including without limitation placing stock market orders, signing deeds, entering into agreements, accomplishing formalities and filings, and more generally doing all things necessary.

As required by Article L.225-211 of the *Code de Commerce*, the Board of Directors is required to provide shareholders with the following information concerning its use of the share buyback programme authorised at the annual general meeting of 21 May 2003, for the period from 1 January 2003 to 31 December 2003. Shares bought during 2003 have been allocated to cover stock option and share repurchase commitments.

Number of shares registered in the company's name at 31/12/2002	745,968
Number of shares purchased during 2003	1,566,470
Average purchase price	€ 16.9
Cost of shares purchased	€ 26,473,343
Trading expenses	€ 30,510
Shares lent during 2003 [1]	1,839
Number of shares registered in the company's name at 31/12/2003	2,310,599
Net book value per share	€ 14.59
Total net book value	€ 33,711,639.41
Percentage of share capital held by the company	0.157%

[1] For a nil value as this is not strictly a divestment but a transfer of hybrid securities made at the time of the June 2003 issue of complex hybrid capital securities (T3CJ), thereby constituting an exception to the rules governing the sale of treasury shares.

N.B. As part of the rights issue made in November 2003, the company sold 2,310,599 rights at an average selling price of € 0.1725.

Disclosure requirements

(Article 8-A of the Articles of Association)

Any natural or legal person, acting alone or in concert, who directly or indirectly comes to hold a number of shares representing 0.5% of the share capital or voting rights must advise the company, by recorded delivery mail at its registered office no later than five days after registration of the shares which resulted in the threshold being exceeded, of the total number of shares and voting rights owned, together with the total number of securities which may eventually be converted into shares and any voting rights attached thereto. Disclosure must be renewed on the same terms each time the number of shares held increases or decreases by a fraction equal to or more than 0.5% of the share capital or voting rights.

Failure to do so shall result in the shares that should have been disclosed being disqualified for voting purposes at general meetings, if so requested at a meeting by one or more shareholders separately or together owning at least 2% of the share capital.

These provisions supplement the statutory disclosure requirements.

Ownership of share capital and voting rights

Ownership structure at 31 December 2003:

Shareholder	Number of shares	% of share capital	% of voting rights
SAS Rue La Boétie *	771,841,801	52.38	52.41
SNC Crédit Agricole Transactions**	14,771,187	1.00	1.00
Treasury shares held to cover stock option and share repurchase commitments ***	15,681,762	1.07	1.01
Float (including employees****)	671,227,687	45.55	45.58
Total	**1,473,522,437**	**100**	**100**

* SAS Rue La Boétie is wholly-owned by the Regional Banks.
** Excluding stock lending transactions.
*** Including 14,935,794 shares held as part of the share buyback programme to cover stock option and share repurchase commitments.
**** Including 73,011,167 shares held by the employees through dedicated company investment funds within the Group's employee share ownership plans, at 31 December 2003.

Changes in ownership over the past three years:

	31/12/2001	31/12/2002	31/12/2003
Regional Banks*	70.2%	70.2%	52.4%
Float (inc. employees**)	29.8%	26.5 %	45.6%
Others	-	3.3%	2.0%

* Through SAS Rue La Boétie.
** Following transactions connected with the liquidity mechanism in 2001 and 2002 and since the initial public offering, shares held directly by employees of the Crédit Agricole group are no longer identifiable as such.

The percentage of share capital held by the regional banks through SAS Rue La Boétie fell from 70.2% at end 2002 to 51.74% at 30 June 2003 following the new share issue made by Crédit Agricole S.A. in June 2003 for exchange against Crédit Lyonnais shares tendered to the mixed cash-and -share offer made by Crédit Agricole S.A. for Crédit Lyonnais. The Regional Banks held 52.4% of the share capital at 31 December 2003, after share purchases and the rights issue for cash made by Crédit Agricole S.A. from 27 October to 7 November 2003.

Other information concerning the share capital

There are no shareholders' agreements. Crédit Agricole S.A. has not issued any securities giving rights to the share capital other than those described in the paragraph entitled 'Recent changes in share capital' on page 23 of the shelf-registration document, or any securities giving rights to the potential share capital or shares carrying double voting rights. Nor has it pledged any of its shares as collateral. To the best of Crédit Agricole S.A.'s knowledge, no shareholder other than SAS Rue La Boétie holds more than 5% of its capital or voting rights, either directly or indirectly, alone or in concert.

Dividend policy

Dividend policy is determined by the Board of Directors of Crédit Agricole S.A. This policy may *inter alia* take account of company earnings and financial condition, as well as the dividend policy practices of leading French and international companies in the sector. Crédit Agricole S.A. gives no guarantee as to the amount of the dividend which will be paid in any given year.

Market in Crédit Agricole shares

Crédit Agricole S.A. shares are listed on the *Premier Marché* of Euronext Paris, code Euroclear France 4507.

Market in Crédit Agricole S.A. debt securities

Debt securities traded on a regulated market at 31 December 2003

At 31 December 2003, 73 series of bonds and notes issued by Crédit Agricole S.A. were traded on the Paris Euronext *Premier Marché*, representing a total outstanding of € 20.4 billion, including 16 redeemable subordinated Note series totalling €5.9 billion, 5 perpetual subordinated Note series totalling € 2.1 billion and 52 bond series totalling € 12.4 billion.

Other issues:

- ten series of Euro Medium Term Notes (EMTN) issued by Crédit Agricole S.A. traded on the Luxembourg Bourse, total € 3.3 billion;
- ten series of USD EMTNs, total € 4.1 billion;
- one series of 5-year JPY EMTNs, issued in May 2002, total JPY 6.5 billion;
- one series of 5-year PLN EMTNs, issued in May 2002, total PLN 200 million;
- one series of GBP perpetual subordinated notes, total GBP 750 million issued in June 2003 and GBP 300 million in September 2003.

Euro-denominated lines

- one series of 8-year EMTNs issued in September 1999, total € 15 million;
- one series of 7-year floating-rate EMTNs issued in July 2000, total € 1.1 billion;
- one series of 3-year floating-rate EMTNs issued in June 2001, total € 700 million;
- one series of 10-year EMTNs issued in September 2001, total € 35 million;
- one series of 11-year floating-rate redeemable subordinated notes issued in October 2001, total € 350 million;
- one series of 2-year floating-rate EMTNs issued in April 2002, total € 100 million;
- one series of 10-year floating-rate EMTNs issued in September 2002, total € 15 million.
- one series of 3-year EMTNs issued in June 2002, total € 14 million;
- one series of 2-year redeemable subordinated notes issued in July 2003, total € 400 million;
- one series of 30-year redeemable subordinated notes issued in December 2003, total € 576 million.

USD-denominated lines

- one series of 5-year EMTNs issued in June 1999, total USD 500 million;
- one series of 10-year redeemable subordinated notes issued in November 2001, total USD 150 million,
- one series of 5-year EMTNs issued in February 2002, total USD 200 million;
- one series of 2-year EMTNs issued in April 2002, total USD 100 million;
- one series of 4-year EMTNs issued in July 2002, total USD 1 billion;
- one series of 5-year floating-rate EMTNs issued in November 2002, total USD 20 million;
- one series of 3-year EMTNs issued in November 2002, total USD 25 million.
- one series of 30-year redeemable subordinated notes issued in January 2003, total USD 1.5 billion;
- one series of 10-year floating-rate EMTNs issued in July 2003, total USD 50 million;
- one series of 30-year redeemable subordinated notes issued in August 2003, total USD 568 million.

PLN-denominated lines

- one series of 5-year EMTNs issued in May 2002, total PLN 200 million.

JPY-denominated lines

- one series of 5-year EMTNs issued in May 2002, total JPY 6.5 billion.

GBP-denominated lines

- one series of perpetual subordinated notes, total GBP 750 million issued in June 2003 and GBP 300 million in September 2003.

Employee profit-sharing and incentive schemes

As part of its human resources policy, Crédit Agricole S.A. has established a series of schemes providing its employees with a stake in its expansion and profits. The Union Économique et Sociale (UES) Crédit Agricole S.A. (which notably comprises Crédit Agricole S.A., Crédit Agricole Asset Management, Ucabail, Cedicam and certain other entities) operates a compulsory profit-sharing scheme, contributions to which are calculated according to the standard method provided for by law. Half of the amount available is distributed to eligible employees on the basis of the number of years worked in the Group, the remainder being based on the gross annual salary of each employee.

UES Crédit Agricole S.A. also operates a staff incentive scheme covering financial years 2002, 20003 and 2004, designed to give employees a stake in both the overall performance of Crédit Agricole S.A. and the specific performance of their own business line. Under this scheme, employees received a total of € 11.1 million in incentive payments for 2003. The following incentive payments were made in prior years:

- 2002: € 2,082,000
- 2001: € 20,641,000
- 2000: € 5,358,000
- 1999: € 11,534,000
- 1998: nil, there being no incentive plan in place at the time.

Crédit Agricole S.A. has operated an employee share ownership plan since 1988, which enables employees to invest in a broad range of company investment funds managed by its specialised subsidiary Crédit Agricole Épargne Salariale. Following its mutualisation in 1988, Crédit Agricole S.A. offered employees the opportunity to purchase Crédit Agricole S.A. shares either directly or through an employee share ownership plan and a company investment fund invested entirely in Crédit Agricole shares. Since that time, new employee share offerings have been made regularly and have been well received by employees. At 31 December 2003, present and past employees of the Crédit Agricole group held approximately 4.95% of the share capital of Crédit Agricole S.A., through eight company investment funds.

Stock option plans

Two stock option plans have been established by the Board of Directors, pursuant to the authorities granted by extraordinary resolution of the shareholders passed at their annual general meetings of 22 May 2002 and 21 May 2003. The table below shows the key terms of the two plans.

Date of plan	April 2003	December 2003
Date of AGM authorising the plan	22 May 2002	21 May 2003
Date of Board meeting fixing the terms of the plan	11 March 2003	17 December 2003
Number of shares that may be bought or subscribed	4,231,847	6,257,460
of which by Executive Directors	0	0
Number of beneficiaries	428	288
Number of options allotted to the top ten beneficiaries	436,786	2,354,599
Options exercisable from	15 April 2007	17 December 2007
Expiry date	15 April 2010	17 December 2010
Strike price	€ 14.59	€ 18.09

Under the authority granted by the shareholders at their annual general meeting of 22 May 2002, Crédit Agricole S.A.'s Board of Directors established a stock option plan for executives and certain managers of Crédit Agricole S.A. and its subsidiaries. The number of shares which may potentially be granted under this plan is 4,231,847 at a price of € 14.59 each.

Furthermore, Crédit Agricole S.A. decided to harmonise the various stock option plans existing within the Group by converting the plans granted by certain of its subsidiaries (Crédit Agricole Indosuez, Crédit Agricole Asset Management and Crédit Lyonnais Asset Management) into Crédit Agricole S.A. options. Accordingly, pursuant to the authority granted at the annual general meeting of 21 May 2003, Crédit Agricole S.A. granted the beneficiaries of those three subsidiaries options to subscribe for Crédit Agricole S.A. shares, after a cash payment equal to the capital gains generated at 31 December 2003. The number of shares which may potentially be granted under this plan is 6,257,460 at a price of €18.09 each.

Statutory Auditors' Special Report

On Related Party Agreements

Year ended 31 December 2003

(Free translation of the French original)

To the Shareholders,

In our capacity as statutory auditors of your company, we are required to report on certain contractual agreements with certain related parties.

We are not required to ascertain whether any contractual agreements exist but to inform you, on the basis of the information provided to us, of the terms and conditions of agreements indicated to us. It is not our role to comment as to whether they are beneficial or appropriate. It is your responsibility, under the terms of Article 92 of the 23 March 1967 Decree, to evaluate the benefits resulting from these agreements prior to their approval.

We hereby inform you that we have not been advised of any agreements concluded during the year ended 31 December 2003, which would be covered by Article L. 225-38 of French Company Law (*Code de Commerce*).

Furthermore, in accordance with the 23 March 1967 Decree, we have been advised that the following agreements, approved in prior years, remained effective in the year ended 31 December 2003.

1. With the Crédit Agricole Regional Banks

At the time of Crédit Agricole S.A.'s initial public offering, the Board of Directors authorised the Chairman and the Chief Executive Officer, as its meeting of 31 October 2001, to sign the 'Protocol Agreement' on Caisse Nationale de Crédit Agricole's behalf, together with its appendices and all associated undertakings. The provisions of the 'Protocol Agreement' required the establishment of a Fund for Liquidity and Solvency Banking Risks to enable the company to operate the internal solidarity mechanism within the Crédit Agricole group and discharge its duties as central body, by providing assistance to Regional Banks in difficulty. The agreement relating to the Fund remains in force for a period of five years from the date of the company's stock market flotation.

A total of € 609.8 million was allocated to the Fund. Crédit Agricole S.A. contributed 75% and the Regional Banks together contributed € 152.4 million on the same quota basis as for the Deposit Guarantee Fund set up under article L.312-4 of the *Code Monétaire et Financier*.

No drawing was made on the Fund in 2003 in favour of a Regional Bank having a director in common with the company. In accordance with the terms of the 'Protocol Agreement', an additional sum of € 4.9 million was allocated to the Fund in 2003.

2. With Crédit Agricole Indosuez (CAI)

At the time of the transfer of Unicrédit in 1997 and the partial asset transfer made by Caisse Nationale de Crédit Agricole (CNCA) to Crédit Agricole Indosuez (CAI), some of the loans transferred were guaranteed by CNCA.

At its meeting of 28 November 2001, the Board of Directors approved the new terms for application of the initial agreements between CNCA and CAI regarding the management CNCA's 'work-out' portfolio. This gave rise to the formation of a financial holding company in which CAI holds 99.9% and Crédit Agricole S.A. holds 0.1%. The purpose of this financial holding company is to manage the portfolio hitherto guaranteed by CNCA and the residual 'work out' portfolio of international loans previously carried on the balance sheet of CNCA and placed with CAI under a management mandate. As part of this transaction, CNCA cancelled its guarantee and made a participating loan of € 147 million to the financial holding company. During 2003, the financial holding company conducted its operations in accordance with its purpose, and the amount of the participating loan was reduced to € 57.2 million after booking a charge of € 51.6 million representing fully provisioned losses.

3. With Agos Itafinco

At its meeting on 27 November 2002, the Board authorised the company to sell a 19% holding in Agos Itafinco to IntesaBci (now Banca Intesa), which was completed on 31 December 2002, and to transfer or sell its remaining 11% equity interest in Agos Itafinco to Sofinco.

On 4 April 2003, the company sold 12,123 Agos Itafinco shares, representing 11% of the share capital, to Sofinco for the sum of € 48,098,214.26, generating a capital gain of € 38,885,586.18.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

21 April 2004

Statutory Auditors

CABINET ALAIN LAINÉ	BARBIER FRINAULT & AUTRES ERNST & YOUNG
Alain Lainé	Valérie Meeus

Combined General Meeting of 19 May 2004

Agenda

Ordinary General Meeting

- Reports of the Board of Directors and the Auditors,
- Approval of the annual accounts as at 31 December 2003 and discharge of the directors for their actions undertaken during the previous financial year,
- Approval of the expenses governed by Article 39-4 of the General Tax Code,
- Approval of the consolidated accounts as at 31 December 2003,
- Appropriation of income and determination and appropriation of dividend,
- Approval of the agreements governed by Articles L.225-38 *et seq* of the *Code de Commerce*,
- Appointment of directors,
- Renewal of terms of office of directors,
- Appointment of statutory and alternate statutory Auditors,
- Authorisation to be given to the Board of Directors to issue bonds and other debt securities,
- Directors' fees,
- Authorisation to be given to the Board of Directors to trade in the company's shares.

Extraordinary General Meeting

- Reports of the Board of Directors and Auditors' special reports,
- Authorisation to be given to the Board of Directors to issue securities that grant present or future rights to shares that have been or will be issued in connection with a capital increase (with the pre-emptive subscription right retained),
- Authorisation to be given to the Board of Directors to issue securities that grant present or future rights to shares that have been or will be issued in connection with a capital increase (with the pre-emptive subscription right waived),
- Authorisation to be given to the Board of Directors to increase share capital by incorporating reserves, profits, share premiums or other items,
- Authorisation to be given to the Board of Directors to effect capital increases reserved for employees participating in a company savings scheme,
- Authorisation to be given to the Board of Directors to reduce share capital by retiring shares,
- Formalities, authorisations.

Proposed resolutions At the Ordinary General Meeting

First resolution

(Approval of parent company's accounts)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, and after having familiarised itself with the Board of Director's management report and the Auditors' general report, approves the Board's report and the annual accounts for the financial year ended 31 December 2003, as presented.

It approves the transactions recorded in the said accounts or summarised in the said reports, as well as management acts undertaken by the Board during the financial year just ended.

In accordance with Article 223 quater of the French General Tax Code *(Code général des impôts)*, the general meeting approves the total amount of the costs and expenses governed by Article 39-4 of the French General Tax Code, which total € 37,229.87.

Consequently, it discharges the members of the Board of Directors for their management acts and the performance of their duties during the financial year ended 31 December 2003.

Second resolution

(Approval of consolidated accounts)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, after having familiarised itself with the reports of the Board of Directors and the Auditors relating to the consolidated accounts, approves the Board's report and the consolidated accounts for the financial year ended 31 December 2003, as presented.

It approves the transactions recorded in those accounts or summarised in the said reports.

Third resolution

(Appropriation of income and determination of dividend)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, notes that the net income for financial year 2003 totals €611,124,134.64. Accordingly, the general meeting resolves to appropriate the income for financial year 2003 plus retained earnings totalling € 152,675,986.00, that is, a total amount of €763,800,120.64, as follows:

1. to the legal reserve, 5% of net income for the financial year, that is € 30,556,206.73,

2. the balance, plus a withdrawal from the optional reserve of € 77,193,426.44, that is a total amount of € 810,437,340.35 to payment of a net dividend of € 0.55 per share with a tax credit of € 0.275, for total income of € 0.825 per share.

The dividend will be paid in cash as from 28 May 2004. If, when the dividends are paid, Crédit Agricole S.A. should hold various treasury shares, the amount corresponding to dividends unpaid as a result of those shareholdings will be noted in the accounts as "retained earnings".

In accordance with the provisions of Article 243 bis of the French General Tax Code, the dividends and the corresponding tax credit for the three previous financial years are set out below.

Year	Dividend	Tax credit (**)	Total
2000	€ 5.50	€ 2.75	€ 8.25
2001	(*) € 0.55	(*) € 0.275	(*) € 0.825
2002	(*) € 0.55	(*) € 0.275	(*) € 0.825

(*) By a decision of the 29 November 2001 combined general meeting, the nominal value of the shares was reduced from € 30 to € 3 and the number of shares making up the company's share capital multiplied by ten.
(**) The rate of the tax credit referred to is 50 %. In certain cases, that rate may differ.

Fourth resolution (Approval of the agreements governed by Articles L.225-38 et seq of the French Commercial Code)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, and after having familiarised itself with the special Auditors' report on the agreements governed by Articles L.225-38 et seq of the Commercial Code, approves the transactions addressed in the said report and discharges the directors in this regard.

Fifth resolution (Appointment of director)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, resolves to replace Mr Pierre Bastide who resigned from his duties on 1 March 2004 with the appointment of Mr Alain Dieval as a director for the remaining period of Mr Bastide's term expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2004.

Sixth resolution (Appointment of director)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, resolves to replace Mr Jean Peyrelevade who resigned from his duties on 2 October 2003, with the appointment of Mr Daniel Lebègue as director for the remaining period of Mr Peyrelevade's term expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2004.

Seventh resolution (Appointment of director)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, resolves to replace Mr Jean-Marie Sander who resigned from his duties on 10 June 2003, with the appointment of Mr Michel Michaut as director for the remaining period of Mr Sander's term expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2004.

Eighth resolution (Renewal of director's term)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, notes that Mr Pierre Bru's term as director expires today and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2006.

Ninth resolution (Renewal of director's term)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, notes that Mr Yves Couturier's term as director expires today and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2006.

Tenth resolution (Renewal of director's term)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, notes that Mr Pierre Kerfriden's term as director expires today and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2006.

Eleventh resolution (Renewal of director's term)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, notes that Mr Jean Le Brun's term as director expires today and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2006.

Twelfth resolution (Appointment of statutory and alternate statutory Auditors)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings,

- notes the resignation at the end of this ordinary general meeting of:
  - Cabinet Alain Lainé, statutory Auditors, and

- Cabinet Mazars et Guerard, alternate statutory Auditors whose terms end;
- appoints, in their place, the following Auditors:
  - PricewaterhouseCoopers Audit as statutory Auditors (registered office: 32 rue Guersant, 75017 Paris), and
  - Pierre Coll as alternate statutory Auditor (address: 34 place des Corolles, 92908 Paris La Défense Cedex);

for the remaining period of the two previously mentioned auditors' terms expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2005.

Thirteenth resolution (Authorisation to be given to the Board of Directors to issue bonds and other debt securities)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, and in accordance with Articles L.225-100, L.228-40 and L.228-41 of the Commercial Code, authorises the Board of Directors to issue, at one or more times in France or abroad, by public offering or by private placement, bonds or other debt securities conferring in the same issue a debt interest in the company, including subordinated or senior perpetual or fixed term bonds bearing interest at a fixed or variable rate or zero-coupon bonds, and with or without warrants with rights to the distribution or purchase of or subscription for bonds or other debt securities.

In particular, the bonds may be subordinated fixed or perpetual bonds or may have the characteristics of bonds indexed to any type of index or security or complex bond as understood by the authorities regulating the stock exchange (e.g. by virtue of their terms of redemption or return or other rights such as indexation, or rights to options); as regards the issue of subordinated bonds, the Board of Directors will determine their rank in accordance with the provisions of Article L.228-97 of the Commercial Code.

This authorisation is made for a maximum nominal amount of € 20 billion, in euros, foreign currency or currency units developed by reference to the euro and/or to one or more foreign currencies, with or without mortgage or other security, in such proportions, in such forms, at such times and subject to such terms and conditions of issue, redemption and repayment, it being specified that this maximum nominal amount applies to all bonds or other debt securities issued directly or following the exercise of warrants, but does not include any bond discount or discounts, and that negotiable debt securities, within the meaning of Articles L.213-1 to L.213-4 of the French Monetary and Financial Code *(Code monétaire et financier)* do not fall within this authorisation.

For issues in foreign currency, the amount of the aforementioned authorisation deemed to be used will be calculated using the exchange rate for the said currency as of the date of the issue in question.

The general meeting grants full authority to the Board of Directors, with the right to further delegate as provided for by law, to issue, at one or more times, the said loans and specifies that the Board will not be subject to any restrictions regarding the procedures governing the issue of debt securities, to secure them, if necessary, with any security interest in personal or real property belonging to the company and, in general, to take any steps necessary to ensure the successful completion of the said issue(s).

In accordance with the law, this authorisation is valid for a term of five years from the date of this decision.

This authorisation supersedes and thus cancels the authorisation granted in the eleventh resolution approved at the general meeting held on 21 May 2003. However, all issues approved by the Board of Directors as of the date of this general meeting shall be duly completed and properly allocated to the authorisation granted at the 21 May 2003 general meeting.

Fourteenth resolution (Directors' fees)

Pursuant to Article L.225-45 of the Commercial Code, the general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, sets the total annual amount of fees to be allocated to directors at € 670,000 in light of their duties.

Fifteenth resolution (Authorisation to be given to the Board of Directors to trade in the company's shares)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, and after having familiarised itself with the report of the Board of Directors and the information memorandum issued by the Financial Markets Authority (Autorité des Marchés Financiers), authorises the Board of Directors to trade in the company's shares in accordance with the provisions of Articles L.225-209 et seq of the Commercial Code.

This authorisation, which replaces that granted at the ordinary general meeting held on 21 May 2003, is granted to the Board of Directors until renewed at a future ordinary general meeting and, in any event, is granted for a maximum period of eighteen months from the date of this general meeting.

The purchases of the company's shares effected by the Board of Directors pursuant to this authorisation may not, under any circumstances, result in the company holding more than ten percent (10%) of its share capital.

Under the share repurchase programme implemented by the company, the company's shares may be purchased, sold or transferred, at one or more times, by any means, i.e. on the exchange, over the counter or through derivatives traded on regulated markets or over the counter (such as purchase and sale options or any combination thereof) as provided for

by the appropriate market authorities and at such times as the Board of Directors or the person acting pursuant to a delegation from the Board of Directors shall determine. The portion of the share repurchase programme completed through block purchases may cover the entire programme.

The number of shares purchased may not exceed 10% of the total number of shares making up the company's share capital as of the date on which the said purchases occur and the maximum number of shares held after the said purchases may not exceed 10% of share capital.

The total amount that the company may use to repurchase its shares during this period is €2 billion. The shares may not be purchased for more than €30 and may not be sold for less than €3. That said, these shares may be distributed at no cost as provided for by law.

This authorisation is designed to allow the company to execute market or over-the-counter share transactions for any purpose authorised by applicable laws or regulations currently in force. In particular, the company may use this authorisation:

1. to stabilise the market price of the company's shares by buying and/or selling its shares on the exchange against market trends;
2. to buy and/or sell the company's shares based on market trends;
3. to manage investments as defined in Articles L 321-1 et *seq* of the French Monetary and Financial Code;
4. to grant share options to some or all company employees and/or to some or all of its officers and directors who act as executives of the company or the companies or groupings affiliated with it as defined by Article L.225-180 of the Commercial Code;
5. to distribute shares in the company to the employees listed in the previous paragraph to allow them to participate in employee profit-sharing and savings schemes;
6. to hold the shares in the company that have been purchased, sell them or, in general, transfer them in any legal manner whatsoever, in particular by conducting exchanges or payments using the said shares, *inter alia*, in connection with acquisitions of other companies, pursuant to liquidity undertakings issued by the company, following the issue of equity securities or in connection with the implementation by the company of an asset or financial management policy; and
7. to retire such shares, subject, in this case to the approval of the 20th resolution.

The purchase, sale and/or transfer of shares in the company by the Board of Directors pursuant to this authorisation may be undertaken at any time during the life of the share repurchase programme.

The company may also use this resolution and implement its repurchase programme in accordance with laws and regulations, in particular the provisions of Regulation 2002-04 of the COB (stock exchange operations commission), during a public cash or exchange offer made by the company or involving the company's securities.

Each month, the company must inform the Financial Markets Authority *(Autorité des Marchés Financiers)* of the purchases, sales and transfers effected and, generally, complete all necessary formalities and make all necessary filings.

The general meeting grants all authority to the Board of Directors to implement this authorisation and to determine relevant procedures, and in particular, to submit any stock exchange orders, sign any instruments, conclude any agreements, make any filings, complete any formalities and, generally, do whatever is necessary.

At the Extraordinary General Meeting:

Sixteenth resolution (Authorisation to be given to the Board of Directors to issue securities that grant present or future rights to shares that have been or will be issued in connection with a capital increase (with the pre-emptive subscription right retained))

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings, after having familiarised itself with the report of the Board of Directors and the special Auditors' report, and in accordance with the provisions of Article L.225-129 III § 3 of the Commercial Code:

1. delegates to the Board of Directors, with the authority to further delegate as provided for by law, the authority necessary to issue equity and/or other securities, including separate warrants issued for valuable consideration or at no cost, that grant present or future rights to a portion of the company's share capital at any time or on a specified date, by subscription for, conversion into, exchange of, redemption, presentation of a certificate or in any other manner, at one or more times, in such proportions and at such times as it determines, in euros, foreign currency or any monetary units developed by reference to a basket of foreign currencies, in France or abroad, with or without a premium, with the pre-emptive subscription right retained, which may be subscribed for in cash or by setting off claims, excluding, however, the issue of held-to-maturity securities pursuant to Article L.228-30 of the Commercial Code, preference shares pursuant to Article L.228-11 of the Commercial Code, and any securities granting rights to receive such securities;
2. decides that the nominal amount of the capital increases to be completed immediately or in the future pursuant to this delegation may not exceed €1 billion or the equivalent

thereof, in light of the adjustments that must be made in accordance with the legal requirements to preserve the rights of holders of securities granting rights to a portion of the company's share capital;

3. further decides that the maximum nominal amount of debt securities granting rights to share capital that may be issued pursuant to this delegation shall not exceed €5 billion or the equivalent thereof in foreign currency, which shall be separate and distinct from the value of debt securities that do not grant rights to share capital whose issue is authorised under the 13th resolution of this general meeting;

4. decides that shareholders may exercise their pre-emptive rights rateably to subscribe for a minimum number of shares, as provided for by law, and that the Board may further grant shareholders a pre-emptive right rateably to subscribe for more securities than the said minimum in proportion to the subscription rights that they hold, up to the number they request. If the exercised irrevocable (and revocable, if any) subscription rights do not take up an entire securities issue, the Board may, at its election, limit the issue to the subscriptions received, if the legal requirements have been satisfied, and allocate the securities not subscribed for as it deems appropriate and/or offer them to the general public;

5. expressly waives the shareholders' pre-emptive subscription right to shares to be issued by converting bonds or exercising warrants and acknowledges that, by operation of law, this decision constitutes the shareholders' waiver of their pre-emptive subscription right to securities to which the said securities grant a right in favour of the holders of the securities issued pursuant to this delegation;

6. grants full authority to the Board of Directors, with the right to further delegate as provided for by law:
   - to determine the form and characteristics of securities to be issued, as well as issue dates, deadlines and procedures;
   - to determine the issue price, amounts and effective date (including a retroactive date) of securities to be issued;
   - to determine the payment method for shares and/or securities that have been or will be issued;
   - to determine, as required, the procedures according to which the company has the right to purchase or exchange securities that have been or will be issued on stock exchanges at any time or during specific periods;
   - to determine, as required, the procedures to preserve the rights of holders of securities granting rights to the company's share capital, and to suspend the exercise of the rights attached to the said securities for a maximum of three months;
   - based solely on its decision and as it deems appropriate, to allocate issue-related costs, duties and fees to the corresponding share premiums and deduct from the said premiums amounts necessary to increase the legal reserve to one tenth of the new share capital after each issue;
   - to list securities to be issued on a regulated exchange, as required; and
   - generally, to take any steps, sign any agreements and complete any formalities to ensure the success of the issues, formally record the resulting capital increases and amend the memorandum and articles of association as required.

7. decides that this delegation, which replaces that granted at the extraordinary general meeting held on 21 May 2003 and cancels the portion thereof that has not been used to date, is valid for a term of twenty-six months as from this general meeting.

Seventeenth resolution (Authorisation to be given to the Board of Directors to issue securities that grant present or future rights to shares that have been or will be issued in connection with a capital increase (with the pre-emptive subscription right waived))

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings, after having familiarised itself with the report of the Board of Directors and the special Auditors' report, and in accordance with the provisions of Article L.225-129 III §3 of the Commercial Code:

1. delegates to the Board of Directors, with the right to further delegate as provided for by law, the authority necessary to issue equity and/or other securities, including separate warrants issued for valuable consideration or at no cost, that grant present or future rights to a portion of the company's share capital at any time or on a specified date, by subscription for, conversion into, exchange of, redemption, presentation of a certificate or in any other manner, at one or more times, in such proportions and at such times as it determines, in euros, foreign currency or any monetary units developed by reference to a basket of foreign currencies, in France or abroad, with or without a premium, which may be subscribed for in cash or by setting off claims, excluding, however, the issue of held-to-maturity securities pursuant to Article L.228-30 of the Commercial Code, voting or non-voting preference shares pursuant to Article L.228-11 of the Commercial Code, and any securities granting rights to a portion of the share capital;

2. decides that:

- the nominal amount of the capital increases to be completed immediately or in the future pursuant to this delegation may not exceed € 1 billion or the equivalent thereof, in light of the adjustments that must be made in accordance with the legal requirements to preserve the rights of holders of securities granting rights to a portion of the company's share capital;
- further, the maximum nominal amount of debt securities that may be issued pursuant to this delegation shall be € 5 billion or the equivalent thereof in foreign currency;
- all such issues must be covered by the unused portion of the ceilings set out in the 16th resolution; all issues completed pursuant to this resolution shall be counted against the corresponding ceiling(s).

3. decides to waive the shareholders' pre-emptive subscription right to the securities to be issued; the Board of Directors may grant the shareholders a right to subscribe rateably for a minimum number of shares, or, if appropriate, for excess shares covering all or part of the issue, subject to such term and conditions as it stipulates; this priority subscription right shall not result in the issue of negotiable rights;

4. decides that, if the shareholders and general public have not subscribed for all of a securities issue, the Board of Directors may take either or both of the following actions, in the order that it desires:
   - limit the issue to the amount of subscriptions, provided that the legal conditions are satisfied;
   - distribute all or some of the shares not subscribed for as it deems fit;

5. expressly waives the shareholders' pre-emptive subscription right to shares to be issued by converting bonds or exercising warrants and acknowledges that, by operation of law, this decision constitutes the shareholders' waiver of their pre-emptive right to securities to which the said securities grant a right in favour of the holders of securities issued pursuant to this delegation;

6. decides that, in the event of a present or future issue of shares for cash, the amount received or to be received by the company for each share issued pursuant to this delegation must be at least equal to the minimum issue price provided for by law, after adjustment, if necessary, of this price to take the different effective date into consideration; the amounts paid in subscribing for warrants will be included in this calculation;

7. decides that the Board of Directors may, within the limits of the overall capital increase referred to in point 2 above, increase share capital by issuing shares in exchange for the in-kind contribution of securities tendered pursuant to an exchange offer or combined offer (with the first as the primary offer and the second as an alternative) made by the company for the securities of another publicly traded company, subject to the terms, conditions and reservations set forth in Article L.225-148 of the Commercial Code, and, for that purpose, shall have full authority (i) to develop the list of securities to be tendered in the exchange, (ii) to determine issue terms and conditions, exchange ratio and, if applicable, any cash payment for partial shares, and (iii) to establish issuing procedures;

8. grants full authority to the Board of Directors, with the right to further delegate as provided for by law:
   - to determine the form and characteristics of securities to be issued, as well as issue dates, deadlines and procedures;
   - to determine the issue price, amounts and effective date (including a retroactive date) of securities to be issued;
   - to determine the payment method for shares and/or securities that have been or will be issued;
   - to determine, as required, the procedures according to which the company has the right to purchase or exchange securities that have been or will be issued on stock exchanges at any time or during specific periods;
   - to determine, as required, the procedures to preserve the rights of holders of securities granting rights to the company's share capital, and to suspend the exercise of rights attached to the said securities for a maximum of three months;
   - based solely on its decision and as it deems appropriate, to allocate issue-related costs, duties and fees to the corresponding share premiums and deduct from the said premiums amounts necessary to increase the legal reserve to one tenth of the new share capital after each issue;
   - if appropriate, to list securities to be issued on a regulated exchange; and
   - generally, to take any steps, sign any agreements and complete any formalities to ensure the success of the issues, formally record the resulting capital increases and amend the memorandum and articles of association as required;

9. decides that this delegation, which replaces that granted at the extraordinary general meeting of 21 May 2003, and cancels that portion that has not been used to date, is valid for a term of twenty-six months as from this general meeting.

Eighteenth resolution (Authorisation to be given to the Board of Directors to increase share capital by incorporating reserves, profits, share premiums or other items)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, after having familiarised itself with the report of the Board of Directors, and in accordance with the provisions of Article L.225-129-II of the Commercial Code:

1. delegates to the Board of Directors full authority to increase share capital at one or more times, in such proportions and at such times as the Board may deem appropriate, by incorporating share premiums, reserves, profits or other items that may, in accordance with the law or pursuant to the memorandum and articles of association, be incorporated in the form of a no-cost share distribution or an increase in the nominal value of current shares, or both;

2. decides that the nominal amount of the capital increases that may be effected pursuant to this delegation may not exceed €3 billion, which ceiling is separate and distinct from the aggregate limit provided for in the 16th and 17th resolutions put to the general meeting;

3. if this delegation is used, grants the Board of Directors full authority as provided for by law, with the right to further delegate as provided for by law:
   - to determine the amount and the type of monies to be incorporated in the share capital, determine the number of new shares to be issued or the amount by which the nominal value of current shares will be increased, establish the date (including a retroactive date) as of when the new shares shall be eligible for dividend payments or as of when the increase in nominal value will be effective;
   - in the event of a no-cost share distribution, to decide, as an exception to the provisions of Article L.225-149 of the Commercial Code, that the rights to any fractional shares shall not be negotiable and any such shares will be sold; the proceeds from the sale shall be allocated to rights holders no later than 30 days after the date on which the whole number of shares allocated is registered to their account;
   - to make any adjustments required by law or regulation;
   - to formally record each capital increase and amend the memorandum and articles of association accordingly; and
   - to take any measures required and sign any agreement necessary to ensure that the transactions undertaken are successfully completed and, in general, take all actions and complete all formalities necessary to finalise the capital increase(s) that may be undertaken pursuant to this delegation; and

4. decides that this delegation, which replaces that granted at the combined ordinary and extraordinary general meeting held on 21 May 2003, and cancels that portion that has not been used to date, is valid for a term of twenty-six months as from this general meeting.

Nineteenth resolution (Authorisation to be given to the Board of Directors to effect capital increases reserved for employees participating in a company savings scheme)

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings and after having familiarised itself with the report of the Board of Directors and the special Auditors' report:

1. in accordance with the provisions of Articles L.225-129 and L.225-138 IV of the Commercial Code and Articles L.443-1 et seq of the French Labour Code, authorises the Board of Directors to issue, at one or more times and based on its sole decision, shares reserved for employees of the Crédit Agricole group, which consists of the company, companies included in the company's consolidated accounts, Crédit Agricole Regional Banks and their subsidiaries, and companies controlled by the company and/or the Regional Banks pursuant to Article L.444-3 of the French Labour Code, once such employees elect to participate in one of the Crédit Agricole group's company savings schemes and/or one of the voluntary employee savings schemes of one of the companies in the Crédit Agricole group;

2. decides to waive the shareholders' pre-emptive subscription right to shares that may be issued pursuant to this authorisation and to waive any right to shares that may be distributed at no cost based on this resolution in favour of the aforementioned employees;

3. sets the maximum nominal amount of the capital increase that may be completed pursuant to this authorisation at € 150 million;

4. decides that the subscription price for Crédit Agricole S.A. shares may not exceed the average of the prices quoted on the Euronext Paris S.A. Premier Marché during the twenty trading days prior to the date on which the Board of Directors or the Chairman of the Board sets the start date for the subscription period, nor be more than 20% less than the said average, or more than 30% less when the term of the freeze provided for by the plan pursuant to Article L.443-6 of the French Labour Code is greater than or equal to 10 years. The Board of Directors may, upon implementation of this delegation, reduce the amount of the discount on a case-by-case basis in order to comply with statutory and regulatory requirements, including tax-related, accounting or other parent company requirements in any country where Crédit Agricole group companies or groups taking part in the capital increase are located;

5. authorises the Board of Directors, pursuant to the provisions of Article L.443-5 § 4 of the French Labour Code, to distribute shares, at no cost to subscribers, to be issued or that have already been issued or any other securities to be issued or that have already been issued that grant rights to share capital;

6. decides that this delegation, which replaces that granted by the 17th and 19th resolutions of the combined ordinary and extraordinary general meeting held on 21 May 2003 and cancels that portion that has not been used to date, is valid for a period of five years as of the date of this general meeting.

The general meeting grants full authority to the Board of Directors with the right to further delegate that authority as provided for by law, to determine the terms, conditions and procedures for effecting the capital increase(s) approved pursuant to this resolution, in particular:

1. to establish criteria that companies consolidated within the Crédit Agricole group must meet for their employees to take advantage of the capital increases covered by the aforementioned authorisation;

2. to determine criteria that beneficiaries of the newly issued shares must meet, in particular to determine whether the shares may be subscribed for directly by employees participating in a company savings scheme or a voluntary employee savings scheme or through a company investment fund or other structures or entities permitted to do so under applicable law and regulations;

3. to determine the terms, conditions and procedures for the issues to be effected pursuant to this resolution, and in particular, to determine the number of shares to be issued and the issue price for each issue;

4. to set the dates when the subscription period will begin and end and the effective date of shares issued, as well as dates, deadlines and other conditions and procedures for the issue(s);

5. in the event of a no-cost distribution of shares or other securities granting an interest in share capital, to elect either to replace the said distribution in whole or in part at the maximum discount rates provided for above for calculating the issue price, or allocate the equivalent value of the said shares and securities to the employer contribution, or a combination of the two;

6. to formally record completion of the capital increase(s), or have it (them) formally recorded, up to the value of the shares that have actually been subscribed for individually or through a company investment fund or other structures or entities permitted to do so under applicable law and regulations;

7. to allocate expenses of the share capital increase(s) to the corresponding share premiums and deduct from the said premiums amounts necessary to increase the legal reserve to one tenth of the new share capital after each increase;

8. to amend the memorandum and articles of association accordingly; and

9. generally to take any actions and decisions required to ensure that the capital increase(s) is (are) successfully completed and sign all documents and agreements and complete all formalities necessary and appropriate to finalise the aforementioned capital increase(s).

Twentieth resolution (Authorisation to be given to the Board of Directors to reduce share capital by retiring shares)

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings, after having familiarised itself with the report of the Board of Directors and the special Auditors' report, authorises the Board of Directors, in accordance with Article L.225-209 of the Commercial Code:

1. to retire, at one or more times, at its sole initiative, all or part of the shares acquired by the company pursuant to the authorisation for the company to repurchase its own shares in the 15th resolution or subsequent authorisations, subject to a limit of 10% of share capital per twenty-four month period as of this general meeting; and

2. to correspondingly reduce the share capital by allocating the difference between the repurchase value of the retired shares and the nominal value to share premiums and available reserves, as it deems fit.

This authorisation, which replaces that granted at the combined ordinary and extraordinary general meeting held on 21 May 2003, and which cancels the said authorisation, is granted to the Board of Directors for a period of twenty-four months from the date hereof, with the right to further delegate, to sign all instruments, complete all formalities or issue any statements in order to retire the shares, finalise the reduction(s) of capital, formally record the completion thereof, amend the memorandum and articles of association accordingly and generally take all necessary action.

Twenty first resolution (Formalities and authorisations)

The general meeting hereby grants full authority to the bearer of an original, copy or extract of the minutes of this combined ordinary and extraordinary general meeting to complete any legal filing or publication formalities relating to or arising as a result of the decisions taken in the aforementioned resolutions and/or any additional resolutions.

Persons responsible for the shelf-registration document and audit

Person responsible for the shelf-registration document

Jean Laurent, Chief Executive Officer, Crédit Agricole S.A.

Statement by the person responsible for the shelf-registration document

"To the best of my knowledge, the information provided in this document is true and accurate, contains all the facts required for investors to make an informed assessment of the company's assets, operations, financial condition, earnings and outlook, and contains no omissions liable to impair their significance".

Jean Laurent
Chief Executive Officer

Person responsible for information

Patrice Vincent
Head of Financial Analysis and Information
Financial Management Department, Crédit Agricole S.A.
Tel.: +33 (0)1.43.23.56.68

Statutory auditors

Appointed for a term of six years at the annual general meeting of 31 May 1994 and re-appointed for a further six years at the annual general meeting of 25 May 2000.

Statutory auditors

Barbier Frinault et Autres Ernst & Young	Cabinet Alain Lainé
Represented by Valérie Meeus 41, rue Ybry, 92576 Neuilly sur Seine Cedex	Represented by Alain Lainé 2, rue du Colonel Moll, 75017 Paris
First appointed: 1982 (auditors) 1985 (statutory auditors)	First appointed: 1994 (statutory auditors)

Alternates

Alain Grosmann	Cabinet Mazars et Guérard
41, rue Ybry, 92576 Neuilly sur Seine Cedex	125, rue de Montreuil 75011 Paris

Statutory auditors' fees [1]

College of auditors of Crédit Agricole S.A. [2]

(in thousands of euros)	Ernst & Young	%	Cabinet Alain Lainé	%
Audit				
· Independent audit, certification, review of parent company and consolidated financial statements [3]	8,141		716	
· Ancillary assignments	4,704		37	
Sub-total	**12,845**	**87.4**	**753**	**96.0**
Other services				
· legal, tax, personnel-related issues	277		31	
· Information technologies	178		-	
· Internal audit	43		-	
· Others [4]	1,350		-	
Sub-total	**1,848**	**12.6**	**31**	**4.0**
Total	**14,693**	**100**	**784**	**100**

Other statutory auditors engaged in the audit of fully-consolidated Crédit Agricole S.A. Group subsidiaries

(in thousands of euros)	Price-waterhouse-Coopers	%	Mazars & Guérard	%	KPMG	%	Deloitte Touche Tohmatsu	%	Others	%
Audit										
. Independent audit, certification, review of parent company and consolidated financial statements [3]	6,807	55	886	81	1,686	94	4,676	69	2,146	67
. Ancillary assignments	5,599	45	205	19	115	6	2,097	31	1,051	33
Total	**12,406**	**100**	**1,091**	**100**	**1,801**	**100**	**6,773**	**100**	**3,197**	**100**

(1) These figures comprise the annual cost of statutory auditors' fees, including those of the Crédit Lyonnais Group.
(2) Including certain fully-consolidated Crédit Agricole S.A. subsidiaries audited by the college of auditors.
(3) Including services of independent experts or affiliated experts provided at the request of the statutory auditors in the performance of their audit assignment.
(4) Including €1 million of fees in respect of a foreign subsidiary of Crédit Agricole Indosuez, not audited by the college of auditors, prior to adoption of the French Financial Security Act.

Statutory auditors' statement

on the AMF shelf-registration document (document de référence)

This is a free translation into English of the statutory auditors' report on the registration document issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' reports on financial statements and consolidated financial statements,referred to in this report , include information specifically required by French law in all audit reports, whether qualified or not, and this is presented after the Opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors' assessment of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the annual and consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the annual and consolidated financial statements.
This report should be read in conjunction with, and construed in accordance with French law and professional auditing standard applicable in France.

To the Shareholders,

In our capacity as statutory auditors of Crédit Agricole S.A. and in compliance with the Regulation n°98-01 of the *Commission des Opérations de Bourse*, we have verified, in accordance with French professional standards, the information in respect of the financial position and historic financial statements included in the accompanying shelf-registration document (*Document de Référence*).

This registration document is the responsibility of Mr. Jean Laurent, Chief Executive Officer of Crédit Agricole S.A. Our responsibility is to issue an opinion on the fairness of the information contained therein with respect to the financial position and financial statements.

We conducted our review in accordance with French professional standards. This review consisted in assessing the fairness of the information on the financial position and financial statements and to verify their consistency with the audited accounts. We also reviewed other financial information contained in the shelf-registration document in order to identify any significant inconsistency with information in respect of the financial position and financial statements and to bring to your attention any obvious misstatements we noted based on our general understanding of the company gained through our audit. This document does not contain prospective information on properly prepared individual components.

Crédit Agricole S.A. (parent company) financial statements

We have audited the financial statements as approved by the Board of Directors for the financial years ended 31 December 2001, 2002 and 2003 in accordance with the professional standards applicable in France, and issued an unqualified opinion on them.

- Our audit report on the annual financial statements for the year ended 31 December 2001 contains an emphasis of matter paragraph which, without qualifying our opinion, draws the attention to notes 2.6, 2.7, 17, 18 and 34 to those statements, which describe the changes made in response to a request from the *Commission des Opérations de Bourse* for documentary evidence concerning the methods used to establish the home-purchase savings reserve and the impact of those methods on the financial statements at 31 December 2001.
- Our audit report on the annual financial statements for the year ended 31 December 2003 contains an emphasis of matter paragraph which, without qualifying our opinion, draws the attention to note 2 to those statements concerning:
  - the change in accounting method of deferred expenses incurred in the issuance of debts represented by a security with effect from 1 January 2003
  - the changes in accounting methods resulting from application of CRC Regulation 2002-03 on accounting for credit risks by institutions regulated by the *Comité de la Réglementation Bancaire et Financière* and CRC Regulation 2002-10 on depreciation and impairment of assets.

As required by the provisions of Article L. 225-235 of the French Company Law (*Code de Commerce*) regarding the justification of our assessments, introduced as part of the Financial Security Act of 1 August 2003 and applicable for the first time to this financial year, we have provided, in our general report on the parent company financial statements, the justification for the following assessments:

- As indicated in note 2 to the financial statements, the company establishes provisions to cover the credit risks inherent in its activities. We reviewed the processes that management uses to identify and evaluate these risks and determine the necessary amount of provisions.
- As indicated in note 2 to the financial statements, the company uses internal valuation models to value financial instruments that are not traded on organised markets. We reviewed the validation procedures used to determine the parameters of these models and reflect the risks associated with such instruments.
- As a customary part of the process of preparing the financial statements, the Group made a number of significant accounting estimates, notably regarding the valuation of participating interests and the valuation of pension obligations appearing on the balance sheet. We reviewed the assumptions used and verified that these accounting estimates are based on documented methods that conform to the principles set forth in note 2 to the financial statements.

- In connection with the link-up between Crédit Lyonnais S.A. and Crédit Agricole S.A., Crédit Agricole S.A. established provisions at year-end 2003 for costs related to the business combination. We reviewed the processes that management uses to identify these costs and to ensure that the items covered by provisions satisfy the accounting and valuation criteria laid down in CRC Regulation 2000-06 on liabilities.

Our assessment of the reasonable nature of these estimates was made on these bases.

Our assessments of these items were made as part of our audit of the financial statements taken as a whole and therefore contributed to the unqualified opinion expressed in the first part of our report.

Crédit Agricole S.A. consolidated financial statements

We have audited the consolidated financial statements as approved by the Board of Directors for the financial years ended 31 December 2001, 2002 and 2003 in accordance with the professional standards applicable in France, and we issued an unqualified opinion on them.

- Our audit report dated 10 April 2002 on the annual financial statements for the year ended 31 December 2001 contains an emphasis of matter paragraph which, without qualifying our opinion, draws shareholders' attention to notes 1.2, 2.1.6, 2.1.7, 2.2, 17, 18, 20 and 36 to the financial statements, which describe the changes introduced notably in response to a request from the *Commission des Opérations de Bourse* for documentary evidence concerning the methods used to constitute the home purchase savings reserve and their impact on the financial statements at 31 December 2001.

- Our audit report on the annual financial statements for the year ended 31 December 2003 contains an emphasis of matter paragraph which, without qualifying our opinion, draws attention to note 2.1 to those statements, which describes:
  - the change in accounting method resulting from application of the preferred method of treatment of deferred expenses incurred in the issuance of debts represented by a security with effect from 1 January 2003,
  - the change in accounting method resulting from application of CRC Regulation 2002-03 on accounting for credit risks by institutions regulated by the *Comité de la Réglementation Bancaire et Financière*,
  - the change in accounting method resulting from application of CRC Regulation 2002-10 on depreciation and impairment of assets for banking and insurance activities.

As required by the provisions of Article L. 225-235 of the French Company Law [*Code de Commerce*] regarding the justification of our assessments, introduced as part of the Financial Security Act of 1 August 2003 and applicable for the first time to this financial year, we have provided, in our general report on the consolidated financial statements, the justification for the following assessments:

- As indicated in note 2.1 to the financial statements, the Group establishes provisions to cover the credit risks inherent in its activities. We reviewed the processes that management uses to identify and evaluate these risks and determine the necessary amount of provisions.

- As indicated in note 2.1 to the financial statements, the Group uses internal valuation models to value financial instruments that are not traded on organised markets. We reviewed the validation procedures used to determine the parameters of these models and reflect the risks associated with such instruments.

- As indicated in note 1.2 to the financial statements, as part of the consolidation of the Crédit Lyonnais group, the Group conducted a preliminary review of the asset, liability and off-balance-sheet items of the Crédit Lyonnais group that led it to harmonise the accounting methods used, book a provision for costs related to the business combination, and recognise an intangible asset representing the value of Crédit Lyonnais's retail banking business in France. The residual amount after recognition of these items was booked as goodwill and is amortised over 20 years. We reviewed the assumptions used to value these assets and liabilities and verified that the valuations rest on documented methods.

- As a customary part of the process of preparing the financial statements, the Group made a number of significant accounting estimates, notably on the valuation of non-consolidated participating interests, the recoverability of deferred tax assets, and the valuation of goodwill and pension obligations appearing on the balance sheet. We reviewed the assumptions used and verified that these accounting estimates are based on documented methods that conform to the principles set forth in notes 2.1 and 2.2 to the financial statements.

Our assessment of the reasonable nature of these estimates was made on these bases.

Our assessments of these items were made as part of our audit of the parent company and consolidated financial statements taken as a whole and therefore contributed to the forming of the unqualified opinion expressed in the first part of our report.

Crédit Agricole S.A. pro forma consolidated financial statements

We examined the pro forma consolidated financial statements for the years from 1 January 2001 to 31 December 2001, 1 January 2002 to 31 December 2002 and 1 January 2003 to 31 December 2003, as approved by the Board of Directors and presented in this shelf-registration document, in accordance with the professional standards applicable in France.

For purposes of comparison, the pro forma statements for the period from 1 January 2001 to 31 December 2001 reflect the effects of the acquisition of the Crédit Lyonnais group during the second quarter of 2003 as well as the effects of all the transactions related to the initial public offering of Crédit Agricole S.A. made on 14 December 2001.

For purposes of comparison, the pro forma statements for the periods from 1 January 2002 to 31 December 2002 and 1 January 2003 to 31 December 2003 reflect the effects of all the transactions related to the acquisition of the Crédit Lyonnais group during the second quarter of 2003.

Having examined these pro forma statements and issued reports thereon, we concluded that the conventions adopted constitute a reasonable basis for presenting:

- the effects at 31 December 2001 of the acquisition of the Crédit Lyonnais group during the second quarter of 2003 as well as the effects of all the transactions related to the initial public offering of Crédit Agricole S.A.,
- the effects at 31 December 2002 and 2003 of the Crédit Lyonnais group acquisition during the second quarter of 2003.

These effects were appropriately quantified and the accounting methods used are consistent with those followed in preparing the consolidated financial statements of Crédit Agricole S.A.

Attention is drawn to the fact that Crédit Agricole S.A.'s pro forma consolidated income for the year from January 1 to 31 December 2001 includes the full-year income of its specialised subsidiaries at the ownership percentage resulting from the Regional Banks' transfers, as well as the full-year income from ordinary activities of the Regional Banks accounted for by the equity method. Income from ordinary activities is determined by eliminating all exceptional items relating to the stock market flotation, as determined on the basis of the declarations of the Regional Banks. These exceptional items concern mainly the capital gains realised on the sale of Crédit Agricole S.A. shares on the stock market and the extraordinary provisions established on that occasion.

On the basis of our procedures, we have nothing to report with respect to the fairness of the information on the financial position and financial statements contained in the shelf-registration document (*Document de Référence*).

4 May 2004

Statutory Auditors

CABINET ALAIN LAINÉ

BARBIER FRINAULT & AUTRES
ERNST & YOUNG

Alain Lainé

Valérie Meeus

Cross-reference table

This annual report has been registered as the shelf-registration document with the French Autorité des Marchés Financiers (AMF). To facilitate consultation, the following table indicates page references of the main items of disclosure required by AMF regulations and application instructions.

AMF HEADING	Corresponding page no. in the document entitled "2003 Business Review"	Corresponding page no. in the document entitled "Legal and Administrative Information"
Statements by persons responsible		
Statement by person responsible for the shelf-registration document		184
Statement by the Statutory Auditors		186
Disclosure policy	89	
Reports on internal control procedures		
Report by the Chairman of the Board to the General Meeting (Meeting (article L 225-37 of the French commercial code)		50
Statutory Auditors' report (article L 225-235 of the French commercial code)		60
General information		
Company		
General information about the company		162
Share capital		
Specific provisions (restriction on the exercise of voting rights, etc.)		168
Authorised unissued capital		170
Potential capital		170
5-year statement of changes in share capital		24
Market in the shares		
Trends in share price and trading volumes (18 months)	87	
Dividends	89	23, 170, 175
Market in debt securities		170
Share capital and voting rights		
Current ownership of share capital and voting rights	87	170
Changes in ownership		170
Shareholders' agreements	87	170
Group operations		
Group organisation (relations between parent company and subsidiaries, information about subsidiaries)	inside front cover, 92	
Group key figures	6	
Sector data (business segment, geographical region and/or country)	7	8, 39, 88, 144
Markets and competitive positioning	14-67	
Performance indicators (value creation, etc.)	89	
Analysis of group risk exposure		
Risk factors		31-49
Market risks (liquidity, interest rate, exchange rate, equities)		31-47
Business-specific risks (risks (dependence upon suppliers, customers, sub-contractors)		47-49
Legal risks (specific regulations, concessions, patents, licences, significant litigation, exceptional events)		48
Industrial and environmental risks		84
Insurance and risk cover		49
ASSETS, FINANCIAL POSITION AND RESULTS		
Consolidated financial statements and notes		6, 61, 94
Off-balance sheet items		64, 80, 98, 136
Fees paid to statutory auditors and members of their networks		185
Pro forma financial information		4, 62
Regulatory prudential ratios		20
Parent company financial statements		153
Corporate governance		
Composition and operation of the administrative, executive and supervisory bodies	8	51, 52
Composition and operation of special committees		52, 53
Executive Directors (compensation and benefits, stock options granted and exercised, share warrants and warrants to subscribe for founders' shares)		164
Regulated related-party agreements		173
Recent developments and outlook		
Recent developments		25
Outlook		25

Production:
Harrison & Wolf

Photo Credits:
Hervé Thouroude, Gérard Tordjman, Alain Le Breton, Philippe Dureuil,
Pascal Sittler / Rea, Christophe Petiteau – Crédit Agricole de l'Anjou et du Maine,
Crédit Agricole du Morbihan, Crédit Agricole d'Ile et Vilaine, Crédit Agricole Asset Management,
Crédit Agricole du Nord Est, Crédit Agricole Val de France, Crédit Agricole S.A,
Crédit Agricole des Côtes-d'Armor, Crédit Lyonnais, Crédit Lyonnais Asset Management,
Crédit Lyonnais – Archives historiques, Philippe Caron – Sofinco, David Becus – Sofinco,
Finaref, Transfact, Predica, Pacifica, Loxam, Max Havelaar France,
M.-N. G., M.N. Robert – Théâtre du Châtelet

Photo Libraries:
Altitude / Yann Arthus-Bertrand, Corbis / Joseph Sohm,
Zefa / H. Takano, G. Baden, P. Leonard, Getty Images / Rosemary Calvert,
Justin Pumfrey, Bernard Lang, Reza Estakhrian, Colin Hawking, Jon Riley,
Keith Brofsky, Alexander Walter, Robert Daly

Crédit Agricole S.A.
A French limited company with a share capital of € 4,420,567,311
Paris Trade and Company Registry No. 784 608 416
91-93, boulevard Pasteur - 75015 Paris - France
Tel. 33 (0) 1 43 23 52 02
www.credit-agricole-sa.fr

File No. 82-34771

Exhibit 1.2

Update A-01 of the Crédit Agricole S.A. 2003 Annual Report – shelf-registration document

Registered with the *Autorité des marchés financiers* on June 17, 2004

Please see attached English language version.



Our strengths combined

Update A.01
Crédit Agricole group
2003 financial statements

CRÉDIT AGRICOLE S.A.

This document is an English translation of the French language original document, which was registered with the Autorité des Marchés Financiers (AMF) on 17 June 2004. It supplements the shelf-registration document registered with the AMF on 4 May 2004, registration number R.04-073. To qualify for use in support of any financial transaction it must be supplemented by an information circular approved by the AMF. This document was prepared by Crédit Agricole S.A. and the signatories are liable for its contents.

Persons responsible for the shelf-registration document and audit

Person responsible for the shelf-registration document and additional information

Jean Laurent, Chief Executive Officer, Crédit Agricole S.A.

Statement by the person responsible for the shelf-registration document and additional information

"To the best of my knowledge, the information provided in this updated document is true and accurate, contains all the facts required for investors to make an informed assessment of the company's assets, operations, financial condition, earnings and outlook, and contains no omissions liable to impair their significance".

Jean Laurent
Chief Executive Officer, Crédit Agricole S.A.

Person responsible for information

Patrice Vincent
Head of Financial Analysis and Information
Financial Management Department, Crédit Agricole S.A.
Tel.: + 33 (0)1.43.23.56.68

Statutory auditors

Principal Statutory Auditors

Barbier Frinault et Autres Ernst & Young	PricewaterhouseCoopers Audit
Represented by Valérie Meeus	Represented by Gérard Hautefeuille
41, rue Ybry, 92576 Neuilly-sur-Seine cedex	32, rue Guersant 75017 PARIS

Alternate Statutory Auditors

Alain Grosmann	Pierre COLL
41, rue Ybry, 92576 Neuilly-sur-Seine CEDEX	34, place des Corolles 92908 Paris la Defense Cedex

Barbier Frinault et Autres was appointed as Statutory Auditor at the Ordinary General Meeting of 31 May 1994 for a period of six years. Its appointment was subsequently renewed for a further six years at the Ordinary General Meeting of 25 May 2000.
Barbier Frinault et Autres represented by Valérie Meeus joined the Ernst & Young network on 5 September 2002.
Cabinet Alain Lainé, represented by Alain Lainé, was appointed as Principal Statutory Auditor at the Ordinary General Meeting of 31 May 1994. Its appointment ended at the close of the Ordinary General Meeting of 19 May 2004.
Cabinet Mazars et Guérard was appointed as Alternate Statutory Auditor at the Ordinary General Meeting of 31 May 1994. Its appointment ended at the close of the Ordinary General Meeting of 19 May 2004.
In their place, PriceWaterhouseCoopers Audit was appointed as Principal Statutory Auditor and Pierre Coll as Alternate Statutory Auditor at the Ordinary General Meeting of 19 May 2004 for the remaining term of the appointments of the two aforementioned Statutory Auditors, that is until the Ordinary General Meeting called to approve the financial statements for the year ending 31 December 2005.

Statutory auditors' statement

This is a free translation into English of the statutory auditors' statement on the registration document update A01 issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' reports on financial statements and consolidated financial statements, referred to in this report , include information specifically required by French law in all audit reports, whether qualified or not, and this is presented after the Opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors' assessment of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the annual and consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the annual and consolidated financial statements.
This report should be read in conjunction with, and construed in accordance with French law and professional auditing standard applicable in France.

In our capacity as statutory auditors of Crédit Agricole S.A. and pursuant to Regulation 98-01 of the *Commission des Opérations de Bourse*, we have verified in accordance with French professional standards the information in respect of the financial position and historical financial statements presented in the shelf-registration document registered by the *Autorité des Marchés Financiers* under no. R. 04-073 and its accompanying updated version.

These documents were prepared under the responsibility of Jean Laurent, Chief Executive Officer of Crédit Agricole S.A. Our responsibility is to issue an opinion on the fairness of the information contained therein with respect to the financial position and financial statements

Barbier Frinault & Autres-Ernst & Young and Cabinet Alain Lainé expressed an opinion on the shelf-registration document dated 4 May 2004, in which they concluded that they had nothing to report regarding the fairness of the information on the financial position and financial statements as presented in the shelf-registration document based on the procedures they carried out.

In accordance with the professional standards applicable in France, our procedures consisted in:

- ascertaining that no events have occurred subsequent to the date of the aforementioned opinion that may detract from the fairness of the information presented in the shelf-registration document concerning the financial condition and financial statements and that has not been updated,
- assessing the fairness of the information concerning the financial condition and financial statements included in the updated document and verifying its consistency with the financial statements on which Barbier Frinault & Autres-Ernst & Young and Cabinet Alain Lainé issued a report. They also consisted in reading the other information contained in this updated document to identify potential material inconsistencies with the disclosures concerning the financial condition and the financial statements and in reporting any manifestly misleading statements that may have come to our attention based on our general acquaintance with the company within the framework of our assignment This document does not contain prospective information on properly prepared individual components.

Crédit Agricole group consolidated financial statements

Barbier Frinault & Autres-Ernst & Young and Cabinet Alain Lainé have audited in accordance with the professional standards applicable in France the consolidated financial statements of Crédit Agricole group for the financial years ended 31 December 2001, 2002 and 2003, which were prepared by the Board of directors of Crédit Agricole S.A. according to French accounting rules and principles, and issued an unqualified opinion on them.
Their report on the consolidated financial statements of Crédit Agricole group for the financial year ended 31 December 2001 contains an emphasis of matter paragraph which, without qualifying their opinion, draws shareholders' attention to Notes 2.2, 2.3.7, 18 and 20 to those statements, which describe the changes made in response to a request from the *Commission des Opérations de Bourse* for documentary evidence concerning the methods used to establish the home-purchase savings reserve and the impact of those methods on the financial statements at 31 December 2001.
Their report on the consolidated financial statements of Crédit Agricole group for the financial year ended 31 December 2003 contains an emphasis of matter paragraph which, without qualifying their opinion, draws shareholders' attention to Notes 2.3 to the financial statements concerning:

- the change in accounting method resulting from application of the preferred method of treatment of deferred expenses incurred in the issuance of debts represented by a security with effect from 1 January 2003,

- the change in accounting method resulting from application of CRC regulation 2002-03 on accounting for credit risks by institutions regulated by the *Comité de la Réglementation Bancaire et Financière*,

- and the change in accounting method resulting from application of CRC regulation 2002-10 on depreciation and impairment of assets for banking and insurance activities.

Crédit Agricole group pro forma consolidated financial statements

Barbier Frinault & Autres-Ernst & Young and Alain Lainé examined in accordance with the professional standards applied in France the pro forma consolidated financial statements for the financial years ended 31 December 2001, 2002 and 2003, which were prepared by the Board of directors. Having examined these pro forma statements and issued a report included on pages 80 to 81 of this updated shelf-registration document, in their opinion, the conventions adopted constitute a reasonable basis for presenting the effects of all the transactions related to the acquisition of the Crédit Lyonnais group during the second quarter of 2003 in the pro forma financial statements, these effects were appropriately quantified and the accounting methods used are consistent with those followed in preparing the consolidated financial statements of Crédit Agricole group.

On the basis of our procedures, we have nothing to report regarding the fairness of the information on the financial position and financial statements as presented in this shelf-registration document and its updated version.

Regarding the pro forma information contained in this updated version of the shelf-registration document, we remind that it is intended to reflect the effect of a given transaction or event on accounting and historical financial information at a date prior to the actual or reasonably projected occurrence of that transaction or event.

Financial statements of this kind are not necessarily representative of the financial condition or performance that would have be observed if the transaction or event had in fact occurred at a date prior to the actual or projected date.

Paris and Neuilly-sur-Seine, 17 June 2004

The Statutory Auditors

BARBIER FRINAULT & AUTRES
ERNST & YOUNG
Valérie Meeus

PRICEWATERHOUSECOOPERS AUDIT
Gérard Hautefeuille

This updated version of the shelf-registration document includes on pages 134 to 135 the report of the consolidated financial statements of the Crédit Agricole group at 31 December 2003 issued by Barbier Frinault & Autres-Ernst & Young and Alain Lainé, which contains the justification for the assessments of the Statutory Auditors prepared in accordance with the provisions of Article L. 225-235 of the French Commercial Code.

Management report on the 2003 financial statements for the Crédit Agricole group

The financial statements presented below relate to the Crédit Agricole group, which comprises the Local Banks, the Regional Banks, Crédit Agricole S.A. and their subsidiaries.

Crédit Agricole is France's largest bank, and one of the largest worldwide, in terms of capital and balance sheet assets.

The Crédit Agricole group has a three-tier organisation, comprising 2,629 local credit co-operatives (Caisses Locales) grouped into 44 Regional Banks. Through SAS Rue La Boétie, these Regional Banks hold an approximately 52.4% stake in Crédit Agricole S.A., which is listed on the *Premier Marché of Euronext Paris* and acts as the lead institution and central banker for the Crédit Agricole group.

In 2003, the economic climate in Europe was still uncertain, while France was on the verge of a recession. Despite these conditions, the Crédit Agricole group pressed ahead with its organic growth and made a significant leap forward in its acquisition growth strategy by:

- taking over the IntesaBci Suisse private banking business, which merged with CAI Suisse SA in September 2003;
- **acquiring Finaref,** a leader in private-branded cards and distance selling of financial products. This deal has strengthened the Group's positions in consumer credit and private-branded payment cards. It was completed in accordance with the agreements signed in December 2002. Finaref became part of the Crédit Agricole group in February 2003, after Crédit Agricole S.A. purchased a 61% stake in the company from the retail group Pinault-Printemps-Redoute (PPR). A second phase of this acquisition occurred in December 2003 when the Group increased its holding in Finaref by 14.5%. A third phase was completed at end-March 2004, when Crédit Agricole S.A. acquired a final 14.5% stake, raising its total stake to 90%. PPR will hold onto its remaining 10% interest. Finaref's integration process within the Group was implemented immediately;
- **acquiring Crédit Lyonnais,** which was the main highlight of 2003. During Crédit Lyonnais' privatisation process in 1999, Crédit Agricole S.A. became the largest shareholder in Crédit Lyonnais' core shareholder group ('GAP'), with a 10% stake in the bank. Consequently, on 16 December 2002, the Crédit Agricole group filed a mixed cash-and-share offer for Crédit Lyonnais, followed by a buyout offer for the remaining Crédit Lyonnais shares in mid-2003 and a subsequent compulsory buyout procedure. As a result of these successful offers, the Crédit Agricole group has owned a 99.86% stake in Crédit Lyonnais since 4 August 2003. The Crédit Agricole–Crédit Lyonnais tie-up process was launched immediately in the second half of 2003.

2003 results reflect the major transformations experienced by the Group that year, while maintaining robust growth momentum in all business areas. These results also highlight the Group's very strong operating performance, including an 18% rise in gross operating income on a comparable consolidation basis. Due to tight control over operating expenses, the cost/income ratio showed an improvement in most business lines, falling from 69.3% to 65.3% overall.

Crédit Agricole group financial review

The Crédit Agricole group's consolidated financial statements are based on the consolidating entity that comprises the Local Banks, Regional Banks and Crédit Agricole S.A. (parent company).
The Group's consolidated financial statements are prepared in accordance with CRC regulations 99-07 and 2000-04 relating to the consolidated accounts of companies governed by the *Comité de la Réglementation Bancaire et Financière* (CRBF – French banking and financial regulations committee).
They are comparable with the consolidated financial statements of other leading banking groups.

Consolidation changes

At 31 December 2003, the Crédit Agricole group's scope of consolidation comprised 2,629 Local Banks, 44 Regional Banks, Crédit Agricole S.A. and 301 subsidiaries and holdings (compared to 280 at 31 December 2002).
The main change in 2003 was the addition of Crédit Lyonnais to the Crédit Agricole group. This followed the success of the takeover bid for Crédit Lyonnais (mixed cash-and-share offer in June 2003, followed by a public buyout offer and subsequent compulsory buyout procedure in July). As a result of these offers, at end-December 2003, the Crédit Agricole group owned a 99.9% stake in Crédit Lyonnais, which is consolidated directly by the Group in the 2003 financial statements.

The following companies were are also added to the Group's scope of consolidation in 2003:

- Finaref group (20 subsidiaries), following the acquisition of a 75.5% stake in the company by Crédit Agricole S.A. (61% in February 2003 and 14.5% in December 2003). At 31 December 2003, Finaref was fully consolidated by the Group, although this did not have a significant impact on its assets, liabilities or off-balance sheet items.
- IntesaBci Bank (Suisse), acquired in early 2003 and merged with Crédit Agricole Indosuez Suisse S.A. in September.
- S.A. Crédit Agricole Belgique, which has been fully consolidated since Crédit Agricole S.A. and the Regional Banks of Crédit Agricole Nord de France and Nord-Est jointly acquired a 50% stake in the company during the third quarter of 2003.

In addition, Sofinco raised its interest in Credibom (consumer credit company based in Portugal) to 85% by acquiring an additional 45% stake from Banco Espírito Santo. Credibom was previously accounted for by the equity method, but has been fully consolidated since September 2003.

Other changes in the scope of consolidation had no material impact on the 2003 financial statements. These mainly stem from newly-formed companies, mergers and other operations resulting from the reorganisation of the Group's business activities (break-up of CAI Luxembourg and formation of CA Indosuez Luxembourg and CA Invest. Services Banque Luxembourg; merger between SCT de Brunoy and SCT de Mer to form CA Titres; and so on). In addition, another merger was carried out by the Regional Banks in 2003: the Regional Banks of Cantal and Centre France were combined to form a single Centre France Regional Bank, reducing the total number of Regional Banks from 45 at end-2002 to 44 at end-2003. These mergers did not have any impact on the Group's financial statements.

Changes in accounting principles and methods

The main changes in accounting methods with respect to the previous year are as follows:

- Since 1 January 2003, the Crédit Agricole group has applied the benchmark treatment for bond issue expenses as set out in paragraph 300 of regulation 99-07 of the *Comité de la Réglementation Comptable* (CRC – French accounting regulations committee) dated 24 November 1999, which requires their deferral over the life of the securities issued (see Notes 2.3 and 2.3.5 to the published financial statements).
- As of 1 January 2003, the Crédit Agricole group has applied CRC regulation 2002-03 of 12 December 2002 on the accounting treatment of credit risk by companies governed by the *Comité de la Réglementation Bancaire and Financière* (CRBF – French banking and financial regulations committee), along with the various statements and opinions issued by the CNC's *Comité d'Urgence* (urgent issues task force) (see Note 2.3 and 2.3.1 to the published financial statements).
- In addition, the Crédit Agricole group has decided not to opt for early application of CRC Regulation 2002-10 of 12 December 2002 on asset depreciation and impairment. However, under the transitional measures provided for in this regulation, which are set out in detail in regulation CRC 2003-7, the Group applies component accounting for all its tangible fixed assets. However, the Group's insurance subsidiaries have opted to take provisions for major repairs during the transitional period, pending harmonisation of the position in this respect (see Note 2.3.10 to the published financial statements).

These changes in accounting methods and their impact on the financial statements are described in Note 2.3 to the financial statements ("Significant Accounting Policies").

Preparation of financial statements following the Crédit Lyonnais acquisition

Increase in Crédit Lyonnais stake held by the Crédit Agricole group:

- 10.3% at 31 December 2001,
- 17.8% at 31 December 2002 and up to 19 June 2003 (closing date of the mixed cash-and-share offer for Crédit Lyonnais by Crédit Agricole S.A. and SACAM Développement),
- 97.45% from 19 June to 16 July (launch of the public buyout offer),
- 99.86% from 4 August 2003 (closing date of the compulsory buyout procedure).

Consolidation of Crédit Lyonnais in the 2003 published financial statements

Due to the very short time period (12 days) between the date when Crédit Agricole acquired control of Crédit Lyonnais (19 June 2003) and the end of the first half of the financial year, Crédit Lyonnais' earnings were accounted for by the equity method during the first half of 2003 at 25.62% (Crédit Agricole's weighted average ownership interest over the period). However, the balance sheet and off-balance sheet items were fully consolidated at 97.45% as at 30 June 2003.

During the entire second half of 2003, Crédit Lyonnais was fully consolidated at 99.86% (as a result of the compulsory buyout procedure, which increased the Group's stake in the bank).

Preparation of pro forma financial statements

Due to the significant changes to the scope of consolidation following the Crédit Lyonnais acquisition, pro forma financial statements have been prepared for the past three years, so that the results of the new Group (including Crédit Lyonnais) can be compared over this period.

The pro forma financial statements have been drawn up to reflect assets, liabilities and results as if Crédit Agricole S.A. had acquired 97.45% of Crédit Lyonnais on 1 January 2001. Consequently, Crédit Lyonnais is fully and retroactively consolidated in the pro forma financial statements for 2001, 2002 and the first half of 2003.

These pro forma financial statements do not take into account any other consolidation changes in 2003, such as the Finaref acquisition (for technical reasons arising from

the material changes in the Finaref group's equity interests and scope of consolidation during 2002). The scope of consolidation includes the subsidiaries and equity interests consolidated by the Crédit Agricole group and Crédit Lyonnais S.A. at each year-end.

As a general rule, the accounting principles and methods used to prepare the pro forma consolidated financial statements are identical to those used to prepare the published consolidated financial statements at each year-end. Any changes in accounting principles are applied in the pro forma financial statements on the same dates as in the published financial statements.

See the notes to the pro forma financial statements: 'Rules governing the preparation of pro forma consolidated financial statements for the Credit Agricole group'.

The following review of the Crédit Agricole group's consolidated income statements is based on these pro forma figures. However, our analysis of the Group's consolidated balance sheet is based on published data.

Economic and financial background

2003: a year of two halves

2003 eventually saw a pick-up in growth on both sides of the Atlantic. However, the US was still the only real growth engine for the global economy (over 3% growth). The highlights of 2003 were: a rebound in the equity markets, a contraction in corporate spreads, an upturn in long rates towards the year-end, and the euro's continued rise against the US dollar.

In the euro zone, a downturn in domestic demand and a poor export performance plunged three of the top five EU states (Germany, Italy and the Netherlands) into a technical recession. In the second half, exports fuelled a partial recovery.

The French economy, which had so far stood up well to the global recession, recorded sluggish growth of only 0.5% in 2003, compared to 1.2% in 2002. Like the rest of the eurozone, the second half was saved by a pick-up in exports and a sudden upswing in consumer spending.

Crédit Agricole group consolidated income statements

The Crédit Agricole group's net income-Group share came to € 2.6 billion in 2003. Before goodwill amortisation and integration-related costs for the Crédit Agricole-Crédit Lyonnais tie-up, net income-Group share was € 3.8 billion, up 45%.

In the pro forma financial statements, net income-Group share amounted to € 2.8 billion. Before goodwill amortisation and net integration-related costs for the Crédit Agricole-Crédit Lyonnais tie-up, pro forma net income-Group share exceeded € 4 billion, up 28.0% compared with 2002.

Summary pro forma consolidated income statement

(in millions of euros)	31/12/2001 pro forma	31/12/2002 pro forma	31/12/2003 pro forma	% change 2003/2002
Net banking income	**22,556**	**22,060**	**23,886**	**+ 8.3%**
Operating expenses (including depreciation)	(15,470)	(15,277)	(15,592)	+ 2.1%
Gross operating income	**7,086**	**6,783**	**8,294**	**+ 22.3%**
Risk-related costs	(2,301)	(1,359)	(2,007)	+ 47.7%
Income from equity affiliates	286	6	219	nm
Net income on fixed assets	122	(144)	(101)	- 29.9%
Pre-tax ordinary income	**5,463**	**5,286**	**6,405**	**+ 21.2%**
Integration-related costs	-	-	(513)	nm
Net extraordinary items	(117)	(286)	(151)	- 47.2%
Corporate income tax	(1,545)	(1,540)	(1,963)	+ 27.5%
Goodwill amortisation	(653)	(654)	(926)	+ 41.6%
Net allocation to FGBR	(1,615)	(171)	207	nm
Net income	**1,533**	**2,635**	**3,059**	**+ 16.1%**
Minority interests	210	130	302	x 2.3
Net income-Group share	**1,323**	**2,505**	**2,757**	**+ 10.1%**
Net income-Group share before integration-related costs	**1,323**	**2,505**	**3,118**	**+ 24.5%**
Net income-Group share before goodwill amortisation and integration-related costs	**1,976**	**3,159**	**4,044**	**+ 28.0%**

N.B. The above financial data relate to the Crédit Agricole group, which comprises the Local Banks, the Regional Banks, Crédit Agricole S.A. and their subsidiaries

Unless otherwise stated, the following review of the Crédit Agricole group's consolidated results is based on **pro forma data.**

Net banking income came to € 23.9 billion, rising by 8.3%, or 6.5% excluding changes to the scope of consolidation (mainly Finaref, which had a € 586 million impact) and at constant exchange rates (currencies had a negative impact of € 202 million). This growth reflects the strong commercial impetus of the Group's two retail banking networks: the Regional Banks (NBI up 6.5% to € 11.4 billion) and Crédit Lyonnais (NBI up 3.6% to € 3.3 billion). This performance is also due to: i) a significant increase in revenues from the corporate and investment banking business; ii) robust performances in insurance and asset management (strong mutual fund inflows); and iii) sharp growth in the consumer credit business.

Conversely, net banking income in 'Proprietary asset management and other activities' was hit by: i) the impact of the stock market slump on equity portfolios; ii) a lower contribution from fixed income portfolios; and iii) financing costs for the acquisitions made by Crédit Agricole S.A. (Finaref and, most of all, Crédit Lyonnais).

Operating expenses remained under control at € 15.6 billion. The moderate 2.1% increase was due to changes in the scope of consolidation (mainly Finaref). On a comparable consolidation basis, operating expenses held virtually flat (up 0.1% year-on-year), due to the impact of exchange rates (-€ 126 million) and lower personnel expenses, mostly as a result of the Group's workforce reductions (normal and early retirements, and a halt in recruitment owing to the impending tie-up with Crédit Lyonnais).

As a result, the **cost/income ratio** improved sharply by 4 percentage points from 69.3% in 2002 to 65.3% in 2003.

Gross operating income (GOI) totalled € 8.3 billion, up 22.3% compared to 2002. This growth partly reflects additions to the scope of consolidation (mainly Finaref, which contributed € 287 million). Excluding these consolidation changes, GOI rose by 18%, driven by the Group's organic growth.

Risk-related costs amounted to € 2 billion, rising by € 648 million compared to 2002. The integration of Finaref had a € 128 million impact on net provisions. Furthermore, various provisions were written back in 2002 (over € 100 million for the sale of the Group's equity interest in Bradesco in Brazil), offsetting the losses booked against 'Net income on fixed assets'. The Group also stepped up its provisions for risk exposure in the Crédit Lyonnais network, particularly in the SME segment. Lastly, in preparation for the transition to IFRS, the Regional Banks increased their allocations to the Fund for General Banking Risks (FGBR).

As a result, the **FGBR** recorded a net allocation of € 207 million, compared to € 171 million in 2002 (including € 76 million for the Regional Banks and € 131 million for Crédit Agricole S.A.). This was mainly due to the home purchase savings provision, reflecting the gap between current funding rates for home purchase loans, and the market rates anticipated four years earlier (for savings accounts) and six years earlier (for savings schemes).

Doubtful loans totalled € 18.4 billion, amounting to 4.6% of gross customer loans outstanding, compared to 4.8% in 2002. Coverage of these loans by provisions stood at 65.6%. Moreover, general provisions and the Fund for General Banking Risks (FGBR) came to a total of € 7.4 billion at end-2003 versus € 7.3 billion in the 2002 pro forma financial statements. These provisions break down as follows: i) € 2.1 billion in provisions under liabilities to cover sector risks and other loan loss provisions (€ 242 million in general US provisions, € 274 million in provisions for large European corporates, € 112 million for retail banking and specialised financial services, and € 660 million for the Regional Banks); ii) € 752 million in country-risk provisions; iii) € 1.6 billion for the FGBR (home purchase savings schemes); iv) € 615 million for the Fund for Liquidity and Solvency Banking Risks; and v) € 2.4 billion for other FGBR items.

The contribution from equity affiliates rose from € 6 million in 2002 to € 219 million in 2003. This steep increase was due to a sharply improved contribution from Banca Intesa (a loss of € 55 million in 2002 versus a positive income contribution of € 115 million in 2003).

The net loss on fixed assets was € 101 million in 2003, compared to a loss of € 144 million in 2002. The Group realised lower net capital losses and, accordingly, reduced its provisions for investments in unconsolidated subsidiaries and affiliates.

As a result, **pre-tax ordinary income** amounted to € 6.4 billion, up 21.2% year-on-year, or 17.6% excluding Finaref's addition to the scope of consolidation.

Net extraordinary charges came to € 151 million in 2003, mainly due to: i) reorganisation and IS migration costs (€ 103 million), mostly for the Regional Banks; and ii) early retirement benefits (€ 29 million).

After deducting € 2 billion in corporate income tax, **net income-Group share**, before goodwill amortisation and integration-related costs for the Crédit Agricole-Crédit Lyonnais tie-up, came to € 4.04 billion, up 28%.

Gross integration-related costs for the Crédit Agricole-Crédit Lyonnais tie-up (either incurred in 2003 or estimated as provisions) totalled € 513 million (or € 361 million after tax) in the 2003 income statement. In addition, € 532 million in expenses were borne by Crédit Lyonnais and added to goodwill. These combined expenses covered: i) the cost of implementing synergies (€ 906 million), e.g. support measures for job mobility, streamlining of premises and IS costs; and ii) other integration-related expenses (mainly advisory bank fees).

Goodwill amortisation increased by € 272 million (or 41.6%) due to a fair value adjustment to the Group's holding in Rue Impériale and additional investments made in 2003 (mainly Finaref, including Ellos, but also IntesaBci Bank (Suisse), EFL, Lukas Bank and Credibom).

Review of results by business line

Overview of the Group's business lines

The income statements of the Crédit Agricole group are broken down by **business line**, according to the **naming conventions** introduced in December 2002 when Crédit Agricole unveiled its tie-up project with Crédit Lyonnais. These names also appear in the COB document *('Note d'information')* relating to the public offer and dated 25 March 2003.

The Crédit Lyonnais network is a separate business in its own right. The Group has also set up a new business line encompassing its specialised financial services. As a result, Crédit Agricole's activities are now organised into six business lines, compared to four previously:

- French retail banking - Regional Banks,
- French retail banking - Crédit Lyonnais network,
- Specialised financial services,
- Asset management, insurance and private banking,
- Corporate and investment banking,
- International retail banking.

The Group also has a 'Proprietary asset management and other activities' business line.

French retail banking – Regional Banks

This business line comprises the Regional Banks and their subsidiaries.

French retail banking – Crédit Lyonnais network

This business line covers the activities of the Crédit Lyonnais network in France (individual customers, professionals and SMEs), together with Crédit Lyonnais' private banking operations in France.

Specialised financial services

This business line covers activities that offer banking products and services to individual customers, professionals, businesses and local authorities in France and internationally, namely:.

- consumer credit through Sofinco, Finaref and Finalion in France, and through subsidiaries or partnerships outside France (e.g. Lukas and Agos Itafinco);
- specialised financing to businesses, such as factoring (Transfact and Eurofactor) and leasing (mainly Ucabail, Lixxbail, Slibail and EFL).

Asset management, insurance and private banking

This business line encompasses:

- asset management (mutual funds and managed accounts), chiefly through Crédit Agricole Asset Management, Crédit Lyonnais Asset Management, CPR AM, BFT, CA-ELS and Crédit Lyonnais Épargne Entreprise;
- subsidiaries providing financial and securities services to institutional customers (CA Investor Services Corporate Trust, CA Investor Services Bank, CA Investor Services Fastnet, Crédit Agricole S.A. custody services and CAI financial services);
- life, accident and health insurance (Predica and UAF);
- property and casualty insurance (Pacifica, Finaref and Médicale de France);
- private banking, mainly through Banque de Gestion Privée Indosuez (BGPI), subsidiaries of Crédit Agricole Indosuez (e.g. CAI Suisse S.A., CA Indosuez Luxembourg S.A. and Crédit Foncier de Monaco) and foreign subsidiaries of Crédit Lyonnais (e.g. Crédit Lyonnais Suisse S.A.).

Corporate and investment banking

This business line mainly covers the corporate and investment banking operations of Crédit Agricole Indosuez and Crédit Lyonnais. It divides into two broad categories. Firstly, capital markets and investment banking, comprising primary and secondary equity activities, brokerage and equity derivatives (CAI Cheuvreux, Crédit Lyonnais Corporate & Investment Banking), foreign exchange and debt market instruments trading (money and bond markets, derivatives and structured products), mergers and acquisitions, and the private equity activities run by the UI Group (UI, IDIA Participations and Sofipar) and Crédit Lyonnais.

Secondly, the financing business, comprising asset financing and banking activities carried out by CAI and Crédit Lyonnais Corporate & Investment Banking; the structured financing activities managed by CAL FP; and CAI's 'work-out' business.

International retail banking

This business line encompasses:

- foreign subsidiaries of Crédit Agricole S.A. (both fully-consolidated and equity accounted) whose main business is retail banking outside France. Most are located in Europe (Banca Intesa Spa in Italy, Banco Espírito Santo in Portugal, Bankoa in Spain and Crédit Agricole Belge in

Belgium), the Middle East (e.g. Banque Saudi Fransi and Banque Libano-Française SAL) and Africa (e.g. Crédit du Maroc, Union Gabonaise de Banque and Crédit Lyonnais Cameroun);

- the earnings of Crédit Agricole S.A.'s unconsolidated banking affiliates engaged in this business (e.g. Commercial Bank of Greece).

The Group's foreign consumer credit and leasing subsidiaries (part of Sofinco and Ucabail, Lukas and EFL in Poland, etc), which were previously consolidated under this business line, have been reassigned to the specialised financial services business line from 2003 (and retroactively).

Proprietary asset management and other activities

This business segment mainly covers Crédit Agricole S.A.'s role as the Group's central body, asset and liability management (in particular Crédit Agricole S.A.'s margin on interest-rate risk matching) and debt management relating to acquisitions of subsidiaries and equity interests.

It also comprises the earnings of various other Crédit Agricole group companies (including Uni-Éditions, logistics units and the real estate companies that manage premises used by more than one business line), together with dividends or other revenues and expenses of Crédit Agricole S.A. relating to equity investments and other unconsolidated subsidiaries and affiliates (apart from international retail banking). Finally, Crédit Agricole S.A.'s net income on financial and other non-current assets (net allowances/provisions, mainly on the equity investment portfolio, and capital gains or losses on disposals of equity investments) are allocated to this item, together with general provisions not allocated to any specific activity within a given business line.

This business line also comprises the net impact of tax consolidation between Crédit Agricole S.A. and Crédit Lyonnais.

Review of results by business line

The Crédit Agricole group's consolidated results are reviewed below by business line, according to the conventions described earlier (see 'Overview of the Group's business lines'). Following the integration of Crédit Lyonnais, the scope of each business line has undergone various changes. For this reason, the 2002 results for these business lines have been retroactively adjusted for the sake of comparability.

All business lines achieved excellent business levels and maintained tight control over their operating expenses, as reflected by the improvement in cost/income ratios and profitability.

Pro forma contribution of each business line to net income before goodwill amortisation and integration-related costs

(in millions of euros)	31/12/2002	31/12/2003
French retail banking - Regional Banks	1,771	2,271
French retail banking - Crédit Lyonnais network	528	501
Specialised financial services	192	371
Corporate and investment banking	503	782
Asset management, insurance and private banking	688	870
International retail banking	(54)	234
Proprietary asset management and other activities	(339)	(683)
Total net income (before goodwill amortisation and integration-related costs)	**3,289**	**4,346**

1 • French retail banking - Regional Banks

The net income contribution from the Regional Banks rose by a further 28.2% to € 2.3 billion, contributing 52.2% of the Group's pro forma net income. This sharp increase was driven by the Regional Banks' continued growth momentum and a steady improvement in key operating metrics.

French retail banking - Regional Banks

(in millions of euros)	2002	2003	% change 2003/2002
Net banking income	**10,670**	**11,366**	**+ 6.5%**
Operating expenses and depreciation	(6,827)	(6,904)	+ 1.1%
Gross operating income	**3,843**	**4,462**	**+ 16.1%**
Risk-related costs	(552)	(860)	+ 55.8%
Pre-tax ordinary income	**3,291**	**3,602**	**+ 9.5%**
Extraordinary items, tax and FGBR	(1,520)	(1,331)	- 12.4%
Net income	**1,771**	**2,271**	**+ 28.2%**

Crédit Agricole's 44 Regional Banks recorded strong growth in business volumes, which increased net banking income by 6.5% to € 11.4 billion.

On- and off-balance sheet customer deposits outstanding (excluding securities and bonds) were up 7.0% in 2003 (versus 3.2% the previous year), rising by € 23 billion to € 350.2 billion. Households continued to opt for short-term investments due to the turmoil on the financial markets in recent years.

In this environment, life insurance continued to be the most popular investment choice for French households. Predica and BGPI life insurance products distributed by the Regional Banks posted a 10.4% increase to € 89.1 billion.

Bank deposits also recorded a sharper increase of 4.9% in 2003, compared to 1.7% in 2002. This growth was driven by liquid and short-term savings. Despite their lower rate of interest since 1 August 2003, home purchase savings schemes held up well (+ 5.8%) while passbook accounts (CSL, LEP and CODEVI) saw a 13.8% increase, attracting 100% of new deposits. Sight deposits saw a further increase of 5.3% to

€ 60.7 billion. Meanwhile, unattractively low interest rates depressed volumes in term accounts and certificates by a further 15.7% and outstandings on 'PEP' popular savings plans continued to decline, but at a slower pace (down 5.4% in 2003 versus 10.7% in 2002) as contracts reached maturity.

After the interest rate cut in mid-2003 and the equity market rebound, the asset management business enjoyed renewed growth in the second half of the year. Amounts outstanding in mutual funds distributed by the Regional Banks were up 12.7% to € 37.8 billion in 2003 (after a 3.7% decline in 2002).

Regional Banks: customer deposits outstanding

(excluding securities)	31/12/2003 in billion of euros	% change 2003/2002
Sight deposits	60.7	+ 5.3%
Passbook accounts	49.0	+ 13.8%
Home purchase savings schemes	80.7	+ 5.8%
Popular savings plans	24.1	- 5.4%
Time deposits, savings bonds & certs. of deposit	8.8	- 15.7%
Sub-total: bank deposits	**223.3**	**+ 4.9%**
Life insurance	**89.1**	**+ 10.4%**
Mutual funds	**37.8**	**+ 12.7%**
Total outstandings	**350.2**	**+ 7.0%**

Lending was particularly buoyant in 2003. New medium- and long-term lending reached a new record of € 42.1 billion, rising by 17.2% compared to 2002. Growth in all market segments accelerated in the second half of 2003 (up 30% compared to the first half).

The Regional Banks had € 223.3 billion of gross loans outstanding at end-2003, giving a year-on-year increase of 7.1% and outperforming the market (up 4.8% according to the Banque de France). All lending categories recorded growth, with demand from local authorities rising particularly sharply and demand from households remaining strong. Mortgage loans saw a robust increase, driven by low interest rates and a more investor-friendly regulatory environment (notably the Robien tax incentives).

Regional Banks: loans outstanding

(Gross outstandings)	31/12/2003 in billions of euros	% change 2003/2002
Home purchase	103.7	+ 10.1%
Farming sector	27.2	+ 1.6%
Businesses and professionals	54.9	+ 3.5%
Consumer credit	14.1	+ 3.9%
Local government	19.7	+ 13.4%
Other	3.7	+ 7.3%
Total loans outstandings	**223.3**	**+ 7.1%**

The Regional Banks continued to increase their **penetration rate** for products and services to customers, reaching 7.42 products placed per demand account at end-2003 versus 7.40 at end-2002.

Fee income from customers was up 7.4% to € 3.7 billion, accounting for 36.5% of net banking income from customer accounts. This growth was mainly driven by commissions and fees on insurance (up 9.8%), services, other banking transactions (up 9%), accounts management and payment instruments (up 6.3%).

The Regional Banks managed to contain their operating expenses (up 1.1%), as reflected by a further strong improvement in their **cost/income ratio,** which fell by 3.3 percentage points from 64% in 2002 to 60.7% in 2003. The year-on-year increase in operating expenses was lower due to: i) a reduction in the additional charges incurred by the euro changeover and retirement benefits (including early retirement); and ii) less outsourcing. In addition, the mergers between the Regional Banks over the past few years are generating long-term economies of scale.

As a result, **gross operating income** for the Regional Banks grew sharply by 16.1%.

Risk-related costs for the Regional Banks increased to € 860 million but remained under control. After dropping sharply by 21.6% in 2002, net provisions increased by € 315 million and were strongly impacted by amounts reallocated from the Fund for General Banking Risks (FGBR) as the Group prepared to implement IFRS standards (reversals from the FGBR and net allocations to risk-related costs). As a result, the FGBR shows a net reversal of € 76 million compared to a net allocation of € 270 million in 2002.

Due to these factors, the cost of credit risk (including general loan provisions) increased slightly to 31 basis points in 2003, compared to 28 basis points in 2002. Doubtful loans as a percentage of total loans outstanding decreased to 3.9% versus 4.1% in 2002, while coverage of these loans by provisions edged up to 68.9%.

As a result, the aggregate **net income** of the Regional Banks was up 28.2% on 2002 to € 2.3 billion.

2 • French retail banking - Crédit Lyonnais

French retail banking - Crédit Lyonnais

(in millions of euros)	2002	2003	% change 2003/2002
Net banking income	**3,198**	**3,312**	**+ 3.6%**
Operating expenses and depreciation	(2,354)	(2,409)	+ 2.3%
Gross operating income	**844**	**903**	**+ 7.0%**
Risk-related costs	(71)	(157)	x 2.2
Pre-tax ordinary income	**773**	**746**	**- 3.5%**
Extraordinary items and tax	(245)	(245)	-
Net income	**528**	**501**	**- 5.1%**

The **Crédit Lyonnais network** also enjoyed robust growth in 2003, particularly in the individual and professional customer segments.

Net banking income totalled € 3.3 billion, up 3.6% year-on-year (or 4.5% in the individual and professional segments alone). This growth was driven by strong commercial impetus and a customer win-back strategy that started to pay off (322,000 deposit accounts opened by individual customers during the year).

Loans outstanding totalled € 44.8 billion at end-December 2003, rising by 8.6% year-on-year. This growth was mainly fuelled by the increase in mortgage lending (+ 14.6%) and consumer credit (+ 9.4%). However, the deliberate policy of reducing loan exposure to SMEs led to a 5.3% decline in loans outstanding in this customer segment.

Regional Banks: loans outstanding

(Gross outstandings)	31/12/2003 in billions of euros	% change 2003/2002
Mortgage loans	23.5	+ 14.6%
Short-term loans	7.2	+ 8.9%
MT/LT business loans	6.4	+ 6.4%
SME loans	7.7	- 5.3%
Total outstandings	**44.8**	**+ 8.6%**

Deposit taking increased by 3.6% to € 48.9 billion, bolstered by the success of passbook accounts (+ 19%) and home finance savings schemes (+ 4%), as well as a resilient performance by sight deposits (up 4% overall), especially in the individual and professional segments alone (up 5.4%). Conversely, 'PEP' popular savings plans and term accounts/certificates registered a sharp decline (down 17% and 17.1% respectively), exacerbated by low interest rates.

Due to a poor stock market performance up to the second quarter of 2003, **securities and mutual fund investments** were up just 2.7% versus 2002 (after a 15% decline the previous year), reaching € 31.9 billion. The **life insurance** business put in a strong performance (up 9.6% to € 27.3 billion).

Overall, on- and off-balance sheet customer funds outstanding were up 4.8% year-on-year to € 108.1 billion.

Crédit Lyonnais: customer deposits outstanding

	31/12/2003 in billions of euros	% change 2003/2002
Sight deposits	18.8	+ 4.0%
Passbook accounts	10.3	+ 19.0%
Home purchase savings schemes	14.1	+ 4.0%
Popular savings plans	0.8	- 17.0%
Time deposits	4.9	- 17.1%
Sub-total: bank deposits	**48.9**	**+ 3.6%**
Life insurance	**27.3**	**+ 9.6%**
Mutual funds and securities	**31.9**	**+ 2.7%**
Total outstandings	**108.1**	**+ 4.8%**

Net banking income was boosted by fee income, which grew by 3.9%. The increase in commitment and set-up fees (up 9.6%) and commissions on account management and services (up 4.9%) offset the impact of adverse stock market conditions on brokerage fees, which rose by just 2.8%. As a result, fee income made a slightly higher contribution to overall net banking income in 2003 (46.3%), after a strong 47.7% increase in the fourth quarter, driven by an upturn in brokerage fees.

The net interest margin increased by 3.3% overall and 3.5% in the individual and professional segments alone.

Operating expenses for the Crédit Lyonnais network rose by 2.3% to € 2.4 billion. Excluding provisions for employee incentives and profit sharing, this increase amounted to just 1.4%, mainly due to one-off costs (branch openings and renovations, expansion of multi-channel platforms, etc.). As a result, **gross operating income** improved to € 903 million, showing a 7.0% increase on 2002, while the cost/income ratio fell from 73.6% in 2002 to 72.7% in 2003.

Risk-related costs for the Crédit Lyonnais network grew sharply in the first half, mainly due to a small number of specific SME exposures, but moved back towards normal levels in the second half. Over the full year, the ratio of risk-related costs to risk-weighted assets amounted to 45 basis points.

Overall, **net income** from the Crédit Lyonnais network was down 5.1% year-on-year to € 501 million.

3 • Specialised financial services

The Specialised financial services business expanded in 2003, owing to the addition of Finaref, which has been fully consolidated since 1 January 2003. Furthermore, Credibom, which was previously accounted for by the equity method at 40%, has been fully consolidated since the third quarter of 2003. As a result, the key income statement aggregates have been recalculated on a comparable consolidation basis, i.e. excluding the impact of these two companies (as indicated in the following table*).

This business line generated € 371 million in net income before goodwill amortisation and integration-related costs, up 93.2% from 2002, or 26% on a comparable consolidation basis.

Specialised financial services

(in millions of euros)	2002	2003	% change 2003/2002	% change 2003/2002 on a comparable consolidation basis
Net banking income	**1,447**	**2,208**	**+ 52.6%**	**+ 10.6%**
Operating expenses and depreciation	(919)	(1,264)	+ 37.5%	+ 7.4%
Gross operating income	**528**	**944**	**+ 78.8%**	**+ 16.3%**
Risk-related costs	(214)	(356)	+ 66.4%	+ 7.5%
Income from equity affiliates	4	4	-	-
Pre-tax ordinary income	**318**	**592**	**+ 86.2%**	**+ 21.4%**
Extraordinary items (before integration-related costs), tax and FGBR	(126)	(221)	+ 75.4%	+ 14.3%
Net income before goodwill amortisation	**192**	**371**	**+ 93.2%**	**+ 26.0%**

The **Specialised financial services** business grew sharply in 2003, driven by the performance of its subsidiaries and partnerships, both in France and abroad.

In particular, **consumer credit activities** (handled by Sofinco, Finaref, Finalion and Lukas) continued to post rapid growth in a buoyant market. Net banking income from these activities rose by 70% in 2003, or 12.7% on a comparable consolidation basis. Their contribution to this business segment's net income continued to increase, exceeding 85% in 2003 versus 80% in 2002.

Gross outstandings came to over € 28 billion at end-2003. This represents a very significant year-on-year increase of 44.0% or € 8.6 billion, driven by the integration of Finaref (+€ 4.6 billion), the build-up in the Sofinco/Crédit Lyonnais partnership (+€ 1.9 billion over the year) and organic growth (+ € 2 billion or 10.5%). Finaref, which became part of the Crédit Agricole Group in February 2003, continued to win new customers, reflected by a 6.5% rise in new lending to € 2.9 billion and a 2% increase in consumer credit outstandings to € 4.7 billion at end-2003.

In France, outstandings reached € 21.4 billion, up 49.6% year-on-year (or 18.7% excluding Finaref). In addition to the robust increase in outstandings managed by Sofinco and Finalion (up 8.1% to € 8.8 billion), alliances with the Regional Banks and the Sofinco/Crédit Lyonnais partnership have taken off rapidly: Sofinco manages € 2.2 billion on behalf of the Regional Banks (+ 11.9%) and € 3.9 billion for Crédit Lyonnais (+ 99.7%).

Foreign subsidiaries also continued to generate rapid growth, with outstandings of € 6.7 billion, up 28.7% year-on-year (or 23% excluding Finaref). The fastest growth came from Finconsum (in Spain) and Credit-Plus (in Germany), but the Italian subsidiary Agos Itafinco accounted for three quarters of overall international growth on the strength of its outstandings. The foreign subsidiaries now generate 41% of income in the consumer credit business (excluding Finaref) versus under 30% a year earlier.

The increase in operating expenses and risk-related costs remained under control (+ € 27 million on a comparable consolidation basis).

Lease finance outstandings were up 0.3% to € 12.5 billion. Despite adverse economic conditions, marked by a slowdown in business spending (down 1.8% in volume terms), new lending increased by 4.9% year-on-year.

Ucabail generated € 1,769 billion of new business in France, a year-on-year increase of 9.3%, mainly due to major financing deals for public infrastructures and sustainable development projects (e.g. wind farms), coupled with a take-off in equipment finance leases (through greater cooperation with the Regional Banks) and IT equipment leasing.

In equipment leasing for professionals and businesses, Lixxbail increased its new business by 9.2% to € 1.558 billion. However, property leasing (Ucabail and CBIF) posted an 8% drop in new business in a sharply declining market.

In Poland, EFL sustained a strong performance, with new business up 25%.

Overall, net banking income from the leasing business was up 6.4% compared to 2002.

The factoring business was hit by a tough economic climate, particularly in France, and did not seem to benefit from the pick-up at the end of the year. Net banking income from this business edged up 1%. Revenues (factored receivables) for both Group companies, Eurofactor and Transfact, declined very slightly by 0.9% compared with 2002, reaching € 25.7 billion, despite the sharp growth recorded by this business outside France. International revenues rose by 9.1%, accounting for 30% of overall revenues. Overall factoring outstandings fell to € 4.8 billion, versus € 5.2 billion in 2002, overshadowing an increase of more than 3% in international outstandings.

Overall net banking income from specialised financial services totalled € 2,208 billion in 2003, a rise of 52.6% on 2002, or 10.6% on a comparable consolidation basis (i.e. excluding Finaref and Credibom). Owing to a slower rise in **operating expenses** (up 37.5%, or 7.4% on a comparable consolidation basis), the **cost/income ratio** improved significantly from 63.5% in 2002 to 57.2% in 2003.

As a result, **gross operating income** in the Specialised financial services business line increased by 78.8% (or 16.3% on a comparable basis) to € 944 million.

Risk-related costs for this business line totalled € 356 million, including € 126 million as a result of its expansion. On a comparable consolidation basis, risk-related costs increased by 7.5%, i.e. slightly slower than business volumes.

Pre-tax ordinary income came to € 592 million, up 86.2% year-on-year and 21.4% on a comparable consolidation basis.
Net income before goodwill amortisation and integration-related costs amounted to € 371 million, up 93.2% compared to 2002, or 26% on a comparable consolidation basis.

4 • Asset management, insurance and private banking

Despite a mixed environment, Asset management, insurance and private banking recorded a sharp increase in their overall business volumes and income contribution. Assets under management in this business segment totalled nearly €380 billion, excluding double counting (i.e. exactly €379.8 billion compared to €343.5 billion at end-2002). This represents an increase of €36.4 billion or 10.6% in 2003. This robust performance stems from a strong commercial drive in the various business units, the revitalisation of the Group's networks and the equity market recovery in 2003. Net income before goodwill amortisation and integration-related costs came in at € 870 million, up 26.5% compared to 2002 (or 21.7% excluding the integration of Finaref's insurance activities).

Asset management, insurance and private banking

(in millions of euros)	2002	2003	% change 2003/2002
Net banking income	**2,377**	**2,635**	**+ 10.9%**
Operating expenses and depreciation	(1,386)	(1,343)	-3.1%
Gross operating income	**991**	**1,292**	**+ 30.4%**
Risk-related costs	(15)	1	nm
Income from equity affiliates	4	7	+ 75.0%
Net income on fixed assets	16	0	-100.0%
Pre-tax ordinary income	**996**	**1,300**	**+ 30.5%**
Extraordinary items (before integration-related costs), tax and FGBR	(308)	(430)	+ 39.6%
Net income before goodwill amortisation	**688**	**870**	**+ 26.5%**

This business line benefited from an excellent performance in insurance activities and rapid growth in asset management, boosted by the integration of Finaref's life insurance business and the IntesaBci (Suisse) private banking business in 2003.
In asset management, Group's total assets under management (by Crédit Agricole Asset Management, Crédit Lyonnais AM, CPR AM and BFT) rose by € 32 billion to € 285.8 billion in 2003 (up 12.6% year-on-year and 13% on a comparable consolidation basis). After an adverse first quarter, new inflows reached € 18 billion in 2003, supported by the recovery in the financial markets from mid-March. However, most of these new inflows were generated by bonds in the institutional segment and structured products. After a three-year slump, the markets had a positive impact again from the second quarter of 2003: + € 15 billion over the full year versus -€ 18.3 billion in 2002 (the CAC 40 gained 16% in 2003). As a result, the portfolio is more evenly balanced, with equities accounting for 28.7% of assets under management at end-2003, compared to 27.4% at end-2002, but 30% at end-2001.
The increase in assets under management was also driven by new inflows achieved internationally. As a result of efforts to bolster foreign operations in 2003, assets under management outside France rose by 30.5% (or 39% excluding CPR A2M in the US, which was closed down in early 2003), compared to an 11.1% increase in France. .
Buoyed by improved market conditions in 2003, the Group's asset management results increased sharply: net banking income was up 9.3% and operating expenses were down 1.4%, generating a 35.5% increase in gross operating income and 33.9% rise in net income before goodwill amortisation.
After three years of tough financial conditions, the Group's **private banking** units strengthened their commercial positions in 2003. Private wealth under management by the Crédit Lyonnais network, BGPI, CAI Suisse and the other private banking units amounted to €87.7 billion, up 5.6% year-on-year (+ €4.7 billion). €1.9 billion of this increase stemmed from net additions to the scope of consolidation, i.e. the integration of assets under management by IntesaBci Bank (Suisse), which merged with CAI Suisse SA in September 2003, and Banco Sudaméris' underlying business in Monaco, which more than offset the impact of closing down CAI's units in London and Gibraltar. In addition, net new inflows totalled €1.4 billion, while price and performance effects had a positive impact of € 1.4 billion due to the equity market recovery, despite unfavourable foreign exchange effects between the US dollar, Swiss franc and euro.
However, average stock market levels continued to depress private banking revenues and net banking income declined 2.4% in 2003. At the same time, operating expenses were down 8.2% compared to 2002, due to the cost-cutting programme introduced two years earlier, which helped boost gross operating income by 47.2%.
The life insurance subsidiaries delivered robust business volumes in a market supported by a catch-up effect, renewed consumer confidence, funds transferred out of discontinued 'PEP' popular savings plans, and lower interest rates on passbook accounts. Total premium income (for Predica, UAF and Finaref) rose by 10.6% year-on-year to €15.2 billion (including €55 million for Finaref), outperforming the market growth rate (9% according to FFSA). Assets under management were up 9.1% year-on-year to € 123.5 billion. Customers continued to opt for conventional (non-unit-linked) policies offering greater protection (+ 9.8%). However, higher-risk unit-linked policies still achieved 4.4% growth in 2003 (including a 19.8%

increase for Predica policies alone) after rising by just 0.5% in 2002. These policies benefited from the upside momentum of their underlying securities owing to the stock market rebound.

The property & casualty insurance business continued to enjoy rapid growth and also benefited from the integration of Finaref (€ 100 million in premium income and € 132 million in outstandings in 2003). Due to the strong performance by the Regional Banks, 2003 was an outstanding year for **Pacifica** in terms of new business. Its premium income was up 14.9% year-on-year to € 676 million, in a market that grew by 7.5% (according to FFSA). In particular, 'Life's Accidents', health and legal protection insurance recorded sharp growth, with premium income up 18.4%. Other products posted steady growth in new business (motor insurance up 9.6% and comprehensive household up 13.7%). Farming policies continued to gain ground (3.3-fold increase), with new products launched in early 2003. At end-2003, Pacifica's overall portfolio comprised 3,641,386 policies versus 3,190,824 at end-December 2002, increasing by 14.1% year-on-year.

Meanwhile, the overall claims ratio remained satisfactory, despite the floods that occurred in the south of France towards the year-end. The claims ratio (for all products combined and excluding administration fees) improved by over one percentage point to 69.3% in 2003 versus 70.4% in 2002. The combined ratio (including administrative fees and excluding reinsurance) remained high at 96.7%.

The insurance businesses saw an improvement in their underwriting income and their contribution to the Group's overall results: net banking income was up 20.4%, gross operating income up 26.7% and net income up 18.9% (or, if we exclude Finaref, up 14.5%, 20.6% and 11.8% respectively).

Overall **net banking income** in the Asset management, insurance and private banking business line came to € 2.6 billion in 2003, up 10.9% year-on-year (or 8.7% excluding Finaref), driven by a sharp increase in insurance and asset management revenues.

Operating expenses were down 3.1% to € 1.3 billion. **Gross operating income** surged by 30.4% to € 1.3 billion in 2003 (up 26.4% excluding Finaref), while the **cost/income ratio** improved by over seven percentage points to 51%.

Net income before goodwill amortisation and integration-related costs came to € 870 million, up 26.5% on 2002 (or 21.7% excluding Finaref).

5 • Corporate and investment banking

The Corporate and investment banking business delivered a sharply improved performance, due in particular to strong business levels in capital markets and investment banking activities, as well as asset financing. The business continued to refocus on specific geographic regions, which depressed commercial banking revenues. Operating expenses in this business segment declined, reflecting the impact of measures introduced over the past few years.

Corporate and investment banking

(in millions of euros)	2002	2003	% change 2003/2002
Net banking income	**4,546**	**4,763**	**+ 4.8%**
Operating expenses and depreciation	(3,287)	(3,117)	- 5.2%
Gross operating income	**1,259**	**1,646**	**+ 30.7%**
Risk-related costs	(544)	(561)	+ 3.1%
Net income on fixed assets	16	25	+ 56.3%
Pre-tax ordinary income	**731**	**1,110**	**+ 51.8%**
Extraordinary items (before integration-related costs), tax and FGBR	(228)	(328)	+ 43.9%
Net income before goodwill amortisation	**503**	**782**	**+ 55.5%**

Gross operating income in the Corporate and investment banking business rose by 30.7% to € 1.6 billion in 2003. This growth resulted from a 4.8% rise in **net banking income** to € 4.8 billion and a significant 5.2% drop in **operating expenses** to € 3.1 billion. This generated a sharp improvement of nearly seven percentage points in the cost/income ratio, which came down to 65.4%. Currencies had a significant impact: at constant exchange rates, net banking income increased by 12.4%, operating expenses by 0.7% and gross operating income by 43%.

Due to a very prudent provisioning policy, **risk-related costs** increased by € 17 million (3.1%) compared with 2002, reaching € 561 million.

After tax and before goodwill amortisation and integration-related costs (€ 313 million), **net income** in the corporate and investment banking business totalled € 782 million, up 55.5% compared to 2002.

Revenues in the corporate and investment banking business reflected contrasting trends in each business area.

a - Capital markets and investment banking

(in millions of euros)	2002	2003	% change 2003/2002
Net banking income	**2,440**	**2,688**	**+ 10.2%**
Operating expenses	(2,000)	(1,946)	- 2.7%
Gross operating income	**440**	**742**	**+ 68.6%**
Risk-related costs	16	17	+ 6.3%
Net income on fixed assets	16	8	- 50.0%
Pre-tax ordinary income	**472**	**767**	**+ 62.5%**
Extraordinary items (before integration-related costs), tax and FGBR	(132)	(221)	+ 67.4%
Net income before goodwill amortisation	**340**	**546**	**+ 60.6%**

Gross operating income from capital markets and investment banking activities rose very sharply by 68.6%, mainly due to strong growth in foreign exchange and debt market operations

7 • Proprietary asset management and other activities

Before integration-related costs, the net loss from 'Proprietary asset management and other activities' was € 683 million versus a loss of € 339 million in 2002.

Income in this business line was impacted by the equity slump in 2003, together with the cost of financing acquisitions and integration-related costs for the Crédit Agricole S.A.-Crédit Lyonnais tie-up (€ 151 million).

Proprietary asset management and other activities

(in millions of euros)	2002	2003	% change 2003/2002
Net banking income	**(626)**	**(850)**	**+ 35.8%**
Operating expenses	(168)	(211)	+ 25.6%
Gross operating income	**(794)**	**(1,061)**	**+ 33.6%**
Risk-related costs	167	(12)	nm
Income from equity affiliates	(42)	1	nm
Net income on fixed assets	(143)	(126)	- 11.9%
Pre-tax ordinary income	**(812)**	**(1,198)**	**+ 47.4%**
Extraordinary items (before integration-related costs), tax and FGBR	473	515	+ 8.9%
Net income before goodwill amortisation and integration-related costs	**(339)**	**(683)**	**x 2**

Acquisition financing costs (e.g. issues of redeemable *subordinated notes and perpetual subordinated notes*) increased by around € 100 million. When preparing the pro forma financial statements, the financing costs for Crédit Lyonnais are calculated retroactively to 1 January 2001. Refinancing costs for the Group's investments break down as follows: € 440 million for Crédit Lyonnais, € 100 million for Finaref, and € 100 million for other investments.

Income from this business segment also reflects the adverse impact of the stock market slump on its proprietary equity book. In 2003, net banking income was affected by a € 187 million provision against the equity portfolio, including € 152 *million booked in the first half of 2003*. This factor depressed net banking income by € 84 million compared to 2002, when capital gains realised on equities in the first half (€ 64 million) partially offset the provisions booked against the equity portfolio.

As in 2002, a multi-criteria approach was adopted to establish fair value for equity portfolio securities, i.e. average price over the past three months, expected price movements over the next six months, and discounted future dividend streams. For securities available for sale and non-strategic equity investments, valuation allowances were calculated on the basis of market prices at the year-end.

As a result of these factors, **net banking income** in this business segment dropped by € 224 million compared to 2002, due to the combined impact of the equity slump, a reduced contribution from fixed-income portfolios, and increased financing costs for the acquisitions made by Crédit Agricole S.A. (Finaref).

After deducting € 211 million in operating expenses and depreciation charges, the **gross operating loss** in this business came to € 1,061 billion.

The net loss on fixed assets was € 126 *million* (vs. a loss of € 143 million in 2002), due to capital losses on the sale of non-strategic equity investments by the Crédit Agricole S.A. group (€ 74 million) and the Regional Banks (€ 50 million).

In addition, **goodwill amortisation** increased sharply by 63.3%. Due to the fair value adjustment to the Group's holding in Rue Impériale, an exceptional goodwill write-down of € 203 million was booked in the consolidated financial statements. The after-tax impact of this write-down was € 154 million.

(12.9% increase in fixed-income revenues). In particular, revenues from complex and structured products, credit derivatives, trading activities and equity derivatives increased substantially. Primary market business was robust from the second quarter, with some major convertible bond deals. Conversely, brokerage revenues were still hit by adverse conditions throughout most of the year.

In the private equity business, UI Group (Union d'Études et d'Investissements), Crédit Agricole S.A.'s investment arm, invested € 136 million in 2003 (versus € 162 million in 2002) in LBO transactions, minority buyouts and venture capital. Its disposals amounted to € 254 million versus € 222 million in 2002. The earnings contribution from these activities (+ € 69 million) was mostly concentrated in the fourth quarter.

Overall net banking income from capital markets and investment banking activities was up 10.2% compared to 2002. Operating expenses were down 2.7% year-on-year as a result of efforts to adjust the cost structure and reduce overheads.

Risk-related costs increased by a further € 17 million. Net income before goodwill amortisation and integration-related costs rose steeply by 60.6% to € 546 million.

b - Financing activities

(in millions of euros)	2002	2003	% change 2003/2002
Net banking income	**2,106**	**2,075**	**-1.5%**
Operating expenses	(1,287)	(1,171)	- 9.0%
Gross operating income	**819**	**904**	**+ 10.4%**
Risk-related costs	(560)	(578)	+ 3.2%
Net income on fixed assets	0	17	nm
Pre-tax ordinary income	**259**	**343**	**+ 32.4%**
Extraordinary items (before integration-related costs), tax and FGBR	(96)	(107)	+ 11.5%
Net income before goodwill amortisation	**163**	**236**	**+ 44.8%**

The financing business held up well, especially in Europe. Net banking income declined by 1.5%, due to the ongoing geographical reallocation of commercial banking assets and the harsh impact of exchange rates on commercial banking revenues in the US and Asia (due to the euro's rise against the key currencies). This decline overshadowed an increase in revenues, mainly from fee income, commercial banking in Europe, project and acquisition finance, and export and real estate finance, both at CAI and Crédit Lyonnais Corporate & Investment Banking.

In addition to the impact of a weaker dollar, the Group's strategy of rebalancing its business portfolio (downsizing in Asia and the US) and maintaining tight control of its overheads generated a very strong and steady decrease in operating expenses (down 9.0%). As a result, gross operating income rose by 10.4% versus 2002 to € 904 million.

Risk-related costs remained under control. The € 18 million rise compared with 2002 stems from a very sharp increase in general provisions against European corporates. Net income before goodwill amortisation and integration-related costs came to € 236 million, up 44.8% year-on-year.

6 • International retail banking

The income contribution from the International retail banking business improved in 2003. Before goodwill amortisation, net income totalled € 234 million, as opposed to a € 54 million loss in 2002.

International retail banking

(in millions of euros)	2002	2003	% change 2003/2002
Net banking income	**448**	**452**	**+ 0.9%**
Operating expenses and depreciation	(336)	(344)	+ 2.4%
Gross operating income	**112**	**108**	**- 3.6%**
Risk-related costs	(130)	(62)	- 52.3%
Income from equity affiliates	40	207	x 5.2
Net income on fixed assets	(33)	0	nm
Pre-tax ordinary income	**(11)**	**253**	**nm**
Extraordinary items and tax	(43)	(19)	nm
Net income before goodwill amortisation	**(54)**	**234**	**nm**

The first-time consolidation of SA Crédit Agricole Belgique in the Group's financial statements had an impact on the key income statement aggregates for the international retail banking business, increasing net banking income by € 47 million and operating expenses by € 35 million.

In 2003, the International retail banking business was bolstered by the positive impact of the recovery plan implemented by Banca Intesa (as announced on 9 September 2002). The bank managed to meet, and in some cases exceed, its targets. As a result, Banca Intesa's contribution to net income before goodwill amortisation increased by € 170 million year-on-year (€ 115 million in 2003 versus a loss of € 55 million in 2002).

In addition, the Group's withdrawal from Argentina had dragged down 2002 income by € 106 million (impact of exchange rates and provisions for withdrawal expenses). These withdrawal operations did not have a significant impact in 2003. Gross operating income for this business line fell by 15% (excluding SA Crédit Agricole Belgique) and was hit by the impact of exchange rate fluctuations on its foreign subsidiaries' results.

Credit Agricole group: summary consolidated balance sheet (published figures)

N.B. The financial data below relate to the Crédit Agricole group, which comprises the Local Banks, the Regional Banks, Crédit Agricole S.A. and their subsidiaries.

Assets (in millions of euros)	31 Dec 2001	31 Dec 2002	31 Dec 2003	% of total	% change 2003/2002
Cash, money market and interbank items	95,876	111,359	177,418	20.3%	+ 59.3%
Customer-related items	262,403	266,349	370,895	42.4%	+ 39.3%
Lease financing	6,654	6,863	13,263	1.5%	+ 93.3%
Securities	69,366	63,069	93,089	10.6%	+ 47.6%
Insurance companies' investments	79,692	85,296	127,509	14.6%	+ 49.5%
Reinsurers' share in technical reserves	131	171	416	0.1%	x 2.4
Investments, bank premises and equipment	13,300	13,946	17,866	2.0%	+ 28.1%
Goodwill	1,810	1,570	9,983	1.1%	x 6.4
Other assets and sundry accounts	34,057	32,172	64,799	7.4%	x 2
Total assets	**563,289**	**580,795**	**875,238**	**100%**	**+ 50.7%**

Liabilities (in millions of euros)	31 Dec 2001	31 Dec 2002	31 Dec 2003	% of total	% change 2003/2002
Cash, money market and interbank items	70,307	70,882	126,873	14.5%	+ 79.0%
Customer-related items	266,674	270,164	366,960	41.9%	+ 35.8%
Debts represented by a security	64,031	64,684	101,332	11.6%	+ 56.7%
Insurance companies' technical reserves	78,019	84,553	123,491	14.1%	+ 46.1%
Other liabilities and sundry accounts	37,852	42,187	85,016	9.7%	x 2
Reserves and subordinated debt	13,234	13,908	24,348	2.8%	+ 75.1%
Fund for general banking risks (FGBR)	4,128	4,299	4,559	0.5%	+ 6.0%
Minority interests	656	361	4,049	0.5%	nm
Consolidated shareholders' equity (excl. FGBR)	28,388	29,757	38,610	4.4%	+ 29.8%
Total liabilities	**563,289**	**580,795**	**875,238**	**100%**	**+ 50.7%**

Crédit Agricole consolidated balance sheet

In 2003, additions to the scope of consolidation, notably the integration of Crédit Lyonnais by Crédit Agricole, had a very significant impact on the Group's balance sheet.

As at 31 December 2003, the Group's total assets amounted to € 875.2 billion versus € 580.8 billion at 31 December 2002. Most of this increase stems from the consolidation of Crédit Lyonnais (€ 263.4 billion), Finaref (€ 6 billion) and SA Crédit Agricole Belgique (€ 5.7 billion).

After adjusting for these additions to the scope of consolidation, total assets rose by € 19.4 billion in 2003, up 3.3% from end-December 2002. This growth was held back by the depreciation of the key currencies against the euro in 2003 (USD down 20.4%, GBP down 8.4%, JPY down 8.6% and CHF down 7.3%). At constant exchange rates and on a comparable consolidation basis, total assets would have increased by around 5%.

Customer transactions

Customer loans outstanding (including lease finance operations), net of provisions, totalled € 384.2 billion at end-2003. This represents a year-on-year increase of € 111 billion, owing to the consolidation of customer loans outstanding at Crédit Lyonnais' (€ 96 billion), Finaref (€ 4 billion) and SA Crédit Agricole Belgique (€ 3.4 billion).

Aside from these factors, this increase stems from buoyant lending activity at the Regional Banks (loans outstanding up 7.1%). Conversely, various factors adversely affected customer loans outstanding: i) currency effects (depreciation of the key currencies against the euro), particularly in the international corporate finance business; ii) a reduction in loans to Japanese government counterparties (down € 4 billion); and iii) the ongoing refocusing of corporate banking operations, particularly in the US.

On the liabilities side, **customer deposits** totalled € 367 billion, up € 96.8 billion year-on-year, mainly due to the consolidation of € 84.2 billion in customer assets from Crédit Lyonnais and € 2.8 billion from SA Crédit Agricole Belgique (the impact of Finaref was minimal at € 105 million).

Excluding this factor, customer deposits were up € 9.7 billion (3.6%) year-on-year, due to a significant improvement in savings collected by the Regional Banks (up 4.9%).

Debts represented by a security

Debts represented by a security grew by € 36.6 billion to € 101.3 billion in 2003, as a result of consolidating Crédit Lyonnais (€ 32.3 billion), Finaref (€ 2.1 billion) and SA Crédit Agricole Belgique (€ 1.3 billion). On a comparable consolidation basis, the Group reduced its reliance on the capital and money markets, issuing € 469 million in bonds. Its interbank market instruments and negotiable debt instruments increased by € 1.6 billion (3.8%).

Securities

Investments in bonds and variable-income securities (i.e. in trading, available-for-sale and held-to-maturity securities, and in the equity portfolio) totalled € 93.1 billion. The increase since 31 December 2002 stems solely from Crédit Lyonnais (€ 30.3 billion). In addition, insurance companies' investments amounted to € 127.5 billion, rising by € 42.2 billion, including € 31.7 billion from the consolidation of Crédit Lyonnais, and € 10.4 billion (+ 12.2%) from the expansion of the Group's insurance business.

The insurance companies' technical reserves, on the liabilities side, totalled € 123.5 billion (including € 30.1 billion from Crédit Lyonnais). Excluding this factor, these technical reserves were up € 8.8 billion (10.4%) year-on-year.

Capital funds

The Crédit Agricole group's **shareholders' equity** (including net income for the year) amounted to € 42.7 billion at 31 December 2003 (up 41.6%).

After deducting minority interests (€ 4.0 billion), which increased significantly due to the enlarged scope of consolidation (Finaref fully consolidated at 75.5%, Crédit Lyonnais at 99.8% and SA Crédit Agricole Belgique at 50%) and the preference share issues (€ 2.2 billion), consolidated capital funds totalled € 38.6 billion (up 29.8%).

After dividends paid out for the 2002 financial year (€ 518 million) and negative foreign exchange translation adjustments (€ 221 million), owing to the dollar's depreciation against the euro, the € 8.9 billion increase in shareholders' equity since the 2002 year-end was mainly due to: i) the three share issues by Crédit Agricole S.A. in connection with the Crédit Lyonnais acquisition, excluding the Regional Banks' share subscriptions (+ € 1.3 billion in share capital and + € 5.2 billion in issue premiums); ii) net income for the year (€ 2.6 billion); and iii) a reduction in treasury shares (+ € 339 million).

Including the **Fund for General Banking Risks**, consolidated shareholders' equity came to € 43.2 billion at end-2003.

Total capital funds (shareholders' equity + Fund for General Banking Risks + subordinated debt) rose by € 16.4 billion to € 60.7 billion in 2003. Besides the increase in shareholders' equity, this growth mainly stems from: i) the consolidation of Crédit Lyonnais (€ 3.2 billion of subordinated debt, € 750 million of preference shares and € 0.5 billion in FGBR); and ii) the subordinated notes issued by Crédit Agricole S.A. to finance its acquisitions (€ 4 billion).

At the same time, **long-term assets** (i.e. subsidiaries and affiliates not fully consolidated, and other fixed assets) increased by € 3.9 billion to € 17.9 billion.

The consolidation of Crédit Lyonnais increased fixed assets by € 5.4 billion, including the recognition of € 3.5 billion in business goodwill for the Crédit Lyonnais network in the Group's consolidated financial statements.

Equity investments fell by € 1.5 billion, from € 9.6 billion at 31 December 2002 to € 8.1 billion at 31 December 2003, based on two opposing factors: i) a € 291 million increase in the value of stakes held in equity-accounted companies (mainly Banca Intesa Spa); and ii) the consolidation of Crédit Lyonnais (the unconsolidated stake in Crédit Lyonnais recorded in 2002 at € 2.4 billion was eliminated from the 2003 balance sheet, while the equity interests held by Crédit Lyonnais were added to the 2003 balance sheet).

Goodwill amortisation rose from € 1.6 billion at end-December 2002 to € 10 billion at end-December 2003. This sharp increase was due to additional investments made by the Group during the year: Crédit Lyonnais (€ 7.2 billion), Finaref including Ellos (€ 1.7 billion), IntesaBci Bank (Suisse), Credibom, Lukas Bank and EFL.

Prudential ratios

Capital adequacy

In 1988, the Basle Committee on Banking Regulations and Supervisory Practices (the 'Basle Committee'), comprising representatives of the central banks and supervisory authorities from the 'Group of ten countries' (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, the UK and the US) and from Luxembourg, recommended the adoption of a set of standards for risk-weighting and minimum regulatory capital requirements. Under these recommendations, international credit institutions must maintain capital equal to at least 8% of their total credit risks, 4% of which must be Tier 1 capital. In 1989, the Council of the European Community adopted two regulatory directives that set the framework of capital adequacy with respect to credit risks within the European Community.

Two significant amendments have since been made to the standards previously announced: first, at the European level, by the 'European Capital Adequacy Directive', and second, at the international level, by the Basle Committee's adoption of revised BIS (Bank for International Settlements) standards.

The European Capital Adequacy Directive

General features

In 1993, the Capital Adequacy Directive applicable to investment firms and credit institutions extended the scope of application of the European capital adequacy regulations to include market risks. In France, these directives have been implemented through a series of regulations successively adopted by the *Comité de la Réglementation Bancaire et Financière* in the years up to 1999 (collectively referred to as the "**CAD Regulations**").

Since 1 January 1996, under CAD Regulations, French banks have been subject to capital adequacy requirements with respect to their trading activities. These requirements supplement those that govern their commercial banking activities. In addition to credit risk, the CAD Regulations specify standards for investment entities' trading activities designed to reflect interest rate risk, market risk and settlement risk. The CAD Regulations also require banks to maintain additional capital measured by reference to the foreign exchange risk of all their activities, including commercial banking and trading. Under the CAD Regulations, a French bank's capital adequacy ratio ("**CAD Ratio**") is calculated by dividing the total available capital (including capital classified as Tier 1 and Tier 2 and certain other items) by the amount of capital required in respect of the different types of risk to which it is exposed, where each type of risk is evaluated on the basis of specific weightings whose rates are fixed according to a predetermined scale. In accordance with CAD Regulations, the CAD ratio must be at least equal to 100%.

The Regional Banks' European Solvency Ratio

As credit institutions, the Regional Banks must comply with the European Solvency Ratio in accordance with the standards laid down in the European Capital Adequacy Directive. The ESR, which was introduced prior to the CAD ratio, takes no account of market risks. It still applies to credit institutions that are not exposed to significant market risks, such as the majority of the Regional Banks, which are thus not subject to the CAD Regulations.

The table below shows the range of European Solvency Ratios for the Regional Banks (excluding the Regional Bank of Corsica) at the dates indicated.

(%)	31 Dec 2000	31 Dec 2001	31 Dec 2002	31 Dec 2003
High	16.05	20.90	19.44	17.34
Average*	10.50	14.90	14.52	12.36
Low	8.70	10.40	11.13	9.69

* Arithmetic mean of individual European Solvency Ratios.

In 2003, these ratios fell by two percentage points, due to a decrease in the numerator, coupled with an increase in the denominator.

On the one hand, capital decreased (mainly due to the Regional Banks' financing contribution to the Crédit Lyonnais acquisition) while, on the other hand, risks increased (due to the Regional Banks' buoyant lending activity).

Note that the Regional Banks have pledged their entire capital and reserves as a guarantee in the event that Crédit Agricole S.A. fails to meet its obligations. This guarantee echoes Crédit Agricole S.A.'s commitment, in its capacity as the Group's central body, to maintain the Regional Banks' solvency and liquidity. As a result, the international ratings agencies assign identical ratings to the bonds and notes issued by Crédit Agricole S.A. and the Regional Banks.

International solvency ratio

General features

In 1996, the Basle Committee significantly amended the BIS standards to provide a specific capital cushion for market risks in addition to banks' credit risks. This amendment defines market risks as: i) the risks pertaining to interest-rate related instruments and equities in a bank's trading book; and ii) foreign exchange risks and commodity risks held on the bank's books. As amended in 1996 and refined in September 1997 by the Basle Committee, the revised BIS standards continue to require a capital ratio with respect to credit risks. In addition, they require a credit institution to quantify its market risks in credit risk equivalent amounts and to maintain a capital ratio equal to 8% of its combined credit and market risks. The French Banking Commission regularly issues opinions on the application and calculation of the International Solvency Ratio. In accordance with regulations, since its flotation on 14 December 2001, the Crédit Agricole S.A. group has calculated its International Solvency Ratio on a half-yearly basis, like the Crédit Agricole group before it.

Crédit Agricole group International Solvency Ratio

In accordance with BIS recommendations, the overall International Solvency Ratio for the Crédit Agricole group was 10.5% at 31 December 2003 (versus 11.7% at 31 December 2002). The Tier 1 ratio was 7.6% (versus 10.8% at 31 December 2002).

The following table details the risks measured in credit risk equivalents (after counterparty weighting) and the regulatory capital levels calculated in accordance with BIS recommendations at the dates indicated.

Crédit Agricole group International Solvency Ratio (ISR)

(in millions of euros)	31 Dec 2001	31 Dec 2002	31 Dec 2003
Risks			
Credit risk	**256,140**	**265,437**	**378,972**
Market risk	**24,450**	**26,767**	**32,964**
Interest rate risk	18,193	20,421	23,401
Equity risk	5,198	5,096	5,419
Exchange rate risk	949	1,145	1,487
Commodity risk	109	105	101
Risk calculated by internal model			2,556
Total risk-weighted assets (denominator)	**280,590**	**292,204**	**411,936**
Available capital			
Tier 1	30,170	31,584	31,391
Tier 2	8,750	9,937	16,980
Tier 3	601	499	1,440
Deductions	6,310	7,878	6,613
Total available capital	**32,211**	**34,142**	**43,198**
Tier 1 solvency ratio	**10.8%**	**10.8%**	**7.6%**
Overall solvency ratio	**11.8%**	**11.7%**	**10.5%**

Crédit Agricole S.A. group International Solvency Ratio

Crédit Agricole S.A. group's International Solvency Ratio has held steady over the past few years and now stands at 8.9%. The aggregate Tier 1 ratio decreased by 0.9 percentage points to 7.9% at 31 December 2003, versus 8.8% at 31 December 2002.

Planned reforms of BIS standards

In 1998, the Basle Committee began consultations aimed at reforming its recommendations for international solvency ratios in the banking industry. As a result of these reforms, the existing agreement will be replaced by a new agreement based on a more qualitative approach to the measurement of risk exposure.

In the latest version of its proposal, the Basle Committee suggests that credit risk should be assessed according to one of the two following methods: i) a 'standardised' approach, based on a risk-weighting matrix which depends on the external ratings of counterparties and distinguishes between governments, banks, public bodies and businesses; and ii) an 'alternative' method, based on banks' internal scoring methods, which must take into consideration the likelihood of default, risk exposure and loan recovery rates. In addition, the new ratio would cover banks' operational risks, i.e. risks of malfunction and legal risks. The reform also stresses the role of internal capital adequacy control procedures and the requirement for banks to disclose their capital structure, capital allocation and risk exposure.

The third consultative paper, issued on 30 April 2003, was based on the results of the impact study carried out at end-December 2002. It confirmed the credit risk weight calibration included in the impact study at end-2002 and significantly reduced the disclosure requirements proposed in the working papers published in late 2002.

Based on the feedback received from the industry, a final consultation was held in the fourth quarter of 2003 with a view to:

- Confining the calculation of prudential capital requirements to unexpected loan losses, bearing in mind that expected losses on performing loans are covered by general or specific provisions. Any resulting shortfall in provisions would lead to a deduction from capital, taken 50% from Tier 1 capital and 50% from Tier 2 capital. Any excess provisions would be eligible for inclusion in Tier 2 capital, up to the current ceiling of 1.25% of risk-weighted assets, which is the minimum recommended by the industry.
- Simplifying the rules for calculating capital requirements for asset securitisation.
- Revising the treatment of revolving credit commitments and certain credit risk mitigation techniques.

The final document, which will take into consideration the latest comments received from the industry, is due to be published in summer 2004. The implementation of the New Basle Capital Accord is still scheduled for 31 December 2006.

By then, the Basle Committee should have resolved the uncertainties surrounding the impact of two major reforms on capital requirements. These reforms are due to be introduced in 2005:

- the directive on financial conglomerates adopted on 16 December 2002. Once this directive is implemented into national legislation, it should define the scope of application for the capital requirement calculation;
- the IAS/IFRS accounting reform, whose rules regarding the treatment of macro hedging and the calculation of provisions will make prudential capital levels far more volatile.

Against this background, Crédit Agricole is pressing ahead with efforts to upgrade its internal scoring system so that it can enhance the competitiveness and profitability of its risk management and capital allocation techniques.

Recent developments and outlook

In France, as in the rest of the eurozone, growth will still fall short of its potential in 2004 (+ 1.5%). Amounts invested by households should hold steady overall. However, the trends that took shape at end-2003 are likely to continue, leading to a more even split between short-term and long-term savings. The stock market recovery, coupled with rising property prices and interest rates, should dampen the appeal of property investments, reducing household demand for credit. In the corporate sector, savings rates should stabilise after falling sharply in 2003, while lending should pick up slightly as economic activity gradually gathers speed and corporate spending rebounds.

Changes to Crédit Agricole group's internal financial relations

Following a joint consultation process between Crédit Agricole S.A. and the Regional Banks, Crédit Agricole S.A.'s Board of Directors approved the introduction of new internal financial regulations for the Group on 17 December 2003. These regulations came into effect on 1 January 2004.

This new internal financial organisation will ensure that Crédit Agricole S.A. meets its target financial ratios and fully protects the interests of its minority shareholders.

Although the basic structure of the Group's internal financial relations remains unchanged, its financial requirements are now based on market conditions.

- 50% of savings collected will be held and managed by Crédit Agricole S.A. The margins on these funds, which are split between the Regional Banks and Crédit Agricole S.A., will be determined by using reinvestment models and applying market rates.
- 50% of eligible loans may be refinanced by advances from Crédit Agricole S.A. negotiated at market rates.

An independent assessment confirmed that this new system for managing Savings/Advances was in line with market practices and prices, both in terms of margin splitting and in its conception. Furthermore, the estimates produced do not reveal any significant impact on Crédit Agricole S.A.'s financial ratios and future NBI.

Progress of the changeover to IAS /IFRS accounting standards

On 7 June 2002, the European Union adopted regulation EC 1606/2002, which requires publicly traded companies to prepare their consolidated financial statements in accordance with IFRS (International Financial Reporting Standards) from 2005 onwards. This was supplemented by regulation EC 1725/2003, dated 29 September 2003, endorsing certain international accounting standards (i.e. all those in effect on 14 September 2002), excluding IAS 32, IAS 39 and their related interpretations (SIC 5, 16, 17).

The Crédit Agricole group is playing an active role in this process, which aims to establish a common financial reporting framework across Europe.

Project organisation

In response to these changes, Crédit Agricole S.A. has set up a specific project organisation to ensure that all the Group's consolidated entities make a smooth and consistent transition to the new financial reporting standards on 1 January 2005.

This project framework is supported by a project team from the Accounts and Consolidation Division, together with a work group organisation involving the Regional Banks and the Group's subsidiaries. These work groups are divided into specialist areas (seven areas identified) and draw on staff from all the Group's business lines. For more in-depth investigations, sub-groups may be set up on an ad hoc basis.

Recommendations on accounting procedures are validated by a steering committee chaired by the Finance Director of the Crédit Agricole S.A. group.

In its capacity as the Group's central body and listed company, this organisation enables Crédit Agricole S.A. to centrally coordinate all the actions required from each entity involved, both in terms of accounting standards, as well as IS recommendations.

This project was launched at end-2002 with a two-day training course aimed at all accounting staff employed by the Group's entities.

The project was divided into three phases: analysis of accounting standards, detailed studies and implementation. The analysis phase identified the main differences compared to the French accounting standards applied by the Group and anticipated the changes required for the transition to IAS/IFRS. Although these changes are of an accounting nature (procedures, rules and regulations, standards, etc.), they may also entail adjustments to business and financial reporting tools, as well as changes to management and monitoring processes.

Key objective for 2004

Careful coordination is required to ensure that the Group achieves its objective of producing IFRS-compatible consolidated financial statements from 2005. The accounting changes identified in 2003 have been translated into a series of implementation tasks that will continue throughout 2004, particularly as and when the final versions of the new standards are released.

The Group has defined two follow-up procedures for its action plans:

• Project progress tracking:
- gradually implement the target systems architecture (country-specific applications) and follow up IS developments (as both project manager and project owner)
- monitor progress centrally to ensure that all entities meet the targets set by Crédit Agricole S.A.
- conduct detailed analyses and additional impact studies
- track schedules and budgets.

• Communications:
- draft a set of accounting rules and standards applicable to the consolidated financial statements from 2005
- participate in industry discussions
- review the key accounting guidelines adopted by the Group, in conjunction with the statutory auditors, and assess their initial impact on the opening balance sheet
- provide a training programme and one-day briefings for all Group entities and business lines affected.

Main differences in accounting standards

The final versions of IAS 32 and IAS 39 (excluding macro hedging) were not released until late December 2003, and have not yet been adopted by the European Union. As a result, this report does not deal with differences in accounting standards for securities, loans or derivatives, although the Crédit Agricole group is currently working on these financial instruments.

Based on the existing versions of these standards and the current stage of the project, our investigations have provided an initial indication of how each area will be affected.

Scope of consolidation

To identify the potential changes to the scope of consolidation as a result of converting to IFRS, we need to compare CRC Regulation 99-07 (notably §10052 on special-purpose entities) with IAS 27.

Essentially, both standards define special-purpose entities (SPEs) in the same way. The difference lies in how control of the SPE is determined, and whether or not the risks incurred by the SPE's activities are carried by the parent company.

The Crédit Agricole group is currently investigating whether or not these changes will have an impact on its securitisation or asset management entities.

Dedicated mutual funds will no longer be exempt from consolidation after 31 December 2004 (following their exemption period under CRB Regulation 99-07). As a result, the corresponding French regulations will converge with IAS 27 and will no longer lead to any consolidation differences between the two standards.

For its other businesses, and to meet its existing consolidation requirements under French standards, the Group conducts regular reviews to identify any entities whose consolidation has a material impact on its consolidated financial statements, based on a prior definition of 'material'. These reviews take into account the reporting requirements of the regulators, such as recommendations by the AMF (French Financial Markets Authorities). Based on work carried out so far, Crédit Agricole S.A. believes that IFRS will only lead to marginal changes in the scope of consolidation.

Business combinations

IAS 22 on business combinations is currently being rewritten by the IASB, and will be updated in two stages.

The main impact of this standard on the Crédit Agricole group stems from the mergers between the Regional Banks. However, updated versions of this standard may not apply to tie-ups between mutual banks, which would allow the Group to continue accounting for these mergers on the basis of book value.

The Group will examine each shareholders' equity account to identify any negative goodwill not recognised under IAS and eliminate it from the opening balance sheet. Positive goodwill will continue to be included in consolidated assets.

For goodwill amortisation and depreciation, the general rule has been to replace existing amortisation methods by impairment tests.

Fixed assets

In terms of classifying fixed assets, the Crédit Agricole group's financial statements for the year ended 31 December 2003 comply with the transitional arrangements set out in CRC Regulation 2002-10. These arrangements, which require fixed assets to be broken down into components, are similar to the IAS standards for fixed assets (IAS 16 and IAS 40 relating to property). As a result, the change in accounting standards is likely to have a minimal impact. Tangible assets, including investment properties, will continue to be stated at cost less depreciation and impairment provisions. Intangible assets will also be stated at cost less depreciation and impairment provisions (in line with the benchmark treatment set out in IAS 38).

Employee benefits

At 31 December 2003, commitments relating to employee benefits (i.e. retirement benefits) were stated in full in the individual financial statements of all Group entities. The *Conseil National de la Comptabilité* (CNC) issued recommendation 2003-R.01 to provide further rules on the recognition of retirement benefits, which are very similar to those defined by IAS 19 for consolidated financial statements. As a result, the main

impact of applying IAS 19 from 2004 will be to harmonise the actuarial methods used to calculate employee benefits and various other benefits (such as healthcare cover).

Provisions for liabilities and charges, and FGBR (Funds for General Banking Risks)

To identify the relevant accounting differences, we need to compare CRC Regulation 2000-06 with IAS 37 on provisions, contingent liabilities and contingent assets. Under IAS 37, certain provisions for liabilities and charges or general provisions may be excluded from the scope of application. Each Group entity is carrying out investigations to ensure that the substantiation and estimates of provisioned amounts comply with IAS 37. However, in 2003, the Group reversed various general provisions and allocations to the FGBR that were not recognised under the new standards.

Financial statement presentation

No particular format for financial statements is specified under IFRS. Consequently, a working party has been set up under the aegis of the FBF (French Banking Federation) to draw up model financial statements that can be used by banks for the purpose of comparability.

Crédit Agricole S.A. will use the model balance sheet, income statement and statement of changes in shareholders' equity. For the cash flow statement (IAS 7), an adapted version of the consolidation package and a specific financial summary table will be provided to meet this reporting requirement.

IAS 14 on segment reporting requires the definition of business segments (first level) and geographical areas (second level) for financial reporting. Subject to the studies currently in progress, Crédit Agricole S.A.'s existing breakdown by business segment complies with the main requirements of this standard. The only change required by the Group is to extend its net income breakdown to its balance sheet.

Other recent developments

Creation of Nord Midi-Pyrénées Regional Bank

On 29 May 2004, Sud Alliance and Quercy-Rouergue Regional Banks completed their legal and banking merger, as expected. The head office of the new Nord Midi-Pyrénées Regional Bank is in Albi.

Following this merger, the Crédit Agricole group now has 43 Regional Banks.

Internal control

The structure of Crédit Agricole group's internal control bodies shows a system that meets regulatory requirements and reflects the Basel Committee's recommendations.

Crédit Agricole group has established internal control systems and procedures are laid out, as are all systems aimed at controlling all kinds of businesses and risks, ensuring that operations are reliable, secure and efficient. These procedures also include limits inherent to any internal control system.

In keeping with modified Rule 97-02 of the Banking and Financial Regulation Committee and the Basle Committee's recommendations on internal control, each entity in the Crédit Agricole group (Regional Banks, Crédit Agricole S.A. subsidiaries with or without lending or investing institution status) has worked to strengthen its internal control system. The targets set for this system are:

- Financial performance – effective and adequate use of Group assets and resources, as well as protection against the risk of losses.
- Exhaustive, detailed and regular information on figures needed to make decisions and manage risk.
- Compliance with internal and external rules.
- Prevention and detection of fraud and errors.
- Accuracy and completeness of the accounting data recorded, plus presentation of reliable accounting and financial information in the desired time.

In line with French regulations and Group principles, the Crédit Agricole group's internal control systems are applied to a broad range of businesses. Apart from subsidiary French lending or investing institutions, this includes companies controlled by the Group and its subsidiaries whose business is such that it generates risk (insurance companies, investing subsidiaries, joint venture companies – methods of payment – fund management companies and those providing services to issuers). These principles are applied by each entity in the Crédit Agricole group to its own subsidiaries, making it possible to roll out internal control in pyramid fashion.

In order for internal control systems to be effective and consistent from company to company within the Group, Crédit Agricole group has established a collection of common rules and recommendations, based on the implementation of and compliance with basic principles by each Group entity. Each entity in the Crédit Agricole group – Regional Banks, Crédit Agricole S.A. and subsidiaries – has to apply these principles at its own level.

Basic principles

These principles and the components of the internal control systems are common to all entities in the Crédit Agricole group. They include the following obligations:

- To provide information to the decision-making body (risk strategies, risk limits, internal control activity and results).
- To involve the executive body directly in the organisation and operation of internal control systems.
- To ensure full cover for the activities and risks for which all operators are liable.
- To define tasks clearly, ensure effective separation of commitment and control functions, and ensure authority is assigned formally and openly.
- To ensure that standards and procedures are formalised and open, particularly for accounting matters.

These principles are supported by:

- Risk measurement, monitoring and control systems: for credit, market, operations (operations processing, quality of financial and accounting information, IT processes, regulatory and legal risks), interest rate and liquidity risk.
- A control system that is part of a dynamic and corrective process, consisting of:
  - Standing first-degree controls, carried out by the operating units themselves, built into operations processing; and second-degree controls, operated by units or persons independent of the operational units or separate from those who carried out the first-degree controls.
  - Periodic third-degree controls carried out by the group's General Audit unit and the subsidiary and Regional Banks audit and inspection departments.
- Specific arrangements for information system security and business continuity, money laundering prevention and adherence to compliance standards.

All of these systems contribute to the promotion of a culture of internal control.

Crédit Agricole S.A. and its subsidiaries

For Crédit Agricole S.A. and its subsidiaries, the architecture and components of the internal control system were formalised and published in 1998 in a directive, which is being rewritten following the integration of Crédit Lyonnais, presented first to the board of Crédit Agricole S.A. (previously CNCA). The principles governing internal control arrangements and the role of Crédit Agricole S.A.'s General Audit department were confirmed in 2003, following the integration of new companies within the Group, including Finaref and Crédit Lyonnais.

On top of all the rules outlined above and applicable to each entity in the Crédit Agricole S.A. group is a central unit in Crédit Agricole S.A. The aim of this central unit is to

consolidate risk and organise and monitor the overall internal control system.

An internal audit director was appointed on 1 October 1997. He is responsible for monitoring the consistency and effectiveness of the internal control systems and reporting directly to Crédit Agricole S.A.'s managing director to guarantee he is independent of all operating units.

The internal audit director heads the Crédit Agricole S.A. group's internal control system through a central unit assigned to this function. His work relies on:

- First, the central functions, management and business lines of Crédit Agricole S.A., helping to implement internal control systems. In this way, Crédit Agricole S.A. ensures that it can monitor consolidated operations. This is based on:
  - The centralisation, consolidation and monitoring of credit, market and operational risk by the Group risk management department.
  - The centralisation, consolidation and monitoring of global interest rate and liquidity risk by the financial management department.
  - The standardisation of accounting procedures and monitoring of financial and accounting information by the accounting and consolidation department.
  - The standardisation of procedures, planning and monitoring of consolidated budget information by the budget, management control and investments department.
  - IT system security and business continuity plans from the security department.
  - Adherence to compliance standards by the compliance department.
  - The prevention of money laundering by the financial security business line.
  - Independent and periodic checks by the Group general audit department to ensure that all units of the Crédit Agricole group are operating smoothly.

These functions, departments and business lines are themselves supported by specialist committees (Group risk committee, standards and methodology committee, treasury and asset/liability management committee) and by representatives in each entity subject to internal control.

This central system is the keystone to Crédit Agricole S.A. and its subsidiaries' internal control system.

- Second, decentralised systems in each of the legal entities, the leading subsidiaries, which are subject to Crédit Agricole S.A.'s internal control system. These are managed by the internal control director for each entity. A business line audit inspection system was also instigated on 1 January 2001, reporting to the Group general audit department, in response to the expansion of the Group's range of businesses. This business line aims to develop central guidance of the audit-inspection function, to ensure and strengthen the effectiveness of the controls by harmonising audit to best practice levels to ensure that operations are secure and reliable in the various Group units and to develop common centres of expertise.

Internal control committees meet every six months. They are executive decision-making bodies which include the managing director of the unit, its internal control director and the audit-inspection director, if that post is a separate one, as well as the Group general audit department. They are responsible in particular for a critical assessment of the internal control systems and audits, monitoring activities and any possible corrective action that may be needed.

Audits are also carried out jointly by Crédit Agricole S.A.'s general audit department and subsidiaries' audit departments, contributing to the exchange of information about best audit practices. These arrangements maintain and confirm continuing traditional on the spot visits by Crédit Agricole S.A.'s general audit department to all Group companies, while giving particular importance to theme-based and cross-division investigations.

Crédit Agricole S.A. audit and risk committee

The establishment of an audit and risk committee to assist Crédit Agricole S.A.'s board of directors in carrying out its duties reflects the desire to strengthen the internal control structure at the highest level. The committee has wide-ranging access to information as well as roles in leading and monitoring actions undertaken in the sphere of internal control.

This committee is responsible for checking the information provided is clear, and assessing the suitability of the accounting methods used and the quality of internal controls in particular. This authority reflects fully the desire to have complete and consistent internal control arrangements at all levels of the Group (Crédit Agricole S.A., subsidiaries, Regional Banks), as well as to comply with good governance practices.

Regional Banks

For the Regional Banks, application of all the rules laid out above is made easier by the publication of national recommendations on internal control. These are updated each year by the Regional Banks' internal control plenary committee consisting of internal control executives and directors from Regional Banks as well as representatives of Crédit Agricole S.A. and the Group general audit department.

Crédit Agricole S.A.'s role as the central body naturally causes it to be very active and vigilant in internal control matters. Regular working and information meetings allow the Group

general audit department to meet all internal control and audit managers at the Regional Banks, in particular by means of regional meetings held twice a year on average.

Role of the general audit department

At Crédit Agricole group, the Group general audit department reports directly to the managing director of Crédit Agricole S.A. and is the ultimate level of control. The department carries out its task of checking all Group entities, both the Regional Banks and the units of Crédit Agricole S.A. and its subsidiaries, including when these entities have their own internal audit and inspection team.

These periodic checks include a critical examination of the internal control systems set up by the entities audited. The reviews check that these systems offer constant and reasonable assurance in terms of operations security, risk control and compliance with external and internal rules.

The reviews consist in particular of ensuring compliance with external and internal regulations at the entities audited, assessing the security and effectiveness of operational procedures, ensuring that the risk measurement and monitoring systems are adequate, assessing assets and checking the reliability of accounting information.

Inspections by Crédit Agricole S.A.'s general audit department or any external audit body (regulatory authorities, external consultants) are subject to a formal monitoring system. This system makes it possible to ensure progress on planned corrective actions, implemented according to a detailed timetable and priority level, for each of the recommendations proposed following such reviews.

Money laundering prevention and fight against financing of terrorism

Money laundering prevention is the direct responsibility of each entity of the Crédit Agricole group. Each applies the principles of knowing and identifying its clients and constant vigilance to the areas for which it operates internal control.

For each Regional Bank, a contact has been nominated at the department in the Economy, Finance and Industry Ministry in charge of treatment, information and action against clandestine financial organisations (TRACFIN).

Similarly, while each entity in the Crédit Agricole S.A. group is responsible for the fight against money laundering in the area for which it operates the internal control system, the central unit in the Group general audit department is responsible for business line financial security. This means that all useful recommendations are made to subsidiaries and branches abroad so that they are appropriately forewarned against the risk of being used for money laundering purposes.

Monitoring of the application of these procedures is the responsibility of each operational entity while ultimate verification that each Group entity complies with and is in conformity with its legal and regulatory obligations lies with the Group general audit department.

The Regional Banks' systems were first strengthened at the beginning of 2000. This continued in the Crédit Agricole S.A. group, particularly through the creation in December 2001 of a dedicated team for money laundering prevention. It was followed in July 2003 by the creation of a business line financial security department with wider competence, reporting to the director of Crédit Agricole S.A. group's internal control department.

These steps to build up the money laundering prevention systems took account of legislative and regulatory developments as well as recommendations from the regulatory authorities, which has led to a deepening and updating of the procedural framework. Specific systems have been adopted with reference to new obligations relating to cheque and electronic money processing. Similarly, vigilance has been heightened with regards to non-cooperative countries and territories targeted by GAFI (financial action group) against money laundering.

With regards to the battle against the financing of terrorism and obligations to freeze assets, specific measures have been introduced within the Group to apply European regulations and French government decrees. In this regard, the Group general audit department has issued instructions and recommendations for the Group entities concerned (Crédit Agricole S.A. departments and subsidiaries, and Regional Banks).

The overall system has been accompanied by the development of monitoring tools and actions to raise awareness, and to train and inform the employees involved in all Group units. Coordination of actions undertaken in the various parts of the Group has also been enhanced.

Ethics and compliance structure

There are ethics and compliance functions at Crédit Agricole S.A., its subsidiaries and each of the Regional Banks. These functions are carried out by about 200 people - full-time equivalent - within the Crédit Agricole S.A. group and the Regional Banks.

In the Crédit Agricole S.A. group, the compliance staff carry out their work under the authority of the directors of the various entities and are brought together in an ethics and compliance business line, functional responsibility for which lies with a central compliance director. This director is responsible for the ethics and compliance function at Crédit Agricole S.A. and directs the Regional Banks' network. He reports directly to the general secretary of Crédit Agricole S.A. who is also responsible for a compliance management committee, set up at the beginning of 2004.

The Compliance officer's functions include:

- Assisting business managers to assess risks of a compliance and regulatory nature.
- Identifying systems needed to comply with code of conduct rules defined by regulators or the principles of which are determined by the Group.
- Setting up compilations of rules and instructions with which Group entities and their employees have to comply.
- Distributing these rules and instructions to employees, and organising their training.
- Assisting business managers and employees in applying codes of conduct in specific cases they might encounter.
- Monitoring compliance with the rules, either directly or by delegating this task to other identified people as part of the Group's internal control system.
- Proposing possible penalties for failings.

The ethics and compliance function is more highly developed in Crédit Agricole S.A.'s investment and asset management subsidiaries in response to the demands of the regulatory authorities (in France, the *Autorité des Marchés Financiers* or Financial Markets Authority).

At the beginning of the second half of 2003, a compliance charter was introduced for all directors and employees of the Crédit Agricole group. This charter was approved by Crédit Agricole S.A.'s board of directors on 17 July 2003.

In the same half-year, measures were introduced at the end of the bid for Crédit Lyonnais to enhance monitoring of conflicts of interest and rules governing Chinese walls, and to adapt them to the size of the new Group.

During the fourth quarter, work was started to prepare the introduction of a stronger compliance plan, as demanded by the Banking Commission and the Federal Reserve Board in the United States. This plan will be implemented gradually during 2004.

Asset/liability management

Structural financial risk

The Crédit Agricole group consolidates and manages financial risks which are located both at the level of the Crédit Agricole S.A. parent company, given its role in organising financial relationships with the Regional Banks, and at the level of its subsidiaries.

In order to ensure optimum control and management of financial balances, the bulk of financial risk is concentrated at the level of Crédit Agricole S.A. by an interest rate and liquidity support system.

The Crédit Agricole group therefore offers strong financial cohesion and limited spread of financial risk.

The Crédit Agricole S.A. group's asset/liability committee, chaired by the managing director, examines the following each quarter:

- Overall interest rate risk management strategy. The committee limits risk for the Group and for its subsidiaries. It also focuses on commercial policies so that the balance of the deposit and lending profiles (maturity and nature of rates) is improved.
- Short and medium-term refinancing policy with regard to trends in liquidity risk.
- Trends in support to subsidiaries.
- Structural and operational foreign exchange positions and trends.

Overall interest rate risk

Changes in interest rates cause the holder of a fixed or variable-rate debt to run interest rate risk. On-balance sheet and off-balance sheet items are therefore measured to show differences in the maturity and nature of interest rates in the form of a maturity schedule.

The methods of calculating these schedules are subject to a procedure allowing data to be compared and aggregated at the Group level.

Limits introduced at the Group level and by subsidiaries make it possible to limit these maturities and therefore the resulting overall interest rate risk.

Crédit Agricole S.A. includes as liabilities all savings at Regional Banks (excluding sight and term deposits). 50% of these savings are made available to Regional Banks through 'mirror advances'. The rest enables Crédit Agricole S.A. to refinance in the money markets and in cash 50% of Regional Banks' medium and long-term loans (savings/advances). Crédit Agricole S.A. ensures that the interest rate risk resulting from this method of financial organisation is hedged by means of on-balance sheet instruments (bonds) or off-balance sheet instruments (interest rate swaps).

Given the nature of their business, some subsidiaries such as CAI, Sofinco, Ucabail, Lukas and EFL present an overall interest rate risk which justifies the setting of limits. Their positions are periodically consolidated at the level of Crédit Agricole S.A. and presented to the asset/liability committee.

At 31 December 2003, the risk of losses for 2003 in the event of a 1% adverse change in interest rates amounted to less than 1% of prudential equity capital.

At 31 December 2003, the cumulative but not discounted risk of loss over the next ten years in the event of an adverse 1% change in interest rates amounted to less than 10% of prudential equity capital.

Liquidity risk

The Crédit Agricole S.A. group is exposed, as are all lending institutions, to the risk of not being able to raise the funds needed to meet its liabilities on maturity. This risk is

realised, for example, in the event of a massive withdrawal of deposits by customers, a crisis of confidence or general market liquidity. Liquidity risk management consists of the following:

- Measurement of the risk through a review of the amortisation of sources and uses of funds according to their contractual or modelled maturities. This helps reveal payments due at different maturities and how they vary over time.
- A policy of backing the shortest-term sources with liquid assets.

Crédit Agricole S.A. is responsible for management of the Crédit Agricole group's overall liquidity by means of the Group's internal financial arrangements:

- 50% of the Regional Banks' medium and long-term loans are matched with Crédit Agricole S.A. advances loan by loan, while medium and long-term savings are centralised at the level of Crédit Agricole S.A. The Regional Banks are therefore exempt from liquidity risk at this end of the savings/advances range, management of which is undertaken by Crédit Agricole S.A.
- Surpluses and deficits in monetary sources of funds at Regional Banks are entered in the books of Crédit Agricole S.A., which thereby manages the resulting liquidity risk.

In the same way, Crédit Agricole S.A. backs the Group's subsidiaries' liquidity. Refinancing agreements manifest this commitment by Crédit Agricole S.A. to its subsidiaries.

These financial arrangements mean that Crédit Agricole S.A. can manage liquidity risk and be in a position to comply with liquidity-related prudential rules. The liquidity coefficient is the ratio of cash and assistance maturing in the short term on the one hand, and payments due in the short term on the other. It is calculated monthly with the minimum threshold being 100%. It includes prudential equity capital and is not consolidated. Crédit Agricole S.A.'s liquidity coefficient was 129% at 31 December 2003, compared with 167% at 31 December 2002.

Crédit Agricole S.A. has also supplemented the long-term sources of funds, from setting up a € 2.8 billion Euro Medium Term Notes (EMTN) programme, with a € 2.1 billion bond issue and the issue of € 2.4 billion of Tier 1 capital. These various issues form part of the refinancing programme for the acquisition of Crédit Lyonnais and Finaref.

Exchange rate risk

The Crédit Agricole group's financial arrangements mean Regional Banks get backing for their foreign currency assets and liabilities from Crédit Agricole S.A., reducing exchange rate risk.

Crédit Agricole Indosuez's foreign exchange business leads to operational exchange rate positions for which limits are defined and controlled by Crédit Agricole S.A.'s credit risk department. At 31 December 2003, the capital requirements for CAI and Crédit Lyonnais' investment and corporate banking operational exchange rate risk amounted to € 116 million (compared with € 93 million at 31 December 2002 for CAI alone).

At the Crédit Agricole S.A. group level, the capital requirements at 31 December 2003 amounted to € 116 million compared with € 94.7 million at 31 December 2002. Crédit Agricole S.A. consolidates all exchange rate positions generated by the Crédit Agricole group's various businesses and manages the net position resulting from this.

Counterparty, market, operational and other risk management

Introduction

Risk management within the Group is the responsibility of the risk department which has been reorganised following the integration of Crédit Lyonnais. This department reports to Crédit Agricole S.A.'s managing director and is responsible for controlling counterparty, market and operational risk.

- Counterparty risk materialises when a client is not able to meet its obligations to one of the Group entities.
- Market risk is the risk of a loss which an interest rate, exchange rate, equity or commodity position may cause in the event of an unfavourable development in market parameters.
- Operational risk is the risk of damage due to inadequacies or failings in organisation, procedures, employees or information systems, or to external events.

Crédit Agricole S.A. is not directly exposed to risks arising from the operations of Regional Banks. As lending institutions in their own right, the banks assume full responsibility for the operations which they initiate. Nonetheless, as part of its role as the central body of the Crédit Agricole group, Crédit Agricole S.A. guarantees Regional Banks' liquidity and solvency. As a result, Crédit Agricole S.A. bears Regional Banks' risks indirectly. For this reason, comparative presentations of the Crédit Agricole group's risks are shown together with the risks of Crédit Agricole S.A. and its subsidiaries in this section.

During the second half of 2003, an action plan was introduced to harmonise risk measurement methodologies, management systems and information systems, and to unify the management of Group-wide projects (particularly the Basle II project). These actions will be continued in 2004.

Organisation of the Group's risk function

The risk function has been reorganised following the merger with Crédit Lyonnais. It is based on the following principles:

- An integrated business line managed by the Group risk department.
- Committees which validate applicable strategies and methodologies within Crédit Agricole S.A.

The Group risk department has four main departments: three responsible for counterparty, market and operational risk, and one whose role is to supervise subsidiaries. Each subsidiary has a risk department structured in a similar manner. The risk director in each subsidiary or business reports to the Group risk director and the managing director of the relevant subsidiary or business.

Risk monitoring at Regional Banks, as exercised by Crédit Agricole S.A. in its role as central authority, is carried out by a specific department reporting to the managing director responsible for supervising the Regional Banks division.

Group risk policy is defined and monitored by two committees: the Group risk committee and the standards and methodologies committee.

The role of the Group risk committee is to:

- Define the thrust of Group risk policy.
- Validate risk strategies presented by each business and particularly related risk limits (loans, markets).
- Examine sensitive risks and provisions.
- Monitor the progress of Group-wide projects (particularly Basle II).

The Group risk committee is chaired by the managing director of Crédit Agricole S.A. and meets monthly, with managers of each business attending.

The standards and methodologies committee is chaired by the Group risk director. Its main tasks are:

- To validate the main risk measurement methodologies.
- To define or validate the choices of architecture for information systems.
- To provide operational management of Group-wide projects (particularly Basle II).

Crédit Agricole S.A. and subsidiaries' risk monitoring systems

The risk department at each subsidiary or business is independent of the front office and reports to the managing director of the appropriate subsidiary or business. As a result, subsidiaries and businesses monitor and control counterparty, market and operational risks based on the principle of subsidiarity and delegation outlined above. Each subsidiary or business therefore has the necessary resources to manage its risks and has set up systems, processes and tools suited to its needs.

Nonetheless, subsidiaries and businesses are required to comply with their obligation of transparency and their duty to alert the Group risk department. To achieve this, formal operating contracts between the Group risk department and Crédit Agricole S.A.'s subsidiaries or businesses detail the level of delegation and each party's responsibilities in the areas of risk prevention, management and monitoring, warnings and reporting. These control methods will be extended to subsidiaries and businesses of Crédit Lyonnais as part of their merger with the Crédit Agricole S.A. subsidiaries operating identical businesses.

Each subsidiary or business defines its risk strategy in liaison with the Group risk department and has it approved by the Group risk committee. These risk strategies define the framework within which subsidiaries and businesses are authorised to carry out their business.

Regional Banks' risk monitoring systems

Regional banks are lending institutions in their own right and their managers take full and complete responsibility for managing them.

Banking regulations relating to risk apply to each of the Regional Banks. They are therefore individually responsible for complying with solvency ratios, risk division and internal control rules.

In applying regulation 2001-03 of the French Banking Regulation Committee however, Crédit Agricole S.A. declares the Crédit Agricole group's major risks on a consolidated basis.

Large credit risks taken on by Regional Banks have to be presented to Foncaris, a 100%-owned credit institution subsidiary of Crédit Agricole S.A. After examining the risks, Foncaris may decide to guarantee them (generally up to 50%). Each Regional Bank determines the eligibility threshold of its commitments for cover by Foncaris, for a period of six years. The maximum for this threshold is 20% of the Regional Bank's equity capital. The bank has the option of setting it at 10% or 5% of its equity capital or as an absolute figure. In the last case, the threshold has to be a minimum of € 12 million. Since 1 July 2001, Regional Banks have had the option of choosing a system aimed at mitigating the threshold effects for Foncaris cover. Premiums paid to Foncaris for this cover by Regional Banks are calculated by multiplying a figure equal to the outstandings, to which is added one quarter of the confirmed but unused limit, by a contribution rate which is a function of the quality of the counterparty (its internal rating), guarantees obtained, length of the loan and risk-sharing with other banks.

When Foncaris receives a request for cover from a Regional Bank whose total outstandings with a given counterparty or a related group of counterparties reach its eligibility

Appendix to the management report

threshold, the case is reviewed by one of the instructing departments which sends its conclusions to a committee for a decision. In the event of default, the Regional Bank is covered for up to 50% of its residual loss after sureties and after all recourse is exhausted.

Basle II project

The operational implementation of the Basle II project at Crédit Agricole and Crédit Lyonnais was launched in 2001 and continued in 2003. When the two institutions merged, the state of progress on this work was in line with the timetable laid down by regulators for applying the reform. The two institutions aimed initially to adopt risk assessment methods using the 'foundation' method for the commercial bank and the investment and corporate banking businesses, with the 'advanced' method for the retail bank.

For the commercial bank and the investment and corporate banking businesses, the two institutions have rating assistance tools that are similar in principle, combining quantitative and qualitative criteria and written procedures defining rating methodology, rules for implementation and checks to be carried out. These methodologies and tools have been introduced and are being used operationally by the various business lines. The two institutions have also embarked on the work to introduce back-testing tools and set up the historic series needed to support the Basle measurement parameters, from an IRB (internal rating based) point of view. The two institutions also have reference points for the new Group. Control systems intended to ensure data quality and reliability have been defined. These systems call for the introduction of an audit trail, control indicators, warning procedures and tools, reconciliation procedures for accounting data and risks, data management and administration procedures, and specific rating monitoring procedures.

More precisely, for Crédit Agricole S.A. and its subsidiaries, the SIRIS (risk information system) project launched in 1999 helped harmonise reference points (third parties, products, risk categories) and data exchange between Group entities, helping to improve the quality of risk monitoring. For Regional Banks, the joint development of ARCADE, a management and credit risk management tool helping generate uniform aggregate risk figures and indicators, started in 2003. Roll-out to all Regional Banks is scheduled for the beginning of 2005. This tool will make it possible to automate the calculation by each Regional Bank of the items needed for regulatory credit reports, particularly those of the future Basle II solvency ratio.

For its part, Crédit Lyonnais has introduced Basle II architecture enabling it to consolidate outstandings in a uniform way in its investment and corporate banking business. The figures, processing and reference points needed for the Basle calculations have been made uniform in the bank's various entities and comply with the principles set out centrally.

As far as retail banking is concerned, the Crédit Agricole group has developed a methodology using internal ratings and national risk assessment models for each class of rating. A rating tool (called LUC or single rating software) which helps set parameters for risk models and calculate regulatory figures monthly is currently being rolled out in the Regional Banks. The Crédit Agricole group has also defined the principles of a system for putting together data for back testing. For its part, Crédit Lyonnais has brought the scoring tools in existence since 1990 (IRPAR, IRPRO) into compliance and has embarked on the work to adapt its information systems, intended in particular to supplement the data needed for Basle II and to ensure it is reliable. Back-testing tools have been developed and are operational.

For operational risk, the Crédit Agricole group has established Group reference points and has continued gradual roll-out of the KRONOS system (operational risk standards, organisation and systems) which includes a methodological guide, procedures for implementation, office automation software, a unified operational risk assessment tool for management and analysis (EUROPA), a tool for gathering incidents and losses and a tool for calculating equity capital. For its part, Crédit Lyonnais introduced a specific operational risk management structure consisting of a central team reporting to the Group risk department and a network of contacts in each of its various entities in 1999. The system introduced calls for crisis management measures and business continuity plans, the mapping of responsibilities in Group entities, the collection of data on losses and the calculation of regulatory capital.

In mid-2003, following the changes to the basis of consolidation caused by the merger with Crédit Lyonnais, the structure of the Basle II project was adapted to one project team for Regional Banks and one for Crédit Agricole S.A. The two projects are developing independently, while making sure that the choices they make converge on certain critical points, particularly to ensure consistency in internal ratings of clients shared by Crédit Agricole S.A. and Regional Banks. A Group coordination committee has been created to this end, to ensure convergence.

For the Crédit Agricole S.A. group, organisation and management of the project now operates at two levels:

- At the central level, Crédit Agricole S.A. defines the new Group's common directions and standards. These common principles are submitted for approval to a steering committee reporting to the Group risk director. This committee brings together representatives of the main subsidiaries and businesses as well as the finance and IT departments.

- At the level of each subsidiary or business, a Basle II manager in the risk department is responsible for implementing the project in his company and bringing it to a successful conclusion, in keeping with the directions set by the Group.

The continuing work has been organised into three main areas: credit risk – methodology; credit risk – information systems; and operational risk. In each of these areas, a coordinator representing the Group risk department assists the various businesses in their work and ensures that the methodology developed and the tools and systems put in place are consistent with one another and comply with Group standards.

Finally, the ALM Pillar II and regulatory reporting projects have been made the responsibility of the finance business line.

For Regional Banks, the structuring of the pilot phase defined in 2002, together with Regional Banks and their reference information systems (SIR), has developed. The pilot phase, which helped polish the internal rating models for various asset classes and the tools containing these models throughout 2003, finished at the end of the year. These tools have been tested by several Regional Banks and are now being rolled out across all Regional Banks. The steering committee bringing together the managing directors of the Regional Banks has been strengthened and now includes the chairmen of the SIRs (reference information systems). In particular, it ensures that roll-out is monitored and proceeds well, while a monthly technical committee bringing together the relevant Crédit Agricole S.A. departments and the managing directors of the SIRs has been set up to monitor compliance with the very tight planning timetable for rolling out these tools.

Counterparty risk

Definition and general principles

Counterparty risk materialises when a client is unable to meet its obligations and these obligations have a positive book value in the bank's accounts. This counterparty may be a bank, an industrial or commercial company, a government or the various entities it controls, an investment fund or an individual.

The outstanding may appear on-balance sheet (loan, debt or ownership security) or off-balance sheet (performance exchange contract, completion guarantee or confirmed but not drawn down commitment). This risk also includes the settlement and delivery risk inherent in all transactions requiring an exchange of funds (cash or material) outside a secure payment system.

General principles:

- The risk limit principle is applied to all kinds of counterparty: company, bank, financial institution, government or quasi-government entity. Risk exposure to counterparties controlled or resident in a country outside the G10 or the European economic area is similarly capped country by country and for all kinds of exposure or operation combined.
- Risk-sharing rules and limits are put in place particularly so that commitments to Crédit Agricole S.A. and its subsidiaries' leading counterparties do not reach the regulatory ceiling of 25% of consolidated equity capital.
- There is a framework for the commitment process: any commitment decision is taken either by a decision-making committee or by a duly entitled delegated person with a formal opinion from the risk business line. The risk measurement and monitoring system is also based on a control system with first and second levels, reporting and regular informing of internal and external authorities.
- Exceeding of limits is monitored.
- Specific management of sensitive cases is based on upstream identification based on incidents or debtors' financial positions and quarterly monitoring by bodies set up for this purpose and intended to determine a plan of action and cover of potential risks.
- Periodic portfolio reviews by operational unit are intended to identify cases which are deteriorating, update counterparty ratings and revise risk strategies.
- There is reporting of exposures to the largest counterparties to which Crédit Agricole S.A. and its subsidiaries are committed. The Group risk department consolidates and presents a quarterly review of Crédit Agricole S.A. commitments to the one hundred leading non-bank clients of the Group to the managing director through the Group risk committee, plus limits for the largest banks.

These principles have been adapted to the new conditions since the merger of Crédit Lyonnais:

- The decision-making bodies of CAI and Crédit Lyonnais Investment and Corporate Banking have been merged and a joint counterparty risk committee has been created to take decisions on risk. In this division, a strategy and portfolio committee also helps validate strategies by business line and the portfolio management that flows from them.
- In the credit-leasing division, the decision-making process has been adapted and demands either concerted action or a joint decision depending on the amount of the commitment for all operating entities in this division.
- A review of the new Group's exposure, by amount and by consumption of economic capital, was the subject of a presentation to the Group risk committee in the first few

weeks following the financial transaction. It is updated quarterly. This makes it possible to conduct an active policy of reducing the concentration of risks resulting from the merger.

Measurement methodologies

The role of the standards and methodologies committee is to approve, make uniform and distribute risk measurement and control standards and methodologies. To this end, the proposals for making standards and methodologies uniform, made necessary by changes in the basis of consolidation caused by the takeover of Crédit Lyonnais, are approved by this committee. Harmonisation of the methodologies used for the Basle II project in particular are a priority in the work of this committee.

When it comes to counterparty risk, both Crédit Agricole and Crédit Lyonnais had internal rating systems. In both groups, ratings are suggested by the executive responsible for the commercial relationship with the counterparty involved and are cross-checked by the risk control departments then approved by the decision-making bodies (committee or delegated). Generally speaking, the rating combines financial and qualitative criteria. Portfolio by portfolio, detailed rating methodologies are being harmonised.

The general roll-out of an internal rating system has helped the Group set up a counterparty risk management system which is based on Basle II-type indicators. In particular, in the investment and corporate banking businesses, measurements of the cost of risk, economic capital and risk-adjusted profitability are used when decisions are made to advance loans, define risk strategies and set limits by sector, country and counterparty.

When measuring counterparty risk in market operations, Crédit Agricole S.A. and its subsidiaries use an internal approach to estimate the ordinary risk in off-balance sheet instruments (swaps or derivatives, for example). The risk profile therefore amounts to the sum of the positive market value of the contract plus an add-on multiple applied to the nominal value. This add-on multiple represents the potential credit risk linked to changes in the value of the derivative market instruments over their remaining lifetime. This add-on is determined as a function of the nature and residual length of the contracts, based on statistical observation of the variability of the underlying instruments. This method is used for internal counterparty risk management purposes by Crédit Agricole S.A. and its subsidiaries. It differs from the regulatory approach which is used to meet the measurement requirements for European and international capital adequacy ratios. Crédit Lyonnais Investment and Corporate Banking now monitors counterparty risk in market operations using Crédit Agricole S.A.'s internal method.

In order to reduce exposure to counterparty risk on derivative instruments, Crédit Agricole S.A.'s investment banking businesses - Crédit Agricole Indosuez and Crédit Lyonnais' Investment and Corporate Banking - set up collateralisation contracts with their counterparties.

Risk diversification

Crédit Agricole S.A. and its subsidiaries work to diversify their risks to limit their exposure to counterparty risk, particularly in the event of a crisis in an industrial sector or a country. Crédit Agricole S.A. and its subsidiaries regularly monitor the total amount of their commitments (using the calculation methodologies outlined above, depending on the nature of the commitments) by counterparty, by operation portfolio, by economic sector and by country. Portfolios are also managed actively within the division responsible for investment and corporate banking-related businesses. The use of market instruments to reduce and diversify counterparty risks (e.g. credit derivatives, CLOs) allows the Group to optimise the use of its equity capital.

Monitoring of major counterparty risks

Consolidated commitments of all entities belonging to Crédit Agricole S.A. and its subsidiaries are monitored by counterparty and by related group of counterparties. A group of counterparties means all French or foreign legal entities related to one another, whatever their status or economic activity. This makes it possible to measure total exposure to the group's default risk due to the failure of one or more of these entities. Commitments to a counterparty or to a group of counterparties include all loans advanced by Crédit Agricole S.A. and its subsidiaries as well as capital transactions, bond portfolios, off-balance sheet commitments and counterparty risk relating to market operations. Limits for counterparties and for groups of counterparties are recorded in each system or business' internal information system.

Each operational entity reports quarterly to the Group risk department, showing the level of its commitments by risk category when the total for the same counterparty (or for a related group of counterparties) exceeds a threshold which is the lower of 10% of its core equity or € 100 million, and in any event its ten largest commitments. Major non-bank counterparties, i.e. those for which Crédit Agricole S.A. and its subsidiaries' cumulative commitments exceed € 300 million, are subject to specific reporting to the Group risk department with a view to monitoring by the Group risk committee.

At 31 December 2003, Crédit Agricole S.A. and its subsidiaries' commitments in terms of on and off-balance sheet risks to these major counterparties amounted to

about € 76 billion to about one hundred groups (management figures, including gross risk numbers – before any guarantees for credit, securities and market operations). Risk commitments to the ten largest groups amount to about € 24.5 billion.

Major counterparty risk at Regional Banks is monitored in particular by the subsidiary Foncaris which, at 31 December 2003, guaranteed 50% of the € 6.6 billion of Regional Banks' loan outstandings to their largest risks. In other words, outstandings amounted to € 3.3 billion at that date. Foncaris' ten largest risks accounted for one third of its total outstandings.

Monitoring of country risk

Country risk is the risk that economic conditions, financial or social policy in a foreign country might affect the bank's financial interests. It is not a different kind of risk from the elemental risks (credit, market, operational), rather it is an aggregation of risks resulting from the bank's vulnerability to a specific political, macroeconomic and financial environment.

Tasks and organisation

The tasks of managing and controlling the Group's country risk are carried out and enhanced using the following principles:

- Activities bearing country risk are defined and identified by the development and monitoring of analytical country risk management tools.
- Acceptable limits to country risk exposure are established during annual reviews of country strategies based on an assessment of the degree of portfolio vulnerability to the materialisation of country risk. This degree of vulnerability is determined by the nature and structure of operations, the quality of counterparties and the length of commitments. These exposure limits may be reviewed more frequently if developments in a country require it. These strategies and limits are validated by the strategy and portfolio committee in the investment and corporate banking division and the Group risk committee.
- A system for the regular assessment of country risk is maintained by the setting up and updating each quarter of a rating for each country in which the Group has commitments. This rating is based on an analysis using multiple criteria (economic, financial, political, crisis scenarios) designed as part of the bank's own methodology. Events of a specific nature may justify the rating being revised outside the quarterly schedule. A common rating for the new bank has been in force since the third quarter of 2003.
- The country risk department in the investment and corporate banking division approves transactions whose size, maturity and risk level in terms of country risk is likely to alter the quality of the portfolio.
- Both quantitative (amount and length of exposure) and qualitative (portfolio vulnerability) monitoring and control of exposure to country risk are carried out by means of specific and regular reporting to the Group risk department of all exposures to at-risk countries.
- General country provisions are established by means of a process which includes the likelihood of a crisis in a country – made real by its rating – and a loss in the case of a crisis, calculated according to the portfolio's vulnerability.

In terms of risk strategy, the Group has aimed to stabilise its outstandings and favour the operations least vulnerable to the realisation of country risk as part of a process of dynamic presentation of the portfolio.

The portfolio continued to improve in qualitative terms in 2003 thanks to a general easing in emerging markets and an improvement in the rating of some large countries. The trend to preferring transactions which, by their nature or structuring, offer less vulnerability than the country risk has also generated rewards.

Countries whose situation or trends are considered potentially worrying in economic or political terms are subject to closer monitoring, both in terms of rating and the management of Group limits and exposure.

Developments in 2003

Outstandings at risk in emerging markets, mainly denominated in US dollars, increased 13% in 2003. They are quite heavily concentrated since 31 countries account for 90% of the portfolio, but the portfolio is of an acceptable quality with nearly 60% of it in investment grade countries. Two geographic regions dominate: Asia and the Middle East. In dynamic terms, the portfolio has been refocused to take account of certain anticipated developments, both positive and negative.

- Latin America: across the whole region, country risk exposure has been sharply curtailed because of a conservative and selective approach to operations in 2003. Trends were different by country however:
  - Continued reduction of outstandings in Argentina to USD 262 million at year end (excluding fully-provisioned bad loans).
  - Exposure to Venezuela was limited to USD 155 million at end 2003.
  - Enhanced monitoring of exposure to Brazil was maintained, with USD 677 million at year end.

- Asia: The Group continued its policy of concentrating business in the best-rated countries (Korea, China and India) in a generally strong region. Exposure to the Philippines, a country where trends are more worrying, was reduced by 16% to USD 366 million. Group outstandings in the whole of the region increased 7%.
- Near and Middle East & North Africa: While maintaining a high degree of vigilance in the region, the easing of geopolitical tensions and oil price stability at a high level have led to a growth in outstandings in this region. At the same time, a high level of vigilance has been maintained in Lebanon and Egypt.
- Central and Eastern Europe: The relative political and economic stability of this region, with several of the countries joining the European Union in 2004, has allowed operations to continue in acceptable country risk conditions. Against the background of an improving situation in Russia, outstandings to the country expanded to USD 862 million. This exposure is still largely concentrated in operations which include country risk mitigating factors and relatively short maturities however.

Country risk provisions

At the end of 2003, the Crédit Agricole group's stock of general country risk provisions amounted to € 752 million, compared with € 865 million in pro forma 2002 accounts. The sharp decline in the euro/dollar rate led to a negative exchange rate effect of about € 75 million.

The Group also has a total exposure of USD 1,323 million to Brady bonds (mainly Brazil and Argentina). A discount of USD 194 million was applied to these securities at end 2003 to write them down to market value.

Analysis of portfolio

Crédit Agricole balance sheet: net values

Crédit Agricole group	31 December 2003		31 December 2002 pro forma		% change
Net outstandings (1)	Eur million	% of total	Eur million	% of total	
Operations with customers	**370,895**	**77%**	**356,073**	**76%**	**+ 4.2%**
Crédit Lyonnais	90,052	67%	89,724	69%	+ 0.4%
Operations with credit institutions	**94,647**	**20%**	**100,349**	**21%**	**- 5.7%**
Crédit Lyonnais	38,698	29%	34,183	26%	+ 13.2%
Leasing operations	**13,263**	**3%**	**12,842**	**3%**	**+ 3.3%**
Crédit Lyonnais	5,968	4%	5,979	5%	- 0.2%
Total Crédit Agricole group	**478,805**		**469,264**		**+ 2.0%**
Crédit Lyonnais (2)	134,718		129,886		+ 3.7%

Source: Partly from management figures

(1) Balance sheet figures are net of provisions.
(2) For reasons of comparability, the scope of outstandings from operations with customers (including leasing) and operations with credit institutions has been adjusted between Crédit Lyonnais and Crédit Agricole group. Crédit Lyonnais's outstandings, for instance, do not include unattributed values and unrented assets.

Overall, net outstandings increased € 9.5 billion or 2% compared with pro forma December 2002. This was despite the 5.7% reduction in operations with credit institutions, mainly due to changes in the euro/dollar rate.

Overall, the relative weightings of net outstandings remained stable, using the three classes of operations noted above.

Crédit Agricole group gross outstandings by region

Gross outstandings (1) (in millions of euros)	31 December 2003	% of total	31 december 2002 pro forma	% change
France (inc overseas departments/territories)	**324,683**	**66%**	**311,570**	**+ 4.2%**
Crédit Lyonnais	57,456	42%	57,372	+ 0.1%
European Economic Area (EEA) ex France	**51,797**	**10%**	**50,966**	**+ 1. 6%**
Crédit Lyonnais	9,059	7%	11,683	- 22%
Other European countries	**7,652**	**2%**	**7 855**	**- 2.6%**
Crédit Lyonnais	1,723	1%	1,324	+ 30%
North America	**13,392**	**3%**	**22,089**	**- 39.4%**
Crédit Lyonnais	8,481	6%	12,326	- 31%
Central and South America	**5,343**	**1%**	**6,179**	**- 13.5%**
Crédit Lyonnais	1,563	1%	1,784	- 12%
Africa and Middle East	**10,263**	**2%**	**9,665**	**+ 6.2%**
Crédit Lyonnais	3,454	3%	2,954	+ 17%
Asia and Oceania (ex Japan)	**8,245**	**2%**	**9,970**	**- 17.3%**
Crédit Lyonnais	2,926	2%	3,184	- 8%
Japan	**5,241**	**1%**	**9,355**	**- 44%**
Crédit Lyonnais	1,205	1%	1,341	- 10%
Subtotal	**426,616**	**87%**	**427,649**	**- 0.2%**
Crédit Lyonnais	**85,867**	**62%**	**91,968**	**- 6.6%**
International organisations & not identified (2)	**40,656**	**8%**	**30,958**	**+ 31.3%**
Crédit Lyonnais	40,656	29.5%	30,958	+ 31%
Leasing, factoring and related	**19,344**	**4%**	**18,276**	**+ 5.8%**
Crédit Lyonnais	11,027	8%	10,156	+ 9%
Related receivables	**4,581**	**1%**	**5,008**	**- 8.5%**
Crédit Lyonnais	540	0.5%	646	- 16%
Total	**491,197**		**481,891**	**+ 1.9%**
Crédit Lyonnais	***138,090***		**133,728**	**+ 3.3%**

Source: Partly from management figures

(1) Scope: gross on-balance sheet outstandings from operations with customers and operations with Crédit Agricole group credit institutions, by country of residence. Country of residence means the country where the counterparty carries out its business
- Gross outstandings are adjusted for intra-Group transactions
- For reasons of comparability, Crédit Lyonnais gross outstandings are net of unattributed values (€ 361 million) and unrented leasing assets (€136 million).

(2) Including € 35,928 million for Crédit Lyonnais repurchase agreements net of intra-Group transactions.

In terms of relative weight, 76% of Crédit Agricole group's on-balance sheet outstandings were in Western Europe. France still carries a substantial weighting of 66%, compared with 73% in 2002 before the merger of Crédit Lyonnais. Outside the European Economic Area, outstandings are generally diversified below a threshold of 3%.

In terms of trends, gross outstandings by geographic region were down 0.2% overall. This decrease was linked to the dollar's decline over the period.

Further notes:

- In North America, the Group embarked on a determined policy of reducing outstandings at the beginning of 2003. This was accompanied by a drop in the dollar over the first half. At the same time, a strategy of reducing risk through hedging techniques (securitisation; collateralisation, CLOs) was introduced, particularly in sensitive sectors affected by the economic cycle, such as energy, aerospace, hotels and telecoms.
- The same was true of Asian countries, despite economic recovery in the second half. The application of these measures continued to have the effect of reducing exposure.
- Finally, in Japan, the decline in outstandings from operations with customers was offset by an increase in positions in securities or off-balance sheet commitments following modifications to support instruments, without strategy in the country being changed.

Crédit Agricole group gross outstandings by economic agent

Gross outstandings [1] (in millions of euros)	31 December 2003	% of total	31 December 2002 pro forma	% change
Government and public authorities	**26,555**	**5%**	**24,244**	**+ 9.5%**
Crédit Lyonnais	1,945	1%	1,937	+ 0.4%
Financial institutions	**73,233**	**15%**	**90,077**	**- 18.7%**
Crédit Lyonnais	10,348	7%	12,454	- 17%
Individuals and professionals	**185,325**	**38%**	**164,401**	**+ 12.7%**
Crédit Lyonnais [2]	36,714	27%	32,922	+ 11.5%
Farming	**33,881**	**7%**	**31,315**	**+ 8.2%**
Crédit Lyonnais	-	-	-	-
Companies & other economic agents (inc insurance)	**111,663**	**23%**	**121,974**	**- 8.5%**
Crédit Lyonnais	36,860	27%	44,655	- 17.5%
Subtotal	**430,657**	**88%**	**432,011**	**- 0.3%**
Crédit Lyonnais	**85,867**	**62%**	**91,968**	**- 6.6%**
Leasing, factoring	**19,344**	**4%**	**18,276**	**+ 5.8%**
Crédit Lyonnais	11,027	8%	10,156	+ 9%
Not broken down [3]	**41,196**	**8%**	**31,604**	**+ 30.4%**
Crédit Lyonnais	41,196	30%	31,604	+ 30%
Total	**491,197**		**481,891**	**+ 1.9%**
Crédit Lyonnais	**138,090**		**133,728**	**+ 3.3%**

Source: Partly from management figures

(1) Scope: gross on-balance sheet outstandings from operations with customers and operations with Crédit Agricole group credit institutions, broken down by economic agent
- Gross outstandings are adjusted for intra-Group transactions
- For reasons of comparability, Crédit Lyonnais gross outstandings are net of unattributed values (€361 million) and unrented leasing assets (€136 million). Pro forma 2002 outstandings do not include Finaref however.

(2) The "Individuals and professionals" line now includes Crédit Lyonnais and Finalion's network in France.
(3) Not broken down includes related receivables and Crédit Lyonnais repurchase agreements net of intra-Group transactions

A review of overall Crédit Agricole group trends by economic agent shows an increase in outstandings to individuals and professionals, which now account for 38% of the total. The integration of Crédit Lyonnais outstandings helps to reduce slightly the proportion of outstandings to this client base however (42% without Crédit Lyonnais).

The two major client categories, companies and financial institutions, are relatively comparable at 23% and 15% respectively. The strategy of reducing exposure to companies in sectors and regions that are sensitive in risk terms, as outlined above, has led to an 8.5% overall drop in this client base. Nonetheless, their relative weight is now 23% compared with 21% without Crédit Lyonnais.

Breakdown of risk by economic sector

The tables below show the breakdown by economic sector of operations with clients of the investment and corporate banking division of Crédit Agricole S.A. on the one hand and the Regional Banks on the other.

Crédit Agricole S.A. investment and corporate banking gross on-balance sheet outstandings by industrial and commercial sector

Gross outstandings (in millions of euros)	Outstandings at 31/12/2003	% of total
Aerospace	5,010	7%
Food	3,560	5%
Insurance	955	1%
Automotive	2,285	3%
Other non-bank financials	2,682	4%
Other industry	1,906	3%
Other transport	1,671	2%
Pulp, paper, packaging	858	1%
Construction	1,269	2%
Retail, consumer goods	7,335	10%
Other	7,169	10%
Energy	9,528	13%
Property	4,560	6%
Heavy industry	4,017	5.5%
Information technology	1,852	2%
Marine transport	4,906	7%
Media, publishing	1,773	2%
Healthcare, pharmaceuticals	1,077	1%
Public sector, non-traded services	5,447	7.5%
Telecoms	3,097	4%
Tourism, hotels, catering	2,584	3%
Traded services (utilities)	628	1%
Total	**74,169**	

Source: Risk outstandings database
Scope: gross on-balance sheet outstandings of loans to industrial and commercial company clients (excluding operations with banks) by Crédit Lyonnais Investment and Corporate Banking and Crédit Agricole Indosuez

The whole energy industry which, in its broadest sense, includes both upstream and downstream sectors, production and trading, still accounts for a major position with 13% of gross on-balance sheet outstandings as defined above. The determined policy implemented in 2003 has led however to exposure to this industry being reduced sharply (25.3% drop in Crédit Lyonnais outstandings compared with end December 2002), the client base being diversified and the business portfolio gradually refocused with a view to optimising it on Basle II criteria:

- First in geographic terms, with a sharp reduction in outstandings in the United States with a view to rebalancing in other parts of the world.
- Second, in sector terms, with the importance of the electricity and natural gas sector having been reduced in favour of the oil and gas production and processing sector, which is less risky and profitable.

The retailing sector has a relative weighting of 10% and includes major retailing groups. Applying concentration limits to them helps monitor risk developments closely.

Crédit Agricole group relationships with the local authority sector put this sector in fourth place with 7.5%.

Other sectors are below 7%. Among these sectors, telecoms, aerospace and hotels are sensitive to the economic cycle and are monitored closely.

Financing operations in the aerospace sector are to a large extent secured by export credit agencies and net outstandings are helped to a great degree by aeroplane guarantees.

As set out in the telecom sector credit policy, 2003 saw a general improvement in the quality of telecommunication and cable operators. Consolidation of operating positions and cleaning up of balance sheets has made it easier for operators to gain access to financial markets.

The telecom sector has continued to monitor its portfolio closely and has retained a cautious and selective approach to new transactions, with a view to profitability and maximised return on assets.

Crédit Agricole S.A. investment and corporate banking division gross off-balance sheet outstandings by industrial and commercial sector

Off-balance sheet outstandings (in millions of euros)	Outstandings at 31/12/03	en% of total
Aerospace	2,212	3%
Food	2,890	3.5%
Insurance	3,879	5%
Automotive	6,185	8%
Other non-bank financials	6,876	8%
Other industry	3,707	4.5%
Other transport	1,794	2%
Pulp, paper, packaging	656	1%
Construction	3,299	4%
Retail, consumer goods	6,376	8%
Other	3,481	4%
Energy	10,605	13%
Property	3,095	4%
Heavy industry	5,796	7%
Information technology	3,314	4%
Marine transport	1,237	1.5%
Media, publishing	1,924	2%
Healthcare, pharmaceuticals	2,326	3%
Public sector, non-traded services	4,165	5%
Telecoms	3,824	5%
Tourism, hotels, catering	1,275	1.5%
Traded services (utilities)	2,594	3%
Total	**81,510**	

Source: Risk outstandings database

Scope: gross off-balance sheet outstandings of loans to industrial and commercial company clients (excluding operations with banks) by Crédit Lyonnais Investment and Corporate Banking and Crédit Agricole Indosuez

These risks mainly include technical deposits (submission, completion, instalment payments), loan documents, undrawn parts of confirmed loans, back-up lines, stand-by letters of credit and repurchase agreements.

In terms of total outstandings (on and off-balance sheet), the ten leading business sectors, apart from miscellaneous, account for € 99.5 billion or 64% of the total € 155.7 billion outstanding:

· Energy	13%
· Retailing and consumer goods	9%
· Heavy industry	6%
· Public sector & local authorities	6%
· Other non-bank financials	6%
· Automotive	5%
· Property	5%
· Aerospace	5%
· Telecommunications	4%
· Food	4%

Other sectors have a weighting of 4% or less. Apart from the two leading industrial and commercial sectors therefore, the outstandings are generally well diversified.

Crédit Agricole Regional Banks gross on-balance sheet outstandings by economic sector

Gross outstandings (in millions of euros)	Outstandings at 31/12/03	en% of total
Individuals	110,257	49.4%
Aerospace	18	0%
Agriculture	29,017	13%
Food	2,648	1.2%
Insurance	364	0.2%
Automotive	864	0.4%
Banking	232	0.1%
Capital goods	1,543	0.7%
Pulp & paper	513	0.2%
Chemicals & pharmaceuticals	1,059	0.5%
Construction	2,994	1.3%
Retailing	12,756	5.7%
Other	12,037	5.4%
Energy & infrastructure	442	0.2%
Hotels	3,330	1.5%
Property	9,472	4.2%
Media	653	0.3%
Metals & mines	704	0.3%
Healthcare	2,409	1.1%
Public sector	20,051	9%
Corporate services	8,959	4%
Financials	1,309	0.6%
Telecoms & IT	223	0.1%
Transport	1,450	0,6%
Total	**223,306**	

Source: Management data (core Regional Bank loans).
Economic sectors used are groupings of NAF codes (French business classifications).
Scope: gross on-balance sheet outstandings from Regional Bank customer and leasing operations.

With nearly half (49.4%) of the loans outstanding financing individuals (for homes and consumption), this client base accounts for the largest proportion of Regional Banks' operations. Agriculture is in second place with 13% of total outstandings. Because of the size of local authority financing, the public sector is also responsible for a large proportion, accounting for 9% of Regional Banks' gross on-balance sheet outstandings.

Apart from these three sectors, the structure of operations with customers is generally diversified below the 6% level.

Provisioning and risk coverage policy

Cover against the risk of losses is based on two kinds of provisioning:

- Specific provisions intended to cover likely losses on bad loans.
- General provisions aimed at providing cover beyond specific risks, risks inherent in the banking business in some regions or business sectors. This is particularly the case for country risk provisions and general provisions in the United States.

The provisioning policy applies to all bad loans:

- Either after an individual review of the counterparty's situation and sureties offered to the bank, and depending on various forecast scenarios for 'professional', 'corporate' and other major customer groups.
- Or, for individuals, statistically using methodologies based on periodically reassessed estimated recovery and loss rates.

These principles have also been applied as part of the merger with Crédit Lyonnais. The largest common sensitive clients have been subject to harmonisation of exposure management policies and possible provisioning. All proposals are validated by the appropriate decision-making bodies.

Total doubtful loans (interbank loans and on-balance sheet clients) amount to € 18.6 billion, of which € 9.6 billion is compromised doubtful loans. These consist of non-performing loans and outstandings which the Group does not expect to be able to recover. Doubtful outstandings account for 3.8% of gross Group outstandings and are 66.7% covered by provisions. This ratio includes provisions on top of general provisions, particularly in North America. The cover rate for outstandings that are not broken down includes in particular a € 303 million provision for restructured loans in emerging markets.

The table below shows the break down by region:

- Of doubtful loans – compromised and non-compromised – as a proportion of total outstandings for each region.
- Of the cover rate for total doubtful and compromised loans by provisions.

Crédit Agricole group doubtful loans, including compromised loans and provisions, by region

Outstandings at 31 December 2003 (in millions of euros)	Gross outstandings	Doubtful loans (1)	Compromised doubtful loans	Provisions for doubtful loans	Provisions for compromised doubtful loans	Cover rate
Outstandings by region	**426,616**	**15,438**	**7,489**	**9,558**	**5,173**	**62%**
Crédit Lyonnais	85,867	4,507	2,119	2,695	1,447	
France	324,683	11,219	5,513	7,340	3,935	65%
Crédit Lyonnais	57,456	2,445	1,317	1,796	1,003	
European Economic Area (Ex France)	51,797	1,040	444	569	337	55%
Crédit Lyonnais	9,059	425	104	212	104	
Other Europe	7,652	335	207	285	177	85%
Crédit Lyonnais	1,723	37	22	37	23	
North America	13,392	1,389	488	487	219	35%
Crédit Lyonnais	8,481	1,013	387	359	173	
Central & South America	5,343	451	119	310	78	69%
Crédit Lyonnais	1,563	199	76	109	42	
Africa & Middle East	10,263	557	359	314	227	56%
Crédit Lyonnais	3,454	170	65	72	34	
Asia and Oceania (Ex Japon)	8,245	419	332	252	200	60%
Crédit Lyonnais	2,926	190	120	109	67	
Japan	5,241	28	27	1	–	4%
Crédit Lyonnais	1,205	27	27	–	–	
Outstandings not broken down	**64,581**	**3,131**	**2,098**	**2,834**	**1,894**	**91%**
Crédit Lyonnais	52,223	797	558	675	365	
Leasing, factoring & related	19,344	649	253	335	153	52%
Crédit Lyonnais	11,027	367	253	215	153	
Other outstandings not broken down (2)	40,656	430	305	464 (3)	211	108%
Crédit Lyonnais	40,656	430	305	465	212	
Related receivables	4,581	2,052	1,540	2,035	1,530	99%
Crédit Lyonnais	540	0	–	0	–	
Total outstandings	**491,197**	**18,569**	**5,251**	**12,392**	**7,067**	**67%**
Crédit Lyonnais	138,090	5,304	2,677	3,370	1,811	63%

Source: Partly from management figures
(1) New regulations relating to accounting treatment of credit risk.
(2) Including Crédit Lyonnais repurchase agreements.
(3) Including € 303 million of provisions against restructured receivables in emerging markets. This provisioning takes the cover rate above 100%.

Appendix to the management report

The table below similarly shows the break down of doubtful loans, including compromised loans and rate of cover by provisions, by economic agent.

Crédit Agricole group doubtful loans, compromised and uncompromised, by economic agent

Outstandings at 31 December 2003 (in millions of euros)	Gross outstandings	Doubtful loans (1)	Compromised doubtful loans	Provisions for doubtful loans	Provisions for compromised doubtful loans	Cover rate (provisions/ doubtful loans)
Outstandings by economic agent	**430,657**	**17,490**	**9,029**	**11,592**	**6,702**	**66%**
Crédit Lyonnais	**85,867**	**4,507**	**2,119**	**2,695**	**1,446**	
Government and public authorities	**26,555**	**117**	**82**	**66**	**58**	**56%**
Crédit Lyonnais	1,945	16	1	0	-	
Financial institutions	**72,233**	**416**	**196**	**329**	**152**	**79%**
Crédit Lyonnais	10,348	108	58	57	19	
Individuals and professionals	**185,325**	**7,086**	**3,939**	**4,894**	**2,832**	**69%**
Crédit Lyonnais (2)	36,714	1,045	539	653	281	
Farmers	**33,881**	**1,828**	**908**	**1,179**	**704**	**64%**
Crédit Lyonnais	0	0	-	0	-	
Corporations & other economic agents (inc insurance)	**111,663**	**8,043**	**3,904**	**5,124**	**2,956**	**64%**
Crédit Lyonnais	36,860	3,338	1,521	1,985	1,146	
Outstandings not broken down	**60,540**	**1,079**	**558**	**800**	**365**	**74%**
Crédit Lyonnais	**52,223**	**797**	**558**	**675**	**365**	
Leasing, factoring	**19,344**	**649**	**253**	**335**	**153**	**52%**
Crédit Lyonnais	11,027	367	253	215	153	
Values not broken down (2)	**41,196**	**430**	**305**	**465 (3)**	**212**	**108% (3)**
Crédit Lyonnais	41,196	430	305	465	212	
Total	**491,197**	**18,569**	**9,587**	**12,392**	**7,067**	**67%**
Crédit Lyonnais	**138,090**	**5,304**	**2,677**	**3,370**	**1,811**	**63%**

Source: Partly from management figures
(1) New regulations relating to accounting treatment of credit risk.
(2) Including Crédit Lyonnais repurchase agreements.
(3) Including € 303 million of provisions against restructured receivables in emerging markets at end December 2003. This provisioning takes the cover rate above 100%.

Market risk

Crédit Agricole S.A. group's market risk control is based on a structured system which includes an independent organisation, monitoring and consolidation procedures, identification methodologies and risk measurement.

Scope

The system covers all market risk generated by the markets businesses. It mainly involves arbitrage activities and directional position taking by the markets subsidiaries of Crédit Agricole Indosuez and Crédit Lyonnais. The investment portfolios of the financial departments are monitored separately. In concrete terms, market risk materialises through the risk of a change in subsidiary earnings because of one or more financial influences: interest rates, securities prices, exchange rates, specific yield on a bond issue, commodity and precious metal prices, and correlation between markets.

Regional Banks make little use of market operations. In 2003, only two of the 44 Regional Banks stated their capital adequacy ratio under CAD regulations. About € 10 million of equity is required for market risk.

Organisation

Local and central system

A new organisation structure was set up in 2003 to replace Crédit Agricole S.A. and Crédit Lyonnais' previous operating system. Crédit Agricole S.A. group market risk management is now built on two separate but complementary levels: a central level for coordination and aggregation, and a local level where the business is carried out.

- At the central level, the Group risk department is responsible for overall control of all Crédit Agricole S.A. group market risk. Its core role is to inform and warn senior management. Centralised monitoring is based on reports sent by subsidiaries' risk control units. These figures are then adjusted (historisation, aggregation, analysis) to produce summary information. Similar summaries are supplied as part of the internal control report. This report is sent to the Group's internal control director who presents it to Crédit Agricole S.A.'s board of directors every six months.
- At the local level, the subsidiary's risk department is the operating arm of the Group risk department. It is that department's responsibility to apply the first-level control of market risk taken on by its businesses. At Crédit Agricole Indosuez and Crédit Lyonnais, the risk department

operates through decentralised teams of risk controllers, generally located abroad.

Decision-making committees and risk monitoring

Three bodies are involved in market risk management.

The Group risk committee, chaired by Crédit Agricole S.A.'s managing director, examines market conditions and risks borne on a quarterly basis. The use of limits, whether they are exceeded and significant incidents are reviewed and net banking income analysed with a view to the risk taken on. This committee approves overall limits framing market risk at each entity when their strategic risks are presented and makes the main choices with respect to risk control.

The market risk committee meets bi-monthly and is chaired by the Group risk director. This body brings together the directors of Crédit Agricole Indosuez and Crédit Lyonnais' market businesses and the risk managers responsible for given businesses. The committee reviews the central group's positions and earnings in its markets businesses, and ensures that each entity complies with its assigned limits. The committee makes decisions about individual requests to revise limits.

The standards and methodologies committee meets monthly and is chaired by the Group risk director. It is responsible in particular for approving the publication of standards and methodologies for identifying and measuring market risk within the Crédit Agricole S.A. group.

Market risk measurement and calculation methodology

The calculation of market risk is based on a combination of several indicators which serve to establish overall or specific limits. These indicators can be aggregated into three main groups: Value at Risk, stress scenarios and complementary indicators.

- The central feature of the market risk measurement system is Value at Risk (VaR). This can be defined as the maximum theoretical loss which a portfolio may suffer in the event of unfavourable moves in market parameters over a given time horizon and at a given confidence interval. Crédit Agricole S.A. group uses a 99% confidence interval and a time horizon of one day, based on a data set of one or five years, depending on the businesses involved. So-called 'back-testing' (comparison between daily results and the previous day's theoretical VaR) helps confirm the suitability of this methodology.

Different methodologies are used (historic VaR, parametric VaR, Monte Carlo VaR) which depend on the risk factors or businesses involved. The two main contributors to Group market risk (CAI and Crédit Lyonnais Investment and Corporate Banking) continue to use their own methodologies for a transitional period until the activities and information systems are merged. Risk measurement systems will be made uniform as the businesses transfer to a single information system in 2004.

Crédit Agricole Indosuez uses the following systems:

- Parametric VaR on linear interest rate and exchange rate products.
- Historic VaR on interest rate and exchange rate options.
- A specific VaR method on shares, bond positions, credit derivatives and commodities.

Crédit Lyonnais uses the following systems:

- Historic VaR is used on various portfolios: exchange rate options, bond markets and interest rate derivatives, market business credit products, equities and equity derivatives.
- Parametric VaR is applied to linear interest rate and exchange rate products.
- Monte Carlo VaR is used for commodities and their derivatives.

The system for calculating VaR introduced by Crédit Lyonnais has been certified by the Banking Commission for most of its market activities. Crédit Agricole S.A. group has approved a project aimed at extending these principles to the new group consisting of the Crédit Agricole Indosuez and Crédit Lyonnais entities.

- The second quantitative feature is stress scenarios. This supplements the VaR measurement, which does not make it possible to assess fully the impact of market crises. These stress scenario calculations simulate extreme market conditions (likely shocks adjusted according to economic trends) or crises observed in the past (1987 stock market crash, 1990 Gulf War, 1994 Mexican crisis, 1985 Plaza accords, 1997 Asian crisis). These two complementary approaches using hypothetical and historic scenarios have been defined for all central group market activities and have been in daily use since June 2003. The situations used by these two systems are quite similar although differences are observable in the intensity of individual shocks and the frequency of calculations. Here too, the sum of the figures produced by each entity do not necessarily give suitable information. Uniform application of these two methods will be introduced in 2004.

Finally, a collection of complementary indicators forms the third feature of the quantitative system for calculating risk. This is a collection of measurements (by sensitivity, nominal amounts, outstandings, maturities) which help ensure consistency between global limits and operational limits used by front office operators. These limits also help set a framework for risks which would not be adequately captured by VaR measurements. Various warning procedures are also in place. These are triggered in particular when the 80% threshold is reached for a specific limit or when the same level is crossed for a global loss limit or a global limit expressed in Value at Risk terms. Subsidiaries' market risk

control units also have to inform the Group risk department as soon as possible when a major event involving the use of limits or market trends is identified.

Crédit Agricole S.A. group exposure to market risk

Value at Risk measurement

Each value below is a VaR relative to a specific risk area or business, calculated according to the methodologies outlined above. Crédit Agricole Indosuez and other subsidiaries forming the central group before the addition of Crédit Lyonnais broke down risks by individual risk factor, the sum of which represented global central group risk. This approach does not reflect the benefit of possible negative correlation between risk factors and produces an exaggerated, if very conservative, image of market risk really borne. Crédit Lyonnais analyses market risk as a function of the various businesses which produce it, since some may have an impact on a number of individual risk areas at the same time. The benefit of possible offset between businesses and risk sources is captured by Crédit Lyonnais' measurement system.

Crédit Agricole Indosuez (breakdown by risk)

	1 January - 31 December 2003			31 December 2003
(in millions of euros)	Minimum	Maximum	Average	
Interest rate risk	7.7	17.1	9.8	9.3
'Issuer spread' risk	10.5	17.8	13.5	13.6
Firm exchange rate position risk	0.2	2.0	0.8	1.3
Exchange rate options risk	0.7	2.5	1.8	2.2
Equity and equity derivatives risk	5.7	13.1	10.1	13.1
Commodities risk	0.5	1.2	0.8	0.7

Crédit Lyonnais (breakdown by business)

	1 January - 31 December 2003			31 December 2003
(in millions of euros)	Minimum	Maximum	Average	
Linear interest rate & exchange rate portfolios	1.9	7.8	4.2	2.4
Bond & interest rate derivatives portfolios	4.0	14.8	7.8	6.6
Credit market portfolios	2.0	14.8	5.8	3.4
Exchange rate options portfolios	0.4	3.4	1.1	0.9
Equity portfolios	4.9	18.1	8.9	8.6
Commodities portfolios	0.7	2.1	1.2	1.4

Crédit Agricole S.A. group (breakdown by risk)

The table below is generated by breaking down the two previous tables and adding residual market risk from several other Crédit Agricole S.A. subsidiaries. The line by line valuation of market risk this gave at 31 December 2003 tends to amplify the Crédit Agricole S.A. group's real exposure because of the offsets between positions that are not taken into account and the methodology differences noted. After applying the necessary corrections, total Group VaR comes out at € 44 million, allowing for correlations between risk factors within Group companies. Of this, € 39 million is for Crédit Agricole Indosuez and Crédit Lyonnais alone.

	1 January - 31 December 2003			31 December 2003
(in millions of euros)	Minimum	Maximum	Average	
Interest rate risk	17.5	32.3	22.1	18.9
Issuer spread risk	20.3	32.9	24.9	21.9
Firm exchange rate position risk	0.5	2.7	1.4	1.6
Exchange rate options risk	1.8	3.9	2.9	3.1
Equity & equity derivatives risk	14.0	29.2	19.5	21.7
Commodities risk	1.6	2.3	1.9	2.1

Measurement by stress scenarios

Crédit Agricole Indosuez

For linear interest rate-exchange rate positions, the 1994 bond market crisis was the most unfavourable stress scenario at 31 December 2003, generating a loss of € 13.2 million. In 2003 the most damaging scenario was seen on 14 March 2003, still based on a simulation of the 1994 bond market crisis. The maximum loss on that date was valued at € 36.23 million.

For equities, the most unfavourable stress scenario at 31 December 2003 was called 'general risk'. Valued at a loss of € 26.9 million, this was also the highest level in 2003.

Crédit Lyonnais

The most significant overall stress scenario at end 2003 across all businesses was the one called 'expectation of economic recovery', generating a loss of €3 million on 19 December 2003. The maximum loss over the period was €44.7 million on 11 July 2003, based on the same crisis assumptions.

Operational risk

As part of the Basle II solvency ratio reforms, the Group has set up a qualitative and quantitative system to cope with all operational risk. The main risks are fraud, money laundering, unsuitability or lack of compliance with product and service distribution or processing procedures, information system failure and unexpected business interruption.

This system brings together current best practice at:

- Crédit Agricole (experimentation in 2002 at a Regional Bank and introduction from beginning 2003 in three other Regional Banks, Sofinco and CAI London).
- Crédit Lyonnais (roll out of mapping and loss gathering completed in most Group entities at beginning of 2003).

This makes it possible to grade risks (mapping) and manage them (action plans) by first making the processes in each business uniform.

In quantitative terms, this system also calls for the gradual spread of operational risk cost measurement across Crédit Agricole group companies.

This convergence of existing best practice has been accompanied by the creation of an operational risk department within the Group risk department. Its roles, confirmed in autumn 2003, will be rolled out across Crédit Agricole S.A. and its subsidiaries in 2004.

At this stage, the risk mapping that has been completed has confirmed the importance of risks related to:

- New relationships and making methods of payment available.
- Internal and external fraud.
- Inadequate compliance with regulatory obligations and commercial good practice.
- Credit businesses.
- Unexpected business interruption.

In these areas, the entities concerned have already launched action plans aimed at:

- Strengthening measures to detect and prevent fraudulent activities.
- Improving monitoring of compliance with regulatory requirements.
- Rationalising control measures for before and after making loans to individuals.
- Updating business continuity plans.

Roll-out of the system to the rest of the Group began in autumn 2003 (in 13 Regional Banks, Finaref, Predica and Ucabail). It will continue in 2004, both in Regional Banks and in businesses operated by Crédit Agricole S.A.'s main subsidiaries (investment & corporate banking, specialist financial services, asset management, insurance and private banking). The target is for the system to be accredited in 2007 to the criteria required by regulators for the advanced approach.

Other risks

The accounting function may also be a source of financial and image risk. In the finance business line, the accounting function is itself organised by functional business line, in keeping with the principle of decentralising to accounting departments attached to operational departments.

The quality of financial information is ensured for each of the companies in the basis of consolidation and for the Group itself by a process which includes:

- An information system producing an audit trail.
- Compatible accounting principles and systems for each business area and applicable to all Group entities.
- A single reference point for establishing consolidated accounts.
- Book-keeping, security, storage and control procedures.

The accounting and regulatory information system forms a whole consisting of complementary features making possible a vertical audit trail, both up and down. The security and sustainability of the information system are checked when any new module is brought into service. At Crédit Agricole S.A., there is also an annual review of information system security.

The main accounting principles applicable to the Group are prepared by Crédit Agricole S.A., under the direction of the auditor, and then distributed to the whole Group. Departments responsible for defining them and rolling them out in terms of reference points and charts of accounts are members of the bodies which study and produce standards for the accounting profession in France and Europe.

The system for checking accounting figures is structured as a single process with a number of degrees. At Crédit Agricole

S.A., this process includes in particular daily checks, monthly reviews, one-off audits, reporting by decentralised accounting units and the monitoring of indicators from a population of accounts identified as sensitive.

The accounts of companies included in the basis of consolidation are prepared in line with a process reflecting the same requirements and are subject to additional checks at a central point before they are consolidated into Crédit Agricole S.A. group accounts. The Regional Banks' accounts are also subject to approval by Crédit Agricole S.A. in its role as central body. The consolidated accounts that result from this are subject to checks and reviews for consistency.

Accounting quality control is supplemented by the involvement of the general audit and inspection department, the auditors and the regulators.

Insurance and risk cover

In line with the strategy established in 2002 – harmonisation of the policy of transferring to the insurance market risks relating to goods and persons; and the introduction of an insurance policy which varies by business in terms of civil professional liability and fraud – Crédit Agricole S.A. has strengthened its operational risk cover system following the takeover of Crédit Lyonnais S.A.

Since 19 June 2003 – when Crédit Lyonnais S.A. shares were paid for and delivered – a civil liability insurance policy for corporate executives has been taken out with Axa, HCC and XL Winterthur. The amount of the guarantee has virtually doubled compared with 2002 to reflect the wider basis of consolidation and the phase of merging entities.

In terms of guarantees for damage to operating property (property and IT equipment), two changes have been made to the guarantee programme by involving a Crédit Agricole S.A. captive reinsurance company for traffic risks and by taking out a specific guarantee line to cover third-party recourse on property used in the Ile-de-France whose situation exposes it potentially to this significant risk. The programme has been placed with the Anglo-Saxon insurance companies Ace and Chubb. The ceilings on the guarantees are €370 million for business equipment and €90 million for third-party liability. The captive company's involvement is limited to €3 million.

To allow for possible aggravation of risks when entities' operations merge and to avoid the risk of disputes with the insurers in terms of liability for potential claims involving the merged entities' professional responsibility, a single civil professional liability policy for the merged entities was brought forward to 1 December 2003, rather than the contractual terms of the existing policies. The main insurers for this programme are Axa and AIG.

Insurance programmes for civil operating liability and banking business loss have also been placed with Zurich and Gan Eurocourtage respectively, based on single agreements for all entities and with an increase in the capital guaranteed.

Finally, work is under way to establish a harmonised policy on fraud policies and 'all value risks' by 1 March 2004. The gradual involvement of Crédit Agricole S.A.'s captive reinsurance company will help provide adequate responses to the needs of medium-sized subsidiaries. This follows the policy of increasing retention levels for Crédit Agricole S.A.'s various insurance programmes.

Consolidated financial statements

Crédit Agricole group consolidated pro forma balance sheets

for the years ended 31 December 2003, 2002 and 2001

Assets (in millions of euros)	Notes	31/12/2003 Pro forma	31/12/2002 Pro forma	31/12/2001 Pro forma
Cash, money market and interbank items		**177,418**	**181,130**	**139,025**
Cash, due from central banks and French postal system		15,771	17,228	10,842
Treasury bills and similar items	5, 5.1, 5.2 & 5.3	67,000	63,553	45,857
Due from banks	3	94,647	100,349	82,326
Customer-related items	4, 4.1, 4.2 & 4.3	**370,895**	**356,073**	**349,778**
Lease financing	4, 4.1, 4.2 & 4.3	**13,263**	**12,842**	**10,834**
Securities		**93,089**	**90,301**	**86,936**
Bonds and other fixed-income securities	5, 5.1, 5.2 & 5.3	56,417	50,295	48,962
Shares and other variable-income securities	5 & 5.1	36,672	40,006	37,974
Insurance companies' investments	38.1	**127,509**	**115,081**	**106,919**
Reinsurers' share in technical reserves	38.3	**416**	**219**	**161**
Investments, bank premises and equipment		**17,866**	**17,407**	**18,101**
Investments in non-consolidated affiliates and other long-term securities	6, 6.1 & 9	3,581	3,541	3,884
Investments in equity affiliates	7	4,523	4,267	4,216
Intangible assets, bank premises and equipment	8 & 9	9,762	9,599	10,001
Goodwill	12	**9,983**	**8,739**	**9,330**
Other assets, sundry accounts and prepaid expenses		**64,855**	**50,834**	**53,501**
Other assets	10	45,623	33,858	30,350
Other assets related to insurance activities	38.2	879	663	532
Sundry accounts and prepaid expenses	10	18,353	16,313	22,619
Total assets		**875,294**	**832,626**	**774,585**

Liabilities and shareholders'equity (in millions of euros)	Notes	31/12/2003 Pro forma	31/12/2002 Pro forma	31/12/2001 Pro forma
Money market and interbank items		**127,031**	**143,076**	**124,755**
Due to central banks and current accounts with French postal system		291	118	118
Due to banks	13	126,740	142,958	124,637
Customer-related items	14, 14.1 & 14.2	**366,960**	**348,954**	**341,076**
Special savings schemes		183,110	169,929	163,674
Other accounts		183,850	179,025	177,402
Debts represented by a security	15 & 15.1	**101,332**	**97,227**	**89,501**
Insurance companies' technical reserves	38.3	**123,491**	**111,949**	**103,362**
Other liabilities, sundry accounts and unearned income		**85,016**	**68,861**	**55,818**
Other liabilities	16	62,199	47,325	37,134
Other liabilities related to insurance activities	38.4	886	574	513
Sundry accounts and unearned income	16	21,931	20,962	18,171
Reserves and subordinated debt		**24,348**	**21,371**	**20,688**
General risks and liabilities reserves	17	6,827	6,442	7,721
Mutual security deposits		31	21	12
Subordinated debt	19	17,490	14,908	12,955
Fund for general banking risks	18	**4,559**	**4,760**	**4,592**
Minority interests		**4,062**	**1,963**	**1,697**
Shareholders'equity (excl. FGBR)		**38,495**	**34,465**	**33,096**
Share capital		5,826	5,484	5,543
Additional paid-in capital		9,448	8,413	8,818
Investment grants		129	122	113
Consolidated reserves and retained earnings		20,335	17,941	17,299
Net income for the year		2,757	2,505	1,323
Total liabilities and shareholder's equity		**875,294**	**832,626**	**774,585**

Crédit Agricole group consolidated pro forma statements of off-balance sheet items for the years ended 31 December 2003, 2002 and 2001

(in millions of euros)	Notes	31/12/2003 Pro forma	31/12/2002 Pro forma	31/12/2001 Pro forma
Guarantees and commitments given		**207,979**	**207,797**	**190,893**
Financing commitments given	23	138,667	125,731	122,846
Banks and financial institutions		9,167	12,433	7,548
Customers		129,500	113,298	115,298
Guarantees given	23	64,598	77,553	62,966
Banks and financial institutions		15,651	11,939	15,427
Customers (1)		48,947	65,614	47,539
Guarantees given by insurance companies		955	906	857
Commitments on securities	23	3,759	3,607	4,224
Securities bought with repurchase option		11	1	6
Other commitments		3,748	3,606	4,218
Guarantees and commitments received		**84,069**	**85,097**	**80,453**
Financing commitments received	23	5,384	14,082	7,505
Banks and financial institutions		4,253	10,402	6,886
Customers		1,131	3,680	619
Guarantees received	23	55,716	55,922	57,882
Banks and financial institutions		18,203	15,857	17,400
Customers (1)		37,513	40,065	40,482
Guarantees received from insurance companies		17,296	9,675	9,407
Commitments on securities	23	5,673	5,418	5,659
Securities sold with repurchase option		15		73
Other commitments		5,658	5,418	5,586

(1) At 31 December 2002, these commitments include the guarantee given by Crédit Agricole Indosuez and the counter-guarantee received from the Regional Banks within the framework of the public cash and exchange offer for the capital of Crédit Lyonnais issued on 16 December 2002

Off-balance sheet commitments - other information

Foreign exchange transactions and amounts payable in foreign currencies : Note 23.1

Securitisation transactions and special purpose vehicles : Note 23.2

Financial futures transactions and other forward agreements : Notes 24, 24.1 and 24.2

Crédit Agricole group pro forma consolidated income statement

for the years ended 31 December 2003, 2002 and 2001

(in millions of euros)	Notes	31/12/2003 Pro forma	31/12/2002 Pro forma	31/12/2001 Pro forma
Net interest and similar income				
Interest receivable and similar income	25 & 26	31,009	40,089	40,465
Interest payable and similar expense	25 & 26	(21,425)	(31,133)	(32,266)
Income from variable-income securities	26	271	241	339
Net commission and fee income [1]	27	6,144	5,808	6,223
Net income from financial transactions				
Net gains (losses) income from trading transactions	29	3,922	3,523	4,222
Net gains (losses) on held for sale securities	30	417	374	906
Other net banking income		874	1,266	511
Gross margin on insurance activities [1]	38.5	2,599	1,812	2,045
Net income from other activities		75	80	111
Net banking income		**23,886**	**22,060**	**22,556**
Operating expenses	31	(14,620)	(14,287)	(14,397)
Personnel costs	31.1 & 31.2	(8,755)	(8,520)	(8,654)
Other operating expenses	31.3	(5,865)	(5,767)	(5,743)
Depreciation and amortisation		(972)	(990)	(1,073)
Gross operating income		**8,294**	**6,783**	**7,086**
Risk-related costs	32	(2,007)	(1,359)	(2,031)
Net operating income		**6,287**	**5,424**	**5,055**
Share of net income (losses) of equity affiliates	35	219	6	286
Net income (loss) on fixed assets	33	(101)	(144)	122
Net ordinary income (before tax)		**6,405**	**5,286**	**5,463**
Integration-related costs	39	(513)		
Net extraordinary items	36	(151)	(286)	(117)
Corporate income tax	34	(1,963)	(1,540)	(1,545)
Amortisation of goodwill		(926)	(654)	(653)
Net allowance to the fund for general banking risks		207	(171)	(1 615)
Net income before minority interests		**3,059**	**2,635**	**1,533**
Minority interests		302	130	210
Net income-Group share		**2,757**	**2,505**	**1,323**

(1) In 2003, there was a change in the method of accounting for intra-group transactions relating to the life insurance business. For comparability, the 2002 figures for net commission and fee income and gross margin on insurance activities should be restated as follows:

Net commission and fee income:	5,409
Gross margin on insurance activities [1]:	2,211

Pro forma consolidated financial statements

Rules governing the preparation of the pro forma consolidated financial statements for the Credit Agricole group

1 • Scope of the pro forma consolidated financial statements

Crédit Agricole acquired 97.45% of Crédit Lyonnais on 19 June 2003. Crédit Lyonnais is therefore included in the Crédit Agricole Group's consolidated financial statements at 31 December 2003 using the methods described in Note 1.2. The pro forma consolidated financial statements have been drawn up to reflect assets, liabilities and results as if Crédit Agricole had acquired 97.45% of Crédit Lyonnais on 1 January 2001.

As regards the acquisition of Finaref, there were a number of material changes in the Finaref Group's equity interests and scope of consolidation during 2002. For technical reasons, therefore, Crédit Agricole group is unable to prepare pro forma financial statements for the Finaref Group.

2 • Accounting principles

As a general rule, the accounting principles and methods used to prepare the pro forma consolidated financial statements are identical to those used to prepare the published consolidated financial statements at each year end.

Any changes in accounting principles are applied in the pro forma financial statements on the same dates as in the published financial statements.

The scope of consolidation includes the subsidiaries and equity interests consolidated by Crédit Agricole and Crédit Lyonnais SA at each year-end. The Crédit Lyonnais group is fully consolidated.

The carrying value of Crédit Lyonnais shares acquired by Crédit Agricole is identical to that recorded in the published consolidated financial statements. It includes acquisition-related expenses and the transfer value of the Crédit Lyonnais shares held by Banca Intesa.

Goodwill is calculated on a 'notional' basis at 1 January 2001 by deducting the theoretical amortisation accrued since that date from the actual goodwill booked on 31 December 2003. The instruments used to finance the acquisition are identical to those existing at 19 June 2003, for an amount equal to the difference between the acquisition value of Crédit Lyonnais shares and the value of Crédit Agricole S.A. shares issued in exchange on 30 June 2003. They comprise € 2.2 billion in perpetual subordinated notes, € 0.43 billion in preferred shares and € 9.23 billion in cash. The overall cost of funding is approximately 3.85%.

Note 3 • Due from banks: analysis by maturity date

(in millions of euros)	31/12/03 Pro forma ≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest receivable	Total	31/12/02 Pro forma	31/12/01 Pro forma
Banks									
Loans and advances									
• Demand	19,844				19,844	8	**19,852**	21,451	22,669
• Time	6,249	5,074	4,547	1,703	17,573	145	**17,718**	22,202	34,942
Pledged securities	955	607	98	49	1,709	8	**1,717**	2,190	2,350
Securities purchased under repurchase agreements	38,677	13,237	3,014	45	54,973	46	**55,019**	54,501	22,412
Subordinated debt	29	52	63	531	675	1	**676**	461	378
Total	**65,754**	**18,970**	**7,722**	**2,328**	**94,774**	**208**	**94,982**	**100,805**	**82,751**
Provisions							(335)	(456)	(425)
Net book value							94,647	100,349	82,326

Note 4 • Customer-related items and lease financing: analysis by maturity date

(in millions of euros)	31/12/03 Pro forma ≤ 3 month	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest receivable	Total	31/12/02 Pro forma	31/12/01 Pro forma
Customer-related items									
Bills discounted	3,051	698	239	59	4,047	23	**4,070**	4,003	3,985
Other loans	62,598	49,014	127,890	110,267	349,769	4,010	**353,779**	340,881	333,688
Securities purchased under repurchase agreements	10,628	375			11,003	4	**11,007**	9,007	10,038
Current accounts in debit	13,667				13,667	151	**13,818**	13,998	14,910
Total	**89,944**	**50,087**	**128,129**	**110,326**	**378,486**	**4,188**	382,674	**367,889**	**362,621**
Provisions							(11,779)	(11,816)	(12,843)
Net book value							370,895	356,073	349,778
Lease financing									
Property finance leases	269	384	1,987	2,463	5,103	9	**5,112**	4,891	4,397
Equipement leases, rental contracts with purchase option and similar transactions	1,021	1,876	4,736	620	8,253	176	**8,429**	8,306	6,724
Total	**1,290**	**2,260**	**6,723**	**3,083**	**13,356**	**185**	**13,541**	**13,197**	**11,121**
Provisions							(278)	(355)	(287)
Net book value							13,263	12,842	10,834
Total							**384,158**	**368,915**	**360,612**
Performing loans outstanding, restructured with non-market interest rate, within the framework of over-indebtedness Commissions decisions							960		
Discount or reserve of these loans outstanding							105		

Pro forma consolidated financial statements

Note 4.1 • Due from banks; customers-related items; lease financing: accounts by geographical area [1][3]

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma
France (including overseas departments and territories)	324,683	311,570
Other European Union countries	51,797	50,966
Rest of Europe	7,652	7,855
North America	13,392	22,089
Central and South America	5,343	6,179
Africa and Middle-East	10,263	9,665
Asia and Pacific (excluding Japan)	8,245	9,970
Japan	5,241	9,355
Other, aggregate [2]	40,656	30,958
Leasing and factoring [4]	19,344	18,276
Total gross value	**486,616**	**476,883**
Accrued interest	**4,581**	**5,008**
Provisions	**(12,392)**	**(12,627)**
Net book value	**478,805**	**469,264**

(1) Without reallocation, where guarantees or credit insurance give rise to a geographical shift of risk.
(2) Including delivered securities bought under repo agreements from Crédit Lyonnais
(3) Information not available at 31.12.2001
(4) Including accrued interest in 2002

Note 4.2 • Due from banks; customers-related items; lease financing: bad and doubtful accounts and provisions by geographical area[1][5]

	31/12/03 Pro forma					31/12/02 Pro forma		
(in millions of euros)	Gross	o/w doubtful accounts [2]	o/w bad accounts [2]	Provisions for doubtful accounts[2]	Provisions for bad accounts [2]	Gross	Bad and doubtful accounts	Provisions
France (including overseas departments and territories)	267,226	4,578	4,195	2,611	2,932	254,199	8,007	5,014
Other European Union countries	42,738	275	340	129	233	39,282	369	205
Rest of Europe	5,929	113	185	94	154	6,531	443	404
North America	4,911	275	101	82	46	9,762	366	133
Central and South America	3,780	209	43	165	35	4,395	327	225
Africa and Middle-East	6,809	93	294	49	193	6,711	484	239
Asia and Pacific (excluding Japan)	5,319	17	212	10	133	6,786	457	216
Japan	4,036	1		1		8,014		
Leasing and factoring (4)	19,344	396	253	182	153	8,120	294	231
Other, aggregate (3)	126,524	2,513	2,424	1,497	1,658	133,083	5,908	3,845
Total gross value	**486,616**	**8,470**	**8,047**	**4,820**	**5,537**	**476,883**	**16,655**	**10,512**
Accrued interest	**4,581**	**512**	**1,540**	**505**	**1,530**	**5,008**	**2,132**	**2,115**
Net book value	**491,197**	**8,982**	**9,587**	**5,325**	**7,067**	**481,891**	**18,787**	**12,627**

(1) Without reallocation where guarantees or credit insurance give rise to a geographical shift of risk.
(2) New regulation relating to the accounting treatment of credit risk applicable as of 01/01/2003
(3) Including delivered securities bought under repurchase agreements from Crédit Lyonnais
(4) Excluding Crédit Lyonnais Group but including accrued interest in 2002
(5) Information not available at 31.12.2001.

Note 4.3 • Due to banks; customers-related items; lease financing: analysis by customer type[4]

(in millions of euros)	31/12/03 Pro forma					31/12/02 Pro forma		
	Gross	o/w doubtful accounts (2)	o/w bad accounts (2)	Provisions for doubtful accounts(2)	Provisions for bad accounts (2)	Gross	Bad and doubtful accounts	Provisions
Central and local governments	24,610	20	81	8	58	22,307	120	63
Financial institutions	62,884	170	138	139	133	77,623	540	461
Individual and small business customers	148,611	2,641	3,400	1,690	2,551	131,479	4,930	3,343
Farmers	33,881	920	908	475	704	31,315	1,770	1,152
Corporates (including insurance companies) and others customers	74,803	2,322	2,383	1,334	1,810	77,319	5,225	3,532
Leasing and factoring (3)	19,344	396	253	182	153	8,120	294	231
Other, aggregate Crédit Lyonnais Group (2)	127,064	2,513	2,424	1,497	1,658	133,728	5,908	3,845
Total	**491,197**	**8,982**	**9,587**	**5,325**	**7,067**	**481,891**	**18,787**	**12,627**

(1) New regulation relating to the accounting treatment of credit risk
(2) Including delivered securities bought under repo agreements from Crédit Lyonnais
(3) Excluding Crédit Lyonnais Group at 31.12.2002
(4) Information not available at 31.12.2001

Note 5 • Securities: analysis by type

(in millions of euros)	31/12/03 Pro forma					31/12/02 Pro forma	31/12/01 Pro forma
	Trading securities	Available-for-sale securities	Portfolio securities	Held-to-maturity securities	Total		
Treasury bills and similar securities:	33,368	20,417		13,091	66,876	63,261	45,634
Accrued interest		106		298	404	367	350
Provisions		(224)		(56)	(280)	(75)	(127)
Net book value	33,368	20,299		13,333	67,000	63,553	45,857
Bonds and other fixed-income securities:	24,450	13,875		17,888	56,213	50,047	48,853
Accrued interest		119		386	505	554	504
Provisions		(192)		(109)	(301)	(306)	(395)
Net book value	24,450	13,802		18,165	56,417	50,295	48,962
Shares and other variable-income securities (1) :	19,518	14,213	3,712		37,443	40,787	38,416
Accrued income	2	1	19		22	50	24
Provisions		(196)	(597)		(793)	(831)	(466)
Net book value	19,520	14,018	3,134		36,672	40,006	37,974
Total net book value	**77,338**	**48,119**	**3,134**	**31,498**	**160,089**	**153,854**	**132,793**
Estimated fair value	77,329	49,147	3,527	32,376	162,379	155,045	132,769

(1) At 31 December 2003, Crédit Agricole S.A. held 14,935,794 own shares classified as 'Shares and other variable-income securities - trading securities' for a total of € 254,153,000. They have a nominal value of € 3 and their stockmarket price at 31 December 2003 was € 18.93.

No held-to-maturity securities were reclassified as available-for-sale securities during 2003 (€ 984 million in 2002 and € 219 million in 2001).

As part of the programme to acquire strategic shareholdings, certain securities already issued by the Group and matched against held- to-maturity securities have been reallocated to match these strategic investments.

Accordingly, in December 2002, Crédit Agricole S.A. reclassified € 973 million of held-to-maturity securities, included in the total €984 million held by the Group, as available-for-sale securities.

€870 million of trading securities were reclassified as available-for-sale securities during the year (€ 403 million in 2002 and € 18 million in 2001).

€31 million of available-for-sale securities were reclassified as held-to-maturity securities during 2003 (€ 11 million in 2002).

No portfolio securities were reclassified as available-for-sale securities during 2003 (€ 2 million in 2002 and € 6 million in 2001).

€ 492 million of held-to-maturity securities were sold before their maturity date during the year (€ 171 million in 2002 and € 99 million in 2001).

Premiums and discounts

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Trading securities (excluding Crédit Lyonnais)			
residual net premium	–	–	–
residual net discount	54	708	306
Held-to-maturity securities (1)			
residual net premium	49	–	22
residual net discount	–	76	–

(1) Excluding Credit Lyonnais for 2002 and 2001.

Note 5.1 • Breakdown of listed and unlisted securities between fixed-income and variable-income securities

(in millions of euros)	31/12/03 Pro forma				31/12/02 Pro forma				31/12/01 Pro forma			
	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total
Listed securities	33,413	26,012	11,241	70,666	31,132	24,889	13,649	69,670	32,807	20,349	16,879	70,035
Unlisted securities	5,941	11,386	12,525	29,852	5,598	6,437	13,047	25,082	7,079	5,142	12,746	24,967
Accrued income	392	308	16	716	411	269	16	696	415	279	16	710
Provisions	(156)	(5)	(580)	(741)	(197)	(2)	(587)	(786)	(258)	(2)	(313)	(573)
Net book value on Crédit Agricole' consolidated balance sheet (excluding Crédit Lyonnais)	**39,590**	**37,701**	**23,202**	**100,493**	**36,944**	**31,593**	**26,125**	**94,662**	**40,043**	**25,768**	**29,328**	**95,139**
Listed securities	13,389	27,626	12,146	53,161	9,183	30,010	12,693	51,886	4,767	19,042	7,409	31,218
Unlisted securities	3,325	1,578	1,319	6,222	4,026	1,852	1,154	7,032	4,063	976	1,229	6,268
Accrued income	113	95	5	213	142	98	34	274	89	71	8	168
Net book value on Crédit Lyonnais' balance sheet	**16,827**	**29,299**	**13,470**	**59,596**	**13,351**	**31,960**	**13,881**	**59,192**	**8,919**	**20,089**	**8,646**	**37,654**
Net book value	**56,417**	**67,000**	**36,672**	**160,089**	**50,295**	**63,553**	**40,006**	**153,854**	**48,962**	**45,857**	**37,974**	**132,793**

Breakdown of mutual funds by type:

(in millions of euros)	31/12/03 Pro forma		31/12/02 Pro forma		31/12/01 Pro forma	
	Book value	Cash-in value	Book value	Cash-in value	Book value	Cash-in value
Money market funds	4,874	5,109	5,842	6,125	4,621	4,847
Bond funds	2,886	3,572	2,631	2,847	1,821	2,006
Equity funds	1,313	1,388	1,289	1,241	1,667	1,803
Other funds	4,506	4,876	5,203	5,516	4,684	4,979
Total	**13,579**	**14,945**	**14,965**	**15,729**	**12,793**	**13,635**
o/w mutual funds under exclusive control	1,567	1,702	2,655	2,779	3,027	3,344

Breakdown of all mutual funds:

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
	Book value	Book value	Book value
Capitalisation mutual funds	10,611	10,984	8,802
· France	10,150	10,620	8,593
· Rest of world	461	364	209
Other mutual funds	2,968	3,981	3,991
Total	**13,579**	**14,965**	**12,793**

Note 5.2 • Treasury bills, bonds and other fixed-income securities: analysis by maturity date

(in millions of euros)

	31/12/03 Pro forma							31/12/02 Pro forma	31/12/01 Pro forma
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest receivable	Total		
Bonds and other fixed-income securities	11,705	9,715	18,864	15,928	56,212	505	56,717	50,601	49,357
Treasury bills and similar securities	17,756	16,838	21,642	10,641	66,877	404	67,281	63,628	45,984
Provisions							(581)	(381)	(522)
Net book value							**123,417**	**113,848**	**94,819**

Includes trading securities for which the notion of remaining term to maturity is not relevant

Note 5.3 • Treasury bills, bonds and other fixed-income securities: geographical analysis

(in millions of euros)

	31/12/03 Pro forma			31/12/02 Pro forma			31/12/01 Pro forma		
	Gross	Doubtful debts	Provisions	Gross	Doubtful debts	Provisions	Gross	Doubtful debts	Provisions
France (including overseas departments and territories)	30,246	33	72	28,519	18	92	30,540	13	82
Other European Union countries	23,080	3	9	20,901	5	7	16,350	9	12
Rest of Europe	717			607		3	649		
North America	4,243	4	42	4,885	3	39	5,139	6	31
Central and South America	2,207	24	19	2,692	31	17	2,386	22	26
Africa and Middle-East	1,190			1,453			1,315		3
Asia and Pacific (excluding Japan)	2,980	20	19	2,932	47	42	3,371	112	106
Japan	12,089			6,067			5,630		
Other, aggregate (1)	46,337	214	420	45,252	195	181	29,107	87	262
Total gross value	123,089	298	581	113,308	299	381	94,487	249	522
Accrued interest	909			921			854	23	
Net book value	**123,998**	**298**	**581**	**114,229**	**299**	**381**	**95,341**	**272**	**522**

(1) Contribution from Crédit Lyonnais

Note 6 • Investments in non-consolidated subsidiaries and associated companies, other long-term securities

Non-consolidated investments with a gross book value in excess of € 50 million

	Gross book value (in millions of euros)			% interest		
	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Banco Bisel (3)	131	131		N/A	N/A	
Bradesco			302			3.2
Commerzbank (2)	33	33	90	0.6	0.6	0.6
Crédit Logement (titres A)	193	147	111	16.5	16.5	16.5
Crédit Logement B (2)	181	134	98	16.1	16.1	16.1
Doumer Euterpe (1)			100			100.0
Emporiki Bank (Commercial Bank of Greece)	331	331	276	9.0	9.0	6.7
Resona Trust and Banking	86	86		5.0	5.0	
SEFA (1)	67	67	67	100.0	100.0	100.0
Veolia Environnement	77	77		0.8	0.8	
Wafabank	52	52	52	14.8	14.8	14.8
1301 Sixth Avenue (2)	61	74	87	18.3	18.3	18.3
Short-term advances	832	833	913			
Other long-term securities	2,508	2,459	2,493			
Gross value (4)	**4,552**	**4,424**	**4,589**			
Provisions	(1,000)	(910)	(747)			
Accrued interest	29	27	42			
Net book value	**3,581**	**3,541**	**3,884**			

(1) Not consolidated pursuant to CRC Regulation 99-07 (below materiality threshold)
(2) Securities held by Crédit Lyonnais Group
(3) Deconsolidated at 1 January 2002 and booked at its value on the date of deconsolidation. The investment has been provided for in full. In addition, an impairment provision has also been made for the full value (€ 236 million) of securities in the Crédit Agricole S.A.'s individual financial statements. On 17 May 2002, the Central Bank of Argentina suspended Banco Bisel's banking licence and entrusted its banking activities to Banco Nacion. As a result, Crédit Agricole SA no longer exercises significant influence over this entity
(4) Of which banks: € 1,148 million at 31 december 2003 against € 3,282 million on 2002 and € 1,907 million at 31 december 2001.

Note 6.1 • Estimated value of non-consolidated investments

(in millions of euros)	31/12/03 Pro forma		31/12/02 Pro forma		31/12/01 Pro forma	
	Net book value	Estimated value	Net book value	Estimated value	Net book value	Estimated value
Investments in non-consolidated subsidiaries and associated companies						
· Unlisted securities	1,906	2,246	1,839	2,052	1,949	2,033
· Listed securities	492	605	498	1,266	725	1,044
· Short-term advances	537	537	542	542	645	645
Sub-total	**2,935**	**3,388**	**2,879**	**3,860**	**3,319**	**3,722**
Other long-term securities						
· Unlisted securities	308	352	310	339	180	199
· Listed securities	104	120	123	83	128	128
· Short-term advances	205	205	202	202	215	215
Sub-total	**617**	**677**	**635**	**624**	**523**	**542**
Accrued income	**29**	**29**	**27**	**27**	**42**	**42**
Total	**3,581**	**4,094**	**3,541**	**4,511**	**3,884**	**4,306**

The estimated value of listed securities corresponds to their use value

Note 7 • Investments in equity affiliates

Investments with a book value in excess of € 50 million:

Investments in equity affiliates (in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Financial institutions	**4,196**	**3,985**	**3,887**
Al Bank Al Saudi Al Fransi	346	357	393
B.E.S.	433	415	271
Banca Intesa Spa	3,375	3,143	3,160
Others	42	70	63
Non financial companies	**327**	**282**	**329**
Partran – Tranquilidade – Tranquilidade Vida	(80)	(84)	(38)
Rue Impériale	339	335	330
Others	68	31	37
Net book value	**4,523**	**4,267**	**4,216**

Note 8 • Intangible and tangible fixed assets

(in millions of euros)	31/12/03 Pro forma			31/12/02 Pro forma	31/12/01 Pro forma
	Cost	Accumulated depreciation and amortisation	Net	Net	Net
Tangible assets:					
· Property, plant & equipment	9,981	5,124	4,857	4,696	4,923
· Assets let to third parties	1 101	379	722	709	859
Intangible assets (1)	5,857	1,676	4,181	4,194	4,209
Accrued interest (2)	2		2	0	10
Total	**16,941**	**7,179**	**9,762**	**9,599**	**10,001**

(1) Accrued rents on assets let to third parties
(2) O/w € 3,500 million of goodwill (related to the retail business in France) identified accordingly to CRC 99-07 in the framework of the first consolidation of the Crédit Lyonnais group.

Note 9 • Other fixed assets: movement in net book value

(in millions of euros)	31/12/01 Pro forma	31/12/02 Pro forma	Consolidation changes	Increases (acquisitions)	Decreases (redemptions and disposals)	Foreign exchange translation adjustments	Other movements	31/12/03 Pro forma
Investments in non-consolidated subsidiaries and associated companies								
Cost	3,312	3,098	(285)	1,938	(1,357)	(27)	(147)	3,220
Short-term advances	698	611	(226)	2,378	(2,064)	(1)	(100)	598
Provisions	(690)	(830)	(79)	(137)	164	11	(12)	(883)
Other long-term securities								
Cost	365	493	(20)	15	(206)	(1)	219	500
Short-term advances	214	221		52	(63)		24	234
Provisions	(57)	(79)		(43)	20		(15)	(117)
Accrued interest	42	27					2	29
Net book value	**3,884**	**3,541**	**(610)**	**4,203**	**(3,506)**	**(18)**	**(29)**	**3,581**
Intangible assets (2)	4,209	4,194	36	32	(153)	(10)	82	4,181
Property, plant & equipment	5,782	5,405	211	265	(331)	(55)	84	5,579
Accrued interest (1)	10	0					2	2
Net book value	**10,001**	**9,599**	**247**	**297**	**(484)**	**(65)**	**168**	**9,762**

(1) Accrued rents on assets let to third parties
(2) O/w € 3,500 million of goodwill (related to the retail business in France) identified accordingly to CRC 99-07 in the framework of the first consolidation of the Crédit Lyonnais group.

Note 10 • Other assets, sundry accounts and prepaid expenses

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Other assets [(1)]	**45,623**	**33,858**	**30,350**
Financial options bought	21,581	12,226	9,183
Codevi bonds	2,467	2,795	2,728
Miscellaneous debtors	15,342	12,848	13,268
Settlement accounts	6,219	5,974	5,154
Due from shareholders - unpaid capital	14	15	17
Sundry accounts and prepaid expenses	**18,353**	**16,313**	**22,619**
Deferred tax	1,135	848	1 116
Items in course of transmission to other banks	4,253	3,157	6,520
Breakdown of Crédit Agricole sundry accounts and prepaid expenses			
Items in course of transmission to other banks	1,556	791	1,549
Accrued income	5,704	6,236	5,971
Prepayments	1,670	1,414	1,353
Unrealised gains and deferred losses on financial futures	507	379	640
Unamortised bond issue and redemption premiums	225	232	376
Miscellaneous	829	410	1,034
Crédit Lyonnais sundry accounts and prepaid expenses	2,474	2,846	4,060
Net book value	**63,976**	**50,171**	**52,969**

(1) Amounts are stated inclusive of associated accrued interest and net of provisions

Note 11 • Provisions deducted from assets

(in millions of euros)	31/12/01 Pro forma	31/12/02 Pro forma	Consolidation changes	Merger	Charges	Write-back or utilisation	Foreign exchange translation adjustment	Other movements	31/12/03 Pro forma
Loans and advances to banks	425	456	1		30	(31)	(39)	(82)	335
Loans and advances to customers	12,843	11,816	905	23	5,776	(5,570)	(390)	(781)	11,779
Lease financing	287	355			123	(190)	(1)	(9)	278
Available-for-sale, portfolio and held-to-maturity securities	988	1,212	(1)		458	(497)	(54)	256	1,374
Investments in non-consolidated subsidiaries and associated companies, other long-term securities	747	910	89	(9)	181	(184)	(13)	26	1,000
Other	314	257	16		63	(59)	(4)	5	278
Total	**15,604**	**15,006**	**1,010**	**14**	**6,631**	**(6,531)**	**(501)**	**(585)**	**15,044**

Note 12 • Goodwill

Goodwill items exceeding € 50 million

(in millions of euros)	31/12/03 Pro forma			31/12/02 Pro forma	31/12/01 Pro forma
	Gross	Amortisation	Net	Net	Net
Amortised over 1 to 5 years inclusive					
CPR Online	84	(70)	14	31	61
Amortised over 5 to 10 years inclusive					
CAI (Suisse) SA	118	(26)	92	47	53
Other CPR subsidiaries	23	(9)	14	16	23
CPR AM	126	(78)	48	56	65
E.F.L.	239	(43)	196	149	101
Lukas	363	(99)	264	234	265
Sofinco	990	(576)	414	538	662
Amortised over 10 to 15 years inclusive					
B.E.S.	62	(21)	41	47	52
Credibom	51	(2)	49		
Amortised over 15 to 20 years inclusive					
IntesaBci	51	(9)	42	45	47
Crédit Lyonnais Group	8,069	(1,058)	7,011	7,169	7,520
Ellos Group	189	(8)	181		
Finaref Group	1,512	(87)	1,425		
Rue Impériale	243	(235)	8	224	247
Other companies	320	(136)	184	183	234
Total	**12,440**	**(2,457)**	**9,983**	**8,739**	**9,330**

Note 13 • Due to banks: Analysis by maturity date

(in millions of euros)	31/12/03 Pro forma							31/12/02 Pro forma	31/12/01 Pro forma
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total		
Due to banks									
Deposits									
• Demand	14,713				14,713	171	14,884	17,324	16,156
• Time	30,967	10,637	5,010	1,813	48,427	286	48,713	65,750	78,744
Pledged securities	127	152	1,886	2,756	4,921	154	5,075	5,777	6,453
Securities sold under repurchased agreements	28,182	26,786	3,068		58,036	32	58,068	54,107	23,284
Total	**73,989**	**37,575**	**9,964**	**4,569**	**126,097**	**643**			
Net book value							**126,740**	**142,958**	**124,637**

Pro forma consolidated financial statements

Note 14 • Customer accounts: analysis by maturity date

(in millions of euros)

	31/12/03 Pro forma							31/12/02 Pro forma	31/12/01 Pro forma
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total		
Current accounts in credit	103,112				103,112	59	103,171	96,434	98,747
Government-regulated savings schemes:									
· Demand deposits	78,407				78,407	374	78,781	68,314	62,301
· Time deposits	14,564	11,600	67,088	10,627	103,879	450	104,329	101,615	101,373
Other debts to customers	42,314	5,648	8,108	2,121	58,191	801	58,992	64,460	69,229
Pledged securities	21,049	460	150		21,659	28	21,687	18,131	9,426
Total	**259,446**	**17,708**	**75,346**	**12,748**	**365,248**	**1,712**			
Net book value							**366,960**	**348,954**	**341,076**

Note 14.1 • Customer accounts: geographical analysis

(in millions of euros)

	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
France (including overseas departments and territories)	310,819	294,957	281,748
Other European Union countries	19,273	17,602	18,889
Rest of Europe	6,857	7,809	8,095
North America	9,335	7,759	6,878
Central and South America	2,035	1,366	3,985
Africa and The Middle-East	11,484	11,671	11,383
Asia and Pacific (excluding Japan)	4,803	5,681	6,878
Japan	2,354	2,109	3,220
Total	**366,960**	**348,954**	**341,076**

Note 14.2 • Customer accounts: analysis by customer type

(in millions of euros)

	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Individuals and small business customers	276,704	264,925	259,904
Corporates	90,256	84,029	81,172
Total	**366,960**	**348,954**	**341,076**

Note 15 • Debts represented by a security: analysis by maturity date

(in millions of euros)

	31/12/03 Pro forma							31/12/02 Pro forma	31/12/01 Pro forma
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total		
Savings certificates	289	321	943	90	1,643	50	1,693	553	753
Interbank securities	1,379	940	2,352	1,100	5,771	433	6,204	8,137	6,512
Negotiable debt securities:									
· Issued in France	16,942	4,786	4,505	1,185	27,418		27,418	41,184	29,620
· Issued abroad	17,658	15,802	7,575	1,639	42,674		42,674	23,558	25,851
Bonds (see note 15.1)	2,206	2,807	10,525	7,226	22,764	480	23,244	23,644	26,576
Other debt instruments	99				99		99	151	189
Total					**100,369**	**963**	**101,332**	**97,227**	**89,501**

Note 15.1 • Bonds (by currency of issue)

(en millions d'euros)	Analysis by maturity date at 31 December 2003 (1) ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Outstanding at 31/12/03 Pro forma	Outstanding at 31/12/02 Pro forma	Outstanding at 31/12/01 Pro forma
Euro	**4,731**	**9,448**	**5,982**	**20,161**	**21,205**	**24,286**
· Fixed rate	3,626	6,202	5,050	**14,878**	16,123	18,930
· Floating rate	1,105	3,246	932	**5,283**	5,082	5,356
US Dollar	**176**	**740**	**722**	**1,638**	**688**	**922**
· Fixed rate	145	382	399	**926**	307	807
· Floating rate	31	358	323	**712**	381	115
Yen	**4**	**73**	**495**	**572**	**1,075**	**558**
· Fixed rate	4	73	495	**572**	120	33
· Floating rate				**0**	955	525
Other currencies	**102**	**264**	**27**	**393**	**163**	**19**
· Fixed rate	84	98	27	**209**	96	19
· Floating rate	18	166		**184**	67	
Total - gross amounts	**5,013**	**10,525**	**7,226**	**22,764**	**23,131**	**25,785**
· Fixed rate	3,859	6,755	5,971	**16,585**	16,646	19,789
· Floating rate	1,154	3,770	1,255	**6,179**	6,485	5,996
Accrued interest				**480**	**513**	**791**
Net book value				**23,244**	**23,644**	**26,576**

(1) Before the impact of hedging contracts.

Note 16 • Sundry accounts and unearned income and other liabilities

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Other liabilities (1)	**62,199**	**47,325**	**37,134**
Liabilities relating to trading securities	18,394	15,950	9,136
Liabilities relating to stock lending transactions	6,115	5,637	5,408
Financial options sold	21,738	11,109	8,124
Miscellaneous creditors	12,864	11,561	11,188
Settlement accounts	2,917	2,934	3,215
Payments in process	136	110	38
Other	35	24	25
Sundry accounts and unearned income	**21,931**	**20,962**	**18,171**
Items in course of transmission to other banks	**2,151**	**1,745**	**1,640**
Breakdown of group Crédit Agricole sundry accounts and unearned income			
Adjustment accounts	2,975	2,807	875
Deferred income	2,973	2,692	2,721
Accrued expenses	7,049	8,180	8,023
Unrealised losses and deferred gains on financial futures	288	277	255
Others	262	872	525
Crédit Lyonnais sundry accounts and unearned income	**6,233**	**4,389**	**4,132**
Net book value	**84,130**	**68,287**	**55,305**

(1) Amounts are stated inclusive of accrued interest

Pro forma consolidated financial statements

Note 17 • General reserves for risks and expenses

(in millions of euros)	31/12/01 Pro forma	31/12/02 Pro forma	Consolidation changes	Charges	Write-back and utilisation	Foreign exchange translation adjustments	Other movements	31/12/03 Pro forma
Country risks	1,512	865		85	(90)	(75)	(33)	752
Financing commitment execution risks	497	406		154	(136)	(14)	(20)	390
Retirement and similar benefits	1,012	688	(46)	127	(375)	(4)	(2)	388
Financial futures	107	51		13	(21)	(1)	(2)	40
Other liabilities and charges (1)	4,593	4,432	477	1,919	(1,536)	(125)	90	5,257
Total	**7,721**	**6,442**	**431**	**2,298**	**(2,158)**	**(219)**	**33**	**6,827**

(1) Breakdown of other liabilities and charges	31/12/01 Pro forma	31/12/02 Pro forma	31/12/03 Pro forma
· Estimated additional euro-related costs	45		
· Sector risks and other credit risks	1,863	1,651	2,078
· Synergy-related costs (see Note 39)	650	650	836
· Negative net assets of unconsolidated interests	316	194	171
· Early retirement benefits	101	78	94
· Provisions for operational risks	92	99	245
· Provisions for employee long-service awards	53	53	56
· Litigation	903	684	581
· Badwill	9	66	71

Note 18 • Fund for General Banking Risks

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Home purchase savings (2)	1,608	1,838	2,043
CODEVI (industrial development passbook accounts)		17	17
Liquidity and Solvency Banking Risks (1)	615	610	610
Others	2,336	2,295	1,922
Total	**4,559**	**4,760**	**4,592**

(1) This guarantee fund was established at the time of Crédit Agricole S. A.'s initial public offering.
(2) Including € 162 million in Home Purchase Savings FGBR identified within the Crédit Lyonnais group as part of the harmonisation of accounting methods carried out upon first-time consolidation pursuant to the provisions of regulation 99-07.

Note 19 • Subordinated debt: analysis by maturity date and issue currency

(in millions of euros)	31/12/03 Pro forma						31/12/02 Pro forma	31/12/01 Pro forma
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Accrued interest payable	Total		
Subordinated debt with fixed term	**3**	**611**	**2,572**	**9,153**	**188**	**12,527**	**13,418**	**10,588**
· Euro	3	594	2,344	8,967	187	12,095	12,827	9,448
· Dollar		2	209	186		397	543	1,086
· Yen		15				15	25	26
· Other currencies			19		1	20	23	28
Perpetual subordinated debt:				**4,660**	**51**	**4,711**	**1,129**	**1,909**
· Euro				4,644	51	4,695	906	1,028
· Dollar				16		16	143	794
· Yen							80	87
· Other currencies								
Participating securities and loans				**247**	**1**	**248**	**290**	**368**
Short-term shareholders' advances				**4**		**4**		
Total - gross value	**3**	**611**	**2,572**	**14,064**	**240**	**17,490**	**14,837**	**12,865**
Accrued interest							**71**	**90**
Total					**240**	**17,490**	**14,908**	**12,955**

Note 20.1 • Preferred shares

Issuing entity	Issue date	Amount (in millions of USD)	Amount (in millions of euros)	31/12/03 Pro forma (in millions of euros)	31/12/02 Pro forma (in millions of euros)	31/12/01 Pro forma (in millions of euros)
CA Preferred Funding LLC	Jan-03	1,500		1,188		
CA Preferred Funding LLC	Jul-03	550		435		
CA Preferred Funding LLC	Dec-03		550	550		
Credit Lyonnais capital 1 SCA	Dec-92		80			80
Crédit Lyonnais capital SCA[1]	Jul-93	350			336	396
Credit lyonnais Preferred capital 1 LLC	Apr-02		750	750	750	
Total		**2,400**	**1,380**	**2,923**	**1,086**	**476**

Preferred shares are booked to the balance sheet under minority interests.

(1) In July 2003, Crédit Lyonnais made an early redemption of its 1993 USD 350 million preferred share issue via its Luxembourg subsidiary Crédit Lyonnais Capital SCA

In 2003, the Crédit Agricole S.A. group made three issues of preferred non-voting shares.

The first issue, for an amount of USD 1.5 billion, was made in January 2003 by Crédit Agricole Preferred Funding Trust I, a company exclusively controlled by Crédit Agricole Preferred Funding LLC, itself exclusively controlled by Group companies. These perpetual preferred shares offer holders a fixed, quarterly, non-cumulative dividend of 7% per annum, subject to compliance with the terms of the issue agreement. They may be redeemed by the issuer, barring events provided for in the issue agreement, on 30 January 2009 and quarterly thereafter.

The second issue, for an amount of USD 550 million, was made in July 2003 by Crédit Agricole Preferred Funding Trust II, a company exclusively controlled by Crédit Agricole Preferred Funding LLC, itself exclusively controlled by Group companies. These perpetual preferred shares offer holders a fixed, quarterly, non-cumulative dividend of 7% per annum, subject to compliance with the terms of the issue agreement. They may be redeemed by the issuer, barring events provided for in the issue agreement, on 30 July 2009 and quarterly thereafter.

The third issue, for an amount of € 550 million, was made in December 2003 by Crédit Agricole Preferred Funding Trust III, a company exclusively controlled by Crédit Agricole Preferred Funding LLC, itself exclusively controlled by Group companies. These perpetual preferred shares offer holders a fixed, quarterly, non-cumulative dividend of 6% per annum, subject to compliance with the terms of the issue agreement. They may be redeemed by the issuer, barring events provided for in the issue agreement, on 30 July 2009 and quarterly thereafter.

These preferred shares do not dilute Crédit Agricole S.A.'s ordinary shares. The capital raised is eligible for regulatory purposes. It is booked as a liability in the consolidated financial statements under the heading 'minority interests'. Dividends paid are booked to the income statement under the heading 'minority interests'.

Note 21 • Capital

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Shareholders' equity excluding FGBR	**42,557**	**36,428**	**34,793**
Fund for General Banking Risks	4,559	4,760	4,592
Subordinated debt	17,490	14,908	12,955
Other capital	**22,049**	**19,668**	**17,547**
Total	**64,606**	**56,096**	**52,340**

Note 22 • Analysis of the consolidated balance sheet by currency

(in billions of euros)	Assets			Liabilities and shareholders' equity		
	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Euro	549.7	499.8	469.0	542.4	497.0	459.4
Other EU currencies	3.2	4.6	7.1	9.2	13.5	14.5
US Dollar	32.9	41.2	52.5	53.4	56.9	71.0
Yen	20.0	20.7	19.5	3.3	3.0	5.7
Other currencies	16.1	15.5	16.2	12.5	11.4	13.7
Other, aggregate (1)	253.4	250.8	210.3	254.5	250.8	210.3
Total	**875.3**	**832.6**	**774.6**	**875.3**	**832.6**	**774.6**

(1) Contribution from Crédit Lyonnais

Note 23 • Off-balance sheet commitments (excluding insurance companies)

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Commitments given (excluding insurance companies)	**207,024**	**206,891**	**190,036**
Financing commitments	138,667	125,731	122,846
Banks	9,167	12,433	7,548
Customers	129,500	113,298	115,298
• Confirmed credit lines	111,444	100,540	105,752
Confirmed documentary credits	2,665		
Other confirmed credit lines	108,779		
• Other	18,056	12,758	9,546
Guarantees	64,598	77,553	62,966
Banks	15,651	11,939	15,427
• Confirmed documentary credits (2)	1,512	1,761	1,429
• Other	14,139	10,178	13,998
Customers	48,947	65,614	47,539
• Guarantees	12,582	4,773	3,504
Property guarantees	1,046	751	690
Loan repayment guarantees	4,033	4,022	2,814
Guarantees	7,503		
• Other (1)	36,365	60,841	44,035
Commitments relating to securities	3,759	3,607	4,224
Securities bought with resale or repurchase option	11	1	6
Other commitments given	3,748	3,606	4,218
Commitments received (excluding insurance companies)	**66,773**	**75,422**	**71,046**
Financing commitments	5,384	14,082	7,505
Banks	4,253	10,402	6,886
Customers	1,131	3,680	619
Guarantees	55,716	55,922	57,882
Banks (1)	18,203	15,857	17,400
Customers	37,513	40,065	40,482
• Guarantees received from government bodies or similar	15,827	19,150	12,462
• Other	21,686	20,915	28,020
Commitments relating to securities	5,673	5,418	5,659
Securities sold with repurchase or resale option	15		73
Other commitments received	5,658	5,418	5,586

(1) These commitments include the guarantee given by Crédit Agricole Indosuez and the counter-indemnity received from the Regional Banks within the framework of the public cash and share offer for Crédit Lyonnais made on 16 December 2002.
(2) Excluding Crédit Lyonnais

Note 23.1 • Foreign exchange transactions and borrowings

(in millions of euros)	31/12/03 Pro forma		31/12/02 Pro forma		31/12/01 Pro forma	
	To be received	To be delivered	To be received	To be delivered	To be received	To be delivered
Spot	**33,063**	**32,740**	**16,545**	**16,805**	**14,698**	**14,758**
Foreign currencies	26,955	27,340	12,899	12,760	10,900	10,417
Euros	6,108	5,400	3,646	4,045	3,798	4,341
Forward	**636,808**	**633,866**	**715,009**	**717,561**	**662,051**	**662,350**
Foreign currencies	390,640	397,185	411,143	408,988	380,276	372,949
Euros	91,241	87,833	123,003	127,105	92,408	100,195
Other, aggregate (1)	154,927	148,848	180,863	181,468	189,367	189,206
Lending and borrowing in foreign currencies (excluding Crédit Lyonnais) :	**3,599**	**1,791**	**2,970**	**2,276**	**2,514**	**347**
Total	**673,470**	**668,397**	**734,524**	**736,642**	**679 ,263**	**677,455**

(1) Contribution from Crédit Lyonnais.

Note 23.2 • Securitisation transactions and special-purpose vehicles

Securitisation transactions carried out on behalf of customers

Crédit Agricole Indosuez and Crédit Lyonnais have carried out a number of securitisation transactions on behalf of their customers:

a) Transactions carried out by Crédit Agricole Indosuez

• at 31 December 2003, a € 1.4 billion portfolio was securitised in North America with the bank's assistance, through four non-consolidated SPVs (Indosuez Capital Funding IIA, Limited, Indosuez Capital Funding III, Limited, Porticoes Funding, L.P. and Indosuez Capital Funding VI, Limited) and one consolidated SPV (Serves), in which the bank held € 2.1 million of subordinated shares net of provisions at that date;

• Crédit Agricole Indosuez manages a non-consolidated SPV, Hexagon Finance a.r.l., formed in 1998 for operations carried out in Europe on behalf of its customers. At 31 December 2003, Crédit Agricole Indosuez had issued a total of € 185 million in letters of credit to guarantee the counterparty risk attaching to the assets securitised by its customers. Hexagon Finance a.r.l. finances these assets by issuing commercial paper in the money market. No provision was considered necessary at 31 December 2003. In addition, the bank had granted a total of € 3.7 billion in cash lines at 31 December 2003 to the SPVs involved in these transactions.

b) Transactions carried out by Crédit Lyonnais

• at 31 December 2003, a € 3.7 billion portfolio was securitised in Europe with the bank's assistance, through three non-consolidated SPVs (LMA, H2O and ESF). These SPVs finance themselves by issuing commercial paper in the French and euro money markets. In addition, the bank had granted a total of € 3.2 billion in cash lines at 31 December 2003 to the SPVs involved in these transactions.

• Crédit Lyonnais manages a € 2.6 billion portfolio in North America through two non-consolidated asset-backed commercial paper vehicles, Atlantic Asset Securitization Corp. and La Fayette Asset Securitization. At 31 December 2003, the bank and Crédit Agricole Indosuez had issued a total of € 368 million in letters of credit (including € 275 million granted by Crédit Agricole Indosuez to Atlantic) to guarantee a portion of the risk of default attaching to the assets securitised by their customers. In addition, the bank had granted a total of € 3.5 billion in cash lines at 31 December 2003 to the SPVs involved in these transactions.

• The bank also manages a portfolio of loans in North America, which amounted to € 259 million at 31 December 2003, held in a non-consolidated CLO (collateralized loan obligations) vehicle called LCM 1 LP. This vehicle issues floating or fixed rate notes in the market, redemption of which depends directly on the performance of the underlying loan portfolio. The bank holds 49.9% of the subordinated shares (€ 12 million) and 6% of the B shares issued to investors (€ 14 million).

Pro forma consolidated financial statements

Securitisation transactions on own account

Crédit Agricole Indosuez and Crédit Lyonnais carry out securitisation transactions on their own account:

a) Transactions carried out by Crédit Agricole Indosuez

Since 2000, Crédit Agricole Indosuez has carried out seven synthetic securitisation transactions (Chloe 1 to 5, Chloe 7 and Daphne 1) maturing between 31 July 2005 and 9 January 2009, as part of its strategy for managing the portfolio of Crédit Agricole Indosuez SA and its branch offices. The SPVs hold assets totalling € 15.5 billion, principally loans to large European and American corporates. CAI has retained a first loss risk (the most subordinated tranches of each transaction, which do not initially have investment-grade rating) averaging 3.32%.

As these are synthetic transactions, the loans concerned are kept on the bank's balance sheet or off-balance sheet items as applicable, while most of the credit enhancement is recorded off-balance sheet, under financial instruments (credit derivatives bought, see Note 24, Hedging transactions).

The bank has retained a total of €513 million in non-investment-grade risk, plus a residual share in the investment-grade tranches amounting to € 344 million.

b) Transactions carried out by Crédit Lyonnais

At 31 December 2003, Crédit Lyonnais had carried out six securitisation transactions for its own account.

Four of these transactions were made by way of asset sales, totalling €1.2 billion at 31 December 2003, with Crédit Lyonnais retaining a portion of the risk amounting to € 53 million. These transactions involve equipment financing for pharmacists, mortgage loans granted to personal customers in the French branch network and loans granted to major US corporates.

The other two are synthetic transactions amounting to a total of € 4.9 billion at 31 December 2003. Crédit Lyonnais has retained a first-loss risk of € 4.3 million. The transactions involved a portfolio of loans to major US and European corporates.

Dedicated funds

Through its subsidiary Crédit Agricole Indosuez Cheuvreux, Crédit Agricole Indosuez owns 100% of Korea 21st Century TR, a consolidated South Korean fund with € 86 million in funds under management at 31 December 2003.

In addition, Crédit Agricole Indosuez owns shares in funds which are consolidated after their first year of existence where Crédit Agricole Indosuez owns more than 50%. The following table shows a breakdown at 31 December 2003:

Name of fund	Year of creation (approval)	CAI investment (in millions of euros)	Funds under management (in millions of euros)	Consolidated
Equalt Convertible Arbitrage	2000	60	88.2	Yes
Equalt Pair Trading	2000	23.6	47.0	Yes
Equalt Moyen Terme	1992	8.1	23.1	No (outstanding at end-June 2003)
Equalt Long Terme	2001	3.5	28.2	No (outstanding at end-June 2003)
Equalt Systematic Futures	2002	20	39.2	Yes
Equalt Core Macro	2001	28.7	36.3	Yes
Equalt Statistical Arbitrage	2002	59.4	96.0	Yes
Equalt Fixed Income Arbitrage	2002	117.5	342.7	Yes
Equalt Selection	2003	5	17.2	No (outstanding at end-June 2003)
Equalt Equity hedge	2003	25	25.0	No (outstanding at end-June 2003)
Liberty View Plus Funds	1998	138.6	310.2	No (outstanding at end-December 2003)
Liberty View Income Fund	2001	33.2	37.6	No (outstanding at end-December 2003)

Note 24 • Financial futures and options

(in millions of euros)	31/12/03 Pro forma			31/12/02 Pro forma	31/12/01 Pro forma
	Hedging transactions	Other transactions	Total	Total	Total
Futures and forwards	**151,830**	**4,160,825**	**4,312,655**	**3,600,324**	**3,179,678**
Exchange traded (1)	**30,563**	**155,380**	**185,943**	**304,422**	**519 ,047**
Interest rate futures	30,453	114,812	145,265	268,800	257,369
Currency futures	79	9,089	9,168	10,518	1,576
Equity and stock index instruments	31	31,479	31,510	25,104	260,102
Other			0	0	0
OTC (1)	**121,267**	**4,005,445**	**4,126,712**	**3,295,902**	**2,660,631**
Interest rate swaps	117,446	3,165,598	3,283,044	2,634,929	2,265,976
Forward rate agreements	460	556,937	557,397	420,054	231,146
Equity and stock index instruments	1,098	38,320	39,418	42,309	26,842
Other	2,263	244,590	246,853	198,610	136,667
Options	**30,024**	**1,145,271**	**1,175,295**	**833,221**	**544,980**
Exchange traded	**4,259**	**190,724**	**194,983**	**196,644**	**149,369**
Interest rate options					
• Bought	328	6,744	7,072	11,092	20,029
• Sold	3,830	9,979	13,809	11,643	20,131
Equity and stock index options					
• Bought	1	75,695	75,696	65,833	42,770
• Sold	73	61,283	61,356	61,222	43,959
Currency options					
• Bought	13	18,346	18,359	23,398	10,748
• Sold	14	18,677	18,691	23,456	11,732
OTC	**25,765**	**954,547**	**980,312**	**636,577**	**395,611**
Swap options					
• Bought	674	71,191	71,865	31,446	12,561
• Sold	19	76,898	76,917	31,982	13,524
Interest rate options					
• Bought	1,446	218,955	220,401	179,028	149,009
• Sold	1,102	188,398	189,500	149,164	123,762
Equity and stock index options					
• Bought	909	12,278	13,187	10,931	10,874
• Sold	760	22,917	23,677	39,823	21,611
Currency options					
• Bought	796	164,552	165,348	92,780	26,914
• Sold	803	164,938	165,741	92,784	27,229
Other options					
• Bought		37	37	0	0
• Sold		38	38	0	0
Credit derivatives					
• Bought	19,194	27,013	46,207	4,769	10,061
• Sold	62	7,332	7,394	3,870	66
Total	**181,854**	**5,306,096**	**5,487,950**	**4,433,545**	**3,724,658**

(1) For futures and forwards, the amounts stated are the aggregate short and long positions in the case of interest rate swaps and swap options, and the aggregate bought and sold contracts in the case of other contracts.

Pro forma consolidated financial statements

Note 24.1 • Financial futures and options: analysis by maturity date

notional amount (in millions of euros)	OTC ≤ 1 year	OTC > 1 year ≤ 5 years	OTC > 5 years	OTC Unallocated (1)	Exchange traded ≤ 1 year	Exchange traded > 1 year ≤ 5 years	Exchange traded > 5 years	Exchange traded Unallocated (1)	31/12/03 Pro forma Total	31/12/02 Pro forma Total	31/12/01 Pro forma Total
Interest rate instruments	1,478,105	1,218,168	515,435	1,187,417	16,870	1,025	0	148,250	4,565,270	3,738,144	3,093,507
Futures					13,812	1,025		130,428	145,265	268,806	257,368
Forward rate agreements	434,949	120,041	76	2,330					557,396	420,054	231,145
Interest rate swaps	956,600	929,224	450,337	946,882					3,283,043	2,634,929	2,265,976
Interest rate options	46,051	69,057	33,675						148,783	63,428	26,086
Caps, floors and collars	40,040	99,146	31,008						170,194	142,597	121,251
Other options	465	700	339	238,205	3,058			17,822	260,589	208,330	191,681
Foreign currency and gold	419,374	105,889	45,573	7,106	7,244	0	0	38,975	624,161	441,545	214,866
Currency futures	106,853	94,631	44,859	509	7,217			1,952	256,021	209,126	138,242
Currency options	312,521	11,258	714	6,597	27			37,023	368,140	232,419	76,624
Other financial instruments	13,115	47,126	6,364	63,352	47,767	1,996	0	118,799	298,519	253,856	416,285
Equity and stock index derivatives	12,203	21,753	3,667		47,767	1,996			87,386	225,173	406,012
Precious metal derivatives									0	20,044	145
Commodity derivatives									0		0
Credit derivatives	912	25,373	2,697	24,618					53,600	8,639	10,128
Other (1)				38,734				118,799	157,533		
Sub-total	1,910,594	1,371,183	567,372	1,257,875	71,881	3,021	0	306,024	5,487,950	4,433,545	3,724,658
Forward currency transactions	947,820	18,268	450	303,775					1,270,313	1,432,570	1,324,401
Total	**2,858,414**	**1,389,451**	**567,822**	**1,561,650**	**71,881**	**3,021**	**0**	**306,024**	**6,758,263**	**5,866,115**	**5,049,059**

(1) Contribution from Crédit Lyonnais.

Note 24.2 • Financial futures and options: Counterparty risk

(in millions of euros)	31/12/03 Pro forma Marked-to-market value	31/12/03 Pro forma Potential credit risk	31/12/02 Pro forma Marked-to-market value	31/12/02 Pro forma Potential credit risk	31/12/01 Pro forma Marked-to-market value	31/12/01 Pro forma Potential credit risk
OECD governments, central banks and similar institutions	335	270	462	225	343	183
OECD financial institutions and similar institutions	51,818	23,062	56,191	19,422	22,903	15,118
Other counterparties	3,301	1,971	4,087	2,334	3,105	2,110
Total by counterparty type (excluding Crédit Lyonnais)	**55,454**	**25,303**	**60,740**	**21,981**	**26,351**	**17,411**
By instrument:						
- interest rates, currency and commodities	50,953	23,740	51,310	20,123	24,035	15,872
- equity and index derivatives	4,501	1,563	9,430	1,858	2,316	1,539
Impact of netting agreements (excluding Crédit Lyonnais)	**43,198**	**11,784**	**45,174**	**9,754**	**13,255**	**5,641**
Crédit Lyonnais group	**6,749**	**8,925**	**9,705**	**7,164**	**8,038**	**5,291**
Total after impact of netting agreements	**19,005**	**22,443**	**25,271**	**19,391**	**21,134**	**17,061**

Contracts between members of the network are not included since they carry no risk.

Note 25 • Net interest and similar income

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Loans and advances to banks	6,200	12,566	12,370
Loans and advances to customers	20,090	21,094	23,560
Lease financing	1,322	2,984	958
Bonds and other fixed-income securities (see Note 26)	3,233	3,193	3,406
Other interest income	164	252	171
Interest and similar income receivable	**31,009**	**40,089**	**40,465**
Deposits by banks	(8,299)	(15,419)	(16,301)
Customer accounts	(8,412)	(8,991)	(10,454)
Lease financing	(451)	(2,155)	(253)
Bonds and other fixed-income securities	(3,982)	(4,303)	(5,229)
Other interest expense	(281)	(265)	(29)
Interest and similar expense payable	**(21,425)**	**(31,133)**	**(32,266)**
Net interest and similar income	**9,584**	**8,956**	**8,199**

Note 26 • Income from securities

(in millions of euros)	Fixed-income securities			Variable-income securities		
	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Investments in non-consolidated subsidiaries and associated companies, other long-term securities				126	135	202
Available-for-sale and portfolio securities	675	876	857	145	106	137
Codevi passbook accounts (1)	143	154	149			
Held-to-maturity securities	1,725	1,815	2,063			
Other securities transactions	690	348	337			
Total	**3,233**	**3,193**	**3,406**	**271**	**241**	**339**

(1) Contribution from Crédit Agricole S.A. Group (excluding Crédit Lyonnais Group)

Note 27 • Net fee and commission income

(in millions of euros)	31/12/03 Pro forma			31/12/02 Pro forma			31/12/01 Pro forma		
	Income	Expense	Net	Income	Expense	Net	Income	Expense	Net
Interbank transactions	171	(167)	4	249	(175)	74	166	(96)	70
Customer transactions	2,799	(305)	2,494	2,686	(351)	2,335	2,539	(182)	2,357
Securities transactions	426	(170)	256	387	(114)	273	383	(98)	285
Foreign exchange transactions	167	(37)	130	53	(10)	43	85	(9)	76
Financial future and forward instruments and options and other off-balance sheet transactions	137	(90)	47	148	(175)	(27)	176	(183)	(7)
Banking and financial services	4,341	(1,128)	3,213	4,166	(1,056)	3,110	4,272	(830)	3,442
Total	**8,041**	**(1,897)**	**6,144**	**7,689**	**(1,881)**	**5,808**	**7,621**	**(1,398)**	**6,223**

Note 28 has been merged with Note 27.

Pro forma consolidated financial statements

Note 29 • Trading profits/(losses)

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Trading securities and derivatives	3,682	2,982	3,773
Transactions and derivatives	240	541	449
Total	**3,922**	**3,523**	**4,222**

Note 30 • Net gain/(loss) on securities transactions

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Available-for-sale securities			
Impairment provisions	(108)	(348)	(232)
Write-back of provisions	316	173	260
Net change in provisions	**208**	**(175)**	**28**
Gains on disposals [(1)]	514	880	978
Losses on disposals	(224)	(383)	(428)
Net gain/(loss) on disposals	**290**	**497**	**550**
Net gain/(loss) on available-for-sale securities	**498**	**322**	**578**
Equity portfolio securities			
Impairment provisions	(275)	(275)	(142)
Write-back of provisions	144	87	56
Net change in provisions	**(131)**	**(188)**	**(86)**
Gains on disposals	158	298	521
Losses on disposals	(108)	(58)	(107)
Net gain/(loss) on disposals	**50**	**240**	**414**
Net gain/(loss) on portfolio securities	**(81)**	**52**	**328**
Total net gain/(loss) on securities transactions	**417**	**374**	**906**

(1) ncluding €65 million in gains on the disposal of available-for-sale securities which were transferred from the held-to-maturity portfolio in 2002 (see Note 5).

Note 31 • Operating expenses

Note 31.1 • Staff costs

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Salaries	(5,611)	(5,444)	(5,406)
Social security	(2,324)	(2,229)	(2,281)
Incentives schemes and profit-sharing	(504)	(541)	(658)
Payroll-related tax	(316)	(306)	(309)
Total	**(8,755)**	**(8,520)**	**(8,654)**

In 2003, remuneration paid to the Board of Directors and Management Committee of Crédit Agricole S.A. Group amounted to € 11 million.

Note 31.2 • Average number of employees

	31/12/03 Pro forma	31/12/02 Pro forma
Total	**136,446**	**136,687**
o/w : France	116,969	116,858
Outside France	19,447	19,829

Note 31.3 • Other operating expenses

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Taxes other than on profit or payroll-related	(484)	(515)	(596)
External services and other costs	(5,381)	(5,252)	(5,147)
Total	**(5,865)**	**(5,767)**	**(5,743)**

Note 32 • Risk-related costs

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Charge to provisions	**(6,282)**	**(4,578)**	**(6,540)**
Doubtful debts	(5,502)	(3,862)	(4,450)
Other provisions	(780)	(716)	(2,090)
Write-back of provisions	**4,339**	**3,290**	**4,527**
Doubtful debts	3,806	2,291	2,698
Other provisions	533	999	1 829
Net change	**(1,943)**	**(1,288)**	**(2,013)**
Bad debts written off - not provided for	(239)	(259)	(245)
Recoveries on bad debts written off	175	188	227
Total	**(2,007)**	**(1,359)**	**(2,031)**

Note 33 • Net gain/(loss) on fixed asset disposals

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Long-term investments			
Charge to impairment provisions			
Held-to-maturity securities	(7)	(10)	(11)
Investments in unconsolidated interests and other long-term securities	(181)	(364)	(164)
Write-back of impairment provisions			
Held-to-maturity securities	3	1	9
Investments in unconsolidated interests and other long-term securities	180	336	227
Net change	**(5)**	**(37)**	**61**
Held-to-maturity securities	(4)	(9)	(2)
Investments in unconsolidated interests and other long-term securities	(1)	(28)	63
Gains on disposal			
Held-to-maturity securities	29	18	36
Investments in unconsolidated interests and other long-term securities	104	301	679
Losses on disposal			
Held-to-maturity securities	(36)	(3)	(24)
Investments in unconsolidated interests and other long-term securities	(192)	(446)	(658)
Net gain (loss) on disposal	**(95)**	**(130)**	**33**
Held-to-maturity securities	(7)	15	12
Investments in unconsolidated interests and other long-term securities	(88)	(145)	21
Net gain/(loss)	**(100)**	**(167)**	**94**
Tangible and intangible fixed assets			
Gains on disposal	59	62	83
Losses on disposal	(60)	(39)	(55)
Net gain/(loss) on disposal	**(1)**	**23**	**28**
Total	**(101)**	**(144)**	**122**

Note 34 • Corporate income tax

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Current tax	(2,066)	(1,345)	(2,078)
Deferred tax income/(charge)	103	(195)	533
Total	**(1,963)**	**(1,540)**	**(1,545)**

Effective tax rate (in millions of euros and% tax rate)	At 31 December 2003 Base	Tax rate	Tax
Profit before tax, goodwill amortisation and share in profit/(loss) of affiliates	5,729	35.43%	(2,030)
Impact of permanent timing differences		0.93%	(53)
Impact of different tax rates on foreign subsidiaries		- 1.12%	64
Impact of losses for the year, utilisation of tax loss carryforwards and timing differences		- 0.16%	9
Impact of taxation at 19% rate		- 0.16%	9
Impact of other items		- 0.66%	38
Effective tax rate and charge		34.26%	(1,963)

Deferred tax assets are not recognised as their recovery is deemed improbable: € 32 million at 31 December 2003.

The 2003 tax charge breaks down as follows:

- on ordinary activities: tax charge of € 2,017 million
- on extraordinary items: tax credit of € 54 million

Pro forma consolidated financial statements

Note 35 • Share in net profit/(loss) of equity affiliates

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Non-financial companies	23	(38)	(21)
Financial institutions	196	44	307
Total	**219**	**6**	**286**

Note 36 • Extraordinary items

(in millions of euros)	31/12/03 Pro forma	31/12/02 Pro forma	31/12/01 Pro forma
Insurance premiums and indemnities	(10)	(3)	
Early retirement benefits	(29)	(19)	(532)
Euro		(6)	7
Information systems and restructuring	(103)	(154)	(72)
Litigation	8	6	(48)
Contribution to guarantee fund - deposits and securities		(12)	(33)
Fine imposed by competition authorities			0
Decrease in "internal loss rate"			759
Provision for Argentina risk			(98)
Compensation for Jewish assets			(9)
Operational risk	(13)		(66)
Other [1]	(4)	(98)	(25)
Total	**(151)**	**(286)**	**(117)**

(1) The 2002 figure includes the foreign exchange loss arising on deconsolidation of Banco Bisel.

Note 37 • Information relating to income from banking activities

Note 37.1 • Net banking income by business line and geographical region[1]

(in millions of euros)	31/12/03 Pro forma							31/12/02 Pro forma	31/12/01 Pro forma
	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines	Total business lines	Total business lines
France (including overseas departments and territories)	11,366	1,357	1,395	1,163	45	(921)	14,405	13,578	13,495
Other European Union countries	0	388	263	445	93	(2)	1,187	905	1,041
Rest of Europe	0	216	154	28	0	0	398	485	316
North America	0	0	23	244	0	105	372	299	323
Central and South America	0	0	13	0	9	0	22	37	584
Africa and the Middle-East	0	0	0	55	84	0	139	158	180
Asia and Pacific (excluding Japan)	0	0	5	170	0	0	175	194	250
Japan	0	0	6	46	0	0	52	71	70
Contribution from Crédit Lyonnais group	3,312	247	776	2,612	221	(32)	7,136	6,333	6,297
Net banking income	**14,678**	**2,208**	**2,635**	**4,763**	**452**	**(850)**	**23,886**	**22,060**	**22,556**

(1) The above analysis was derived in part from management information systems.

Note 37.2 • Pro forma net income before goodwill amortisation at 31 December 2003 by business line[1][2]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	14,678	2,208	2,635	4,763	452	(850)	23,886
Operating expenses	(9,313)	(1,264)	(1,343)	(3,117)	(344)	(211)	(15,592)
Gross operating income	5,365	944	1,292	1,646	108	(1,061)	8,294
Risk-related costs	(1,017)	(356)	1	(561)	(62)	(12)	(2,007)
Net operating income	4,348	588	1,293	1,085	46	(1,073)	6,287
Share in net income/(loss) of equity affiliates		4	7		207	1	219
Net gain/(loss) on fixed asset disposals				25		(126)	(101)
Net ordinary income (before tax)	4,348	592	1,300	1,110	253	(1,198)	6,405
Integration-related costs		(8)	(41)	(313)		(151)	(513)
Extraordinary items	(160)	(1)	(3)	(30)	(2)	45	(151)
Tax	(1,492)	(219)	(408)	(228)	(17)	401	(1,963)
Net charge to/(write-back from) Fund for General Banking Risks	76	2	(5)	8		126	207
Net income before goodwill amortisation	2,772	366	843	547	234	(777)	3,985

(1) The above analysis was derived in part from management information systems.
(2) The goodwill of Crédit Lyonnais will be allocated by business line by 31 December 2004; consequently the breakdown by business line cannot be provided down to net income.

Note 37.2 • Pro forma net income before goodwill amortisation at 31 December 2002 by business line[1][2]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	13,868	1,447	2,377	4,546	448	(626)	22,060
Operating expenses	(9,181)	(919)	(1,386)	(3,287)	(336)	(168)	(15,277)
Gross operating income	4,687	528	991	1,259	112	(794)	6,783
Risk-related costs	(623)	(214)	(15)	(544)	(130)	167	(1,359)
Net operating income	4,064	314	976	715	(18)	(627)	5,424
Share in net income/(loss) of equity affiliates		4	4		40	(42)	6
Net gain/(loss) on fixed asset disposals			16	16	(33)	(143)	(144)
Net ordinary income (before tax)	4,064	318	996	731	(11)	(812)	5,286
Integration-related costs	0	0					
Extraordinary items	(142)	(17)	(11)	(27)	(51)	(38)	(286)
Tax	(1,353)	(106)	(295)	(206)	8	412	(1,540)
Net charge to/(write-back from) Fund for General Banking Risks	(270)	(3)	(2)	5	0	99	(171)
Net income before goodwill amortisation	2,299	192	688	503	(54)	(339)	3,289

(1) The above analysis was derived in part from management information systems.
(2) The goodwill of Crédit Lyonnais will be allocated by business line by 31 December 2004; consequently the breakdown by business line cannot be provided down to net income.

Note 37.2 • Pro forma net income before goodwill amortisation at 31 December 2001 by business line[1]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking [3]	International retail banking[2]	Proprietary asset management and other activities	Total business lines
Net banking income	**12,941**	**1,385**	**2,244**	**5,175**	**863**	**(52)**	**22,556**
Operating expenses	(8,986)	(775)	(1,206)	(3,765)	(649)	(89)	(15,470)
Gross operating income	**3,955**	**610**	**1,038**	**1,410**	**214**	**(141)**	**7,086**
Risk-related costs	(641)	(181)	2	(662)	(247)	(302)	(2,031)
Net operating income	**3,314**	**429**	**1,040**	**748**	**(33)**	**(443)**	**5,055**
Share in net income/(loss) of equity affiliates		4	5	56	247	(26)	286
Net gain/(loss) on fixed asset disposals				39		83	122
Net ordinary income (before tax)	**3,314**	**433**	**1,045**	**843**	**214**	**(386)**	**5,463**
Integration-related costs							
Extraordinary items	(101)	10	(1)	(13)	(140)	128	(117)
Tax	(1,024)	(139)	(313)	(206)	22	115	(1,545)
Net charge to/(write-back from) Fund for General Banking Risks	(396)		(8)		0	(1,211)	(1,615)
Net income before goodwill amortisation	**1,793**	**304**	**723**	**624**	**96**	**(1,354)**	**2,186**

(1) The above analysis was derived in part from management information systems
(2) Banco Bisel was removed on 31.12.2001
(3) The business lines "Asset management" and "International retail banking" of Crédit Agricole Indosuez are included in Corporate and Investment banking in 2001.

Note 37.3 • Net profit by geographical region[1]

(in millions of euros)	31/12/03 Pro forma													31/12/02 Pro forma	31/12/01 Pro forma
	Net banking income	Operating expenses	Gross operating income	Risk-related costs	Operating income	Share in net profit/(loss) of equity affiliates	Net gain on fixed asset disposals	Net ordinary income (before tax)	Integration related costs	Extraordinary items	Tax	Net charge/(write-back from) Fund for General Banking Risks	Net income before goodwill amortisation	Net income before goodwill amortisation	Net income before goodwill amortisation
France (including overseas departments and territories)	19,564	(13,042)	6,522	(1,698)	4,824	12	(108)	4,728	(487)	(105)	(1,661)	208	2,683	2,980	1,556
Other European Union countries	1,731	(1,023)	708	(64)	644	139	(5)	778	(6)	(16)	(133)	(1)	622	(12)	274
Rest of Europe	596	(353)	243	(54)	189	0	0	189	(12)	(2)	(59)	0	116	213	85
North America	978	(457)	521	(178)	343	0	7	350	(2)	(12)	(29)	0	307	(3)	(184)
Central and South America	255	(167)	88	(25)	63	5	1	69	0	(2)	(23)	0	44	(75)	8
Africa and the Middle-East	478	(328)	150	(6)	144	63	1	208	0	(11)	(37)	0	160	113	38
Asia and Pacific (excluding Japan)	232	(184)	48	19	67	0	3	70	(6)	(2)	(15)	0	47	60	153
Japan	52	(38)	14	(1)	13	0	0	13	0	(1)	(6)	0	6	13	(9)
Other, aggregate														0	265
Total	23,886	(15,592)	8,294	(2,007)	6,287	219	(101)	6,405	(513)	(151)	(1,963)	207	3,985	3,289	2,186

(1) The above analysis was derived in part from management information systems.

Note 38 • Insurance activities

As required by French law, the group applies the specific accounting policies and valuation methods applicable to insurance business as set out in the French Insurance Code.

Note 38.1 • Insurance companies' investments

(in millions of euros)	31/12/03 Pro forma			31/12/02 Pro forma		
	Gross book value	Net book value	Net fair value	Gross book value	Net book value	Net fair value
1. Property investments (incl. assets in progress)	3,137	3,118	3,468	2,773	2,760	2,923
2. Equities and other variable-income securities other than mutual funds	3,782	3,727	3,739	3,373	3,340	2,906
3. Mutual funds other than those in category 4 (below)	9,076	9,070	8,684	7,676	7,672	6,438
4. Mutual funds invested exclusively in fixed-income securities	8,276	8,276	9,697	9,050	9,050	10,380
5. Bonds and other fixed-income securities	88,500	89,161	94,519	79,802	81,036	85,466
6. Mortgage loans	4	4	4	6	6	6
7. Other loans and similar items	424	424	424	435	435	435
8. Deposits with ceding companies	2	2	2	3	3	3
9. Other deposits, cash collateral deposits and other investments	1,560	1,560	1,658	131	131	138
10. Assets backing unit-linked busines	13,730	13,731	13,731	12,298	12,298	12,298
Total	**128,491**	**129,073**	**135,926**	**115,547**	**116,731**	**120,993**
Consolidation restatements		**(1,564)**			**(1,650)**	
Net book value		**127,509**			**115,081**	

Note 38.2 • Other insurance-related assets

(in millions of euros))	31/12/03 Pro forma			31/12/02 Pro forma			31/12/01 Pro forma		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Assets connected with direct insurance business	337	253	590	366	204	570	267	161	428
Assets connected with reinsurance business	207	169	376	2	160	162	1	142	143
Deferred acquisition costs	3	94	97	2	76	78	2	64	66
Technical reinsurance valuations			0			0		1	1
Unrealised foreign exchange gains			0	2		2	2		2
Other assets			0			0			0
Total	**547**	**516**	**1,063**	**372**	**440**	**812**	**272**	**368**	**640**
Consolidation restatements			**(184)**			**(149)**			**(108)**
Net book value			**879**			**663**			**532**

Pro forma consolidated financial statements

Note 38.3 • Analysis of insurance companies' technical reserves

(in millions of euros)

	31/12/03 Pro forma			31/12/02 Pro forma			31/12/01 Pro forma		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Unearned premiums reserve	2	442	444		363	363		318	318
Life reserve	104,062		104,062	94,855		94,855	86,085		86,085
Claims reserve	1,167	991	2,158	836	823	1,659	958	702	1,660
With-profits reserve	2,440	84	2,524	2,156	88	2,244	1,854	71	1,925
Equalisation reserves	23	118	141	11	117	128	22	98	120
Other technical reserves	45	415	460	1	400	401	2	311	313
Total excluding unit-linked technical reserves	**107,739**	**2,050**	**109,789**	**97,859**	**1,791**	**99,650**	**88,921**	**1,500**	**90,421**
Unit-linked technical reserves	13,702		13,702	12,299		12,299	12,940		12,940
Total technical reserves - gross	**121,441**	**2,050**	**123,491**	**110,158**	**1,791**	**111,949**	**101,861**	**1,500**	**103,361**
Reinsurers' share in technical reserves	252	164	416	97	122	219	66	95	161
Net technical reserves	**121,189**	**1,886**	**123,075**	**110,061**	**1,669**	**111,730**	**101,795**	**1,405**	**103,200**

Contracts written on the Group's behalf to match its employee liabilities represent less than 1% of total technical reserves.

Note 38.4 • Other insurance-related liabilities

(in millions of euros)

	31/12/03 Pro forma			31/12/02 Pro forma			31/12/01 Pro forma		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Liabilities for cash deposits received from ceding companies against technical insurance commitments	2	2	4		1	1		1	1
Liabilities connected with direct insurance business	386	117	503	302	77	379	313	50	363
Liabilities connected with reinsurance business	243	202	445	14	220	234	4	170	174
Technical reinsurance valuations			0			0			0
Deferred reinsurance commission income			0			0			0
Unrealised foreign exchange gains	2		2			0			0
Other technical expense and losses			0	1		1	1		1
Total	**633**	**321**	**954**	**317**	**298**	**615**	**318**	**221**	**539**
Consolidation restatements			**(68)**			**(41)**			**(26)**
Total			**886**			**574**			**513**

Note 38.5 • Breakdown of gross margin on insurance activities

(in millions of euros)	31/12/03 pro forma			31/12/02 pro forma			31/12/01 pro forma		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Gross premiums	14,803	1,495	16,298	13,318	1,285	14,603	12,896	1,127	14,023
Less: reinsurance premiums	(157)	(95)	(252)	(17)	(80)	(97)	(16)	(61)	(77)
Net premiums	**14,646**	**1,400**	**16,046**	**13,301**	**1,205**	**14,506**	**12,880**	**1,066**	**13,946**
Investment income	5,908	99	6,007	6,261	91	6,352	5,447	126	5,573
Adjustments related to unit-linked business (capital gains)	3,015		3,015	59		59	85		85
Other technical income and gains									
Underwriting and investment income	**23,569**	**1,499**	**25,068**	**19,621**	**1,296**	**20,917**	**18,412**	**1,192**	**19,604**
Claims	(6,607)	(626)	(7,233)	(6,675)	(566)	(7,241)	(5,981)	(489)	(6,470)
Less reinsurance	147	30	177	2	30	32	10	35	45
Net claims	**(6,460)**	**(596)**	**(7,056)**	**(6,673)**	**(536)**	**(7,209)**	**(5,971)**	**(454)**	**(6,425)**
Charges related to technical reserves	(7,897)	(188)	(8,085)	(4,845)	(223)	(5,068)	(5,619)	(209)	(5,828)
Less reinsurer's share in charges related to technical reserves	(2)	32	30	12	18	30	4	(2)	2
Net charges related to technical reserves	**(7,899)**	**(156)**	**(8,055)**	**(4,833)**	**(205)**	**(5,038)**	**(5,615)**	**(211)**	**(5,826)**
With-profits provision	(4,662)	(128)	(4,790)	(3,534)	(137)	(3,671)	(3,333)	(112)	(3,445)
Costs connected with investments	(553)	(18)	(571)	(996)	(20)	(1,016)	(693)	(13)	(706)
Adjustments related to unit-linked business (losses)	(2,198)		(2,198)	(2,060)		(2,060)	(1,487)		(1,487)
Other technical expense and losses									
Underwriting and investment expense	**(21,772)**	**(898)**	**(22,670)**	**(18,096)**	**(898)**	**(18,994)**	**(17,099)**	**(790)**	**(17,889)**
Gross margin on insurance activities	**1,797**	**601**	**2,398**	**1,525**	**398**	**1,923**	**1,313**	**402**	**1,715**
Consolidation restatements			**201**			**(111)**			**330**
Gross margin on insurance activities			**2,599**			**1,812**			**2,045**

Crédit Agricole Group insurance companies own securities issued by other Group companies in their investment portfolios. These securities and related income are eliminated from the consolidated financial statements. In order to present a realistic economic view of insurance activities in the consolidated statement of income, the income (€ 51 million) from these securities has been written back to the gross margin on insurance activites, to reflect interest income.

Note 39 • Integration-related costs

(in millions of euros)	31/12/03		
	Costs provided for the year	Costs expensed in the year	Total
Costs charged to income	**308**	**205**	**513**
o/w:			
• Synergy-related costs	304	70	374
• Other integration-related costs	4	135	139
Synergy-related costs charged to shareholders' equity (identifiable liabilities)	**532**	**0**	**532**
Total synergy-related costs	**836**	**70**	**906**
o/w:			
Staff costs	611	15	626
Information systems costs	56	0	56
Property-related costs	101	1	102
Other	68	54	122
	836	**70**	**906**

The integration will lead to cost savings or 'synergies', by combining business operations, spreading investment costs, pooling resources, sharing fixed costs, etc. To achieve these objectives, specific action has been or will be taken, the nature and cost of which is presented above.Other integration-related costs include costs incurred by the merger which are not directly synergy-generating, such as feescharged by advisory banks borne by Crédit Lyonnais.

Pro forma consolidated financial statements

Statutory auditors' report on the pro forma consolidated financial statements covering the period from 1 January to 31 December 2001, 2002 and 2003 (Free translation of the French original)

To the Chairman of the Board of Directors of Crédit Agricole S.A.

At your request, we have examined the pro forma consolidated financial statements covering the period from 1 January 2003 to 31 December 2001, 2002 and 2003, as attached to this report. These pro forma consolidated financial statements were prepared for purposes of comparison following the acquisition of the Crédit Lyonnais group in the second quarter of 2003.

These pro forma consolidated financial statements of the Crédit Agricole group. were prepared by the Board of Directors at its meeting of 9 March 2004 using the historical consolidated financial statements of the Crédit Agricole group as at 31 December 2001, 2002 and 2003, which were audited by us in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements.

Our audit enabled us to express an unqualified opinion on the historical consolidated financial statements of the Crédit Agricole group as at 31 December 2001, with an emphasis of matter paragraph that, without qualifying that opinion, draws attention to Notes 2.2, 2.3.7, 18 and 20 to those statements which describe the changes introduced notably in response to a request from the *Commission des Opérations de Bourse* for documentary evidence concerning the methods used to constitute the home purchase savings reserve and their impact on the financial statements as at 31 December 2001.

Our audit enabled us to express an unqualified opinion on the historical consolidated financial statements of the Crédit Agricole group as at 31 December 2002.

Our audit enabled us to express an unqualified opinion on the historical consolidated financial statements of the Crédit Agricole group as at 31 December 2003 with an emphasis of matter paragraph that, without qualifying that opinion, draws attention to Note 2.3 to those statements which describe :

- the change in accounting method resulting from the application of the preferred method of treatment of deferred expenses incurred in the issuance of debts represented by a security with effect from 1 January 2003,
- the change in accounting method resulting from application of CRC regulation 2002-03 on accounting for credit risks by institutions regulated by the *Comité de la Réglementation Bancaire et Financière*,
- the change in accounting method resulting from application of CRC regulation 2002-10 on depreciation and impairment of assets for banking and insurance activities.

These pro forma consolidated financial statements of the Crédit Agricole group were also prepared using the consolidated financial statements of the Crédit Lyonnais group for the year ended 31 December 2001, 2002 and 2003, which were audited by PriceWaterhouseCoopers Audit et Deloitte Touche Tohmatsu in accordance with the professional standards applicable in France. Those standards require that the auditors plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements.

Their audit enabled them to express an unqualified opinion on the historical consolidated financial statements of the Crédit Lyonnais group as at 31 December 2001 and 2002.

Their audit enabled them to express an unqualified opinion on the historical consolidated financial statements of the Crédit Lyonnais group as at 31 December 2003 but with an emphasis of matter paragraph that, without qualifying their opinion, draws attention to note 1 to the financial statements. That note describes the changes in accounting methods resulting from application of CRC regulation 2002-03 on accounting for credit risk and CRC regulation 2002-10 on depreciation and impairment of assets.

We conducted our examination of the pro forma financial information in accordance with professional standards applicable in France. These standards require that we review the methods for determining the assumptions on which the pro forma financial information was based, the preparation of the pro forma accounts and to perform such procedures as to enable us to assess whether these assumptions are consistent and are correctly reflected in the pro forma accounts and whether the accounting policies applied in preparing these accounts are in accordance with the accounting policies applied for the preparation of the latest consolidated financial statements of the Crédit Agricole group.

The pro forma consolidated financial statements are intended to reflect the effect of a given transaction on the historical financial information, had-this transaction or event occurred at a date earlier than the date at which such transaction or event occurred or is reasonably expected to occur. However, the pro forma financial information is not necessarily indicative of the results of operations or related effects on the financial position that would have been attained had the transaction or event occurred at a date earlier than the date at which it actually occurred or is reasonably expected to occur.

In our opinion, management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned acquisition of the Crédit Lyonnais group in the second quarter of 2003 in the pro forma accounts, and the accounting policies applied for the preparation of such pro forma accounts are consistent with the accounting policies applied in the preparation of the historical consolidated financial statements of the Crédit Agricole group.

17 May 2004

The Statutory Auditors

CABINET ALAIN LAINÉ

BARBIER FRINAULT & AUTRES
ERNST & YOUNG

Alain Lainé

Valérie Meeus

Crédit Agricole group consolidated balance sheets

for the years ended 31 December 2003, 2002 and 2001

Assets (in millions of euros)	Notes	31/12/2003	31/12/2002	31/12/2001
Cash, money market and interbank items		**177,418**	**111,359**	**95,876**
Cash, due from central banks and French postal system		15,771	12,935	6,505
Treasury bills and similar items	5, 5.1, 5.2 & 5.3	67,000	31,593	25,769
Due from banks	3, 4.1,4.2 & 4.3	94,647	66,831	63,602
Customer-related items	4, 4.1, 4.2 & 4.3	**370,895**	**266,349**	**262,403**
Lease financing	4, 4.1, 4.2 & 4.3	**13,263**	**6,863**	**6,654**
Securities		**93,089**	**63,069**	**69,366**
Bonds and other fixed-income securities	5, 5.1, 5.2 & 5.3	56,417	36,944	40,043
Shares and other variable-income securities	5 & 5.1	36,672	26,125	29,323
Insurance companies' investments	38.1	**127,509**	**85,296**	**79,692**
Reinsurers' share in technical reserves	38.3	**416**	**171**	**131**
Investments, bank premises and equipment		**17,866**	**13,946**	**13,300**
Investments in non-consolidated affiliates and other long-term securities	6, 6.1 & 9	3,581	5,336	4,374
Investments in equity affiliates	7	4,523	4,232	4,174
Intangible assets, bank premises and equipment	8 & 9	9,762	4,378	4,752
Goodwill	12	**9,983**	**1,570**	**1,810**
Other assets, sundry accounts and prepaid expenses		**64,799**	**32,172**	**34,057**
Other assets	10	45,567	19,795	18,664
Other assets related to insurance activities	38.2	879	551	496
Sundry accounts and prepaid expenses	10	18,353	11,826	14,897
Total assets		**875,238**	**580,795**	**563,289**

Liabilities and shareholders' equity
(in millions of euros)

	Notes	31/12/2003	31/12/2002	31/12/2001
Money market and interbank items		**126,873**	**70,882**	**70,307**
Due to central banks and current accounts with French postal system		291	14	23
Due to banks	13	126,582	70,868	70,284
Customer-related items		**366,960**	**270,164**	**266,674**
Special savings schemes	14, 14.1 & 14.2	183,110	144,747	139,198
Other accounts	14, 14.1 & 14.2	183,850	125,417	127,476
Debts reprensented by a security	15 & 15.1	**101,332**	**64,684**	**64,031**
Insurance companies' technical reserves	38.3	**123,491**	**84,553**	**78,019**
Other liabilities, sundry accounts and unearned income		**85,016**	**42,187**	**37,852**
Other liabilities	16	62,199	25,163	23,449
Other liabilities related to insurance activities	38.4	886	452	363
Sundry accounts and unearned income	16	21,931	16,572	14,040
Reserves and subordinated debt		**24,348**	**13,908**	**13,234**
General risks and liabilities reserves	17	6,827	3,655	4,836
Mutual security deposits		31	3	3
Subordinated debt	19	17,490	10,250	8,395
Fund for general banking risks	18	**4,559**	**4,299**	**4,128**
Minority interests	20	**4,049**	**361**	**656**
Shareholders' equity (excl. FGBR)	20	**38,610**	**29,757**	**28,388**
Share capital		5,826	4,424	4,484
Additional paid-in capital		9,448	3,951	4,356
Investment grants		129	122	113
Consolidated reserves and retained earnings		20,582	18,963	18,277
Net income for the year		2,625	2,297	1,158
Total liabilities and shareholders' equity		**875,238**	**580,795**	**563,289**

Crédit Agricole group statements of off-balance sheet items

for the years ended 31 December 2003, 2002 and 2001

(in millions of euros)	Notes	31/12/2003	31/12/2002	31/12/2001
Guarantees and commitments given	23	**207,979**	**125,376**	**101,973**
Financing commitments given		**138,667**	**73,246**	**67,290**
Banks and financial institutions		9,167	5,088	3,033
Customers		129,500	68,158	64,257
Guarantees given	23	**64,598**	**49,282**	**31,405**
Banks and financial institutions		15,651	7,072	8,121
Customers (1)		48,947	42,210	23,284
Guarantees given by insurance companies		**955**	**906**	**857**
Commitments on securities	23	**3,759**	**1,942**	**2,421**
Securities bought with repurchase option		11	1	6
Other commitments		3,748	1,941	2,415
Guarantees and commitments received		**84,069**	**50,042**	**45,200**
Financing commitments received	23	**5,384**	**5,357**	**1,774**
Banks and financial institutions		4,253	2,999	1,277
Customers		1,131	2,358	497
Guarantees received	23	**55,716**	**31,334**	**30,447**
Banks and financial institutions		18,203	4,301	4,009
Customers (1)		37,513	27,033	26,438
Guarantees received from insurance companies		**17,296**	**9,675**	**9,407**
Commitments on securities	23	**5,673**	**3,676**	**3,572**
Securities sold with repurchase option		15		73
Other commitments		5,658	3,676	3,499

(1) At 31 December 2002, these commitments include the guarantee given by Crédit Agricole Indosuez and the counter-guarantee received from the Regional Banks within the framework of the public cash and exchange offer for the capital of Crédit Lyonnais issued on 16 December 2002

Off-balance sheet commitments - other information

Foreign exchange transactions and amounts payable in foreign currencies : Note 23.1

Securitisation transactions and special purpose vehicles : Note 23.2

Financial futures transactions and other forward agreements : Notes 24, 24.1 and 24.2

Crédit Agricole group consolidated income statement

for the years ended 31 December 2003, 2002 and 2001

(in millions of euros)	Notes	31/12/2003	31/12/2002	31/12/2001
Net interest and similar income				
Interest receivable and similar income	25	27,192	28,833	28,991
Interest payable and similar expense	25	(18,367)	(21,785)	(22,556)
Income from variable-income securities	26	220	178	266
Net commission and fee income [(2)]	27	5,106	3,725	4,081
Net income from financial transactions				
Net gains (losses) income from trading transactions	29	2,720	1,799	2,502
Net gains (losses) on held for sale securities	30	384	402	911
Other net banking income		882	1,279	527
Gross margin on insurance activities [(2)]	38.5	2,323	1,253	1,501
Net income from other activities		54	43	36
Net banking income		**20,514**	**15,727**	**16,259**
Operating expenses	31	(12,367)	(9,783)	(9,922)
Personnel costs	31.1 & 31.2	(7,327)	(5,715)	(5,896)
Other operating expenses	31.3	(5,040)	(4,068)	(4,026)
Depreciation and amortisation		(831)	(722)	(779)
Gross operating income		**7,316**	**5,222**	**5,558**
Risk-related costs	32	(1,725)	(796)	(1,353)
Net operating income		**5,591**	**4,426**	**4,205**
Share of net income (losses) of equity affiliates	35	350	8	283
Net income (loss) on fixed assets	33	(69)	(94)	122
Net ordinary income (before tax)		**5,872**	**4,340**	**4,610**
Integration-related costs	39	(513)		
Net extraordinary items	36	(121)	(255)	(116)
Corporate income tax	34	(1,808)	(1,322)	(1,330)
Amortisation of goodwill		(775)	(299)	(302)
Net allowance to the fund for general banking risks		207	(171)	(1,615)
Net income before minority interests		**2,862**	**2,293**	**1,247**
Minority interests		237	(4)	89
Net income-Group share		**2,625**	**2,297**	**1,158**

(1) Crédit Agricole group acquired 97.44% of the Crédit Lyonnais group during the first half of 2003 (and 2.42% in the third quarter). Crédit Lyonnais is therefore fully consolidated by Crédit Agricole group. However, given the very short time lapse (12 days) between the date on which Crédit Agricole took control (19 June 2003) and the first-half period end, a mixed consolidation method was used for simplification. The share of net income attributable to the first half was accounted for by the equity method, while the balance sheet and off-balance sheet items were fully consolidated, as was the share of net income attributable to the second half.

(2) In 2003, there was a change in the method of accounting for intra-Group transactions relating to the life insurance business. For comparability, the 2002 figures for net commission and fee income and gross margin on insurance activities should be restated as follows:

Net commission and fee income:	3,326
Gross margin on insurance activities:	1,652

Consolidated financial statements

Note 1 • Legal and financial background Significant events in 2003

1.1 • Legal and financial background

Through its size, Crédit Agricole plays a key role in the French banking system.

It has been subject to the legislation governing all banks for some years now, and offers its customers a full range of products and services.

Crédit Agricole group comprises 2,629 Local Banks, which are grouped together by geographical region into 44 Regional Banks, together with Crédit Agricole S.A. and its subsidiaries.

The Regional Banks are cooperative societies whose legal status and operations are governed by the provisions of the French Monetary and Financial Code.

The Regional Banks are principally responsible for the Group's lending and deposit-taking activities, which can be divided into two broad categories by source of funds:

- Monetary deposits: sight and time deposits with a term of less than 2 years, gathered by the Regional Banks in their own name. Topped up where required by a proportion of the Regional Banks' own equity funds, these deposits are used by the Regional Banks to finance short and medium-term loans 'against monetary and own equity funds'. Any excess is centralised by Crédit Agricole S.A. and invested in the money markets.
- Savings and advances: savings products gathered by the Regional Banks on behalf of Crédit Agricole S.A. and carried on its balance sheet. In exchange, Crédit Agricole S.A. grants the Regional Banks subsidised or non-subsidised advances, which are then used by the Regional Banks to finance medium and long-term loans 'against advances'. These are mirror advances which match the loans made in both amount and maturity.

Crédit Agricole S.A. is a French *'société anonyme'* (joint-stock company) with share capital of 4,420,567 thousand euros divided into 1,473,522,437 registered shares of €3 nominal value following several capital increases in November 2003.

The share capital of Crédit Agricole S.A. is held as follows:

- SAS Rue La Boétie: 52.38%
- SNC Crédit Agricole Transactions: 0.84%
- Float (including employees): 45.71%

In addition, Crédit Agricole S.A. holds 15,681,762 own shares representing 1.07% of the share capital, notably acquired under share buyback programmes for the purpose of hedging stock option plans (see Notes 1.2 and 20) or share buyback commitments.

SAS Rue La Boétie is wholly-owned by the Regional Banks, and SNC Crédit Agricole Transactions is held by the Regional Banks (90%) and Segespar (10%).

Crédit Agricole S.A.'s role is to promote the business and development of the Regional Banks and the whole of the Crédit Agricole network. It is the Group's central organisation and, as such, is responsible for maintaining coherent financial relations with the outside world and in this respect, for optimising financial management of funds managed and redistributing sources of funds.

Crédit Agricole S.A. conducts all banking, finance, lending, investing, guarantee, arbitrage, brokerage and commission operations, both in France and abroad, while respecting the banking and commercial expertise specific to the Regional Banks.

As the lead institution of Crédit Agricole under the provisions of the French Banking Act of 24 January 1984, Crédit Agricole S.A. is responsible for maintaining the coherence of the network, ensuring its proper functioning, and for compliance with the legal and regulatory provisions governing it. In this respect, Crédit Agricole S.A. exercises administrative, technical and financial control over the Regional Banks. It also guarantees the liquidity and solvency of both the network as a whole and of each of its affiliated credit institutions.

Accordingly, in 2001 Crédit Agricole S.A. established a fund for liquidity and solvency banking risks, in order to fulfil its duties as lead institution in the network.

1.2 • Significant events in 2003

Acquisition of Crédit Lyonnais

At the time of Crédit Lyonnais' privatisation in 1999, Crédit Agricole S.A. acquired a 10% shareholding and became the largest shareholder in the Crédit Lyonnais 'Core Shareholder Group'. This initial step eventually led the Crédit Agricole group to make a mixed cash-and-share offer for the entire share capital of Crédit Lyonnais, on 16 December 2002.

As a result of the offer, and the subsequent compulsory buy-out which ran from 16 July 2003 to 4 August 2003, the Crédit Agricole group owned 99.86% of Crédit Lyonnais' share capital at 31 December 2003, the balance being held by the Group employee share ownership plan.

Crédit Lyonnais was fully consolidated from 1 July to 31 December 2003, in accordance with Regulations 99-07 and 2000-04 of the *Comité de la Réglementation Comptable* (CRC - French accounting regulations committee) on the consolidation of companies governed by the *Comité de la Réglementation Bancaire et Financière* (CRBF - French banking and financial regulations committee).

A mixed consolidation method was used to prepare the interim financial statements for the first half of 2003 for simplification. The share of earnings attributable to the first half was accounted for under the equity method, while the

balance sheet and off-balance items were fully consolidated at 30 June 2003.

The first-time consolidation of Crédit Lyonnais by the Crédit Agricole group gave rise to an analysis of the assets, liabilities and off-balance sheet items acquired. As a result, the following adjustments were made:

- recognition of business goodwill in the sum of €3,500 million representing Crédit Lyonnais' domestic retail banking activity;
- harmonisation of accounting methods, notably leading to an evaluation of Crédit Lyonnais' exposure to operational risk and risk relating to the home purchase savings schemes in accordance with the methods used by the Crédit Agricole group, as a result of which a transfer of €458 million was made to the Fund for General Banking Risks;
- recognition of a provision in the sum of €532 million to cover the cost of implementing synergies arising from the acquisition of Crédit Lyonnais;
- valuation of activities due to be divested at their market value.

Following these adjustments, goodwill amounted to €7,216 million and will be amortised over a period of 20 years. It may be re-estimated no later than 31 December 2004.

As part of its mixed cash-and-share offer for Crédit Lyonnais, Crédit Agricole S.A. also offered a liquidity agreement to Crédit Lyonnais employees who held stock options and did not wish to exercise them as they were still in the tax lock-up period. Under this agreement, Crédit Agricole S.A. undertook to buy any Crédit Lyonnais shares issued upon exercise of the options on the same terms as the shares acquired under the original offer. The number of Crédit Lyonnais shares that may be issued upon exercise of these options is 2,171,227.

Details of the financial impact arising from the acquisition of Crédit Lyonnais are given in Notes 8, 9,12,17, 18 and 39.

For comparability purposes, Crédit Agricole group has also prepared pro forma consolidated financial statements which include Crédit Lyonnais in full for the entire comparative period.

Acquisition of Finaref

On 26 February 2003, Crédit Agricole S.A. acquired 61% of Finaref from PPR pursuant to the agreements signed on 20 December 2002. Under the initial agreements, Crédit Agricole S.A. was due to acquire an additional 29% stake in Finaref in the first quarter of 2004, but in the event acquired a further 14.5% on 1 December 2003, taking its total interest to 75.5% at 31 December 2003. The remaining 14.5% will be acquired, as initially agreed, at the end of the first quarter of 2004.

At 31 December 2003, Finaref was fully consolidated in Crédit Agricole S.A.'s financial statements in accordance with the provisions of regulation CRC 99-07. In this respect, the analysis of assets, liabilities and off-balance sheet items had no material impact.

Stock options

Under the authority granted at the Mixed General Meeting of 22 May 2002, Crédit Agricole S.A.'s Board of Directors has established a stock option plan for executives and certain managers of Crédit Agricole S.A. and its subsidiaries. The number of shares which may potentially be granted under this plan is 4,214,500 at a price of € 14.65 each.

Furthermore, Crédit Agricole S.A. decided to harmonise the various stock option plans existing within the Group by converting the stock option plans granted by certain of its subsidiaries (Crédit Agricole Indosuez, Crédit Agricole Asset Management and Crédit Lyonnais Asset Management) into Crédit Agricole S.A. options. Accordingly, pursuant to the authority granted at the Mixed General Meeting of 21 May 2003, Crédit Agricole S.A. granted options to acquire Crédit Agricole S.A. shares to the three subsidiaries referred to above, after a cash payment equal to the capital gains generated at 31 December 2003. The number of shares which may potentially be granted under this plan is 6,263,210 at a price of € 18.09 each.

Crédit Lyonnais received 14,937,633 Crédit Agricole S.A. shares in exchange for its own shares tendered to the mixed cash-and-share offer. The Board of Directors of Crédit Agricole S.A. allocated these shares to hedge the Group's existing and future stock option plans, within the limits of the authorities granted at the relevant shareholders' meetings, and its share buyback commitments under the liquidity agreement entered into at the time of the mixed cash-and-share offer.

Note 2 • Accounting policies and consolidation methods

Note 2.1 • Accounting principles and definition of the Crédit Agricole group

Due to the common interests linking the Local Banks, Regional Banks and Crédit Agricole S.A., Crédit Agricole presents financial statements which represent the substance of its business and which are comparable with those of other major banking groups.

Under the French Banking Commission's instruction 91.06, as confirmed by Regulation CRC 99.07, a consolidating entity may be defined as a group of credit institutions affiliated to the same lead organisation which is considered to be their parent company.

After obtaining agreement from the Banking Commission in February 1997, Crédit Agricole adopted a new definition of

the Group as of that date, with the consolidating entity being the group made up of 2,629 Local Banks, 44 Regional Banks and Crédit Agricole S.A.

Note 2.2 • Accounting policies and consolidation methods

Consolidation rules

The presentation of the Crédit Agricole group's consolidated financial statements complies with the provisions of CRC regulations 99-07 and 2000-04 on the consolidation of companies governed by the *Comité de la Réglementation Bancaire et Financière* (CRBF).

Pursuant to these regulations, the following consolidation methods have been used:

- All subsidiaries engaged in banking and financial activities or related activities, over which Crédit Agricole S.A. exercises exclusive control, are fully consolidated. This includes insurance companies, *'sociétés de moyen'* (pooled-resource ventures), and property development companies.
- Deferred taxes are recognised on any identified temporary differences arising on consolidation, except in certain specific cases, where strict application of this rule would not give a fair view of the assets and financial position of Crédit Agricole group.

The financial statements of consolidated companies are restated to comply with the accounting, valuation and presentation rules used by Crédit Agricole group. As required by CRC regulation 99-07, the accounting principles and valuation rules applicable to non-banking activities have been maintained in the consolidated financial statements of Crédit Agricole group. Insurance business, for example, is consolidated according to the methods and principles set out in the French Insurance Code, and in CRC regulation 2000-05 on the consolidation of insurance companies.

2.2.1 • Scope of consolidation

The consolidated financial statements include the accounts of the Local Banks, the Regional Banks, Crédit Agricole S.A. and all companies whose consolidation has a material impact on the group's overall consolidated financial statements.

In application of the general principles set out in CRC regulation 99-07, materiality is assessed in the light of several criteria including the size of the company's earnings or shareholders' equity in relation to the earnings or shareholders' equity of the consolidated Group.

Materiality is deemed exist when the following criteria are met:

- total assets exceed to € 10 million or 1% of the assets of the consolidated subsidiary that owns the investment;
- the consolidating entity, as defined by CRC regulation 99-07 and comprising the Local Banks, the Regional Banks and Crédit Agricole S.A., directly or indirectly holds more than 20% of the voting rights.

Investments in industrial companies held as part of a financing transaction are not consolidated. This notably applies to venture capital investments or investments held under structured financing transactions.

Investments in closed property companies (SCIs) which do not meet consolidation criteria, together with loans and advances made to them, are classified as long-term investments.

Investments in dedicated mutual funds are not consolidated, following Crédit Agricole group's decision to opt for dispensation as allowed under CRC regulation 99-07. Accordingly, no sums have been reinvested in mutual funds of this type in existence at 31 December 1999, and a commitment has been made to sell or close down these mutual funds no later than the end of 2004.

Similarly, in compliance with CRC regulation 2000-05 on the consolidation of insurance companies, Crédit Agricole group does not consolidate mutual funds held under exclusive control of insurance companies, to the extent that they serve to back liabilities to policyholders.

The resulting scope of consolidation satisfies the criteria laid down in French banking regulations.

2.2.2 • Consolidation methods

- Companies under the Group's exclusive control are fully-consolidated. Exclusive control is defined as the power to direct the company's financial and operational policies. Full consolidation consists of eliminating the book value of the shares held in the consolidating company's financial statements and aggregating all assets and liabilities carried by the consolidated companies, determining and separately identifying the value of the minority interests in their net assets and earnings.
- Companies over which the Group exercises significant control are accounted for by the equity method. Significant influence is defined as the power to influence but not control a company's financial and operational policies. The equity method consists of eliminating the book value of the shares held in the consolidating company's financial statements and accounting for its interest in the underlying net assets and results of the companies concerned.
- Companies over which the Group exercises joint control are proportionally consolidated. Joint control is defined as sharing control over a company operated jointly by a

limited number of partners or shareholders such that the company's financial and operational policies are the result of agreement among them. Proportional consolidation consists of eliminating the book value of the shares held in the consolidating company's financial statements and aggregating a proportion of the assets, liabilities and results of the company concerned representing the consolidating company's interest.

The specific accounting principles applicable to insurance business have been maintained in the consolidated financial statements, leading to the following rules of presentation:

Balance sheet items

- **'Insurance companies' investments'** comprise all investments booked as assets by consolidated insurance companies, together with any accrued interest, amortised discounts and premiums on securities, and accrued rental income;
- **'Other insurance-related assets'** comprise assets connected with direct insurance business, assets connected with reinsurance business, technical reinsurance valuations, deferred acquisition costs, and unrealised foreign exchange losses carried by consolidated insurance companies;
- **'Reinsurers' share in technical reserves'** comprises the share of technical reserves carried by consolidated insurance companies attributable to cedants and retrocessionnaires;
- **'Insurance companies' technical reserves'** comprise all gross technical reserves carried by consolidated insurance companies;
- **'Other insurance-related liabilities'** comprise cash deposits received from cedants and retrocessionnaires against technical insurance commitments, liabilities connected with direct insurance business, liabilities connected with reinsurance business, technical reinsurance valuations, deferred reinsurance commission income and unrealised foreign exchange gains carried by consolidated insurance companies.

Other balance sheet items carried by consolidated insurance companies are added to the relevant asset and liability categories in Crédit Agricole group's balance sheet.

Off-balance sheet items

Off-balance sheet items comprise guarantees received and given by the consolidated insurance companies, with the exception of assets belonging to provident insurance institutions or held on behalf of third parties. These commitments are recorded under 'Guarantees relating to insurance business' given or received.

Profit and loss items

Gross margin in insurance activities comprises the following items:

- earned premiums or subscriptions;
- claims expense, net of cessions and retrocessions (including changes in provisions and policyholders' with-profits entitlement, excluding administrative expenses);
- net income from allocated investments.

Since 2002, new regulations on the consolidation of insurance companies require policy acquisition costs to be deferred over a period commensurate with unearned premium reserves. However, as these regulations have no material impact on either earnings or net assets, the group has not recognised any deferred acquisition costs.

For other expenses and income, banking rather than insurance classifications are used. As an exception to this rule, amortisation charges and movements in reserves against insurance companies' investments are maintained in the calculation of gross margin in insurance activities.

2.2.3 • Consolidation adjustments and eliminations

The Group makes all material adjustments required to ensure the application of consistent accounting policies in the consolidated financial statements.

Crédit Agricole internal transactions affecting the consolidated balance sheet, off-balance sheet items and profit and loss statement are eliminated, as is the provision for risk of loss connected with Crédit Agricole's internal mechanisms for managing the home purchase savings scheme booked in Crédit Agricole S.A.'s company financial statements.

Capital gains or losses arising from intra-Group asset transfers are eliminated. However, justifiable losses are recognised in the consolidated financial statements and capital gains on the disposal of assets at reference prices determined independently of the group are treated as revaluation surpluses, as are capital gains arising on mergers between certain Regional Banks.

Special tax-allowable reserves are reclassified to reserve accounts and profit and loss, net of any deferred tax. Crédit Agricole group maintains its Fund for General Banking Risks in the consolidated financial statements.

Treasury shares are eliminated on consolidation in accordance with the provisions of CRC regulation 99-07.

2.2.4 • Translation of subsidiaries' financial statements expressed in foreign currencies

Financial statements of subsidiaries expressed in foreign currencies are translated into euros as follows:

- balance sheet items other than components of shareholders' equity are translated at the year-end closing rate;
- components of shareholders' equity are translated at historical rates;
- expenses and income items are translated at the average rate for the period.

Any gains and losses arising as a result of differences between historical or average and year-end rates are booked to 'Foreign exchange translation adjustments' under 'Consolidated reserves and retained earnings'.

2.2.5 • Goodwill

Goodwill is the difference between the purchase price of a company and the fair value of the identifiable assets and liabilities acquired as at the date of the transaction. Goodwill is not recognised upon first-time consolidation of subsidiaries formed by the Group.

The amortisation period for goodwill recognised on Crédit Agricole group subsidiaries depends on the activity and geographical location of the company acquired, and the expected return on investment at the time of acquisition. Amortisation periods used vary between five and twenty years. Negative goodwill is recorded under 'Reserves for liabilities and charges'.

2.2.6 • Deferred tax

2.2.6.1 • General principles

Deferred tax arises from timing differences between the recognition of income and expense items for financial reporting and tax purposes and from consolidation adjustments. The liability method of accounting for deferred taxes is used to determine the impact on the income statement. For reasons of prudence, the deferred tax asset arising on tax loss carryforwards is not recognised unless there is a strong probability of its recovery against future taxable income. Deferred tax takes account of the 3% and 3.33% surcharges applicable for 2003 and subsequent years and the probable date of tax payments. Where appropriate, the existence of a group tax relief agreement is taken into account when calculating the tax position of consolidated entities. The net deferred tax credit is booked to the balance sheet under 'Sundry accounts and unearned income and other liabilities.

2.2.6.2 • Main constituent items

The main items constituting deferred tax are:

- deferred tax charges: unrealised gains on leasing transactions, special tax-allowable reserves, accrued income on available-for-sale securities, unrealised losses on mutual funds valued at market prices for tax purposes, and deferred profit and subsidies;
- deferred tax credits: depreciation, amortisation and provision expenses deductible in subsequent periods, and unrealised gains on mutual funds.

2.2.6.3 • Dividend taxes

The deferred tax charge arising in connection with the distribution of intra-group dividends known at the closing date comes under the rules governing dividends paid to 'parent companies' by their subsidiaries. The amounts concerned are not material and therefore no deferred tax liability is recognised in this respect. However, deferred tax is recognised in respect of corporate income tax payable on the compulsory distribution of earnings of SICOMIs (industrial and commercial property leasing companies). No provision is made in the consolidated financial statements for any tax payable in the event of distribution of the retained earnings of subsidiaries and affiliated companies, as any undistributed earnings are deemed to be permanently invested.

The additional tax charge payable in the event of distribution of long-term capital gains reserves (which are taxed at a special long-term rate) is not provided for as it is not the Group's policy to distribute these gains.

2.2.7 • Leasing transactions

Amounts outstanding, income and expenses arising from leasing transactions are presented separately in the financial statements and are accounted for using 'financial' accounting methods. Unrealised reserves, representing the excess of book depreciation over the true underlying financial amortisation of the capital invested, are written back to consolidated assets under 'Lease financing'. The net change in these reserves is booked to profit and loss, net of the related deferred tax effect. Property held by consolidated entities under financial leases with purchase option is classified on the balance sheet under 'Intangible and tangible fixed assets'.

2.2.8 • Other items

2.2.8.1 • Preliminary expenses

Preliminary expenses (e.g. company setting-up costs) are expensed in the year incurred, including for tax purposes.

2.2.8.2 • Bond issue expenses

Since 1 January 2003, Crédit Agricole group has applied the benchmark treatment for bond issue expenses as set out in paragraph 300 of regulation 99-07 of 24 November 1999, which requires their deferral over the life of the securities issued.

2.2.8.3 • Depreciation

Accelerated depreciation allowable for tax purposes is not restated if justifiable on economic grounds.

2.2.8.4 • Revaluation differences

Deferred tax is not recognised on revaluation differences arising on consolidation where there is no intention to sell the assets concerned.

Note 2.3 • Significant accounting policies

Transactions are booked in compliance with the accounting principles applicable to banks.

The main changes in accounting methods with respect to the previous year are as follows:

- As of 1 January 2003, Crédit Agricole group has applied regulation CRC 2002-03 of 12 December 2002 on the accounting treatment of credit risk by companies governed by the CRBF, along with the various statements and opinions issued by the CNC's *Comité d'Urgence* (urgent issues task force):
  - CNC statement of 21 November 2003 on the accounting treatment of loans restructured on off-market terms;
  - CNC *Comité d'Urgence* opinion 2003-G of 18 December 2003 on the transfer of doubtful debts to bad debts as set out in CRC regulation 2002-03.

In the case of loans restructured on off-market terms, Crédit Agricole group has identified all significant discounts and ensured either that they have been properly recognised (in accordance with regulation CRC 2002-03) or that they have been fully provided for (in accordance with the CNC statement of 21 November 2003). Concerning the benchmark treatment, that is recognition of a discount, the impact of this change of method amounted to the sum of € 24 million and was charged directed to shareholders' equity. This rule principally concerns consumer finance loans restructured under the "Neiertz Act". Furthermore, discounts fully covered by provisions are not material. Finally, impairment provisions are booked where required for London Club loans which are classified as doubtful debts, principally to cover counterparty risk and discounts.

- Crédit Agricole group has decided not to opt for early application of CRC regulation 2002-10 of 12 December 2002 on asset depreciation and impairment. However, under the transitional measures provided for in this regulation, which are set out in detail in regulation CRC 2003-07, the Group applies component accounting for all its tangible fixed assets. However, the Group's insurance subsidiaries have opted to take provisions for major repairs during the transitional period, pending harmonisation of the position in this respect. This application of this regulation had no material impact during 2003.
- Since 1 January 2003, Crédit Agricole group has applied the benchmark treatment for bond issue expenses as set out in paragraph 300 of regulation 99-07 of 24 November 1999, which requires their deferral over the life of the securities issued. The impact of this change in method amounts to € 139 million, and has been booked to shareholders' equity.
- Since 1 January 2003, the Group's insurance subsidiaries have applied CRC regulation 2002-09 of 12 December 2002 on the recognition of financial futures by companies governed by the insurance code. The first-time application of this regulation had no material impact on Crédit Agricole group's financial statements.

2.3.1 • Loans and financing commitments

Loans and advances to banks and customers are governed by CRC regulation 2002-03 of 12 December 2002 on the accounting treatment of credit risk by companies governed by the CRBF. They are broken down by original repayment term and by certain specific characteristics:

- demand or time loans for interbank items;
- discounted bills, other loans and current accounts for customer items. As required by the regulations, customer items include transactions with financial institutions other than banks.

Subordinated loans and repurchase agreements are included under the various categories of loans and advances according to counterparty type (banks or customers).

Accrued interest is recognised in the balance sheet under the appropriate category of loans and advances and booked to profit and loss as interest and similar income.

Commitments booked as off-balance sheet items comprise irrevocable guarantees and undertakings to provide financing which have not given rise to a movement of funds.

The implementation of CRC regulation 2002-03 on the accounting treatment of credit risk prompted Crédit Agricole group to create new categories of loans and advances. They are now classified either as performing loans, doubtful debts or bad debts.

Performing loans

Performing loans are those that do not carry any identified credit risk. A credit risk is identified when it becomes probable that the borrower will be unable to repay all or part of the sums due in accordance with initial contract terms, notwithstanding the existence of any guarantees or collateral.

Bad and doubtful debts

Loans and advances of all kinds, even those which are guaranteed, are classified as bad or doubtful if they carry an identified credit risk arising from one of the following events:

- The loan or advance is at least three months in arrears (six months for mortgage loans and property leases and nine months for loans to local authorities, to take account of their specific characteristics). The only exceptions to this rule are where specific circumstances show that the arrears are due to factors unrelated to the borrower's financial position.
- The borrower's position is such that an identified risk exists regardless of whether the loan or advance is in arrears. This is particularly the case when the bank becomes aware, for example through an alert procedure, that a borrower is experiencing financial problems which could result in non-recovery.
- The bank and borrower are in legal proceedings, such as overindebtedness procedures, receivership, compulsory liquidation, personal bankruptcy or international arbitration procedures.

Loans may be moved from doubtful to performing if regular payments resume in accordance with the original schedule. When a loan is recorded as doubtful, all other loans or commitments relating to that borrower are also recorded in their entirety as doubtful debts notwithstanding the existence of any guarantees or collateral. This rule does not apply to loans affected by occasional disputes which are unrelated to the borrower's in solvency, nor to credit risk which depends upon the solvency of a third party and not that of the borrower.

Doubtful debts

All doubtful loans and advances which do not fall into the bad debt category are classified as doubtful debts.

Bad debts

In cases where the borrower's solvency is such that after a reasonable period in the doubtful category, there is no prospect of the loan being moved back to the performing category, it is classified as a bad debt. Loans are classified as bad debts when they become accelerated as a result of certain events, or in the case of leasing contracts, upon cancellation. For loans and advances with an unspecified maturity, debts become payable when the bank terminates its relationship with the counterparty in accordance with the contract terms. Loans must be classified as bad debts no later than one year after being downgraded to doubtful debts, except in cases where they are covered by guarantees which are deemed to be adequate or where repayments have been made which indicate that the debts are not bad.

If, once a debt has been moved back to the performing category, a borrower fails to comply with the repayment schedule, the debt is immediately reclassified as a bad debt. Interest is suspended once a loan has been classified as a bad debt.

Crédit Agricole group has defined restructured loans as loans to borrowers experiencing financial difficulties prompting the bank to alter the initial terms (maturity, interest rate etc.) to enable the borrower to comply with the repayment schedule. As a result, Crédit Agricole group has decided to exclude the following from restructured loans:

- loans which have been renegotiated on a commercial basis with borrowers where there is no insolvency risk;
- loans whose theoretical repayment schedule has been altered by the exercise of an option or legal provision included in the initial contract (such as a repayment holiday or maturity extension).

Reserves for bad and doubtful debts

A reserve is taken as soon as a debt is classified as doubtful. Reserves are deducted from the amount of the loan outstanding, except for those against off-balance sheet commitments, which are recognised as a liability.

Sufficient reserves are taken to cover all projected losses arising from bad and doubtful debts. In accordance with CRC regulation 2002-03 of 12 December 2002 on the accounting treatment of credit risk by companies governed by the CRBF, Crédit Agricole group has opted to postpone – until 1 January 2005 – application of the discounted cash flow method described in paragraph 13 of the regulation when determining the reserve. Reserves are adjusted at the end of every quarter and updated on a permanent basis depending on the perceived change in risk. The market value of any collateral is measured on a prudent basis, depending on its nature.

In the case of a pool of consumer loans with similar characteristics, the reserve may be calculated on the basis of a statistical evaluation of the risk of non-recovery for each homogeneous group of assets, using actual historical loss data and actual or anticipated changes likely to alter the actual loss probability.

Other provisions for credit risk

Provisions for unallocated borrower risks, such as sector provisions (including country-risk reserves) and general loan provisions, are recorded as a liability under provisions for liabilities and charges. They are intended to cover precise risks where there is a statistical or historical probability of partial non-recovery of loans which are not classified as bad or doubtful debts.

2.3.2 • Subsidised loans

Under French government measures to support the agricultural sector through subsidised medium and long-term financing, the government pays Crédit Agricole S.A. the difference between its cost of funds and the subsidised lending rate.

Subsidies received on account from the government during

the year and the balance between amounts received on account and the estimated amount of subsidies due for the year are booked to 'Interest and similar income'.

The subsidy system is periodically reviewed by the government.

The current method of calculation has eliminated the timing difference that previously existed between the notional cost of funds used to calculate subsidies due and the actual cost recorded in the financial statements. The residual balance due under the old system was recognised in the balance sheet as an asset and written back gradually to income.

In addition, other banks have also been entitled to distribute government-subsidised farming loans since 1 January 1990. The competitive subsidy is equal to the difference between the winning bid rate and the borrower's lending rate, over the full life of the subsidised loan.

2.3.3 • Investments and securities

Crédit Agricole group applies CRBF regulation 90-01 as amended by CRC regulation 2000-02 for:

- French and foreign securities
- Treasury bills
- Negotiable debt securities issued in France or abroad
- Negotiable promissory notes.

Securities are presented in the financial statements by asset class: treasury bills and other public sector securities, bonds and other fixed-income securities (negotiable debt securities and other money market instruments), and equity shares and other variable-income securities. In accordance with French banking regulations, they are classified into the following categories: trading securities, available-for-sale securities, held-to-maturity securities, portfolio securities, other long-term securities, and investments in non-consolidated subsidiaries and associated companies.

As of 1 January 2003, Crédit Agricole group has applied CRC regulation 2002-03 on the measurement of credit risk and recognition of provisions against fixed-income securities.

2.3.3.1 • Trading securities

These are securities traded on a liquid market, which are bought with the intention of reselling them in the near future. They also include securities held for more than six months in connection with market-making activities or hedging and arbitrage transactions. Trading securities are carried at cost (including any accrued income). They are marked to market at each closure of accounts and any unrealised gains or losses. are booked to profit and loss under net income (loss) from trading transactions. When trading securities are reclassified as available-for-sale or held-to-maturity securities, they are marked to market on the day of transfer.

2.3.3.2 • Available-for-sale securities

This category comprises securities which are bought with the intention of holding them for more than six months, except for fixed-income securities bought with the intention of holding them until maturity. The bulk of the Group's available-for-sale securities comprise bonds denominated in euros and foreign currencies, and investments in mutual funds and investment funds.

• Bonds and other fixed-income securities

Interest on bonds is recognised on an accrual basis under 'Interest and similar income – bonds and other fixed-income securities'. Any premium or discount is amortised over their residual life, except for interbank securities which are amortised on an actual basis.

• Shares and other variable-income securities

On their acquisition date, equity shares are stated at cost, excluding purchase expenses. Dividend income is booked to the income statement under 'Income from shares and other variable-income securities'. Income from mutual funds and investment funds are booked to the same heading on a cash basis.

At the year-end, available-for-sale securities are valued on a line-by-line or homogeneous group of assets basis at the lower of cost or fair value (e.g. market value in the case of listed equities) and a provision for impairment taken where necessary. Unrealised capital gains are not recognised. The net impairment provision, together with realised gains or losses on disposal, are booked to profit and loss under 'Net gain/(loss) on securities transactions'. Disposals are deemed to be made on a first-in, first-out basis.

2.3.3.3 • Equity portfolio securities

As defined by CRC regulation 2000-02, equity portfolio securities comprise investments purchased with the intention of realising a medium-term capital gain, but with no intention of investing in the business on a long-term basis and taking an active part in its management. Equity portfolio securities must be purchased on a regular basis as part of a structured activity with the intention of achieving a recurring return, principally from capital gains on disposals.

In principle, equity portfolio securities are variable-income securities. They are valued on a line-by-line basis and stated at the lower of cost or fair value, determined by taking account of the issuer's general prospects and the forecast holding period. Listed securities are valued using a multi-criteria approach, including average share price for the past 3 months, estimated share price on a 6-month horizon and discounted cash flow. Accordingly, changes in market prices do not necessarily affect their carrying value.

The net impairment provision, together with realised gains or losses on disposal, are booked to profit and loss under 'Net gain/(loss) from securities transactions'.

2.2.3.4 • Held-to-maturity securities

These are fixed interest securities bought with the intention of holding them over the long term, in principle until maturity.

On their acquisition date, they are booked at cost, excluding accrued interest, and matched by financing with the same interest rate and maturity date. When the interest rate or maturity date matching no longer satisfies the rules set by the *Commission Bancaire,* they are reclassified as available-for-sale securities.

The difference between cost and redemption price is amortised over the residual life of the security.

No provision for impairment is taken when the market value is lower than cost. However, in accordance with CRC regulation 2002-03 on the measurement of credit risk, a provision is taken if the issuer of the securities is considered to be at risk.

2.3.3.5 • Other long-term securities

Other long term securities comprise shares and similar securities acquired with the intention of building an ongoing business relationship with the issuing company, but with no influence over its management due to the small percentage holding represented by its investment.

These securities are accounted for on a line-by-line basis and they are stated at the lower of cost or use value. Use value is the amount the company would be prepared to pay for the shares had it to purchase them for the intended purpose. Use value may be based on a variety of factors such as the profitability of the business and future earnings outlook, net assets, general state of the economy, or the average market price for its shares over the last few months. The net impairment provision, together with realised gains or losses on disposal, is booked to profit and loss under 'Net gain/(loss) on fixed asset disposals'.

2.3.3.6 • Investments in non-consolidated affiliates and associated companies

This category comprises securities whose long-term ownership contributes to the Group's business.

On their date of acquisition, they are stated at historical cost (purchase price excluding related expenses or use value of assets acquired for shares). At the year-end, they are valued at the lower of cost and use value and a provision for impairment taken where applicable, based on a case-by-case analysis taking account of market price or net assets, any unrealised capital gains and the company's general prospects.

The net impairment provision, together with any realised gains or losses on disposal, is booked to profit and loss under 'Net gain/(loss) on fixed asset disposals'.

2.3.3.7 • Securities bought or sold under repurchase agreements

Delivered securities sold under repurchase agreements are retained on the balance sheet and the amount received from the purchaser is recognised in the balance sheet as a liability. Delivered securities bought under repurchase agreements are not carried on the balance sheet, although the amount paid to the vendor is recognised in the balance sheet as an asset.

These securities are accounted for in accordance with the rules governing the category to which they belong.

2.3.4 • Demand and time liabilities

Amounts due to banks and customers are classified according to their initial term and/or the nature of the liability:

- demand or time deposits for bank items
- special savings accounts and other accounts for customer items (which include amounts due to financial institutions other than banks).

These accounts include repurchase transactions classified by counterparty.

Accrued interest is recognised in the balance sheet under the appropriate category of accounts and deposits and booked to profit and loss as interest and similar expense.

2.3.5 • Debt represented by a security

Debt represented by a security in issue are presented according to type of security, i.e. interest-bearing notes, interbank and other negotiable debt securities, and bonds (other than subordinated notes, which are booked under 'Provisions and subordinated debt'. Accrued interest is recognised in the balance sheet and the corresponding sum booked to profit and loss as interest and similar expense. Issue premiums or discounts on bond issues are deferred and amortised over the term of the bonds. The amortisation charge is booked to profit and loss under 'Interest and similar expense - bonds and other fixed-income securities'. Since 1 January 2003, Crédit Agricole group has applied the benchmark treatment for bond issue expenses as set out in paragraph 300 of regulation 99-07 of 24 November 1999, which requires their deferral over the life of the securities issued. The impact of this change in method has been booked to shareholders' equity.

2.3.6 • Reserves for liabilities and charges

Crédit Agricole group applies the provisions of CRC regulation 2000-06 on liabilities for the treatment and valuation of reserves for liabilities and charges covered by the regulation.

Reserves for liabilities and charges include reserves for risks connected with financing commitments, retirement and early retirement benefits, litigation, future expenses connected with pooling the Crédit Agricole group's resources, sector risk and other miscellaneous items. They also include reserves for country risk, based on an analysis of the different types of transaction, the term and nature of commitments (e.g. loans and advances, securities and market products), and the country's credit rating.

All risks are reviewed on a quarterly basis.

In certain cases, Crédit Agricole group has partially hedged its reserves against foreign currency exposure by purchasing foreign currencies in order to limit the effect of exchange rate fluctuations on reserve levels.

Reserves for liabilities and charges also include a reserve for retail credit risk, measured as the difference between the average risk recorded in the past and the risk observed during the current year, based on statistics specific to each Regional Bank.

Lastly, reserves for liabilities and charges include provision for operational risk arising from shortcomings in the design, organisation and implementation of procedures for recording information in the accounting system and more generally in the information systems for all events related to the Group's business operations. The risk is substantial in the case of payments processing.

2.3.7 • Fund for General Banking Risks

Each Crédit Agricole entity establishes a Fund for General Banking Risks at the discretion of its managers, in order to provide against possible contingencies arising in the conduct of their banking business. The amounts set aside in the fund are adjusted through the income statement to reflect actual experience.

In view of the magnitude of the potential risk to future operations arising in connection with the home purchase savings scheme commitments, Crédit Agricole group has established a specific fund for general banking risks to cover its exposure. The method of constituting the fund has been reviewed, notably at the request of the *Commission des Opérations de Bourse*. The fund (see Note 18) is constituted during the saving phase and computed on the basis of the theoretical amount of the loan that may be granted at the end of each scheme. A 'potential loss rate' is applied to this theoretical amount, representing the difference between the anticipated market rate and the cost of funds.

The potential loss rate is calculated according to the type of funds collected and is re-estimated at each balance sheet date in the light of changes in the variables used in the calculation. Reserves are reversed according to the theoretical repayment schedule for the resulting loans (i.e. four years for home purchase savings accounts, and six years for home purchase savings plans).

The Fund for General Banking Risks also includes:

- the portion of the reserve for credit risk which cannot be adequately justified by business sector;
- a provision for operational risk to supplement that taken under reserves for liabilities and charges;
- a Fund for Liquidity and Solvency Banking Risks to enable Crédit Agricole S.A. to discharge its duties as central body of the Crédit Agricole network.

2.3.8 • Financial instruments

Trading and hedging transactions in interest rate, currency and equity instruments are treated in accordance with CRC regulations 88-02 and 90-15 as amended. Commitments relating to these items are booked as off-balance sheet items at their nominal value. Gains and losses are booked according to the type of instrument and the purpose of the transaction:

• Hedging transactions

Any gains or losses on hedging transactions are booked to profit and loss symmetrically with the income or expense arising on the hedged item, under the same headings. Income and expense arising on macro-hedges against overall interest-rate risk are booked to profit and loss under '*Interest and similar income* (expense) - *Other interest* income (expense)'. Unrealised gains and losses are not recognised.

• Trading transactions

Financial instruments traded on organised or similar markets, or included in the trading securities portfolio (as defined by CRC regulation 90-15 as amended) are marked to market at the balance sheet date. Realised and unrealised gains and losses are booked to profit and loss according to the type of transaction either as 'Net trading gains/(losses) – Securities and derivatives,' or 'Net trading gains/(losses) – Foreign exchange'. Gains or losses on instruments traded on markets with limited liquidity and on isolated open positions are booked either at maturity or on an accrual basis according to the type of instrument. A provision is made at the year end to cover any unrealised losses.

2.3.9 • Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies, and currency futures bought or sold for hedging

Consolidated financial statements

purposes recorded as off-balance sheet items, are translated at year-end exchange rates.

Capital funds allocated to branches, fixed assets in offices abroad, available-for-sale securities, held-to-maturity securities and investments in subsidiaries and associated companies denominated in foreign currencies bought against euros are translated at the rate prevailing on the transaction date.

Foreign exchange gains or losses are only booked to profit and loss in the case of available-for-sale securities. However, a provision may be made where the value of foreign investments is impaired due to long-term depreciation of foreign currencies.

Expense and income items are translated at the rate prevailing on the transaction date. Accrued expenses and income are translated at year-end rates.

At the balance sheet date, forward currency transactions are valued at the forward rate for the currency and maturity concerned. Gains or losses are booked to profit and loss under 'Net trading profits/(losses) – Foreign exchange'.

2.3.10 • Tangible fixed assets

Crédit Agricole group has decided not to opt for early application of CRC regulation 2002-10 of 12 December 2002 on asset depreciation and impairment. However, as of 1 January 2003, it has applied component accounting for all tangible fixed assets, as provided for under the regulation's transitional measures, the details of which are set out in regulation CRC 2003-07 of 12 December 2003.

Crédit Agricole group applied the CNC's *Comité d'Urgence* 2003-E interpretations of 9 July 2003 concerning first-time application of these transitional methods. The Group opted for the method of reconstituting the historical cost of components, which consists not only of reconstituting their actual historical cost, but also the depreciation that should have been applied regardless of the asset's net book value.

The Group's insurance subsidiaries have opted to take provisions for major repairs rather than apply component accounting, pending harmonisation of the position in this respect.

Land is stated at cost. Buildings and equipment are stated at cost less accumulated depreciation and impairment provisions. Purchased software is stated at purchase price less accumulated depreciation and impairment provisions. Proprietary software is stated at cost less accumulated depreciation and impairment provisions.

Fixed assets are amortised over their estimated useful life. The following components and depreciation periods have been adopted by Crédit Agricole group following the application of the transitional measures on component accounting for fixed assets. These depreciation periods are adjusted according to the type of asset and its location.

Component	Depreciation period
Land	Not depreciable
Structural works	30-80 years
Non-structural works	20-40 years
Plant and equipment	10-25 years
Fixtures and fittings	5-15 years
Computer equipment	4-7 years (accelerated or straight-line)
Specialist equipment	4-5 years (accelerated or straight-line)

Exceptional amortisation charges corresponding to tax-related depreciation and not to any real impairment in the value of the asset are cancelled in the consolidated financial statements.

2.3.11 • Revaluation of assets

The legal revaluation of assets in 1978 had no material impact on the individual financial statements of Crédit Agricole group entities. Other revaluations (notably in the case of merger) have not been restated and any surplus is recorded under revaluation reserves.

2.3.12 • Preliminary expenses

Preliminary expenses (e.g. company setting-up costs) are expensed in the year incurred, including for tax purposes.

2.3.13 • Employee profit-sharing and incentive schemes

Costs relating to the statutory employee profit-sharing scheme are booked to profit and loss in the year the rights accrue to employees. An incentive scheme for employees was introduced on 28 June 1999. The costs of both schemes are booked to 'Personnel costs'. A deferred tax credit is recognised resulting from the timing difference between recognition of these expenses for accounting purposes and for tax purposes (the following year).

2.3.14 • Retirement benefits

Those companies which are not covered by a specific insurance plan take a reserve for retirement benefits under 'Reserves for liabilities and charges'. The reserve is computed on the basis of the vested rights of employees (based on the number of years service and reference salary), the probability of the employee being employed by the Group on the entitlement date (based on life expectancy and employee turnover) and the discount rate applied.

The retirement benefit liability at 31 December 2003 takes account of the impact of the French Pensions Reform Act 2003-775 of 21 August 2003 (the 'Fillon Act'). Due to the late release of CNC *Comité d'Urgence* statement 2004-A of 21 January 2004 on the accounting treatment of changes to

retirement benefits resulting from the application of the Fillon Act, and the fact that Crédit Agricole Group has decided not to opt for early application of CNC recommendation 2003-R-01 on the recognition and measurement of retirement and similar benefits, the impact of the Fillon Act has been entirely booked under extraordinary items in 2003 as the group takes the view that this represents a change in estimate. The impact is not material.

2.3.15 • Pension schemes

French employers contribute to a variety of compulsory pension schemes. Scheme assets are managed by independent organisations and Crédit Agricole group companies have no liabilities in this respect other than their ongoing contributions.

Certain Group companies are liable to pay supplementary pension benefits. A provision is made calculated on the basis of the company's actuarial liability and booked under 'Reserves for liabilities and charges'.

2.3.16 • Extraordinary items

Extraordinary items comprise all income and expenses which do not form part of the Group's ordinary operations due to their nature, size or incidence.

2.3.17 • Crédit Lyonnais integration-related costs

These costs include costs already incurred in 2003, together with provisions for projected future costs.

Provisions taken at the end of 2003 satisfy the recognition and measurement criteria set out by CRC regulation 2000-06 on liabilities and more particularly restructuring provisions.

A breakdown of costs incurred and provisions booked at the end of the financial year by major category (staff costs, property, IT and other) can be found under Note 39 of the notes to Crédit Agricole group's consolidated financial statements.

2.3.18 • Off-balance sheet items

The published statement of off-balance sheet commitments does not require disclosure of commitments in respect of financial futures or foreign exchange transactions, or details of commitments received in respect of treasury bills and similar securities or other securities deposited as collateral. However, these items are disclosed in a note to the Crédit Agricole group consolidated financial statements.

Note 2.4 • Scope of consolidation

2.4.1 • Change in scope of consolidation

At 31 December 2003, the scope of consolidation encompassed 2,629 Local Banks, 44 Regional Banks, Crédit Agricole S.A. and 301 subsidiaries and associates, compared with 280 at 31 December 2002.

The main movements during the year were as follows:

I / Additions:

Newly-formed companies:

- Nonghyup-CA (formerly NACF - CA Investment Trust Management Co)
- CA Preferred Funding LLC
- CA Indosuez Luxembourg (following the breakup of CAI Luxembourg)
- CA Invest. Services Banque Luxembourg (following the breakup of CAI Luxembourg)
- CA Alternative Investment Products Group SGR (C.A A.I.P.G Sgr)
- SNC Haussmann Anjou
- Sacam Développement
- SNC Courcelles
- Belgium CA SAS
- GIE Attica
- CAI Private Banking Italia Spa

New acquisitions or acquisitions of additional shares:

- Crédit Lyonnais group
- Finaref SA
- Finaref Assurances
- Argence Investissement SAS
- Finaref Benelux
- Finaref Risques Divers
- Finaref Vie
- Finaref Group AB
- Finaref Sverige AB
- Finaref Securities AB
- Finaref AS (formerly Ellos Finans A/S)
- Finaref OY (formerly Ellos Finans Oy)
- GEIE Argence Management
- GEIE Argence Développement
- Space Reinsurance Company Limited
- Space Holding (Ireland) Limited
- Space Lux
- Finaref Life Limited
- Finaref Insurance Limited
- Banque Finaref (formerly Banque Finaref ABN AMRO)
- Argence Gestion Assurances
- S.A. Crédit Agricole (Belgium)
- Vendôme Courtage

Consolidated financial statements

Application of materiality threshold:

- EFL Services
- Korea 21st Century TR
- CAI BP Holding
- CAI Derivatives Products PLC
- Equalt Convertible Arbitrage Fund (ECA)
- Equalt Pair Trading Fund (EPT)
- Equalt Statistical Arbitrage Fund (ESA)
- Equalt Fixed Income Arbitrage Fund (EFIA)
- Equalt Systematic Futures Fund (ESF)
- Equalt Core Macro Fund (ECM)

II / Removals:

Sale to non-Group companies:

- Camnord Investissement

Application of materiality threshold or discontinuation of business:

- CA Asset Management US Advisory Services
- PT Bank Crédit Agricole Indosuez
- Crédit Agricole Indosuez Luxembourg (breakup of CA Indosuez Luxembourg and CA Invest. Services Banque Luxembourg)
- Liberty View C. Management (LVCM)
- Liberty View Alternative (LVAA)
- IWICS Derivatives
- Indian 21st Century Fund (Mauritius)
- Bersol
- CPR USA Inc (INCO)
- Indosuez WI Carr Financial Products
- Sigevam
- CAL Maurice
- Logitaine

Merger with or absorption by another Group company:

Mergers

- Ligérienne Mobillière de Placement with Compagnie Française de l'Asie (CFA)
- SCT de Brunoy with SCT de Mer (CA Titres)
- Cantal Regional Bank with Centre France Regional Bank
- CAIC Deutschland GmbH now a branch of CAI Cheuvreux
- Bercy Investissements with Bercy Participations
- CAL FP Frankfurt with CAL FP Bank
- CAI Italia Holding Spa with CAI Private Banking Italia Spa

Absorptions

- Unicefi 33 by Aquitaine Regional Bank
- CAI Cheuvreux Gestions by BGP Indosuez and Gestion Privée Indosuez
- CAICG Teneur de Comptes by BGP Indosuez and Gestion Privée Indosuez

III / Change of name:

Old name	New name
IntesaBci	Banca Intesa Spa
SCT Brunoy	CA Titres
NACF - CA Investment Trust Management Co.	Nonghyup-CA
CAI Securities Inc.	CAIC North America Inc
Banque CPR	CPR BK
Schelcher Prince Finance (SPF)	CPR F
Ellos Finans A/S	Finaref AS
Ellos Finans Oy	Finaref Oy
Banque Finaref ABN AMRO	Banque Finaref
Crédit Agricole Épargne Salariale	CA - Épargne Longue des Salariés

IV / Change of consolidation method:

Credibom has been fully consolidated since September 2003, following an increase in the number of shares owned by Sofinco.

Note 2.4.2 • Crédit Agricole group: scope of consolidation

	(a)	Country	Consolidation method 31/12/03	Percentage of voting rights 31-Dec-03	Percentage of voting rights 31-Dec-02	Percentage of voting rights 31-Dec-01	Percentage of share capital 31-Dec-03	Percentage of share capital 31-Dec-02	Percentage of share capital 31-Dec-01
Banks and financial institutions									
2,629 Local Banks		France	Parent	100.0	100.0	100.0	100.0	100.0	100.0
44 Regional Banks		France	Parent	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole S.A.		France	Parent	100.0	100.0	100.0	100.0	100.0	100.0
Agos Itafinco (formerly Agos)		Italy	Full	51.0	60.0	70.0	58.6	58.5	74.5
Al BK Saudi Al Fransi - BSF		Saudi Arabia	Equity	31.1	31.1	31.1	31.1	31.1	31.1
Alsolia		France	Equity	34.0	34.0	34.0	33.8	33.8	33.9
Altra Banque (formerly UI Banque)		France	Equity	34.0	34.0	34.0	34.0	34.0	34.0
Banca Intesa Spa		Italy	Equity	17.1	16.7	16.8	16.1	15.8	15.2
Banco Acac		Uruguay	Full	91.1	85.0	64.4	91.1	85.0	49.6
Banco Bisel		Argentina	Full			69.9			69.9
Banco del Desarrollo		Chile	Equity	23.7	23.7	23.4	23.7	23.7	23.4
Bankoa		Spain	Full	98.8	98.8	98.5	98.8	98.8	98.5
Banque Chalus		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Banque Finaref	In[1]	France	Full*	100.0			75.5		
Banque Française de l'Orient		France	Full	100.0	100.0	100.0	100.0	99.3	99.3
Banque Libano-Française SAL		Lebanon	Full	51.0	51.0	51.0	50.9	50.9	51.0
BES (Banco Espírito Santo)		Portugal	Equity	8.8	8.8	8.8	22.5	22.5	22.3
BFC Antilles Guyane		France	Full	100.0	100.0	100.0	100.0	100.0	99.6
BFT (Banque Financement et Trésorerie)		France	Full	96.1	96.1	95.8	96.1	96.1	95.8
BFT Gestion		France	Full	100.0	100.0	100.0	96.1	96.1	95.8
BGP Indosuez		France	Full	100.0	99.9	99.9	100.0	99.9	99.9
C.A Alternative Investment Products Group Holding		France	Full	100.0	100.0		100.0	100.0	
C.A Alternative Investment Products Group Inc		United States	Full	100.0	100.0		100.0	100.0	
C.A Alternative Investment Products Group Ltd (formerly ISB)		Bermuda	Full	100.0	100.0	100.0	100.0	100.0	99.7
C.A Alternative Investment Products Group Sas		France	Full	100.0	100.0		100.0	100.0	
C.A Alternative Investment Products Group Sgr	In	Italy	Full	100.0			100.0		
C.A Asset Management Espana Holding		Spain	Full	100.0	100.0		100.0	100.0	
C.A Asset Management Hong Kong Ltd		Hong-Kong	Full	100.0	100.0	100.0	100.0	100.0	99.7
C.A Asset Management Japan Ltd		Japan	Full	100.0	100.0	100.0	100.0	100.0	99.7
C.A Asset Management Ltd (formerly Premium)		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	99.7
C.A Asset Management Sgr Italie		Italy	Full	100.0	100.0	100.0	100.0	100.0	99.9
C.A Asset Management Singapore Ltd		Singapore	Full	100.0	100.0	100.0	100.0	100.0	99.7
C.A Asset Management U.S. Advisory Services (formerly IIIS)	Out[c]	France	Full		100.0	100.0		100.0	99.7
C.A Investor Services Bank		France	Full	100.0	100.0		100.0	100.0	
C.A Investor Services Corporate Trust		France	Full	100.0	100.0		100.0	100.0	
C.A.A.M Securities Company Japan KK		Japan	Full	100.0	100.0		100.0	100.0	
C.A - Épargne Longue des Salariés	In	France	Full	100.0			100.0		
C.A Invest. Services Banque Luxembourg	In	Luxembourg	Full	100.0			100.0		
CAI Australia Ltd		Australia	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAI Holding Italia Due SRL		Italy	Full	100.0	100.0		100.0	100.0	

	(a)	Country	Consolidation method 31/12/03	Percentage of voting rights 31-Dec-03	31-Dec-02	31-Dec-01	Percentage of share capital 31-Dec-03	31-Dec-02	31-Dec-01
CAI Luxembourg	In	Luxembourg	Full	100.0			100.0		
CAI Merchant Bank Asia Ltd		Singapore	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAI Private Banking Italia Spa	In	Italy	Full	100.0			100.0		
CAICG Teneur de Comptes (CAICG TC)	Out[d]	France	Full		100.0			100.0	
Cal FP (Holding)		United Kingdom	Full	50.0	70.0	50.0	75.0	75.0	75.0
Cal FP Bank		United Kingdom	Full	100.0	100.0	100.0	75.0	75.0	75.0
Cal FP US		United States	Full	100.0	100.0	100.0	75.0	75.0	75.0
Cofam		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Cogenec		Monaco	Full	100.0	100.0	100.0	100.0	100.0	100.0
Copagefi (Cie Parisienne de Gestion Financière)		France	Full			100.0			99.5
CPR (group)		France	Full			95.0			95.0
CPR AM (formerly CPR Production)		France	Full	100.0	100.0	100.0	100.0	100.0	98.5
CPR Billets		France	Full	100.0	100.0		100.0	100.0	
CPR BK		France	Full	100.0	100.0		100.0	100.0	
CPR F		France	Full	87.7	87.7		87.7	87.7	
CPR Online		France	Full	100.0	100.0		100.0	100.0	
Crealfi (formerly Menafinance)		France	Proportional	50.0	50.0	50.0	49.7	49.8	49.9
Credibom		Portugal	Full*	85.0	40.0	40.0	84.5	39.8	39.9
Credigen Bank		Hungary	Full	100.0	100.0	100.0	99.4	99.5	99.8
Crédit Agricole Asset Management		France	Full	100.0	100.0	100.0	100.0	100.0	99.7
Crédit Agricole Épargne Salariale	Out[c]	France	Full		100.0	100.0		100.0	99.7
Crédit Agricole Financement		Switzerland	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Indosuez		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Indosuez (Egypt) SAE		Egypt	Full	75.0	75.0	75.0	75.0	75.0	75.0
Crédit Agricole Indosuez (Suisse) SA		Switzerland	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Indosuez Luxembourg	Out[c]	Luxembourg	Full		100.0	100.0		100.0	100.0
Crédit Agricole Indosuez Mer Rouge		Djibouti	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Indosuez Turk As		Turkey	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole S.A. Securities		Jersey	Full	99.9	99.9	99.9	99.9	99.9	99.9
Crédit Foncier de Monaco		Monaco	Full	77.1	77.1	77.1	75.9	75.9	75.9
Crédit Foncier de Monaco France		France	Full	100.0	100.0	100.0	87.3	87.3	87.3
Crédit Français International CFI		France	Full			100.0			95.8
Créditplus (formerly Beneficial Bank)		Germany	Full	100.0	100.0	100.0	99.4	99.5	99.8
E.P.E.M		United States	Full	100.0	100.0	100.0	100.0	100.0	99.7
EFL Services	In	Poland	Full	100.0			99.8		
Equalt Alternative Asset Management		France	Full	100.0	100.0		100.0	100.0	
Financière Lapérouse		France	Full	77.2	77.2	77.2	77.2	77.2	77.2
Finanziaria Indosuez International Ltd		Switzerland	Full	100.0	100.0	100.0	100.0	100.0	100.0
Finaref AS	In[f]	Norway	Full	100.0			75.5		
Finaref Benelux	In[f]	Belgium	Full	100.0			75.5		
Finaref Group AB	In[f]	Sweden	Full	75.5			75.5		
Finaref OY	In[f]	Finlande	Full	100.0			75.5		
Finaref SA	In[f]	France	Full	75.5			75.5		
Finaref Securities AB	In[f]	Sweden	Full	100.0			75.5		
Finaref Sverige AB	In[f]	Sweden	Full	100.0			75.5		
Finconsum ESC SA		Spain	Equity	45.0	45.0	45.0	44.7	44.8	44.9
Foncaris		France	Full	100.0	100.0	100.0	100.0	100.0	100.0

	(a)	Country	Consolidation method 31/12/03	Percentage of voting rights			Percentage of share capital		
				31-Dec-03	31-Dec-02	31-Dec-01	31-Dec-03	31-Dec-02	31-Dec-01
Fransabank France		France	Equity	34.0	34.0	34.0	34.0	34.0	34.0
G.F.E.R (Groupement de Financement des Ent.Régionales)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
G.P.F (Groupement des Provinces de France)		France	Full	99.0	99.0	99.0	99.0	99.0	99.0
Gestion Privée Indosuez (G.P.I)		France	Full	100.0	100.0	100.0	100.0	99.9	99.9
CIE Attica	In	France	Full	100.0			100.0		
Groupe Crédit Lyonnais	In	France	Full	99.9			99.9		
Lukas Bank		Poland	Full	99.9	96.6	95.0	99.9	75.5	78.5
Lukas SA		Poland	Full	100.0	100.0	86.1	99.9	76.8	80.7
Nepal Indosuez Bank		Nepal	Full			50.0			50.0
Nonghyup-CA	In	Korea	Proportional	40.0			40.0		
PT Bank Crédit Agricole Indosuez	Out(c)	Indonesia	Full		99.2	99.2		99.2	99.2
Radian		France	Full	100.0	100.0	100.0	100.0	100.0	99.6
Ribank		Netherlands	Full	100.0	100.0	100.0	99.4	99.5	99.8
S.A.Crédit Agricole (Belgique)	In	Belgium	Full	50.0			66.7		
Sacam Consommation 1		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sacam Consommation 2		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sacam Consommation 3		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sacam Developpement	In	France	Full	100.0			100.0		
Sedef		France	Full	100.0	100.0	100.0	99.4	99.5	99.8
Segespar		France	Full	100.0	100.0	100.0	100.0	100.0	99.6
SFCV (Sté Française du Chèque de Voyage)		France	Equity			21.0			21.0
Sigevam	Out(c)	France	Full		100.0	91.5		100.0	91.5
Sim Spa Selezione e Distribuzione		Italy	Full	100.0	100.0		100.0	100.0	
Sircam		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SNC Courcelles	In	France	Full	100.0			100.0		
Sofinco		France	Full	99.4	99.6	99.8	99.4	99.5	99.8
Sofipaca		France	Full	100.0	99.7	99.6	100.0	99.7	99.6
Transfact		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unicefi 33	Out(d)	France	Full		100.0	100.0		100.0	100.0
Wafasalaf		Monaco	Equity	33.7	33.7	33.6	33.5	33.5	33.6
Stockbrokers									
Altura		Spain	Proportional	50.0	50.0	50.0	50.0	50.0	50.0
CAI Cheuvreux		France	Full	100.0	100.0	100.0	100.0	100.0	99.9
CAI Cheuvreux España SA (formerly ICSESA)		Spain	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAIC (S) Pte Ltd		Singapore	Full	100.0	100.0		100.0	100.0	
CAIC Deutschland Gmbh	Out(d)	Germany	Full		100.0	97.5		100.0	97.5
CAIC Futures Ltd		Hong Kong	Full	100.0	100.0		100.0	100.0	
CAIC Hong-Kong Ltd		Hong Kong	Full	100.0	100.0		100.0	100.0	
CAIC International Ltd		United Kingdom	Full	100.0	100.0		100.0	100.0	
CAIC International UK		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	99.9
CAIC Italia Sim Spa		Italy	Full	100.0	100.0	100.0	100.0	100.0	99.9
CAIC Nordic AB		Sweden	Full	100.0	100.0	90.7	100.0	100.0	90.7
CAIC North America Inc		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAIC Securities Japan Ltd		Japan	Full	100.0	100.0		100.0	100.0	
CAIC Securities Ltd		Hong Kong	Full	100.0	100.0		100.0	100.0	
Carr Futures Chicago Inc		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0

	[a]	Country	Consolidation method 31/12/03	Percentage of voting rights			Percentage of share capital		
				31-Dec-03	31-Dec-02	31-Dec-01	31-Dec-03	31-Dec-02	31-Dec-01
Carr Futures Singapore Pte		Singapore	Full	100.0	100.0	100.0	100.0	100.0	100.0
Carr Futures Snc		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Carr Global Advisors Inc		United States	Full			100.0			100.0
Carr Indosuez Asia		France	Full			100.0			100.0
Groupe Cholet Dupont		France	Equity	38.6	38.6	33.4	38.6	38.6	33.4
Insurance									
Argence Gestion Assurances	In[f]	France	Full	100.0			75.5		
Assurances du CA Nord-Pas de Calais		France	Full	97.5	97.5	97.5	97.5	97.5	97.5
Eda		France	Full	100.0	100.0	100.0	99.4	99.5	99.8
Finaref Assurances	In[f]	France	Full	100.0			75.5		
Finaref Insurance Limited	In[f]	Eire	Full	100.0			75.5		
Finaref Life Limited	In[f]	Eire	Full	100.0			75.5		
Finaref Risques Divers	In[f]	France	Full	100.0			75.5		
Finaref Vie	In[f]	France	Full	100.0			75.5		
Groupe CAMCA		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Pacifica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Predica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SOPAR (formerly AMACAM)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Space Reinsurance Company Limited	In[f]	Eire	Full	100.0			75.5		
Tranquilidade		Portugal	Equity	33.3	33.3		33.3	33.3	33.3
Tranquilidade Vida		Portugal	Equity	29.7	29.7		29.7	29.7	31.5
Vendôme Courtage	In	France	Full	99.0			99.0		
Investment companies									
Argence Investissement SAS	In[f]	France	Full	100.0			75.5		
Belgium CA SAS	In	France	Full	100.0			100.0		
Bercy Investissements	Out[d]	France	Full		100.0	100.0		100.0	100.0
Bercy Participations		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Bespar		Portugal	Equity	32.6	32.6	32.1	32.6	32.6	32.1
BFC Holding		France	Full	99.6	99.6	99.6	99.3	99.3	99.3
CA Centre France Développement		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
CA Deveurope BV		Netherlands	Full	100.0	71.3	87.8	100.0	71.3	87.8
CAI BP Holding	In	France	Full	100.0			100.0		
CAI Italia Holding Spa (formerly Finanziaria Indosuez Sim Spa)	Out[d]	Italy	Full		100.0	100.0		100.0	100.0
CAL FP Frankfurt	Out[d]	Germany	Full		100.0	100.0		75.0	75.0
CAL Maurice	Out[c]	Mauritius	Full		100.0	100.0		75.0	75.0
Calic		United Kingdom	Full	100.0	100.0	100.0	75.0	75.0	75.0
Camnord Investissement	Out[b]	France	Full		56.0	59.0		56.0	59.0
Cofinep		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Compagnie Financière Midi Toulousain		France	Full			100.0			100.0
Compagnie Française de l'Asie (CFA)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Bourse		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Delfinances		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Doumer Finance SAS		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Fininvest		France	Full	98.3	98.3	98.3	98.3	98.2	98.3
Fletirec		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
I.P.F.O.		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Icauna Finance		France	Full	97.6	97.6	97.6	97.6	97.6	97.6

	(a)	Country	Consolidation method 31/12/03	Percentage of voting rights			Percentage of share capital		
				31-Dec-03	31-Dec-02	31-Dec-01	31-Dec-03	31-Dec-02	31-Dec-01
Icauna SARL		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
ICF Holdings		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	100.0
Idia Participations		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Immarex		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Air Finance SA		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Holding UK Ltd		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez North America Holding		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
Ligérienne Mobilière de Placement	Out[d]	France	Full		100.0	100.0		100.0	100.0
Mescas		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Nord Est Agro Partenaires		France	Full	100.0	100.0		100.0	100.0	
Partran		Portugal	Equity	33.3	33.3	33.3	33.3	33.3	33.3
Prestimmo		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Rue Impériale		France	Equity	29.0	17.0	20.5	23.6	23.6	30.9
Sacam		France	Full	99.8	99.8	99.8	99.8	99.8	99.8
Sacam Assurance Cautions		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sacam Participations		France	Full	100.0	100.0	98.1	100.0	100.0	98.1
Safec		Switzerland	Full	100.0	100.0	100.0	100.0	100.0	100.0
SAPACAM		France	Full			100.0			100.0
SAS La Boetie		France	Full	100.0	100.0		100.0	100.0	
Sepi		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Socadif		France	Full	91.3	91.3	91.3	91.3	91.3	91.3
Space Holding (Ireland) Limited	In[1]	Eire	Full	100.0			75.5		
Space Lux	In[1]	Luxembourg	Full	100.0			75.5		
Transimmo		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
UI (Union d'Études et d'Investissements)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Union Expansion Ouest		France	Full	100.0	100.0	98.4	100.0	100.0	98.4
Vauban Finance		France	Full	98.3	98.3	98.3	98.3	98.3	98.3
Leasing companies									
Auxifip		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
CE Bail		France	Full			100.0			100.0
Climauto		France	Full	100.0	100.0	99.9	99.7	99.7	99.8
Ergifrance		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Etica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Etica Bail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Europejski Fundusz Leasingowy (E.F.L.)		Poland	Full	99.8	99.8	50.5	99.8	71.2	44.3
Filease		Hungary	Full			70.0			69.9
Financière Immobilière Indosuez		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Leicer		Spain	Full	100.0	100.0	100.0	100.0	100.0	100.0
Locam		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Réunibail		France	Full	52.0	52.0	52.0	51.7	51.8	51.9
Réuniroute		France	Full	97.5	97.5	97.5	51.8	51.9	52.0
Slibail Location Informatique (SLOI)		France	Full	51.0	51.0		51.0	51.0	
Slibail Longue Durée (SLD)		France	Full	51.0	51.0		51.0	51.0	
Sofincar		France	Full	100.0	100.0	100.0	99.4	99.5	99.8
Sofinroute		France	Full	100.0	100.0	100.0	99.4	99.5	99.8
Ucabail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Ucabail Immobilier		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Ucalease		France	Full	100.0	100.0	100.0	99.7	99.8	99.9
Unicomi		France	Full	100.0	100.0	100.0	100.0	100.0	100.0

Consolidated financial statements

	(a)	Country	Consolidation method 31/12/03	Percentage of voting rights 31-Dec-03	Percentage of voting rights 31-Dec-02	Percentage of voting rights 31-Dec-01	Percentage of share capital 31-Dec-03	Percentage of share capital 31-Dec-02	Percentage of share capital 31-Dec-01
Unifergie		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unimat		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Tourist/Travel activities and property development									
SIS (Société Immobilière de la Seine)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unifica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unimo		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Others									
Alli Domes		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
AMT GIE		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Apis SA		France	Full	100.0	66.0	66.0	100.0	66.0	66.0
Ariane Crédit		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Bersol	Out[c]	France	Full		100.0	100.0		100.0	100.0
Bois Sauvage Nederland		Netherlands	Full	100.0	100.0	100.0	99.4	99.5	99.8
Ca Investor Services Fund Adm. (formerly Fastnet France SA)		France	Full	77.6	77.6	61.6	77.6	77.6	61.4
CA Participations		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
CA Preferred Funding LLC	In	United States	Full	100.0			6.5		
Caapimmo 1		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Caapimmo 2		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Caapimmo 3		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Caapimmo 4		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Caapimmo 5		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Caapimmo 6		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAI Cheuvreux Gestion	Out[d]	France	Full		100.0	100.0		100.0	99.9
CAI Conseil SA		Luxembourg	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAI Derivatives Products PLC	In	Eire	Full	100.0			100.0		
CAI Preferred Funding		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0
CAI Preferred Funding II		United States	Full	100.0	100.0		100.0	100.0	
CAL Asia Pte Ltd		Singapore	Full	100.0	100.0	100.0	75.0	75.0	75.0
Cedicam		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Centre France Location Immobilière		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Chauray		France	Proportional	34.0	34.0		34.0	34.0	
Cirse		France	Full			92.5			92.5
Cisa Sa		France	Full	100.0	100.0		100.0	100.0	
CPR Compensation (CPRC)		France	Full	100.0	100.0		100.0	100.0	
CPR Gestion (CPRG)		France	Full	100.0	100.0		100.0	100.0	
CPR Holding (CPRH)		France	Full	100.0	100.0		100.0	100.0	
CPR Investissement (INVT)		France	Full	100.0	100.0		100.0	100.0	
CPR Usa Inc (INCO)	Out[c]	United States	Full		100.0			100.0	
CPRA (FIGE)		France	Full	100.0	100.0		99.9	100.0	
CPRAAMI		France	Full	100.0	100.0		100.0	100.0	
CPRB (ETNB)		France	Full	100.0	100.0		99.9	100.0	
Creagrisere		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Alternative Invest. Products Serv. Inc (formerly IIS)		United States	Full	100.0	100.0	100.0	100.0	100.0	99.7
Defitech		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Defitech Dauphicom		France	Full	100.0	100.0		100.0	100.0	
Defitech Routage et Communication		France	Full	100.0	100.0	99.9	100.0	100.0	99.9

	(a)	Country	Consolidation method 31/12/03	Percentage of voting rights 31-Dec-03	Percentage of voting rights 31-Dec-02	Percentage of voting rights 31-Dec-01	Percentage of share capital 31-Dec-03	Percentage of share capital 31-Dec-02	Percentage of share capital 31-Dec-01
Equalt Convertible Arbitrage Fund	In	Eire	Full	100.0			77.1		
Equalt Core Macro Fund	In	Eire	Full	100.0			80.0		
Equalt Fixed Income Arbitrage Fund	In	Eire	Full	100.0			63.4		
Equalt Pair Trading Fund	In	Eire	Full	100.0			50.3		
Equalt Statistical Arbitrage Fund	In	Eire	Full	100.0			82.8		
Equalt Systematic Futures Fund	In	Eire	Full	100.0			52.4		
Europimmo		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Fasnet Luxembourg		Luxembourg	Full	45.0	45.0	45.0	45.0	45.0	45.0
Finasic		France	Full	100.0	100.0	100.0	100.0	100.0	99.6
GEIE Argence Developpement	In[1]	France	Full	100.0			75.5		
GEIE Argence Management	In[1]	France	Full	100.0			75.5		
Gestimocam		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Glorious Smart Investments Co Ltd		Taïwan	Full	100.0	100.0		100.0	100.0	
Ical		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
IIF BV (Indosuez International Finance BV)		Netherlands	Full	100.0	100.0	100.0	100.0	100.0	100.0
Immotaine		France	Full			100.0			100.0
Indian 21st Century Fund (Mauritius)	Out[c]	Mauritius	Full		100.0			100.0	
Indosuez Holding SCA II		Luxembourg	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Management Luxembourg II		Luxembourg	Full	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Wi Carr Financial Products	Out[c]	Hong Kong	Full		100.0			100.0	
Inforsud FM		France	Full	97.9	97.9	97.9	58.0	58.0	58.0
Inforsud Gestion		France	Full	88.4	88.4	88.2	88.4	88.4	88.2
IWICS (Derivatives)	Out[c]	Hong Kong	Full		100.0			100.0	
Korea 21st Century TR	In	Korea	Full	100.0			100.0		
Liberty View Alternative (LVAA)	Out[c]	United States	Full		100.0			100.0	
Liberty View C. Management (LVCM)	Out[c]	United States	Full		100.0			100.0	
Logitaine	Out[c]	France	Full		100.0	100.0		100.0	100.0
Madison SA		France	Full	100.0	100.0	99.7	100.0	100.0	99.7
Mat Alli Domes		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Midi Toulousain Développement		France	Full			100.0			100.0
Midi Toulousain Immobilier		France	Equity			100.0			100.0
Parfin		France	Full	99.9	100.0		99.9	100.0	
Partinvest		Luxembourg	Full	100.0	100.0		100.0	100.0	
Patrimocam		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Patrimocam 2		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Progica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Réunifinance		France	Full	100.0	100.0	100.0	99.4	99.5	99.8
Routage Express Service		France	Full	100.0	100.0	99.9	100.0	100.0	99.9
SARL Prospective Informatique		France	Full	100.0	100.0	100.0	99.9	99.9	99.9
SAS Miromesnil		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SAS Segur		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI Capimo		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI Capucines		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI du Vivarais		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI Groupe Sofinco		France	Full	100.0	100.0	100.0	99.4	99.5	99.8
SCI Hautes Faventines		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI La Baume		France	Full	100.0	100.0	100.0	100.0	99.9	99.9
SCI Les Fauvins		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI Les Palmiers du Petit Pérou		France	Full	100.0	100.0	100.0	100.0	100.0	100.0

Consolidated financial statements

	(a)	Country	Consolidation method 31/12/03	Percentage of voting rights 31-Dec-03	Percentage of voting rights 31-Dec-02	Percentage of voting rights 31-Dec-01	Percentage of share capital 31-Dec-03	Percentage of share capital 31-Dec-02	Percentage of share capital 31-Dec-01
SCI Max Hymans		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI Pasteur 3		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI Paysagère		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
SCI Quentyvel		France	Full	96.7	96.7	96.7	96.7	96.7	96.7
SCI Quercy		France	Full			100.0			100.0
SCI Raspail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Scica HL		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Scicam		France	Full			97.9			97.9
Scicam 13		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Segespar Informatique Technique Services (SITS) (formerly IITS)		France	Full	100.0	100.0	99.0	98.9	98.9	98.7
Serves		United States	Full	100.0	100.0		100.0	100.0	
SNC Crédit Agricole Transactions		France	Full	100.0	100.0		100.0	100.0	
SNC Doumer		France	Full	99.9	99.9	99.9	99.9	99.9	99.9
SNC Haussmann Anjou	In	France	Full	100.0			100.0		
Soaring Eagle Investments Co Ltd		Taiwan	Full	100.0	100.0		100.0	100.0	
Sofinco Participations		France	Full	100.0	100.0	100.0	99.4	99.5	99.8
Sofinrec		France	Full	99.8	99.8	99.8	99.2	99.3	99.6
SPI SNC		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sté Immobilière de Picardie		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Sté Immobilière Suisse		Switzerland	Full			100.0			100.0
Sté Picarde de Développement		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Toulouse Location Immobilière		France	Full			100.0			100.0
UI Vavin 1		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Unibiens		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Uni-Édition		France	Equity	100.0	100.0	100.0	100.0	100.0	100.0
Uniger		France	Full	100.0	100.0		100.0	100.0	
Valris		France	Full	100.0	100.0	99.9	99.4	99.5	99.8
Central securities services									
CA Titres		France	Full	100.0	100.0	94.5	100.0	100.0	94.5
SCT Mer	Out[d]	France	Full		100.0	100.0		100.0	100.0
SCT Sud		France	Full	100.0	100.0	100.0	100.0	100.0	100.0

(a) Included in (In) or excluded from (Out) scope of consolidation
(b) Investment sold, not consolidated
(c) No longer consolidated as not material or closure
(d) Merged with another consolidated entity
(*) Change of consolidation method
(1) Entity belonging to the Finaref group

Note 3 • Due from banks: analysis by maturity date

(in millions of euros)	31/12/03 ≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest receivable	Total	31/12/02	31/12/01
Banks									
Loans and advances:									
• Demand	19,844				19,844	8	**19,852**	14,281	19,316
• Time	6,249	5,074	4,547	1,703	17,573	145	**17,718**	18,177	29,424
Pledged securities	955	607	98	49	1,709	8	**1,717**	1	6
Securities purchased under repurchase agreements	38,677	13,237	3,014	45	54,973	46	**55,019**	34,422	14,888
Subordinated debt	29	52	63	531	675	1	**676**	139	90
Total	**65,754**	**18,970**	**7,722**	**2,328**	**94,774**	**208**	**94,982**	**67,020**	**63,724**
Provisions							(335)	(189)	(122)
Net book value							94,647	66,831	63,602

Note 4 • Customer related items and lease financing: analysis by maturity date

(in millions of euros)	31/12/03 ≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest receivable	Total	31/12/02	31/12/01
Customer-related items									
Bills discounted	3,051	698	239	59	4,047	23	**4,070**	2,682	2,499
Other loans	62,598	49,014	127,890	110,267	349,769	4,010	**353,779**	259,833	254,410
Securities purchased under repurchase agreements	10,628	375			11,003	4	**11,007**	4,713	6,917
Current accounts in debit	13,667				13,667	151	**13,818**	7,501	7,506
Total	**89,944**	**50,087**	**128,129**	**110,326**	**378,486**	**4,188**	**382,674**	**274,729**	**271,332**
Provisions							**(11,779)**	**(8,380)**	**(8,929)**
Net book value							**370,895**	**266,349**	**262,403**
Lease financing									
Property finance leases	269	384	1,987	2,463	5,103	9	**5,112**	2,631	2,362
Equipement leases, rental contracts with purchase option and similar transactions	1,021	1,876	4,736	620	8,253	176	**8,429**	4,446	4,493
Total	**1,290**	**2,260**	**6,723**	**3,083**	**13,356**	**185**	**13,541**	**7,077**	**6,855**
Provisions							**(278)**	**(214)**	**(201)**
Net book value							**13,263**	**6,863**	**6,654**
Total							**384,158**	**273,312**	**269,057**
Performing loans outstanding, restructured with non-market interest rate, within the framework of over-indebtedness Commission's decisions							960		
Discount or reserves of these loans outstanding							105		

Consolidated financial statements

Note 4.1 • Due from banks; customers-related items; lease financing: accounts by geographical area [1]

(in millions of euros)	31/12/03	31/12/02	31/12/01
France (including overseas departments and territories)	324,683	254,863	241,225
Other European Union countries	51,797	39,282	39,077
Rest of Europe	7,652	6,531	5,959
North America	13,392	9,762	9,667
Central and South America	5,343	4,395	7,841
Africa and Middle-East	10,263	6,711	6,862
Asia and Pacific (excluding Japan)	8,245	6,786	7,496
Japan	5,241	8,014	11,177
Other, aggregate [2]	40,656		
Leasing and factoring [3]	19,344	8,120	7,776
Total gross value	**486,616**	**344,464**	**337,080**
Accrued interest	**4,581**	**4,362**	**4,831**
Provisions	**(12,392)**	**(8,783)**	**(9,252)**
Net book value	**478,805**	**340,043**	**332,659**

(1) Without reallocation where guarantees or credit insurance give rise to a geographical shift of risk.
(2) Including delivered securities bought under repo agreements from Crédit Lyonnais
(3) Including accrued interest in 2002 and 2001

Note 4.2 • Due from banks; customers-related items; lease financing: bad and doubtful accounts and provisions by geographical area[1]

(in millions of euros)	31/12/03					31/12/02			31/12/01		
	Gross	o/w doubtful accounts [2]	o/w bad accounts [2]	Provisions for doubtful accounts [2]	Provisions for bad accounts [2]	Gross	Bad and doubtful accounts	Provisions	Gross	Bad and doubtful accounts	Provisions
France (including overseas departments and territories)	267,226	4,578	4,195	2,611	2,932	254,863	8,007	5,015	241 225	8,115	4,890
Other European Union countries	42,738	275	340	129	233	39,282	369	205	39,077	279	143
Rest of Europe	5,929	113	185	94	154	6,531	443	404	5,959	708	557
North America	4,911	275	101	82	46	9,762	366	133	9,667	516	251
Central and South America	3,780	209	43	165	35	4,395	327	225	7,841	564	334
Africa and Middle-East	6,809	93	294	49	193	6,711	484	239	6,862	556	317
Asia and Pacific (excluding Japan)	5,319	17	212	10	133	6,786	457	216	7,496	503	262
Japan	4,036	1		1		8,014			11,177	8	
Leasing and factoring [3]	19,344	396	253	182	153	8,120	294	231	7,776	250	211
Other, aggregate [4]	126,524	2,513	2,424	1,497	1,658						
Total gross value	**486,616**	**8,470**	**8,047**	**4,820**	**5,537**	**344,464**	**10,747**	**6,668**	**337,080**	**11,499**	**6,965**
Accrued interest	**4,581**	**512**	**1,540**	**505**	**1,530**	**4,362**	**2,132**	**2,115**	**4,831**	**2,299**	**2,287**
Net book value	**491,197**	**8,982**	**9,587**	**5,325**	**7,067**	**348,826**	**12,879**	**8,783**	**341,911**	**13 ,798**	**9,252**

(1) Without reallocation where guarantees or credit insurance give rise to a geographical shift of risk
(2) New regulation relating to the accounting treatment of credit risk applicable as of 01/01/2003
(3) Including accrued interest in 2002 and 2001
(4) Including delivered securities bought under repurchase agreements from Crédit Lyonnais

Note 4.3 • Due to banks; customers-related items; lease financing: analysis by customer type

(in millions of euros)	31/12/03 Gross	o/w doubtful accounts [1]	o/w bad accounts [1]	Provisions for doubtful accounts [1]	Provisions for bad accounts [1]	31/12/02 Gross	Bad and doubtful accounts	Provisions	31/12/01 Gross	Bad and doubtful accounts	Provisions
Central and local governments	24,610	20	81	8	58	22,307	120	63	28,647	127	44
Financial institutions	62,884	170	138	139	133	77,623	540	461	72,544	662	566
Individual and small business customers	148,611	2,641	3,400	1,690	2,551	131,479	4,930	3,343	123,018	5,378	3,557
Farmers	33,881	920	908	475	704	31,315	1,770	1,152	31,653	1,917	1,172
Corporates (including insurance companies) and others customers	74,803	2,322	2,383	1,334	1,810	77,982	5,225	3,533	78,273	5,464	3,702
Leasing and factoring	19,344	396	253	182	153	8,120	294	231	7,776	250	211
Other, aggregate Crédit Lyonnais group [2]	127,064	2,513	2,424	1,497	1,658						
Total	**491,197**	**8,982**	**9,587**	**5,325**	**7,067**	**348,826**	**12,879**	**8,783**	**341,911**	**13,798**	**9,252**

(1) New regulation relating to the accounting treatment of credit risk
(2) Including delivered securities bought under repo agreements from Crédit Lyonnais

Note 5 • Securities: analysis by type

(in millions of euros)	31/12/03 Trading securities	Available-for-sale securities	Portfolio securities	Held-to-maturity securities	Total	31/12/02	31/12/01
Treasury bills and similar securities:	33,368	20,417		13,091	66,876	31,326	25,493
Accrued interest		106		298	404	269	278
Provisions		(224)		(56)	(280)	(2)	(2)
Net book value	33,368	20,299		13,333	67,000	31,593	25,769
Bonds and other fixed-income securities:	24,450	13,875		17,888	56,213	36,730	39,887
Accrued interest		119		386	505	411	414
Provisions		(192)		(109)	(301)	(197)	(258)
Net book value	24,450	13,802		18,165	56,417	36,944	40,043
Shares and other variable-income securities [1]	19,518	14,213	3,712		37,443	26,696	29,620
Accrued income	2	1	19		22	16	16
Provisions		(196)	(597)		(793)	(587)	(313)
Net book value	19,520	14,018	3,134		36,672	26,125	29,323
Total net book value	77,338	48,119	3,134	31,498	160,089	94,662	95,135
Estimated fair value	77,329	49,147	3,527	32,376	162,379	96,566	97,433

(1) At 31 December 2003, Crédit Agricole S.A. held 14,935,794 own shares classified as 'Shares and other variable-income securities - trading securities' for a total of € 254,153,000. They have a nominal value of € 3 and their stockmarket price at 31 December 2003 was € 18.93.

No held-to-maturity securities were reclassified as available-for-sale securities during 2003 (€ 984 million in 2002 and € 219 million in 2001). As part of the programme to acquire strategic shareholdings, certain securities already issued by the Group and matched against held-to-maturity securities have been reallocated to match these strategic investments. Accordingly, in December 2002, Crédit Agricole S.A. reclassified € 973 million of held-to-maturity securities, included in the total € 984 million held by the Group, as available-for-sale securities. € 870 million of trading securities were reclassified as available-for-sale securities during the year (€ 403 million in 2002 and € 18 million in 2001). No available-for-sale securities were reclassified as held-to-maturity securities during 2003 (€ 11 million in 2002). No portfolio securities were reclassified as available-for-sale securities during 2003 (€ 2 million in 2002 and € 6 million in 2001). € 492 million of held-to-maturity securities were sold before their maturity date during the year (€ 171 million in 2002 and € 99 million in 2001).

Premiums and discounts

(in millions of euros)	31/12/03	31/12/02	31/12/01
Trading securities (excluding Crédit Lyonnais)			
Residual net premium	-	-	-
Residual net discount	54	708	306
Held-to-maturity securities (2)			
Residual net premium	49	-	22
Residual net discount	-	76	-

(2) Excluding Credit Lyonnais for 2002 and 2001

Note 5.1 • Breakdown of listed and unlisted securities between fixed-income and variable-income securities

(in millions of euros)	31/12/03				31/12/02				31/12/01			
	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total
Listed securities	33,413	26,012	11,241	70,666	31,132	24,889	13,649	69,670	32,808	20,351	16,874	70,033
Unlisted securities	5,941	11,386	12,525	29,852	5,598	6,437	13,047	25,082	7,079	5,142	12,746	24,967
Accrued income	392	308	16	716	411	269	16	696	414	278	16	708
Provisions	(156)	(5)	(580)	(741)	(197)	(2)	(587)	(786)	(258)	(2)	(313)	(573)
Net book value on Crédit Agricole's consolidated balance sheet (excluding Crédit Lyonnais)	39,590	37,701	23,202	100,493	36,944	31,593	26,125	94,662	40,043	25,769	29,323	95,135
Listed securities	13,389	27,626	12,146	53,161								
Unlisted securities	3,325	1,578	1,319	6,222								
Accrued income	113	95	5	213								
Net book value on Crédit Lyonnais' balance sheet	16,827	29,299	13,470	59,596								
Net book value	**56,417**	**67,000**	**36,672**	**160,089**	**36,944**	**31,593**	**26,125**	**94,662**	**40,043**	**25,769**	**29,323**	**95,135**

Breakdown of mutual funds by type:

(in millions of euros)	31/12/03		31/12/02		31/12/01	
	Book value	Cash-in value	Book value	Cash-in value	Book value	Cash-in value
Money market funds	4,874	5,109	5,842	6,125	4,621	4,847
Bond funds	2,886	3,572	2,614	2,829	1,795	1,980
Equity funds	1,313	1,388	992	1,007	1,601	1,740
Other funds	4,506	4,876	4,885	5,133	4,224	4,510
Total	**13,579**	**14,945**	**14,333**	**15,094**	**12,241**	**13,077**
o/w mutual funds under exclusive control	1,567	1,702	2,655	2,779	3,027	3,344

Breakdown of all mutual funds:

(in millions of euros)	31/12/03	31/12/02	31/12/01
	Book value	Book value	Book value
Capitalisation mutual funds	10,611	10,968	8,766
· France	10,150	10,607	8,562
· Rest of world	461	361	204
Other mutual funds	2,968	3,365	3,475
Total	**13,579**	**14,333**	**12,241**

Note 5.2 • Treasury bills, bonds and other fixed-income securities: analysis by maturity date

(in millions of euros)

	31/12/03							31/12/02	31/12/01
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest receivable	Total		
Bonds and other fixed-income securities	11,705	9,715	18,864	15,928	56,212	505	56,717	37,141	40,301
Treasury bills and similar securities	17,756	16,838	21,642	10,641	66,877	404	67,281	31,595	25,771
Provisions							(581)	(199)	(260)
Net book value							**123,417**	**68,537**	**65,812**

Includes trading securities for which the notion of remaining term to maturity is not relevant

Note 5.3 • Treasury bills, bonds and other fixed-income securities: geographical analysis

(in millions of euros)

	31/12/03			31/12/02			31/12/01		
	Gross	Doubtful debts	Provisions	Gross	Doubtful debts	Provisions	Gross	Doubtful debts	Provisions
France (including overseas departments and territories)	30,246	33	72	28,519	18	91	30,540	13	82
Other European Union countries	23,080	3	9	20,901	5	7	16,350	9	12
Rest of Europe	717			607		3	649		
North America	4,243	4	42	4,885	3	39	5,139	6	31
Central and South America	2,207	24	19	2,692	31	17	2,386	22	26
Africa and Middle-East	1,190			1,453			1,315		3
Asia and Pacific (excluding Japan)	2,980	20	19	2,932	47	42	3,371	112	106
Japan	12,089			6,067			5,630		
Other, aggregate [1]	46,337	214	420						
Total gross value	**123,089**	**298**	**581**	**68,056**	**104**	**199**	**65,380**	**162**	**260**
Accrued interest	909			680			692	23	
Net book value	**123,998**	**298**	**581**	**68,736**	**104**	**199**	**66,072**	**185**	**260**

(1) Contribution from Crédit Lyonnais

Note 6 • Investments in non-consolidated subsidiaries and associated companies, other long-term securities

Non-consolidated investments with a gross book value in excess of € 50 million

	Gross book value (in millions of euros)			% interest		
	31/12/03	31/12/02	31/12/01	31/12/03	31/12/02	31/12/01
Banco Bisel [2]	131	131		N/A	N/A	
Bradesco			302			3.2
Crédit Logement (A shares)	193	147	111	16.5	16.5	16.5
Crédit Logement (B shares)	181			16.1		
Crédit Lyonnais		2,426	1,037		17.8	10.3
Doumer Euterpe [1]			100			100.0
Emporiki Bank (Commercial Bank of Greece)	331	331	276	9.0	9.0	6.7
Gercasa [1]			93			100.0
Resona Trust and Banking	86	86		5.0	5.0	
SEFA [1]	67	67	67	100.0	100.0	100.0
Veolia Environnement	77			0.8		
Wafabank	52	52	52	14.8	14.8	14.8
1301 Sixth Avenue	61			18.3		
Short-term advances	832	829	935			
Other long-term securities	2,541	1,995	1,952			
Gross value [3]	**4,552**	**6,064**	**4,925**			
Provisions	(1,000)	(754)	(591)			
Accrued interest	29	26	40			
Net book value	**3,581**	**5,336**	**4,374**			

(1) Not consolidated pursuant to CRC Regulation 99-07 (below materiality threshold)
(2) Deconsolidated at 1 January 2002 and booked at its value on the date of deconsolidation. The investment has been provided for in full. In addition, an impairment provision has also been made for the full value (€ 236 million) of securities in the individual financial statements. On 17 May 2002, the Central Bank of Argentina suspended Banco Bisel's banking licence and entrusted its banking activities to Banco Nacion. As a result, Crédit Agricole SA no longer exercises significant influence over this entity.
(3) Of which banks: € 1,148 million at 31 December 2003 against € 3,282 million at 31 December 2002 and € 1,907 million at 31 December 2001.

Note 6.1 • Estimated value of non-consolidated investments

(in millions of euros)	31/12/03		31/12/02		31/12/01	
	Net book value	Estimated value	Net book value	Estimated value	Net book value	Estimated value
Investments in non-consolidated subsidiaries and associated companies:						
· Unlisted securities	1,906	2,246	1,443	1,656	1,570	1,654
· Listed securities	492	605	2,833	3,601	1,732	2,050
· Short-term advances	537	537	542	542	645	645
Sub-total	**2,935**	**3,388**	**4,818**	**5,799**	**3,947**	**4,349**
Other long-term securities:						
· Unlisted securities	308	352	267	296	163	182
· Listed securities	104	120	23	23	9	9
· Short-term advances	205	205	202	202	215	215
Sub-total	**617**	**677**	**492**	**521**	**387**	**406**
Accrued income	**29**	**29**	**26**	**26**	**40**	**40**
Total	**3,581**	**4,094**	**5,336**	**6,346**	**4,374**	**4,795**

Estimated value equates to use value as defined in Notes 2.3.3.5 and 2.3.3.6.

Note 7 • Investments in equity affiliates

Investments with a book value in excess of € 50 million:

(in millions of euros)	31/12/03	31/12/02	31/12/01
Financial institutions	**4,196**	**3,953**	**3,848**
Al Bank Al Saudi Al Fransi	346	357	393
B.E.S.	433	415	271
Banca Intesa Spa	3,375	3,143	3,160
Others	42	38	24
Non-financial companies	**327**	**279**	**326**
Partran - Tranquilidade - Tranquilidade Vida	(80)	(84)	(38)
Rue Impériale	339	335	330
Others	68	28	34
Net book value	**4,523**	**4,232**	**4,174**

Note 8 • Intangible and tangible fixed assets

(in millions of euros)	31/12/03			31/12/02	31/12/01
	Cost	Accumulated depreciation and amortisation	Net	Net	Net
Tangible assets:					
· Property, plant & equipment	9,981	5,124	4,857	3,464	3,607
· Assets let to third parties	1,101	379	722	600	798
Intangible assets [1]	5,857	1,676	4,181	314	337
Accrued interest [2]	2		2	0	10
Total	**16,941**	**7,179**	**9,762**	**4,378**	**4,752**

(1) o/w €3,500 million of goodwill (related to the retail business in France) identified according to CRC Regulation 99-07 in the framework of the first consolidation of the Crédit Lyonnais group.
(2) Accrued rents on assets let to third parties

Note 9 • Other fixed assets: movement in net book value

(in millions of euros)	31/12/01	31/12/02	Consolidation changes	Increases (acquisitions)	Decreases (redemptions and disposals)	Foreign exchange translation adjustments	Other movements	31/12/03
Investments in non-consolidated subsidiaries and associated companies								
Cost	3,782	4,896	(1,989)	1,789	(1,316)	(14)	(146)	3,220
Short-term advances	719	607	(222)	2,378	(2,064)	(1)	(100)	598
Provisions	(555)	(685)	(219)	(134)	158	6	(9)	(883)
Other long-term securities								
Cost	209	340	130	15	(16)		31	500
Short-term advances	215	221		52	(63)		24	234
Provisions	(36)	(69)	(34)	(21)	20		(13)	(117)
Accrued interest	40	26					3	29
Net book value	**4,374**	**5,336**	**(2,334)**	**4,079**	**(3,281)**	**(9)**	**(210)**	**3,581**
Intangible assets [1]	338	314	3,900	65	(138)	(7)	47	4 181
Property, plant & equipment	4,405	4,064	1,609	227	(299)	(41)	19	5,579
Accrued interest [2]	9	0					2	2
Net book value	**4,752**	**4,378**	**5,509**	**292**	**(437)**	**(48)**	**68**	**9,762**

(1) o/w €3,500 million of goodwill (related to the retail business in France) identified according to CRC regulation 99-07 in the framework of the first consolidation of the Crédit Lyonnais group.
(2) Accrued rents on assets let to third parties.

Note 10 • Other assets, sundry accounts and prepaid expenses

(in millions of euros)	31/12/03	31/12/02	31/12/01
Other assets [1]	**45,567**	**19,795**	**18,664**
Financial options bought	21,581	6,334	4,938
Codevi bonds	2,467	2,795	2,728
Miscellaneous debtors	15,286	7,408	8,171
Settlement accounts	6,219	3,256	2,825
Due from shareholders - unpaid capital	14	2	2
Sundry accounts and prepaid expenses	**18,353**	**11,826**	**14,897**
Deferred tax	1,135	471	626
Items in course of transmission to other banks	4,253	1,893	3,348
Breakdown of Crédit Agricole sundry accounts and prepaid expenses			
· Items in course of transmission to other banks	1,556	791	1,549
· Accrued income	5,704	6,236	5,971
· Prepayments	1,670	1,414	1,353
· Unrealised gains and deferred losses on financial futures	507	379	640
· Unamortised bond issue and redemption premiums	225	232	376
· Miscellaneous	829	410	1,034
Crédit Lyonnais sundry accounts and prepaid expenses	2,474		
Net book value	**63,920**	**31,621**	**33,561**

(1) Amounts are stated inclusive of associated accrued interest and net of provisions.

Note 11 • Provisions deducted from assets

(in millions of euros)	31/12/01	31/12/02	Consolidation changes	Merger	Charges	Write-back or utilisation	Foreign exchange translation adjustments	Other movements	31/12/03
Loans and advances to banks	122	189	242		19	(17)	(29)	(69)	335
Loans and advances to customers	8,929	8,380	4,177	23	5,368	(5,409)	(279)	(481)	11,779
Lease financing	201	214	158		86	(175)	(1)	(4)	278
Available-for-sale, portfolio and held-to-maturity securities	573	786	388		421	(455)	(40)	274	1,374
Investments in non-consolidated subsidiaries and associated companies, other long-term securities	591	754	262	(9)	155	(177)	(7)	22	1,000
Other	194	154	116		58	(53)	(3)	6	278
Total	**10,610**	**10,477**	**5,343**	**14**	**6,107**	**(6,286)**	**(359)**	**(252)**	**15,044**

Note 12 • Goodwill

Goodwill items exceeding € 50 million

(in millions of euros)	31/12/03			31/12/02	31/12/01
	Gross	Amortisation	Net	Net	Net
Amortised over 1 to 5 years inclusive					
CPR Online	84	(70)	14	31	61
Amortised over 5 to 10 years inclusive					
CAI (Suisse) SA	118	(26)	92	47	53
E.F.L.	239	(43)	196	149	101
Banco Bisel subsidiaries			0	0	46
Lukas	363	(99)	264	234	265
Sofinco	990	(576)	414	538	662
CPR AM	126	(78)	48	56	65
Other CPR subsidiaries	23	(9)	14	16	23
Amortised over 10 to 15 years inclusive					
B.E.S.	62	(21)	41	47	52
Credibom	51	(2)	49		
Amortised over 15 to 20 years inclusive					
Banca Intesa SpA	51	(9)	42	45	47
Crédit Lyonnais group	7,216	(205)	7,011		
Ellos Group	189	(8)	181		
Finaref Group	1,512	(87)	1,425		
Rue Impériale	243	(235)	8	224	247
Other companies	320	(136)	184	183	188
Total	**11,587**	**(1,604)**	**9,983**	**1,570**	**1,810**

Note 13 • Deposits by banks: analysis by maturity date

(in millions of euros)

	31/12/03							31/12/02	31/12/01
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total		
Due to banks									
Deposits:									
• Demand	14,713				14,713	13	**14,726**	12,810	12,289
• Time	30,967	10,637	5,010	1,813	48,427	286	**48,713**	35,688	43,199
Pledged securities	127	152	1,886	2,756	4,921	154	**5,075**	5,043	5,201
Securities sold under repurchase agreements	28,182	26,786	3,068		58,036	32	58,068	17,327	9,595
Total	**73,989**	**37,575**	**9,964**	**4,569**	**126,097**	**485**			
Net book value							**126,582**	**70,868**	**70,284**

Note 14 • Customer accounts: analysis by maturity date

(in millions of euros)

	31/12/03							31/12/02	31/12/01
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total		
Current accounts in credit	103,112				103,112	59	**103,171**	68,570	70,299
Government-regulated savings schemes:									
• Demand deposits	78,407				78,407	374	**78,781**	56,632	51,414
• Time deposits	14,564	11,600	67,088	10,627	103,879	450	**104,329**	88,115	87,784
Other debts to customers	42,314	5,648	8,108	2,121	58,191	801	**58,992**	42,086	48,937
Pledged securities	21,049	460	150		21,659	28	**21,687**	14,761	8,240
Total	**259,446**	**17,708**	**75,346**	**12,748**	**365,248**	**1 712**			
Net book value							**366,960**	**270,164**	**266,674**

Note 14.1 • Customer accounts: geographical analysis

(in millions of euros)	31/12/03	31/12/02	31/12/01
France (including overseas departments and territories)	310,819	234,534	223 ,716
Other European Union countries	19,273	14,087	15,375
Rest of Europe	6,857	4,031	4,560
North America	9,335	2,805	4,279
Central and South America	2,035	1,366	3,985
Africa and the Middle-East	11,484	8,967	8,742
Asia and Pacific (excluding Japan)	4,803	3,919	5,034
Japan	2,354	455	983
Total	**366,960**	**270,164**	**266,674**

Note 14.2 • Customer accounts: analysis by customer type

(in millions of euros)	31/12/03	31/12/02	31/12/01
Individuals and small business customers	276,704	214,366	211,231
Corporates	90,256	55,798	55,443
Total	**366,960**	**270,164**	**266,674**

Note 15 • Debts represented by a security: analysis by maturity date

(in millions of euros)

	31/12/03							31/12/02	31/12/01
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total		
Savings certificates	289	321	943	90	1,643	50	1,693	306	482
Interbank securities	1,379	940	2,352	1,100	5,771	433	6,204	6,199	4,784
Negotiable debt securities:									
• Issued in France	16,942	4,786	4,505	1,185	27,418		27,418	23,337	16,838
• Issued abroad	17,658	15,802	7,575	1,639	42,674		42,674	12,609	18,400
Bonds (see Note 15.1)	2,206	2,807	10,525	7,226	22,764	480	23,244	22,115	23,339
Other debt instruments	99				99		99	118	188
Total					**100,369**	**963**	**101,332**	**64,684**	**64,031**

Note 15.1 • Bonds (by currency of issue)

(in millions of euros)

	Analysis by maturity date at 31 December 2003 [1]			Outstanding at 31/12/03	Outstanding at 31/12/02	Outstanding at 31/12/01
	≤ 1 year	> 1 year to ≤ 5 years	> 5 years			
Euro	4,731	9,448	5,982	20,161	19,771	21,673
• Fixed rate	3,626	6,202	5,050	14,878	14,689	16,317
• Floating rate	1,105	3,246	932	5,283	5,082	5,356
Dollar	176	740	722	1,638	688	439
• Fixed rate	145	382	399	926	307	324
• Floating rate	31	358	323	712	381	115
Yen	4	73	495	572	1,056	538
• Fixed rate	4	73	495	572	101	13
• Floating rate				0	955	525
Other currencies	102	264	27	393	149	0
• Fixed rate	84	98	27	209	82	0
• Floating rate	18	166		184	67	0
Total en principal	5,013	10,525	7,226	22,764	21,664	22,650
• Fixed rate	3,859	6,755	5,971	16,585	15,179	16,654
• Floating rate	1,154	3,770	1,255	6,179	6,485	5,996
Accrued interest				480	451	689
Net book value				**23,244**	**22,115**	**23,339**

(1) Before the impact of hedging contracts.

Note 16 • Sundry accounts and unearned income and other liabilities

(in millions of euros)	31/12/03	31/12/02	31/12/01
Other liabilities (1)	**62,199**	**25,163**	**23,449**
Liabilities relating to trading securities	18,394	6,662	5,273
Liabilities relating to stock lending transactions	6,115	4,025	3,742
Financial options sold	21,738	4,551	3,803
Miscellaneous creditors	12,864	7,873	8,020
Settlement accounts	2,917	1,918	2,548
Payments in process	136	110	38
Other	35	24	25
Sundry accounts and unearned income	**21,931**	**16,572**	**14,040**
Items in course of transmission to other banks	2,151	1,744	1,216
Breakdown of Crédit Agricole Group sundry accounts and unearned income			
Adjustment accounts	2,975	2 807	875
Deferred income	2,973	2,692	2,721
Accrued expenses	7,049	8,180	8,023
Unrealised losses and deferred gains on financial futures	288	277	255
Others	262	872	950
Crédit Lyonnais sundry accounts and unearned income	6,233		
Net book value	**84,130**	**41,735**	**37,489**

(1) Amounts are stated inclusive of accrued interest

Note 17 • General reserves for risks and expenses

(in millions of euros)	31/12/01	31/12/02	Consolidation changes	Charge	Write-backs and utilisation	Foreign exchange translation adjustments	Other movements	31/12/03
Country risks	599	370	495	85	(90)	(75)	(33)	752
Financing commitment execution risks	314	231	205	119	(103)	(7)	(55)	390
Retirement and similar benefits	824	498	182	84	(371)	(1)	(4)	388
Financial futures	107	52		12	(21)	(1)	(2)	40
Other liabilities and charges(1)	2,992	2,504	2,325	1,764	(1,378)	(74)	116	5,257
Total	**4,836**	**3,655**	**3,207**	**2,064**	**(1,963)**	**(158)**	**22**	**6,827**

(1) Breakdown of other liabilities and charges	31/12/01	31/12/02	31/12/03
• Estimated additional euro-related costs	45		
• Sector risks and other credit risks	1,172	952	2,078
• Synergy-related costs (see Note 39)			836
• Negative net assets of unconsolidated interests	311	168	171
• Early retirement benefits	101	78	94
• Provisions for operational risks	92	99	245
• Provisions for employee long-service awards	53	53	56
• Litigation	769	596	581
• Badwill	9	66	71

Note 18 • Fund for General Banking Risks

(in millions of euros)	31/12/03	31/12/02	31/12/01
Home purchase savings (2)	1,608	1,676	1,881
CODEVI (industrial development passbook accounts)		17	17
Liquidity and Solvency Banking Risks (1)	615	610	610
Others	2,336	1,996	1,620
Total	**4,559**	**4,299**	**4,128**

(1) This guarantee fund was established at the time of Crédit Agricole S. A.'s initial public offering.
(2) Including €162 million in Home Purchase Savings FGBR identified within the Crédit Lyonnais group as part of the harmonisation of accounting methods carried out upon first-time consolidation pursuant to the provisions of regulation 99-07.

Consolidated financial statements

Note 19 • Subordinated debt: analysis by maturity date and issue currency

(in millions of euros)

	31/12/03						31/12/02	31/12/01
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Accrued interest payable	Total		
Fixed-term subordinated debt	**3**	**611**	**2,572**	**9,153**	**188**	**12,527**	**9,707**	**7,865**
· Euro	3	594	2,344	8,967	187	12,095	9,400	7,545
· US Dollar		2	209	186		397	275	285
· Yen		15				15	9	9
· Other currencies			19		1	20	23	26
Perpetual subordinated debt:				**4,660**	**51**	**4,711**	**520**	**442**
· Euro				4,644	51	4,695	417	338
· US Dollar				16		16	23	17
· Yen							80	87
· Other currencies								
Participating securities and loans				**247**	**1**	**248**	**23**	**88**
Short-term shareholders' advances				**4**		**4**		
Total - gross value	**3**	**611**	**2,572**	**14,064**	**240**	**17,490**		
Total					**240**	**17,490**	**10,250**	**8,395**

Note 20 • Changes in shareholder's equity excluding FGBR

(in millions of euros)

	Shareholder's equity excluding FGBR (Group share)						
	Share capital	Share premium, reserves and retained earnings	Investment grants	Foreign exchange translation adjustments	Total	Minority interests	Total shareholders' (including minority interests) excluding FGBR
At 31 December 2000	**3,923**	**21,610**	**84**	**175**	**25,792**	**894**	**26,686**
Dividends paid in 2001 (1)		(213)			(213)	(48)	(261)
Conversion of share capital into euros	2	(2)					
Changes in share capital	(26)					(26)	(26)
Elimination of treasury stock (4)	(6)	(28)			(34)		(34)
Divestment of Crédit Agricole S.A. shares by the Regional Banks (2)	591	2,144			2,735		2,735
Acquisition of CCIs (non-voting shares) by Crédit Agricole S.A.	(51)	(510)			(561)		(561)
Share capital increase restricted to Group employees	51	134			185		185
Change in reserves and share premium		(32)			(32)		(32)
Foreign exchange translation adjustments				36	36	(37)	(1)
Change in revaluation reserves		(19)			(19)		(19)
Change in legal revaluation reserve		19			19		19
Net income for 2001		1,158			1,158	89	1,247
Change in method of accounting for Fund for General Banking Risks relating to home purchase savings schemes (3)		(737)			(737)		(737)
Other changes		56	29		85	(242)	(157)
At 31 December 2001	**4,484**	**23,580**	**113**	**211**	**28,388**	**656**	**29,044**
Dividend paid in 2002 (5)		(319)			(319)	(38)	(357)
Changes in share capital	28				28		28
Net change in share premiums		57			57		57
Elimination of treasury stock (6)	(88)	(462)			(550)		(550)
Foreign exchange translation adjustments				(161)	(161)	(26)	(187)
Change in revaluation reserves		2			2		2
Net income for 2002		2,297			2,297	(4)	2,293
Provisions deducted from reserves		10			10		10
Change in investment grants			9		9		9
Other changes		(4)			(4)	(227)	(231)
At 31 December 2002	**4,424**	**25,161**	**122**	**50**	**29,757**	**361**	**30,118**

(1) Dividends paid in 2001 in respect of 2000 include:
- Interest paid by the Local Banks to their members: €109 million
- Interest paid by the Regional Banks to their members (excluding Local Banks) and interest paid to holders of 'certificats coopératifs d'investissement' (non-voting shares): € 64 million
- Dividends paid by Crédit Agricole S.A. excluding Regional Banks: € 40 million
(2) Including €1,300 million in capital gains on divestment, net of listing costs.
(3) Following an enquiry by the COB, Crédit Agricole S.A. no longer recognises deferred tax on the provision for home purchase savings schemes The impact of this change was charged to opening consolidated reserves.
(4) This sum comprises 2,009,482 Crédit Agricole S.A. shares held by other Group companies, which do not satisfy the regulatory criteria for recognition in the consolidated balance sheet (see CRC Regulation 2000-02).
(5) Dividends paid in 2002 in respect of 2001 include:
- Interest paid by the Local Banks to their members: € 115 million
- Interest paid by the Regional Banks to their members (excluding Local banks and Crédit Agricole S.A.) and interest paid to holders of 'certificats coopératifs d'investissement' (non-voting shares) excluding Crédit Agricole S.A.: € 62 million
- Dividends paid by Crédit Agricole S.A. to its shareholders excluding SAS La Boétie and Group subsidiaries: €142 million
(6) This sum comprises 31,238,087 Crédit Agricole S.A. shares held by the company or other Group companies, which do not satisfy the regulatory criteria for recognition in the consolidated balance sheet (see CRC Regulation 2000-02).

(in millions of euros)	Shareholder's equity excluding FGBR (Group share)					Minority interests	Total shareholders' (including minority interests) excluding FGBR
	Share capital	Share premium, reserves and retained earnings	Investment grants	Foreign exchange translation adjustments	Total		
At 31 December 2002	**4,424**	**25,161**	**122**	**50**	**29,757**	**361**	**30,118**
Dividends paid in 2003 (1)		(518)			(518)	(11)	(529)
Changes in share capital	1,348				1,348		1,348
Net change in share premiums		5,185			5,185		5,185
Elimination of treasury stock (2)	54	285			339		339
Foreign exchange translation adjustments				(221)	(221)	(286)	(507)
Change in revaluation reserves		(9)			(9)		(9)
Net income for 2003		2,625			2,625	237	2,862
Change of method (3)		110			110		110
Change in investment grants			7		7		7
Additions to the scope of consolidation (4)						3,767	3,767
Buyout of minority interests (5)						(18)	(18)
Other changes		(13)			(13)	(1)	(14)
At 31 December 2003	**5,826**	**32,826**	**129**	**(171)**	**38,610**	**4,049**	**42,659**

(1) Dividends paid in 2003 in respect of 2002 include:
- Interest paid by the Local Banks to their members: €115 million
- Interest paid by the Regional Banks to their members (excluding Local Banks and Crédit Agricole S.A.) and interest paid to holders of 'certificats coopératifs d'investissement' (non-voting shares) excluding Crédit Agricole S.A.: €71 million
- Dividends paid by Crédit Agricole S.A. to its shareholders excluding SAS La Boétie and Group subsidiaries: €332 million

(2) This sum comprises 13,114,018 Crédit Agricole S.A. shares held by the company or other Group companies, which do not satisfy the regulatory criteria for recognition in the consolidated balance sheet

(3) Including €139 million in deferred bond issue expenses and €(24) million in discounts on performing loans restructured on off-market terms.

(4) Most of these additions consist of minority interests arising on consolidation of Finaref (75.5%) and Credit Lyonnais (99.8%). CA Preferred Funding also issued € 2,428 million of preferred shares.

(5) Minority interests in CA Deveurope BV, Lukas SA, Lukas Bank, EFL and Credibom.

Note 20.1 • Preferred shares

Issuing entity	Issue date	Amount (in millions of USD)	Amount (in millions of euros)	31/12/03 (in millions of euros)	31/12/02 (in millions of euros)	31/12/01 (in millions of euros)
CA Preferred Funding LLC	Jan-03	1,500		1,188	0	0
CA Preferred Funding LLC	Jul-03	550		435		
CA Preferred Funding LLC	Dec-03		550	550		
Crédit Lyonnais capital SCA (1)	Jul-93	350				
Credit Lyonnais Preferred Capital 1 LLC	Apr-02		750	750		
Total		**2,400**	**1,300**	**2,923**	**0**	**0**

Preferred shares are booked to the balance sheet under minority interests.
(1) In July 2003, Crédit Lyonnais made an early redemption of its 1993 USD 350 million preferred share issue via its Luxembourg subsidiary Crédit Lyonnais Capital SCA

In 2003, the Crédit Agricole S.A. group made three issues of preferred non-voting shares. The first issue, for an amount of USD 1.5 billion, was made in January 2003 by Crédit Agricole Preferred Funding Trust I, a company exclusively controlled by Crédit Agricole Preferred Funding LLC, itself exclusively controlled by Group companies. These perpetual preferred shares offer holders a fixed, quarterly, non-cumulative dividend of 7% per annum, subject to compliance with the terms of the issue agreement. They may be redeemed by the issuer, barring events provided for in the issue agreement, on 30 January 2009 and quarterly thereafter. The second issue, for an amount of USD 550 million, was made in July 2003 by Crédit Agricole Preferred Funding Trust II, a company exclusively controlled by Crédit Agricole Preferred Funding LLC, itself exclusively controlled by Group companies. These perpetual preferred shares offer holders a fixed, quarterly, non-cumulative dividend of 7% per annum, subject to compliance with the terms of the issue agreement. They may be redeemed by the issuer, barring events provided for in the issue agreement, on 30 July 2009 and quarterly thereafter. The third issue, for an amount of € 550 million, was made in December 2003 by Crédit Agricole Preferred Funding Trust III, a company exclusively controlled by Crédit Agricole Preferred Funding LLC, itself exclusively controlled by Group companies. These perpetual preferred shares offer holders a fixed, quarterly, non-cumulative dividend of 6% per annum, subject to compliance with the terms of the issue agreement. They may be redeemed by the issuer, barring events provided for in the issue agreement, on 30 July 2009 and quarterly thereafter. These preferred shares do not dilute Crédit Agricole S.A.'s ordinary shares. The capital raised is eligible for regulatory purposes. It is booked as a liability in the consolidated financial statements under the heading 'minority interests'. Dividends paid are booked to the income statement under the heading 'minority interests'.

Note 21 • Capital

(in millions of euros)	31/12/03	31/12/02	31/12/01
Shareholders' equity excluding FGBR	**42,659**	**30,118**	**29,044**
Fund for General Banking Risks	4,559	4,299	4,128
Subordinated debt	17,490	10,250	8,395
Other capital	**22,049**	**14,549**	**12,523**
Total	**64,708**	**44,667**	**41,567**

Note 22 • Analysis of the consolidated balance sheet by currency

(in billions of euros)	Assets			Liabilities and shareholders' equity		
	31/12/03	31/12/02	31/12/01	31/12/03	31/12/02	31/12/01
Euro	549.7	498.8	468.0	542.3	496.0	458.4
Other EU currencies	3.2	4.6	7.1	9.2	13.5	14.5
US Dollar	32.9	41.2	52.5	53.4	56.9	71.0
Yen	20.0	20.7	19.5	3.3	3.0	5.7
Other currencies	16.0	15.5	16.2	12.5	11.4	13.7
Other, aggregate (1)	253.4			254.5		
Total	**875.2**	**580.8**	**563.3**	**875.2**	**580.8**	**563.3**

(1) Contribution from Crédit Lyonnais

Note 23 • Off-balance sheet commitments (excluding insurance companies)

(in millions of euros)	31/12/03	31/12/02	31/12/01
Commitments given (excluding insurance companies)	**207,024**	**124,470**	**101,116**
Financing commitments	**138,667**	**73,246**	**67,290**
Banks	9,167	5,088	3,033
Customers	129,500	68,158	64,257
- Confirmed credit lines	111,444	60,538	57,523
Confirmed documentary credits	2,665		
Other confirmed credit lines	108,779		
- Other	18,056	7,620	6,734
Guarantees	**64,598**	**49,282**	**31,405**
Banks	15,651	7,072	8,121
- Confirmed documentary credits (2)	1,512	764	756
- Other	14,139	6,308	7,365
Customers	48,947	42,210	23,284
- Guarantees	12,582	4,773	3,504
Property guarantees	1,046	751	690
Loan repayment guarantees	4,033	4,022	2,814
Guarantees	7,503		
- Other (1)	36,365	37,437	19,780
Commitments relating to securities	**3,759**	**1,942**	**2,421**
Securities bought with resale or repurchase option	11	1	6
Other commitments given	3,748	1,941	2,415

(in millions of euros)	31/12/03	31/12/02	31/12/01
Commitments received (excluding insurance companies)	**66,773**	**40,367**	**35,793**
Financing commitments	**5,384**	**5,357**	**1,774**
Banks	4,253	2,999	1,277
Customers	1,131	2,358	497
Guarantees	**55,716**	**31,334**	**30,447**
Banks (1)	18,203	4,301	4,009
Customers	37,513	27,033	26,438
- Guarantees received from government bodies or similar	15,827	17,807	10,948
- Other	21,686	9,226	15,490
Commitments relating to securities	**5,673**	**3,676**	**3,572**
Securities sold with repurchase or resale option	15		73
Other commitments received	5,658	3,676	3,499

(1) These commitments include the guarantee given by Crédit Agricole Indosuez and the counter-indemnity received from the Regional Banks within the framework of the public cash and share offer for Crédit Lyonnais made on 16 December 2002.
(2) Excluding Crédit Lyonnais

Note 23.1 • Foreign exchange transactions and borrowings

(in millions of euros)	31/12/03		31/12/02		31/12/01	
	To be received	To be delivered	To be received	To be delivered	To be received	To be delivered
Spot	**33,063**	**32,740**	**16,545**	**16,805**	**14,698**	**14,758**
Foreign currencies	26,955	27,340	12,899	12,760	10,900	10,417
Euros	6,108	5,400	3,646	4,045	3,798	4,341
Forward	**636,808**	**633,866**	**534,146**	**536,093**	**472,684**	**473,144**
Foreign currencies	390,640	397,185	411,143	408,988	380,276	372,949
Euros	91,241	87,833	123,003	127,105	92,408	100,195
Other, aggregate (1)	154,927	148,848				
Lending and borrowing in foreign currencies (excluding Crédit Lyonnais) :	**3,599**	**1,791**	**2,970**	**2,276**	**2,514**	**347**
Total	**673,470**	**668,397**	**553,661**	**555,174**	**489,896**	**488,249**

(1) Contribution from Crédit Lyonnais

Note 23.2 • Securitisation transactions and special-purpose vehicles

Securitisation transactions carried out on behalf of customers

Crédit Agricole Indosuez and Crédit Lyonnais have carried out a number of securitisation transactions on behalf of their customers:

a) Transactions carried out by Crédit Agricole Indosuez

- At 31 December 2003, a € 1.4 billion portfolio was securitised in North America with the bank's assistance, through four non-consolidated SPVs (Indosuez Capital Funding IIA, Limited, Indosuez Capital Funding III, Limited, Porticoes Funding, L.P. and Indosuez Capital Funding VI, Limited) and one consolidated SPV (Serves), in which the bank held € 2.1 million of subordinated shares net of provisions at that date;
- Crédit Agricole Indosuez manages a non-consolidated SPV, Hexagon Finance a.r.l., formed in 1998 for operations carried out in Europe on behalf of its customers. At 31 December 2003, Crédit Agricole Indosuez had issued a total of € 185 million in letters of credit to guarantee the counterparty risk attaching to the assets securitised by its customers. Hexagon Finance a.r.l. finances these assets by issuing commercial paper in the money market. No provision was considered necessary at 31 December 2003.

In addition, the bank had granted a total of € 3.7 billion in cash lines at 31 December 2003 to the SPVs involved in these transactions.

b) Transactions carried out by Crédit Lyonnais

- At 31 December 2003, a € 3.7 billion portfolio was securitised in Europe with the bank's assistance, through three non-consolidated SPVs (LMA, H2O and ESF). These SPVs finance themselves by issuing commercial paper in the French and euro money markets. In addition, the bank had granted a total of € 3.2 billion in cash lines at 31 December 2003 to the SPVs involved in these transactions.
- Crédit Lyonnais manages a € 2.6 billion portfolio in North America through two non-consolidated asset-backed commercial paper vehicles, Atlantic Asset Securitization Corp. and La Fayette Asset Securitization. At

Consolidated financial statements

31 December 2003, the bank and Crédit Agricole Indosuez had issued a total of € 368 million in letters of credit (including € 275 million granted by Crédit Agricole Indosuez to Atlantic) to guarantee a portion of the risk of default attaching to the assets securitised by their customers. In addition, the bank had granted a total of € 3.5 billion in cash lines at 31 December 2003 to the SPVs involved in these transactions.

- The bank also manages a portfolio of loans in North America, which amounted to € 259 million at 31 December 2003, held in a non-consolidated CLO (collateralized loan obligations) vehicle called LCM 1 LP. This vehicle issues floating or fixed rate notes in the market, redemption of which depends directly on the performance of the underlying loan portfolio. The bank holds 49.9% of the subordinated shares (€ 12 million) and 6% of the B shares issued to investors (€ 14 million).

Securitisation transactions on own account

Crédit Agricole Indosuez and Crédit Lyonnais carry out securitisation transactions on their own account:

a) Transactions carried out by Crédit Agricole Indosuez

Since 2000, Crédit Agricole Indosuez has carried out seven synthetic securitisation transactions (Chloe 1 to 5, Chloe 7 and Daphne 1) maturing between 31 July 2005 and 9 January 2009, as part of its strategy for managing the portfolio of Crédit Agricole Indosuez SA and its branch offices. The SPVs hold assets totalling € 15.5 billion, principally loans to large European and American corporates. CAI has retained a first loss risk (the most subordinated tranches of each transaction, which do not initially have investment-grade rating) averaging 3.32%. As these are synthetic transactions, the loans concerned are kept on the bank's balance sheet or off-balance sheet items as applicable, while most of the credit enhancement is recorded off-balance sheet, under financial instruments (credit derivatives bought, see Note 24, Hedging transactions). The bank has retained a total of € 513 million in non-investment-grade risk, plus a residual share in the investment-grade tranches amounting to € 344 million.

b) Transactions carried out by Crédit Lyonnais

At 31 December 2003, Crédit Lyonnais had carried out six securitisation transactions for its own account. Four of these transactions were made by way of asset sales, totalling € 1.2 billion at 31 December 2003, with Crédit Lyonnais retaining a portion of the risk amounting to € 53 million. These transactions involve equipment financing for pharmacists, mortgage loans granted to personal customers in the French branch network and loans granted to major US corporates. The other two are synthetic transactions amounting to a total of € 4.9 billion at 31 December 2003. Crédit Lyonnais has retained a first-loss risk of € 4.3 million. The transactions involved a portfolio of loans to major US and European corporates.

Dedicated funds

Through its subsidiary Crédit Agricole Indosuez Cheuvreux, Crédit Agricole Indosuez owns 100% of Korea 21st Century TR, a consolidated South Korean fund with € 86 million in funds under management at 31 December 2003. In addition, Crédit Agricole Indosuez owns shares in funds which are consolidated after their first year of existence where Crédit Agricole Indosuez owns more than 50%. The following table shows a breakdown at 31 December 2003:

Name of fund	Year of creation (approval)	CAI investment (in millions of euros)	Funds under management (in millions of euros)	Consolidated
Equalt Convertible Arbitrage	2000	60	88.2	Yes
Equalt Pair Trading	2000	23.6	47.0	Yes
Equalt Moyen Terme	1992	8.1	23.1	No (outstanding at end-June 2003)
Equalt Long Terme	2001	3.5	28.2	No (outstanding at end-June 2003)
Equalt Systematic Futures	2002	20	39.2	Yes
Equalt Core Macro	2001	28.7	36.3	Yes
Equalt Statistical Arbitrage	2002	59.4	96.0	Yes
Equalt Fixed Income Arbitrage	2002	117.5	342.7	Yes
Equalt Selection	2003	5	17.2	No (outstanding at end-June 2003)
Equalt Equity hedge	2003	25	25.0	No (outstanding at end-June 2003)
Liberty View Plus Funds	1998	138.6	310.2	No (outstanding at end-December 2003)
Liberty View Income Fund	2001	33.2	37.6	No (outstanding at end-December 2003)

Note 24 • Financial futures and options

(in millions of euros)	31/12/03			31/12/02	31/12/01
	Hedging transactions	Other transactions	Total	Total	Total
Futures and forwards	**151,830**	**4,160,825**	**4,312,655**	**2,633,406**	**2,228,015**
Exchange traded (1)	**30,563**	**155,380**	**185,943**	**190,799**	**411,228**
Interest rate futures	30,453	114,812	145,265	174,195	173,251
Currency futures	79	9,089	9,168	9,762	157
Equity and stock index instruments	31	31,479	31,510	6,842	227,846
Other					9,974
OTC (1)	**121,267**	**4,005,445**	**4,126,712**	**2,442,607**	**1,816,787**
Interest rate swaps	117,446	3,165,598	3,283,044	1,827,450	1,471,249
Forward rate agreements	460	556,937	557,397	407,799	213,096
Equity and stock index instruments	1,098	38,320	39,418	9,032	132,442
Other	2,263	244,590	246,853	198,326	
Options	**30,024**	**1,145,271**	**1,175,295**	**458,831**	**254,204**
Exchange traded	**4,259**	**190,724**	**194,983**	**15,321**	**25,475**
Interest rate options					
• Bought	328	6,744	7,072	38	9,100
• Sold	3,830	9,979	13,809	983	8,151
Equity and stock index options					
• Bought	1	75,695	75,696	8,048	3,377
• Sold	73	61,283	61,356	5,381	4,593
Currency options					
• Bought	13	18,346	18,359	439	204
• Sold	14	18,677	18,691	432	50
OTC	**25,765**	**954,547**	**980,312**	**443,510**	**228,729**
Swap options					
• Bought	674	71,191	71,865	31,446	12,561
• Sold	19	76,898	76,917	31,982	13,525
Interest rate options					
• Bought	1,446	218,955	220,401	76,542	67,942
• Sold	1,102	188,398	189,500	69,078	61,349
Equity and stock index options					
• Bought	909	12,278	13,187	8,275	
• Sold	760	22,917	23,677	37,776	
Currency options					
• Bought	796	164,552	165,348	89,956	23,640
• Sold	803	164,938	165,741	89,816	23,448
Other options					
• Bought		37	37		7,551
• Sold		38	38		18,713
Credit derivatives					
• Bought	19,194	27,013	46,207	4,769	
• Sold	62	7,332	7,394	3,870	
Total	**181,854**	**5,306,096**	**5,487,950**	**3,092,237**	**2,482,219**

(1) For futures and forwards, the amounts stated are the aggregate short and long positions in the case of interest rate swaps and swap options, and the aggregate bought and sold contracts in the case of other contracts.

Note 24.1 • Financial futures and options: analysis by maturity date

Notional amount (in millions of euros)	OTC ≤ 1 year	OTC > 1 year ≤ 5 ans	OTC > 5 years	OTC Unallocated[1]	Exchange traded ≤ 1 year	Exchange traded > 1 year ≤ 5 years	Exchange traded > 5 ans	Exchange traded Unallocated[1]	31/12/03 Total	31/12/02 Total	31/12/01 Total
Interest rate instruments	**1,478,105**	**1,218,168**	**515,435**	**1,187,417**	**16,870**	**1,025**	**0**	**148,250**	**4,565,270**	**2 619,521**	**2,026,122**
Futures					13,812	1,025		130,428	145,265	174,203	169,149
Forward rate agreements	434,949	120,041	76	2.330					557,396	407,799	213,096
Interest rate swaps	956,600	929,224	450,337	946,882					3,283,043	1,827,450	1,471,248
Interest rate options	46,051	69,057	33,675						148,783	63,428	26,086
Caps, floors and collars	40,040	99,146	31,008						170,194	142,597	121,251
Other options	465	700	339	238,205	3,058			17,822	260,589	4,044	25,292
Foreign currency and gold	**419 374**	**105,889**	**45,573**	**7,106**	**7,244**	**0**	**0**	**38,975**	**624,161**	**388,725**	**184,119**
Currency futures	106.853	94,631	44,859	509	7,217			1,952	256,021	208,080	136,803
Currency options	312,521	11,258	714	6.597	27	0		37,023	368,140	180,645	47,316
Other financial instruments	**13,115**	**47,126**	**6,364**	**63,352**	**47,767**	**1,996**	**0**	**118,799**	**298,519**	**83,991**	**271,978**
Equity and stock index derivatives	12,203	21,753	3,667		47.767	1,996			87,386	55,308	261,705
Precious metal derivatives									0	20,044	145
Commodity derivatives									0		0
Credit derivatives	912	25,373	2,697	24,618					53 ,600	8,639	10,128
Other [1]				38,734				118,799	157,533		
Sub-total	**1,910,594**	**1,371,183**	**567,372**	**1,257,875**	**71,881**	**3,021**	**0**	**306,024**	**5,487,950**	**3,092,237**	**2,482,219**
Forward currency transactions	947,820	18,628	450	303,775					1,270,673	1,070,239	945,828
Total	**2,858,414**	**1,389,811**	**567,822**	**1,561,650**	**71,881**	**3,021**	**0**	**306,024**	**6,758,623**	**4,162,476**	**3,428,047**

(1) Contribution from Crédit Lyonnais.

Note 24.2 • Financial futures and options: counterparty risk

(in millions of euros)	31/12/03 Marked-to-market value	31/12/03 Potential credit risk	31/12/02 Marked-to-market value	31/12/02 Potential credit risk	31/12/01 Marked-to-market value	31/12/01 Potential credit risk
OECD governments, central banks and similar institutions	335	270	462	225	343	183
OECD financial institutions and similar institutions	51,818	23,062	56,191	19,422	22,903	15,118
Other counterparties	3,301	1,971	4,087	2,334	3,105	2,110
Total by counterparty type (excluding Crédit Lyonnais)	**55,454**	**25,303**	**60,740**	**21,981**	**26,351**	**17,411**
By instrument:						
· interest rates, currency and commodities	50,953	23,740	51,310	20,123	24,035	15,872
· equity and index derivatives	4,501	1,563	9 ,430	1,858	2,316	1,539
Impact of netting agreements (excluding Crédit Lyonnais)	**43,198**	**11,784**	**45,174**	**9,754**	**13,255**	**5,641**
Crédit Lyonnais group	**6,749**	**8,925**				
Total after impact of netting agreements	**19,005**	**22,444**	**15,566**	**12,227**	**13,096**	**11,770**

Contracts between members of the network are not included since they carry no risk.

Note 25 • Net interest and similar income

(in millions of euros)	31/12/03	31/12/02	31/12/01
Loans and advances to banks	5,215	9,774	8,381
Loans and advances to customers	17,794	15,552	17,077
Lease financing	1,097	812	705
Bonds and other fixed-income securities (see Note 26)	2,994	2,648	2,776
Other interest income	92	47	52
Interest and similar income receivable	**27,192**	**28,833**	**28,991**
Deposits by banks	(6,547)	(11,139)	(10,466)
Customer accounts	(7,576)	(6,889)	(7,872)
Lease financing	(422)	(319)	(251)
Bonds and other fixed-income securities	(3,541)	(3,230)	(3,937)
Other interest expense	(281)	(208)	(30)
Interest and similar expense payable	**(18,367)**	**(21,785)**	**(22,556)**
Net interest and similar income	**8,825**	**7,048**	**6,435**

Note 26 • Income from securities

(in millions of euros)	Fixed-income securities			Variable-income securities		
	31/12/03	31/12/02	31/12/01	31/12/03	31/12/02	31/12/01
Investments in non-consolidated subsidiaries and associated companies, other long-term securities				104	130	194
Available-for-sale and portfolio securities	617	700	688	116	48	72
Codevi passbook accounts	143	154	149			
Held-to-maturity securities	1,547	1,457	1,604			
Other securities transactions	687	337	335			
Total	**2,994**	**2,648**	**2,776**	**220**	**178**	**266**

Note 27 • Net fee and commission income

(in millions of euros)	31/12/03			31/12/02			31/12/01		
	Income	Expense	Net	Income	Expense	Net	Income	Expense	Net
Interbank transactions	144	(145)	(1)	165	(102)	63	130	(61)	69
Customer transactions	2,247	(247)	2,000	1,611	(162)	1,449	1,585	(130)	1,455
Securities transactions	392	(163)	229	335	(97)	238	339	(69)	270
Foreign exchange transactions	163	(50)	113	41	(7)	34	69	(5)	64
Financial future and forward instruments and options and other off-balance sheet transactions	122	(47)	75	97	(86)	11	72	(50)	22
Banking and financial services	3,738	(1,048)	2,690	2,830	(900)	1,930	2,902	(701)	2,201
Total	**6,806**	**(1,700)**	**5,106**	**5,079**	**(1,354)**	**3,725**	**5,097**	**(1,016)**	**4,081**

Note 28 has been merged with Note 27.

Note 29 • Trading profits/(losses)

(in millions of euros)	31/12/03	31/12/02	31/12/01
Trading securities and derivatives	2,920	1,246	2,150
Transactions and derivatives	(200)	553	352
Total	**2,720**	**1,799**	**2,502**

Note 30 • Net gain/(loss) on securities transactions

(in millions of euros)	31/12/03	31/12/02	31/12/01
Available-for-sale securities			
Impairment provisions	(106)	(317)	(217)
Write-back of provisions	296	143	158
Net change in provisions	**190**	**(174)**	**(59)**
Gains on disposals (1)	497	837	952
Losses on disposals	(218)	(353)	(349)
Net gain/(loss) on disposals	**279**	**484**	**603**
Net gain/(loss) on available-for-sale securities	**469**	**310**	**544**
Equity portfolio securities			
Impairment provisions	(242)	(129)	(69)
Write-back of provisions	87	49	35
Net change in provisions	**(155)**	**(80)**	**(34)**
Gains on disposals	110	189	409
Losses on disposals	(40)	(17)	(8)
Net gain/(loss) on disposals	**70**	**172**	**401**
Net gain/(loss) on portfolio securities	**(85)**	**92**	**367**
Total net gain/(loss) on securities transactions	**384**	**402**	**911**

(1) Including € 65 million in gains on the disposal of available-for-sale securities which were transferred from the held-to-maturity portfolio in 2002 (see Note 5).

Note 31 • Operating expenses

Note 31.1 • Staff costs

(in millions of euros)	31/12/03	31/12/02	31/12/01
Salaries	(4,635)	(3,601)	(3,670)
Social security	(1,943)	(1,471)	(1,496)
Incentives schemes and profit-sharing	(432)	(337)	(331)
Payroll-related tax	(317)	(306)	(309)
Total	**(7,327)**	**(5,715)**	**(5,896)**

In 2003, remuneration paid to the Board of Directors and Management Committee of Crédit Agricole S.A. group amounted to € 11 million.

Note 31.2 • Average number of employees

	31/12/03	31/12/02	31/12/01
Total (1):	**136,446**	**95,537**	**102,259**
o/w : France	116,969	84,292	85,821
Outside France	19,477	11,245	16,438

(1) The increase in the number of employees is principally due to the first-time consolidation of Finaref and Ellos (1,459 employees) and of Crédit Lyonnais group (40,260 employees including 32,010 in France)

Note 31.3 • Other operating expenses

(in millions of euros)	31/12/03	31/12/02	31/12/01
Taxes other than on profit or payroll-related	(426)	(380)	(458)
External services and other costs	(4,614)	(3,688)	(3,568)
Total	**(5,040)**	**(4,068)**	**(4,026)**

Note 32 • Risk-related costs

(in millions of euros)	31/12/03	31/12/02	31/12/01
Charge to provisions	**(5,749)**	**(3,387)**	**(5,021)**
Doubtful debts	(4,999)	(2,713)	(3,075)
Other provisions	(750)	(674)	(1,946)
Write-back of provisions	**5,378**	**3,624**	**4,868**
Doubtful debts	4,881	2,684	3,114
Other provisions	497	940	1,754
Net change	**(371)**	**(237)**	**(153)**
Bad debts written off - not provided for	(188)	(116)	(138)
Bad debts written off - provided for	(1,318)	(1,027)	(1,215)
Recoveries on bad debts written off	152	110	153
Total	**(1,725)**	**(796)**	**(1,353)**

Note 33 • Net gain/(loss) on fixed asset disposals

(in millions of euros)	31/12/03	31/12/02	31/12/01
Long-term investments			
Charge to impairment provisions			
Held-to-maturity securities	(7)	(10)	(11)
Investments in unconsolidated interests and other long-term securities	(154)	(291)	(119)
Write-back of impairment provisions			
Held-to-maturity securities	3	2	9
Investments in unconsolidated interests and other long-term securities	178	306	203
Net change	**20**	**7**	**82**
Held-to-maturity securities	(4)	(8)	(2)
Investments in unconsolidated interests and other long-term securities	24	15	84
Gains on disposal			
Held-to-maturity securities	13	16	8
Investments in unconsolidated interests and other long-term securities	104	248	671
Losses on disposal			
Held-to-maturity securities	(12)	(3)	(9)
Investments in unconsolidated interests and other long-term securities	(191)	(371)	(653)
Net gain (loss) on disposal	**(86)**	**(110)**	**17**
Held-to-maturity securities	1	13	(1)
Investments in unconsolidated interests and other long-term securities	(87)	(123)	18
Net gain/(loss)	**(66)**	**(103)**	**99**
Tangible and intangible fixed assets			
Gains on disposal	52	31	67
Losses on disposal	(55)	(22)	(44)
Net gain/(loss) on disposal	**(3)**	**9**	**23**
Total	**(69)**	**(94)**	**122**

Note 34 • Corporate income tax

(in millions of euros)	31/12/03	31/12/02	31/12/01
Current tax	(1,903)	(1,198)	(1,435)
Deferred tax income/(charge)	95	(124)	105
Total	(1,808)	(1,322)	(1,330)

Effective tax rate	**at 31 December 2003**		
(in millions of euros and% tax rate)	Base	Tax rate	Tax
Profit before tax, goodwill amortisation and share in profit/(loss) of equity affiliates	5,095	35.43%	(1,805)
Impact of permanent timing differences		2.39%	(122)
Impact of different tax rates on foreign subsidiaries		- 1.18%	60
Impact of losses for the year, utilisation of tax loss carryforwards and timing differences		- 0.33%	17
Impact of taxation at 19% rate		- 0.18%	9
Impact of other items		- 0.65%	33
Effective tax rate and charge		35.49%	(1,808)

Deferred tax assets are not recognised as their recovery is deemed improbable: € 32 million at 31 December 2003.

The 2003 tax charge breaks down as follows:

- on ordinary activities: tax charge of € 1,851 million
- on extraordinary items: tax credit of € 43 million

Note 35 • Share in net profit/(loss) of equity affiliates

(in millions of euros)	31/12/03	31/12/02	31/12/01
Non-financial companies	20	(36)	(31)
Financial institutions	330	44	314
Total	**350**	**8**	**283**

Note 36 • Extraordinary items

(in millions of euros)	31/12/03	31/12/02	31/12/01
Insurance premiums and indemnities	(10)	(3)	
Early retirement benefits	(29)	(19)	(532)
Euro		(6)	7
Information systems and restructuring	(103)	(154)	(72)
Litigation	8	6	(48)
Contribution to guarantee fund - deposits and securities		(12)	(33)
Fine imposed by competition authorities			
Decrease in "internal loss rate"			759
Provision for Argentina risk			(98)
Compensation for Jewish assets			(9)
Operational risk	(13)		(66)
Other [1][2]	26	(647)	(24)
Total	**(121)**	**(255)**	**(116)**

(1) The 2002 figure includes the foreign exchange loss arising on deconsolidation of Banco Bisel.
(2) Including contribution from Crédit Lyonnais group: € 35 million.

Note 37 • Information relating to income from banking activities

Note 37.1 • Net banking income by business line and geographical region[1]

(in millions of euros)	31/12/03							31/12/02	31/12/01
	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines	Total business lines	Total business lines
France (including overseas departments and territories)	11,366	1,357	1,395	1,163	36	(754)	**14,563**	13,578	13,495
Other European Union countries	0	388	263	445	102	(11)	**1,187**	905	1,041
Rest of Europe	0	216	154	28	0	0	**398**	485	316
North America	0	0	23	244	0	105	**372**	299	323
Central and South America	0	0	13	0	9	0	**22**	37	584
Africa and the Middle-East	0	0	0	55	84	0	**139**	158	180
Asia and Pacific (excluding Japan)	0	0	5	170	0	0	**175**	194	250
Japan	0	0	6	46	0	0	**52**	71	70
Contribution from Crédit Lyonnais group	1,724	130	434	1,248	111	(41)	**3,606**	0	0
Net banking income	**13,090**	**2,091**	**2,293**	**3,399**	**342**	**(701)**	**20,514**	**15,727**	**16,259**

(1) The above analysis was derived in part from management information systems

Consolidated financial statements

Note 37.2 • Net income before goodwill amortisation at 31 December 2003 by business line[1][2]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	**13,090**	**2,091**	**2,293**	**3,399**	**342**	**(701)**	**20,514**
Operating expenses	(8,118)	(1,185)	(1,155)	(2,309)	(263)	(168)	(13,198)
Gross operating income	**4,972**	**906**	**1,138**	**1,090**	**79**	**(869)**	**7,316**
Risk-related costs	(921)	(329)	(9)	(417)	(49)		(1,725)
Net operating income	**4,051**	**577**	**1,129**	**673**	**30**	**(869)**	**5,591**
Share in net income/(loss) of equity affiliates	52	4	29	74	206	(15)	350
Net gain/(loss) on fixed asset disposals				25		(94)	(69)
Net ordinary income (before tax)	**4,103**	**581**	**1,158**	**772**	**236**	**(978)**	**5,872**
Integration-related costs		(8)	(41)	(313)		(151)	(513)
Extraordinary items	(153)	1	(3)	(25)	(1)	60	(121)
Tax	(1,405)	(216)	(358)	(109)	(12)	292	(1,808)
Net charge to/(write-back from) Fund for General Banking Risks	76	2	(5)	8		126	207
Net income before goodwill amortisation	**2,621**	**360**	**751**	**333**	**223**	**(651)**	**3,637**

(1) The above analysis was derived in part from management information systems.
(2) The goodwill of Crédit Lyonnais will be allocated by business line by 31 December 2004; consequently the breakdown by business line cannot be provided down to net income.

Note 37.2 • Net income before goodwill amortisation at 31 December 2002 by business line[1][2]

(in millions of euros)	French retail banking	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	**11,207**	**1,552**	**2,422**	**530**	**16**	**15,727**
Operating expenses	(7,040)	(862)	(1,858)	(373)	(372)	(10 505)
Gross operating income	**4,167**	**690**	**564**	**157**	**(356)**	**5,222**
Risk-related costs	(655)	(12)	(171)	(136)	178	(796)
Net operating income	**3,512**	**678**	**393**	**21**	**(178)**	**4,426**
Share in net income/(loss) of equity affiliates		3	52	(18)	(29)	8
Net gain/(loss) on fixed asset disposals			32	(33)	(93)	(94)
Net ordinary income (before tax)	**3,512**	**681**	**477**	**(30)**	**(300)**	**4,340**
Extraordinary items	(131)	(6)	(28)	(55)	(35)	(255)
Tax	(1,206)	(202)	(117)	(6)	209	(1,322)
Net charge to/(write-back from) Fund for General Banking Risks	(270)	(2)	5	(3)	99	(171)
Net income before goodwill amortisation	**1,905**	**471**	**337**	**(94)**	**(27)**	**2,592**

(1) The above analysis was derived in part from management information systems.
(2) The goodwill of Crédit Lyonnais will be allocated by business line by 31 December 2004; consequently the breakdown by business line cannot be provided down to net income.

Note 37.2 • Net income before goodwill amortisation at 31 December 2001 by business line[1]

(in millions of euros)	French retail banking	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	**10,527**	**1,532**	**2,712**	**911**	**577**	**16,259**
Operating expenses	(6,881)	(810)	(2,013)	(665)	(332)	(10,701)
Gross operating income	**3,646**	**722**	**699**	**246**	**245**	**5,558**
Risk-related costs	(627)	(1)	(161)	(274)	(290)	(1,353)
Net operating incom	**3,019**	**721**	**538**	**(28)**	**(45)**	**4,205**
Share in net income/(loss) of equity affiliates		2	56	251	(26)	283
Net gain/(loss) on fixed asset disposals					122	122
Net ordinary income (before tax)	**3,019**	**723**	**594**	**223**	**51**	**4,610**

(1) The above analysis was derived in part from management information systems.

Note 37.3 • Net profit by geographical region[1]

(in millions of euros)	31/12/03													31/12/02	31/12/01
	Net banking income	Operating expenses	Gross operating income	Risk related costs	Operating income	Share in net profit/(loss) of equity affiliates	Net gain on fixed asset disposals	Net ordinary income (before tax)	Integration related costs	Extraordinary items	Tax	Net charge to/(write-back from) Fund for General Banking Risks	Net income before goodwill amortisation	Net income before goodwill amortisation	Net income before tax
France (including overseas departments and territories)	17,167	(11,182)	5,985	(1,473)	4,512	147	(75)	4,584	(487)	(84)	(1,580)	208	2,641	2,471	4,204
Other European Union countries	1,445	(893)	552	(64)	488	135	(5)	618	(6)	(11)	(105)	(1)	495	(86)	444
Rest of Europe	500	(293)	207	(55)	152	0	0	152	(12)	(2)	(49)	0	89	145	109
North America	672	(326)	346	(108)	238	0	7	245	(2)	(11)	(23)	0	209	15	(165)
Central and South America	255	(167)	88	(25)	63	5	1	69	0	(2)	(23)	0	44	(75)	(63)
Africa and the Middle-East	374	(260)	114	1	115	63	0	178	0	(11)	(25)	0	142	84	82
Asia and Pacific (excluding Japan)	83	(65)	18	0	18	0	3	21	(6)	0	(3)	0	12	20	(24)
Japan	18	(12)	6	(1)	5	0	0	5	0	0	0	0	5	18	23
Total	**20,514**	**(13,198)**	**7,316**	**(1,725)**	**5,591**	**350**	**(69)**	**5,872**	**(513)**	**(121)**	**(1,808)**	**207**	**3,637**	**2,592**	**4,610**

(1) The above analysis was derived in part from management information systems.

Note 38 • Insurance activities

As required by French law, the Group applies the specific accounting policies and valuation methods applicable to insurance business as set out in the French Insurance Code.

Note 38.1 • Insurance companies' investments

(in millions of euros)	31/12/03			31/12/02			31/12/01		
	Gross book value	Net book value	Net fair value	Gross book value	Net book value	Net fair value	Gross book value	Net book value	Net fair value
1. Property investments (incl. assets in progress)	3,137	3,118	3,468	2,416	2,403	2,566	2,093	2,080	2,172
2. Equities and other variable-income securities other than mutual funds	3,782	3,727	3,739	3,128	3,102	2,623	2,717	2,716	3,343
3. Mutual funds other than those in category 4 (below)	9,076	9,070	8,684	5,946	5,942	5,059	4,321	4,320	4,703
4. Mutual funds invested exclusively in fixed-income securities	8,276	8,276	9,697	8,037	8,037	9,368	6,426	6,426	7,607
5. Bonds and other fixed-income securities	88,500	89,161	94,519	61,656	60,992	65,577	58,944	58,311	61,095
6. Mortgage loans	4	4	4	6	6	6	6	6	6
7. Other loans and similar items	424	424	424	171	171	171	133	133	133
8. Deposits with ceding companies	2	2	2						
9. Other deposits, cash collateral deposits and other investments	1,560	1,560	1,658	131	131	138	596	593	608
10. Assets backing unit-linked busines	13,730	13,731	13,731	6,162	6,162	6,162	6,762	6,762	6,762
Total	**128,491**	**129,073**	**135,926**	**87,653**	**86,946**	**91,670**	**81,998**	**81,347**	**86,429**
Consolidation restatements		**(1,564)**			**(1,650)**			**(1,655)**	
Total		**127,509**			**85,296**			**79,692**	

Consolidated financial statements

Note 38.2 • Other insurance-related assets

(in millions of euros)	31/12/03			31/12/02			31/12/01		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Assets connected with direct insurance business	337	53	590	310	170	480	263	147	410
Assets connected with reinsurance business	207	169	376	1	156	157		141	141
Deferred acquisition costs	3	94	97		61	61		50	50
Technical reinsurance valuations								1	1
Unrealised foreign exchange gains				2		2	2		2
Other assets									
Total			**1,063**	**313**	**387**	**700**	**265**	**339**	**604**
Consolidation restatements			**(184)**			**(149)**			**(108)**
Total			**879**			**551**			**496**

Note 38.3 • Analysis of insurance companies' technical reserves

(in millions of euros)	31/12/03			31/12/02			31/12/01		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Unearned premiums reserve	2	442	444		323	323		280	280
Life reserve	104,062		104,062	74,274		74,274	67,845		67,845
Claims reserve	1,167	991	2,158	814	578	1,392	818	484	1302
With profits reserve	2,440	84	2,524	1,814	82	1,896	1,326	65	1391
Equalisation reserves	23	118	141	11	117	128	22	97	119
Other technical reserves	45	415	460	1	376	377	2	311	313
Total excluding unit-linked technical reserves	**107,739**	**2,050**	**109,789**	**76,914**	**1,476**	**78,390**	**70,013**	**1,237**	**71,250**
Unit-linked technical reserves	13,702		13,702	6,163		6,163	6,769		6,769
Total technical reserves - gross	**121,441**	**2,050**	**123,491**	**83,077**	**1,476**	**84,553**	**76,782**	**1,237**	**78,019**
Reinsurers' share in technical reserves	252	164	416	84	87	171	64	67	131
Net technical reserves	**121,189**	**1,886**	**123,075**	**82,993**	**1,389**	**84,382**	**76,718**	**1,170**	**77,888**

Contracts written on the Group's behalf to match its employee liabilities represent less than 1% of total technical reserves.

Note 38.4 • Other insurance-related liabilities

(in millions of euros)	31/12/03			31/12/02			31/12/01		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Liabilities for cash deposits received from ceding companies against technical insurance commitments	2	2	4						
Liabilities connected with direct reinsurance business	386	117	503	212	62	274	184	38	222
Liabilities connected with reinsurance business	243	202	445	11	207	218	4	162	166
Technical reinsurance valuations									
Deferred reinsurance commission income									
Other technical expense and losses	2		2	1		1	1		1
Total	**633**	**321**	**954**	**224**	**269**	**493**	**189**	**200**	**389**
Consolidation restatements			**(68)**			**(41)**			**(26)**
Total			**886**			**452**			**363**

Note 38.5 • Breakdown of gross margin on insurance activities

(in millions of euros)	31/12/03			31/12/02			31/12/01		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Gross premiums	12,740	1,377	14,117	9,528	1,069	10,597	9,276	933	10,209
Less: reinsurance premiums	(152)	(87)	(239)	(12)	(64)	(76)	(11)	(49)	(60)
Net premiums	**12,588**	**1,290**	**13,878**	**9,516**	**1,005**	**10,521**	**9,265**	**884**	**10,149**
Investment income	5,283	91	5,374	4,839	71	4,910	4,217	61	4,278
Adjustments related to unit-linked business (capital gains)	1,817		1,817	8		8	11		11
Other technical income and gains									
Underwriting and investment income	**19,688**	**1,381**	**21,069**	**14,363**	**1,076**	**15,439**	**13,493**	**945**	**14,438**
Claims	(5,651)	(577)	(6,228)	(4,738)	(477)	(5,215)	(4,254)	(405)	(4,659)
Less reinsurance	146	30	176		25	25	6	26	32
Net claims	**(5,505)**	**(547)**	**(6,052)**	**(4,738)**	**(452)**	**(5,190)**	**(4,248)**	**(379)**	**(4,627)**
Charges related to technical reserves	(6,577)	(170)	(6,747)	(2,837)	(178)	(3,015)	(3,578)	(188)	(3,766)
Less reinsurer's share in charges related to technical reserves	(37)	20	(17)	11	6	17	4	(8)	(4)
Net charges related to technical reserves	**(6,614)**	**(150)**	**(6,764)**	**(2,826)**	**(172)**	**(2,998)**	**(3,574)**	**(196)**	**(3,770)**
With-profits provision	(4,662)	(128)	(4,790)	(3,421)	(131)	(3,552)	(3,284)	(108)	(3,392)
Costs connected with investments	(406)	(13)	(419)	(834)	(16)	(850)	(548)	(11)	(559)
Adjustments related to unit-linked business (losses)	(922)		(922)	(1,485)		(1,485)	(919)		(919)
Other technical expense and losses									
Underwriting and investment expense	**(18,109)**	**(838)**	**(18,947)**	**(13,304)**	**(771)**	**(14,075)**	**(12,573)**	**(694)**	**(13,267)**
Gross margin on insurance activities	**1,579**	**543**	**2,122**	**1,059**	**305**	**1,364**	**920**	**251**	**1,171**
Consolidation restatements			**201**			**(111)**			**330**
Gross margin on insurance activities			**2,323**			**1,253**			**1,501**

Crédit Agricole group insurance companies own securities issued by other Group companies in their investment portfolios. These securities and related income are eliminated from the consolidated financial statements. In order to present a realistic economic view of insurance activities in the consolidated statement of income, the income (€ 51 million) from these securities has been written back to the gross margin on insurance activites, to reflect interest income.

Note 39 • Integration-related costs

(in millions of euros)	31/12/03		
	Costs provided for in the year	Costs expensed in the year	Total
Costs charged to income	**308**	**205**	**513**
o/w:			
· Synergy-related costs	304	70	374
· Other integration-related costs	4	135	139
Synergy-related costs charged to shareholders' equity (identifiable liabilities)	**532**	**0**	**532**
Total synergy-related costs	**836**	**70**	**906**
o/w:			
Staff costs	611	15	626
Information systems costs	56	0	56
Property-related costs	101	1	102
Other	68	54	122
	836	70	906

The integration will lead to cost savings or 'synergies', by combining business operations, spreading investment costs, pooling resources,sharing fixed costs, etc. To achieve these objectives, specific action has been or will be taken, the nature and cost of which is presented above. Other integration-related costs include costs incurred by the merger which are not directly synergy-generating, such as fees charged by advisory banks borne by Crédit Lyonnais.

Statutory auditors' report
on the consolidated financial statements

Year ended 31 December 2003

This is a free translation into English of the statutory auditors'report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors'report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.
This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Sirs,

In compliance with the assignment entrusted to us, we have audited the accompanying consolidated financial statements of the Crédit Agricole group for the year ended 31 December 2003.

As indicated in Note 2.1 to the financial statements, the consolidated financial statements of the Crédit Agricole group are established under the basis of a common entity, which represents the community of interest of *les Caisses Locales, les Caisses Régionales* and Crédit Agricole S.A.

These consolidated financial statements have been approved by the Board of Directors of Crédit Agricole S.A. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of Crédit Agricole S.A., *les Caisses Régionales and les Caisses Locales* which, taken all together, form the Crédit Agricole group as of 31 December 2003, in accordance with the accounting rules and principles applicable in France.

Without qualifying our opinion expressed above, we draw attention to the matters discussed in Note 2.3 to the financial statements concerning:

- the change in accounting method resulting from application of the preferred method of treatment of deferred expenses incurred in the issuance of debts represented by a security with effect from 1 January 2003
- the change in accounting method resulting from application of CRC regulation 2002-03 on accounting for credit risks by institutions regulated by the *Comité de la Réglementation Bancaire et Financière,*
- the change in accounting method resulting from application of CRC regulation 2002-10 on depreciation and impairment of assets for banking and insurance activities.

II. Justification of our assessments

In accordance with the requirements of Article L. 225-235 of the French Company Law *(Code de Commerce)* relating to the justification of our assessments, introduced by the Financial Security Act of 1 August 2003 and which came into effect for the first time this year, we bring to your attention the following matters:

- As indicated in Note 2.3 to the financial statements, the Group establishes provisions to cover the credit risks inherent in its activities. We reviewed the processes that the management uses to identify and evaluate these risks and determine the necessary amount of provisions.
- As indicated in Note 2.3 to the financial statements, the Group uses internal valuation models to value financial instruments that are not traded on organised markets. We reviewed the validation procedures used to determine the parameters of these models and factor in the risks associated with such instruments.

- As indicated in Note 1.2 to the financial statements, as part of the first-time consolidation of the Crédit Lyonnais group, the Group conducted a preliminary review of the asset, liability and off-balance-sheet items of the Crédit Lyonnais group that led it to harmonise the accounting methods used, book a provision for costs related to the business combination, and recognise an intangible asset representing the value of Crédit Lyonnais's retail banking business in France. The residual amount after recognition of these items was booked as goodwill and is amortised over 20 years. We reviewed the assumptions used to value these assets and liabilities and verified that the valuations are based on documented methods.

As a customary part of the process of drawing up the financial statements, the group made a number of significant accounting estimates, notably on the valuation of non-consolidated participating interests, the recoverability of deferred tax assets, and the valuation of goodwill and pension obligations appearing on the balance sheet. We reviewed the assumptions used and verified that these accounting estimates are based on documented methods that conform to the principles set forth in Notes 2.2 and 2.3 to the financial statements. Our assessment of the reasonable nature of these estimates was made on these bases.

The assessments were made in the context of our audit of the consolidated financial statements taken as a whole and therefore contributed to the formation of the unqualified opinion expressed in the first part of our report.

III. Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the Group management report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements

17 May 2004

The Statutory Auditors

CABINET ALAIN LAINÉ

BARBIER FRINAULT & AUTRES
ERNST & YOUNG

Alain Lainé

Valérie Meeus

Production:
Harrison & Wolf

Photo Library:
Yann Arthus-Bertrand, Corbis

Crédit Agricole S.A.
A French limited company with a share capital of € 4,420,567,311
Paris Trade and Company Registry No. 784 608 416
91-93, boulevard Pasteur – 75015 Paris - France
Tel. (33) 1 43 23 52 02
www.credit-agricole-sa.fr

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1

2004 First-Quarter Results Presentation

Dated May 14, 2004

Please see attached.

382317-1

2004 First Quarter Results

CRÉDIT AGRICOLE S.A.

- ✓ **Crédit Agricole S.A. consolidated results**
- ✓ **Presentation of business lines results**
  - ➢ French retail banking – Regional Banks
  - ➢ French retail banking – Crédit Lyonnais
  - ➢ Specialised financial services
  - ➢ Asset management, insurance and private banking
  - ➢ Corporate and investment banking
  - ➢ International retail banking
  - ➢ Proprietary asset management and other activities
- ✓ **Crédit Agricole S.A. balance sheet data**
- ✓ **Progress report on synergies**
- ✓ **Crédit Agricole Group financial data**
- ✓ **Appendices**

Consolidated results* at 31 March 2004

Net income group share, before goodwill and integration-related costs: €710m (+52.0%)

- Net income group share,
  before integration-related costs: €533m (+77.1%)
- Net income group share: €506m (+68.1%)

Annualised Q1-04 ROE: 12.4%

* Compared to 31 March 2003 pro forma results

Crédit Agricole S.A. consolidated results

Consolidated income statement

€ m	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**2,866**	**3,048**	**+6.4%**
Operating expenses	(2,167)	(2,173)	+0.3%
Gross operating income	**699**	**875**	**+25.2%**
Risk-related costs	(203)	(196)	(3.4%)
Equity affiliates	216	308	+42.6%
Net income on fixed assets	(30)	3	n.m.
Pre-tax ordinary income	**682**	**990**	**+45.2%**
integration-related costs	-	(41)	n.m.
Net income	**385**	**582**	**+51.2%**
Net income group share	**301**	**506**	**+68.1%**
Net income group share before integration-related costs	**301**	**533**	**+77.1%**
Net income group share before goodwill and integration-related costs	**467**	**710**	**+52.0%**

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Excellent performance from all business lines

Contribution of business lines to net income before goodwill and integration-related costs


€ m
551
+42.6%
786
156
102
90
185
162
41
(185)
167
126
90
222
217
92
(128)
Q1-03 pro forma
Q1-04
French retail banking - Regional Banks
French retail banking - Crédit Lyonnais network
Specialised financial services
Asset management, insurance and private banking
Corporate and investment banking
International retail banking
Proprietary asset management and other activities

- ✓ Net banking income up 6.4%, reflecting robust growth momentum in the retail banking business and its related activities (SFS and asset management).
- ✓ Operating expenses still well under control.
- ✓ Risk-related costs down significantly in corporate and investment banking.
- ✓ Sharp improvement in contribution from international retail banking.
- ✓ Overall, strong growth in all business lines.

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

High profitability from all business lines

€ bn	Q1-04		
	Allocated capital	%	ROE
French retail banking – Regional Banks	3.0	13.2%	20.4%
French retail banking – Crédit Lyonnais	2.2	9.6%	22.8%
Specialised financial services	1.7	7.5%	20.2%
Asset management, insurance and private banking	5.3	23.2%	16.7%
Corporate and investment banking	8.0	35.1%	10.9%
International retail banking	2.6	11.4%	14.6%
Total business lines	**22.8**	**100%**	**15.7%**
Group			**12.4%**

- ✓ **Crédit Agricole S.A. consolidated results**
- ✓ **Presentation of business lines results**
  - ➢ French retail banking – Regional Banks
  - ➢ French retail banking – Crédit Lyonnais
  - ➢ Specialised financial services
  - ➢ Asset management, insurance and private banking
  - ➢ Corporate and investment banking
  - ➢ International retail banking
  - ➢ Proprietary asset management and other activities
- ✓ **Crédit Agricole S.A. balance sheet data**
- ✓ **Progress report on synergies**
- ✓ **Crédit Agricole Group financial data**
- ✓ **Appendices**

Very robust Q1 business performance by the Regional Banks

Q1-04 Pre-tax ordinary income: €216m


21.8%

Allocated capital: €3.0bn


13.2%

Q1-04 Net income before goodwill: €167m

ROE: 20.4%

- ✓ Prominent market position enjoyed by *Retraite Verte* retirement savings products (over 550,000 sold in Q1). These products are convertible into PERPs ('popular retirement savings plans').
- ✓ Mortgage loan activity still very buoyant.
- ✓ Gross operating income up 17.6%, with operating expenses still under control.
- ✓ Risk-related costs steady compared to Q1-03.

Sharp increase in customer assets

- ✓ Customer assets up sharply by 8.3% vs Q1-03, i.e. a €2.2bn increase in Q1-04, driven by:
  - robust growth in life insurance (up 12% vs Q1-03)
  - a sharp rebound in mutual fund assets (up 15.1% vs Q1-03)
  - strong net inflows into passbook accounts (up 11.3%) and home purchase savings schemes (up 5.5%)
  - significant growth in sight deposits (up 8.4% after a 5.3% increase in December 2003).
- ✓ *Capital Vert Croissance,* the new time deposit account launched at the start of the year, attracted inflows of €225m during the first quarter and €350m over the first four months of 2004.

€ bn


325.4
33.9
82.4
9.5
24.7
76.8
44.7
53.4
350.2
37.8
89.1
8.8
24.1
80.7
49.0
60.7
352.4
39.1
92.3
9.2
23.3
80.9
49.7
57.9
Mar 03
Dec 03
Mar 04

Aggregate outstandings (excl. securities) from the Regional Banks

	% change Q1-04/Q1-03
Total	+8.3
Mutual funds	+15.1
Life insurance	+12.0
Time deposits, savings bonds and certificates of deposits	(3.7)
Popular savings plan	(5.7)
Home purchase savings schemes	+5.5
Passbook accounts	+11.3
Sight deposits	+8.4

French retail banking – Regional Banks

Strong growth in loans outstanding and new lending

- ✓ Continued strong growth in new medium and long-term lending (up 27.1% vs Q1-03 to €10.8bn), especially mortgage loans (up 42.2% year-on-year to €6.2bn).
- ✓ Faster growth in loan book: up 8.2% vs Q1-03, compared to a rise of 7.1% in 2003 and 5.6% in Q1-03. Performances still excellent in local authority finance and mortgage loans.



€ bn
209.4
3.6
17.3
13.1
53.3
26.9
95.2
223.3
3.7
19.7
14.1
54.9
27.2
103.7
226.5
3.7
19.5
14.0
55.4
27.6
106.3
Mar 03
Dec 03
Mar 04

Aggregate loans outstanding from the Regional Banks

	% change Q1-04/Q1-03
Total	+8.2
Other	+5.1
Local authorities	+12.3
Consumer credit	+6.8
Business	+4.0
Farming loans	+2.5
Mortgage loans	+11.7

Sharp growth in services and fee income from customers

- ✓ Fee income from customers up 8.5% to €971m at end-March 2004, accounting for 38.0% of net banking income from customer accounts, i.e. a year-on-year increase of two percentage points.
- ✓ Further increase in the number of products per current account holder, driven by an increase in new accounts opened (+359,000, up 4.8% vs Q1-03) and new life and non-life insurance policies taken out (up 8.1% vs Q1-03). Number of sight deposit accounts up 163,000 year-on-year.

Rise in the number of products per current account


7.16
7.42
7.50
Q1-02
Q1-03
Q1-04

Rise in fee income from customers


€ m
812
250
80
166
316
895
280
83
195
337
971
297
99
211
364
Q1-02
Q1-03
Q1-04

	% change Q1-04/Q1-03
Total	+8.5
Services and other banking transactions	+6.2
Securities	+18.9
Insurance	+8.1
Account management and payment instruments	+8.1

French retail banking – Regional Banks

Steady improvement in key operating ratios

✓ Cost/income ratio down 3.3 percentage points vs Q1-03, with operating expenses well under control and NBI up sharply.

✓ Cost of credit risk steady at 25bp in Q1-04, with cover of bad and doubtful loans at 68.1%.

Continuous improvement in cost/income ratio


63.6%
61.6%
58.3%
Q1-02
Q1-03
Q1-04

Trends in provisioning against bad and doubtful loans, and cost of credit risk


66.1%
67.6%
68.1%
Provisions/bad & doubtful loans outstanding
4.6%
4.2%
3.9%
BDD/total loans outstanding
26 bp
23 bp
25 bp
Cost of credit risk/loans outstanding
Q1-02
Q1-03
Q1-04

Continued growth in income and a stronger contribution from the Regional Banks

✓ Gross operating income up sharply by 17.6%, driven by growth in net banking income (up 8.2%, or 2.8% excluding return on investment of excess equity) and controlled operating expenses (up 2.4%).

✓ Consolidated contribution from the Regional Banks up 12.5% (7.1% after tax on dividends received by Crédit Agricole S.A.)

€ m

Contribution of the Regional Banks accounted for by the equity method


Net banking income*
+8.2%
Q1-04
2,744
Q1-03
2,536
Gross operating income*
+17.6%
Q1-04
1,145
Q1-03
974
Net income*
+14.1%
Q1-04
598
Q1-03
524
Income from equity affiliates
+12.5%
Q1-04
216
Q1-03
192

* Aggregate results of the 43 Regional Banks accounted for by the equity method.
The difference between 'Net profit' and 'Income from equity affiliates' is due to the timing of dividend payments and various one-off transactions.

French retail banking – Regional Banks

French retail banking division – Regional Banks

€ m	Q1-03	Q1-04	% change Q1-04/Q1-03
Net banking income			
Operating expenses			
Gross operating income			
Risk-related costs			
Income from equity affiliates	192	216	+12.5%
Pre-tax ordinary income	**192**	**216**	**+12.5%**
Extraordinary items + tax + FGBR	(36)*	(49)*	+36.1%
Net income before goodwill amortisation	**156**	**167**	**+7.1%**
Cost/income ratio	n.a.	n.a.	
Allocated capital (€ bn)	2.9	3.0	
ROE		20.4%	

* Tax impact of dividends received from Regional Banks. The tax rate increased in Q1-04 due to the removal by the Government of the previous tax credit regime

CRÉDIT AGRICOLE S.A.

Sharp growth in gross operating income (up 18.4%), driven by a persistently strong business performance

Q1-04 Pre-tax ordinary income: €181m


18.3%

Allocated capital: €2.2bn


9.6%

Q1-04 net income before goodwill and integration-related costs: €126m

ROE: 22.8%

- ✓ Continued strong growth in customer assets and loans outstanding, particularly mortgage loans.
- ✓ Robust growth in net banking income (up 6.8%), driven by a sound business performance in all markets.
- ✓ Risk-related costs steady and confined to a few SME exposures.

French retail banking – Crédit Lyonnais

Faster increase in customer assets

- ✓ Increase in deposit-taking, driven by a very sharp rise in passbook deposits (up 18.9%) and growth in sight deposits (up 8.6%).
- ✓ Continued strong performance in life insurance (up 10.3%).
- ✓ Sharp pick-up in mutual funds and securities, fuelled by the success of guaranteed funds.


€ bn
102.9
108.1
111.2
30.1
25.4
5.6
1.0
14.1
9.3
17.4
31.9
27.3
4.9
0.8
14.1
10.3
18.8
33.2
28.0
4.7
0.8
14.5
11.1
18.9
Mar 03
Dec 03
Mar 04

	% change Q1-04/Q1-03
Total	+8.1
Securities and mutual funds	+10.5
Life insurance	+10.3
Time deposits, savings bonds and certificates of deposits	(16.4)
Popular savings plans	(17.1)
Home-finance savings schemes	+2.9
Passbook accounts	+18.9
Current accounts	+8.6

Continued strong growth in loans outstanding

✓ Robust growth in loans outstanding: up 10.1%

- continued sharp increase in mortgage lending: up 14.6% (new business up 31.3% vs Q1-03)
- consumer credit up 5,8%
- selective increase in loans to SMEs (up 4.0% vs Q1-03).


€ bn
41.4
7.6
6.1
6.7
21.0
44.8
7.7
6.4
7.2
23.5
45.7
7.9
6.6
7.1
24.1
Mar 03
Dec 03
Mar 04

	% change Q1-04/Q1-03
Total	+10.1
SME loans	+4.0
MT/LT business loans	+7.7
Short-term loans	+4.7
Mortgage loans	+14.6

CRÉDIT AGRICOLE S.A.

French retail banking – Crédit Lyonnais

NBI up 6.8%, fuelled by a strong commercial drive in all customer segments

✓ Strong increase due to the combined impact of:
- 4.0% increase in net interest income
- 10.1% rise in fee income, chiefly due to management and brokerage fees, driven by strong business levels.

NBI for Q1-03 and Q1-04


€ m
780
833
426
443
159
172
122
138
73
80
Q1-03
Q1-04

	%change Q1-04/Q1-03
Total	**+6.8**
Net interest margin	+4.0
Fee income	**+10.1**
Acct mgmt., services and payment instruments	+7.8
Brokerage	+13.3
Commitment and set-up	+9.6

Increase in number of products per customer


7.5
7.7
Q1-03
Q1-04

Operating expenses and risk-related costs

- ✓ 2.6 percentage-point improvement in cost/income ratio, despite a 3.1% increase in operating expenses as a result of sales development efforts (branch openings and refurbishments, recruitment of sales staff, etc.)
- ✓ Risk-related costs holding steady.


Trends in cost/income ratio
€ m
75.6%
73.0%
Q1-03
Q1-04


Trends in risk-related costs*
49 bp
45 bp
46 bp
Q1-03
2003
Q1-04
* risk-related costs/risk-weighted assets

French retail banking division – Crédit Lyonnais

€ m	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**780**	**833**	**+6.8%**
Operating expenses	(590)	(608)	+3.1%
Gross operating income	**190**	**225**	**+18.4%**
Risk-related costs	(41)	(44)	+7.3%
Pre-tax ordinary income	**149**	**181**	**+21.5%**
Extraordinary items + tax + FGBR	(47)	(55)	+17.0%
Net income before goodwill amortisation	**102**	**126**	**+23.5%**
Cost/income ratio	75.6%	73.0%	
Allocated capital (€ bn)	2.1	2.2	
ROE		22.8%	

A high-growth business

Q1-04 Pre-tax ordinary income: €148m


14.9%

Allocated capital: €1.7bn


7.5%

Q1-04 net income before goodwill and integration-related costs: €90m

ROE: 20.2%

Consumer credit

- ✓ Acquisition of a further 14.5% stake in Finaref, increasing Crédit Agricole S.A.'s holding to 90%.
- ✓ Strong business growth in international subsidiaries, bolstered by the acquisition of Dan'aktiv in Denmark (consolidated from 1 April 2004).

Leasing and factoring

- ✓ Good resilience in a very sluggish environment.

Specialised financial services

Consumer credit in France and abroad

- Sharp rise in loans outstanding (up 18.2% vs Q1-03), driven by a steady increase in loan demand compared with 2003 (new business up 10.3% to €4.2bn in Q1-04), particularly in international subsidiaries (new business up 28.6% and loans outstanding up 24.6%).

- NB: sharp increase in new business via Internet (up 47% to €60m vs Q1-03)



Growth in managed outstandings
€ bn
25.3
28.1
29.8
2.0
2.9
2.2
18.2
2.2
3.9
2.1
19.9
2.1
4.1
2.0
21.6
Mar 03
Dec 03
Mar 04
% change Q1-04/Q1-03
Total +18.2
Regional banks +10.7
Sofinco/ Crédit Lyonnais partnership +42.6
Third party (8.5)
Proprietary outstandings +18.4



Geographic breakdown of outstandings
€ bn
25.3
28.1
29.8
5.7
19.6
6.7
21.4
7.0
22.8
Mar 03
Dec 03
Mar 04
% change Q1-04/Q1-03
International +24.6
France +16.3

Consumer credit: continued increase in contribution from European subsidiaries

- Increase in risk-related costs, due to the 'Neiertz' discount and provisions for personal bankruptcy (€10.4m in Q1-04).

  Excluding these factors, little change in risk-related costs for SFS (up 1.9% vs Q1-03)

- Sharp growth in contribution from European subsidiaries.

Breakdown in earnings contribution*: France vs International


72.2%
27.8%
56.4%
43.6%
France
International
Q1-03
Q1-04

* i.e. contribution to net income before goodwill amortisation

European subsidiaries: Net income before goodwill amortisation


€ m
22
Impact of Credibom
+ 4
Organic growth
+ 8
34
Q1-03
Q1-04

Contribution from European subsidiaries: up 54.5%
Excluding Credibom: up 36.4%

Specialised financial services

Leasing and factoring: good resilience in a very sluggish economic climate

- ✓ **Leasing**: Leasing book up slightly by 1.3%, despite a 10% decline in origination vs Q1-03.
- ✓ **Factoring**: Factoring revenues virtually flat compared to Q1-03 and total factoring outstandings down 6.5% year-on-year. Promising business trend at end of quarter.



Trends in leasing book
€ bn
12.4
12.5
12.6
Mar 03
Dec 03
Mar-04
Leasing outstandings up 1.3% vs March 03



Growth in factoring revenues and book
€ bn
6.0
4.6
6.0
4.3
Q1-03
Q1-04
Revenues up 0.1%
Factoring outstandings down 6.5%

Specialised financial services

€ m	Q1-03 pro forma	Q1-04	% change* Q1-04/Q1-03
Net banking income	**512**	**576**	**+12.5%**
Operating expenses	(299)	(334)	+11.7%
Gross operating income	**213**	**242**	**+13.6%**
Risk-related costs	(83)	(95)	+14.5%
Income from equity affiliates	2	1	(50.0%)
Pre-tax ordinary income	**132**	**148**	**+12.1%**
Extraordinary items (excluding integration-related costs) + tax + FGBR	(42)	(58)	+38.1%
Net income before goodwill amortisation	**90**	**90**	-
Cost/income ratio	58.4%	57.7%	
Allocated capital (€ bn)	1.6	1.7	
ROE		20.2%	

* Excluding Credibom (accounted for by the equity method in Q1-03): NBI up 9.8%, operating expenses up 9.7%, GOI up 9.9%

Outstanding performance in asset management and insurance

Q1-04 Pre-tax ordinary income: €343m


34.6%

Allocated capital: €5.3bn


23.2%

Q1-04 net income before goodwill and integration-related costs: €222m

ROE: 16.7%

- ✓ Very sharp growth in assets under management, exceeding €390bn at end-March 2004.
- ✓ Private banking business impacted by LACIM disposal.
- ✓ Expansion of high value-added businesses (alternative asset management and structured products).
- ✓ Excellent performance in insurance activities, with a sharp rise in premium income:
  - up 15.5% in life insurance
  - up 19.8% in P&C insurance.

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Exceptionally strong inflows in all segments

- Assets under management up €11.8bn in Q1-04
  - despite the LACIM disposal (-€7.1bn), which has impacted growth in the private banking business…
  - …but driven by brisk new business in asset management and life insurance…
  - …and a moderate rebound in the equity markets since end-2003 (CAC 40 up 1.9%).



€ bn
Assets under management
82.4
115.2
344.1
256.6
87.7
123.5
379.1
285.1
82.4
127.9
390.9
299.4
Mar 03
Dec 03
Mar 04
CAC 40: 2,618
3,558
3,625

	% change Q1-04/Q1-03
Asset under management (excl. double counting)	**+13.6**
Private banking	+0*
Life insurance	+11.0
Asset management	+16.7

*Disposal of LACIM in Q1-04. +8.7% on a comparable consolidation basis.

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Asset management

- Brisk new business (net inflows up €10bn in Q1-04), mainly driven by:
  - corporate and institutional customers (up €6.2bn)
  - alternative asset management (up €3.3bn) and bonds (up €3.8bn).
- Positive 'market performance effect' of €4.3bn in Q1-04
- Strong international growth (Europe and Asia)

Assets under management



€ bn
256.6
239.1
17.5
Mar 03
285.1*
260
25.1
Dec 03
Inflows
+10.0
Market
+4.3
299.4
269.3
30.1
Mar 04

	% change Q1-04/Q1-03
AUM	**+16.7**
France	+12.6
International	+72.2

Breakdown of AUM



28.0%
42.1%
21.2%
8.7%
Q1-03
24.2%
39.1%
24.2%
12.5%
Q1-04
Money markets
Bonds
Equities
Structured, alternative and other

* Excluding CLAM's property business
(which contributed €0.7bn to the figures released at end-December 2003)

Private banking

- Assets under management up 8.7% vs Q1-03 on a comparable consolidation basis.
  AUM virtually unchanged after taking into account the sale of Laing & Cruickshank Investment Management Limited (LACIM), which managed €7.1bn in assets at end-2003.

- €1.8bn increase in assets under management in Q1-04 (excluding impact of LACIM), due to:
  - net inflows of €390m
  - a market performance effect of €1.4bn (CAC 40 up 1.9% between end-2003 and end-March 2004).

Assets under management


€ bn
82.4
35.0
47.4
Mar 03
87.7
37.7
50.0
Dec 03
Inflows
+0.4
Scope*
(7.1)
Market
+1.4
82.4
38.1
44.3
Mar 04

	% change Q1-04/Q1-03	% change on a comparable consolidation basis*
AUM	**+0**	**+8.7**
France	+8.8	
International	(6.5)	+8.6

* LACIM sold off in Q1-04

Asset management, insurance and private banking

Life insurance

✓ Continued robust growth in life insurance business:

- Premium income up 15.5% vs Q1-03
- In-force business up 11% vs Q1-03 (compared to an increase of 9.1% in 2003)
- Sharp rise in unit-linked business (notably Prédica's *Opportunité Quartz* fund).

Assets under management

€ bn



115.2
123.5
127.9
12.1
13.4
14.3
103.1
110.1
113.6
Mar 03
Dec 03
Mar 04

	% change Q1-03/Q1-04
In-force	**+11.0**
Unit-linked	+18.3
€	+10.2

Breakdown of investments (excl. unit-linked)



5.5%
2.9%
81.6%
10.0%
7.6%
3.1%
78.8%
10.5%
Book value Q1-03
Book value Q1-04
Treasury
Property
Fixed-income
Equity

Property & casualty insurance

- Excellent commercial drive:
  - over 3.7 millions policies managed, of which some 179,000 new policies sold in Q1-04
  - take-off in farming insurance: over 13,000 policies sold in Q1-04.
- Premium income up 19.8% vs Q1-03
- Highly satisfactory claims ratios, particularly for motor, personal accident and comprehensive household policies. Excellent ratios in Q1-04.

Premium income


€ m
226.0
270.8
10.4
95.5
52.3
67.8
23.4
103.6
60.2
83.6
Q1-03
Q1-04

	% change Q1-04/Q1-03
Premium income	+19.8
Farming policies	X2.3
Motor	+8.5
Comprehensive household	+15.1
Personal accident, health, legal protection and other	+23.3

Loss ratio


92.0%
87.8%
Combined ratio
64.6%
60.9%
Claims ratio
Q1-03
Q1-04

Asset management, insurance and private banking

Asset management, insurance and private banking

€ m	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**611**	**680**	**+11.3%**
Operating expenses	(335)	(338)	+0.9%
Gross operating income	**276**	**342**	**+23.9%**
Risk-related costs	1	0	-
Income from equity affiliates	2	1	(50%)
Pre-tax ordinary income	**279**	**343**	**+22.9%**
Extraordinary items (excluding integration-related costs) + tax + FGBR	(94)	(121)	+28.7%
Net income before goodwill amortisation	**185**	**222**	**+20.0%**
Cost/income ratio	54.8%	49.7%	
Allocated capital (€ bn)	4.8	5.3	
ROE		16.7%	

Stronger contribution due to lower risk-related costs

Q1-04 Pre-tax ordinary income: €285bn


28.8%

Allocated capital: €8.0bn


35.1%

Q1-04 net income before goodwill and integration-related costs: €217m

ROE: 10.9%

- ✓ Gross operating income down 7.1% vs Q1-03. At constant forex, GOI showed strong resilience (up 1.3% vs Q1-03).
- ✓ Excellent control over operating expenses.
- ✓ Lower risk-related costs in Q1-04, excluding any increase in general provisions.

Financing activities

- ✓ Slump in overall loan demand, decline in weighted assets, and reduced commercial banking revenues in France and abroad (notably Asia)
- ✓ Impact of the exchange rate and of the fall in the weighted assets on the structured finance revenues
- ✓ Significant reduction in risk-related costs in Q1-04.


Trends in net banking income
€ m
495
(7.3%)
459
216
214
272
(13.6%)
235
7
10
Q1-03
Q1-04
Weighted assets
84,164
71,736
42,815
35,307
41,349
36,429
Q1-03
Q1-04
Commercial banking
Structured fin.
Other
Trends in operating expenses
€ m
297
(9.8%)
268
Q1-03
Q1-04

Trends in gross operating income from financing activities at constant exchange rates:
NBI: (2.6%)
Op. expenses: (6.8%)
GOI: + 3.6%

CRÉDIT AGRICOLE S.A.

Investment banking

- ✓ €47m decline in NBI from fixed income business offset by a €21m (or 12.6%) increase in NBI from equity and advisory business, driven by an excellent performance in European and Asian brokerage, particularly towards the end of the quarter.
- ✓ €40m capital gain generated by share sales.
- ✓ No major private equity deals.


Trends in net banking income
€ m
575
(5.4%)
544
378
(12.4%)
331
167
+12.6%
188
30
25
Q1-03
Q1-04
Weighted assets
34,693
43,981
Q1-03
Q1-04
Fixed income
Equity and advisory
Private equity and other


Trends in operating expenses
€ m
464
(3.4%)
448
Q1-03
Q1-04

Trends in gross operating income from investment banking at constant exchange rates:
NBI: (0.2%)
Op. expenses: +0.5%
GOI: (2.9%)

Corporate and investment banking

Q1-04 results by business activity

€ m	Investment banking and capital markets			Financing activities		
	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**575**	**544**	**(5.4%)**	**495**	**459**	**(7.3%)**
Operating expenses	(464)	(448)	(3.4%)	(297)	(268)	(9.8%)
Gross operating income	**111**	**96**	**(13.5%)**	**198**	**191**	**(3.5%)**
Risk-related costs	(2)	(6)	X 3	(82)	(36)	(56.1%)
Net income on fixed assets	-	40	n.m.	-	-	-
Pre-tax ordinary income	**109**	**130**	**+19.3%**	**116**	**155**	**+33.6%**
Extraordinary items (excluding integration-related costs) + tax + FGBR	(35)	(24)	(31.4%)	(28)	(44)	+57.1%
Net income before goodwill amortisation	**74**	**106**	**+43.2%**	**88**	**111**	**+26.1%**
ROE		13.8%			9.1%	

CRÉDIT AGRICOLE S.A.

Corporate and Investment Banking

€ m	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03	% change At constant forex
Net banking income	**1,070**	**1,003**	**(6.3%)**	**(1.3%)**
Operating expenses	(761)	(716)	(5.9%)	(2.4%)
Gross operating income	**309**	**287**	**(7.1%)**	**+1.3%**
Risk-related costs	(84)	(42)	(50.0%)	
Income from equity affiliates	-	40	n.m.	
Pre-tax ordinary income	**225**	**285**	**+26.7%**	
Extraordinary items (excluding integration-related costs) + tax + FGBR	(63)	(68)	+7.9%	
Net income before goodwill amortisation	162	217	+34.0%	
Cost/income ratio	71.1%	71.4%		
Allocated capital (€ bn)	8.3	8.0		
ROE		10.9%		

Sharp rise in contribution from international retail banking

Q1-04 Pre-tax ordinary income: €94m


9.5%

Allocated capital: €2.6bn


11.4%

Q1-04 net income before goodwill and integration-related costs: €92m

ROE: 14.6%

- ✓ Steep improvement in net income before goodwill from international retail banking: €92m in Q1-04 vs €41m in Q1-03.
- ✓ Sharp increase in contribution from Banca Intesa to €52m at end-March 2004 (vs €26m at end-March 2003).

CRÉDIT AGRICOLE S.A.

International retail banking

€ m	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**90**	**87**	**(3.3%)**
Operating expenses	(73)	(70)	(4.1%)
Gross operating income	**17**	**17**	**-**
Risk-related costs	(8)	(9)	+12.5%
Income from equity affiliates	37	86	X2.3
Pre-tax ordinary income	**46**	**94**	**X2**
Extraordinary items +tax +FGBR	(5)	(2)	(60.0%)
Net profit before goodwill amortisation	**41**	**92**	**X2.2**
Cost/income ratio	81.1%	80.5%	
Allocated capital (€ bn)	2.3	2.6	
ROE		14.6%	

Proprietary asset management and other activities

Proprietary asset management

Q1-04 Pre-tax ordinary income: €(277)m


(28.0%)
negative

- No markdowns on proprietary equity book: €99m improvement in net banking income.
- Slight increase in cost of financing investments: €14m negative impact on net banking income.
- €16m decline in net banking income from 'Other activities' (CPR and Finaref bank).
- Introduction of new Internal Financial Relations on 1 January 2004. No material impact on Savings/Advances margin.

Q1-04 net income before goodwill and integration-related costs: €(128)m

Proprietary asset management and other activities

€ m	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**(197)**	**(131)**	**(33.5%)**
Operating expenses	(109)	(107)	(1.8%)
Gross operating income	**(306)**	**(238)**	**(22.2%)**
Risk-related costs	12	(6)	n.m.
Income from equity affiliates	(17)	4	n.m.
Net income on fixed assets	(30)	(37)	+23.3%
Pre-tax ordinary income	**(341)**	**(277)**	**(18.8%)**
Extraordinary items (excluding integration-related costs) + tax + FGBR	156	149	(4.5%)
Net income before goodwill amortisation	(185)	(128)	(30.8%)

- ✓ **Crédit Agricole S.A. consolidated results**
- ✓ **Presentation of results by business lines**
  - ➢ French retail banking – Regional Banks
  - ➢ French retail banking – Crédit Lyonnais
  - ➢ Specialised financial services
  - ➢ Asset management, insurance and private banking
  - ➢ Corporate and investment banking
  - ➢ International retail banking
  - ➢ Proprietary asset management and other activities
- ✓ **Crédit Agricole S.A. balance sheet data**
- ✓ **Progress report on synergies**
- ✓ **Crédit Agricole Group financial data**
- ✓ **Appendices**

Crédit Agricole S.A. balance sheet data

A sound balance sheet

✓ Stable shareholders' equity after appropriation of income (€0.8bn in dividends) and regulatory capital in Q1-04.

✓ Modest rise in risk-weighted assets (up 0.9% vs December 2003).

✓ Tier 1 ratio of 8.0% in Q1-04.

Capital
(Shareholders' equity, FGBR and subordinated debt)


€ bn
26.8
47.1
46.6
9.8
1.6
15.4
18.7
2.9
1.9
23.6
18.3
3.0
1.9
23.4
Dec 02
Dec 03
Mar 04

	% change Q1-04/Q1-03
Subordinated debt and similar*	(1.9)
Preferred shares	+1.8
FGBR	(1.4)
Shareholders' equity	(0.9)
Total	(1.1)

* Including lower Tier one capital

Risk-weighted assets (€ bn) and Cooke ratio (%)


€101.2bn
€212.5bn
€214.5bn
9.0%
8.8%
8.9%
7.9%
8.8%
8.0%
Dec 02
Dec 03
Mar 04
International solvency ratio
Of which Tier 1

CRÉDIT AGRICOLE S.A.

- ✓ **Crédit Agricole S.A. consolidated results**
- ✓ **Presentation of results by business lines**
  - ➢ French retail banking – Regional Banks
  - ➢ French retail banking – Crédit Lyonnais
  - ➢ Specialised financial services
  - ➢ Asset management, insurance and private banking
  - ➢ Corporate and investment banking
  - ➢ International retail banking
  - ➢ Proprietary asset management and other activities
- ✓ **Crédit Agricole S.A. balance sheet data**
- ✓ **Progress report on synergies**
- ✓ **Crédit Agricole Group financial data**
- ✓ **Appendices**

Progress report on synergies

Amount of synergies achieved/targeted


(€ m)
40
128
275
760
2003
2004 impact of synergies achieved at end-March 2004*
2004 target
2006 target

* Synergies in Q1-04: €29m

CRÉDIT AGRICOLE S.A.

Progress report on synergies

✓ Mergers and tie-ups between entities: in line with timetable

- 31 march 2004 : Finalion merged into Sofinco
- 30 april 2004 : CALYON
  - setting-up of Calyon with the contribution of Crédit Lyonnais's CIB to Crédit Agricole Indosuez
  - successful switch of the key operating systems to the new platforms in France and abroad
  - IT transfers implemented in nearly all of the international network

✓ Relocations

- At end-April, 2,000 employees had relocated out of 8,000 moves planned for the Paris region (CAIS, CPR AM, CPR OnLine, leasing, factoring).

✓ Integration-related costs

- Synergy-related costs booked in Q1-04: €41m
- Net utilisation of reserves for synergy-related costs in Q1-04: €26m
- Outstanding reserves for synergy-related costs at end-March 2004: €810m

- ✓ **Crédit Agricole S.A. consolidated results**
- ✓ **Presentation of results by business lines**
  - ➢ French retail banking – Regional Banks
  - ➢ French retail banking – Crédit Lyonnais
  - ➢ Specialised financial services
  - ➢ Asset management, insurance and private banking
  - ➢ Corporate and investment banking
  - ➢ International retail banking
  - ➢ Proprietary asset management and other activities
- ✓ **Crédit Agricole S.A. balance sheet data**
- ✓ **Progress report on synergies**
- ✓ **Crédit Agricole Group financial data**
- ✓ **Appendices**

Crédit Agricole Group consolidated income statement

€ m	Q1-03* pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**5,597**	**5,964**	**+6.6%**
Operating expenses	(3,802)	(3,866)	+1.7%
Gross operating income	**1,795**	**2,098**	**+16.9%**
Risk-related costs	(330)	(351)	+6.4%
Income from equity affiliates	23	90	X3.9
Net income on fixed assets	(30)	7	n.m.
Pre-tax ordinary income	**1,458**	**1,844**	**+26.5%**
integration-related costs	-	(41)	n.m.
Extraordinary items	(14)	(25)	+78.6%
Tax	(523)	(593)	+13.4%
Goodwill amortisation	(168)	(184)	+9.5%
FGBR	9	(8)	n.m.
Net income	**762**	**993**	**+30.3%**
Net income group share	**691**	**927**	**+34.2%**
Net income group share before goodwill and integration-related costs	**859**	**1 138**	**+32.5%**

* Unaudited by the auditors

Crédit Agricole Group consolidated capital

€ bn	Dec 02	Dec 03	Mar 04
Equity group share	29.8	38.6	39.0
FGBR	4.3	4.6	4.6
Preferred shares	-	2.9	3.0
Subordinated debt	10.2	17.5	17.3
Total risk-weighted assets	292.2	411.9	414.9
International Solvency Ratio	**11.7%**	**10.5%**	**10.5%**
Tier 1 ratio	**10.8%**	**7.6%**	**7.8%**

CRÉDIT AGRICOLE S.A.

2004 First Quarter Results

Appendices

- ✓ Detailed consolidated results by business line
  - ➢ Q1-04/Q1-03
  - ➢ Quarterly comparisons 2003/2004
  - ➢ Quarterly analysis of NBI and GOI
- ✓ Trends in risk
- ✓ Movements in consolidated capital
- ✓ Capital allocation
- ✓ Additional information on business lines
  - ➢ French retail banking – Regional Banks
  - ➢ French retail banking – Crédit Lyonnais
  - ➢ Asset management, insurance and private banking
  - ➢ Corporate and investment banking
  - ➢ International retail banking
  - ➢ Proprietary asset management and other activities
- ✓ Consolidated results of Crédit Agricole S.A.
- ✓ Consolidated results of Crédit Agricole Group

Q1-04: Pro forma consolidated income statement by business line

€ m	French retail banking – Regional Banks		French retail banking – Crédit Lyonnais		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		Proprietary asset management and other activities		Group	
	Q1-03	Q1-04	Q1-03	Q1-04	Q1-03	Q1-04	Q1-03	Q1-04	Q1-03	Q1-04	Q1-03	Q1-04	Q1-03	Q1-04	Q1-03	Q1-04
Net banking income			**780**	**833**	**512**	**576**	**611**	**680**	**1,070**	**1,003**	**90**	**87**	**(197)**	**(131)**	**2,866**	**3,048**
Operating expenses			(590)	(608)	(299)	(334)	(335)	(338)	(761)	(716)	(73)	(70)	(109)	(107)	(2,167)	(2,173)
Gross operating income			**190**	**225**	**213**	**242**	**276**	**342**	**309**	**287**	**17**	**17**	**(306)**	**(238)**	**699**	**875**
Risk-related costs			(41)	(44)	(83)	(95)	1	-	(84)	(42)	(8)	(9)	12	(6)	(203)	(196)
Income from equity affiliates	192	216	-	-	2	1	2	1	-	-	37	86	(17)	4	216	308
Net income on fixed assets			-	-	-	-	-	-	-	40	-	-	(30)	(37)	(30)	3
Pre-tax ordinary income			**149**	**181**	**132**	**148**	**279**	**343**	**225**	**285**	**46**	**94**	**(341)**	**(277)**	**682**	**990**
Integration-related costs			-	-	-	(2)	-	(7)	-	(6)	-	-	-	(26)	-	(41)
Extraordinary items			(3)	-	3	(3)	3	(2)	3	(7)	-	-	4	10	10	(2)
Tax	(36)	(49)	(44)	(55)	(45)	(54)	(96)	(117)	(66)	(59)	(5)	(2)	119	121	(173)	(215)
FGBR			-	-	-	-	(1)	-	-	-	-	-	33	27	32	27
Income before goodwill amortisation	**156**	**167**	**102**	**126**	**90**	**89**	**185**	**217**	**162**	**213**	**41**	**92**	**(185)**	**(145)**	**551**	**759**
Goodwill amortisation															(166)	(177)
Net income															**385**	**582**
Minority interests															84	76
Net income group share															**301**	**506**

Crédit Agricole S.A. consolidated results

Pro forma quarterly consolidated income statement

€ m	French retail banking – Regional Banks					French retail banking – Crédit Lyonnais				
	Q1-03	Q2-03	Q3-03	Q4-03	Q1-04	Q1-03	Q2-03	Q3-03	Q4-03	Q1-04
Net banking income	**-**	**-**	**-**	**-**	**-**	**780**	**808**	**831**	**893**	**833**
Operating expenses	-	-	-	-	-	(590)	(605)	(594)	(620)	(608)
Gross operating income	**-**	**-**	**-**	**-**	**-**	**190**	**203**	**237**	**273**	**225**
Risk-related costs	-	-	-	-	-	(41)	(55)	(34)	(27)	(44)
Income from equity affiliates	192	118	146	174	216	-	-	-	-	-
Net income on fixed assets	-	-	-	-	-	-	-	-	-	-
Pre-tax ordinary income	**192**	**118**	**146**	**174**	**216**	**149**	**148**	**203**	**246**	**181**
Extraordinary items	-	-	-	-	-	(3)	(3)	(4)	(14)	-
Tax	(36)	(5)	-	-	(49)	(44)	(43)	(60)	(74)	(55)
FGBR	-	-	-	-	-	-	-	-	-	-
Income before goodwill amortisation	**156**	**113**	**146**	**174**	**167**	**102**	**102**	**139**	**158**	**126**

Pro forma quarterly consolidated income statement

€ m	Specialised financial services					Asset management, insurance and private banking				
	Q1-03	Q2-03	Q3-03	Q4-03	Q1-04	Q1-03	Q2-03	Q3-03	Q4-03	Q1-04
Net banking income	**512**	**530**	**560**	**606**	**576**	**611**	**651**	**645**	**728**	**680**
Operating expenses	(299)	(306)	(314)	(345)	(334)	(335)	(348)	(341)	(319)	(338)
Gross operating income	**213**	**224**	**246**	**261**	**242**	**276**	**303**	**304**	**409**	**342**
Risk-related costs	(83)	(88)	(76)	(109)	(95)	1	(9)	2	7	-
Income from equity affiliates	2	2	-	-	1	2	2	-	3	1
Net income on fixed assets	-	-	-	-	-	-	-	-	-	-
Pre-tax ordinary income	**132**	**138**	**170**	**152**	**148**	**279**	**296**	**306**	**419**	**343**
integration-related costs				(8)	(2)				(41)	(7)
Extraordinary items	3	(11)	2	5	(3)	3	(7)	-	1	(2)
Tax	(45)	(45)	(60)	(69)	(54)	(96)	(104)	(95)	(113)	(117)
FGBR	-	1	(1)	2	-	(1)	(5)	-	1	-
Income before goodwill amortisation	**90**	**83**	**111**	**82**	**89**	**185**	**180**	**211**	**267**	**217**

Pro forma quarterly consolidated income statement

€ m	Corporate and investment banking				
	Q1-03	Q2-03	Q3-03	Q4-03	Q1-04
Net banking income	**1,070**	**1,388**	**1,124**	**1,181**	**1,003**
Operating expenses	(761)	(834)	(744)	(778)	(716)
Gross operating income	**309**	**554**	**380**	**403**	**287**
Risk-related costs	(84)	(181)	(140)	(156)	(42)
Income from equity affiliates	-	-	-	-	-
Net income on fixed assets	-	(5)	3	27	40
Pre-tax ordinary income	**225**	**368**	**243**	**274**	**285**
Integration-related costs				(313)	(6)
Extraordinary items	3	(5)	(16)	(12)	(7)
Tax	(66)	(106)	(64)	8	(59)
FGBR	-	-	-	8	-
Income before goodwill amortisation	**162**	**257**	**163**	**(35)**	**213**

Crédit Agricole S.A. consolidated results

Pro forma quarterly consolidated income statement

€ m	Financing activities					Investment banking				
	Q1-03	Q2-03	Q3-03	Q4-03	Q1-04	Q1-03	Q2-03	Q3-03	Q4-03	Q1-04
Net banking income	**495**	**550**	**517**	**513**	**459**	**575**	**838**	**607**	**668**	**544**
Operating expenses	(297)	(311)	(268)	(295)	(268)	(464)	(523)	(476)	(483)	(448)
Gross operating income	**198**	**239**	**249**	**218**	**191**	**111**	**315**	**131**	**185**	**96**
Risk-related costs	(82)	(230)	(108)	(158)	(36)	(2)	49	(32)	2	(6)
Income from equity affiliates	-	-	-	-	-	-	-	-	-	-
Net income on fixed assets	-	(5)	3	19	-	-	-	-	8	40
Pre-tax ordinary income	**116**	**4**	**144**	**79**	**155**	**109**	**364**	**99**	**195**	**130**
Integration-related costs				(124)	(2)				(189)	(4)
Extraordinary items	5	(6)	(9)	(2)	-	(2)	1	(7)	(10)	(7)
Tax	(33)	-	(39)	8	(43)	(33)	(106)	(25)	-	(16)
FGBR	-	-	-	-	-	-	-	-	8	-
Income before goodwill amortisation	**88**	**(2)**	**96**	**(39)**	**110**	**74**	**259**	**67**	**4**	**103**

Crédit Agricole S.A. consolidated results

Pro forma quarterly consolidated income statement

€ m	International retail banking					Proprietary asset management and other activities				
	Q1-03	Q2-03	Q3-03	Q4-03	Q1-04	Q1-03	Q2-03	Q3-03	Q4-03	Q1-04
Net banking income	**90**	**97**	**89**	**83**	**87**	**(197)**	**(112)**	**(187)**	**(60)**	**(131)**
Operating expenses	(73)	(73)	(71)	(62)	(70)	(109)	(95)	(101)	(172)	(107)
Gross operating income	**17**	**24**	**18**	**21**	**17**	**(306)**	**(207)**	**(288)**	**(232)**	**(238)**
Risk-related costs	(8)	(12)	(18)	(14)	(9)	12	2	7	(17)	(6)
Income from equity affiliates	37	62	53	57	86	(17)	31	(13)	5	4
Net income on fixed assets	-	-	-	-	-	(30)	(54)	15	(5)	(37)
Pre-tax ordinary income	**46**	**74**	**53**	**64**	**94**	**(341)**	**(228)**	**(279)**	**(249)**	**(277)**
Integration-related costs				-	-				(151)	(26)
Extraordinary items	-	-	(2)	-	-	4	(20)	-	55	10
Tax	(5)	(4)	(1)	(2)	(2)	119	104	101	83	121
FGBR	-	-	-	-	-	33	31	29	33	27
Income before goodwill amortisation	**41**	**70**	**50**	**62**	**92**	**(185)**	**(113)**	**(149)**	**(229)**	**(145)**
Goodwill amortisation										
Net income										
Minority interests										
Net income group share										

Crédit Agricole S.A. consolidated results

Pro forma quarterly consolidated income statement

€ m	Group				
	Q1-03	Q2-03	Q3-03	Q4-03	Q1-04
Net banking income	**2,866**	**3,362**	**3,062**	**3,431**	**3,048**
Operating expenses	(2,167)	(2,261)	(2,165)	(2,296)	(2,173)
Gross operating income	**699**	**1,101**	**897**	**1,135**	**875**
Risk-related costs	(203)	(343)	(259)	(316)	(196)
Income from equity affiliates	216	215	186	239	308
Net income on fixed assets	(30)	(59)	18	22	3
Pre-tax ordinary income	**682**	**914**	**842**	**1,080**	**990**
Integration-related costs				(513)	(41)
Extraordinary items	10	(46)	(20)	35	(2)
Tax	(173)	(203)	(179)	(167)	(215)
FGBR	32	27	28	44	27
Income before goodwill amortisation	**551**	**692**	**671**	**479**	**759**
Goodwill amortisation	(166)	(167)	(195)	(372)	(177)
Net income	**385**	**525**	**476**	**107**	**582**
Minority interests	84	92	94	83	76
Net income group share	**301**	**433**	**382**	**24**	**506**

Trends in risk

Market risk

- Overall VaR (99% - 1 day) at 31 March 2004: €46.5m, including €40.1m for CAI + Crédit Lyonnais.

Market risk

	VaR (99% - 1 day) 1 January to 31 March 2004				
€ m	Minimum	Maximum	Average	31 March 2004	31 Dec 2003
Interest rates	19.0	24.7	22.2	24.7	18.9
Issuer spreads	20.1	25.0	22.2	21.6	21.9
Exchange rates - firm positions	1.6	3.0	2.1	1.9	1.6
Currency options	3.1	4.2	3.6	3.1	3.1
Equity and equity derivatives	20.8	23.0	21.9	20.8	21.7
Commodities	2.0	2.9	2.5	2.0	2.1

* The line-by-line valuation of market risks at end-March 2004 inflates the real level of exposure due to the absence of netting and methodological variances.

Trends in risk

Credit risk

Crédit Agricole SA (pro forma data)

€ m	Dec 02	Jun 03	Dec 03	Mar 04
Customer loans	171,092	185,715	167,468	172,004
Bad and doubtful loans	9,664	10,087	9,534	9,563
Loan loss reserves	6,186	6,314	6,015	6,186
Doubtful loan ratio	5.6%	5.4%	5.7%	5.6%
Ratio of reserves to doubtful loans	64.0%	62.6%	63.1%	64.7%

Regional Banks (aggregate data from unconsolidated accounts)

€ m	Dec 02	Jun 03	Dec 03	Mar 04
Customer loans	208,369	213,210	223,246	226,891
Bad and doubtful loans	8,635	8,880	8,627	8,785
Loan loss reserves	5,939	6,042	5,941	5,985
Doubtful loan ratio	4.1%	4.2%	3.9%	3.9%
Ratio of reserves to doubtful loans	68.8%	68.0%	68.9%	68,1%

General provisions – trends by provision type

€ m	Dec 2003	Mar 2004
Crédit Agricole S.A.		
Sector risk provisions and other provisions for credit risk	1,418	1,437
o/w: . General provision for US credit risk	*242*	*248*
. Large European corporates	*274*	*255*
. Retail banking and SFS	*112*	*109*
Country risk provisions	753	741
FGBR home purchase savings scheme	882	855
Other FGBR	1,062	1,062

Regional Banks		
Change in FGBR	2,605	2,640

Movements in consolidated capital

Equity, FGBR and subordinated debt

€ m	Shareholders' equity	Minority interests	Total	FGBR	Subordinated debt
31 December 2002	**15,431**	**383**	**15,814**	**1,618**	**9,745**
31 December 2003	**23,571**	**4,443**	**28,014**	**1,944**	**18,686**
Dividend paid in 2004	(802)	(160)	(962)		
Q1-04 results	506	76	582		
Change in share of the Regional Banks' retained earnings*	-	-	-		
Change in foreign exchange translation reserves	79	67	146		
Other	16	(43)	(27)		
31 March 2004	**23,370**	**4,383**	**27,753**	**1,917**	**18,325**

* Of which part of dividend paid by Crédit Agricole S.A. and received by the Regional Banks accounted for by the equity method (25%)

Movements in consolidated capital

Breakdown of share capital and earnings per share calculation

Breakdown of share capital:	Dec 2002	Jun 2003	Dec 2003	Mar 04	%
SAS Rue la Boétie	682,717,240	685,844,898	771,841,801	783,146,587	53.15%
SNC Crédit Agricole Transactions*	26,903,605	26,903,605	14,771,187	6,102,837	0.41%
Treasury shares, options hedging and buyback commitments**	745,968	2,312,438	15,681,762	15,681,762	1.06%
Shares held by Group companies**	4,334,482	17,711,782	-	-	
Float****	257,508,604	592,722,914	671,227,687	668,591,251	45.38%
Total shares in issue	**972,209,899**	**1,325,495,637**	**1,473,522,437**	**1,473,522,437**	

	Dec 2002 Consolidated accounts	Dec 2002 Pro forma consolidated accounts	Jun 2003 Consolidated accounts	Jun 2003 Pro forma consolidated accounts	Dec 2003 Consolidated accounts	Dec 2003 Pro forma consolidated accounts	Mar 04 Consolidated accounts
Average number of shares used to compute earnings per share	968,456,667	1,321,742,405	1,013,196,542	1,320,417,978	1,185,918,556	1,339,009,043	1,472,776,469
Net income group share	€ 1,064 m	€ 1,246 m	€ 620 m	€ 734 m	€ 1,026 m	€ 1,140 m	€506m
Annualised net income per share	€ 1.099	€ 0.942	€ 1.224	€ 1.113	€ 0.865	€ 0.851	€1.373m
Annualised net income before goodwill and integration-related costs per share	**€ 1.394 €**	**€ 1.413**	**€ 1.603**	**€ 1.616**	**€ 1.809**	**€ 1.793**	**€1.928**

** Of which 14,935,794 shares held directly under the buyback programme, retained on the balance sheet and specifically allocated to hedging stock options granted in H1-03

*** Shares held indirectly by Group companies and not retained on the consolidated balance sheet (CRC 2000 –02)

**** Including 72,229,130 shares held by employee share ownership plans at 31 March 2004

Capital allocation

International solvency ratio

€ bn	Dec 02	Jun 03	Dec 03	Mar 04
Credit risks	86.8	197.2	190.0	188.6
Market risks	14.4	21.8	22.5	25.9
Total risk-weighted assets	**101.2**	**219.0**	**212.5**	**214.5**
Tier 1	15.1	16.5	16.9	17.2
Tier 2	8.7	14.1	15.0	15.0
Tier 3	0.2	1.2	1.1	1.1
Deductions	14.9	13.7	14.0	14.6
Total net regulatory capital	**9.1**	**18.1**	**19.0**	**18.7**
Tier 1 solvency ratio	**8.8%**	**7.5%**	**7.9%**	**8.0%**
Total solvency ratio	**9.0%**	**8.2%**	**8.9%**	**8.8%**

Capital allocation

Risk-weighted assets for capital allocation per business line

€ bn	Dec 02	Mar 03	Dec 03	Mar 04
French retail banking	**80.1**	**81,0**	**83.5**	**85.2**
- Regional Banks	*46.8*	47,5	48.5	49.0
- Crédit Lyonnais	*33.3*	33,5	35.0	36.2
Specialised financial services	**22.7**	**26,7**	**28.1**	**28.4**
Asset management, insurance and private banking	**11.1**	**11,4**	**12.0**	**11.6**
Corporate and investment banking	**140.0**	**140,0**	**133.0**	**133,0**
International retail banking	**2.7**	**2,6**	**4.3***	**4.2**

* Including, in 2003, the risk-weighted assets of the CAI subsidiaries involved in this activity

Capital allocation

Allocated capital per business line

€ bn	Dec 02	(%)	Mar 03	(%)	Dec 03	(%)	Mar 04	(%)
French retail banking	**5.0**	**22.9%**	**5.0**	**22.7%**	**5.1**	**22.7%**	**5.2**	**22.8%**
- Regional Banks	*2.9*		*2.9*		*3.0*		*3.0*	
- Crédit Lyonnais	*2.1*		*2.1*		*2.1*		*2.2*	
Specialised financial services	**1.4**	**6.4%**	**1.6**	**7.3%**	**1.7**	**7.6%**	**1.7**	**7.5%**
Asset management, insurance and private banking	**4.7**	**21.6%**	**4.8**	**21.8%**	**5.1**	**22.7%**	**5.3**	**23.2%**
Corporate and investment banking	**8.4**	**38.5%**	**8.3**	**37.7%**	**8.0**	**35.5%**	**8.0**	**35.1%**
Of which Investment banking and capital markets	*3.0*		*3.0*		*3.0*		*3.1*	
Of which Financing activities	*5.4*		*5.0*		*5.0*		*4.9*	
International retail banking	**2.3**	**10.6%**	**2.3**	**10.5%**	**2.6**	**11.5%**	**2.6**	**11.4%**

French retail banking – Regional Banks

Regional Banks' contribution

€ m – Aggregated unconsolidated results of the 43 Regional Banks consolidated by the equity method	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**2,536**	**2,744**	**+8.2%**
Operating expenses	(1,562)	(1,599)	+2.4%
Gross operating income	**974**	**1,145**	**+17.6%**
Risk-related costs	(117)	(146)	+24.8%
Net income on fixed assets	4	12	X3
Pre-tax ordinary income	**861**	**1,011**	**+17.4%**
Extraordinary items	(23)	(26)	+13.0%
Tax	(291)	(354)	+21.6%
Transfer to FGBR	(23)	(33)	+43.5%
Aggregate net income in individual accounts	524	598	+14.1%
Net income from equity affiliates (100%)	**514**	**627**	**+21.7%**
Net income from equity affiliates (25%)	129	157	+21.7%
Elimination of intra-group dividends	-	-	-
Change in share of reserves	63	59	(6.3%)
Contribution of Regional Banks	192	216	+12.5%

Specialised financial services

Consumer credit highlights

€ m	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**418**	**479**	**+14.6%**
Operating expenses	(238)	(272)	+14.3%
Gross operating income	**180**	**207**	**+15.0%**
Risk-related costs	(61)	(81)	+32.8%
Income from equity affiliates	2	1	(50.0%)
Pre-tax ordinary income	**121**	**127**	**+5.0%**
Integration-related costs	-	(1)	n.m.
Tax	(42)	(48)	+14.3%
FGBR	-	-	-
Net income before goodwill amortisation	79	78	(1.3%)

Specialised financial services

Lease-finance highlights

€ m	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**70**	**72**	**+2.9%**
Operating expenses	(42)	(43)	+2.4%
Gross operating income	**28**	**29**	**+3.6%**
Risk-related costs	(9)	(13)	+44.4%
Pre-tax ordinary income	**19**	**16**	**(15.8%)**
Integration-related costs	-	(1)	n.m.
Tax	3	(2)	n.m.
FGBR	(6)	(5)	(16.7%)
Net income before goodwill amortisation	**16**	**8**	**(50.0%)**

Specialised financial services

Factoring highlights

€ m	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**24**	**25**	**+4.2%**
Operating expenses	(19)	(17)	(10.5%)
Gross operating income	**5**	**8**	**+60.0%**
Risk-related costs	(13)	(1)	(92.3%)
Pre-tax ordinary income	**(8)**	**7**	**n.m.**
Extraordinary items	-	(1)	n.m.
Tax	3	(2)	n.m.
Net income before goodwill amortisation	(5)	4	n.m.

Asset management, insurance and private banking

Asset management highlights

€ m	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**250**	**285**	**+14.0%**
Operating expenses	(175)	(176)	+0.6%
Gross operating income	**75**	**109**	**+45.3%**
Risk-related costs	1	1	-
Pre-tax ordinary income	**76**	**110**	**+44.7%**
Integration-related costs	-	(4)	n.m.
Extraordinary items	-	(2)	n.m.
Tax	(30)	(37)	+23.3%
FGBR	(1)	-	n.m.
Net income before goodwill amortisation	45	67	+48.9%

Asset management, insurance and private banking

Insurance highlights

€ m	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**241**	**264**	**+9.5%**
Operating expenses	(55)	(58)	+5.5%
Gross operating income	**186**	**206**	**+10.8%**
Income from equity affiliates	2	1	(50.0%)
Pre-tax ordinary income	**188**	**207**	**+10.1%**
Integration-related costs	-	(3)	n.m.
Extraordinary items	3	-	n.m.
Tax	(62)	(72)	+16.1%
Net income before goodwill amortisation	129	132	+2.3%

Asset management, insurance and private banking

Life-insurance highlights*

- Capital gains realised following Prédica's switch towards higher-yield investments.
- €7bn in unrealised capital gains on investments (up €1.4bn vs end-December 2003), accounting for 7.4% of technical reserves.
- Regulatory capital up 2.4% vs Q1-03



Increase in reserves
€ m
3,214
3,325
3,198
1,123
870
1,221
1,072
927
1,326
956
927
1315
Dec 02
Dec 03
Mar 04
Unrealised capital gains
Capitalisation reserve
With-profits reserve

Solvency margin*

Dec 02	Dec 03	Mar 04
105.0%	108.4%	106.2%

* Solvency margin excl. unrealised capital gains



Change in capital
€ m
3,883
787
300
2,796
4,353
955
328
3,070
4,120
955
95
3,070
Dec 02
Dec 03
Mar 04
Subordinated debt
Profit (before distribution)
Shareholders' equity (incl. capitalisation reserve)

* Data for Predica only (representing 76% of the total technical reserves of the life-insurance business)

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Private banking highlights

€ m	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**120**	**131**	**+9.2%**
Operating expenses	(105)	(104)	(1.0%)
Gross operating income	**15**	**27**	**+80.0%**
Risk-related costs	-	(1)	n.m.
Net income on fixed assets	-	-	-
Pre-tax ordinary income	**15**	**26**	**+73.3%**
Extraordinary items	-	-	-
Tax	(4)	(8)	-
Net income before goodwill amortisation	11	18	+63.6%

Crédit Agricole S.A. financial statements

Crédit Agricole S.A. consolidated income statement at end-March 2004

€ m	Q1-03	Q1-04	% change Q1-04/Q1-03
Net banking income	**1,291**	**3,048**	**X2.4**
Operating expenses	(1,003)	(2,173)	X2.2
Gross operating income	**288**	**875**	**X3.0**
Risk-related costs	(93)	(196)	X2.1
Income from equity affiliates	259	308	+18.9%
Net income on fixed assets	(24)	3	n.m.
Pre-tax ordinary income	**430**	**990**	**X2.3**
Integration-related costs	-	(41)	n.m.
Net income	**285**	**582**	**X2.0**
Net income group share	**246**	**506**	**X2.1**
Net income group share before goodwill and integration-related costs	**340**	**710**	**X2.1**

Consolidated balance sheet at 31 December 2003 and 31 March 2004

€ bn

Assets	31 Dec 03	31 Mar 04
Loans and advances to banks	172.2	179.5
Crédit Agricole internal transactions	157.7	159.1
Loans and advances to customers and lease financing	161.4	165.8
Securities	78.0	84.0
Insurance companies' investments and re-insurers' share in technical reserves	127.7	130.2
Fixed assets	21.8	22.1
Goodwill	9.7	9.9
Prepayments, accrued income and other assets	57.5	63.2
	786.0	**813.8**

€ bn

Liabilities	31 Dec 03	31 Mar 04
Deposits by banks	125.1	142.6
Crédit Agricole internal transactions	13.5	13.1
Customer accounts	297.8	296.0
Debt securities in issue	90.5	98.7
Insurance companies' technical reserves	123.1	126.7
Accruals, deferred income and other liabilities	81.9	83.3
Provisions and subordinated debt	24.2	23.7
Fund for general banking risks	1.9	1.9
Minority interests	4.4	4.4
Shareholders' equity (excl. FGBR)	23.6	23.4
	786.0	**813.8**

Crédit Agricole Group financial statements

Q1-04 consolidated income statement*

€ m	Q1-03	Q1-04	% change Q1-04/Q1-03
Net banking income	**3,943**	**5,964**	**+51.2%**
Operating expenses	(2,638)	(3,866)	+46.6%
Gross operating income	**1,305**	**2,098**	**+60.8%**
Risk-related costs	(220)	(351)	+59.5%
Income from equity affiliates	66	90	+36.4%
Net income on fixed assets	(24)	7	n.m.
Pre-tax ordinary income	**1,127**	**1,844**	**+63.6%**
Integration-related costs	-	(41)	n.m.
Extraordinary items	(9)	(25)	X2.8
Tax	(421)	(593)	+40.9%
Goodwill amortisation	(96)	(184)	+91.7%
FGBR	9	(8)	n.m.
Net income	**610**	**993**	**+62.8%**
Net income group share	**571**	**927**	**+62.3%**
Net income group share before goodwill and integration-related costs	**667**	**1,138**	**+70.6%**

* Pro forma Q1-03 accounts are disclosed page 48

CRÉDIT AGRICOLE S.A.

Exhibit 3.1

2003 Year-End Annual and Consolidated Accounts submitted for shareholder approval at the Ordinary shareholders' meeting scheduled May 19, 2004

Published in the BALO, April 12, 2004

For an English language summary, please refer to the 2003 Annual Report, set forth as Exhibit 1.1.

Exhibit 3.2

Notice of aggregate voting rights as of May 19, 2004

Published in the BALO, June 2, 2004

Please see attached English language summary

Exhibit 3.2

English summary from French

Crédit Agricole S.A. BALO Notice published June 2, 2004, page16164

CREDIT AGRICOLE S.A.

A French *société anonyme* with capital of €4,420,567,311.

Registered office: 91-93, boulevard Pasteur, 75015 Paris.

Registry of Commerce and Companies: 784 608 416 Paris.

Voting Rights

Crédit Agricole S.A. informs its shareholders that as of May 19, 2004, its share capital was composed of a total of 1,473,522,437 shares and the number of voting rights was 1,456,445,355.

Announcement of shareholder approval of annual financial statements for 2003

Published in the BALO, June 30, 2004

Please see attached English language summary

English summary from French

Crédit Agricole S.A. BALO Notice published June 30, 2004, page19205

CREDIT AGRICOLE S.A.

A French *société anonyme* with capital of €4,420,567,311.

Registered office: 91-93, boulevard Pasteur, 75015 Paris.

Registry of Commerce and Companies: 784 608 416 Paris.

The notice states that the financial statements as of December 31, 2003, published in the *Bulletin des Annonces Légales obligatoires* on April 12, 2004, were approved by the shareholders at the shareholders' meeting on May 19, 2004.

The remainder of the notice consists of the financial statements. For an English language summary, please refer to the 2003 Annual Report, set forth as Exhibit 1.1, and the update thereof, set forth as Exhibit 1.2.

Exhibit 4.1

Correction to the preliminary notices (*avis de réunion*) of Extraordinary and Ordinary shareholders' meeting on May 19, 2004

Published in the BALO, April 2, 2004

Please see attached English language translation.

Exhibit 4.1

English translation from French

Crédit Agricole S.A. BALO Notice published April 2, 2004, page 4482

CRÉDIT AGRICOLE S.A.

A French *société anonyme* with a capital of €4,420,567,311.

Registered office: 91-93, boulevard Pasteur, 75015 Paris.

Registry of Commerce and Companies: 784 608 416 Paris.

Amendment to the notice (*avis de réunion*) informing the shareholders of Crédit Agricole S.A. that there will be an Extraordinary and Ordinary shareholders' meeting published in the *Bulletin des Annonces légales obligatoires* on March 19, 2004, page 3082, 15th resolution.

1) Section 6, second line instead of " ... of €15 billion", should read " ... €2 billion.";

2) The next to last paragraph instead of "Each month, the company must inform the Financial Market Council (*Conseil des Marchés Financiers*)", should read "Each month, the company must inform the Financial Market Authority (*Autorité des Marchés Financiers*)".

These corrections were already incorporated into the English language version provided as Exhibit 3.1 to the disclosure materials provided to the Securities and Exchange Commission on April 30, 2004.

Exhibit 4.2

Notices convening shareholders' meetings (*avis de convocation*)

of May 19, 2004

Published in the BALO, May 3, 2004

Please refer to the attached English language notice convening shareholders' meeting, which contains all information provided in the BALO notice.

Meeting Notice

COMBINED GENERAL MEETING

Ladies and Gentlemen, **shareholders in Crédit Agricole S.A. and holders of units in "Crédit Agricole Avenir", "Crédit Agricole Alliance Classique", "Crédit Agricole Alliance Multiple", "Crédit Agricole Alliance Japon" FCPEs (company investment funds)**, you are hereby invited to meet in a combined (ordinary and extraordinary) general meeting to consider the following agenda and draft resolutions.

The general meeting will take place

on Wednesday, 19 May 2004 at 10.00 a.m.

at CNIT

2, place de la Défense - 92053 Paris - La Défense

Métro (subway): Line 1 to La Défense Grande Arche

CRÉDIT AGRICOLE S.A.

A French limited company (*"société anonyme"*) with a share capital of €4,420,567,311

Registered office: 91-93 Boulevard Pasteur, 75015 Paris

Paris Trade and Company Registry No. 784 608 416

Contents

This document is a translation. Please note that only the original French is legally binding.

Agenda

Ordinary General Meeting

- Reports of the Board of Directors and the Auditors,
- Approval of the annual accounts as at 31 December 2003 and discharge of the directors for their actions undertaken during the previous financial year,
- Approval of the expenses governed by Article 39-4 of the General Tax Code,
- Approval of the consolidated accounts as at 31 December 2003,
- Appropriation of income and determination and appropriation of dividend,
- Approval of the agreements governed by Articles L.225-38 et seq of the Commercial Code,
- Appointment of directors,
- Renewal of terms of office of directors,
- Appointment of statutory and alternate statutory Auditors,
- Authorisation to be given to the Board of Directors to issue bonds and other debt securities,
- Directors' fees,
- Authorisation to be given to the Board of Directors to trade in the company's shares.

Extraordinary General Meeting

- Reports of the Board of Directors and Auditors' special reports,
- Authorisation to be given to the Board of Directors to issue securities that grant present or future rights to shares that have been or will be issued in connection with a capital increase (with the pre-emptive subscription right retained),
- Authorisation to be given to the Board of Directors to issue securities that grant present or future rights to shares that have been or will be issued in connection with a capital increase (with the pre-emptive subscription right waived),
- Authorisation to be given to the Board of Directors to increase share capital by incorporating reserves, profits, share premiums or other items,
- Authorisation to be given to the Board of Directors to effect capital increases reserved for employees participating in a company savings scheme,
- Authorisation to be given to the Board of Directors to reduce share capital by retiring shares,
- Formalities, authorisations.

How to participate in our general meeting?

To exercise your voting right

Any shareholder or holder of units in "Crédit Agricole Avenir", "Crédit Agricole Alliance Classique", "Crédit Agricole Alliance Multiple", "Crédit Agricole Alliance Japon" FCPEs (company investment funds), regardless of the number of shares or units he holds, may personally attend or be represented at the meeting or vote by post, provided that:

- **holders of registered shares and holders of units in "Crédit Agricole Avenir", "Crédit Agricole Alliance Classique", "Crédit Agricole Alliance Multiple", "Crédit Agricole Alliance Japon" FCPEs**, provide proof that the said shares have been deposited with their account keeper;
- **holders of bearer shares** request the authorised financial intermediary which has registered their shares to provide them with a certificate confirming that the securities may not be transferred before the meeting, as well as an admission card should they desire to personally attend. Holders of bearer shares may also request the said intermediary to provide them with a form to vote by post or by proxy.

These formalities must be completed at least **five days** before the meeting.

To participate in the meeting

Provided that proof that the shares may not be transferred is submitted within the required time period, the form to vote by post or by proxy attached to this notice **should be sent by return post to Crédit Agricole Investor Services Corporate Trust (CA-IS/CT), 14, rue Rouget-de-Lisle - 92862 Issy-Les-Moulineaux Cedex 09**, indicating your choice.

You wish to personally attend the meeting

Therefore, in order to facilitate signature and entry into the meeting room, you should so indicate, and arrive on Wednesday, 19 May 2004, as from 8.00 a.m. with your admission card, proof of identity and, if you own bearer shares, a certificate confirming that your bearer shares have been tied up.

Folders containing items necessary for voting will be made available at the reception desk.

Admission cards — no card no entry — will be sent directly:

- to holders of registered shares and holders of units in "Crédit *Agricole Avenir*", "*Crédit Agricole Alliance Classique*", "Crédit Agricole Alliance Multiple", "Crédit Agricole Alliance Japon" FCPEs, who have indicated they will attend the meeting by completing and returning section 4 of the form to vote by post or by proxy,.
- to holders of bearer shares who indicate to their authorised financial intermediary that they will attend, if they have completed the formalities to prevent the transfer of their securities.

Helpful advice for shareholders and unitholders wishing to attend the meeting:

As the meeting on 19 May 2004 will begin promptly at 10 a.m. we advise you to:

- Arrive early and proceed to the reception desk with your admission card and proof of identity to sign the attendance register. To facilitate this process, the reception desk will be open from 8 a.m.
- Enter the meeting room with the items necessary for voting you received when you signed the attendance register.
- Follow the voting instructions given during the meeting.

You cannot personally attend the meeting

Using the form to vote by post or by proxy you may:

- if you are a shareholder, **give a proxy to the Chairman of the meeting**, or, if you hold units, give a proxy to the Chairman of the "Crédit Agricole Avenir" "Crédit Agricole Alliance Classique", "Crédit Agricole Alliance Multiple", "Crédit Agricole Alliance Japon" Supervisory Board (in both cases, complete section 1 of the *form*); *or*
- **vote by post** (complete section 2 of the form) on the resolutions submitted for approval to the general meeting; or
- if you are a shareholder, **be represented** by another shareholder or by your spouse, or, if you are a unitholder, be represented by another unitholder (in both cases, complete section 3 of the form and identify the proxy holder).

In all cases, you must **sign and date** the form in the space provided at the bottom of the form.

Important information

- Forms to vote by post that are received at the company's registered office after 15 May 2004 will not be counted.
- You may **vote by proxy or by post**, but not both, and
- **The proxies** given by shareholders that are returned to the company without identifying the proxy holder shall be given to the Chairman of the meeting to vote.
- In order to avoid delays at the reception desk, **if you hold proxy(ies)**, it is recommended that you send them as soon as possible to the following address: CA-IS/CT, 14, rue Rouget-de-Lisle - 92862 Issy-Les-Moulineaux Cedex 09 and note on the envelope "Assemblée Générale de Crédit Agricole S.A.".

If you have any difficulties, do not hesitate to call the following toll-free number for assistance:
0 800 000 777 (from France) or +33 (0)1 43 23 53 72

How to fill in the form?



Form for shareholders
You are a shareholder: you must send this form back together with the certificate obtained from your account keeper confirming that your shares have been tied up.
You wish to personally attend the meeting: please check box A.
You cannot personally attend the meeting: please check box B.
You wish to vote by post: please check box 2 and follow instructions.
You wish to give your proxy to the Chairman of the meeting: please check box 1.
You wish to give your proxy to a named person who will attend the meeting: please check box 3 and indicate his/her name, Christian name and address.
Please indicate in this box your name, Christian name and address. If this information is already supplied, please verify.
This box must show a date and signature for all shareholders.
A
B
Crédit Agricole S.A.
ASSEMBLEE GÉNÉRALE MIXTE
du 19 mai 2004
COMBINED GENERAL MEETING
19 May 2004

Form for holders of units in "Crédit Agricole Avenir", "Crédit Agricole Alliance Classique", "Crédit Agricole Alliance Multiple", "Crédit Agricole Alliance Japon" FCPEs (company investment funds)

You hold units in "Crédit Agricole Avenir", "Crédit Agricole Alliance Classique", "Crédit Agricole Alliance Multiple", "Crédit Agricole Alliance Japon" FCPEs:
you must send this form back together with the certificate obtained from your account keeper confirming that your shares have been tied up.

You wish to personally attend the meeting:
please check box A.

You cannot personally attend the meeting:
please check box B.

You wish to vote by post:
please check box 2 and follow instructions.

You wish to give your proxy to the Chairman of the Supervisory Board:
please check box 1.

You wish to give your proxy to a named person who will attend the meeting:
please check box 3 and indicate his/her name, Christian name and address.


A
B
Crédit Agricole S.A.
ASSEMBLÉE GÉNÉRALE MIXTE
du 19 mai 2004
COMBINED GENERAL MEETING
19 May 2004

Please **indicate in this box** your name, Christian name and address.
If this information is already supplied, please verify.

This box must show a date and signature for all shareholders.

Presentation of draft resolutions by the Board of Directors

Ladies and Gentlemen,

The general meeting of Crédit Agricole S.A. provides a special opportunity for us to present to you the group's activities and results, as well as the year's highlights and our forecasts.

In accordance with the law and our memorandum and articles of association, an annual ordinary general meeting must be called to approve the annual and consolidated accounts for financial year 2003, as well as to vote on the decisions set out below.

The extraordinary general meeting is being called to submit draft resolutions to you that authorise the Board of Directors to effect capital increases, with or without a pre-emptive subscription right, by incorporating reserves, profits, share premiums or other items, and to effect capital increases reserved for Crédit Agricole employees belonging to a company savings scheme and to retire shares acquired under the company's share repurchase programme.

At the Ordinary General Meeting

Approval of the annual accounts, the consolidated accounts, appropriation of income and regulated agreements

(1st, 2nd, 3rd and 4th resolutions)

You will be called upon to vote on the approval of Crédit Agricole S.A.'s annual accounts as at 31 December 2003, as well as on the consolidated accounts and appropriation of income, which totals €611,124,134.64. The Board will ask the general meeting to agree to the distribution of a €0.55 per share dividend. This dividend will be paid on 28 May 2004.

You will also be called upon to vote on agreements governed by Articles L.225-38 *et seq* of the French Commercial Code which agreements are set out for you in the special Auditors' report.

Information relating to management for the year 2003, the parent company's accounts, the consolidated accounts and to the proposed appropriation of income for the past financial year is included in the annual management report for 2003, a summary of which you will find in this document. Shareholders wishing to receive this report or indeed the various Auditors' reports may obtain them by sending in the document request form attached to this notice on the last page.

Composition of the Board of Directors

(5th to 11th resolutions)

You are requested to appoint three new directors for the balance of their predecessors' terms of office and to renew the terms of four directors for a period of three years, that is, until the annual ordinary general meeting called to vote on the accounts for financial year 2006.

The Board proposes the appointments of:

- Mr Alain Dieval, to replace Mr Pierre Bastide who resigned on 1 March 2004;
- Mr Daniel Lebègue, to replace Mr Jean Peyrelevade who resigned on 2 October 2003;
- Mr Michel Michaut, to replace Mr Jean-Marie Sander who resigned from his personal directorship on 10 June 2003;

- and that the terms of the following directors be renewed:

- Mr Pierre Bru,
- Mr Yves Couturier,
- Mr Pierre Kerfriden,
- Mr Jean Le Brun.

Appointment of new statutory Auditors and alternate statutory Auditors

(12th resolution)

Pursuant to the recommendation of the market regulators [Financial Markets Authority (*Autorité des Marchés Financiers*) – National Association of Auditors (*Compagnie nationale des commissaires aux comptes*)] that there be a group-based and balanced exercise of auditors' duties within groups of companies, the Board of Directors of Crédit Agricole S.A., the Group's parent company, thought it appropriate following the acquisition of Crédit Lyonnais to reorganise the auditors' appointments within the Group's three main entities, that is, Crédit Agricole S.A., Crédit Agricole Indosuez and Crédit Lyonnais.

Accordingly, Cabinet Alain Lainé, statutory Auditor, and Cabinet Mazars et Guérard, alternate statutory Auditor for Crédit Agricole S.A., offered their resignation, effective as at the end of the annual ordinary general meeting called to approve the accounts for the period ending 31 December 2003. This resignation only affects duties relating to the company's individual and consolidated accounts.

We ask you:

- to appoint PricewaterhouseCoopers Audit as statutory Auditor;
- to appoint Mr Pierre Coll as alternate statutory Auditor;

for the remaining terms of the outgoing Auditors and alternate Auditors, that is, until the ordinary general meeting called to approve the accounts for the period ending 31 December 2005.

Cabinet Barbier, Frinault et Autres (Ernst & Young), the other statutory Auditor for Crédit Agricole S.A., will continue to exercise their duties until the end of the ordinary general meeting called to approve the accounts for the period ending 31 December 2005.

Authorisation to issue bonds

(13th resolution)

The authorisation given to the Board at the 21 May 2003 ordinary general meeting to issue bonds and similar debt securities should be renewed.

As required by law, you are asked to provide this new authorisation for five years to replace the authorisation granted by the ordinary general meeting on 21 May 2003.

Allocation of directors' fees

(14th resolution)

In accordance with the provisions of Article L.225-45 of the Commercial Code, the Board asks that you allocate a total annual amount of fees to directors in respect of positions held in the sum of €670,000 for financial year 2004.

Authorisation to allow the company to purchase its own shares

(15th resolution)

In accordance with the provisions of Article L.225-209 *et seq* of the Commercial Code, the Board proposes that you authorise the company, with the option of delegating the said authority, to purchase its own shares.

No share purchases effected by the Board of Directors pursuant to this authorisation shall in any circumstances result in the company holding more than 10% of the share capital as at the date of completion of those purchases.

The said authorisation, requested for a maximum period of eighteen months, which replaces the authorisation issued at the ordinary general meeting of 21 May 2003, is intended to allow the company to purchase, sell or transfer its own shares at any time while the programme is in force in order to hold, transfer or sell them by any means, or exchange them in acquiring other companies, or for payment or in any other manner likely to improve the terms of a transaction, to maintain an orderly market in the shares, or in relation to employee share schemes.

We ask that you allocate a maximum aggregate amount of €2 billion for this share repurchase programme.

Every month the company will notify the Financial Markets Authority (*Autorité des Marchés Financiers*) of purchases, sales and transfers carried out and, more generally, will complete all necessary formalities and make all necessary filings.

In accordance with Article L.225-211 of the Commercial Code, the Board of Directors hereby informs the general meeting of activities

undertaken in accordance with the share purchase programme approved by the ordinary general meeting on 21 May 2003 for the period 1 January 2003 to 31 December 2003.

Repurchase transactions were mainly carried out for hedging purposes in respect of share purchase options commitments.

Number of treasury shares as at 31 December 2002	745,968
Number of shares purchased during financial year 2003	1,566,470
Average purchase price of shares	€16.9
Value at average share price of shares purchased in 2003	€28,473,343
Transaction costs	€30,510
Sale of securities during financial year 2003 (*)	1,839 shares
Number of treasury shares as at 31 December 2003	2,310,599
Net value per share	€14.59
Total net value of shares	€33,711,633.41
Par value of shares	€3
Percentage of share capital held by the company	0.157%

(*) *The sale was for zero value as it was not, in the strict sense, a sale, but rather a transfer of stapled securities on the issue of stapled complex capital debt securities (TSCI), in June 2003, constituting an exception to the regime governing the sale by Crédit Agricole S.A. of its own securities.*

It is recalled that for the purposes of the capital increase effected in November 2003, 2,310,599 pre-emptive subscription rights were sold for an average price of €0.1725.

At the Extraordinary General Meeting

Financial authorisations

(16th, 17th and 18th resolutions)

In order to enable the Board of Directors to meet the company's financing needs by allowing it to issue the most appropriate securities as and when required, the Board asks that you grant it global authorisations to increase share capital up to a nominal amount of €1 billion.

This may include the issue of debt securities up to a nominal amount of €5 billion.

Issues carried out pursuant to these authorisations may be undertaken with or without pre-emptive subscription rights. The authorisations include the issue of any securities granting present or future rights to equity interests in the company. The authorisations given to the Board, which will be valid for twenty-six months from the date of the general meeting, will replace those granted at the extraordinary general meeting held on 21 May 2003 and will withdraw those authorisations in respect of any parts thereof which have not been used as at the general meeting.

If the securities are issued without shareholder pre-emptive subscription rights:

- the Board of Directors may, if it deems it appropriate, grant the shareholders a priority right; and
- the amount received or which may subsequently be received by the company for each of the shares issued pursuant to this authorisation must be no less than the minimum issue price required by law.

The procedures for each such issue shall only be determined when the Board elects to proceed with it.

When exercising its powers under the said authorities, the Board of Directors will draw up a supplementary report in which it will set out the precise terms of the transaction; the Auditors will also be required to draw up a supplementary report. These reports will be presented to shareholders at the next general meeting immediately following the transaction. Accordingly, you will find attached the supplementary reports relating to the transactions increasing share capital effected in financial year 2003.

You are also requested to authorise the Board of Directors to increase *share capital up to a maximum nominal amount of €3 billion* by incorporating reserves either by increasing the nominal value of shares or by issuing new shares. This authorisation, which replaces that granted by the extraordinary general meeting on 21 May 2003, *will be granted to the Board of Directors for a period of twenty-six months.*

Authorisation to increase share capital in favour of employees

(19th resolution)

The extraordinary general meeting will be asked to authorise an increase in the company's share capital by a maximum amount of €150 million in favour of employees of the Crédit Agricole Group, which comprises the company, the companies included in the company's consolidated accounts, the Crédit Agricole Regional Banks (Caisses Régionales de Crédit Agricole) and their subsidiaries, and the entities controlled by the company and/or the Regional Banks pursuant to Article L.444-3 of the French Labour Code (Code du travail), once such employees elect to participate in one of the Crédit Agricole Group's savings schemes and/or one of the voluntary employee savings schemes of one of the companies in the Crédit Agricole Group.

You are requested to waive the shareholders' pre-emptive subscription right to the shares which may be issued, in favour of the aforementioned employees, and to vote that the subscription price for the shares may not exceed the average price quoted on the Euronext Paris S.A. *Premier Marché* on the twenty trading days prior to the date on which the Board of Directors or the Chairman of the Board of Directors makes the decision setting the date on which subscriptions may be accepted, nor be more than 20 % less than the said average or more than 30% less when the term of the freeze provided for by the plan pursuant to Article L.443-6 of the French Labour Code is greater than or equal to 10 years. The amount of the discount may be reduced by the Board of Directors on a case-by-case basis in order to comply with statutory and regulatory requirements, including tax-related, accounting or other parent company requirements in any country where Crédit Agricole Group companies or groups taking part in the capital increase are situated.

The extraordinary general meeting will also be requested to grant the Board the authority, including the right to delegate the said authority as provided for by law, to determine the terms, conditions and procedures for implementing this capital increase reserved for employees.

This authorisation replaces that granted pursuant to the 17th and 19th resolutions of the extraordinary general meeting held on 21 May 2003, and cancels that part of it which as of today remains unused. The authorisation will be valid for a period of five years from this general meeting.

Authorisation to be given to the Board to reduce share capital by cancelling shares held in treasury

(20th resolution)

Subject to the adoption at the ordinary general meeting of a resolution relating to the purchase by the company of its own shares, you will be requested at the extraordinary general meeting to authorise the Board to cancel all or part of such treasury shares, subject to a limit of 10% of share capital per twenty-four month period.

The Board did not use this authorisation during the previous financial year.

Crédit Agricole S.A.
2003 business performance and outlook

Overview (extracts from management report)

In 2003, the economic climate in Europe was still uncertain, while France was on the verge of a recession. Despite these conditions, Crédit Agricole S.A. pressed ahead with its organic growth and made a significant leap forward in its acquisition growth strategy by: i) purchasing a 75.5% stake in Finaref (a leader in proprietary store cards and distance selling of financial products); ii) taking over the IntesaBci private banking business in Switzerland; and iii) successfully completing its takeover bid for Crédit Lyonnais, which increased Crédit Agricole S.A.'s stake in the bank to 94.82% on 4 August 2003. Based on the **pro forma financial statements**, in which Crédit Lyonnais is fully consolidated in 2003 (and retroactively in 2001 and 2002), Crédit Agricole S.A.'s 2003 net income group share amounted to €1.140 billion, or €2.401 billion before goodwill amortisation and net integration-related costs for the Crédit Agricole S.A.-Crédit Lyonnais tie-up, i.e. a 28.5% year-on-year increase. ROE stood at 10.6%.

In the first half of 2003, Crédit Lyonnais was accounted for by the equity method at 25% (Crédit Agricole S.A.'s average ownership interest), then fully consolidated at 94.82% in the second half. On this basis, Crédit Agricole S.A.'s net income group share came to €1.026 billion, or €2.146 billion before goodwill amortisation and net integration-related costs, rising by 59% year-on-year.

Despite adverse conditions throughout most of the year, all the group's business lines achieved very good performances: both retail networks demonstrated a strong commercial drive, while the consumer credit business continued to grow rapidly, and the contribution from asset management and corporate and investment banking activities rose sharply.

Crédit Agricole S.A.'s group financial review

Consolidation changes

The main change in 2003 was the addition of Crédit Lyonnais to the Crédit Agricole S.A. group. Crédit Lyonnais is consolidated directly by Crédit Agricole S.A. in its 2003 financial statements. Three other companies were also added to the group's scope of consolidation: Finaref (75.5%-owned), IntesaBci Bank (Suisse) and Crédit Agricole (Belgique) (accounted for by the equity method). In addition, Sofinco now owns an 85% stake in Credibom, which has been fully consolidated since September 2003.

Consolidation of Crédit Lyonnais' earnings in the 2003 published financial statements

In the first half of 2003, Crédit Lyonnais' earnings were accounted for by the equity method at 24.96% (Crédit Agricole S.A.'s weighted average ownership interest over the period). In the second half of 2003, Crédit Lyonnais was fully consolidated at 94.82%.

Preparation of pro forma financial statements

Due to the significant changes to the scope of consolidation following the Crédit Lyonnais acquisition, pro forma financial statements have been prepared for the past three years so that the results of the new group (including Crédit Lyonnais) can be compared over this period. The pro forma financial statements have been drawn up to reflect assets, liabilities and results as if Crédit Agricole S.A. had acquired its stake in Crédit Lyonnais before 1 January 2001. As a result, in these financial statements, Crédit Lyonnais is fully consolidated at 92.55% on a retroactive basis in 2001, 2002 and in the first half of 2003.

These pro forma financial statements do not take into account any other consolidation changes in 2003, such as the Finaref acquisition. The scope of consolidation includes the subsidiaries and equity interests consolidated by Crédit Agricole S.A. and Crédit Lyonnais S.A. at each year-end. In addition, **2001 pro forma results** are based on the published 2001 pro forma results as at 31 December 2002, which reflect the full-year impact of the group's reorganisation prior to Crédit Agricole S.A.'s flotation.

Crédit Agricole S.A. pro forma consolidated income statement (1)

(in millions of euros)

	31/12/2001 pro forma	31/12/2002 pro forma	31/12/2003 pro forma	2003/2002 % change pro forma
Net banking income	12,608	11,659	12,721	+9.1%
Operating expenses	(9,120)	(8,700)	(8,889)	+2.2%
Gross operating income	3,488	2,959	3,832	+29.5%
Risk-related costs	(1,049)	(770)	(1,121)	+45.6%
Income from equity affiliates	707	474	856	+80.6%
Net income on fixed assets	31	(124)	(49)	-60.5%
Pre-tax ordinary income	3,177	2,539	3,518	+38.6%
CA s.a./Crédit Lyonnais integration-related costs	-	-	(513)	-
Extraordinary items	332	(166)	(21)	-87.3%
Corporate income tax	(975)	(428)	(722)	+68.7%
Net allocation to FGBR	(44)	98	131	+33.7%
Goodwill amortisation	(628)	(622)	(900)	+44.7%
Net income	1,862	1,421	1,493	+5.1%
Minority interests	253	175	353	x2
Net income group share	1,609	1,246	1,140	-8.5%
Net income group share before CA s.a./Crédit Lyonnais integration-related costs	1,609	1,246	1,501	+20.5%
Net income group share before goodwill amortisation and CA s.a./Crédit Lyonnais integration-related costs	2,237	1,868	2,401	+ 28.5%

(1) *Unless otherwise stated, the following review of Crédit Agricole S.A.'s consolidated results is based on pro forma data*

Net banking income was up 9.1% to €12.7 billion (or up 5.8% on a comparable consolidation basis and at constant exchange rates). This growth reflects: i) a significant increase in revenues from the corporate and investment banking business; ii) robust performances in insurance and asset management (mutual fund inflows); iii) sharp growth in the consumer credit business; and iv) a strong commercial drive in the Crédit Lyonnais retail banking network.

Operating expenses posted a moderate increase of 2.2%, but were down 1.3% on a comparable consolidation basis. The main factors behind this improvement were the impact of currencies (€126 million) and reduced personnel expenses, principally due to the halt in recruitment by Crédit Agricole S.A. and Crédit Lyonnais since the beginning of the year. As a result, **the cost/income ratio** improved very sharply, from 74.6% in 2002 to 69.9% in 2003.

Gross operating income totalled €3.8 billion, up 29.5% compared to 2002. This growth partly reflects the additions to the scope of consolidation (mainly Finaref), as well as organic growth (+€849 million), despite the adverse impact of currencies and the stock market slump.

Risk-related costs amounted to €1.121 billion, up 45.6%, mainly due to the integration of Finaref and increased provisions, notably for risk exposure in the Crédit Lyonnais network (mainly in the SME segment). Doubtful loans totalled €9.5 billion, amounting to 5.7% of gross customer loans outstanding. Coverage of these loans by provisions stood at 63.1%. Moreover, **general provisions** and the **Fund for General Banking Risks (FGBR)** came to a total of €2.6 billion at end-2003. The net allocation to the **FGBR** stood at €131 million, mainly due to the home purchase savings provision.

The contribution from equity affiliates rose from €474 million in 2002 to €856 million in 2003, driven by a sharp increase of 35.8% in the contribution from the Regional Banks and an improved contribution from Banca Intesa (earnings up €170 million in 2003 versus 2002).

The net loss on fixed assets was €49 million in 2003, compared to a loss of €124 million in 2002.

Pre-tax ordinary income amounted to €3.6 billion, up 38.6% year-on-year.

After factoring in €21 million of extraordinary charges and €722 million in corporate income tax, **net income** group share, before goodwill amortisation and integration-related costs for the Crédit Agricole S.A.-Crédit Lyonnais tie-up, came to €2.401 billion, up 28.5%.

ROE (Return on Equity) amounted to 10.6% in 2003 (ratio of net income group share, before goodwill amortisation and integration-related costs, to average shareholders' equity after appropriation of income for the year). ROE for the group's business lines stood at 14.8%.

Gross integration-related costs for the Crédit Agricole S.A.-Crédit Lyonnais tie-up (either incurred in 2003 or estimated as provisions) totalled €513 million (or €361 million after tax) in the 2003 income statement. In addition, €532 million in expenses were borne by Crédit Lyonnais and added to goodwill. These combined expenses covered: i) the costs involved in implementing synergies (€906 million), e.g. support measures for job mobility, streamlining of premises and IT costs; and ii) other integration-related expenses (mainly advisory bank fees).

Goodwill amortisation increased by €278 million (or 44.7%) due to additional investments made in 2003 (mainly Finaref, including Ellos, but also IntesaBci Bank (Suisse), EFL, Lukas Bank and Credibom) and a fair value adjustment to the group's holding in Rue Impériale.

Review of results by business line (2)

1 French Retail Banking - Regional Banks (3)

Net income from the French Retail Banking business - Regional Banks rose by a further 26.9% to €589 million, driven by the Regional Banks' continued growth momentum and a steady improvement in key operating metrics.

French Retail Banking - Regional Banks

(in millions of euros)

	2002	2003	2003/2002 % change
Income from equity affiliates	464	630	+35.8%
Pre-tax ordinary income	464	630	+35.8%
Tax	-	(41)*	nm
Net income before goodwill amortisation	464	589	+26.9%
ROE (as a % of allocated capital)	-	17.9%	-

(*) *Dividends from CCI and CCA are not eligible for parent company/subsidiary tax rules.*

The 43 equity-accounted Regional Banks recorded strong growth in business volumes, increasing net banking income by 7% to €11 billion. **Lending** was particularly buoyant in 2003, with new medium and long-term loans reaching a new record of €42.1 billion (up 17.2%). **Fee income** from customers was up 7.4%, accounting for 36.5% of net banking income from customer accounts. The Regional Banks managed to control the increase in their operating expenses (up 1.8%), reflected by a further strong improvement in their **cost/income ratio** from 62.7% in 2002 to 59.7% in 2003. As a result, **gross operating income** for the Regional Banks grew sharply by 15%.

The aggregate contribution made by the 43 Regional Banks (equity-accounted at 25%) to Crédit Agricole S.A.'s consolidated income rose from €464 million in 2002 to €630 million in 2003 (up 35.8%).

(2) *Crédit Agricole S.A.'s activities are now organised into six business lines (French Retail Banking - Regional Banks; French Retail Banking - Crédit Lyonnais; Specialised Financial Services; Asset Management, Insurance and Private Banking; Corporate and Investment Banking; and International Retail Banking). The group also has a "Proprietary Asset Management and Other Activities" business segment.*

(3) *This business line comprises the Regional Banks and their subsidiaries. Crédit Agricole S.A. owns a 25% stake in these Regional Banks, which are accounted for by the equity method.*

2 French Retail Banking – Crédit Lyonnais [4]

French Retail Banking – Crédit Lyonnais
(in millions of euros)

	2002	2003	2003/2002 % change
Net banking income	3,198	3,312	+3.6%
Operating expenses and depreciation	(2,354)	(2,409)	+2.3%
Gross operating income	844	903	+7.0%
Risk-related costs	(71)	(157)	x2.2
Pre-tax ordinary income	773	746	-3.5%
Extraordinary items and tax	(245)	(245)	-
Net income before goodwill amortisation	528	501	-5.1%
ROE (as a % of allocated capital)	-	23.5%	-

The Crédit Lyonnais network also enjoyed robust growth in 2003, particularly in the individual and professional customer segments. Net banking income was up 3.6% in 2003, while total loans outstanding rose by 8.6%, customer funds outstanding by 4.8% and fee income by 3.9%.

Operating expenses for the Crédit Lyonnais network rose by 2.3%, while **gross operating income** increased by 7% and the cost/income ratio fell to 72.7% in 2003.
Overall, **net income before goodwill amortisation** was down 5.1% to €501 million, giving an ROE of 23.5%.

3 Specialised Financial Services [5]

Specialised Financial Services generated €371 million in net income before goodwill amortisation and integration-related costs, up 93.2% from 2002 (or 26% on a comparable consolidation basis).

Specialised Financial Services
(in millions of euros)

	2002	2003	2003/2002 % change	2003/2002 % change on a comparable consolidation basis
Net banking income	1,447	2,208	+52.6%	+10.6%
Operating expenses and depreciation	(919)	(1,264)	+37.5%	+7.4%
Gross operating income	528	944	+78.8%	+16.3%
Risk-related costs	(214)	(356)	+66.4%	+7.5%
Income from equity affiliates	4	4	-	-
Pre-tax ordinary income	318	592	+86.2%	+21.4%
Extraordinary items (before integration-related costs), tax and FGBR	(126)	(221)	+75.4%	+14.3%
Net income before goodwill amortisation and integration-related costs	192	371	+93.2%	+26.0%
ROE (as a % of allocated capital)	-	21.1%	-	-

(4) *This business line covers the activities of the Crédit Lyonnais network in France (individual customers, professionals and SMEs), together with Crédit Lyonnais' private banking operations in France.*
(5) *This business line comprises consumer credit activities (Sofinco, Finaref, Finalion and their subsidiaries), specialised financing to businesses (factoring - Transfact and Eurofactor) and leasing (mainly Ucabail, Lixxbail, Slibail and EFL).*

Consumer credit activities continued to post rapid growth and made a higher contribution to this business segment's net income. Gross outstandings exceeded €28 billion at end-2003 (up 44%), driven by the integration of Finaref, the Sofinco/Crédit Lyonnais partnership and organic growth. In France, partnerships with the Regional Banks and Crédit Lyonnais took off sharply, while foreign subsidiaries generated 41% of 2003 income in the consumer credit business.

Lease finance outstandings were up 0.3% to €12.5 billion. Despite adverse economic conditions, new lending increased by 4.9% year-on-year. New business generated by Ucabail and Lixxbail in France rose by over 9% in 2003. In Poland, EFL sustained a strong performance, with new business up 25%.

The factoring business was hit by a tough economic climate, but its revenues and net banking income held steady overall.

Net banking income from Specialised Financial Services totalled €2.208 billion in 2003, a rise of 52.6% (or 10.6% on a comparable consolidation basis, excluding Finaref and Crédibom). **The cost/income ratio** improved significantly to 57.2%, while **gross operating income** increased by 78.8% to €944 million. **Net income** before goodwill amortisation and integration-related costs amounted to €371 million, up 93.2% compared to 2002 (or 28% on a comparable consolidation basis). **ROE** (i.e. the return on equity, as a percentage of allocated capital) stood at 21.1% in 2003.

4 Asset Management, Insurance and Private Banking [6]

Despite a mixed environment, Asset Management, Insurance and Private Banking recorded a sharp increase in their overall business volumes and income contribution. Assets under management in this business segment totalled nearly €380 billion at end-2003, excluding double counting. Net income (before goodwill amortisation and integration-related costs) was up 26.5% to €870 million.

Asset Management, Insurance and Private Banking
(in millions of euros)

	2002	2003	2003/2002 % change
Net banking income	2,377	2,636	+10.9%
Operating expenses and depreciation	(1,386)	(1,343)	-3.1%
Gross operating income	991	1,292	+30.4%
Risk-related costs	(15)	1	nm
Income from equity affiliates	4	7	+75.0%
Net income on fixed assets	16	0	-100.0%
Pre-tax ordinary income	996	1,300	+30.5%
Extraordinary items (before integration-related costs), tax and FGBR	(308)	(430)	+39.6%
Net income before goodwill amortisation and integration-related costs	688	870	+26.5%
ROE (as a % of allocated capital)	-	17.0%	-

This business segment benefited from an excellent performance in insurance activities, rapid growth in asset management, and the integration in 2003 of Finaref's life insurance activities and IntesaBci 's private banking business in Switzerland.

In asset management, Crédit Agricole S.A.'s total assets under management rose by 12.6% to €285.8 billion at end-2003. The group's asset management performance improved sharply, buoyed by a pickup in the financial markets in 2003. Net banking income increased by 9.3%, while operating expenses declined by 1.4%, generating a 35.5% increase in gross operating income and 33.9% rise in net income (before goodwill amortisation).

(6) *This business line encompasses asset management, financial and securities services to institutional customers, life, accident and health insurance, property and casualty insurance; and private banking operating in France and abroad.*

After three years of tough financial conditions, the group's **private banking** units strengthened their commercial positions in 2003. Private wealth under management by the various private banking units amounted to €87.7 billion, up 5.6%. However, average stock market levels continued to depress private banking revenues, although the impact of the cost-cutting programme introduced two years ago helped boost gross operating income by 47.2%.

The life insurance subsidiaries (Predica, UAF and Finaref) delivered robust business volumes, with total premium income rising by 10.6% year-on-year and outperforming the market growth rate (9% according to FFSA).

The property & casualty insurance business continued to enjoy rapid growth, doubling the market's performance. Meanwhile, the overall claims ratio remained satisfactory and continued improving to reach 69.3% in 2003.

Overall, **net banking income** in the Asset Management, Insurance and Private Banking business segment was up 10.9% year-on-year, while **gross operating income** surged by 30.4% and the **cost/income ratio** improved by over seven percentage points to 51%. **Net income** (before goodwill amortisation and integration-related costs) came to €870 million, up 26.5%. **ROE** (i.e. the return on equity, as a percentage of allocated capital) stood at 17.0% in 2003.

5 Corporate and Investment Banking (7)

The Corporate and Investment Banking business delivered a sharply improved performance, due in particular to strong business levels in capital markets and investment banking activities, as well as asset financing. Operating expenses in this business segment declined, reflecting the impact of measures introduced over the past few years.

Corporate and Investment Banking

(in millions of euros)

	2002		2003	2003/2002 % change
Net banking income	4,546		4,763	+4.8%
Operating expenses and depreciation	(3,287)		(3,117)	-5.2%
Gross operating income	1,259		1,646	+30.7%
Risk-related costs	(544)		(561)	+3.1%
Net income on fixed assets	16		25	+56.3%
Pre-tax ordinary income	731		1,110	+51.8%
Extraordinary items (before integration-related costs), tax and FGBR	(228)		(328)	+43.9%
Net income before goodwill amortisation and integration-related costs	503		782	+55.5%
ROE (as a % of allocated capital)	-		10.5 %	-

Gross operating income in the Corporate and Investment Banking business rose by 30.7% to €1.6 billion in 2003. This growth resulted from a 4.8% rise in **net banking income** and a 5.2% drop in **operating expenses** to €3.1 billion. This generated a sharp improvement in the cost/income ratio, which fell to 65.4%. Currencies had a significant impact: at constant exchange rates, net banking income increased by 12.4%, operating expenses by 0.7% and gross operating income by 43%. After tax and before goodwill amortisation and integration-related costs (€313 million), **net income** in the Corporate and Investment Banking business reached €782 million, rising by 55.5% compared to 2002.

As a result, the profitability indicators for this business segment showed a substantial improvement, with **ROE** standing at 10.5% in 2003.

Gross operating income from **capital markets and investment banking** activities rose very sharply by 68.6%, mainly due to strong growth in foreign exchange and debt market operations.
Net income (before goodwill amortisation and integration-related costs) was €546 million, rising steeply by 60.6%.

(7) *This business lines mainly covers the corporate and investment banking operations of Crédit Agricole Indosuez and Crédit Lyonnais: i) capital markets and investment banking (primary and secondary equity activities, brokerage and equity derivatives, foreign exchange and debt market instruments trading, mergers and acquisitions, and private equity activities) and ii) the financing business (asset financing and banking activities, structured financing and the "work-out" business).*

The financing business held up well, especially in Europe. The drop in net banking income overshadowed an increase in revenues, mainly from fee income, commercial banking in Europe, project and acquisition finance, and export and real estate finance, both at CAI and Crédit Lyonnais Corporate & Investment Banking. The group's strategy of rebalancing its business portfolio and maintaining tight control over its operating expenses generated a very strong and steady decrease in operating expenses (down 9.0%). As a result, gross operating income rose by 10.4% and net income (before goodwill amortisation and integration-related costs) was up 44.8%.

6 International Retail Banking [8]

The income contribution from the international retail banking business improved in 2003. Before goodwill amortisation, net income totalled €223 million, as opposed to a €57 million loss in 2002.

International Retail Banking

(in millions of euros)

	2002	2003	2003/2002 % change
Net banking income	411	359	-12.7%
Operating expenses and depreciation	(308)	(279)	-9.4%
Gross operating income	103	80	-22.3%
Risk-related costs	(126)	(52)	-58.7%
Income from equity affiliates	41	209	x5.1
Net income on fixed assets	(33)	0	nm
Pre-tax ordinary income	(15)	237	nm
Extraordinary items and tax	(42)	(14)	nm
Net income before goodwill amortisation	(57)	223	nm
ROE (as a % of allocated capital)	-	9.3%	-

The International Retail Banking business was bolstered by the positive impact of the recovery plan implemented by **Banca Intesa**, whose contribution to net income before goodwill amortisation increased by €170 million year-on-year. In addition, the group's withdrawal from Argentina had dragged down 2002 income by €106 million. Gross operating income for this business line was hit by the impact of exchange rate fluctuations on its foreign subsidiaries' earnings.

7 Proprietary Asset Management and Other Activities [9]

Income from Proprietary Asset Management and Other Activities was impacted by the equity slump in 2003. This business segment recorded a net loss of €582 million in 2003 (before goodwill amortisation and integration-related costs).

(8) *This business line encompasses fully-consolidated foreign subsidiaries whose main business is retail banking in Europe (Italy, Portugal, Spain and Belgium), the Middle East and Africa, as well as the earnings of Crédit Agricole S.A.'s unconsolidated banking affiliates engaged in this business (e.g. Commercial Bank of Greece).*

(9) *This business segment mainly covers Crédit Agricole S.A.'s role as the Group's central body, assets and liabilities management, and debt management relating to acquisitions of subsidiaries and equity interests. It also comprises the earnings of various other Crédit Agricole S.A. group companies (including Uni-Editions, logistics units and the real estate companies responsible for managing buildings occupied by more than one business segment), together with dividends or other revenues and expenses of Crédit Agricole S.A. relating to equity investments and other unconsolidated subsidiaries and affiliates (apart from international retail banking).*

Proprietary Asset Management and Other Activities

(in millions of euros)

	2002	2003	2003/2002 % change
Net banking income	(320)	(556)	+73.8%
Operating expenses	(446)	(477)	+7.0%
Gross operating income	(766)	(1,033)	+34.9%
Risk-related costs	200	4	-98.0%
Income from equity affiliates	(39)	6	nm
Net income on fixed assets	(123)	(74)	-39.8%
Pre-tax ordinary income	(728)	(1,097)	+50.7%
Extraordinary items (before integration-related costs), tax and FGBR	453	515	+13.7%
Net income before goodwill amortisation and integration-related costs	(275)	(582)	x2.1

Crédit Agricole S.A. consolidated balance sheet

The consolidation of Crédit Lyonnais in Crédit Agricole S.A.'s 2003 financial statements had a very significant impact on the group's balance sheet items.

As at 31 December 2003, the group's total assets amounted to €786 billion versus €505.7 billion at 31 December 2002. Most of this increase stems from the consolidation of Crédit Lyonnais (€263.4 billion) and Finaref (€6 billion).
After adjusting for these additions to the scope of consolidation, total assets rose by €10.9 billion in 2003, up 2.2% from end-December 2002 (or 5% on a comparable consolidation basis and at constant exchange rates).

Customer loans outstanding (including lease finance operations) net of provisions totalled €161.5 billion at end-2003. This represents a year-on-year increase of €92.2 billion, due to the consolidation of customer loans outstanding for Crédit Lyonnais (€96 billion) and Finaref (€4 billion). **Crédit Agricole internal transactions**, which comprise time accounts and advances to the Regional Banks, increased by €7.7 billion (5.2%) in 2003 to €157.6 billion, reflecting robust growth in the Regional Banks' net inflows and lending volumes.

On the liabilities side, **customer deposits** totalled €297.8 billion. Meanwhile, **debts represented by a security** grew by €32.2 billion to €90.5 billion in 2003, owing to the consolidation of Crédit Lyonnais and Finaref.

Crédit Agricole S.A. consolidated shareholders' equity (including net income for the year) increased by €8.9 billion to €23.6 billion at 31 December 2003, chiefly as a result of the three share issues by Crédit Agricole S.A. in connection with the Crédit Lyonnais acquisition.

Total capital funds (shareholders' equity + Fund for General Banking Risks + subordinated debt) rose by €21.5 billion to €48.6 billion in 2003. Besides the increase in shareholders' equity, this growth mainly stems from the consolidation of Crédit Lyonnais, the subordinated notes issued by Crédit Agricole S.A. to finance its acquisitions, and the preference share issues. Consolidated capital funds totalled €44.2 billion.

At the same time, **long-term assets** (i.e. subsidiaries and affiliates not fully consolidated and other fixed assets) increased by €4.5 billion to €21.8 billion at end-2003. **Goodwill amortisation** rose from €1.7 billion at end-December 2002 to €9.7 billion at end-December 2003. This sharp increase was due to additional investments made during the year (Crédit Lyonnais, Finaref, IntesaBci Bank (Suisse), Credibom, Lukas Bank and EFL).

The Crédit Agricole S.A. group's International Solvency Ratio held steady year-on-year at 8.9%. The Tier 1 ratio fell by 0.9 points to 7.9% at end-December 2003.

Crédit Agricole S.A. parent company financial statements

At year-end 2003, Crédit Agricole S.A. (parent company) posted **net banking income** of €758 million, down 18.8% compared with 2002.

Portfolio revenues fell sharply, mainly due to the proprietary equity book, whose net provisions increased by €173 million in 2003. Conversely, **dividends from subsidiaries and affiliates** rose by €480 million, mainly driven by dividends from the Regional Banks and Crédit Lyonnais. **Operating expenses** dropped by €5 million (or 1.4%) in 2003, chiefly due to reduced administrative expenses.

Risk-related costs were up €44 million, including €30 million in prudential provisions against country risks. **A net loss** of €226 million was recorded **on fixed assets**, which stems entirely from a fair value adjustment to the group's holding in Rue Impériale, based on the restated net asset value and provisions recorded. **Integration-related costs for Crédit Lyonnais** amounted to €79 million. **Tax gains** booked in the parent company financial statements totalled €432 million at 31 December 2003, versus €362 million in 2002.

2003 net income for Crédit Agricole S.A. (parent company) was down €397 million to €611 million.

Recent developments and outlook

Tie-up between Crédit Agricole S.A. and Crédit Lyonnais

2004 will see the implementation of the tie-up project between Crédit Agricole S.A. and Crédit Lyonnais. The various integration projects are on schedule: a 16-member Executive Committee was appointed in mid-2003, the relevant management framework has been set up (for each business line and for the central support functions), and some 250 work groups and sub-groups have embarked on the integration process. 350 integration projects have already been launched in the various business lines. The Integration Committee has validated the IT choices made by the group and 20 major implementation projects are already underway.

Forecast timing of synergies

(in millions of euros)

	2003	2004	2005	2006
Estimated in December 2002	215	574	738	760
Revised in March 2004 (*)	40	275	620	760

(*) *The difference versus 2002 is mainly due to the delay in closing the offer compared to the original timetable.*

Changes to Crédit Agricole Group's internal financial relations

On 17 December 2003, Crédit Agricole S.A.'s Board of Directors approved the introduction of new internal financial regulations for the Group with effect from 1 January 2004. This new internal financial organisation will ensure that Crédit Agricole S.A. meets its target financial ratios and protects all the interests of its minority shareholders.

Although the framework of the Group's internal financial relations remains unchanged, its financial requirements are now based on market conditions.

UBS acquires the wealth management operations of Crédit Lyonnais Laing & Cruickshank Investment Management in the UK

UBS and Crédit Lyonnais (now part of the Crédit Agricole Group) have reached an agreement whereby UBS will acquire Laing & Cruickshank Investment Management Limited, a leading UK provider of wealth management services to private clients and charities.

Oddo et Cie acquires Crédit Lyonnais' European equity brokerage activities

Oddo has signed a contract with Crédit Lyonnais to acquire Crédit Lyonnais Securities Europe S.A. and Crédit Lyonnais Securities Midcaps S.A in Lyon. Under this agreement, the European equity sales team in New York will become part of Oddo Securities Corp. The contract, which is the result of exclusive talks with Crédit Lyonnais that began on 5 February 2004, is subject to approval by the appropriate authorities.

Crédit Agricole S.A. to acquire the consumer finance division of F Group A/S in Denmark

Crédit Agricole S.A. has entered into an agreement with F Group A/S, a leading specialist retailer in Denmark, to acquire its Danish consumer finance subsidiary. This whole business will then be managed by Finaref, Crédit Agricole S.A.'s consumer credit subsidiary.

Merger of Rue Impériale into Eurazeo and transfer of UI and Idia's assets to Eurazeo

Coinciding with the merger between Eurazeo and Rue Impériale, the two companies Union d'Etudes et d'Investissements (UI) and Idia Participations (both fully owned by Crédit Agricole S.A., either directly or indirectly) will transfer to Eurazeo their direct shareholdings in Fraikin Group, Bluebirds Participations (Eutelsat) and Veolia Environnement. As a result of the merger and asset transfers, Crédit Agricole S.A. will hold 15.4% of this new entity's share capital and 20.1% of its voting rights.

Crédit Agricole S.A.
Five-year financial highlights

	1999	2000	2001	2002	2003
Capital at year-end *(in euros)*	1,998,736,740	2,240,801,070	2,916,629,697	2,916,629,697	4,420,567,311
No. of shares issued	66,624,558	74,693,369	972,209,899	972,209,899	1,473,522,437
Operations and results for the financial year *(in millions of euros)*					
Gross revenues (1)	25,116	24,101	24,293	9,424	13,825
Income before tax, employee profit-sharing, allowances, depreciation and amortisation	817	578	353	599	539
Employee profit-sharing	9	17	16	3	4
Income taxes	153	24	16	(362)	(433)
Net income after tax, employee profit-sharing, allowances, depreciation and amortisation	553	512	1,045	1,008	611
Dividends declared	366	411	535	729 (4)	310
Earnings per share *(in euros)*					
Net income after tax and employee profit-sharing, but before allowances, depreciation and amortisation	9.327	7.196	0.311	0.985	0.657
Net income after tax, employee profit-sharing, allowances, depreciation and amortisation	8.294	6.857	1.075	1.037	0.415
Dividend per share	5.50	5.50	0.55	0.55	0.55 (2)
Employee data					
Average number of employees (3)	3,278	3,304	3,245	3,125	2,983
Total payroll *(in millions of euros)*	148	157	159	160	165
Amounts paid for employee benefits and social charges *(in millions of euros)*	72	78	75	79	84

[illegible] to a decision made at the combined general meeting held on 29 November 2001, the shares' nominal value was reduced from €30 to €3 and the number of shares making up the company's share capital multiplied by ten.

(1) *2002 and 2003 gross revenues include income from macro-hedged transactions net of related charges. Applying this to preceding financial years, gross revenues could be restated at €15,954 million for 1999, €15,007 million for 2000 and €15,810 million for 2001.*

(2) *Net dividend proposed to the general meeting of 19 May 2004.*

(3) *Head office staff.*

(4) *Paid to 1,325,495,637 shares.*

Share and rights issues in 2003

Pursuant to the 56th resolution of the extraordinary general meeting of 29 November 2001 and the 14th and 19th resolutions of the extraordinary general meeting of 21 May 2003, the powers needed to effect one or more capital increases, with or without pre-emptive subscription rights, have been delegated to the Board of Directors, with the authority to further delegate them, in accordance with French law.

When using this authorisation, the Board, or the Chairman if the Board has delegated to him the powers it received from the general meeting, is required to prepare a supplemental report describing the final terms and conditions of the ensuing capital increases. This report must be brought to the attention of the next following general meeting of shareholders. For this reason, you will find enclosed the supplemental reports concerning the capital increases made in 2003 under the aforementioned delegated powers, presented by the Chairman.

Supplemental report of the Chairman of the Board of Directors of Crédit Agricole S.A. concerning the capital increase following the tender offer for Crédit Lyonnais shares

To the Shareholders,

Pursuant to the 56th resolution, the combined general meeting of Crédit Agricole S.A. shareholders on 29 November 2001 authorised the Board of Directors, with the authority to further delegate, to make capital increases with pre-emptive subscription rights waived.

Pursuant to Articles L.225-135 and L.225-139 of the French Commercial Code and Articles 155-1 and 155-2 of Decree 67-236 of 23 March 1967, the Board of Directors hereby provides the general meeting with information about the aforementioned authorisation given to the Board of Directors at the combined general meeting of 29 November 2001.

This supplemental report sets out the final terms and conditions of the capital increase. It was made available to shareholders at the company's registered office within the statutory time limit.

The Board of Directors meeting on 15 December 2002 decided as follows:

- that Crédit Agricole S.A., together with SAS SACAM Développement, would file a combined public offer in cash and shares as a main bid, together with a cash tender offer and a public exchange offer as a secondary bid, for the shares of Crédit Lyonnais;
- to increase the share capital by up to €1.5 billion by issuing a maximum of 500,000,000 new shares with a par value of €3 each as consideration for the Crédit Lyonnais shares tendered to the offer;
- to delegate to the Chairman of Crédit Agricole S.A. the powers needed to officially record, on the basis of the outcome of the offer, the number of ordinary shares to be issued in return for tendered Crédit Lyonnais shares, and also to do whatever necessary to effect the capital increase resulting from the issue of new shares and to attend to legal or other publications, to deal with all acts and formalities for the completion of the capital increase, to modify the memorandum and articles of association accordingly, and, in general, to take all necessary action.

The *Conseil des Marchés Financiers* announced the outcome of the offer for Crédit Lyonnais shares in notice 203C0858 dated 6 June 2003.

Consequently, having apprised itself of the outcome of the offer, the Board of Directors took formal note at its meeting on 10 June 2003 that the Chairman, using the powers delegated to him, would effect the issuance of the requisite number of new shares as consideration for tendered Crédit Lyonnais shares and would amend the memorandum and articles of association accordingly.

1/ Final terms and conditions of the capital increase

The terms, conditions and procedures for the combined public offer in cash and shares for Crédit Lyonnais shares were detailed in an offer document *(note d'information)*, which received COB visa 03-188 on 25 March 2003.

Following the outcome of the bid for Crédit Lyonnais shares and the settlement of the offer on 18 June 2003, Crédit Agricole S.A. issued 353,285,738 new shares with a par value of €3 each as consideration for tendered Crédit Lyonnais shares.

As a result, Crédit Agricole S.A.'s share capital increased by €1,059,857,214 to €3,976,486,911, divided into 1,325,495,637 shares with a par value of €3 each, and the memorandum and articles of association were amended accordingly.

The new shares were merged with existing shares when they were admitted to listing and trading on the *Premier Marché* of Euronext Paris S.A.

2/ Impact on shareholders

Subsequent to the capital increase, and in view of the financial position at the end of the accounting period on 31 December 2002, the quota held by each shareholder in the shareholders' equity of Crédit Agricole S.A. (parent) is €13.39 per share.

Further, a shareholder who owned 1% of the share capital before the capital increase and who did not take part in the offer would afterwards hold 0.7335%.

3/ Theoretical impact on market value

The impact on the market value of the company depends on the future course of the share price, linked entirely to the capital increase and the expected future returns to the shares issued as consideration.

However, it is possible to measure a theoretical impact by comparing:

- the market value of the shares before the capital increase, measured by the average of closing prices for the 20 trading days prior to 19 June 2003, i.e. €17.45 per share;
- the theoretical value of the shares after the capital increase, equivalent to the sum of the pre-increase market capitalisation, namely €16,965 million, plus the proceeds of the increase, namely €5,505 million, divided by the post-increase number of shares, namely 1,325.5 million. This gives a theoretical price of €16.95 per share.

The theoretical impact of the capital increase thus reduces the theoretical share price to 97.15% of its pre-increase value. This works out to a theoretical decrease of 2.85%.

Supplemental report of the Chairman of the Board of Directors of Crédit Agricole S.A. on the capital increase reserved for employees of the Crédit Agricole Group, with waiver of pre-emptive subscription rights

To the Shareholders,

Under the 17th to 19th resolutions, the combined general meeting of Crédit Agricole S.A. on 21 May 2003, dealing with extraordinary business, authorised the Board of Directors of Crédit Agricole S.A., with the authority to delegate further, to make capital increases with waiver of pre-emptive subscription rights reserved for employees of the Crédit Agricole Group participating in a company savings scheme, including a Group savings plan in the USA, and for Crédit Agricole International Employees.

Pursuant to Articles L.225-135 and L.225-139 of the French Commercial Code and Articles 155-1 and 155-2 of Decree 67-236 of 23 March 1967, the Board of Directors hereby provides the general meeting with information about the aforementioned authorisation given to the Board of Directors at the combined general meeting of 21 May 2003.

This supplemental report sets out the final terms and conditions of the capital increase. It was made available to shareholders at the company's registered office within the statutory time limit.

The Board of Directors:

- decided at its meeting on 21 May 2003, pursuant to the authorisations from the aforementioned general meeting, to make a capital increase reserved for employees of the Crédit Agricole Group in the amount of €500 million, issue premium included and bearing rights from 1 January 2003. The final issue amount is equal to the amount actually subscribed by the employees if that amount is smaller than the aforementioned maximum;
- decided at its meeting of 10 June 2003 to empower the Chairman, under the 17th and 19th resolutions, to:
  - implement or effect the implementation of the employee-only offer,
  - set the opening and closing dates for the subscription period, as well as the subscription procedures and the subscription price of the shares,
  - set the maximum number of new shares to be issued and make the necessary reductions if the issue is oversubscribed,
  - acknowledge formally the completion of the capital increases up to the value of the shares that are actually subscribed for,
  - amend the memorandum and articles of association accordingly;

- decided at its meeting of 9 September 2003, pursuant to the 18th resolution, to make a capital increase reserved for Crédit Agricole International Employees (a company having its registered office at 9 Quai du Président Paul Doumer, 92400 Courbevoie, registered on the Nanterre companies' register under number 422 549 022) in order to facilitate completion of the capital increase reserved for employees of the Crédit Agricole Group, notably in respect of "foreign employees", as defined in the 18th resolution; it also set the dates of the subscription period and resolved that the subscription price would be identical to the price at which the company's shares are offered to Group employees, pursuant to the 17th resolution; the Board empowered the Chairman to decide upon the exact number of new shares to be issued for the aforementioned company, to formally acknowledge the completion of the capital increase up to the value of the shares that are actually subscribed for, to amend the memorandum and articles of association accordingly and, in general, to take all necessary action to ensure the implementation of the offer and the completion of the capital increase reserved for "foreign employees".

Exercising his powers, the Chairman on 11 August 2003 set forth the procedures for the capital increase, pursuant to the 17th and 19th resolutions of the aforementioned general meeting and Board decisions.

1/ Final terms and conditions of the capital increase

The subscription periods and prices were set as follows:

- subscription period for shares under the 17th and 19th resolutions: 12 August to 2 September 2003 inclusive
- subscription period for shares under the 18th resolution: 1st to 15 October 2003
- issue price for all countries except the USA: €13.68
- issue price for employees participating in a Group savings plan in the USA: €15.43

The overall subscription is for 25,233,264 new shares with a par value of €3 each, of which 1,157,463 for Crédit Agricole International Employees.

The new shares will be subject to the full provisions of the memorandum and articles of association. They will be merged with existing shares and bear the same rights from 1 January 2003.

As a result, the share capital of Crédit Agricole S.A. will increase by €75,699,792, that is from €3,976,486,911 to €4,052,186,703, divided into 1,350,728,901 new shares with a par value of €3 each.

2/ Impact on shareholders

Subsequent to the capital increase, and in view of the financial position at 30 June 2003, the quota held by each shareholder in the shareholders' equity of Crédit Agricole S.A. (parent) is €13.72, the same level as before the capital increase. Further, a shareholder who owned 1% of the share capital before the capital increase and who did not take part in the offer would afterwards hold 0.9813%.

3/ Theoretical impact on market value

The impact on the market value of the company depends on the future course of the share price, linked entirely to the capital increase and the expected future returns on the equity thus raised. However, it is possible to measure a theoretical impact by comparing:

- the market value of the shares before the capital increase, measured by the average of closing prices for the 20 trading days prior to 12 August 2003, i.e. €17.18 per share;
- the theoretical value of the shares after the capital increase, equivalent to the sum of the pre-increase market capitalisation, namely €22,772 million, plus the proceeds of the increase, namely €345 million, divided by the post-increase number of shares, namely 1,350.7 million. This gives a theoretical price of €17.11 per share.

The theoretical impact of the capital increase thus reduces the theoretical share price to 99.62% of its pre-increase value. This works out to a theoretical decrease of 0.38%.

Supplemental report of the Chairman of the Board of Directors of Crédit Agricole S.A. on the capital increase with pre-emptive subscription rights retained

To the Shareholders,

Pursuant to the 14th resolution, the combined general meeting of Crédit Agricole S.A. on 21 May 2003, dealing with extraordinary business, authorised the Board of Directors of Crédit Agricole S.A., with the authority to delegate further, to increase the company's share capital by up to €2 billion, at one or more times, notably by issuing equity and/or other securities, with pre-emptive subscription rights retained, which may be subscribed for either in cash or by setting off claims.

Pursuant to Articles L.225-135 and L.225-139 of the French Commercial Code and Articles 155-1 and 155-2 of Decree 67-236 of 23 March 1967, the Board of Directors hereby provides the general meeting with information about the aforementioned authorisation given to the Board of Directors at the combined general meeting of 21 May 2003.

This supplemental report sets out the final terms and conditions of the capital increase. It was made available to shareholders at the company's registered office within the statutory time limit.

The Board of Directors:

- decided at its meeting of 9 September 2003, pursuant to the authorisations from the aforementioned general meeting, to subdelegate to the Chairman some of the powers received under the 14th resolution, in order to:
  - decide, having formally acknowledged that the share capital was fully paid-in, to increase Crédit Agricole S.A.'s share capital by up to €480 million by issuing a maximum of 160 million shares with a par value of €3 each;
  - decide on the characteristics of the shares to be created, together with the dates, time periods and procedures for the issue;
  - set the issue price, issue amounts and entitlement start date (which can be retroactive) of the shares to be issued, and determine the payment method for the shares;
  - more generally, attend to the formalities needed to have the shares listed on a regulated market; to take all measures, enter into all agreements and attend to all formalities in order to ensure the proper completion of the planned issues; to formally acknowledge the resulting capital increases; to amend the memorandum and articles of association accordingly; and to attend to all the legal formalities arising from such capital increase.

Exercising his powers, pursuant to the 14th resolution of the aforementioned general meeting and Board decision, the Chairman on 16 October 2003 set forth the procedures for the capital increase. These were detailed in an offer document (*note d'opération*) that received COB visa 03-907 on 17 October 2003.

1/ Final terms and conditions of the capital increase

The final terms and conditions are as follows:

- **number of shares to be issued:** 122,793,536 new shares with a par value of €3 each;
- **issue price:** €16.07 per share, comprising the €3 par value and a €13.07 issue premium;
- **gross and net proceeds of the issue:** the gross proceeds of the issue amount to €1,973,292,123, issue premium included. The net proceeds are estimated at €1,964,292,123;
- **subscription period:** 27 October to 7 November 2003 inclusive;
- **pre-emptive subscription rights:** subscription for the new shares is reserved in priority for holders of shares making up the existing share capital or for persons transferring their pre-emptive rights, who are entitled to subscribe:
  - **by way of entitlement without reduction:** 1 new share for 11 existing shares owned, excluding fractional shares. To reach this ratio, one shareholder agreed in advance to waive the pre-emptive rights attaching to five of his shares;
  - **subject to reduction of entitlement:** the desired number of new shares in addition to those to which they are entitled on an irreducible basis, provided that (a) such additional shares do not exceed the total number of shares subscribed on an irreducible basis and (b) that they are allocated in proportion to the number of rights attaching to existing shares and exercised on an irreducible basis.
- **Listing and trading:** the new shares will be admitted to listing on the *Premier Marché* of Euronext Paris S.A. from 24 November 2003.

The new shares will be subject to the full provisions of the memorandum and articles of association. They will be merged with existing shares and bear the same rights from 1 January 2003.

2/ Impact on shareholders

Subsequent to the capital increase, and in view of the financial position at 30 June 2003 (following the capital increases with waived pre-emptive subscription rights reserved for employees of the Crédit Agricole Group), the quota held by each shareholder in the shareholders' equity of Crédit Agricole S.A. (parent) is €13.91. The quota held by each shareholder in the consolidated shareholders' equity of Crédit Agricole S.A., in view of the financial position at 30 June 2003 (following the capital increases with waived pre-emptive subscription rights reserved for employees of the Crédit Agricole Group) is €15.83, compared with €15.81 prior to the increase.

Further, a shareholder who owned 1% of the share capital before the capital increase and who did not take part in the offer would afterwards hold 0.9167%, as well as the proceeds in euros from the sale of the attached pre-emptive subscription rights.

3/ Theoretical impact on market value

The impact on the market value of the company depends on the future course of the share price, linked entirely to the capital increase and the expected future returns on the equity thus raised. However, it is possible to measure a theoretical impact by comparing:

- the market value of the shares before the capital increase, measured by the average of closing prices for the 20 trading days prior to 16 October 2003, i.e. €17.18 per share,
- the theoretical value of the shares after the capital increase, equivalent to the sum of the pre-increase market capitalisation, namely €23,205.5 million, plus the net proceeds of the increase, namely €1,964.3 million, divided by the post-increase number of shares, namely 1,473.5 million. This gives a theoretical price of €17.08 per share.

The theoretical impact of the capital increase thus reduces the theoretical share price to 99.43% of its pre-increase value. This works out to a theoretical decrease of 0.57%.

At the Ordinary General Meeting

First resolution

Approval of parent company's accounts

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, and after having familiarised itself with the Board of Director's management report and the Auditors' general report, approves the Board's report and the annual accounts for the financial year ended 31 December 2003, as presented.

It approves the transactions recorded in the said accounts or summarised in the said reports, as well as management acts undertaken by the Board during the financial year just ended.

In accordance with Article 223 *quater* of the French General Tax Code (*Code général des impôts*), the general meeting approves the total amount of the costs and expenses governed by Article 39-4 of the French General Tax Code, which total €37,229.87.

Consequently, it discharges the members of the Board of Directors for their management acts and the performance of their duties during the financial year ended 31 December 2003.

Second resolution

Approval of consolidated accounts

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, after having familiarised itself with the reports of the Board of Directors and the Auditors relating to the consolidated accounts, approves the Board's report and the consolidated accounts for the financial year ended 31 December 2003, as presented.

It approves the transactions recorded in those accounts or summarised in the said reports.

Third resolution

Appropriation of income and determination of dividend

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, notes that the net income for financial year 2003 totals €611,124,134.64. Accordingly, the general meeting resolves to appropriate the income for financial year 2003 plus retained earnings totalling €152,675,986.00, that is, a total amount of €763,800,120.64, as follows:

1. to the legal reserve, 5% of net income for the financial year, that is €30,556,206.73.
2. the balance, plus a withdrawal from the optional reserve of €77,193,426.44, that is a total amount of €810,437,340.35 to payment of a net dividend of €0.55 per share with a tax credit of €0.275, for total income of €0.825 per share.

The dividend will be paid in cash as from 28 May 2004. If, when the dividends are paid, Crédit Agricole S.A. should hold various treasury shares, the amount corresponding to dividends unpaid as a result of those shareholdings will be noted in the accounts as "retained earnings".

In accordance with the provisions of Article 243 *bis* of the French General Tax Code, the dividends and the corresponding tax credit for the three previous financial years are set out below.

Financial year	Dividend	Tax credit (**)	Total
2000	€5.50	€2.75	€8.25
2001	€0.55 (*)	€0.275 (*)	€0.825 (*)
2002	€0.55 (*)	€0.275 (*)	€0.825 (*)

(*) *By a decision of the 29 November 2001 combined general meeting, the nominal value of the shares was reduced from €30 to €3 and the number of shares making up the company's share capital multiplied by ten.*

(**) *The rate of the tax credit referred to is 50 %. In certain cases, that rate may differ.*

Fourth resolution

Approval of the agreements governed by Articles L.225-38 *et seq* of the French Commercial Code

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, and after having familiarised itself with the special Auditors' report on the agreements governed by Articles L.225-38 *et seq* of the Commercial Code, approves the transactions addressed in the said report and discharges the directors in this regard.

Fifth resolution

Appointment of director

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, resolves to replace Mr Pierre Bastide who resigned from his duties on 1 March 2004 with the appointment of Mr Alain Dieval as a director for the remaining period of Mr Bastide's term expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2004.

Sixth resolution

Appointment of director

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, resolves to replace Mr Jean Peyrelevade who resigned from his duties on 2 October 2003, with the appointment of Mr Daniel Lebègue as director for the remaining period of Mr Peyrelevade's term expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2004.

Seventh resolution

Appointment of director

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, resolves to replace Mr Jean-Marie Sander who resigned from his duties on 10 June 2003, with the appointment of Mr Michel Michaut as director for the remaining period of Mr Sander's term expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2004.

Eighth resolution

Renewal of director's term

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, notes that Mr Pierre Bru's term as director expires today and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2006.

Ninth resolution

Renewal of director's term

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, notes that Mr Yves Couturier's term as director expires today and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2006.

Tenth resolution

Renewal of director's term

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, notes that Mr Pierre Kerfriden's term as director expires today and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2006.

Eleventh resolution

Renewal of director's term

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, notes that Mr Jean Le Brun's term as director expires today and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2006.

Twelfth resolution

Appointment of statutory and alternate statutory Auditors

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings,

- notes the resignation at the end of this ordinary general meeting of:
  - Cabinet Alain Lainé, statutory Auditors, and
  - Cabinet Mazars et Guerard, alternate statutory Auditors whose terms end;
- appoints, in their place, the following Auditors:
  - PricewaterhouseCoopers Audit as statutory Auditors (registered office: 32 rue Guersant, 75017 Paris), and
  - Pierre Coll as alternate statutory Auditor (address: 34 place des Corolles, 92908 Paris La Défense Cedex);

for the remaining period of the two previously mentioned auditors' terms expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2005.

Thirteenth resolution

Authorisation to be given to the Board of Directors to issue bonds and other debt securities

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, and in accordance with Articles L.225-100, L.228-40 and L.228-41 of the Commercial Code, authorises the Board of Directors to issue, at one or more times in France or abroad, by public offering or by private placement, bonds or other debt securities conferring in the same issue a debt interest in the company, including subordinated or senior perpetual or fixed term bonds bearing interest at a fixed or variable rate or zero-coupon bonds, and with or without warrants with rights to the distribution or purchase of or subscription for bonds or other debt securities.

In particular, the bonds may be subordinated fixed or perpetual bonds or may have the characteristics of bonds indexed to any type of index or security or complex bond as understood by the

authorities regulating the stock exchange (e.g. by virtue of their terms of redemption or return or other rights such as indexation, or rights to options); as regards the issue of subordinated bonds, the Board of Directors will determine their rank in accordance with the provisions of Article L.228-97 of the Commercial Code.

This authorisation is made for a maximum nominal amount of €20 billion, in euros, foreign currency or currency units developed by reference to the euro and/or to one or more foreign currencies, with or without mortgage or other security, in such proportions, in such forms, at such times and subject to such terms and conditions of issue, redemption and repayment, it being specified that this maximum nominal amount applies to all bonds or other debt securities issued directly or following the exercise of warrants, but does not include any bond discount or discounts, and that negotiable debt securities, within the meaning of Articles L.213-1 to L.213-4 of the French Monetary and Financial Code (*Code monétaire et financier*) do not fall within this authorisation.

For issues in foreign currency, the amount of the aforementioned authorisation deemed to be used will be calculated using the exchange rate for the said currency as of the date of the issue in question.

The general meeting grants full authority to the Board of Directors, with the right to further delegate as provided for by law, to issue, at one or more times, the said loans and specifies that the Board will not be subject to any restrictions regarding the procedures governing the issue of debt securities, to secure them, if necessary, with any security interest in personal or real property belonging to the company and, in general, to take any steps necessary to ensure the successful completion of the said issue(s).

In accordance with the law, this authorisation is valid for a term of five years from the date of this decision.

This authorisation supersedes and thus cancels the authorisation granted in the eleventh resolution approved at the general meeting held on 21 May 2003. However, all issues approved by the Board of Directors as of the date of this general meeting shall be duly completed and properly allocated to the authorisation granted at the 21 May 2003 general meeting.

Fourteenth resolution

Directors' fees

Pursuant to Article L.225-45 of the Commercial Code, the general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, sets the total annual amount of fees to be allocated to directors at €670,000 in light of their duties.

Fifteenth resolution

Authorisation to be given to the Board of Directors to trade in the company's shares

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, and after having familiarised itself with the report of the Board of Directors and the information memorandum issued by the Financial Markets Authority (*Autorité des Marchés Financiers*), authorises the Board of Directors to trade in the company's shares in accordance with the provisions of Articles L.225-209 *et seq* of the Commercial Code.

This authorisation, which replaces that granted at the ordinary general meeting held on 21 May 2003, is granted to the Board of Directors until renewed at a future ordinary general meeting and, in any event, is granted for a maximum period of eighteen months from the date of this general meeting.

The purchases of the company's shares effected by the Board of Directors pursuant to this authorisation may not, under any circumstances, result in the company holding more than ten percent (10%) of its share capital.

Under the share repurchase programme implemented by the company, the company's shares may be purchased, sold or transferred, at one or more times, by any means, i.e. on the exchange, over the counter or through derivatives traded on regulated markets or over the counter (such as purchase and sale options or any combination thereof) as provided for by the appropriate market authorities and at such times as the Board of Directors or the person acting pursuant to a delegation from the Board of Directors shall determine. The portion of the share repurchase programme completed through block purchases may cover the entire programme.

The number of shares purchased may not exceed 10% of the total number of shares making up the company's share capital as of the date on which the said purchases occur and the maximum number of shares held after the said purchases may not exceed 10% of share capital.

The total amount that the company may use to repurchase its shares during this period is €2 billion. The shares may not be purchased for more than €30 and may not be sold for less than €3. That said, these shares may be distributed at no cost as provided for by law.

This authorisation is designed to allow the company to execute market or over-the-counter share transactions for any purpose authorised by applicable laws or regulations currently in force. In particular, the company may use this authorisation:

1. to stabilise the market price of the company's shares by buying and/or selling its shares on the exchange against market trends,

2. to buy and/or sell the company's shares based on market trends;

3. to manage investments as defined in Articles L 321-1 *et seq* of the French Monetary and Financial Code;

4. to grant share options to some or all company employees and/or to some or all of its officers and directors who act as executives of the company or the companies or groupings affiliated with it as defined by Article L.225-180 of the Commercial Code;

5. to distribute shares in the company to the employees listed in the previous paragraph to allow them to participate in employee profit-sharing and savings schemes;

6. to hold the shares in the company that have been purchased, sell them or, in general, transfer them in any legal manner whatsoever, in particular by conducting exchanges or payments using the said shares, *inter alia*, in connection with acquisitions of other companies, pursuant to liquidity undertakings issued by the company, following the issue of equity securities or in connection with the implementation by the company of an asset or financial management policy; and

7. to retire such shares, subject, in this case to the approval of the 20th resolution.

The purchase, sale and/or transfer of shares in the company by the Board of Directors pursuant to this authorisation may be undertaken at any time during the life of the share repurchase programme.

The company may also use this resolution and implement its repurchase programme in accordance with laws and regulations, in particular the provisions of Regulation 2002-04 of the COB (stock exchange operations commission), during a public cash or exchange offer made by the company or involving the company's securities.

Each month, the company must inform the Financial Markets Authority (Autorité des Marchés Financiers) of the purchases, sales and transfers effected and, generally, complete all necessary formalities and make all necessary filings.

The general meeting grants all authority to the Board of Directors to implement this authorisation and to determine relevant procedures, and in particular, to submit any stock exchange orders, sign any instruments, conclude any agreements, make any filings, complete any formalities and, generally, do whatever is necessary.

At the Extraordinary General Meeting

Sixteenth resolution

Authorisation to be given to the Board of Directors to issue securities that grant present or future rights to shares that have been or will be issued in connection with a capital increase (with the pre-emptive subscription right retained)

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings, after having familiarised itself with the report of the Board of Directors and the special Auditors' report, and in accordance with the provisions of Article L.225-129 III § 3 of the Commercial Code:

1. delegates to the Board of Directors, with the authority to further delegate as provided for by law, the authority necessary to issue equity and/or other securities, including separate warrants issued for valuable consideration or at no cost, that grant present or future rights to a portion of the company's share capital at any time or on a specified date, by subscription for, conversion into, exchange of, redemption, presentation of a certificate or in any other manner, at one or more times, in such proportions and at such times as it determines, in euros, foreign currency or any monetary units developed by reference to a basket of foreign currencies, in France or abroad, with or without a premium, with the pre-emptive subscription right retained, which may be subscribed for in cash or by setting off claims, excluding, however, the issue of held-to-maturity securities pursuant to Article L.228-30 of the Commercial Code, preference shares pursuant to Article L.228-11 of the Commercial Code, and any securities granting rights to receive such securities;

2. decides that the nominal amount of the capital increases to be completed immediately or in the future pursuant to this delegation may not exceed €1 billion or the equivalent thereof, in light of the adjustments that must be made in accordance with the legal requirements to preserve the rights of holders of securities granting rights to a portion of the company's share capital;

3. further decides that the maximum nominal amount of debt securities granting rights to share capital that may be issued pursuant to this delegation shall not exceed €5 billion or the equivalent thereof in foreign currency, which shall be separate and distinct from the value of debt securities that do not grant rights to share capital whose issue is authorised under the 13th resolution of this general meeting;

4. decides that shareholders may exercise their pre-emptive rights rateably to subscribe for a minimum number of shares, as provided for by law, and that the Board may further grant shareholders a pre-emptive right rateably to subscribe for more securities than the said minimum in proportion to the subscription rights that they hold, up to the number they request. If the exercised irrevocable (and revocable, if any) subscription rights do not take up an entire securities issue, the Board may, at its election, limit the issue to the subscriptions received, if the legal requirements have been satisfied, and allocate the securities not subscribed for as it deems appropriate and/or offer them to the general public;

5. expressly waives the shareholders' pre-emptive subscription right to shares to be issued by converting bonds or exercising warrants and acknowledges that, by operation of law, this decision constitutes the shareholders' waiver of their pre-emptive subscription right to securities to which the said securities grant a right in favour of the holders of the securities issued pursuant to this delegation;

6. grants full authority to the Board of Directors, with the right to further delegate as provided for by law:

- to determine the form and characteristics of securities to be issued, as well as issue dates, deadlines and procedures;
- to determine the issue price, amounts and effective date (including a retroactive date) of securities to be issued;
- to determine the payment method for shares and/or securities that have been or will be issued;
- to determine, as required, the procedures according to which the company has the right to purchase or exchange securities that have been or will be issued on stock exchanges at any time or during specific periods;
- to determine, as required, the procedures to preserve the rights of holders of securities granting rights to the company's share capital, and to suspend the exercise of the rights attached to the said securities for a maximum of three months;
- based solely on its decision and as it deems appropriate, to allocate issue-related costs, duties and fees to the corresponding share premiums and deduct from the said premiums amounts necessary to increase the legal reserve to one tenth of the new share capital after each issue;
- to list securities to be issued on a regulated exchange, as required; and
- generally, to take any steps, sign any agreements and complete any formalities to ensure the success of the issues, formally record the resulting capital increases and amend the memorandum and articles of association as required.

7. decides that this delegation, which replaces that granted at the extraordinary general meeting held on 21 May 2003 and cancels the portion thereof that has not been used to date, is valid for a term of twenty-six months as from this general meeting.

Seventeenth resolution

Authorisation to be given to the Board of Directors to issue securities that grant present or future rights to shares that have been or will be issued in connection with a capital increase (with the pre-emptive subscription right waived)

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings, after having familiarised itself with the report of the Board of Directors and the special Auditors' report, and in accordance with the provisions of Article L.225-129 III §3 of the Commercial Code:

1. delegates to the Board of Directors, with the right to further delegate as provided for by law, the authority necessary to issue equity and/or other securities, including separate warrants issued for valuable consideration or at no cost, that grant present or future rights to a portion of the company's share capital at any time or on a specified date, by subscription for, conversion into, exchange of, redemption, presentation of a certificate or in any other manner, at one or more times, in such proportions and at such times as it determines, in euros, foreign currency or any monetary units developed by reference to a basket of foreign currencies, in France or abroad, with or without a premium, which may be subscribed for in cash or by setting off claims, excluding, however, the issue of held-to-maturity securities pursuant to Article L.228-30 of the Commercial Code, voting or non-voting preference shares pursuant to Article L.228-11 of the Commercial Code, and any securities granting rights to a portion of the share capital;

2. decides that:
- the nominal amount of the capital increases to be completed immediately or in the future pursuant to this delegation may not exceed €1 billion or the equivalent thereof, in light of the adjustments that must be made in accordance with the legal requirements to preserve the rights of holders of securities granting rights to a portion of the company's share capital;
  - further, the maximum nominal amount of debt securities that may be issued pursuant to this delegation shall be €5 billion or the equivalent thereof in foreign currency;
  - all such issues must be covered by the unused portion of the ceilings set out in the 16th resolution; all issues completed pursuant to this resolution shall be counted against the corresponding ceiling(s)

3. decides to waive the shareholders' pre-emptive subscription right to the securities to be issued; the Board of Directors may grant the shareholders a right to subscribe rateably for a minimum number of shares, or, if appropriate, for excess shares covering all or part of the issue, subject to such term and conditions as it stipulates; this priority subscription right shall not result in the issue of negotiable rights;

4. decides that, if the shareholders and general public have not subscribed for all of a securities issue, the Board of Directors may take either or both of the following actions, in the order that it desires:
   - limit the issue to the amount of subscriptions, provided that the legal conditions are satisfied;
   - distribute all or some of the shares not subscribed for as it deems fit;

5. expressly waives the shareholders' pre-emptive subscription right to shares to be issued by converting bonds or exercising warrants and acknowledges that, by operation of law, this decision constitutes the shareholders' waiver of their pre-emptive right to securities to which the said securities grant a right in favour of the holders of securities issued pursuant to this delegation;

6. decides that, in the event of a present or future issue of shares for cash, the amount received or to be received by the company for each share issued pursuant to this delegation must be at least equal to the minimum issue price provided for by law, after adjustment, if necessary, of this price to take the different effective date into consideration; the amounts paid in subscribing for warrants will be included in this calculation;

7. decides that the Board of Directors may, within the limits of the overall capital increase referred to in point 2 above, increase share capital by issuing shares in exchange for the in-kind contribution of securities tendered pursuant to an exchange offer or combined offer (with the first as the primary offer and the second as an alternative) made by the company for the securities of another publicly traded company, subject to the terms, conditions and reservations set forth in Article L.225-148 of the Commercial Code, and, for that purpose, shall have full authority (i) to develop the list of securities to be tendered in the exchange, (ii) to determine issue terms and conditions, exchange ratio and, if applicable, any cash payment for partial shares, and (iii) to establish issuing procedures;

8. grants full authority to the Board of Directors, with the right to further delegate as provided for by law:
   - to determine the form and characteristics of securities to be issued, as well as issue dates, deadlines and procedures;
   - to determine the issue price, amounts and effective date (including a retroactive date) of securities to be issued;
   - to determine the payment method for shares and/or securities that have been or will be issued;
   - to determine, as required, the procedures according to which the company has the right to purchase or exchange securities that have been or will be issued on stock exchanges at any time or during specific periods;
   - to determine, as required, the procedures to preserve the rights of holders of securities granting rights to the company's share capital, and to suspend the exercise of rights attached to the said securities for a maximum of three months;
   - based solely on its decision and as it deems appropriate, to allocate issue-related costs, duties and fees to the corresponding share premiums and deduct from the said premiums amounts necessary to increase the legal reserve to one tenth of the new share capital after each issue;
   - if appropriate, to list securities to be issued on a regulated exchange; and
   - generally, to take any steps, sign any agreements and complete any formalities to ensure the success of the issues, formally record the resulting capital increases and amend the memorandum and articles of association as required;

9. decides that this delegation, which replaces that granted at the extraordinary general meeting of 21 May 2003, and cancels that portion that has not been used to date, is valid for a term of twenty-six months as from this general meeting.

Eighteenth resolution

Authorisation to be given to the Board of Directors to increase share capital by incorporating reserves, profits, share premiums or other items

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, after having familiarised itself with the report of the Board of Directors, and in accordance with the provisions of Article L.225-129-II of the Commercial Code:

1. delegates to the Board of Directors full authority to increase share capital at one or more times, in such proportions and at such times as the Board may deem appropriate, by incorporating share premiums, reserves, profits or other items that may, in accordance with the law or pursuant to the memorandum and articles of association, be incorporated in the form of a no-cost share distribution or an increase in the nominal value of current shares, or both;

2. decides that the nominal amount of the capital increases that may be effected pursuant to this delegation may not exceed €3 billion, which ceiling is separate and distinct from the aggregate limit provided for in the 16th and 17th resolutions put to the general meeting;

3. if this delegation is used, grants the Board of Directors full authority as provided for by law, with the right to further delegate as provided for by law:
   - to determine the amount and the type of monies to be incorporated

in the share capital, determine the number of new shares to be issued or the amount by which the nominal value of current shares will be increased, establish the date (including a retroactive date) as of when the new shares shall be eligible for dividend payments or as of when the increase in nominal value will be effective;
- in the event of a no-cost share distribution, to decide, as an exception to the provisions of Article L.225-149 of the Commercial Code, that the rights to any fractional shares shall not be negotiable and any such shares will be sold; the proceeds from the sale shall be allocated to rights holders no later than 30 days after the date on which the whole number of shares allocated is registered to their account;
- to make any adjustments required by law or regulation;
- to formally record each capital increase and amend the memorandum and articles of association accordingly; and
- to take any measures required and sign any agreement necessary to ensure that the transactions undertaken are successfully completed and, in general, take all actions and complete all formalities necessary to finalise the capital increase(s) that may be undertaken pursuant to this delegation; and

4. decides that this delegation, which replaces that granted at the combined ordinary and extraordinary general meeting held on 21 May 2003, and cancels that portion that has not been used to date, is valid for a term of twenty-six months as from this general meeting.

Nineteenth resolution

Authorisation to be given to the Board of Directors to effect capital increases reserved for employees participating in a company savings scheme

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings and after having familiarised itself with the report of the Board of Directors and the special Auditors' report:

1. in accordance with the provisions of Articles L.225-129 and L.225-138 IV of the Commercial Code and Articles L.443-1 *et seq* of the French Labour Code, authorises the Board of Directors to issue, at one or more times and based on its sole decision, shares reserved for employees of the Crédit Agricole Group, which consists of the company, companies included in the company's consolidated accounts, Crédit Agricole Regional Banks and their subsidiaries, and companies controlled by the company and/or the Regional Banks pursuant to Article L.444-3 of the French Labour Code, once such employees elect to participate in one of the Crédit Agricole Group's company savings schemes and/or one of the voluntary employee savings schemes of one of the companies in the Crédit Agricole Group;

2. decides to waive the shareholders' pre-emptive subscription right to shares that may be issued pursuant to this authorisation and to waive any right to shares that may be distributed at no cost based on this resolution in favour of the aforementioned employees;

3. sets the maximum nominal amount of the capital increase that may be completed pursuant to this authorisation at €150 million;

4. decides that the subscription price for Crédit Agricole S.A. shares may not exceed the average of the prices quoted on the Euronext Paris S.A. *Premier Marché* during the twenty trading days prior to the date on which the Board of Directors or the Chairman of the Board sets the start date for the subscription period, nor be more than 20% less than the said average, or more than 30% less when the term of the freeze provided for by the plan pursuant to Article L.443-6 of the French Labour Code is greater than or equal to 10 years. The Board of Directors may, upon implementation of this delegation, reduce the amount of the discount on a case-by-case basis in order to comply with statutory and regulatory requirements, including tax-related, accounting or other parent company requirements in any country where Crédit Agricole Group companies or groups taking part in the capital increase are located;

5. authorises the Board of Directors, pursuant to the provisions of Article L.443-5 § 4 of the French Labour Code, to distribute shares, at no cost to subscribers, to be issued or that have already been issued or any other securities to be issued or that have already been issued that grant rights to share capital;

6. decides that this delegation, which replaces that granted by the 17th and 19th resolutions of the combined ordinary and extraordinary general meeting held on 21 May 2003 and cancels that portion that has not been used to date, is valid for a period of five years as of the date of this general meeting.

The general meeting grants full authority to the Board of Directors with the right to further delegate that authority as provided for by law, to determine the terms, conditions and procedures for effecting the capital increase(s) approved pursuant to this resolution, in particular:

1. to establish criteria that companies consolidated within the Crédit Agricole Group must meet for their employees to take advantage of the capital increases covered by the aforementioned authorisation;

2. to determine criteria that beneficiaries of the newly issued shares must meet, in particular to determine whether the shares may be subscribed for directly by employees participating in a company savings scheme or a voluntary employee savings scheme or through a company investment fund or other structures or entities permitted to do so under applicable law and regulations;

3. to determine the terms, conditions and procedures for the issues to be effected pursuant to this resolution, and in particular, to determine the number of shares to be issued and the issue price for each issue;

4. *to set the dates when the subscription period will begin and end* and the effective date of shares issued, as well as dates, deadlines and other conditions and procedures for the issue(s);

5. in the event of a no-cost distribution of shares or other securities granting an interest in share capital, to elect either to replace the said distribution in whole or in part at the maximum discount rates provided for above for calculating the issue price, or allocate the equivalent value of the said shares and securities to the employer contribution, or a combination of the two;

6. *to formally record completion of the capital increase(s), or have it* (them) formally recorded, up to the value of the shares that have actually been subscribed for individually or through a company investment fund or other structures or entities permitted to do so under applicable law and regulations;

7. to allocate expenses of the share capital increase(s) to the corresponding share premiums and deduct from the said premiums amounts necessary to increase the legal reserve to one tenth of the new share capital after each increase;

8. to amend the memorandum and articles of association accordingly; and

9. generally to take any actions and decisions required to ensure that the capital increase(s) is (are) successfully completed and sign all documents and agreements and complete all formalities necessary and appropriate to finalise the aforementioned capital increase(s).

Twentieth resolution

Authorisation to be given to the Board of Directors to reduce share capital by retiring shares

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings, after having familiarised itself with the report of the Board of Directors and the special Auditors' report, authorises the Board of Directors, in accordance with Article L.225-209 of the Commercial Code:

1. to retire, at one or more times, at its sole initiative, all or part of the shares acquired by the company pursuant to the authorisation for the company to repurchase its own shares in the 15th resolution or subsequent authorisations, subject to a limit of 10% of share capital per twenty-four month period as of this general meeting; and

2. *to correspondingly reduce the share capital by allocating the* difference between the repurchase value of the retired shares and the nominal value to share premiums and available reserves, as it deems fit.

This authorisation, which replaces that granted at the combined ordinary and extraordinary general meeting held on 21 May 2003, and which cancels the said authorisation, is granted to the Board of Directors for a period of twenty-four months from the date hereof, with the right to further delegate, to sign all instruments, complete all formalities or issue any statements in order to retire the shares, *finalise the reduction(s) of capital, formally record the completion* thereof, amend the memorandum and articles of association accordingly and generally take all necessary action.

Twenty-first resolution

Formalities and authorisations

The general meeting hereby grants full authority to the bearer of an original, copy or extract of the minutes of this combined ordinary and extraordinary general meeting to complete any legal filing or publication formalities relating to or arising as a result of the decisions taken in the aforementioned resolutions and/or any additional resolutions.

Document request form

CRÉDIT AGRICOLE S.A.

Combined General Meeting

Wednesday, 19 May 2004 at 10.00 a.m.
at CNIT Paris - La Défense

Please return to:
CA-IS/CT
« Assemblée générale de Crédit Agricole S.A. »
14, rue Rouget-de-Lisle
92862 Issy-Les-Moulineaux Cedex 09
France

- I hold shares in Crédit Agricole S.A.:

☐ registered

☐ bearer, account with: ....

- I hold units in "Crédit Agricole Avenir", "Crédit Agricole Alliance Classique", "Crédit Agricole Alliance Multiple", "Crédit Agricole Alliance Japon" FCPEs (company investment funds).

I wish to receive documents and information concerning the abovementioned meeting, as per Articles 133 and 135 of the Decree of 23 March 1967 on commercial companies.

Date: 2004

Signature

NB: Shareholders may, by submitting one single request, ask the company to dispatch, for all subsequent general meetings of shareholders (ibid. Article 138), the documents and information itemised in Articles 133 and 135 of the Decree of 23 March 1967.

Name: .... Christian name: ....

Address: ....

....

Postcode: ☐☐☐☐☐ City: .... Country: ....

Please write in block capitals and return the form in its entirety.
This form will be used to dispatch the documents you have requested.

Pursuant to Act 78-17 of 6 January 1978 (Data Protection Act),
shareholders can exercise their right to access all information concerning them by contacting

CA-IS/CT
« Actionnariat Crédit Agricole S.A. »
14, rue Rouget-de-Lisle
92862 Issy-Les-Moulineaux Cedex 09

CRÉDIT AGRICOLE S.A.

Publicorp 33 1 53 06 30 80

Exhibit 5.1.A

Pricing Supplement relating to the issuance of € 750,000,000

Floating Rate Notes Due 2007

Dated April 16, 2004

Please see attached.

CREDIT AGRICOLE S.A.

Issue of € 750,000,000 Floating Rate Notes due 2007
under the U.S.$ 15,000,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 June 2003. This Pricing Supplement must be read in conjunction with such Offering Circular.

1	(i)	Issuer:	Crédit Agricole S.A.
	(ii)	Relevant Branch:	Not Applicable
2	(i)	Series Number:	60
	(ii)	Tranche Number:	1
3		Specified Currency or Currencies:	Euro ("€")
4		Aggregate Nominal Amount:	
	(i)	Series:	€ 750,000,000
	(ii)	Tranche:	€ 750,000,000
5	(i)	Issue Price:	100.0294 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	€ 750,220,500
6		Specified Denomination:	€ 1,000
7	(i)	Issue Date:	20 April 2004
	(ii)	Interest Commencement Date:	Issue Date
8		Maturity Date:	The Interest Payment Date falling on or nearest to 20 April 2007
9		Interest Basis:	Floating Rate (further particulars specified in paragraph 17 below)
10		Redemption/Payment Basis:	Redemption at par
11		Change of Interest or Redemption/ Payment Basis:	Not Applicable
12		Put/Call Options:	Not Applicable

13	Status of the Notes:	Ordinary
14	Listing:	Luxembourg
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	20 April, 20 July, 20 October and 20 January in each year, commencing on 20 July 2004, subject to sub-paragraph (ii) below
	(ii)	Business Day Convention:	Modified Following Business Day Convention for which the Business Day is a TARGET Business Day
	(iii)	Additional Business Centre(s) (Condition 5(j)):	Not Applicable
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(v)	Interest Period Date(s):	Each Interest Payment Date
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not applicable
	(vii)	Screen Rate Determination (Condition 5(b)(iii)(B)):	
	•	Relevant Time:	11.00 a.m. (Brussels time)
	•	Interest Determination Date:	Second TARGET Business Days prior to the first day in each Interest Period
	•	Primary Source for Floating Rate:	Moneyline Telerate, page 248
	•	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	•	Relevant Financial Centre:	Euro-zone
	•	Benchmark:	3 month EURIBOR "**3 month EURIBOR**" means the European inter-bank offered rate for deposits in euro for a period of 3 months appearing on Moneyline Telerate page 248 as of 11.00 a.m.,

		Brussels time on the Interest Determination Date (as defined above).
•	Representative Amount:	Not Applicable
•	Effective Date:	Not Applicable
•	Specified Duration:	Three (3) months
(viii)	ISDA Determination (Condition 5(b)(iii)(A)):	Not Applicable
(ix)	Margin(s):	+ 0.05 per cent. per annum
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction (Condition 5 (j)):	Actual/360
(xiii)	Rate Multiplier:	Not Applicable
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	**Call Option**	Not Applicable
22	**Put Option**	Not Applicable
23	**Final Redemption Amount**	Nominal amount
24	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Nominal amount

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
		Rule 144A Eligible:	No
		Institutional Accredited Investor Eligible:	No
26	Additional Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:		Not Applicable
27	Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):		No
28	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
29	Details relating to Instalment Notes:		Not Applicable
30	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
31	Consolidation provisions:		Not Applicable
32	(i)	Other terms or special conditions:	Not Applicable
	(ii)	Applicable tax regime for the Notes:	Condition 8 (b) and (c) applies and the Notes are issued (or deemed to be issued) outside France.

DISTRIBUTION

33	(i) If syndicated, names of Managers:	Crédit Agricole Indosuez Morgan Stanley & Co. International Limited J.P. Morgan Securities Ltd.
	(ii) Stabilising Manager (if any):	Morgan Stanley & Co. International Limited
34	If non-syndicated, name of Dealer:	Not Applicable
35	Additional selling restrictions:	For the purposes of this issue, the following selling restrictions shall replace the ones set out under the heading "Selling Restrictions - France" in the section entitled "Subscription and Sale" in the Offering Circular: "**France** Each of the Managers and the Issuer represents and agrees that (i) it has not offered or sold and will not offer or sell, directly or indirectly, any Notes by way of public offering in the Republic of France (an *appel public à l'épargne*, as defined in Article L. 411-1 of the French *Code monétaire et financier* (the "**Code**")) and (ii) offers and sales of Notes in the Republic of France will be made only to qualified investors (*investisseurs qualifiés*) in accordance with Article L. 411-2 of the Code and the French Decree No. 98-880 dated 1 October 1998. In addition and in each case, each of the Managers and the Issuer represents and agrees that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, the Offering Circular or any other offering material relating to the Notes other than to those investors (if any) to whom offers and sales of the Notes in the Republic of France may be made, as described above."

OPERATIONAL INFORMATION

36	ISIN Code:	XS0190558766

37	Common Code:	019055876
38	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
39	Delivery:	Delivery against payment
40	The Agents appointed in respect of the Notes are:	FISCAL AGENT, PRINCIPAL PAYING AGENT AND CALCULATION AGENT Crédit Agricole Investor Services Corporate Trust SNC 128-130 Boulevard Raspail 75006 Paris France ISSUING AGENT Citibank, N.A. 5 Carmelite Street London EC4Y 0PA, United Kingdom LUXEMBOURG LISTING AGENT AND PAYING AGENT Crédit Agricole Investor Services Bank Luxembourg S.A. 39, Allée Scheffer P.O. Box 1104 Luxembourg

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11 (a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of € 0.8346 equal to U.S. $ 1, producing a sum of (for Notes not denominated in U.S. dollars):	U.S. 898,775,000

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme.

STABILISING

In connection with this issue, Morgan Stanley & Co. International Limited or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date of the Notes. However, there may be no obligation on the Stabilising Manager or any agent of his to this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

Jean BOUYSSET

RECENT DEVELOPMENTS

Since 30 June 2003, there has been no change in the share capital shown in the 30 June 2003 unaudited non-consolidated interim balance sheet as at 30 June 2003, except for the 76 Million Euro share capital increase (not including the issuing premium) on 10 October 2003 and the 368 Million Euro share capital increase (not including the issuing premium) on 19 December 2003.

Since 30 June 2003, there has been no decrease in non-consolidated shareholders equity as compared with non-consolidated shareholders equity shown in the 30 June 2003 unaudited non-consolidated interim balance sheet as of 30 June 2003.

Since 30 June 2003, the Company Issuer issued the following long- and medium-term debt notes:

- €100 million medium-term notes issued on 7 July 2003;
- €400 million subordinated medium-term notes issued on 18 July 2003;
- €100 million medium-term notes issued on 25 July 2003;
- $586.12 million subordinated notes paid on 8 August 2003;
- £300 million perpetual subordinated notes issued on 5 September 2003;
- €100 million medium-term notes issued on 5 September 2003;
- €220 million medium-term notes issued on 12 September 2003;
- €100 million medium-term notes issued on 17 September 2003;
- €50 million medium-term notes issued on 18 September 2003;
- €505 million perpetual subordinated notes issued on 24 December 2003;
- €594.74 million subordinated notes issued on 19 December 2003;
- $10 million medium-term notes issued on 21 January 2004;
- $10 million medium-term notes issued on 21 January 2004;
- $10 million medium-term notes issued on 22 January 2004;
- €15 million medium-term notes issued on 27 January 2004;
- €15 million medium-term notes issued on 2 February 2004;
- €500 million medium-term notes issued on 6 February 2004;
- $10 million medium-term notes issued on 9 February 2004;
- $10 million medium-term notes issued on 10 February 2004;
- $10 million medium-term notes issued on 13 February 2004;
- €571 million senior notes issued on 16 February 2004;
- $10 million medium-term notes issued on 23 February 2004;
- $15 million medium-term notes issued on 23 February 2004;
- $10 million medium-term notes issued on 24 February 2004;
- $20 million medium-term notes issued on 24 February 2004;
- $30 million medium-term notes issued on 25 February 2004;
- $10 million medium-term notes issued on 2 March 2004;
- $20 million medium-term notes issued on 2 March 2004;
- $10 million medium-term notes issued on 12 March 2004;
- $15 million medium-term notes issued on 17 March 2004;
- $20 million medium-term notes issued on 18 March 2004;
- $10 million medium-term notes issued on 24 March 2004;
- £150 million medium-term notes issued on 25 March 2004;
- £20 million medium-term notes issued on 26 March 2004;
- $10 million medium-term notes issued on 29 March 2004;
- $10 million medium-term notes issued on 29 March 2004;
- $10 million medium-term notes issued on 5 April 2004;
- $20 million medium-term notes issued on 5 April 2004;
- $10 million medium-term notes issued on 15 April 2004;
- $10 million medium-term notes issued on 15 April 2004;

Acquisition of a third tranche in Finaref *(extract from press release dated March 29, 2004)*

Crédit Agricole S.A. and Pinault-Printemps-Redoute announced the purchase by Crédit Agricole of 14.5% of the capital of Finaref SA and Finaref Group AB (Credit and Financial Services, Scandinavia), raising Crédit Agricole's overall stake in the consumer credit companies to 90%. The total amount paid for the final 14.5% stake was EUR 371.6 million.

2003 Year-End Results *(press release dated March 10, 2004)*

2003 pro forma(*) results

Very strong operating performance

- Gross operating income: €3.832 billion (+29.5%)
- Pre-tax income: €3.518 billion (+38.6%)

Robust earnings growth

- Net income group share before goodwill amortisation and integration-related costs: €2.401 billion (+28.5%)
- after goodwill amortisation and integration-related costs: €1.140 billion (-8.5%)

ROE: 10.6%(**)

Q4-2003 Pro forma consolidated results

- Gross operating income: €1.135 million (+ 49.0%)
- Pre-tax income: €1.080 million (+ 45.7%)
- Net income group share:
  - before goodwill and integration-related costs €757 million (+ 33.0%)
  - after goodwill and integration-related costs: €24 million (nm)

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 9 March 2004 to approve the results for the 2003 financial year.

These full-year results reflect the group's major transformation in 2003, notably with the integration of Crédit Lyonnais and Finaref.

They highlight the group's very strong operating performance:

- gross operating income was up 29.5% to €3.832 billion, driven by a 9.1 % increase in net banking income, while operating expenses remained under control (up 2.2%)
- pre-tax income rose by 38.6% to €3.518 billion.

All the group's business lines contributed to these highly positive trends:

- both retail networks demonstrated a strong commercial impetus
- the consumer credit business continued to grow rapidly
- net new inflows grew firmly in asset management
- the corporate and investment banking business saw a strong rise in operating income

* Crédit Lyonnais consolidated at 92.55% in the first half of 2003 and in 2002 and at 94.82% as at 1 July 2003. Proforma figures are used throughout this press release. Consolidated net income group share came to €1.026 billion (down 3.6% compared to 2002), with Crédit Lyonnais accounted for by the equity method during the first half of 2003 at 24.96% (weighted average ownership interest during the period) and consolidated at 94,82% as of 1 July 2003.

** Based on net income group share, before goodwill and integration-related costs.

- the contribution from international retail banking recovered sharply.

This operating performance was driven by the outstanding results achieved in the fourth quarter of 2003, when net banking income rose by 14.1% year-on-year to €3.431 billion, gross operating income by 49.0% to €1.135 billion, and ordinary income by 45.7% to €1.080 billion.

2003 results also reflect the impact of €513 million in pre-tax expenses for the Crédit Agricole-Crédit Lyonnais integration process, recorded in the income statement, together with a pre-tax €203 million extraordinary goodwill amortisation charge for Rue Impériale. All these charges were booked in full during the fourth quarter of 2003.

A dividend of €0.55 per share (or €0.825 including tax credit) will be proposed at the General Meeting of Shareholders.

* * *

While maintaining a strong pace of growth, the Crédit Agricole group managed to integrate Crédit Lyonnais more than originally anticipated during the offer phase.

As well as establishing group-wide business lines for central support functions (finance, risk management, human resources, etc.), Crédit Agricole decided to merge subsidiaries with identical activities in consumer credit (Sofinco/Finalion), leasing (Ucabail/Lixxbail), asset management (CAAM/CLAM) and life insurance (Predica/UAF). In addition, the group announced plans to merge Crédit Agricole Indosuez with Crédit Lyonnais' corporate and investment banking arm to create Calyon, the new subsidiary dedicated to financing for large corporates, capital markets activities and advisory services.

The group's reorganisation - from defining target structures to planning these mergers (most of them due for completion by June 2004) - has involved some 2,000 staff, divided into 250 working groups and sub-groups. All major decisions regarding information systems have been made; each business segment has chosen the systems it requires, while 20 projects have already been launched and will impact various business lines. Lastly, Credit Agricole has adopted a relocation policy that aims to group employees together by business line. 8,000 staff are due to relocate to the Paris region over the next few months (staff relocations began in February 2004). 40 companies in France are impacted by the integration process, which involves some 16,000 employees in France and around 25,000 worldwide.

When the Crédit Lyonnais offer was launched in December 2002, total full-year synergies of €760 million were identified for 2006. This target has since been confirmed for that year. However, synergies will filter through more slowly in 2004-05, due to the delay in closing the offer compared with the initial timetable.

Integration-related costs incurred in 2003 totalled €1.045 billion, including €906 million of costs involved in implementing synergies. Out of this total, €513 million was charged against income, while €532 million (synergy related costs borne by the acquired companies) was charged to Crédit Lyonnais' shareholders' equity and added to goodwill.

CRÉDIT AGRICOLE S.A. : CONSOLIDATED RESULTS

PRO FORMA RESULTS (all following figures are pro forma)

In 2003, all the group's business lines achieved very good results.

Gross operating income totalled €3.832 billion, up 29.5% compared to 2002. This growth was driven by:

- a 9.1% rise in **net banking income** to €12.721 billion (or 4,1% increase on a comparable consolidation basis), mainly due to the €586 million impact of Finaref. 2003 benefited in particular from: (i) the strong commercial performance by the

Crédit Lyonnais retail banking network during the second half; (ii) the sharp growth recorded by the consumer credit business; (iii) the robust performances by the insurance and asset management businesses; and (iv) a significant increase in revenues from the Corporate & Investment Banking business line. Conversely, net banking income in the Proprietary Asset Management and Other Activities business line suffered from the impact of the stock market slump on equity portfolios, together with financing costs for the acquisitions made by Crédit Agricole S.A

- a moderate 2,2% increase in **operating expenses**, which would have fallen by 1.3% without the impact of Finaref's integration. The main factors behind this improvement include the impact of currencies (€126 million) and lower personnel expenses due to the halt on recruitment in 2003. These expenses also reflect initial synergy benefits from the integration of Crédit Agricole S.A. and Crédit Lyonnais (around €40 million). As a result, the **cost income ratio** improved substantially by 4.7 percentage points to 69.9% in 2003.

Risk-related costs amounted to €1.121 billion, up 45.6% versus 2002, which had seen large-scale writebacks of provisions (almost €100 million relating to Brazil). This rise in risk-related costs reflects the integration of Finaref, together with higher provisions for risk exposure in the Crédit Lyonnais network, particularly in the SME segment.

The **contribution from equity affiliates** was up 80.6% year-on-year to €856 million. This very strong growth was due to a 35.8% increase in the contribution from the Regional Banks (€630 million versus €464 million) and a sharply improved contribution from Banca Intesa (up €170 million).

Pre-tax income came to €3.518 billion, up 38.6% year-on-year.

Consolidated net income group share, before goodwill amortisation and integration-related costs, amounted to €2.401 billion, a rise of 28.5%, giving an annualised ROE of 10.6%.

In 2003, the Crédit Agricole-Crédit Lyonnais integration process generated €513 million in gross expenses (€361 million after tax), which were charged against 2003 income. In addition, €532 million in expenses were borne by the acquired company and added to goodwill. These combined expenses cover: (i) the costs involved in implementing synergies (€906 million), *i.e.* support for external mobility, streamlining of premises, information systems costs, etc.; and (ii) other integration-related expenses (advisory bank fees, etc).

Consolidated net income group share came to €1.140 billion in 2003, down 8.5% from 2002.

Results for the **fourth quarter of 2003** reflected an excellent operating performance:

- **gross operating income** (€1.135 billion) rose by 49.0% compared to the fourth quarter of 2002, with revenues up 14.1% and operating expenses rising by just 2.3%
- **risk-related costs** totalled €316 million versus €236 million in the fourth quarter of 2002
- **the contribution from equity affiliates** increased by 33.5% to €239 million.

As a result, **ordinary income** rose by 45.7% to €1.080 billion. After booking €513 million in integration-related provisions in the fourth quarter of 2003, net income came in at €107 million, down 77.5% compared to the fourth quarter of 2002. Net income group share, before goodwill amortisation and integration-related costs, was €757 million, showing a 33% increase on the same quarter of 2002.

In millions of euros	2003	% change	Q4-03	% change

		2003/2002		Q4-03/Q4-02
Net banking income	**12,721**	**+9.1%**	**3,431**	**+14.1%**
Operating expenses	(8,889)	+2.2%	(2,296)	+2.3%
Gross operating income	**3,832**	**+29.5%**	**1,135**	**+49.0%**
Risk-related costs	(1,121)	+45.6%	(316)	+33.9%
Income from equity affiliates	856	+80.6%	239	+33.5%
Net income on fixed assets	(49)	(60.5%)	22	(38.9%)
Pre-tax income	**3,518**	**+38.6%**	**1,080**	**+45.7%**
Integration-related costs	**(513)**	**nm**	(513)	**nm**
Net income	**1,493**	**+5.1%**	**107**	**(77.5%)**
Net income group share	**1,140**	**(8.5%)**	**24**	**(94.3%)**
Net income group share before goodwill amortisation and integration-related costs	**2,401**	**+28.5%**	757	**+33.0%**

FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity group share totalled €23.6 billion at end-2003 compared to €20.7 billion at end June 2003.

Risk-weighted assets totalled €212.5 billion at end-2003, down 3% versus end June 2003.

The overall solvency ratio was 8.9% (Tier 1 ratio: 7.9%) compared to respectively 8.2% and 7.5% at end June 2003.

PRO FORMA RESULTS BY BUSINESS LINE

Crédit Agricole S.A.'s six business lines performed excellently in 2003, generating **ROE of 14.8%** over the full year, up from 13.8% in the first half of 2003

1.FRENCH RETAIL BANKING - CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks delivered a strong commercial performance in all business areas.

On- and off-balance sheet customer deposits outstanding (excluding securities and bonds) rose by €23 billion (+7%) between end-December 2002 and end-December 2003, reaching €350.2 billion. Bank deposits were driven by the sharp rise in precautionary and semi-liquid savings: with passbook deposits rising by 13.8% (or by €6 billion) and home-finance savings by 5.8%. Sight deposits continued to increase to €60.7 billion (up 5.3% year-on-year).

Amounts outstanding in life insurance policies distributed by the Regional Banks continued to grow sharply, rising by 10.4% to €89.1 billion. Amounts outstanding in mutual funds were up significantly by 12.7% year-on-year.

Lending remained firm, with particularly strong growth in the second half. New medium- and long-term lending totalled €42.1 billion (up 17.2% year-on-year), including €23.8 billion in the second half. The Regional Banks had €223.3 billion of loans outstanding at end-2003, a year-on-year increase of 7.1%. This increase in lending stems from very strong performances in local authority finance (up 13.4%) and in home loans (up 10.1% year-on-year).

In millions of euros	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Income from equity affiliates	630	+35.8%	174	+10.8%
Pre-tax income	**630**	**+35.8%**	**174**	**+10.8%**
Tax	(41)*	nm	-	-
Net income before goodwill amortisation	**589**	**+26.9%**	**174**	**+10.8%**
Allocated capital (€ bn)	**3.0**			
ROE	**17.9%**			

Gross operating income for the Regional Banks (accounted for under the equity method) grew sharply by 15% compared to 2002, owing to a combination of two positive factors:

- **net banking income** rose to €11 billion, up 7% year-on-year (or 3.3% excluding investment of excess equity). This growth is partly due to the substantial increase in fee income (up 7.4%), which was mainly fuelled by fees for services and other banking transactions (up 9.0%) and insurance fees (up 9.8%)

- the increase in operating expenses remained under control (+1.8%).

Overall, the **cost/income ratio** (excluding dividends received from Crédit Agricole S.A.) improved by three percentage points to 59.7% versus 62.7% at year-end 2002.

Despite the difficult economic background, **the cost of credit risk** remained well under control, amounting to 31 basis points over the full year. Doubtful loans as a percentage of total loans outstanding continued to decline, reaching 3.9% at end-2003 compared to 4.1% a year earlier.

As a result, the **aggregate net income** of the 43 Regional Banks, equity-accounted at 25%, showed a very sharp year-on-year increase of 14.6% to €2.5 billion. The Regional Banks' overall contribution to Crédit Agricole S.A.'s consolidated net income rose by 26.9% to €589 million, after the accretive impact of dividends paid, and after deducting the tax paid by Crédit Agricole S.A. on these dividends.

Annualised ROE in this business line was 17.9%, up from 16.4% in the first half of 2003.

* Tax impact of dividends received from Regional Banks

The **fourth quarter** benefited from a strong commercial performance and a 3.4% increase in gross operating income compared to the fourth quarter of 2002. Net income from equity affiliates, before goodwill amortisation, amounted to €174 million, up 10.8% relative to the fourth quarter of 2002.

2. FRENCH RETAIL BANKING - CRÉDIT LYONNAIS

In millions of euros	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	3,312	+3.6%	893	+8.0%
Operating expenses	(2,409)	+2.3%	(620)	+3.0%
Gross operating income	903	+7.0%	273	+21.3%
Risk-related costs	(157)	x2.2	(27)	+22.7%
Pre-tax income	746	(3.5%)	246	+21.2%
Exceptional items + Tax + FGBR	(245)		(88)	+44.3%
Net income before goodwill amortisation	501	(5.1%)	158	+11.3%
Cost/income ratio	72.7%		69.4%	
Allocated capital (€ bn)	2.1			
ROE	23.5%			

The **Crédit Lyonnais** network also enjoyed robust growth in the individual and professional segments in 2003. This was fuelled by a sharp rebound in business levels in the second half.

Net banking income from the Crédit Lyonnais network totalled €3.312 billion in 2003, up 3.6% year-on-year. In the **individual and professional** segments, net banking income increased by 4.5%, driven by an increase in net interest income (+3.5%) and fee income (+4.6%).

The overall improvement in net interest income (+3.3%) reflects the strong growth in deposit and lending volumes:

- **funds taken:** on- and off-balance sheet customer funds outstanding were up 4.8% year-on-year to €108.1 billion. Savings deposits and sight deposits grew by 3.6% over the full year, based on an increase of 19% in passbook savings, 4% in home finance savings and 4% in sight deposits. In life insurance, new inflows remained very strong, surging by 9.6% year-on-year, with outstanding amounts rising to €27.3 billion at end-2003. Securities and mutual fund investments totalled €31.9 billion, up 2.7% compared to 2002 (after a 15% decline the previous year).

- **lending:** loans outstanding totalled €44.8 billion at end-2003, rising by 8.6% year-on-year and by 12% in the individual and professional segments alone. This growth was mainly driven by the increase in outstanding mortgage loans, which remained very strong (+14.6%), and in consumer credit (+9.4%). Meanwhile, the group pursued its policy of reducing loan exposure to the SME sector (down 5.3% year-on year), with a halt in the last quarter.

In the SME segment, net banking income was down 4.3% following the decision to reduce exposure in this market.

The 3.9% growth in fee income stems from a 9.6% increase in loan set-up fees (or +12.8% in the individual and professional segments alone) and a sharp pick-up in brokerage fees following the stock market rebound in 2003.

Operating expenses remained well under control during the year, rising by 2.3% year-on-year to €2.409 billion. Excluding provisions for employee incentives and profit sharing, this increase amounted to just 1.4%.

As a result, **gross operating income** improved by 7% to €903 million in 2003. The **cost income ratio** fell by almost one percentage point (0.9%) to 72.7% in 2003.

Risk-related costs totalled €157 million in 2003 (versus €71 million in 2002), impacted by increased provisions against a small number of specific SME exposures in the first half of 2003, and returning to more normal levels in the second half. Risk-related costs amounted to 45 basis

points over the full-year compared to an all-time low of 21 basis points in 2002.

Overall, **net income before goodwill amortisation** came to €501 million in 2003, compared to €528 million in 2002.

ROE stood at 23.5% in 2003, rising by over four percentage points from the first half.

Net banking income grew faster in the **fourth quarter of 2003** (up 8% compared to the fourth quarter of 2002), due to a strong rise in net interest income (+6.1%) and sharp increase in fee income (+10.1 %). **Gross operating income** stood at €273 million, up 21.3% compared to the fourth quarter of 2002.

With risk-related costs (€27 million) returning to more normal levels, **net income before goodwill amortisation** amounted to €158 million, rising by 11.3% compared to the fourth quarter of 2002.

3. SPECIALISED FINANCIAL SERVICES

The **Specialised Financial Services** business continues to grow sharply, driven by consumer lending in both France and abroad. This growth was boosted by the integration of Finaref in the first quarter of 2003.

Consumer credit outstandings - mainly handled by Sofinco, Finaref, Finalion and Lukas - rose rapidly to reach €28.1 billion at end-2003. This represents a year-on-year increase of €8.6 billion or 44%, resulting from strong demand for credit (up €2 billion or 10.5%), the build-up in the Sofinco/Crédit Lyonnais partnership (up €1.9 billion) and the integration of Finaref (€4.7 billion at end-2003).

Foreign subsidiaries continued to generate rapid growth, with outstandings of €6.7 billion, up 23% year-on-year excluding Finaref. Sofinco stepped up its foreign presence by increasing its stake in Portugal's Credibom from 40% to 85% during the third quarter of 2003. The expansion of the Agos Itafinco Subsidiary in Italy accounts for three-quarters of overall international growth. The foreign subsidiaries now generate 41% of income in the consumer credit business, excluding Finaref (compared to under 30% a year earlier).

Net banking income from the consumer credit business rose by 70% over the full year and by 12.7% on a comparable consolidation basis. Its contribution to this business line's income continues to increase, reaching 85% over the year compared to 80% in 2002.

The rise in risk-related costs remained under control (+€27 million on a comparable consolidation basis) relative to the increase in business volumes.

Lease finance outstandings totalled €12.5 billion, rising by 0.3% year-on-year. Despite an adverse economic background in 2003, new lending increased by €3.8 billion or by 4.9% year-on-year.

In equipment leasing for professionals and businesses, Lixxbail achieved €1.558 billion of new business in 2003, up 9.2% year-on-year. Ucabail generated €1.769 billion of new business, a year-on-year increase of 9.3%, mainly due to the arrangement of major financing deals for public infrastructures.

Overall, net banking income from the leasing business was up 6.4% compared to 2002.

The **factoring business** posted revenues (factored receivables) of €25.7 billion, showing a slight decline from 2002 (down 0.9%) in a persistently tough environment. Overall factoring outstandings fell by 7.5% to €4.8 billion, masking an increase of over 3% in international outstandings.

In millions of euros	2003	% change 2003/2002	% change 2003/2002 Excl. Finaref	Q4-03	% change Q4-03/Q4-02	% change Q4-03/Q4-02 Excl. Finaref *
Net banking income	**2,208**	**+52.6%**	**+10.6%**	**606**	**+62.0%**	**+17.6%**
Operating expenses	(1,264)	+37.5%	+7.4%	(345)	+42.6%	+7.4%
Gross operating income.........	**944**	**+78.8%**	**+16.3%**	**261**	**+97.7%**	**+36.4%**
Risk-related costs......................	(356)	+66.4%	+7.5%	(109)	+84.7%	+23.7%
Income from equity affiliates......	4				-	
Pre-tax income	**592**	**+86.2%**	**+21.4%**	**152**	**x 2.1**	**+46.6%**
Exceptional items (excluding integration-related costs) + Tax + FGBR	(221)	+75,4%	+14.3%	(65)	x 2.3	+57.1%
Net income before goodwill-amortisation	**371**	**+93.2%**	**+26.0%**	**87**	**+93.3%**	**+40.0%**
Cost/income ratio	**57.2%**			**56.9%**		
Allocated capital (€ bn)	**1.7**					
ROE..	**21.1**					

* The Specialised Financial Services business line was expanded in 2003 with the addition of Finaref fully consolidated since 1 January 2003 Furthermore, Credibom, which was previously accounted for by the equity method (at 40%), has been fully consolidated since the third quarter of 2003. As a result, changes in the income statement are recalculated on a comparable consolidation basis, i.e. excluding the impact of these two companies.

Overall net banking income in the Specialised Financial Services division totalled €2.208 billion in 2003, a rise of 52.6% on 2002, or 10.6% on a comparable consolidation basis (i.e. excluding Finaref and Crédibom). Owing to a slower rise in **operating expenses** (up 37.5%, or 7.4% on a comparable consolidation basis), **gross operating income** increased by 78.8% (or 16.3% on a comparable basis) to €944 million. The **cost/income ratio** improved by over six percentage points to 57.2%.

Risk-related costs for this business line as a whole totalled €356 million, including €126 million resulting from its expansion. On a comparable consolidation basis, risk-related costs increased by 7.5%, i.e. slightly slower than business volumes.

Net income before goodwill amortisation amounted to €371 million, up 93.2% compared to 2002, or 26% on a comparable consolidation basis.

ROE was 21.1% in 2003 versus 20.5% in the first half of 2003.

The positive trends observed in 2003 gathered pace in the fourth quarter. On a comparable consolidation basis, **gross operating income** increased by 36.4%, fuelled by sharp growth in net banking income (+17.6%). Net **income** before goodwill amortisation came in at €87 million, tap 40% on the fourth quarter of 2002.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The Asset Management, Insurance and Private Banking business line recorded robust growth, which was boosted by the integration of Finaref's insurance business and the Intesa Bci Suisse private banking business in 2003. Overall, assets under management rose by €36.4 billion year-on-year (or 10.6%) to €380 billion, excluding double counting.

Growth was particularly strong in asset management, with Crédit Agricole S.A.'s total assets under management rising by €32 billion to €285.8 billion (assets principally managed by Crédit Agricole AM, Crédit Lyonnais AM, CPR AM and BFT).

This growth stemmed from two factors. (i) brisk new business, with new inflows totalling €18 billion, driven principally by bonds and structured products; and (ii) the equity market rally since March 2003. The market effect was positive in 2003 (+€15 billion), compared to a negative impact of €18.3 billion in 2002. As a result of efforts to bolster foreign operations during the previous year, assets under management outside France rose by 30.5% on a comparable consolidation basis.

The private banking business increased assets under management by €4.7 billion to €87.7 billion over the year. This rise was due to €1.4 billion of net new inflows and the integration of BCI Suisse business (€2.2 billion), which was merged with CAI Suisse in September 2003. Adverse exchange rates were more than offset by the stock market recovery (€1.4 billion).

The life insurance subsidiaries performed excellently in 2003. Premium income at Predica and Union des Assurances Fédérales totalled over €15 billion at end-2003, up 10.6% year-on-year and outperforming the market (9% growth according to FFSA). Assets under management were €123.5 billion at end-2003, up 9.1% year-on-year. This growth was driven by strong demand for traditional (non-unit-linked) policies, which saw a 9.8% year-on-year rise, and by a recent rebound in unit-linked policies (up 4.4% year-on-year, after a 0.5% decline in 2002).

The **property & casualty insurance business** continued to enjoy rapid growth. The integration of Finaref boosted premium income by €100 million in 2003. For **Pacifica**, 2003 was an outstanding year, with premium income reaching €676 million, up 14.9% year-on-year in a market that expanded by 7.5% (source: FFSA). 'Life's Accidents', health and legal protection insurance recorded sharp growth, with premium income up 18.4% over the year. Other products posted steady growth in new business. The overall claims ratio remained satisfactory, despite the floods that occurred in the south of France towards the year-end. The combined ratio was 96.7%.

In millions of euros	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**2,635**	**+10.9%**	**728**	**+17.6%**
Operating expenses	(1,343)	(3.1%)	(319)	(11.6%)
Gross operating income	**1,292**	**+30.4%**	**409**	**+58.5%**
Risk-related costs	1	nm	7	+16.7%
Income from equity affiliates	7	+75.0%	3	x 3
Net income on fixed assets	-	nm	-	nm
Pre-tax income	**1,300**	**+30.5%**	**419**	**+58.1%**
Exceptional items (excluding integration-related costs + Tax + FGBR	(430)	+39.6%	(125)	+54.3%
Net income before goodwill amortisation	**870**	**+26.5%**	**294**	**+59.8%**
Cost/income ratio	**51.0%**		**43.8%**	
Allocated capital (€ bn)	**5.1**			
ROE	**17.0%**			

Gross operating income in this business line rose very sharply by 30.4% in 2003 to €1.292 billion. This was due to a strong increase in net banking income (+10.9%), together with a 3.1% reduction in operating expenses during the year. This trend accelerated in the fourth quarter, when gross operating income posted an excellent rise of 58.5%. The cost/income ratio fell by more than 7 percentage points over the year to 51.0%, and 43.8% in the fourth quarter alone.

Net income before goodwill amortisation came in at €870 million, up 26.5% compared to 2002. **ROE** was 17.1% in 2003 versus 14.6% in the first half of 2003.

In the **fourth quarter of 2003,** operating income posted a very substantial increase, driven by two positive factors: a very steep rise in net banking income (up 17.6% compared to Q4-2002) and a significant reduction in operating expenses (down 11.6%). The cost/income ratio fell to 43.8%. Overall, **net income** before goodwill amortisation reached €294 million, up 59.8% during the fourth quarter of 2002.

5. CORPORATE AND INVESTMENT BANKING

The Corporate and Investment Banking business line (Crédit Agricole Indosuez and Crédit Lyonnais' corporate and investment banking unit) delivered a sharply improved performance, due in particular to strong business levels in fixed-income and asset financing activities.

In millions of euros	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**4,763**	**+4.8%**	**1,181**	**(2.0%)**
Operating expenses	(3,117)	(5.2%)	(778)	(8.1%)
Gross operating income	**1,646**	**+30.7%**	**403**	**+12.6%**
Risk-related costs	561	+3.1%	(156)	+3.3%
Income from equity affiliates	-		-	
Net income on fixed assets	25	+56.3%	27	nm
Pre-tax income	**1,110**	**+51.8%**	**274**	**+32.4%**
Exceptional items (excluding integration-related costs)+ Tax + FGBR	(328)	+43.9%	(74)	+19.3%
Net income before goodwill amortisation and integration-related costs	**782**	**+55.5%**	**200**	**+37.9%**
Cost/income ratio	**65.4%**		**65.9%**	
Allocated capital (€ bn)	**8.0**			
ROE	10.5%			

Gross operating income in the Corporate and Investment Banking business line rose to €1.646 billion, up 30.7% in 2003 (or 43.0% excluding currency effects). This growth resulted from a 4.8% rise in **net banking income** to €4.763 billion (or 12.4% increase excluding currency effects), partly due to an excellent second quarter performance in the investment banking business. In addition, **operating expenses** were down sharply by 5.2% to €3.117 billion (or virtually flat at constant exchange rates: +0.7%), reflecting the impact of measures introduced over the past few years.

The **cost/income ratio** improved by around 7 percentage points to 65.4%.

Risk-related costs showed little change at €561 million, up 3.1% compared to 2002. They reflect the prudent provisioning policy adopted by the group for its risks.

Net income before goodwill amortisation totalled €782 million, up 55.5% year-on-year, and giving an **ROE** of 10.5%.

In the **fourth quarter,** gross operating income rose by 12.6%, owing to a substantial reduction in operating expenses (down 8.1% versus Q4-2002). Based on steady risk-related costs (up 3.3%), and after a €313 million provision for integration-related costs, net **income** before goodwill amortisation came to €200 million, increasing by 37.9% compared to Q4-2002.

These results reflect different performances in each business area.

Financing activities

In millions of euros	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**2,075**	**(1.5%)**	**513**	**(12.9%)**
Operating expenses	(1,171)	(9.0%)	(295)	(10.6%)
Gross operating income	**904**	**+10.4%**	**218**	**(15.8%)**
Risk-related costs	(578)	+3.2%	(158)	+8.2%
Net income on fixed assets	17	nm	19	nm
Pre-tax income	**343**	**+32.4%**	**79**	**(30.1%)**
Exceptional items (excluding integration-related costs) + Tax + FGBR	(107)	+11.5%	(25)	nm
Net income before goodwill amortisation and integration-related costs	**236**	**+44.8%**	**54**	**(28.0%)**
ROE	**5.4%**			

Financing activities recorded a 10.4% rise in gross operating income, which reached €904 million, driven by two contrasting factors:

- A 1.5% decline in **net banking income** as a result of a reduction by 20% of weighted assets in commercial banking, combined with the impact of a weaker dollar.
- A persistently sharp drop in **operating expenses**, which were down 9.0% year-on-year, with an accelerated decline in the last quarter of 2003 (down 10.6% versus Q4-2002), due to ongoing streamlining efforts.

Risk-related costs remained steady compared with 2002 at €578 million, despite an increase in general provisions as part of a prudent provisioning policy.

Net income before goodwill amortisation and integration-related costs was €236 million, rising by 44.8% year-on-year.

The activities of CALFP were stopped in 2003; its contribution was again slightly positive.

In the **fourth quarter**, financing activities recorded a 15.8% decline in gross operating income due to a 12.9% drop in NBI, which was partly offset by a 10.6% reduction in operating expenses. Pre-tax income came to €79 million, while net income before goodwill amortisation and integration-related costs was €54 million.

Capital markets and investment banking

In millions of euros	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	2,688	+10.2%	668	+8.4%
Operating expenses	(1,946)	(2.7%)	(483)	(6.6%)
Gross operating income	742	+68.6%	185	+86.9%
Risk-related costs	17	+6.3%	2	nm
Net income on fixed assets	8	(50.0%)	8	nm
Pre-tax income	767	+62.5%	195	X 2.1
Exceptional items (excluding integration-related costs) + Tax + FGBR	(221)	+67,4%	(49)	nm
Net income before goodwill amortisation and integration-related costs	546	+60.6%	146	X 2.1
ROE	19,4%			

Capital markets and investment banking saw a very sharp rise in business levels in 2003. **Gross operating income came in at €742 million, up 68.6% year-on-year.** This strong performance stems from a combination of two factors.

- A 10.2% year-on-year rise in net **banking income**, mainly driven by a buoyant fixed income and forex business (12.9% increase in fixed income revenues), but also by higher revenues from complex products and credit derivatives. Equity and advisory business was tip 15.2% versus 2002, despite a weak first half.
- A 2.7% drop in **operating expenses.**

Net income before goodwill amortisation and integration-related costs was €546 million, up 60.6% year-on-year.

ROE was 19.4%.

In equity capital activities, **UI** (Union d'Etudes et d'Investissements) group, Crédit Agricole S.A.'s investment arm, invested €136 million in 2003 (versus €162 million in 2002). It also sold €254 million of assets (versus €222 million in 2002). Most of the income contribution from these activities (€69 million) was concentrated in the fourth quarter.

In the **fourth quarter,** capital markets and investment banking posted a gross operating income of €18.5 million, up 86.9% over the fourth quarter of 2002. Pre-tax income stood at €195 million, while net income before goodwill amortisation and integration-related costs amounted to €146 million.

6. INTERNATIONAL RETAIL BANKING

In millions of euros	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	359	(12.7%)	83	(14.4%)
Operating expenses	(279)	(9.4%)	(62)	(7.5%)
Gross operating income	80	(22.3%)	21	(30.0%)
Risk-related costs	(52)	(58.7%)	(14)	(51.7%)
Income from equity affiliates	209	x 5.1	57	x 19
Net income on fixed assets	-	nm	-	nm
Pre-tax income	237	nm	64	x 16
Exceptional items + Tax + FGBR	(14)	nm	(2)	nm
Net income before goodwill amortisation	223	nm	62	nm
Cost/income ratio	77.7%		74.7%	
Allocated capital (€ bn)	2.6			
ROE	9.3%			

The income contribution from the International Retail Banking business line improved sharply in 2003, mainly as a result of two factors: (i) a strong recovery in the contribution from **Banca Intesa,** which came to €115 million, compared to a loss of €55 million in 2002; and (ii) the non-recurrence of losses arising from the withdrawal from **Argentina,** which dragged 2002 income down by €106 million.

Net income from this business line continued to recover. Before goodwill amortisation, net income totalled €223 million in 2003, as opposed to a €57 million loss in 2002.

In the fourth quarter, net income before goodwill amortisation was €62 million, versus a €7 million loss in 2002.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

In millions of euros	2003	% change 2003/2002	Q4-03	% change 2003/2002
Net banking income	**(556)**	**+73.8%**	**(60)**	**(48.3%)**
Operating expenses	(477)	+7.0%	(172)	+37.6%
Gross operating income	(1,033)	+34.9%	(232)	(3.7%)
Risk-related costs	4	nm	(17)	nm
Income from equity affiliates	6	nm	5	nm
Net income on fixed assets	(74)	nm	(5)	nm
Pre-tax income	**(1,097)**	**+50.7%**	**(249)**	**+48.2%**
Exceptional items + Tax + FGBR _Exceptional	515	+13.7%	114	(9.5%)
Net income before goodwill amortisation	(582)	**x 2.1**	**(135)**	**x 3.2**

Net banking income dropped by €236 million compared to 2002, due to the combined impact of:

- the equity slump, which led to a €187 million mark-down of the proprietary equity book (compared to €103 million in 2002)
- a reduced contribution from the fixed-income portfolio

Furthermore net banking income bears the financing costs for acquisitions made by Crédit Agricole S.A. (around €1 billion in 2003)

- Crédit Lyonnais : €440 million
- Finaref : €100 million
- Regional Banks' CCI & CCA equity securities : €360 million
- Other : €100 million.

The fair value of Crédit Agricole S.A.'s holding in Rue Impériale was adjusted through an **extraordinary goodwill write-down** of €154 million after tax.

€151 million charge was booked against the **cost** of the Crédit Agricole-Crédit Lyonnais **integration** process.

The net loss before goodwill amortisation and integration-related costs was €582 million in 2003.

CREDIT AGRICOLE GROUP: CONSOLIDATED RESULTS

The below data relate to the Crédit Agricole group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A and subsidiaries.

The Crédit Agricole group generated net income group share of €2.757 billion in 2003, up 10.1% compared to 2002.

This increase was due to the combination of strong organic growth, the inclusion of Crédit Lyonnais and the improved results at Banca Intesa.

Total shareholders' equity (group share plus the Fund for General Banking Risks) was €43.3 billion at year-end 2003, an increase of 27.0% compared to year-end 2002.

Group pro forma financial data

In millions of euros	**2003**	**% change 2003/2002**
Net banking income	**23,886**	**+8.3%**
Operating expenses	(15,592)	+2.1
Gross operating income	8,294	+22.3%
Risk-related costs	(2,007)	+47.7%
Income from equity affiliates	219	nm
Net income on fixed assets	(101)	(29.9%)
Pre-tax income	**6,405**	**+21.2%**
Integration-related costs	(513)	nm
Exceptional items	(151)	(47.2%)
Tax	(1,963)	+27.5%
Goodwill amortisation	(926)	+41.6%
FGBR	207	nm
Net income	**3,059**	**+16.1%**
Net income group share	**2,757**	**+10.1%**
Net income group share before goodwill amortisation and integration-related costs	**4,044**	**+28.0%**

* * *

Resignation of Mr Dominique Ferrero *(press release dated 15 December, 2003)*

René Carron, Chairman of the Board of Crédit Agricole S.A., informed the Board of Directors on 15 December, 2003 that Dominique Ferrero wished to resign his mandates within the Crédit Agricole S.A. group.

The Board of Directors has taken note of and has accepted his resignation. The Board expressed its gratitude for the key role Mr. Ferrero has played in the integration between Crédit Agricole and Crédit Lyonnais as well as for his work at Crédit Lyonnais since 1999, turning the bank around and redeveloping it.

The Board of Directors of Crédit Agricole S.A. has approved the proposal by Jean Laurent that the people listed below be proposed to the relevant Boards within the Group for the following appoints (subject to approval by the *Comité des établissements de crédit et des entreprises d'investissement*):

- Georges Pauget as Chief Executive Officer of Crédit Lyonnais;
- Jacques Baudouin as Deputy Chief Executive Officer of Crédit Lyonnais;
- Edouard Esparbes as Chief Executive Officer of Crédit Agricole Indusouez. As proposed by the Chief Executive Officer of Crédit Agricole S.A., to the Board of Directors, Edouard Esparbes will become Deputy Chief Executive Officer of Crédit Agricole S.A. effective 1 January 2004.

The Board of Directors was also advised by Jean Laurent that Marc Antoine Autheman has decided to resign. The Board of Directors thanked him for the work done as head of Crédit Agricole Indosuez as well as senior manager of Crédit Agricole S.A.

Jean Laurent told the Board of Directors of the forthcoming appointment of Jean-Frédéric de Leusse, managing director of the Fédération nationale du Crédit Agricole, as head of the international retail banking division.

The Chief Executive Officer of Crédit Agricole S.A. also said that the integration process between Crédit Agricole S.A. and Crédit Lyonnais which started in June will continue as planned and that all appointments announced to date are confirmed.

Acquisition of a second tranche in Finaref *(press release dated 1 December, 2003)*

Crédit Agricole S.A. and Pinault Printemps-Redoute ("PPR") have settled on a definitive timetable for Crédit Agricole's acquisition of the second tranche in Finaref (a 29% stake).

The transactions will take place as follows:

1. On 1 December, 2003, Crédit Agricole S.A. acquired another 14.5% in Finaref S.A. and in Finaref Group AB (the group's credit and financial services in Scandinavia).

2. At the end of the first quarter of 2004, Crédit Agricole will acquire the remaining 14.5%, bringing its controlling interest to 90%.

The agreement signed in December 2002 stipulated that Crédit Agricole S.A. would purchase a 61% stake in Finaref from PPR as the first tranche of the deal – this has already gone through – and the additional 29% in the first quarter of 2004. Dividing the second tranche in two enables Crédit Agricole S.A. to speed up its expansion in consumer credit and PPR to continue focusing on its core businesses of retail and luxury goods and to strengthen its balance sheet.

The change in timetable does not affect the initial transaction price of €743 million for the remaining 29%.

As agreed at the outset, PPR is to preserve a 10% stake in Finaref as part of the long-term partnership between Finaref and PPR Group retail companies.

Success of the €1.973 billion rights issue *(press release dated 19 November, 2003)*

The €1.973 billion rights issue launched by Crédit Agricole S.A. on 17 October, 2003 was extremely successful: excluding the subscription orders of S.A.S. La Boétie, the majority shareholder, the orders amounted to 1.5 times the number of shares to be issued, of which 58,772,359 shares requested on an irreducible basis (i.e. a 98.52% subscription rate) and 29,636,102 shares subject to reduction.

This success also results from a very strong participation of the individual shareholders and show the strong involvement of the Regional Banks of Crédit Agricole and of Crédit Lyonnais' network.

880,154 shares will be subscribed by way of reduced entitlement (out of 89,288,615 requested, including the shares requested by S.A.S. La Boétie).

Following the completion of this rights issue (issue amount of 122,793,536 new shares), Crédit Agricole S.A.'s share capital shall be made up from 1,473,522,437 shares, S.A.S. La Boétie holding 51.41% of them. The new shares will be listed on the Premier Marché of Euronext Paris S.A. and their trading will begin on 24 November, 2003.

Reserved rights issue for Crédit Agricole Group's employees (extract from press release dated 10 October, 2003)

Crédit Agricole S.A.'s reserved rights issue for employees, which ran from 23 June to 2 September, 2003, was completed on 10 October, 2003. In all, 51,082 employees of the Crédit Agricole Group, both in France and abroad, subscribed to the issue, for a total of €345.4 million.

Launched just a few weeks after the success of the friendly take-over bid from Crédit Agricole for Crédit Lyonnais, this issue reflected the importance of the group's employee shareholding. It demonstrated the desire to ensure the immediate involvement of all staff in the proposed tie-up. The substantial subscriptions to the offer showed the determination of the group's staff to support the construction of the new group that was formed by the merger between Crédit Agricole and Crédit Lyonnais.

The number of new shares created in this issue (25,233,264) took to 74,370,333 the total number of shares held by employees of the Crédit Agricole group via employee savings schemes.

As indicated when the issue was first announced, its purpose was to help fund the bid for Crédit Lyonnais.

On 30 September, 2003, 52.21% of Crédit Agricole S.A.'s share capital was owned by SAS rue la Boétie, with 3.65% held by other entities within the Crédit Agricole group, including 0.17% in shares held in treasury. At this date, and with the exception of AGF (3.48% of share capital) and Banca Intesa (1.20%), to the best of our knowledge no other shareholder held more than 0.50% of Crédit Agricole S.A.'s share capital (excluding employee savings schemes).

File No. 82-34771

Exhibit 5.1.B

Pricing Supplement relating to the issuance of £200,000,000

Floating Rate Notes Due 2007

Dated May 24, 2004

Please see attached.

CRÉDIT AGRICOLE S.A.

LONDON BRANCH

PRICING SUPPLEMENT

24 May 2004

CREDIT AGRICOLE S.A.

acting through its London branch

Issue of GBP200,000,000 Floating Rate Notes due May 2007
under the U.S.$ 15,000,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 June 2003. This Pricing Supplement must be read in conjunction with such Offering Circular

1	(i)	Issuer:	Crédit Agricole S.A.
	(ii)	Relevant branch:	London branch
2	(i)	Series Number:	71
	(ii)	Tranche Number:	1
3		Specified Currency or Currencies:	Pounds Sterling (GBP)
4		Aggregate Nominal Amount:	
	(i)	Series:	GBP200,000,000
	(ii)	Tranche:	GBP200,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	GBP200,000,000
6		Specified Denominations:	GBP10,000
7	(i)	Issue Date:	26 May 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8		Maturity Date:	25 May 2007
9		Interest Basis:	GBP-LIBOR-BBA (further particulars specified below)

CRÉDIT AGRICOLE S. A.
Incorporated in France with limited liability
2nd Floor, 122 Leadenhall Street, London EC3V 4QH
Tel: 020 7303 1120 Fax: 020 7303 1125 Email: casa@credit-agricole-sa.co.uk
Regulated by Financial Services Authority (FSA) for the conduct of Designated Investment business in the UK.
Registered in the UK. No. BR001939

10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/ Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	Status of the Notes:	Ordinary
14	Listing:	Luxembourg
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions		Not Applicable
17	Floating Rate Provisions		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	Interest will be paid quarterly in arrear, on 25 February, 25 May, 25 August and 25 November in each year
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s) (Condition 5(j)):	TARGET
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(v)	Interest Period Date(s):	Not Applicable
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii)	Screen Rate Determination (Condition 5(b)(iii)(B)):	Applicable
	•	Relevant Time:	11.00 a.m. (local time in London)
	•	Interest Determination Date:	The first day of each Interest Period
		• Primary Source for Floating Rate:	Moneyline Telerate page 3750
		• Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
		• Relevant Financial Centre:	London
	•	Benchmark:	GBP-LIBOR-BBA means that the rate for an Interest Period will be the rate for deposits in Sterling for a period of the Designated Maturity that appears on the Telerate Page 3750 as of 11:00

		a.m., London time, on each Interest Determination Date.
•	Representative Amount:	Not Applicable
•	Effective Date:	Not Applicable
•	Specified Duration:	In respect of the short first coupon, the rate shall be an interpolation between 2 and 3 month GBP-LIBOR-BBA; thereafter 3 months.
(viii)	ISDA Determination (Condition 5(b)(iii)(A)):	Not Applicable
(ix)	Margin(s):	Zero per cent. per annum
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction (Condition 5 (j)):	Act/365, adjusted
(xiii)	Rate Multiplier:	Not Applicable
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18 Zero Coupon Note Provisions — Not Applicable

19 Index Linked Interest Note Provisions — Not Applicable

20 Dual Currency Note Provisions — Not Applicable

PROVISIONS RELATING TO REDEMPTION

21 Call Option — Not Applicable

22 Put Option — Not Applicable

23 Final Redemption Amount — Nominal amount

24 Early Redemption Amount

(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions

	(ii)	*Redemption for taxation reasons* permitted on days other than Interest Payment Dates (Condition 6(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Condition 7(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
		Rule 144A Eligible:	No
		Institutional Accredited Investor Eligible:	No
26	Additional Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:		TARGET
27	Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):		No.
28	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
29	Details relating to Instalment Notes:		Not Applicable
30	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
31	Consolidation provisions:		Not Applicable
32	(i)	Other terms or special conditions:	Not Applicable
	(ii)	Applicable tax regime for the Notes:	Condition 8(b) applies and the Notes are issued (or deemed issued) outside France

DISTRIBUTION

33	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Zero per cent
34	If non-syndicated, name of Dealer:	Barclays Bank PLC
35	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

36	ISIN Code:	XS0192517133
37	Common Code:	019251713
38	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
39	Delivery:	Delivery against payment
40	The Agents appointed in respect of the Notes are:	Fiscal Agent, Calculation Agent and Principal Paying Agent: Crédit Agricole S.A., London Branch 2nd Floor, 122 Leandenhall Street London EC3V 4QH United Kingdom Issuing Agent: Citibank, N.A. 5 Carmelite Street London EC4Y 0PA United Kingdom

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11 (a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of 0.5596GBP, producing a sum of (for Notes not denominated in U.S. dollars):	USD 357,398,141.00

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

RECENT DEVELOPMENTS

The 2003 annual report of the Issuer (*document de référence*) registered by the *Autorité des marchés financiers* under the number R.04-0073 on 4 May 2004 is incorporated by reference herein.

<u>Consolidated Results from First Quarter of 2004</u> *(press release dated 14 May, 2004)*

Sharp increase in results

• Gross operating income	€ 875 million (+25.2%)
• Pre-tax ordinary income	€ 990 million (+45.2%)
• Net income group share:	
before goodwill amortisation and integration-related costs	€ 710 million (+52.0%)
after goodwill amortisation and integration-related costs	€ 506 million (+68.1%)

Crédit Agricole S.A.'s consolidated results for first-quarter 2004 showed a very sharp increase on first-quarter 2003. Net income group share (before goodwill amortisation and integration-related costs) came to € 710 million, up 52.0% compared to an admittedly lacklustre first-quarter 2003.

These results reflect: (i) the continued robust growth momentum in the retail banking business and its related activities (specialised financial services and asset management); (ii) stronger results from corporate and investment banking, chiefly due to a reduction in risk-related costs; and (iii) a sharply improved contribution from international retail banking.

While maintaining this strong pace of growth, the Crédit Agricole S.A. Group pressed ahead with the integration of Crédit Lyonnais and other adjustments to its scope of consolidation.

In the consumer credit business, Crédit Lyonnais' specialist subsidiary, Finalion, was merged into Sofinco at end-March, while Crédit Agricole S.A. increased its equity interest in Finaref to 90% (by purchasing a final 14.5% stake) and also acquired Dan Aktiv, a specialist in the Danish market. The asset management business finalised the sale of its UK private wealth management subsidiary, LACIM. Lastly, as anticipated, the corporate and investment banking business experienced the most significant changes ; in addition to the sale of Crédit Lyonnais Securities Europe, Crédit Lyonnais' corporate and investment banking arm was transferred to CAI end of April. The newly-formed subsidiary now operates under the brand name 'Calyon'. This large-scale and technically complex transaction was completed successfully, owing to the active support of the teams involved.

Furthermore, some 2,000 employees have already been relocated as part of the Group's efforts to bring together staff in each business line.

€ 41 million in integration-related costs were booked in first-quarter 2004. Provisions for these costs totalled € 810 million at end-March 2004.

Crédit Agricole S.A. Consolidated Results

Crédit Agricole S.A.'s net income group share for first-quarter 2004 came to € 506 million, up 68.1% compared to first-quarter 2003. Before goodwill amortisation and integration-related costs, net income group share was up 52.0% to € 710 million.

This improvement reflects a sharp increase in operating income from retail banking and related activities, and a stronger contribution from equity affiliates.

Gross operating income totalled € 875 million, rising by 25.2% compared to first-quarter 2003. This growth was driven by:

- a 6.4% increase in **net banking income** to € 3.048 billion, due mainly to very strong business levels in asset management, consumer credit and the Crédit Lyonnais network.
- controlled **operating expenses** (up 0.3%).

Risk-related costs amounted to € 196 million, down 3.4% versus first-quarter 2003.

The **contribution from equity affiliates** was up 42.6%, from € 216 million to € 308 million. This very strong growth was fuelled by a 12.5% increase in the Regional Banks' contribution (€ 216 million versus € 192 million) and a sharply improved contribution from Banca Intesa, which doubled from € 26 million at end-March 2003 to € 52 million.

Pre-tax ordinary income came to € 990 million, up 45.2% on first-quarter 2003.

Net income group share, before goodwill amortisation and integration-related costs, amounted to € 710 million, a rise of 52.0%, giving an annualised ROE of 12.4%.

in millions of €	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**2,866**	**3,048**	**+6.4**
Operating expenses	(2,167)	(2,173)	+0.3
Gross operating income	**699**	**875**	**+25.2**
Risk-related costs	(203)	(196)	(3.4)
Income from equity affiliates	216	308	+42.6
Net income on fixed assets	(30)	3	n.m.
Pre-tax ordinary income	**682**	**990**	**+45.2**
Integration-related costs	-	(41)	n.m.
Net income	**385**	**582**	**+51.2**
Net income group share	**301**	**506**	**+68.1**
Net income group share before goodwill amortisation and integration-related costs	**467**	**710**	**+52.0**

Financial Position

Crédit Agricole S.A.'s consolidated shareholders' equity group share totalled € 23.4 billion at end-March 2004.

Risk-weighted assets amounted to € 214.5 billion.
The overall solvency ratio was 8.8% (Tier 1 ratio: 8.0%).

Results by Business Line

Crédit Agricole S.A.'s six business lines made a much stronger contribution (+24.2%) to the Group's first-quarter income before goodwill amortisation and integration-related costs, generating **annualised ROE of 15.7%.**

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks recorded robust growth in first-quarter 2004. At the start of the year, the Group launched an aggressive marketing campaign for its retirement savings products, which helped it sell 550,000 contracts and establish itself as a prominent player in this market segment.

On- and off-balance sheet customer deposits outstanding (excluding securities and bonds) rose sharply by 8.3% (i.e. € 27 billion) to € 352.4 billion between end-March 2003 and end-March 2004.

The strong growth in bank deposits continued to be driven by precautionary and semi-liquid savings, with passbook deposits rising by 11.3% to € 49.7 billion and home-finance savings by 5.5% (up € 4.1 billion year-on-year). Sight deposits were up significantly by 8.4% year-on-year to € 57.9 billion.

Amounts outstanding in life insurance policies distributed by the Regional Banks grew faster by 12.0% to € 92.3 billion between end-March 2003 and end-March 2004. Amounts outstanding in mutual funds invested by the Regional Banks continued to rebound, posting a 15.1% year-on-year increase.

The new *Vert Croissance* time account launched in January 2004 is a success, attracting inflows of € 225 million in first-quarter 2004.

Lending activity continued to grow, both in terms of new lending and loans outstanding, especially in the mortgage loans segment. New medium- and long-term lending totalled €10.8 billion (including € 6.2 billion in mortgage loans), up 27.1% from first-quarter 2003.

The Regional Banks had € 226.5 billion of loans outstanding at end-March 2004, a year-on-year rise of 8.2%. This increase in lending stems from all segments, with sharper growth in mortgage loans (up 11.7% year-on-year) and a very strong performance in local authority finance (up 12.3%).

The average number of products and services per Regional Banks customer continued to rise, reaching 7.50 per current account at end-March 2004 versus 7.42 at end-March 2003. The total number of current accounts was up 163,000 year-on-year.

in millions of €	Q1-03	Q1-04	% change Q1-04/Q1-03
Income from equity affiliates	192	216	+12.5
Pre-tax ordinary income	192	216	+12.5
Tax	(36)	(49)	+36.1
Net income before goodwill amortisation	156	167	+7.1
Allocated capital (€ bn)		**3.0**	
ROE		**20.4%**	

For first-quarter 2004, **net banking income** from the Regional Banks (accounted for by the equity method) came to € 2.7 billion, up 8.2% versus first-quarter 2003. Fee income

rose by 8.5% year-on-year and now accounts for 38% of net banking income from customers (a year-on-year increase of two percentage points). Due to tightly-controlled operating expenses (up 2.4%), the **cost/income ratio** continued to improve significantly, falling by 3.3 percentage points from 61.6% at end-March 2003 to 58.3%. **Gross operating income** rose by 17.6% versus first-quarter 2003 to € 1.1 billion.

Despite a tough economic background, **the cost of credit risk** remained well under control, amounting to 25 basis points in first-quarter 2004. Doubtful loans as a percentage of total loans outstanding fell to 3.9% (versus 4.2% a year earlier), while provisioning against bad loans stood at 68.1%.

As a result, the aggregate net income of the Regional Banks (equity-accounted at 25%) increased by 12.5% to € 216 million, while their overall contribution to Crédit Agricole S.A.'s consolidated net income before goodwill rose by 7.1% to € 167 million, due to tax on dividends from CCI and CCA equity securities.

Annualised ROE in this business line was 20.4 %.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

in millions of €	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**780**	**833**	**+6.8**
Operating expenses	(590)	(608)	+3.1
Gross operating income	**190**	**225**	**+18.4**
Risk-related costs	(41)	(44)	+7.3
Pre-tax ordinary income	**149**	**181**	**+21.5**
Exceptional items + Tax + FGBR	(47)	(55)	+17.0
Net income before goodwill amortisation	**102**	**126**	**+23.5**
Cost/income ratio	**75.6%**	**73.0%**	
Allocated capital (€ bn)	**2.1**	**2.2**	
ROE		**22.8%**	

The Crédit Lyonnais network enjoyed robust business levels in first-quarter 2004, fuelled by a strong commercial drive in all segments.

On- and off-balance sheet customer deposits outstanding increased sharply by 8.1% to € 111.2 billion between end-March 2003 and end-March 2004, owing to:

- an increase in deposit-taking, driven by a sharp rise in passbook deposits (up 18.9%) and robust growth in sight deposits (up 8.6%)
- a continued strong performance in life insurance, with outstandings rising by 10.3% to € 28 billion versus first-quarter 2003
- a sharp pick-up in mutual funds and securities (10.5% year-on-year rise), fuelled by the success of guaranteed funds.

Loans outstanding were up 10.1% to € 45.7 billion at end-March 2004, driven by a continued sharp increase in mortgage lending (up 14.6% year-on-year).

Net banking income from the Crédit Lyonnais network totalled € 833 million in first-quarter 2004, up 6.8% year-on-year, fuelled by a substantial increase in fee income ; cependant,(up 10.1% year-on-year), notably management and brokerage fees boosted by strong business levels. Net interest income was also higher (up 4.0%), driven by interest on funds taken. The average number of products per customer rose to 7.7 at end-March 2004 versus 7.5 a year earlier.

The **cost/income ratio** improved by 2.6 percentage points to 73%, as **operating expenses remained under control (up 3.1%)** in the context of a commercial development policy.

Gross operating income improved sharply by 18.4% to € 225 million in first-quarter 2004.

Risk-related costs totalled € 44 million in first-quarter 2004 (versus € 41 million in first-quarter 2003). Risk is still confined to a small number of specific SME exposures. Risk-related costs relative to risk-weighted assets held steady at 46 basis points in first-quarter 2004 versus 49bp at end-March 2003 and 45bp in full-year 2003.

Net income before goodwill amortisation came to € 126 million in first-quarter 2004, up 23.5% year-on-year.

Annualised ROE stood at 22.8%.

3. SPECIALISED FINANCIAL SERVICES

Specialised financial services continued to benefit from strong growth momentum in consumer lending.

This business line pursued its expansion in first-quarter 2004. In March 2004, Crédit Agricole S.A. acquired an additional 14.5% stake in Finaref, in accordance with the agreement signed with PPR, which has retained a 10% stake. Crédit Agricole S.A. also acquired Dan Aktiv, a Danish consumer credit company, which will be managed by Finaref. Lastly, Finalion's operations were merged into Sofinco at end-March, in line with the announced integration plan.

Consumer credit outstandings – mainly handled by Sofinco, Finaref and Lukas – continued to rise sharply by 18.2% to € 29.8 billion at end-March 2004. This growth stems from substantial new business (€ 4.2 billion, up 10.3% on first-quarter 2003), mainly fuelled by strong demand outside France (where new business was up 28.6%). Foreign subsidiaries' outstandings now account for nearly 25% of overall oustandings. In France, demand was underpinned by an increase in credit granted (+€ 3.4 billion between first-quarter 2003 and 2004) and by the ongoing build-up in the Sofinco/Crédit Lyonnais partnership (+€ 1.2 billion).

Net banking income from this business line was up 14.6% year-on-year, boosted by a sharp upturn in volumes. The 14.3% increase in operating expenses is mainly due to the rapid expansion of this business abroad and to the change of consolidation method of Credibom ; gross operating income rose by 15% to € 207 million in first-quarter 2004.

Risk-related costs came to € 81 million in first-quarter 2004 versus € 61 million in first-quarter 2003. These costs were exacerbated by the interest discount applicable to the restructured loan outstandings under the new accounting rules. Excluding this factor, risk-related costs rose by just 14.5%, in line with growth in the business.

Lease finance outstandings were up slightly by 1.3% to € 12.6 billion, despite adverse economic conditions and a 10% decline in new lending compared to first-quarter 2003.

Net income before goodwill amortisation from the leasing business came to € 8 million in first-quarter 2004.

The **factoring business** posted a modest profit in first-quarter 2004, despite a persistently tough environment. Revenues (factored receivables) held steady compared to first-quarter 2003, while overall factoring outstandings were down 6.5% year-on-year. Very few risk-related costs were booked during the first quarter.

in millions of €	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**512**	**576**	**+12.5**
Operating expenses	(299)	(334)	+11.7
Gross operating income	**213**	**242**	**+13.6**
Risk-related costs	(83)	(95)	+14.5
Income from equity affiliates	2	1	(50.0)
Pre-tax ordinary income	**132**	**148**	**+12.1**
Exceptional items (before integration-related costs) + Tax + FGBR	(42)	(58)	+38.1
Net income before goodwill amortisation	**90**	**90**	-
Cost/income ratio	**58.4%**	**57.7%**	
Allocated capital (€ bn)	**1.7**	**1.7**	
ROE		**20.2%**	

Overall **net banking income** in the specialised financial services business went up sharply by 12.5% to € 576 million, while **gross operating income** increased by 13.6% to € 242 million. Excluding Credibom in Portugal (accounted for by the equity method in first-quarter 2003), net banking income was up 9.8% and gross operating income was up 9.9%.

Pre-tax ordinary income stood at € 148 million, up 12.1% versus first-quarter 2003. **Net income before goodwill amortisation** amounted to € 90 million, showing no change on first-quarter 2003. Annualised ROE was 20.2%.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

Asset management and insurance reported excellent performances in first-quarter 2004. Assets under management soared by 13.6% year-on-year, reaching € 390.9 billion at end-March 2004, i.e. € 11.8 billion higher than at end-December 2003 (excluding double counting and after the disposal of LACIM, the UK private wealth management subsidiary).

Growth was particularly strong in **asset management**, with total assets under management rising by € 14.3 billion during first-quarter 2004, mainly driven by net new inflows (up € 10 billion). This brisk new business was mainly driven by corporate and institutional customers (up € 6.2 billion), high value-added activities (alternative asset management and structured products) and bonds (up €3.8 billion). Consequently, the Group's total assets under management rose to € 299.4 billion. As a result of efforts to bolster foreign operations during the previous year, assets under management outside France increased by 72.2%, accounting for 10% of total AUM.

The **private banking** business increased assets under management by 8.7% to € 82.4 billion (before taking into account the sale of LACIM, which managed € 7.1 billion in assets at end-2003). During first-quarter 2004, assets under management rose by € 1.8 billion on a comparable consolidation basis, driven by a € 390 million increase in net inflows and a rebound in the equity markets.

The **life insurance subsidiaries** reported a very satisfactory first quarter. Overall premium income was up sharply by 15.5% to € 4.9 billion at end-March 2004. Total assets under management amounted to € 127.9 billion, up 11% year-on-year (versus 9.1% over full-year 2003). This growth was driven by good demand for traditional (non-unit-linked) policies (up 10.2% year-on-year) and even stronger demand for unit-linked policies (up 18.3% year-on-year), in line with the Group's strategy.

The **property & casualty insurance business** continued to record exceptionally buoyant growth. More than 179,000 new policies were issued, bringing the total number of outstanding policies to over 3.7 million. Personal accident insurance was still very popular, while farming insurance continued to take off (13,000 policies in first-quarter 2004). Quarterly premium income was up 19.8% compared to first-quarter 2003. The claims ratio at end-March 2004 was moderate (60.9%) while the combined ratio was excellent (87.8%)

in millions of €	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**611**	**680**	**+11.3**
Operating expenses	(335)	(338)	+0.9
Gross operating income	**276**	**342**	**+23.9**
Risk-related costs	1	0	-
Income from equity affiliates	2	1	(50.0)
Pre-tax ordinary income	**279**	**343**	**+22.9**
Exceptional items (before integration-related costs) + Tax + FGBR	(94)	(121)	+28.7
Net income before goodwill amortisation	**185**	**222**	**+20.0**
Cost/income ratio	**54.8%**	**49.7%**	
Allocated capital (€ bn)	**4.8**	**5.3**	
ROE		**16.7%**	

Overall **gross operating income** in this business line was up 23.9% compared to first-quarter 2003 to € 342 million. This growth was boosted by strong net banking income (up 11.3%) coupled with steady operating expenses (up 0.9%).

Net income before goodwill amortisation came in at € 222 million, up 20% compared to first-quarter 2003. ROE was 16.7%.

5. CORPORATE AND INVESTMENT BANKING

The corporate and investment banking business posted contrasting performances in first-quarter 2004. Owing to a continued improvement in operating expenses (-5.9%), the fall of operating income was limited to -7.1% between the first quarter 2003 and 2004 ; however, operating income was up 1.3% at constant exchange rates.

In millions of €	Q1-03 pro forma	Q1-04	% change	
			Q1-04/Q1-03	At constant exchange rates
Net banking income	**1,070**	**1,003**	**(6.3)**	**(1.3)**
Operating expenses	(761)	(716)	(5.9)	(2.4)
Gross operating income	**309**	**287**	**(7.1)**	**+1.3**
Risk-related costs	(84)	(42)	(50.0)	
Net income on fixed assets	-	40	n.m.	
Pre-tax ordinary income	**225**	**285**	**+26.7**	
Exceptional items (before integration-related costs) + Tax + FGBR	(63)	(68)	+7.9	
Net income before goodwill amortisation and integration-related costs	**162**	**217**	**+34.0**	
Cost/income ratio	**71.1%**	**71.4%**		
Allocated capital (€ bn)	**8.3**	**8.0**		
ROE		**10.9%**		

Risk-related costs were drastically reduced by 50% compared to first-quarter 2003 falling to € 42 million.

Bolstered by this decrease in risk-related costs and € 40 million in net income on fixed assets, overall **net income before goodwill amortisation and integration-related costs** totalled € 217 million, up 34.0% versus first-quarter 2003, giving an annualised ROE of 10.9%.

These results reflect different performances in each business area.

Financing activities

In millions of €	Q1-03 pro forma	Q1-04	% change	
			Q1-04/Q1-03	At constant exchange rates
Net banking income	**495**	**459**	**(7.3)**	**(2.6)**
Operating expenses	(297)	(268)	(9.8)	(6.8)
Gross operating income	**198**	**191**	**(3.5)**	**+3.6**
Risk-related costs	(82)	(36)	(56.1)	
Net income on fixed assets	-	-	-	
Pre-tax ordinary income	**116**	**155**	**+33.6**	
Exceptional items (before integration-related	(28)	(44)	+57.1	

costs) + Tax + FGBR			
Net income before goodwill amortisation and integration-related costs	88	111	+26.1
ROE		9.1%	

Financing activities recorded a net income before goodwill amortisation of € 111 million, up 26.1% on first-quarter 2003, driven by two opposing factors:

- a 3.5% decline in gross operating income, due to a fall in revenues (-7.3%), in a general context of slump in overall loan demand, partially balanced by the reduction of operating expenses (-9.8%).

- and a sizeable 56.1% decrease in risk-related costs over the first quarter.

Annualised ROE was 9.1%.

<u>**Capital markets and investment banking**</u>

in millions of €	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03	% change At constant exchange rates
Net banking income	**575**	**544**	**(5.4)**	**(0.2)**
Operating expenses	(464)	(448)	(3.4)	+0.5
Gross operating income	**111**	**96**	**(13.5)**	**(2.9)**
Risk-related costs	(2)	(6)	x3	
Net income on fixed assets	-	40	n.m.	
Pre-tax ordinary income	**109**	**130**	**+19.3**	
Exceptional items (before integration-related costs) + Tax + FGBR	(35)	(24)	(31.4)	
Net income before goodwill amortisation and integration-related costs	74	106	+43.2	
ROE		13.8%		

Gross operating income was down 13.5% to € 96 million, due to a 5.4% decrease in NBI during first-quarter 2004, which stemmed from two contrasting factors:

- an increase in revenues from equity and advisory business (+€ 21 million), driven by an excellent performance in European and Asian brokerage, particularly towards the end of the quarter

- a sharp decline in revenues from fixed income business (- € 47 million).

Operating expenses were down 3.4% as a result of ongoing streamlining efforts.

Net income before goodwill amortisation, and after a € 40 million capital gain on share sales, stood at € 106 million, up 43.2% versus first-quarter 2003, giving an annualised ROE of 13.8%.

6. INTERNATIONAL RETAIL BANKING

The international retail banking business saw a sharp improvement in **net income** before goodwill amortisation, which more than doubled to reach € 92 million in first-quarter 2004, versus € 41 million in first-quarter 2003.

in millions of €	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**90**	**87**	**(3.3)**
Operating expenses	(73)	(70)	(4.1)
Gross operating income	**17**	**17**	**-**
Risk-related costs	(8)	(9)	+12.5
Income from equity affiliates	37	86	x2.3
Pre-tax ordinary income	**46**	**94**	**x2**
Exceptional items + Tax + FGBR	(5)	(2)	(60.0%)
Net income before goodwill amortisation	**41**	**92**	**x2.2**
Cost/income ratio	**81.1%**	**80.5%**	
Allocated capital (€ bn)	**2.3**	**2.6**	
ROE		**14.6%**	

This steep increase stems from a much higher contribution from **Banca Intesa** (€ 52 million versus € 26 million in first-quarter 2003).

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

The **net loss** from proprietary asset management and other activities was reduced from € 185 million in first-quarter 2003 to € 128 million in first-quarter 2004.

This uptrend stems from a sharp recovery (€ 66 million) in net banking income, chiefly due to the lack of markdowns on the proprietary equity book (giving a positive impact of € 99 million in first-quarter 2004).

The introduction of new Internal Financial Relations on 1 January 2004 did not have a material impact on the Savings/Advances margin.

in millions of €	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**(197)**	**(131)**	**(33.5)**
Operating expenses	(109)	(107)	(1.8)
Gross operating income	**(306)**	**(238)**	**(22.2)**
Risk-related costs	12	(6)	n.m.
Income from equity affiliates	(17)	4	n.m.
Net income on fixed assets	(30)	(37)	+23.3
Pre-tax ordinary income	**(341)**	**(277)**	**(18.8)**
Exceptional items (before integration-related costs) +Tax + FGBR	156	149	(4.5)
Net income before goodwill amortisation	**(185)**	**(128)**	**(30.8)**

Crédit Agricole Group Consolidated Results

In first-quarter 2004, the Crédit Agricole Group generated €1.138 billion in net income group share (before goodwill amortisation and integration-related costs), up 32.5% compared to the pro forma figure for first-quarter 2003.

This increase was mainly due to the combination of a strong organic growth, reflected by a 16.9% rise in gross operating income and controlled risk-related costs (up 6.4%).

Total shareholders' equity group share plus the Fund for General Banking Risks was € 43.8 billion at end-March 2004. The solvency ratio stood at 10.5% (Tier 1 ratio: 7.8%).

Group financial data

In millions of €	Q1-03* pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**5,597**	**5,964**	**+6.6%**
Operating expenses	(3,802)	(3,866)	+1.7%
Gross operating income	**1,795**	**2,098**	**+16.9%**
Risk-related costs	(330)	(351)	+6.4%
Income from equity affiliates	23	90	X3.9
Net income on fixed assets	**(30)**	**7**	**n.m.**
Pre-tax ordinary income	**1,458**	**1,844**	**+26.5%**
Integration-related costs	-	(41)	n.m.
Extraordinary items	(14)	(25)	+78.6%
Tax	(523)	(593)	+13.4%
Goodwill amortisation	(168)	(184)	+9.5%
FGBR	9	(8)	n.m.
Net income	**762**	**993**	**+30.3%**
Net income group share	**691**	**927**	**+34.2%**
Net income group share before goodwill and integration-related costs	**859**	**1,138**	**+32.5%**

* Unaudited by the auditors

The above data relate to the Crédit Agricole Group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Exhibit 5.1.C

Pricing Supplement relating to the issuance of CHF 80,000,000
Fixed Rate Notes Due 2007

Dated May 27, 2004

Please see attached.

CRÉDIT AGRICOLE S.A.

LONDON BRANCH

PRICING SUPPLEMENT

27 May 2004

Crédit Agricole S.A.
acting through its London Branch
Issue of CHF 80,000,000 Fixed Rate Notes due 2007
under the U.S.$15,000,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated June 6, 2003. This Pricing Supplement is supplemental to, and must be read in conjunction with, such Offering Circular.

Provisions appearing on the face of the Notes

1	(i)	Issuer:	Crédit Agricole S.A.
	(ii)	Relevant Branch	the Issuer is acting through its London Branch
2	(i)	Series Number:	73
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Swiss Francs ("CHF")
4	Aggregate Nominal Amount:		
	(i)	Series:	CHF 80,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		CHF 100,000
7	(i)	Issue Date:	1 June 2004
	(ii)	Interest Commencement Date:	Issue Date
8	Maturity Date:		1 June 2007
9	Interest Basis:		Fixed Rate Notes
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	Status of the Notes:		Ordinary

14	Listing:	Luxembourg
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions	Applicable
	(i) Rate(s) of Interest:	1.69 per cent. per annum
	(ii) Interest Payment Date(s):	1 June in each year, commencing on 1 June 2005
	(iii) Fixed Coupon Amount[(s)]:	Not Applicable
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 5(j)):	30/360 adjusted
	(vi) Determination Date(s):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions	Not Applicable
18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Not Applicable.
22	Put Option	Not Applicable
23	Final Redemption Amount	Nominal Amount
24	Early Redemption Amount	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes:	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes on in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D rules
	(iii) Rule 144A Eligible:	No
	(iv) Institutional Accredited Investor Eligible:	No
26	Additional Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:	Target, London, and Zurich
27	Talons for future Coupons or Receipts to be	

	attached to Definitive Notes (and dates on which such Talons mature):		No
28	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
29	Details relating to Instalment Notes:		Not Applicable
30	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
31	Consolidation provisions:		Not Applicable
32	(i)	Other terms or special conditions:[1]	Not Applicable
	(ii)	Applicable tax regime for the Notes:	Condition 8 applies and the Notes are issued (or deemed issued) outside France

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
34	If non-syndicated, name of Dealer:		Dresdner Bank AG Zurich Branch
35	Additional selling restrictions[2]:		Not Applicable

OPERATIONAL INFORMATION

36	ISIN Code:	XS019 254 569 6
37	Common Code:	19 254 569
38	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
39	Delivery:	Delivery against payment
40	The Agents appointed in respect of the Notes are:	FISCAL AGENT, PRINCIPAL PAYING AGENT AND CALCULATION AGENT Crédit Agricole S.A., London Branch 2nd Floor, 122 Leandenhall Street London EC3V 4QH, United Kingdom REGISTRAR, EXCHANGE AGENT, ISSUING AGENT Citibank, N.A. 5 Carmelite Street London EC4Y OPA, United Kingdom

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of **1.2767 CHF**, producing a sum of (for Notes not denominated in U.S. dollars):	USD 62,661,549

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

acting through its London Branch

By: ______________________

Duly authorised

Claude Shukang CHEN

RECENT DEVELOPMENTS

The 2003 annual report of the Issuer (*document de référence*) registered by the *Autorité des marchés financiers* under the number R.04-0073 on 4 May 2004 is incorporated by reference herein.

Consolidated Results from First Quarter of 2004 *(press release dated 14 May, 2004)*

Sharp increase in results

• Gross operating income	€ 875 million (+25.2%)
• Pre-tax ordinary income	€ 990 million (+45.2%)
• Net income group share:	
before goodwill amortisation and integration-related costs	€ 710 million (+52.0%)
after goodwill amortisation and integration-related costs	€ 506 million (+68.1%)

Crédit Agricole S.A.'s consolidated results for first-quarter 2004 showed a very sharp increase on first-quarter 2003. Net income group share (before goodwill amortisation and integration-related costs) came to € 710 million, up 52.0% compared to an admittedly lacklustre first-quarter 2003.

These results reflect: (i) the continued robust growth momentum in the retail banking business and its related activities (specialised financial services and asset management); (ii) stronger results from corporate and investment banking, chiefly due to a reduction in risk-related costs; and (iii) a sharply improved contribution from international retail banking.

While maintaining this strong pace of growth, the Crédit Agricole S.A. Group pressed ahead with the integration of Crédit Lyonnais and other adjustments to its scope of consolidation.

In the consumer credit business, Crédit Lyonnais' specialist subsidiary, Finalion, was merged into Sofinco at end-March, while Crédit Agricole S.A. increased its equity interest in Finaref to 90% (by purchasing a final 14.5% stake) and also acquired Dan Aktiv, a specialist in the Danish market. The asset management business finalised the sale of its UK private wealth management subsidiary, LACIM. Lastly, as anticipated, the corporate and investment banking business experienced the most significant changes ; in addition to the sale of Crédit Lyonnais Securities Europe, Crédit Lyonnais' corporate and investment banking arm was transferred to CAI end of April. The newly-formed subsidiary now operates under the brand name 'Calyon'. This large-scale and technically complex transaction was completed successfully, owing to the active support of the teams involved.

Furthermore, some 2,000 employees have already been relocated as part of the Group's efforts to bring together staff in each business line.

€ 41 million in integration-related costs were booked in first-quarter 2004. Provisions for these costs totalled € 810 million at end-March 2004.

Crédit Agricole S.A. Consolidated Results

Crédit Agricole S.A.'s net income group share for first-quarter 2004 came to € 506 million, up 68.1% compared to first-quarter 2003. Before goodwill amortisation and integration-related costs, net income group share was up 52.0% to € 710 million.

This improvement reflects a sharp increase in operating income from retail banking and related activities, and a stronger contribution from equity affiliates.

Gross operating income totalled € 875 million, rising by 25.2% compared to first-quarter 2003. This growth was driven by:

- a 6.4% increase in **net banking income** to € 3.048 billion, due mainly to very strong business levels in asset management, consumer credit and the Crédit Lyonnais network.

- controlled **operating expenses** (up 0.3%).

Risk-related costs amounted to € 196 million, down 3.4% versus first-quarter 2003.

The **contribution from equity affiliates** was up 42.6%, from € 216 million to € 308 million. This very strong growth was fuelled by a 12.5% increase in the Regional Banks' contribution (€ 216 million versus € 192 million) and a sharply improved contribution from Banca Intesa, which doubled from € 26 million at end-March 2003 to € 52 million.

Pre-tax ordinary income came to € 990 million, up 45.2% on first-quarter 2003.

Net income group share, before goodwill amortisation and integration-related costs, amounted to € 710 million, a rise of 52.0%, giving an annualised ROE of 12.4%.

in millions of €	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	2,866	3,048	+6.4
Operating expenses	(2,167)	(2,173)	+0.3
Gross operating income	699	875	+25.2
Risk-related costs	(203)	(196)	(3.4)
Income from equity affiliates	216	308	+42.6
Net income on fixed assets	(30)	3	n.m.
Pre-tax ordinary income	682	990	+45.2
Integration-related costs	-	(41)	n.m.
Net income	385	582	+51.2
Net income group share	301	506	+68.1
Net income group share before goodwill amortisation and integration-related costs	467	710	+52.0

Financial Position

Crédit Agricole S.A.'s consolidated shareholders' equity group share totalled € 23.4 billion at end-March 2004.

Risk-weighted assets amounted to € 214.5 billion.

The overall solvency ratio was 8.8% (Tier 1 ratio: 8.0%).

Results by Business Line

Crédit Agricole S.A.'s six business lines made a much stronger contribution (+24.2%) to the Group's first-quarter income before goodwill amortisation and integration-related costs, generating **annualised ROE of 15.7%**.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks recorded robust growth in first-quarter 2004. At the start of the year, the Group launched an aggressive marketing campaign for its retirement savings products, which helped it sell 550,000 contracts and establish itself as a prominent player in this market segment.

On- and off-balance sheet customer deposits outstanding (excluding securities and bonds) rose sharply by 8.3% (i.e. € 27 billion) to € 352.4 billion between end-March 2003 and end-March 2004.

The strong growth in bank deposits continued to be driven by precautionary and semi-liquid savings, with passbook deposits rising by 11.3% to € 49.7 billion and home-finance savings by 5.5% (up € 4.1 billion year-on-year). Sight deposits were up significantly by 8.4% year-on-year to € 57.9 billion.

Amounts outstanding in life insurance policies distributed by the Regional Banks grew faster by 12.0% to € 92.3 billion between end-March 2003 and end-March 2004. Amounts outstanding in mutual funds invested by the Regional Banks continued to rebound, posting a 15.1% year-on-year increase.

The new *Vert Croissance* time account launched in January 2004 is a success, attracting inflows of € 225 million in first-quarter 2004.

Lending activity continued to grow, both in terms of new lending and loans outstanding, especially in the mortgage loans segment. New medium- and long-term lending totalled €10.8 billion (including € 6.2 billion in mortgage loans), up 27.1% from first-quarter 2003.

The Regional Banks had € 226.5 billion of loans outstanding at end-March 2004, a year-on-year rise of 8.2%. This increase in lending stems from all segments, with sharper growth in mortgage loans (up 11.7% year-on-year) and a very strong performance in local authority finance (up 12.3%).

The average number of products and services per Regional Banks customer continued to rise, reaching 7.50 per current account at end-March 2004 versus 7.42 at end-March 2003. The total number of current accounts was up 163,000 year-on-year.

in millions of €	Q1-03	Q1-04	% change Q1-04/Q1-03
Income from equity affiliates	192	216	+12.5
Pre-tax ordinary income	192	216	+12.5
Tax	(36)	(49)	+36.1
Net income before goodwill amortisation	156	167	+7.1
Allocated capital (€ bn)		**3.0**	
ROE		**20.4%**	

For first-quarter 2004, **net banking income** from the Regional Banks (accounted for by the equity method) came to € 2.7 billion, up 8.2% versus first-quarter 2003. Fee income rose by 8.5% year-on-year and now accounts for 38% of net banking income from customers (a year-on-year increase of two percentage points). Due to tightly-controlled operating expenses (up 2.4%), the **cost/income ratio** continued to improve significantly, falling by 3.3 percentage points from 61.6% at end-March 2003 to 58.3%. **Gross operating income** rose by 17.6% versus first-quarter 2003 to € 1.1 billion.

Despite a tough economic background, **the cost of credit risk** remained well under control, amounting to 25 basis points in first-quarter 2004. Doubtful loans as a percentage of total loans outstanding fell to 3.9% (versus 4.2% a year earlier), while provisioning against bad loans stood at 68.1%.

As a result, the aggregate net income of the Regional Banks (equity-accounted at 25%) increased by 12.5% to € 216 million, while their overall contribution to Crédit Agricole S.A.'s consolidated net income before goodwill rose by 7.1% to € 167 million, due to tax on dividends from CCI and CCA equity securities.

Annualised ROE in this business line was 20.4 %.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

in millions of €	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	780	833	+6.8
Operating expenses	(590)	(608)	+3.1
Gross operating income	190	225	**+18.4**
Risk-related costs	(41)	(44)	+7.3
Pre-tax ordinary income	**149**	**181**	**+21.5**
Exceptional items + Tax + FGBR	(47)	(55)	+17.0
Net income before goodwill amortisation	102	126	+23.5
Cost/income ratio	75.6%	73.0%	
Allocated capital (€ bn)	2.1	2.2	
ROE		22.8%	

The Crédit Lyonnais network enjoyed robust business levels in first-quarter 2004, fuelled by a strong commercial drive in all segments.

On- and off-balance sheet customer deposits outstanding increased sharply by 8.1% to € 111.2 billion between end-March 2003 and end-March 2004, owing to:

- an increase in deposit-taking, driven by a sharp rise in passbook deposits (up 18.9%) and robust growth in sight deposits (up 8.6%)
- a continued strong performance in life insurance, with outstandings rising by 10.3% to € 28 billion versus first-quarter 2003
- a sharp pick-up in mutual funds and securities (10.5% year-on-year rise), fuelled by the success of guaranteed funds.

Loans outstanding were up 10.1% to € 45.7 billion at end-March 2004, driven by a continued sharp increase in mortgage lending (up 14.6% year-on-year).

Net banking income from the Crédit Lyonnais network totalled € 833 million in first-quarter 2004, up 6.8% year-on-year, fuelled by a substantial increase in fee income ; cependant,(up 10.1% year-on-year), notably management and brokerage fees boosted by strong business levels. Net interest income was also higher (up 4.0%), driven by interest on funds taken. The average number of products per customer rose to 7.7 at end-March 2004 versus 7.5 a year earlier.

The **cost/income ratio** improved by 2.6 percentage points to 73%, as **operating expenses remained under control (up 3.1%)** in the context of a commercial development policy.

Gross operating income improved sharply by 18.4% to € 225 million in first-quarter 2004.

Risk-related costs totalled € 44 million in first-quarter 2004 (versus € 41 million in first-quarter 2003). Risk is still confined to a small number of specific SME exposures. Risk-related costs relative to risk-weighted assets held steady at 46 basis points in first-quarter 2004 versus 49bp at end-March 2003 and 45bp in full-year 2003.

Net income before goodwill amortisation came to € 126 million in first-quarter 2004, up 23.5% year-on-year.

Annualised ROE stood at 22.8%.

3. SPECIALISED FINANCIAL SERVICES

Specialised financial services continued to benefit from strong growth momentum in consumer lending.

This business line pursued its expansion in first-quarter 2004. In March 2004, Crédit Agricole S.A. acquired an additional 14.5% stake in Finaref, in accordance with the agreement signed with PPR, which has retained a 10% stake. Crédit Agricole S.A. also acquired Dan Aktiv, a Danish consumer credit company, which will be managed by Finaref. Lastly, Finalion's operations were merged into Sofinco at end-March, in line with the announced integration plan.

Consumer credit outstandings – mainly handled by Sofinco, Finaref and Lukas – continued to rise sharply by 18.2% to € 29.8 billion at end-March 2004. This growth stems from substantial new business (€ 4.2 billion, up 10.3% on first-quarter 2003), mainly fuelled by strong demand outside France (where new business was up 28.6%). Foreign subsidiaries' outstandings now account for nearly 25% of overall oustandings. In France, demand was underpinned by an increase in credit granted (+€ 3.4 billion between first-quarter 2003 and 2004) and by the ongoing build-up in the Sofinco/Crédit Lyonnais partnership (+€ 1.2 billion).

Net banking income from this business line was up 14.6% year-on-year, boosted by a sharp upturn in volumes. The 14.3% increase in operating expenses is mainly due to the rapid expansion of this business abroad and to the change of consolidation method of Credibom ; gross operating income rose by 15% to € 207 million in first-quarter 2004.

Risk-related costs came to € 81 million in first-quarter 2004 versus € 61 million in first-quarter 2003. These costs were exacerbated by the interest discount applicable to the restructured loan outstandings under the new accounting rules. Excluding this factor, risk-related costs rose by just 14.5%, in line with growth in the business.

Lease finance outstandings were up slightly by 1.3% to € 12.6 billion, despite adverse economic conditions and a 10% decline in new lending compared to first-quarter 2003.

Net income before goodwill amortisation from the leasing business came to € 8 million in first-quarter 2004.

The **factoring business** posted a modest profit in first-quarter 2004, despite a persistently tough environment. Revenues (factored receivables) held steady compared to first-quarter 2003, while overall factoring outstandings were down 6.5% year-on-year. Very few risk-related costs were booked during the first quarter.

in millions of €	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**512**	576	**+12.5**
Operating expenses	(299)	(334)	+11.7
Gross operating income	**213**	242	**+13.6**
Risk-related costs	(83)	(95)	+14.5
Income from equity affiliates	2	1	(50.0)
Pre-tax ordinary income	**132**	**148**	**+12.1**
Exceptional items (before integration-related costs) + Tax + FGBR	(42)	(58)	+38.1
Net income before goodwill amortisation	90	90	-
Cost/income ratio	58.4%	57.7%	
Allocated capital (€ bn)	1.7	1.7	
ROE		20.2%	

Overall **net banking income** in the specialised financial services business went up sharply by 12.5% to € 576 million, while **gross operating income** increased by 13.6% to € 242 million. Excluding Credibom in Portugal (accounted for by the equity method in first-quarter 2003), net banking income was up 9.8% and gross operating income was up 9.9%.

Pre-tax ordinary income stood at € 148 million, up 12.1% versus first-quarter 2003. **Net income before goodwill amortisation** amounted to € 90 million, showing no change on first-quarter 2003. Annualised ROE was 20.2%.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

Asset management and insurance reported excellent performances in first-quarter 2004. Assets under management soared by 13.6% year-on-year, reaching € 390.9 billion at end-March 2004, i.e. € 11.8 billion higher than at end-December 2003 (excluding double counting and after the disposal of LACIM, the UK private wealth management subsidiary).

Growth was particularly strong in **asset management**, with total assets under management rising by € 14.3 billion during first-quarter 2004, mainly driven by net new inflows (up € 10 billion). This brisk new business was mainly driven by corporate and institutional customers (up € 6.2 billion), high value-added activities (alternative asset management and structured products) and bonds (up €3.8 billion). Consequently, the Group's total assets under management rose to € 299.4 billion. As a result of efforts to bolster foreign operations during the previous year, assets under management outside France increased by 72.2%, accounting for 10% of total AUM.

The **private banking** business increased assets under management by 8.7% to € 82.4 billion (before taking into account the sale of LACIM, which managed € 7.1 billion in assets at end-2003). During first-quarter 2004, assets under management rose by € 1.8 billion on a comparable consolidation basis, driven by a € 390 million increase in net inflows and a rebound in the equity markets.

The **life insurance subsidiaries** reported a very satisfactory first quarter. Overall premium income was up sharply by 15.5% to € 4.9 billion at end-March 2004. Total assets under management amounted to € 127.9 billion, up 11% year-on-year (versus 9.1% over full-year 2003). This growth was driven by good demand for traditional (non-unit-linked) policies (up 10.2% year-on-year) and even stronger demand for unit-linked policies (up 18.3% year-on-year), in line with the Group's strategy.

The **property & casualty insurance business** continued to record exceptionally buoyant growth. More than 179,000 new policies were issued, bringing the total number of outstanding policies to over 3.7 million. Personal accident insurance was still very popular, while farming insurance continued to take off (13,000 policies in first-quarter 2004). Quarterly premium income was up 19.8% compared to first-quarter 2003. The claims ratio at end-March 2004 was moderate (60.9%) while the combined ratio was excellent (87.8%)

in millions of €	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**611**	**680**	**+11.3**
Operating expenses	(335)	(338)	+0.9
Gross operating income	**276**	**342**	**+23.9**
Risk-related costs	1	0	-
Income from equity affiliates	2	1	(50.0)
Pre-tax ordinary income	**279**	**343**	**+22.9**
Exceptional items (before integration-related costs) + Tax + FGBR	(94)	(121)	+28.7
Net income before goodwill amortisation	**185**	**222**	**+20.0**
Cost/income ratio	**54.8%**	**49.7%**	
Allocated capital (€ bn)	**4.8**	**5.3**	
ROE		**16.7%**	

Overall **gross operating income** in this business line was up 23.9% compared to first-quarter 2003 to € 342 million. This growth was boosted by strong net banking income (up 11.3%) coupled with steady operating expenses (up 0.9%).

Net income before goodwill amortisation came in at € 222 million, up 20% compared to first-quarter 2003. **ROE** was 16.7%.

5. CORPORATE AND INVESTMENT BANKING

The corporate and investment banking business posted contrasting performances in first-quarter 2004. Owing to a continued improvement in operating expenses (-5.9%), the fall of operating income was limited to -7.1% between the first quarter 2003 and 2004 ; however, operating income was up 1.3% at constant exchange rates.

in millions of €	Q1-03 pro forma	Q1-04	% change	
			Q1-04/Q1-03	At constant exchange rates
Net banking income	1,070	1,003	(6.3)	(1.3)
Operating expenses	(761)	(716)	(5.9)	(2.4)
Gross operating income	309	287	(7.1)	+1.3
Risk-related costs	(84)	(42)	(50.0)	
Net income on fixed assets	-	40	n.m.	
Pre-tax ordinary income	225	285	+26.7	
Exceptional items (before integration-related costs) + Tax + FGBR	(63)	(68)	+7.9	
Net income before goodwill amortisation and integration-related costs	162	217	+34.0	
Cost/income ratio	71.1%	71.4%		
Allocated capital (€ bn)	8.3	8.0		
ROE		10.9%		

Risk-related costs were drastically reduced by 50% compared to first-quarter 2003 falling to € 42 million.

Bolstered by this decrease in risk-related costs and € 40 million in net income on fixed assets, overall **net income before goodwill amortisation and integration-related costs** totalled € 217 million, up 34.0% versus first-quarter 2003, giving an annualised **ROE** of 10.9%.

These results reflect different performances in each business area.

<u>Financing activities</u>

in millions of €	Q1-03 pro forma	Q1-04	% change	
			Q1-04/Q1-03	At constant exchange rates
Net banking income	495	459	(7.3)	(2.6)
Operating expenses	(297)	(268)	(9.8)	(6.8)
Gross operating income	198	191	(3.5)	+3.6
Risk-related costs	(82)	(36)	(56.1)	
Net income on fixed assets	-	-	-	
Pre-tax ordinary income	116	155	+33.6	
Exceptional items (before integration-related costs) + Tax + FGBR	(28)	(44)	+57.1	
Net income before goodwill amortisation and integration-related costs	88	111	+26.1	
ROE		9.1%		

Financing activities recorded a net income before goodwill amortisation of € 111 million, up 26.1% on first-quarter 2003, driven by two opposing factors:

- a 3.5% decline in gross operating income, due to a fall in revenues (-7.3%), in a general context of slump in overall loan demand, partially balanced by the reduction of operating expenses (-9.8%).

- and a sizeable 56.1% decrease in risk-related costs over the first quarter.

Annualised ROE was 9.1%.

Capital markets and investment banking

in millions of €	Q1-03 pro forma	Q1-04	% change	
			Q1-04/Q1-03	At constant exchange rates
Net banking income	575	544	(5.4)	(0.2)
Operating expenses	(464)	(448)	(3.4)	+0.5
Gross operating income	111	96	(13.5)	(2.9)
Risk-related costs	(2)	(6)	x3	
Net income on fixed assets	-	40	n.m.	
Pre-tax ordinary income	109	130	+19.3	
Exceptional items (before integration-related costs) + Tax + FGBR	(35)	(24)	(31.4)	
Net income before goodwill amortisation and integration-related costs	74	106	+43.2	
ROE		13.8%		

Gross operating income was down 13.5% to € 96 million, due to a 5.4% decrease in NBI during first-quarter 2004, which stemmed from two contrasting factors:

- an increase in revenues from equity and advisory business (+€ 21 million), driven by an excellent performance in European and Asian brokerage, particularly towards the end of the quarter

- a sharp decline in revenues from fixed income business (- € 47 million).

Operating expenses were down 3.4% as a result of ongoing streamlining efforts.

Net income before goodwill amortisation, and after a € 40 million capital gain on share sales, stood at € 106 million, up 43.2% versus first-quarter 2003, giving an annualised **ROE** of 13.8%.

6. INTERNATIONAL RETAIL BANKING

The international retail banking business saw a sharp improvement in **net income** before goodwill amortisation, which more than doubled to reach € 92 million in first-quarter 2004, versus € 41 million in first-quarter 2003.

in millions of €	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	90	87	(3.3)
Operating expenses	(73)	(70)	(4.1)
Gross operating income	17	17	-
Risk-related costs	(8)	(9)	+12.5
Income from equity affiliates	37	86	x2.3
Pre-tax ordinary income	46	94	x2
Exceptional items + Tax + FGBR	(5)	(2)	(60.0%)
Net income before goodwill amortisation	41	92	x2.2
Cost/income ratio	81.1%	80.5%	
Allocated capital (€ bn)	2.3	2.6	
ROE		14.6%	

This steep increase stems from a much higher contribution from **Banca Intesa** (€ 52 million versus € 26 million in first-quarter 2003).

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

The **net loss** from proprietary asset management and other activities was reduced from € 185 million in first-quarter 2003 to € 128 million in first-quarter 2004.

This uptrend stems from a sharp recovery (€ 66 million) in net banking income, chiefly due to the lack of markdowns on the proprietary equity book (giving a positive impact of € 99 million in first-quarter 2004).

The introduction of new Internal Financial Relations on 1 January 2004 did not have a material impact on the Savings/Advances margin.

in millions of €	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	(197)	(131)	(33.5)
Operating expenses	(109)	(107)	(1.8)
Gross operating income	(306)	(238)	(22.2)
Risk-related costs	12	(6)	n.m.
Income from equity affiliates	(17)	4	n.m.
Net income on fixed assets	(30)	(37)	+23.3
Pre-tax ordinary income	(341)	(277)	(18.8)
Exceptional items (before integration-related costs) +Tax + FGBR	156	149	(4.5)
Net income before goodwill amortisation	(185)	(128)	(30.8)

Crédit Agricole Group Consolidated Results

In first-quarter 2004, the Crédit Agricole Group generated €1.138 billion in net income group share (before goodwill amortisation and integration-related costs), up 32.5% compared to the pro forma figure for first-quarter 2003.

This increase was mainly due to the combination of a strong organic growth, reflected by a 16.9% rise in gross operating income and controlled risk-related costs (up 6.4%).

Total shareholders' equity group share plus the Fund for General Banking Risks was € 43.6 billion at end-March 2004. The solvency ratio stood at 10.5% (Tier 1 ratio: 7.8%).

Group financial data

in millions of €	Q1-03* pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**5,597**	**5,964**	**+6.6%**
Operating expenses	(3,802)	(3,866)	+1.7%
Gross operating income	**1,795**	**2,098**	**+16.9%**
Risk-related costs	(330)	(351)	+6.4%
Income from equity affiliates	23	90	X3.9
Net income on fixed assets	(30)	7	n.m.
Pre-tax ordinary income	**1,458**	**1,844**	**+26.5%**
Integration-related costs	-	(41)	n.m.
Extraordinary items	(14)	(25)	+78.6%
Tax	(523)	(593)	+13.4%
Goodwill amortisation	(168)	(184)	+9.5%
FGBR	9	(8)	n.m.
Net income	**762**	**993**	**+30.3%**
Net income group share	**691**	**927**	**+34.2%**
Net income group share before goodwill and integration-related costs	**859**	**1,138**	**+32.5%**

* Unaudited by the auditors

The above data relate to the Crédit Agricole Group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Exhibit 5.1.D

Pricing Supplement relating to the issuance of €25,000,000

Zero Coupon Notes Due 2009

Dated June 1, 2004

Please see attached.

CRÉDIT AGRICOLE S.A.

LONDON BRANCH

PRICING SUPPLEMENT

1st June, 2004

Crédit Agricole S.A.
acting through its London Branch

Issue of EUR 25,000,000 Zero Coupon Notes due June 2009

under the U.S.$15,000,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6th June, 2003. This Pricing Supplement must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Crédit Agricole S.A.
	(ii)	Guarantor:	London branch
2.	(i)	Series Number:	74
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Euro ("EUR")
4.		Aggregate Nominal Amount:	EUR 25,000,000
5.	(i)	Issue Price:	88.35 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	EUR 22,087,500
6.		Specified Denominations:	EUR 5,000
7.		Issue Date:	3rd June, 2004
8.		Maturity Date:	3rd June, 2009
9.		Interest Basis:	Zero Coupon
10.		Redemption/Payment Basis:	Other (105% of the Specified Denomination)
11.		Change of Interest or Redemption/ Payment Basis:	Not Applicable
12.		Put/Call Options:	Not Applicable
13.		Status of the Notes:	Ordinary

CRÉDIT AGRICOLE S. A.
Incorporated in France with limited liability
2nd Floor, 122 Leadenhall Street, London EC3V 4QH
Tel: 020 7303 1120 Fax: 020 7303 1125 Email: casa@credit-agricole-sa.co.uk
Regulated by Financial Services Authority (FSA) for the conduct of Designated Investment business in the UK.
Registered in the UK. No. BR001939

14.	Listing:	Luxembourg
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Not Applicable
17.	**Floating Rate Note Provisions**		Not Applicable
18.	**Zero Coupon Note Provisions**		Applicable
	(i)	Amortisation Yield (Condition 6(b)):	3.5134 per cent. per annum
	(ii)	Day Count Fraction (Condition 5(j)):	30/360
	(iii)	Any other formula/basis of determining amount payable:	Not Applicable
19.	**Index Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option:**		Not Applicable
22.	**Put Option:**		Not Applicable
23.	Final Redemption Amount of each Note:		EUR 5,250 per Note (i.e. 105% of the Specified Denomination)
24.	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Condition 7(f)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
	(iii)	Rule 144A Eligible:	No
	(iv)	Institutional Accredited Investor Eligible:	No
26.	Additional Financial Centre(s) (Condition 7(h) or other special provisions relating to payment dates:		London
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
28.	Details relating to Partly Paid Notes:		Not Applicable
	amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		
29.	Details relating to Instalment Notes:		Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
31.	Consolidation provisions:		Not Applicable
32.	(i)	Other terms or special conditions:	Not Applicable
	(ii)	Applicable tax regime for the Notes:	Condition 8(b) and (c) applies, and the Notes are issued (or deemed to be issued) outside France.

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
34.	If non-syndicated, name of Dealer:		CALYON
35.	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

36.	ISIN Code:	XS0190684125
37.	Common Code:	19068412
38.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
39.	Delivery:	Delivery against payment
40.	The Agents appointed in respect of the Notes are:	**Fiscal Agent, Principal Paying Agent and Calculation Agent** Crédit Agricole S.A., London Branch 2nd Floor, 122 Leandenhall Street London EC3V 4QH, United Kingdom **Registrar, Exchange Agent, Issuing Agent** Citibank, N.A. 5 Carmelite Street London EC4Y OPA, United Kingdom **Luxembourg Paying Agent and Luxembourg Listing Agent** Crédit Agricole Investor Services Bank Luxembourg SA

GENERAL

41.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
42.	The Aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of 1.2088, producing a sum of (for Notes not denominated in U.S. dollars):	U.S.$30,220,000

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Duly authorised
Claude Shukang CHEN

RECENT DEVELOPMENTS

The 2003 annual report of the Issuer (*document de référence*) registered by the *Autorité des marchés financiers* under the number R.04-0073 on 4 May 2004 is incorporated by reference herein.

Consolidated Results from First Quarter of 2004 *(press release dated 14 May, 2004)*

Sharp increase in results

• Gross operating income	€ 875 million (+25.2%)
• Pre-tax ordinary income	€ 990 million (+45.2%)
• Net income group share:	
before goodwill amortisation and integration-related costs	€ 710 million (+52.0%)
after goodwill amortisation and integration-related costs	€ 506 million (+68.1%)

Crédit Agricole S.A.'s consolidated results for first-quarter 2004 showed a very sharp increase on first-quarter 2003. Net income group share (before goodwill amortisation and integration-related costs) came to € 710 million, up 52.0% compared to an admittedly lacklustre first-quarter 2003.

These results reflect: (i) the continued robust growth momentum in the retail banking business and its related activities (specialised financial services and asset management); (ii) stronger results from corporate and investment banking, chiefly due to a reduction in risk-related costs; and (iii) a sharply improved contribution from international retail banking.

While maintaining this strong pace of growth, the Crédit Agricole S.A. Group pressed ahead with the integration of Crédit Lyonnais and other adjustments to its scope of consolidation.

In the consumer credit business, Crédit Lyonnais' specialist subsidiary, Finalion, was merged into Sofinco at end-March, while Crédit Agricole S.A. increased its equity interest in Finaref to 90% (by purchasing a final 14.5% stake) and also acquired Dan Aktiv, a specialist in the Danish market. The asset management business finalised the sale of its UK private wealth management subsidiary, LACIM. Lastly, as anticipated, the corporate and investment banking business experienced the most significant changes ; in addition to the sale of Crédit Lyonnais Securities Europe, Crédit Lyonnais' corporate and investment banking arm was transferred to CAI end of April. The newly-formed subsidiary now operates under the brand name 'Calyon'. This large-scale and technically complex transaction was completed successfully, owing to the active support of the teams involved.

Furthermore, some 2,000 employees have already been relocated as part of the Group's efforts to bring together staff in each business line.

€ 41 million in integration-related costs were booked in first-quarter 2004. Provisions for these costs totalled € 810 million at end-March 2004.

Crédit Agricole S.A. Consolidated Results

Crédit Agricole S.A.'s net income group share for first-quarter 2004 came to € 506 million, up 68.1% compared to first-quarter 2003. Before goodwill amortisation and integration-related costs, net income group share was up 52.0% to € 710 million.

This improvement reflects a sharp increase in operating income from retail banking and related activities, and a stronger contribution from equity affiliates.

Gross operating income totalled € 875 million, rising by 25.2% compared to first-quarter 2003. This growth was driven by:

- a 6.4% increase in **net banking income** to € 3.048 billion, due mainly to very strong business levels in asset management, consumer credit and the Crédit Lyonnais network.
- controlled **operating expenses** (up 0.3%).

Risk-related costs amounted to € 196 million, down 3.4% versus first-quarter 2003.

The **contribution from equity affiliates** was up 42.6%, from € 216 million to € 308 million. This very strong growth was fuelled by a 12.5% increase in the Regional Banks' contribution (€ 216 million versus € 192 million) and a sharply improved contribution from Banca Intesa, which doubled from € 26 million at end-March 2003 to € 52 million.

Pre-tax ordinary income came to € 990 million, up 45.2% on first-quarter 2003.

Net income group share, before goodwill amortisation and integration-related costs, amounted to € 710 million, a rise of 52.0%, giving an annualised ROE of 12.4%.

in millions of €	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**2,866**	**3,048**	**+6.4**
Operating expenses	(2,167)	(2,173)	+0.3
Gross operating income	**699**	**875**	**+25.2**
Risk-related costs	(203)	(196)	(3.4)
Income from equity affiliates	216	308	+42.6
Net income on fixed assets	(30)	3	n.m.
Pre-tax ordinary income	**682**	**990**	**+45.2**
Integration-related costs	-	(41)	n.m.
Net income	**385**	**582**	**+51.2**
Net income group share	**301**	**506**	**+68.1**
Net income group share before goodwill amortisation and integration-related costs	**467**	**710**	**+52.0**

Financial Position

Crédit Agricole S.A.'s consolidated shareholders' equity group share totalled € 23.4 billion at end-March 2004.

Risk-weighted assets amounted to € 214.5 billion.

The overall solvency ratio was 8.8% (Tier 1 ratio: 8.0%).

Results by Business Line

Crédit Agricole S.A.'s six business lines made a much stronger contribution (+24.2%) to the Group's first-quarter income before goodwill amortisation and integration-related costs, generating **annualised ROE of 15.7%.**

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks recorded robust growth in first-quarter 2004. At the start of the year, the Group launched an aggressive marketing campaign for its retirement savings products, which helped it sell 550,000 contracts and establish itself as a prominent player in this market segment.

On- and off-balance sheet customer deposits outstanding (excluding securities and bonds) rose sharply by 8.3% (i.e. € 27 billion) to € 352.4 billion between end-March 2003 and end-March 2004.

The strong growth in bank deposits continued to be driven by precautionary and semi-liquid savings, with passbook deposits rising by 11.3% to € 49.7 billion and home-finance savings by 5.5% (up € 4.1 billion year-on-year). Sight deposits were up significantly by 8.4% year-on-year to € 57.9 billion.

Amounts outstanding in life insurance policies distributed by the Regional Banks grew faster by 12.0% to € 92.3 billion between end-March 2003 and end-March 2004. Amounts outstanding in mutual funds invested by the Regional Banks continued to rebound, posting a 15.1% year-on-year increase.

The new *Vert Croissance* time account launched in January 2004 is a success, attracting inflows of € 225 million in first-quarter 2004.

Lending activity continued to grow, both in terms of new lending and loans outstanding, especially in the mortgage loans segment. New medium- and long-term lending totalled €10.8 billion (including € 6.2 billion in mortgage loans), up 27.1% from first-quarter 2003.

The Regional Banks had € 226.5 billion of loans outstanding at end-March 2004, a year-on-year rise of 8.2%. This increase in lending stems from all segments, with sharper growth in mortgage loans (up 11.7% year-on-year) and a very strong performance in local authority finance (up 12.3%).

The average number of products and services per Regional Banks customer continued to rise, reaching 7.50 per current account at end-March 2004 versus 7.42 at end-March 2003. The total number of current accounts was up 163,000 year-on-year.

in millions of €	Q1-03	Q1-04	% change Q1-04/Q1-03
Income from equity affiliates	192	216	+12.5
Pre-tax ordinary income	192	216	+12.5
Tax	(36)	(49)	+36.1
Net income before goodwill amortisation	156	167	+7.1
Allocated capital (€ bn)		**3.0**	
ROE		**20.4%**	

For first-quarter 2004, **net banking income** from the Regional Banks (accounted for by the equity method) came to € 2.7 billion, up 8.2% versus first-quarter 2003. Fee income rose by 8.5% year-on-year and now accounts for 38% of net banking income from customers (a year-on-year increase of two percentage points). Due to tightly-controlled operating expenses (up 2.4%), the **cost/income ratio** continued to improve significantly, falling by 3.3 percentage points from 61.6% at end-March 2003 to 58.3%. **Gross operating income** rose by 17.6% versus first-quarter 2003 to € 1.1 billion.

Despite a tough economic background, **the cost of credit risk** remained well under control, amounting to 25 basis points in first-quarter 2004. Doubtful loans as a percentage of total loans outstanding fell to 3.9% (versus 4.2% a year earlier), while provisioning against bad loans stood at 68.1%.

As a result, the aggregate net income of the Regional Banks (equity-accounted at 25%) increased by 12.5% to € 216 million, while their overall contribution to Crédit Agricole S.A.'s consolidated net income before goodwill rose by 7.1% to € 167 million, due to tax on dividends from CCI and CCA equity securities.

Annualised ROE in this business line was 20.4 %.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

in millions of €	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**780**	**833**	**+6.8**
Operating expenses	(590)	(608)	+3.1
Gross operating income	**190**	**225**	**+18.4**
Risk-related costs	(41)	(44)	+7.3
Pre-tax ordinary income	**149**	**181**	**+21.5**
Exceptional items + Tax + FGBR	(47)	(55)	+17.0
Net income before goodwill amortisation	**102**	**126**	**+23.5**
Cost/income ratio	**75.6%**	**73.0%**	
Allocated capital (€ bn)	**2.1**	**2.2**	
ROE		**22.8%**	

The Crédit Lyonnais network enjoyed robust business levels in first-quarter 2004, fuelled by a strong commercial drive in all segments.

On- and off-balance sheet customer deposits outstanding increased sharply by 8.1% to € 111.2 billion between end-March 2003 and end-March 2004, owing to:

- an increase in deposit-taking, driven by a sharp rise in passbook deposits (up 18.9%) and robust growth in sight deposits (up 8.6%)
- a continued strong performance in life insurance, with outstandings rising by 10.3% to € 28 billion versus first-quarter 2003
- a sharp pick-up in mutual funds and securities (10.5% year-on-year rise), fuelled by the success of guaranteed funds.

Loans outstanding were up 10.1% to € 45.7 billion at end-March 2004, driven by a continued sharp increase in mortgage lending (up 14.6% year-on-year).

Net banking income from the Crédit Lyonnais network totalled € 833 million in first-quarter 2004, up 6.8% year-on-year, fuelled by a substantial increase in fee income ; cependant,(up 10.1% year-on-year), notably management and brokerage fees boosted by strong business levels. Net interest income was also higher (up 4.0%), driven by interest on funds taken. The average number of products per customer rose to 7.7 at end-March 2004 versus 7.5 a year earlier.

The **cost/income ratio** improved by 2.6 percentage points to 73%, as **operating expenses remained under control (up 3.1%)** in the context of a commercial development policy.

Gross operating income improved sharply by 18.4% to € 225 million in first-quarter 2004.

Risk-related costs totalled € 44 million in first-quarter 2004 (versus € 41 million in first-quarter 2003). Risk is still confined to a small number of specific SME exposures. Risk-related costs relative to risk-weighted assets held steady at 46 basis points in first-quarter 2004 versus 49bp at end-March 2003 and 45bp in full-year 2003.

Net income before goodwill amortisation came to € 126 million in first-quarter 2004, up 23.5% year-on-year.

Annualised ROE stood at 22.8%.

3. SPECIALISED FINANCIAL SERVICES

Specialised financial services continued to benefit from strong growth momentum in consumer lending.

This business line pursued its expansion in first-quarter 2004. In March 2004, Crédit Agricole S.A. acquired an additional 14.5% stake in Finaref, in accordance with the agreement signed with PPR, which has retained a 10% stake. Crédit Agricole S.A. also acquired Dan Aktiv, a Danish consumer credit company, which will be managed by Finaref. Lastly, Finalion's operations were merged into Sofinco at end-March, in line with the announced integration plan.

Consumer credit outstandings – mainly handled by Sofinco, Finaref and Lukas – continued to rise sharply by 18.2% to € 29.8 billion at end-March 2004. This growth stems from substantial new business (€ 4.2 billion, up 10.3% on first-quarter 2003), mainly fuelled by strong demand outside France (where new business was up 28.6%). Foreign subsidiaries' outstandings now account for nearly 25% of overall oustandings. In France, demand was underpinned by an increase in credit granted (+€ 3.4 billion between first-quarter 2003 and 2004) and by the ongoing build-up in the Sofinco/Crédit Lyonnais partnership (+€ 1.2 billion).

Net banking income from this business line was up 14.6% year-on-year, boosted by a sharp upturn in volumes. The 14.3% increase in operating expenses is mainly due to the rapid expansion of this business abroad and to the change of consolidation method of Credibom ; gross operating income rose by 15% to € 207 million in first-quarter 2004.

Risk-related costs came to € 81 million in first-quarter 2004 versus € 61 million in first-quarter 2003. These costs were exacerbated by the interest discount applicable to the restructured loan outstandings under the new accounting rules. Excluding this factor, risk-related costs rose by just 14.5%, in line with growth in the business.

Lease finance outstandings were up slightly by 1.3% to € 12.6 billion, despite adverse economic conditions and a 10% decline in new lending compared to first-quarter 2003.

Net income before goodwill amortisation from the leasing business came to € 8 million in first-quarter 2004.

The **factoring business** posted a modest profit in first-quarter 2004, despite a persistently tough environment. Revenues (factored receivables) held steady compared to first-quarter 2003, while overall factoring outstandings were down 6.5% year-on-year. Very few risk-related costs were booked during the first quarter.

in millions of €	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**512**	**576**	**+12.5**
Operating expenses	(299)	(334)	+11.7
Gross operating income	**213**	**242**	**+13.6**
Risk-related costs	(83)	(95)	+14.5
Income from equity affiliates	2	1	(50.0)
Pre-tax ordinary income	**132**	**148**	**+12.1**
Exceptional items (before integration-related costs) + Tax + FGBR	(42)	(58)	+38.1
Net income before goodwill amortisation	**90**	**90**	-
Cost/income ratio	**58.4%**	**57.7%**	
Allocated capital (€ bn)	**1.7**	**1.7**	
ROE		**20.2%**	

Overall **net banking income** in the specialised financial services business went up sharply by 12.5% to € 576 million, while **gross operating income** increased by 13.6% to € 242 million. Excluding Credibom in Portugal (accounted for by the equity method in first-quarter 2003), net banking income was up 9.8% and gross operating income was up 9.9%.

Pre-tax ordinary income stood at € 148 million, up 12.1% versus first-quarter 2003. **Net income before goodwill amortisation** amounted to € 90 million, showing no change on first-quarter 2003. Annualised ROE was 20.2%.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

Asset management and insurance reported excellent performances in first-quarter 2004. Assets under management soared by 13.6% year-on-year, reaching € 390.9 billion at end-March 2004, i.e. € 11.8 billion higher than at end-December 2003 (excluding double counting and after the disposal of LACIM, the UK private wealth management subsidiary).

Growth was particularly strong in **asset management**, with total assets under management rising by € 14.3 billion during first-quarter 2004, mainly driven by net new inflows (up € 10 billion). This brisk new business was mainly driven by corporate and institutional customers (up € 6.2 billion), high value-added activities (alternative asset management and structured products) and bonds (up €3.8 billion). Consequently, the Group's total assets under management rose to € 299.4 billion. As a result of efforts to bolster foreign operations during the previous year, assets under management outside France increased by 72.2%, accounting for 10% of total AUM.

The **private banking** business increased assets under management by 8.7% to € 82.4 billion (before taking into account the sale of LACIM, which managed € 7.1 billion in assets at end-2003). During first-quarter 2004, assets under management rose by € 1.8 billion on a comparable consolidation basis, driven by a € 390 million increase in net inflows and a rebound in the equity markets.

The **life insurance subsidiaries** reported a very satisfactory first quarter. Overall premium income was up sharply by 15.5% to € 4.9 billion at end-March 2004. Total assets under management amounted to € 127.9 billion, up 11% year-on-year (versus 9.1% over full-year 2003). This growth was driven by good

demand for traditional (non-unit-linked) policies (up 10.2% year-on-year) and even stronger demand for unit-linked policies (up 18.3% year-on-year), in line with the Group's strategy.

The **property & casualty insurance business** continued to record exceptionally buoyant growth. More than 179,000 new policies were issued, bringing the total number of outstanding policies to over 3.7 million. Personal accident insurance was still very popular, while farming insurance continued to take off (13,000 policies in first-quarter 2004). Quarterly premium income was up 19.8% compared to first-quarter 2003. The claims ratio at end-March 2004 was moderate (60.9%) while the combined ratio was excellent (87.8%)

in millions of €	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	611	680	+11.3
Operating expenses	(335)	(338)	+0.9
Gross operating income	276	342	+23.9
Risk-related costs	1	0	-
Income from equity affiliates	2	1	(50.0)
Pre-tax ordinary income	279	343	+22.9
Exceptional items (before integration-related costs) + Tax + FGBR	(94)	(121)	+28.7
Net income before goodwill amortisation	185	222	+20.0
Cost/income ratio	54.8%	49.7%	
Allocated capital (€ bn)	4.8	5.3	
ROE		16.7%	

Overall **gross operating income** in this business line was up 23.9% compared to first-quarter 2003 to € 342 million. This growth was boosted by strong net banking income (up 11.3%) coupled with steady operating expenses (up 0.9%).

Net income before goodwill amortisation came in at € 222 million, up 20% compared to first-quarter 2003. **ROE** was 16.7%.

5. CORPORATE AND INVESTMENT BANKING

The corporate and investment banking business posted contrasting performances in first-quarter 2004. Owing to a continued improvement in operating expenses (-5.9%), the fall of operating income was limited to -7.1% between the first quarter 2003 and 2004 ; however, operating income was up 1.3% at constant exchange rates.

in millions of €	Q1-03 pro forma	Q1-04	% change	
			Q1-04/Q1-03	At constant exchange rates
Net banking income	**1,070**	**1,003**	**(6.3)**	**(1.3)**
Operating expenses	(761)	(716)	(5.9)	(2.4)
Gross operating income	**309**	**287**	**(7.1)**	**+1.3**
Risk-related costs	(84)	(42)	(50.0)	
Net income on fixed assets	-	40	n.m.	
Pre-tax ordinary income	**225**	**285**	**+26.7**	
Exceptional items (before integration-related costs) + Tax + FGBR	(63)	(68)	+7.9	
Net income before goodwill amortisation and integration-related costs	**162**	**217**	**+34.0**	
Cost/income ratio	**71.1%**	**71.4%**		
Allocated capital (€ bn)	**8.3**	**8.0**		
ROE		**10.9%**		

Risk-related costs were drastically reduced by 50% compared to first-quarter 2003 falling to € 42 million.

Bolstered by this decrease in risk-related costs and € 40 million in net income on fixed assets, overall **net income before goodwill amortisation and integration-related costs** totalled € 217 million, up 34.0% versus first-quarter 2003, giving an annualised ROE of 10.9%.

These results reflect different performances in each business area.

Financing activities

in millions of €	Q1-03 pro forma	Q1-04	% change	
			Q1-04/Q1-03	At constant exchange rates
Net banking income	**495**	**459**	**(7.3)**	**(2.6)**
Operating expenses	(297)	(268)	(9.8)	(6.8)
Gross operating income	**198**	**191**	**(3.5)**	**+3.6**
Risk-related costs	(82)	(36)	(56.1)	
Net income on fixed assets	-	-	-	
Pre-tax ordinary income	**116**	**155**	**+33.6**	
Exceptional items (before integration-related costs) + Tax + FGBR	(28)	(44)	+57.1	
Net income before goodwill amortisation and	**88**	**111**	**+26.1**	

Integration-related costs			
ROE		9.1%	

Financing activities recorded a net income before goodwill amortisation of € 111 million, up 26.1% on first-quarter 2003, driven by two opposing factors:

- a 3.5% decline in gross operating income, due to a fall in revenues (-7.3%), in a general context of slump in overall loan demand, partially balanced by the reduction of operating expenses (-9.8%).
- and a sizeable 56.1% decrease in risk-related costs over the first quarter.

Annualised ROE was 9.1%.

<u>Capital markets and investment banking</u>

in millions of €	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03	% change At constant exchange rates
Net banking income	575	**544**	**(5.4)**	(0.2)
Operating expenses	(464)	(448)	(3.4)	+0.5
Gross operating income	**111**	**96**	**(13.5)**	**(2.9)**
Risk-related costs	(2)	(6)	x3	
Net income on fixed assets	-	40	n.m.	
Pre-tax ordinary income	**109**	**130**	**+19.3**	
Exceptional items (before integration-related costs) + Tax + FGBR	(35)	(24)	(31.4)	
Net income before goodwill amortisation and integration-related costs	74	**106**	**+43.2**	
ROE		**13.8%**		

Gross operating income was down 13.5% to € 96 million, due to a 5.4% decrease in NBI during first-quarter 2004, which stemmed from two contrasting factors:

- an increase in revenues from equity and advisory business (+€ 21 million), driven by an excellent performance in European and Asian brokerage, particularly towards the end of the quarter
- a sharp decline in revenues from fixed income business (- € 47 million).

Operating expenses were down 3.4% as a result of ongoing streamlining efforts.

Net income before goodwill amortisation, and after a € 40 million capital gain on share sales, stood at € 106 million, up 43.2% versus first-quarter 2003, giving an annualised **ROE** of 13.8%.

6. INTERNATIONAL RETAIL BANKING

The international retail banking business saw a sharp improvement in **net income** before goodwill amortisation, which more than doubled to reach € 92 million in first-quarter 2004, versus € 41 million in first-quarter 2003.

in millions of €	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**90**	**87**	**(3.3)**
Operating expenses	(73)	(70)	(4.1)
Gross operating income	**17**	**17**	**-**
Risk-related costs	(8)	(9)	+12.5
Income from equity affiliates	37	86	x2.3
Pre-tax ordinary income	**46**	**94**	**x2**
Exceptional items + Tax + FGBR	(5)	(2)	(60.0%)
Net income before goodwill amortisation	**41**	**92**	**x2.2**
Cost/income ratio	**81.1%**	**80.5%**	
Allocated capital (€ bn)	**2.3**	**2.6**	
ROE		**14.6%**	

This steep increase stems from a much higher contribution from **Banca Intesa** (€ 52 million versus € 26 million in first-quarter 2003).

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

The **net loss** from proprietary asset management and other activities was reduced from € 185 million in first-quarter 2003 to € 128 million in first-quarter 2004.

This uptrend stems from a sharp recovery (€ 66 million) in net banking income, chiefly due to the lack of markdowns on the proprietary equity book (giving a positive impact of € 99 million in first-quarter 2004).

The introduction of new Internal Financial Relations on 1 January 2004 did not have a material impact on the Savings/Advances margin.

in millions of €	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**(197)**	**(131)**	**(33.5)**
Operating expenses	(109)	(107)	(1.8)
Gross operating income	**(306)**	**(238)**	**(22.2)**
Risk-related costs	12	(6)	n.m.
Income from equity affiliates	(17)	4	n.m.
Net income on fixed assets	(30)	(37)	+23.3
Pre-tax ordinary income	**(341)**	**(277)**	**(18.8)**
Exceptional items (before integration-related costs) +Tax + FGBR	156	149	(4.5)
Net income before goodwill amortisation	**(185)**	**(128)**	**(30.8)**

__Crédit Agricole Group Consolidated Results__

In first-quarter 2004, the Crédit Agricole Group generated €1.138 billion in net income group share (before goodwill amortisation and integration-related costs), up 32.5% compared to the pro forma figure for first-quarter 2003.

This increase was mainly due to the combination of a strong organic growth, reflected by a 16.9% rise in gross operating income and controlled risk-related costs (up 6.4%).

Total shareholders' equity group share plus the Fund for General Banking Risks was € 43.6 billion at end-March 2004. The solvency ratio stood at 10.5% (Tier 1 ratio: 7.8%).

__Group financial data__

In millions of €	Q1-03* pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**5,597**	**5,964**	**+6.6%**
Operating expenses	(3,802)	(3,866)	+1.7%
Gross operating income	**1,795**	**2,098**	**+16.9%**
Risk-related costs	(330)	(351)	+6.4%
Income from equity affiliates	23	90	X3.9
Net income on fixed assets	(30)	7	n.m.
Pre-tax ordinary income	**1,458**	**1,844**	**+26.5%**
Integration-related costs	-	(41)	n.m.
Extraordinary items	(14)	(25)	+78.6%
Tax	(523)	(593)	+13.4%
Goodwill amortisation	(168)	(184)	+9.5%
FGBR	9	(8)	n.m.
Net income	**762**	**993**	**+30.3%**
Net income group share	**691**	**927**	**+34.2%**
Net income group share before goodwill and integration-related costs	**859**	**1,138**	**+32.5%**

* Unaudited by the auditors

The above data relate to the Crédit Agricole Group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Exhibit 6.1

Press releases issued by Crédit Agricole

Through June 30, 2004

Please see attached.

CRÉDIT AGRICOLE S.A.

CAISSE RÉGIONALE DE CRÉDIT AGRICOLE NORD DE FRANCE

CAISSE RÉGIONALE DE CRÉDIT AGRICOLE DU NORD-EST

Paris, 2 April 2004

Crédit Agricole S.A. (Belgique) – 50%-owned by Crédit Agricole's Nord de France and Nord-Est Regional Banks and Crédit Agricole S.A. – acquires Europabank

Crédit Agricole S.A. (Belgique) today announces that it has reached an agreement with Dutch financial group Achmea to acquire Belgian bank Europabank.

In July 2003, Crédit Agricole's Nord de France and Nord-Est Regional Banks, together with Crédit Agricole S.A., acquired 50% of Crédit Agricole S.A. (Belgique)'s capital and voting rights, and a 66.7% economic interest in the unit.

The acquisition of Europabank strengthens these entities' presence in Belgium and will help them pursue their development in this country.

Crédit Agricole
TRES BANQUE. TRES NATURE.

Press Release

Brussels, 2 April 2004

Crédit Agricole/Landbouwkrediet acquires Europabank

Crédit Agricole/Landbouwkrediet signed an agreement on 1 April 2004 with the Dutch financial group Achmea concerning the takeover of all the shares in Europabank NV/SA, on the basis of a valuation of 90 millions EUR. Finalisation of this acquisition is still subject to regulatory approval. Crédit Agricole/ Landbouwkrediet was assisted by Petercam in the transaction.

Europabank is a Belgian bank with its registered office in Ghent. The bank employs 256 people and has a network of 28 branches, all situated in urban areas.

Europabank, which specialises in consumer credit, has 70,000 customers including private individuals, retailers and small businesses, to whom it provides lending and savings services.

The key figures of Europabank are set out in the table below:

in EUR millions	**2003**
Loans and advances to customers	392.47
Customer deposits	553.61
Capital and reserves	49.51
Balance sheet total	618.13
Profit/loss	8.11

For Crédit Agricole/Landbouwkrediet this acquisition forms part of the new business plan which has been approved by shareholders both in Belgium (Caisses coopératives agricoles,Agricaisse and Lanbokas) and in France (Caisses Régionales du Crédit Agricole du Nord de France et du Nord-Est and SA Crédit Agricole France) based on a policy of both internal and external growth.

- Europabank has specific competencies, particularly in the areas of consumer credit, leasing and bank cards, which can be put to good use within Crédit Agricole/Landbouwkrediet.

- Alongside its niche policy, the retail banking activities will be developed on the basis of Europabank's branch network. Its commercial network will in fact strongly complement that of Crédit Agricole/Landbouwkrediet. The Crédit Agricole/Landbouwkrediet branches are run by self-employed agents and are mostly based in rural communities, while Europabank's branches only use employed staff and are situated in towns and cities.

To provide further information, a press conference organised by Crédit Agricole/Landbouwkrediet will take place this Friday 2 April 2004 at 11.30 at the Hotel "Le Méridien", Carrefour de l'Europe 3, 1000 Brussels (opposite the Central Station).

*

* *

Crédit Agricole Group, bd Sylvain Dupuis 251, 1070 Brussels.
Tel: 02 558 71 11 - Fax: 02 558 76 33 - E-mail: info@crelan.be
www.credit-agricole.be

23 April 2004

French retail banking - Crédit Lyonnais: appointments

Press release

The General Management of retail bank Crédit Lyonnais will comprise the two following committees from 26 April 2004:

1 – The Executive Committee, made up of:
- Jacques Baudouin, Deputy Chief Executive Officer, head of banking services for private individuals and professionals, and supervisor of the General Secretariat and Legal Department.

- Aline Bec, in charge of information systems, customer services and cash flows, and head of project commissioning.

- Jérôme Brunel, head of the Human Resources department and supervisor of banking services for businesses.

The Executive Committee will meet every week, and will be chaired by Georges Pauget, Chief Executive Officer of Crédit Lyonnais, who will also be directly in charge of Finance, Risks and Communications, as well as business planning.

2 – The General Management Committee, made up of the Executive Committee members plus:
- Francis Canterini, director of finance and risks.

- Michel Chariot, director of operations, North-West (DENO).

- Michel Delattre, head of the customer services and cash flows department (DSCF).

- Christian Deschaseaux, director of operations, Paris.

- Jean-Luc Duflot, director of business planning at Crédit Lyonnais and financial controller of banking services for private individuals and professionals.

- Michel Guigal, head of the private individual and professional customer department (DMPP), and Crédit Lyonnais media officer.

- Henri Mazzella, head of the French business customer department (DMEF).

The Head of Control and Audit and the General Secretary participate in the General Management Committee's activities.

The General Management Committee will meet every week and will be chaired by Georges Pauget.

30 April 2004

Bernard Delas joins Crédit Agricole S.A. to develop its international insurance activities

Press release

Bernard Delas has joined the Crédit Agricole S.A. group as head of international insurance.

Mr Delas will be responsible for preparing and implementing Crédit Agricole S.A.'s international growth strategy for its insurance business.

The entity directed by Mr Delas will be set up within the Crédit Agricole S.A. group and will report to Jean-Frédéric de Leusse, a member of the Executive Committee and head of International Retail Banking and Private Equity.

Bernard Delas, aged 55, was trained as an economist and has spent most of his career in the insurance industry.

From 1971 to 1989, he held a number of posts at SAMDA, a subsidiary of Assurances Mutuelles Agricoles, before joining Groupama Central as Director of Business Development in 1989. In 1990, Mr Delas was appointed Chief Executive of Groupama Nord Est, based in Rheims, before moving back to Groupama Central in 1993 as Chief Executive for French insurance business.

In 1995, he was appointed Chief Executive of Caisse Centrale Groupama and Groupama S.A, and in 1998 became Chairman of the Executive Committee of Groupama-GAN, a post he held until 2000. At the same time, he served as Chairman of Fédération Française des Sociétés d'Assurances Mutuelles (FFSAM) and Vice-Chairman of Fédération Française des Sociétés d'Assurances (FFSA).

In early 2001, Bernard Delas joined CNP Assurances as Chief Executive of CNP International. He was a member of the Executive Board of CNP Assurances from June 2002 to December 2003, since which time he has served as advisor to the Chairman of the Executive Board of CNP Assurances.

30 April 2004

Crédit Lyonnais and Crédit Agricole Indosuez shareholders give the go-ahead to Calyon

Press release

The extraordinary general meetings of shareholders of Crédit Lyonnais and Crédit Agricole Indosuez today approved the partial transfer by Crédit Lyonnais of Banque de Financement et d'Investissement (BFI) to Crédit Agricole Indosuez. Backdated to 1 January 2004, the transaction follows the tender offer made by Crédit Agricole S.A. for Crédit Lyonnais. It is also consistent with the policy of creating a subsidiary for the Credit Agricole Group's corporate banking activities.

The new entity formed by the partial merger has adopted the legal company name of "Calyon" and will trade under the brand name "Calyon, Corporate and Investment Bank". Accordingly, Calyon replaces BFI and Crédit Agricole Indosuez as from today and assumes the obligations of both entities.

The company's equity capital is €2,983,790,142, divided into 110,510,746 shares with a par value of €27, fully paid-in.

With offices in more than 60 countries, Calyon is specialised in corporate and investment banking and in capital market activities. Backed by the credit rating and financial strength of the Crédit Agricole S.A. group (AA-), Calyon is positioned to be a key player in the financial markets and ranks among Europe's leading corporate and investment banks.

10 May 2004

New organisation of Calyon's general management

Press release

Calyon, Crédit Agricole S.A.'s dedicated corporate and investment banking subsidiary, has been fully operational since 1 May 2004. On this date, as scheduled, the following events took place:

- Crédit Lyonnais' BFI corporate and investment banking unit was transferred to Credit Agricole Indosuez,

- operations were transferred to the new entity's systems, enabling it to provide the entire range of products and services to all customers.

Calyon therefore regroups all of the Crédit Agricole S.A.'s corporate and investment banking activities.

Calyon is a major player in Europe with 15,000 staff, operations in 60 countries and shareholders' equity of €10bn.

Calyon is now entering a new phase, in which it will integrate its teams further and implement its plans for commercial development and improved profitability.

Accordingly, Calyon's general management will be organised as follows:

- Edouard Esparbès, Calyon's CEO and head of the Executive Committee, will also take on the supervision of the corporate client relations and investment banking departments.

- Ariberto Fassati, First Deputy Chief Executive and member of the Executive Committee, will continue to supervise capital markets activities and the international network.

- Yves Perrier, member of the Executive Committee, will be put forward for the post of Deputy Chief Executive at the Board of Directors' meeting on 13 May. He will supervise the structured financing and brokerage business lines as well as the support functions.

Alain Papiasse has decided to explore other professional opportunities. He will act as an adviser to Edouard Esparbès on several major subjects until the summer.

11 May 2004

Crédit Agricole - Banque Commerciale du Maroc: strengthening strategic partnerships

Press release

Crédit Agricole S.A., a long-standing partner of Wafabank, and Banque Commerciale du Maroc, Wafabank's main shareholder, have signed an agreement confirming and strengthening their strategic partnerships, particularly in the areas of consumer credit and asset management. The Moroccan banking networks of BCM-Wafabank and Crédit Agricole S.A. - Crédit du Maroc will continue to be developed independently.

> Crédit Agricole S.A. to maintain a minority stake in Banque Commerciale du Maroc / Wafabank

Crédit Agricole S.A. has sold a 9.8% stake in Wafabank on the market, in agreement with Banque Commerciale du Maroc. It will subscribe its remaining 4.9% stake in Wafabank to the public share exchange offer, to retain a minority holding in Banque Commerciale du Maroc / Wafabank, thus reflecting its desire to consolidate their strategic partnerships.

> Banque Commerciale du Maroc to maintain its stake in Crédit du Maroc

The Banque Commerciale du Maroc group, which, directly or through its subsidiaries, holds a 33.67% stake in Crédit du Maroc, alongside Crédit Agricole S.A., which owns 51%, will maintain its stake at its current level, without representation on the Board of Crédit du Maroc.

> Strengthening strategic partnerships

The agreement between the two partners covers the continued ownership of stakes by Sofinco and Crédit Agricole Asset Management, subsidiaries of Crédit Agricole S.A., in Wafasalaf, a consumer credit company, and the BCM-Wafabank group's asset management company. In addition, Crédit du Maroc, a subsidiary of the Crédit Agricole S.A. group, will manage the distribution of consumer credit products through its network.

The success of this agreement has been confirmed by the desire of both partners to provide their joint subsidiaries with the financial resources necessary to cement their leading positions in their respective markets. This has already been demonstrated by Wafasalaf's signing of an agreement on 5 May to purchase Crédor, a Moroccan consumer credit company.

CRÉDIT AGRICOLE S.A.

Paris, 14 May 2004

Crédit Agricole S.A. first-quarter 2004 consolidated results

Sharp increase in results

• Gross operating income	€ 875 million (+25.2%)
• Pre-tax ordinary income	€ 990 million (+45.2%)
• Net income group share:	
before goodwill amortisation and integration-related costs	€ 710 million (+52.0%)
after goodwill amortisation and integration-related costs	€ 506 million (+68.1%)

Crédit Agricole S.A.'s consolidated results for first-quarter 2004 showed a very sharp increase on first-quarter 2003. Net income group share (before goodwill amortisation and integration-related costs) came to € 710 million, up 52.0% compared to an admittedly lacklustre first-quarter 2003.
These results reflect: (i) the continued robust growth momentum in the retail banking business and its related activities (specialised financial services and asset management); (ii) stronger results from corporate and investment banking, chiefly due to a reduction in risk-related costs; and (iii) a sharply improved contribution from international retail banking.

While maintaining this strong pace of growth, the Crédit Agricole S.A. Group pressed ahead with the integration of Crédit Lyonnais and other adjustments to its scope of consolidation.
In the consumer credit business, Crédit Lyonnais' specialist subsidiary, Finalion, was merged into Sofinco at end-March, while Crédit Agricole S.A. increased its equity interest in Finaref to 90% (by purchasing a final 14.5% stake) and also acquired Dan Aktiv, a specialist in the Danish market. The asset management business finalised the sale of its UK private wealth management subsidiary, LACIM. Lastly, as anticipated, the corporate and investment banking business experienced the most significant changes ; in addition to the sale of Crédit Lyonnais Securities Europe, Crédit Lyonnais' corporate and investment banking arm was transferred to CAI end of April. The newly-formed subsidiary now operates under the brand name 'Calyon'. This large-scale and technically complex transaction was completed successfully, owing to the active support of the teams involved.

Furthermore, some 2,000 employees have already been relocated as part of the Group's efforts to bring together staff in each business line.

€ 41 million in integration-related costs were booked in first-quarter 2004. Provisions for these costs totalled € 810 million at end-March 2004.

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Crédit Agricole S.A.'s net income group share for first-quarter 2004 came to € 506 million, up 68.1% compared to first-quarter 2003. *Before goodwill amortisation and integration-related costs, net income group share was up 52.0%* to € 710 million.

This improvement reflects a sharp increase in operating income from retail banking and related activities, and a stronger contribution from equity affiliates.

Gross operating income totalled € 875 million, rising by 25.2% compared to first-quarter 2003. This growth was driven by:

- a 6.4% increase in **net banking income** to € 3.048 billion, due mainly to very strong business levels in asset management, consumer credit and the Crédit Lyonnais network.
- controlled **operating expenses** (up 0.3%).

Risk-related costs amounted to € 196 million, down 3.4% versus first-quarter 2003.

The **contribution from equity affiliates** was up 42.6%, from € 216 million to € 308 million. This very strong growth was fuelled by a 12.5% increase in the Regional Banks' contribution (€ 216 million versus € 192 million) and a sharply improved contribution from Banca Intesa, which doubled from € 26 million at end-March 2003 to € 52 million.

Pre-tax ordinary income came to € 990 million, up 45.2% on first-quarter 2003.

Net income group share, before goodwill amortisation and integration-related costs, amounted to € 710 million, a rise of 52.0%, giving an annualised ROE of 12.4%.

€ m	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**2,866**	**3,048**	**+6.4**
Operating expenses	(2,167)	(2,173)	+0.3
Gross operating income	**699**	**875**	**+25.2**
Risk-related costs	(203)	(196)	(3.4)
Income from equity affiliates	216	308	+42.6
Net income on fixed assets	(30)	3	n.m.
Pre-tax ordinary income	**682**	**990**	**+45.2**
Integration-related costs	-	(41)	n.m.
Net income	**385**	**582**	**+51.2**
Net income group share	**301**	**506**	**+68.1**
Net income group share before goodwill amortisation and integration-related costs	**467**	**710**	**+52.0**

FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity group share totalled € 23.4 billion at end-March 2004.

Risk-weighted assets amounted to € 214.5 billion.

The overall solvency ratio was 8.8% (Tier 1 ratio: 8.0%).

RESULTS BY BUSINESS LINE

Crédit Agricole S.A.'s six business lines made a much stronger contribution (+24.2%) to the Group's first-quarter income before goodwill amortisation and integration-related costs, generating **annualised ROE of 15.7%.**

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks recorded robust growth in first-quarter 2004. At the start of the year, the Group launched an aggressive marketing campaign for its retirement savings products, which helped it sell 550,000 contracts and establish itself as a prominent player in this market segment.

On- and off-balance sheet customer deposits outstanding (excluding securities and bonds) rose sharply by 8.3% (i.e. € 27 billion) to € 352.4 billion between end-March 2003 and end-March 2004.
The strong growth in bank deposits continued to be driven by precautionary and semi-liquid savings, with passbook deposits rising by 11.3% to € 49.7 billion and home-finance savings by 5.5% (up € 5 billion year-on-year). Sight deposits were up significantly by 8.4% year-on-year to € 57.9 billion.
Amounts outstanding in life insurance policies distributed by the Regional Banks grew faster by 12.0% to € 92.3 billion between end-March 2003 and end-March 2004. Amounts outstanding in mutual funds invested by the Regional Banks continued to rebound, posting a 15.1% year-on-year increase.
The new *Vert Croissance* time account launched in January 2004 is a success, attracting inflows of € 225 million in first-quarter 2004.

Lending activity continued to grow, both in terms of new lending and loans outstanding, especially in the mortgage loans segment. New medium- and long-term lending totalled €10.8 billion (including € 6.2 billion in mortgage loans), up 27.1% from first-quarter 2003.
The Regional Banks had € 226.5 billion of loans outstanding at end-March 2004, a year-on-year rise of 8.2%. This increase in lending stems from all segments, with sharper growth in mortgage loans (up 11.7% year-on-year) and a very strong performance in local authority finance (up 12.3%).

The average number of products and services per Regional Banks customer continued to rise, reaching 7.50 per current account at end-March 2004 versus 7.42 at end-March 2003. The total number of current accounts was up 163,000 year-on-year.

€ m	Q1-03	Q1-04	% change Q1-04/Q1-03
Income from equity affiliates	192	216	+12.5
Pre-tax ordinary income	192	216	+12.5
Tax	(36)	(49)	+36.1
Net income before goodwill amortisation	156	167	+7.1
Allocated capital (€ bn)		**3.0**	
ROE		**20.4%**	

For first-quarter 2004, **net banking income** from the Regional Banks (accounted for by the equity method) came to € 2.7 billion, up 8.2% versus first-quarter 2003. Fee income rose by 8.5% year-on-year and now accounts for 38% of net banking income from customers (a year-on-year increase of two percentage points). Due to tightly-controlled operating expenses (up 2.4%), the **cost/income ratio** continued to improve significantly, falling by 3.3 percentage points from 61.6% at end-March 2003 to 58.3%. **Gross operating income** rose by 17.6% versus first-quarter 2003 to € 1.1 billion.
Despite a tough economic background, **the cost of credit risk** remained well under control, amounting to 25 basis points in first-quarter 2004. Doubtful loans as a percentage of total loans outstanding fell to 3.9% (versus 4.2% a year earlier), while provisioning against bad loans stood at 68.1%.

As a result, the aggregate net income of the Regional Banks (equity-accounted at 25%) increased by 12.5% to € 216 million, while their overall contribution to Crédit Agricole S.A.'s consolidated net income before goodwill rose by 7.1% to € 167 million, due to tax on dividends from CCI and CCA equity securities.

Annualised ROE in this business line was 20.4%.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

€ m	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**780**	**833**	**+6.8**
Operating expenses	(590)	(608)	+3.1
Gross operating income	**190**	**225**	**+18.4**
Risk-related costs	(41)	(44)	+7.3
Pre-tax ordinary income	**149**	**181**	**+21.5**
Exceptional items + Tax + FGBR	(47)	(55)	+17.0
Net income before goodwill amortisation	**102**	**126**	**+23.5**
Cost/income ratio	**75.6%**	**73.0%**	
Allocated capital (€ bn)	**2.1**	**2.2**	
ROE		**22.8%**	

The Crédit Lyonnais network enjoyed robust business levels in first-quarter 2004, fuelled by a strong commercial drive in all segments.

On- and off-balance sheet customer deposits outstanding increased sharply by 8.1% to € 111.2 billion between end-March 2003 and end-March 2004, owing to:

- an increase in deposit-taking, driven by a sharp rise in passbook deposits (up 18.9%) and robust growth in sight deposits (up 8.6%)
- a continued strong performance in life insurance, with outstandings rising by 10.3% to € 28 billion versus first-quarter 2003
- a sharp pick-up in mutual funds and securities (10.5% year-on-year rise), fuelled by the success of guaranteed funds.

Loans outstanding were up 10.1% to € 45.7 billion at end-March 2004, driven by a continued sharp increase in mortgage lending (up 14.6% year-on-year).

Net banking income from the Crédit Lyonnais network totalled € 833 million in first-quarter 2004, up 6.8% year-on-year, fuelled by a substantial increase in fee income (up 10.1% year-on-year), notably management and brokerage fees boosted by strong business levels. Net interest income was also higher (up 4.0%), driven by interest on funds taken. The average number of products per customer rose to 7.7 at end-March 2004 versus 7.5 a year earlier.

The **cost/income ratio** improved by 2.6 percentage points to 73%, as **operating expenses remained under control (up 3.1%)** in the context of a commercial development policy.

Gross operating income improved sharply by 18.4% to € 225 million in first-quarter 2004.

Risk-related costs totalled € 44 million in first-quarter 2004 (versus € 41 million in first-quarter 2003). Risk is still confined to a small number of specific SME exposures. Risk-related costs relative to risk-weighted assets held steady at 46 basis points in first-quarter 2004 versus 49bp at end-March 2003 and 45bp in full-year 2003.

Net income before goodwill amortisation came to € 126 million in first-quarter 2004, up 23.5% year-on-year. Annualised ROE stood at 22.8%.

3. SPECIALISED FINANCIAL SERVICES

Specialised financial services continued to benefit from strong growth momentum in consumer lending.

This business line pursued its expansion in first-quarter 2004. In March 2004, Crédit Agricole S.A. acquired an additional 14.5% stake in Finaref, in accordance with the agreement signed with PPR, which has retained a 10% stake. Crédit Agricole S.A. also acquired Dan Aktiv, a Danish consumer credit company, which will be managed by Finaref. Lastly, Finalion's operations were merged into Sofinco at end-March, in line with the announced integration plan.

Consumer credit outstandings – mainly handled by Sofinco, Finaref and Lukas – continued to rise sharply by 18.2% to € 29.8 billion at end-March 2004. This growth stems from substantial new business (€ 4.2 billion, up 10.3% on first-quarter 2003), mainly fuelled by strong demand outside France (where new business was up 28.6%). Foreign subsidiaries' outstandings now account for nearly 25% of overall oustandings. In France, demand was underpinned by an increase in credit granted (+€ 3.4 billion between first-quarter 2003 and 2004) and by the ongoing build-up in the Sofinco/Crédit Lyonnais partnership (+€ 1.2 billion).

Net banking income from this business line was up 14.6% year-on-year, boosted by a sharp upturn in volumes. The 14.3% increase in operating expenses is mainly due to the rapid expansion of this business abroad and to the change of consolidation method of Credibom ; gross operating income rose by 15% to € 207 million in first-quarter 2004.
Risk-related costs came to € 81 million in first-quarter 2004 versus € 61 million in first-quarter 2003. These costs were exacerbated by the interest discount applicable to the restructured loan outstandings under the new accounting rules. Excluding this factor, risk-related costs rose by just 15%, in line with growth in the business.
Lease finance outstandings were up slightly by 1.3% to € 12.6 billion, despite adverse economic conditions and a 10% decline in new lending compared to first-quarter 2003.
Net income before goodwill amortisation from the leasing business came to € 8 million in first-quarter 2004.

The **factoring business** posted a modest profit in first-quarter 2004, despite a persistently tough environment. Revenues (factored receivables) held steady compared to first-quarter 2003, while overall factoring outstandings were down 6.5% year-on-year. Very few risk-related costs were booked during the first quarter.

€ m	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**512**	**576**	**+12.5**
Operating expenses	(299)	(334)	+11.7
Gross operating income	**213**	**242**	**+13.6**
Risk-related costs	(83)	(95)	+14.5
Income from equity affiliates	2	1	(50.0)
Pre-tax ordinary income	**132**	**148**	**+12.1**
Exceptional items (before integration-related costs) + Tax + FGBR	(42)	(58)	+38.1
Net income before goodwill amortisation	**90**	**90**	-
Cost/income ratio	**58.4%**	**57.7%**	
Allocated capital (€ bn)	**1.7**	**1.7**	
ROE		**20.2%**	

Overall **net banking income** in the specialised financial services business went up sharply by 12.5% to € 576 million, while **gross operating income** increased by 13.6% to € 242 million. Excluding Credibom in Portugal (accounted for by the equity method in first-quarter 2003), net banking income was up 9.8% and gross operating income was up 9.9%.

Pre-tax ordinary income stood at € 148 million, up 12.1% versus first-quarter 2003. **Net income before goodwill amortisation** amounted to € 90 million, showing no change on first-quarter 2003. Annualised ROE was 20.2%.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

Asset management and insurance reported excellent performances in first-quarter 2004. Assets under management soared by 13.6% year-on-year, reaching € 390.9 billion at end-March 2004, i.e. € 11.8 billion higher than at end-December 2003 (excluding double counting and after the disposal of LACIM, the UK private wealth management subsidiary).

Growth was particularly strong in **asset management**, with total assets under management rising by € 14.3 billion during first-quarter 2004, mainly driven by net new inflows (up € 10 billion). This brisk new business was mainly driven by corporate and institutional customers (up € 6.2 billion), high value-added activities (alternative asset management and structured products) and bonds (up €3.8 billion). Consequently, the Group's total assets under management rose to € 299.4 billion. As a result of efforts to bolster foreign operations during the previous year, assets under management outside France increased by 72.2%, accounting for 10% of total AUM.

The **private banking** business increased assets under management by 8.7% to € 82.4 billion (before taking into account the sale of LACIM, which managed € 7.1 billion in assets at end-2003). During first-quarter 2004, assets under management rose by € 1.8 billion on a comparable consolidation basis, driven by a € 390 million increase in net inflows and a rebound in the equity markets.

The **life insurance subsidiaries** reported a very satisfactory first quarter. Overall premium income was up sharply by 15.5% to € 4.9 billion at end-March 2004. Total assets under management amounted to € 127.9 billion, up 11% year-on-year (versus 9.1% over full-year 2003). This growth was driven by good demand for traditional (non-unit-linked) policies (up 10.2% year-on-year) and even stronger demand for unit-linked policies (up 18.3% year-on-year), in line with the Group's strategy.

The **property & casualty insurance business** continued to record exceptionally buoyant growth. More than 179,000 new policies were issued, bringing the total number of outstanding policies to over 3.7 million. Personal accident insurance was still very popular, while farming insurance continued to take off (13,000 policies in first-quarter 2004). Quarterly premium income was up 19.8% compared to first-quarter 2003. The claims ratio at end-March 2004 was moderate (60.9%) while the combined ratio was excellent (87.8%)

€ m	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**611**	**680**	**+11.3**
Operating expenses	(335)	(338)	+0.9
Gross operating income	**276**	**342**	**+23.9**
Risk-related costs	1	0	-
Income from equity affiliates	2	1	(50.0)
Pre-tax ordinary income	**279**	**343**	**+22.9**
Exceptional items (before integration-related costs) + Tax + FGBR	(94)	(121)	+28.7
Net income before goodwill amortisation	**185**	**222**	**+20.0**
Cost/income ratio	**54.8%**	**49.7%**	
Allocated capital (€ bn)	**4.8**	**5.3**	
ROE		**16.7%**	

Overall **gross operating income** in this business line was up 23.9% compared to first-quarter 2003 to € 342 million. This growth was boosted by strong net banking income (up 11.3%) coupled with steady operating expenses (up 0.9%).

Net income before goodwill amortisation came in at € 222 million, up 20% compared to first-quarter 2003. **ROE** was 16.7%.

5. CORPORATE AND INVESTMENT BANKING

The corporate and investment banking business posted contrasting performances in first-quarter 2004. Owing to a continued improvement in operating expenses (-5.9%), the fall of operating income was limited to -7.1% between the first quarter 2003 and 2004 ; however, operating income was up 1.3% at constant exchange rates.

€ m	Q1-03 pro forma	Q1-04	% change	
			Q1-04/Q1-03	At constant exchange rates
Net banking income	**1,070**	**1,003**	**(6.3)**	**(1.3)**
Operating expenses	(761)	(716)	(5.9)	(2.4)
Gross operating income	**309**	**287**	**(7.1)**	**+1.3**
Risk-related costs	(84)	(42)	(50.0)	
Net income on fixed assets	-	40	n.m.	
Pre-tax ordinary income	**225**	**285**	**+26.7**	
Exceptional items (before integration-related costs) + Tax + FGBR	(63)	(68)	+7.9	
Net income before goodwill amortisation and integration-related costs	**162**	**217**	**+34.0**	
Cost/income ratio	**71.1%**	**71.4%**		
Allocated capital (€ bn)	**8.3**	**8.0**		
ROE		**10.9%**		

Risk-related costs were drastically reduced by 50% compared to first-quarter 2003 falling to € 42 million. Bolstered by this decrease in risk-related costs and € 40 million in net income on fixed assets, overall **net income before goodwill amortisation and integration-related costs** totalled € 217 million, up 34.0% versus first-quarter 2003, giving an annualised **ROE** of 10.9%.

These results reflect different performances in each business area.

<u>Financing activities</u>

€ m	Q1-03 pro forma	Q1-04	% change	
			Q1-04/Q1-03	At constant exchange rates
Net banking income	**495**	**459**	**(7.3)**	**(2.6)**
Operating expenses	(297)	(268)	(9.8)	(6.8)
Gross operating income	**198**	**191**	**(3.5)**	**+3.6**
Risk-related costs	(82)	(36)	(56.1)	
Net income on fixed assets	-	-	-	
Pre-tax ordinary income	**116**	**155**	**+33.6**	
Exceptional items (before integration-related costs) + Tax + FGBR	(28)	(44)	+57.1	
Net income before goodwill amortisation and integration-related costs	**88**	**111**	**+26.1**	
ROE		9.1%		

Financing activities recorded a net income before goodwill amortisation of € 111 million, up 26.1% on first-quarter 2003, driven by two opposing factors:

- a 3.5% decline in gross operating income, due to a fall in revenues (-7.3%), in a general context of slump in overall loan demand, partially balanced by the reduction of operating expenses (-9.8%).
- and a sizeable 56.1% decrease in risk-related costs over the first quarter.

Annualised ROE was 9.1%.

Capital markets and investment banking

€ m	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03	% change At constant exchange rates
Net banking income	**575**	**544**	**(5.4)**	**(0.2)**
Operating expenses	(464)	(448)	(3.4)	+0.5
Gross operating income	**111**	**96**	**(13.5)**	**(2.9)**
Risk-related costs	(2)	(6)	x3	
Net income on fixed assets	-	40	*n.m.*	
Pre-tax ordinary income	**109**	**130**	**+19.3**	
Exceptional items (before integration-related costs) + Tax + FGBR	(35)	(24)	(31.4)	
Net income before goodwill amortisation and integration-related costs	**74**	**106**	**+43.2**	
ROE		13.8%		

Gross operating income was down 13.5% to € 96 million, due to a 5.4% decrease in NBI during first-quarter 2004, *which stemmed from two contrasting factors:*

- an increase in revenues from equity and advisory business (+€ 21 million), driven by an excellent performance in European and Asian brokerage, particularly towards the end of the quarter
- a sharp decline in revenues from fixed income business (- € 47 million).

Operating expenses were down 3.4% as a result of ongoing streamlining efforts.

Net income before goodwill amortisation, and after a € 40 million capital gain on share sales, stood at € 106 million, up 43.2% versus first-quarter 2003, giving an annualised **ROE** of 13.8%.

6. INTERNATIONAL RETAIL BANKING

The international retail banking business saw a sharp improvement in **net income** before goodwill amortisation, which more than doubled to reach € 92 million in first-quarter 2004, versus € 41 million in first-quarter 2003.

€ m	Q1-03 pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**90**	**87**	**(3.3)**
Operating expenses	(73)	(70)	(4.1)
Gross operating income	**17**	**17**	**-**
Risk-related costs	(8)	(9)	+12.5
Income from equity affiliates	37	86	x2.3
Pre-tax ordinary income	**46**	**94**	**x2**
Exceptional items + Tax + FGBR	(5)	(2)	(60.0%)
Net income before goodwill amortisation	**41**	**92**	**x2.2**
Cost/income ratio	**81.1%**	**80.5%**	
Allocated capital (€ bn)	**2.3**	**2.6**	
ROE		**14.6%**	

This steep increase stems from a much higher contribution from **Banca Intesa** (€ 52 million versus € 26 million in first-quarter 2003).

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

The **net loss** from proprietary asset management and other activities was reduced from € 185 million in first-quarter 2003 to € 128 million in first-quarter 2004.
This uptrend stems from a sharp recovery (€ 66 million) in net banking income, chiefly due to the lack of markdowns on the proprietary equity book (giving a positive impact of € 99 million in first-quarter 2004).

The introduction of new Internal Financial Relations on 1 January 2004 did not have a material impact on the Savings/Advances margin.

€ m	**Q1-03 pro forma**	**Q1-04**	**% change Q1-04/Q1-03**
Net banking income	**(197)**	**(131)**	**(33.5)**
Operating expenses	(109)	(107)	(1.8)
Gross operating income	**(306)**	**(238)**	**(22.2)**
Risk-related costs	12	(6)	n.m.
Income from equity affiliates	(17)	4	n.m.
Net income on fixed assets	(30)	(37)	+23.3
Pre-tax ordinary income	**(341)**	**(277)**	**(18.8)**
Exceptional items (before integration-related costs) +Tax + FGBR	156	149	(4.5)
Net income before goodwill amortisation	**(185)**	**(128)**	**(30.8)**

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

In first-quarter 2004, the Crédit Agricole Group generated €1.138 billion in net income group share (before goodwill amortisation and integration-related costs), up 32.5% compared to the pro forma figure for first-quarter 2003.

This increase was mainly due to the combination of a strong organic growth, reflected by a 16.9% rise in gross operating income and controlled risk-related costs (up 6.4%).

Total shareholders' equity group share plus the Fund for General Banking Risks was € 43.6 billion at end-March 2004. The solvency ratio stood at 10.5% (Tier 1 ratio: 7.8%).

Group financial data

€ m	Q1-03* pro forma	Q1-04	% change Q1-04/Q1-03
Net banking income	**5,597**	**5,964**	**+6.6%**
Operating expenses	(3,802)	(3,866)	+1.7%
Gross operating income	**1,795**	**2,098**	**+16.9%**
Risk-related costs	(330)	(351)	+6.4%
Income from equity affiliates	23	90	X3.9
Net income on fixed assets	(30)	7	n.m.
Pre-tax ordinary income	**1,458**	**1,844**	**+26.5%**
integration-related costs	-	(41)	n.m.
Extraordinary items	(14)	(25)	+78.6%
Tax	(523)	(593)	+13.4%
Goodwill amortisation	(168)	(184)	+9.5%
FGBR	9	(8)	n.m.
Net income	**762**	**993**	**+30.3%**
Net income group share	**691**	**927**	**+34.2%**
Net income group share before goodwill and integration-related costs	**859**	**1 138**	**+32.5%**

* Unaudited by the auditors

The above data relate to the Crédit Agricole Group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

* * *

Presentation available on the website: www.credit-agricole-sa.fr

19 May 2004

Crédit Agricole S.A. general shareholders' meeting

Press release

Crédit Agricole S.A.'s general shareholders' meeting was held on Wednesday 19 May 2004. It was chaired by René Carron, the bank's Chairman, and Jean Laurent, its Chief Executive Officer.

Nearly one thousand shareholders attended this meeting. With a quorum of 68%, the general meeting was able to vote on all the resolutions proposed, including the extraordinary resolutions. All these resolutions were passed, with between 94% and 99% of voting rights.

The net dividend for 2003 was set at € 0.55 (excluding tax credits) and will be payable from 28 May 2004.

During this meeting, the shareholders voted in favour of appointing the following directors:

- Alain Dieval, Chief Executive Officer of the Caisse Régionale de Crédit Agricole* Nord de France
- Daniel Lebegue, Chairman of the Institut Français des Administrateurs (French Institute of Directors)
- Michel Michaut, Chairman of the Caisse Régionale de Crédit Agricole Champagne-Bourgogne.

The general shareholders' meeting also reappointed Messrs Pierre Bru, Yves Couturier, Pierre Kerfriden and Jean Le Brun as directors for a further three-year term.

**Caisse Régionale de Crédit Agricole: Crédit Agricole Regional Bank*

1 June 2004

Appointments - Calyon

Jérôme Grivet, head of Strategy and Development and secretary to Crédit Agricole S.A.'s Executive Committee, has also been appointed to Calyon's Management Committee, where he will be responsible for overseeing the Corporate Secretary's Office and setting up an Organisation division. In addition, he will coordinate and prepare the work of Calyon's Executive Committee.
Jérôme Grivet, 42, has been head of Strategy at Crédit Agricole S.A. since 2003. He spent the early part of his career in public service as a Treasury official and as the Prime Minister's Advisor on European Affairs. He joined Crédit Lyonnais in 1998 as the head of Finance and Management Control for its corporate banking division in France. In 2001, he became head of Strategy at Crédit Lyonnais. Jérôme Grivet is a graduate of the Essec business school and of the Institut d'Etudes Politiques in Paris. He is also a graduate of the ENA and an Inspecteur des Finances.

Jean Cédelle, who was previously deputy head of Control and Audit at Crédit Agricole S.A. and General Inspector at Crédit Lyonnais, has been appointed to Calyon's Management Committee as Head of Compliance. The Compliance and Financial Security departments will report to him in his new role.
Mr Cédelle, 57, held several positions at the Ministry of the Economy and Finance, in particular at the Treasury and Audit departments, before joining Crédit Lyonnais in 1983, where he was responsible for the bank's American operations and for Clinvest (mergers and acquisitions). He was appointed General Inspector at Crédit Lyonnais in 1999.
Jean Cédelle is a graduate of the Ecole Polytechnique, ENSAE and the Institut d'Etudes Politiques. He is an Inspecteur Général des Finances and Vice Chairman of the French Internal Audit Institute.

On July 1, **Jean-Paul Mazoyer** will join Calyon with responsibility for coordinating and overseeing all international network support functions.
Since September 2002, Mr Mazoyer, 39, has been head of Lending and Risk at Crédit Agricole Ile de France. He began his career at Crédit Lyonnais Switzerland and then moved to Accenture. He joined Caisse Nationale de Crédit Agricole (CNCA) in September 1996 as head of Distribution within the retail marketing department.
He then joined Crédit Agricole Ile de France in February 1998 as head of Marketing and Communications. Jean-Paul Mazoyer is a graduate of EM Lyon.

15 June 2004

Crédit Agricole S.A. in exclusive discussions with AXA - Private Equity with a view to selling part of its Private Equity portfolio

Press release

Crédit Agricole S.A. has confirmed that it is in exclusive discussions with AXA - Private Equity with a view to selling part of its Private Equity portfolio. This forms part of the Crédit Agricole Group's strategy of reorganising this business area as it brings together Crédit Lyonnais Private Equity and UI/IDIA.

These discussions in no way affect Calyon's strategy with regard to investment funds, which remain amongst its priority clients on a global basis.

Calyon currently occupies a leading position in the LBO segment in France, Europe and the USA, and the Crédit Agricole Group plans actively to continue in this business area, which has a central role to play in the development of its corporate and investment banking project.

Shareholder Newsletter No. 5

Dated March 2004

Please see attached.

Shareholder newsletter

CRÉDIT AGRICOLE S.A.



No. 5
March 2004



Jean Laurent
Chief Executive Officer



René Carron
Chairman

Dear Shareholder,

We can look back on 2003 with genuine satisfaction. It was an outstanding year, for several reasons. First and foremost, our earnings momentum combined with the brisk advance of our integration plans.

While we were wrapping up our acquisition of Finaref and successfully completing our bid for Crédit Lyonnais – followed by implementation of the integration process – our business lines were expanding quickly. And that is the second reason for our satisfaction: all our business lines turned in excellent performances, marked by strong growth. So not only will we be able to bear the costs generated by the alliance with Crédit Lyonnais, as forecast; we are also recommending a dividend of 0.55 euro per share to the Annual General Meeting. We achieved these healthy and robust results by pursuing the Group's traditionally cautious policy.

At the same time, we forged ahead with our plans for integration – an exceptional project on a scale unprecedented in Europe. We have now entered the implementation phase in all our business lines, both in France and internationally.

Naturally, our top priority is to maintain our close involvement in the management of the integration process. But this will not prevent us from remaining flexible and nimble, or from modifying our corporate structure. After the acquisitions and disposals announced in recent weeks, we are still examining all our business lines and our balance sheet with a view to rationalising our operating framework and paving the way for future developments.

We consider 2004 as a transitional year, in which we are determined to achieve two things. We will sustain our earnings momentum and ensure the success of the project of which your are an integral part, namely to build a leading banking group of European dimensions, a bank that is close to its customers and that maintains its service-focused traditions. Meanwhile, we will accentuate the policy of profitable expansion we announced just over two years ago when Crédit Agricole S.A. went public.

Jean Laurent René Carron

2003, an outstanding year

Crédit Agricole S.A. had an outstanding year in 2003. We successfully completed our bid for Crédit Lyonnais, finalised the acquisition of Finaref, and made good progress across all business lines.

Our new-look Group put in an excellent performance at operating level, while simultaneously wrapping up – on time and on target – one of French banking's biggest ever mergers.

An excellent operating performance

*To make comparison easier and facilitate operating performance evaluation, data are given **pro forma** as if Crédit Lyonnais were fully consolidated from 1 January 2002.*

The Group reported robust growth in FY2003. Net banking income was up by 9.1% to €12.7 billion. Excluding Finaref, which was consolidated from 1 January 2003, net banking income increased by 4.1%. Operating expenses rose by just 2.2%. Stripping out Finaref, they fell by 1.3%.
Gross operating income totalled €3.8 billion, a 29.5% increase over the previous year (19.8% excluding Finaref).

Risk-related costs rose 45.6% from a low comparison base in 2002. This results from Finaref's integration and an increase in risk coverage in the Crédit Lyonnais network, particularly for the small and midsized business segment.

The contribution from companies accounted for by the equity method increased by 80.6% compared with the previous year: the contribution from the Regional Banks was up and Banca Intesa's contribution improved sharply.

Overall, the Group's share of net income before goodwill amortisation and integration-related costs increased by 28.5% to €2.4 billion, giving a return on equity (ROE) of 10.6%.

The costs generated by the tie-up with Crédit Lyonnais came out at €513 million and included the costs of implementing synergies linked to staff mobility, IT costs and integration-related expenses. Added to this, a €532 million expense for goodwill amortisation was charged to Crédit Lyonnais' shareholders' equity. After these costs and goodwill, the Group's share of net income came to €1.14 billion, down 8.5% from 2002.

*Additionally, **Crédit Agricole S.A. owns a 25% controlling interest in the Regional Banks,** the share of their income being accounted for by the equity method at 25% in Crédit Agricole S.A.'s financial statements.*

Pro forma consolidated results

In millions of euros	2002	2003	Change
Net banking income	11,659	12,721	+9.1%
Operating expenses	(8,700)	(8,889)	+2.2%
Gross operating income	2,959	3,832	+29.5%
Net income Group share	1,246	1,140	-8.5%
Net income Group share before goodwill amortisation and integration-related costs	1,868	2,401	+28.5%

A strengthened financial structure

Crédit Agricole S.A.'s consolidated shareholders' equity totalled €23.6 billion at end-2003 compared with €20.7 billion at end-June 2003 and €15.4 billion at end-December 2002, i.e. a 52.7% increase over one year.

Adding in subordinated debt, preferred shares and the Fund for General Banking Risks, capital funds amounted to €47.1 billion.

At 31 December 2003, the overall solvency ratio stood at 8.9% and the Tier 1 ratio at 7.9%, compared with 8.2% and 7.5% respectively at the end of June 2003.

Capital funds

(Consolidated shareholders' equity, Fund for General Banking Risks [FGBR] and subordinated debt)

In billions of euros



26.3
26.8
47.1
9.6
15.0
9.8
15.4
18.7
23.6
Dec. 2001
Dec. 2002
Dec. 2003

Subordinated and related debt · Preferred shares · FGBR* · Consolidated shareholders' equity

*Fund for General Banking Risks

Excellent performance from all business lines

French retail banking – Regional Banks: continued buoyant growth

Net income*: €589 m ROE: 17.9%

- Strong growth in business and net banking income
- Further reduction in cost/income ratio through continued control over operating expenses
- Rigorous management of credit risk during the year

French retail banking – Crédit Lyonnais: sustained growth in the individual, professional and small business markets

Net income*: €501 m ROE: 23.5%

- Sharp increase in lending to individuals, professionals and small businesses
- Risk-related costs back to normal in second half
- Continued tight control over structural costs

Specialised financial services: a high-growth business

Net income*: €371 m ROE: 21.1%

- Consumer credit: strong growth in business driven by personal demand and also by partnerships and integration of Finaref. Excellent performance of foreign subsidiaries
- Leasing and factoring: business flat in a sluggish economic climate

Asset management, insurance and private banking: significant growth in contribution

Net income*: €870 m ROE: 17.0%

- Strong growth in assets under management
- Excellent performance in life insurance and P&C insurance, with a sharp rise in premium income
- Growth in assets under management in private banking, due to higher net inflows and the integration of Intesa BCI Suisse

Corporate and investment banking: strong growth in contribution to pre-tax ordinary income

Net income*: €782 m ROE: 10.5%

- Good business in capital markets and asset finance
- Sharp reduction in operating expenses
- Risk-related costs contained

International retail banking: recovery of contribution

Net income*: €223 m ROE: 9.3%

- Sharp recovery of contribution from Banca Intesa
- Non-recurrence of losses arising from withdrawal from Argentina
- FX impact on NBI

* Contribution to net income before goodwill amortisation and integration-related costs

Press release and presentation available on our website at credit-agricole-sa.fr

The process of integrating Crédit Agricole S.A. and Crédit Lyonnais is advancing according to schedule.

In 2004, the business segments of the Crédit Agricole S.A. group will tackle the operational aspects of the integration plan, including the legal formalities required to merge certain businesses. Meanwhile, the process of moving staff to new premises has already begun.

For some months, Crédit Agricole S.A. and Crédit Lyonnais staffmembers have been engaged in these far-reaching integration efforts. We are making good progress as we strive to build a new kind of universal retail bank and to forge a banking group that will set the standard in France and Europe.

"Our ambition is to build a group that is efficient and competitive in all its business lines, that acts as committed, solid and reliable partner for all sectors of the economy, and that comes ever closer to its customers' needs."

René Carron

A stage-by-stage merger

Much has been accomplished towards merging the two entities since Crédit Agricole S.A. acquired Crédit Lyonnais in June 2003. Staff in both groups have worked tirelessly to lay the groundwork for integrating business segments and subsidiaries, thus successfully completing France's biggest-ever bank merger. At the same time, they have displayed the utmost efficiency in maintaining activity across all business lines. As expected, all the executive appointments were made by end-October. Between November 2003 and March 2004, the working groups drew up 350 action plans. These plans, which cover all our business segments, are currently being implemented.

The legal formalities required to merge certain entities got under way in March 2004 and will continue throughout the year. Success will hinge on the way in which staff are assigned to their new business segments. Many employees will have to switch to new premises as part of this process: the first of these moves took place in February; the last is scheduled for early 2005. In the meantime, constructive talks are being held with employee representatives. A joint consultation committee was set up in September 2003, and discussions are in progress at the Group and individual-entity levels. Maintaining good industrial relations is crucial to the merger.



René Carron elected Strategist of the Year

Crédit Agricole S.A. Chairman René Carron was voted Strategist of the Year 2003 in a readers' poll organised by La Tribune newspaper. This annual award, created in 1989, is presented to the manager of a French company who has pursued the most effective strategy during the year.

Merging the business segments: selected examples

Efforts to merge the business segments are under way. Although all segments are affected, we are placing particular emphasis on asset management, corporate and investment banking, specialised financial services and insurance.

Asset management

As part of the integration plans, a new asset management company will be set up in June 2004, formed essentially from the combination of two subsidiaries, Crédit Agricole Asset Management (CAAM) and Crédit Lyonnais Asset Management (CLAM). CAAM and CLAM form a good business fit: CAAM has proven expertise in managing fixed-income products, while CLAM is an established specialist in equities and money-market instruments. The entity created by their merger will be a French leader in fund management and a major European player in terms of assets under management.

Corporate and investment banking

Crédit Agricole Indosuez and Crédit Lyonnais' corporate and investment banking arm are set to merge on 1 May 2004. The union of these two comparably-sized institutions will give rise to a new entity that ranks among Europe's top ten and whose clientele includes 95 per cent of France's 350 leading groups. Offering a comprehensive array of products and services and a footprint covering some 60 countries, the new bank will work to grow every area of its

Calyon, the new brand name for Crédit Agricole S.A.'s Corporate and Investment Banking business arm

In January Crédit Agricole S.A. announced the launch of the new brand name for its Financing and Investment Banking business: **Calyon, Corporate and Investment Bank***.

Launching this single brand, which amalgamates the predecessor brands Crédit Agricole Indosuez and Crédit Lyonnais, is a significant step forward in the integration process.

Calyon has all the existing strengths of Crédit Agricole Indosuez and Crédit Lyonnais, and its new name evidences the emergence of a shared corporate culture.

** The new brand will not be used until May 2004, once Crédit Lyonnais has made a partial asset transfer and the regulatory authorities have given the go-ahead.*

business, while striving constantly for commercial excellence and optimum profitability. The new entity will seek to extend its coverage of large and mid-sized businesses in France and Europe.

Specialised financial services

By combining the two groups' subsidiaries, Crédit Agricole is strengthening its position in the specialised financial services of consumer credit, lease-financing and factoring.

Crédit Agricole S.A. has consolidated its ranking as the French number-one for consumer credit following the acquisition of Finaref and after the Sofinco/Finalion merger on 31 March 2004. The planned merger of Ucabail and LixxBail in May 2004 will create the second-biggest lease financing firm in France. Meanwhile, in factoring, Transfact and Eurofactor lead the field in the domestic market.

Insurance

The merger of Crédit Agricole's and Crédit Lyonnais' insurance arms will give rise to the third-largest insurance group in France. The new entity will be structured around two business lines: property and casualty insurance with Pacifica, and life insurance with the combination of Predica and UAF, slated for June 2004. The insurance segment will seek to grow its business, notably by strengthening its position in life insurance and by accelerating the acquisition of market share in property and casualty insurance.

Other segments

We have touched on just a handful of the many projects being carried out to combine business activities as part of the merger. A host of others are in train, in areas including international private banking, quantitative asset management and the Group's central functions.

Efforts are also being made in areas like information systems, logistics and purchasing, where substantial savings stand to be made if the Group standardises services across business segments.

Key data on the Crédit Agricole – Crédit Lyonnais integration

- 250 work groups and sub-groups involving 2,000 people
- 350 practical projects launched since March 2004
- 40 companies in France, 16,000 employees in France and almost 25,000 worldwide are impacted
- Over 25 works councils consulted
- 8,000 people relocated in the Paris region within a few months, in 2004/early 2005, to group employees by business segment

General Management



Jean Laurent
Chief Executive Officer,
Crédit Agricole S.A.



Edouard Esparbès
Deputy Chief Executive Officer,
Crédit Agricole S.A.
Chief Executive Officer,
Calyon



Georges Pauget
Deputy Chief Executive Officer,
Crédit Agricole S.A.
Chief Executive Officer,
Crédit Lyonnais

In late 2003, the Board of Directors announced the departure of Dominique Ferrero and Marc Antoine Autheman. The Board expressed its gratitude to Mr Ferrero for his key role in bringing Crédit Agricole and Crédit Lyonnais together, and thanked Mr Autheman for his leadership of Crédit Agricole Indosuez.

Shareholders' questions

The following are questions raised by our shareholders, either by phone or at presentations and meetings.

What was the outcome of the October 2003 rights issue?

Many of our individual shareholders participated in the highly-successful €1.973 billion rights issue carried out by Crédit Agricole S.A. between 27 October and 7 November 2003. Not counting the subscription orders from the majority shareholder SAS Rue La Boétie, the issue was 1.5 times oversubscribed. Following completion of the issue, which resulted in the creation of 122,793,536 new shares, Crédit Agricole S.A.'s capital now comprises 1,473,522,437 shares.

Given the Parmalat situation, how has Intesa impacted Crédit Agricole S.A.'s financial statements?

Banca Intesa – of which Crédit Agricole S.A. is the majority shareholder – reported a marked upturn in profitability in 2003. Consolidated net income increased six-fold to €1.2 billion, despite the creation of a €288 million provision for Parmalat (providing risk cover of 80%). In 2003, Banca Intesa's contribution to Crédit Agricole S.A.'s earnings also improved substantially, coming out at a positive €115 million, compared with a negative €55 million in 2002.

What is the timeframe for the synergies expected from the tie-up with Crédit Lyonnais?

When we launched our bid in December 2002, we said we were aiming to achieve overall synergies of €760 million over a full year as of 2006. We stand by this target for 2006. That said, the timetable for unlocking synergies in the intervening years of 2004 and 2005 has been pushed back by the delay in closing the offer.

When will the dividend be paid?

The General Meeting of Shareholders on 19 May will be asked to approve a 2003 dividend of €0.55 per share (or €0.825 including the tax credit). The dividend will be paid on 28 May 2004.

Ownership of share capital at 31/12/2003


General public
45.55%
SAS Rue La Boétie[1]
52.38%
Crédit Agricole S.A.
2.07%
Group companies and SNC Crédit Agricole Transactions[2]

[1] A holding company for the Regional Banks' equity interests
[2] A holding company owned by the Regional Banks (90%) and Crédit Agricole S.A. Group (10%)

Crédit Agricole S.A. share data

Listing particulars

Crédit Agricole S.A. shares were listed on 14 December 2001.

ISIN code (formerly Euroclear/Sicovam code): FR0000045072

Symbol: ACA

Primary listing exchange: Euronext Paris

Market: Premier Marché (Continu A quotation group)

Indexes: Crédit Agricole S.A. is a component of the CAC 40 (France's leading index), the SBF 120 (120 most active shares) and Euronext 100 (the 100 highest capitalised companies on the regulated markets of Paris, Brussels, Amsterdam and Lisbon).

Investment data at 10 March 2004

No. of shares	1,473,522,437
Share price	€21.51
High/Low since 01/01/2004	
High (10/03/2004)	€21.51
Low (05/01/2004)	€18.98
Change since 01/01/2004	
Crédit Agricole S.A.	+13.6%
CAC 40	+5.6%
Market capitalisation	
(in millions of euros)	31,695
2003 data per share	
Net assets[1]	€15.45
Net income[2]	€1.63
Net dividend (excluding tax credit)[3]	€0.55

(1) After dividend payout (2) Before goodwill and integration-related costs (consolidated pro-forma accounts) (3) Subject to approval from the General Meeting of Shareholders



General Meeting of Shareholders

The General Meeting of Shareholders of Crédit Agricole S.A. will be held on Wednesday 19 May at 10 a.m. at the CNIT centre in the La Défense business district of Paris(1). All shareholders are entitled to attend this meeting, regardless of the size of their holding. Similarly, all shareholders have the right to vote, even if they are not in attendance.

TAKING PART

The procedures for participation depend on whether you hold registered or bearer shares.

- **If you hold registered shares,** you are not required to do anything. You will receive an invitation by mail. Return the completed admission card request form to Crédit Agricole Investor Services, and you will receive your card by mail shortly thereafter.
- **If you hold bearer shares,** you must request the financial intermediary that usually administers your shares(2) to provide you with an admission card and a certificate confirming that your shares have been made unavailable.

Note that your shares must be made unavailable at least five days before the meeting.

If you do not receive your admission card in time, you can still attend:

- by showing your ID at the welcome desk if you are a registered share holder
- by showing your ID and the certificate provided by your financial intermediary stating that your shares have been made unavailable(2), if you hold bearer shares.

Even if you are unable to attend the General Meeting, you will receive a report on the proceedings in the June issue of the Shareholder Newsletter. The same report can be found on our website.

(1) Take Line 1 of the Métro (subway) to La Défense business district
(2) Even if your intermediary is a Crédit Agricole Regional Bank

VOTING PROCEDURES

Naturally, you can cast your vote personally at the General Meeting. However, the following options allow you to vote without having to attend:

- **Postal vote:** using the postal vote form, you can express your position on each resolution by voting for or against, or by abstaining.
- **Proxy vote:** you can be represented by your spouse or by another shareholder at the meeting. To do this, complete the proxy vote form, stating the family name, first name and address of your representative.
- **Give a proxy to the Chairman of the meeting:** in so doing, you will automatically vote for all the resolutions proposed by the Board and vote against all other proposed resolutions.

In all three cases

- **if you hold registered shares,** use the form that comes with your invitation
- **if you hold bearer shares,** ask your financial intermediary for a form, which you should complete and send to Crédit Agricole Investor Services.

Don't forget to date and sign the form.

Remember that the bearer shares must be made unavailable within the agreed time limit, i.e. five days at the latest before the meeting, by the establishment managing your securities account.



Share price from 14 December 2001 to 10 March 2004


14 December 2001 = 100
150
120
90
60
30
€21.51
Crédit Agricole S.A.
DJ Stoxx Banques*
CAC 40
14 Dec. 2001
14 Feb. 2002
15 April
14 June
14 Aug.
14 Oct.
16 Dec.
14 Feb. 2003
14 April
13 June
14 Aug.
14 Oct.
16 Dec.
10 March 2004

* **DJ Stoxx Banques index:** European reference index for the banking sector

The Liaison Committee holds its first meetings

The creation of the Shareholder Liaison Committee, announced by Jean Laurent at the last General Meeting, was finalised in Summer 2003.

Representative of all Crédit Agricole S.A.'s shareholders, the 13-member Committee seeks to assist Crédit Agricole S.A. to better communicate with individual shareholders by improving the materials provided to them, such as the Annual Report, the Shareholder Newsletter and Handbook and the website. The Committee held its first meetings in September 2003 and February 2004. Among other business, the members were asked to give their opinion on the Shareholder Handbook and the abridged Annual Report and on the way in which shareholder meetings are organised.

Geographical representation of the Liaison Committee members





The Shareholder Liaison Committee members

From left to right

Front row: Francisco Cruz, Pierre Laguilhon, Anne-Marie Martin, Martine Fouache, René Carron, Chairman, Evelyne Guilhem, Bernard Leseur, Didier Lignon, Christophe Féral

Back row: Jean-Claude Bonetti, Jean Beaujouan, Roger Chinaud, Michel Maréchal, Alexandre Essayan, Yves Chevillotte, Deputy Chief Executive Officer*

*Yves Chevillotte opted to retire in November 2003

Contacts

Address
Crédit Agricole S.A.
Service Relations actionnaires
91-93, boulevard Pasteur
75710 Paris cedex 15, France

Website
www.credit-agricole-sa.fr

e-mail
infos.actionnaires@credit-agricole-sa.fr

Key dates

Presentation of 1Q-04 results:
18 May 2004

General Meeting of Shareholders:
19 May 2004

Dividend payout:
28 May 2004

Presentation of 1H-04 results:
8 September 2004

Presentation of results 2004 after nine months:
17 November 2004

CRÉDIT AGRICOLE S.A.

This newsletter (ref.7349DRI03/04) is published by the Investor Relations department of Crédit Agricole S.A. - 91-93 boulevard Pasteur 75015 Paris, France – Produced by econeo – Photo credits: Photo Alto – Hervé Thouroude – La Tribune

Exhibit 6.2 B

Shareholder Newsletter No. 6

Dated June 2004

Please see attached.

Shareholder newsletter

CRÉDIT AGRICOLE S.A.

No. 6
June 2004





Report on
the Combined General Meeting of Shareholders
Wednesday 19 May 2004



19 mai 2004

Around 1,000 shareholders attended Crédit Agricole S.A.'s third Annual General Meeting as a listed company, held at the CNIT conference centre in Paris on Wednesday, 19 May 2004. The shareholders present or represented at the meeting held 67.58% of votes.

Welcoming the participants, René Carron, the Chairman of Crédit Agricole S.A., thanked them for their trust and loyalty. He and Chief Executive Officer Jean Laurent looked back over performance in 2003 and early 2004, and sketched out the Group's future prospects.
Gilles de Margerie, the Group's Chief Financial Officer, reviewed the financial statements for 2003 and first-quarter 2004. The auditors then presented their reports on the 2003 accounts. After a session devoted to answering written questions put to the Board before the meeting, shareholders and senior management held a fruitful discussion. The shareholders then voted on the resolutions proposed by the Board of Directors, approving them all by a large majority.

"Crédit Agricole S.A. is a solid group and a remarkable performance-generator."

René Carron

Address by René Carron



René Carron, Chairman

A powerful, successful and ambitious group

René Carron began by noting the sharp acceleration in Crédit Agricole's development in recent years, from the IPO of late 2001 to the acquisition of Crédit Lyonnais in 2003.

Stressing that substantial progress had already been made in the process of integrating the two entities, Mr Carron observed that there were several reasons for the success of the undertaking: "*[because] it hinged on a friendly bid, because the proposal was a bold one, and because we ensured that all the conditions were in place to guarantee success. We had the backing of the Group, management and directors, a strong commitment from our staff and the support of our shareholders and partners*".

"The integration process is progressing swiftly in all areas. Our new-look group will be fully operational by the end of the year."

Jean Laurent

A governance structure that reflects Crédit Agricole's history and culture

The Chairman went on to review Group governance structure, which reflects Crédit Agricole's history, culture and values. "*The principle of decentralisation that we have adopted means that each company in the Group is a separate decision-making centre, with its own Board of Directors. This is a demanding approach from an organisational standpoint, but one that fosters transparency and responsibility.*" He pointed out that Crédit Agricole is the only French bank whose corporate and investment banking arm operates as a separate subsidiary, called Calyon. Like Crédit Agricole Indosuez before it, Calyon is now reporting its earnings. Major decisions are taken by a Board of Directors made up of independent outside directors as well as directors from within the Group.

Mr Carron also observed that long before the French parliament passed the New Economic Regulations Act, Crédit Agricole Group companies had been accustomed to drawing a distinction between the guidance, decision-making and supervisory roles, which are the preserve of the Chairman and the Board, and executive responsibilities, which lie with senior management.



Mutuality: synonymous with proximity, stability and a long-term view

The Chairman affirmed that "*mutuality enhances governance in the interests of the company and shareholders alike. Mutuality is intimately connected to proximity. It also promotes stability in our strategic decisions and in relations with partners and shareholders*". Crédit Agricole S.A.'s ownership structure, based around a clearly identified majority shareholder, protects the Group from any hostile takeover bid. The strong shareholder base also provides protection against market turbulence. And at a time when priority is all too often given to superficial or short-term considerations, mutuality means a focus on the long term. Sustainable development is an important goal for Crédit Agricole.

Presentations by Gilles de Margerie and the auditors

Financial statements for 2003 and first-quarter 2004



Gilles de Margerie
Group CFO

Gilles de Margerie, the Group's Chief Financial Officer, presented the financial statements for 2003. Please refer to Shareholder Newsletter No. 5 for a review of the Group's performance in 2003.

Mr de Margerie also reported on the earnings for the first quarter of 2004, which, he said, revealed "*very strong growth*". The Group's share of net income before goodwill and integration-related costs was up 52% on the first quarter of 2003 to EUR710 million. After goodwill and integration-related costs, the Group's share of net income rose by 68.1% to EUR506 million.

Commenting on these results, Mr de Margerie attributed the Group's performance to several factors: "*continued strong sales growth in retail banking and associated businesses, including specialised financial services and asset management; improved earnings in corporate and investment banking, owing in particular to a sharp reduction in risk-related costs; and a brisk rebound in the contribution from international retail banking*".

The auditors then presented their report, certifying that the annual financial statements gave a true and fair view of the Group's financial position.

Address by Jean Laurent

2003: an outstanding year



Jean Laurent
Chief Executive Officer

Jean Laurent, the Chief Executive Officer of Crédit Agricole S.A., looked back over developments in 2003. It was an outstanding year in many respects, first and foremost in terms of business and earnings. Describing the Group's 2003 earnings as "*healthy and robust*", Mr Laurent pointed out that this performance was achieved "*without breaking with the prudent policies that are one of the Group's trademarks*". He also singled out three important factors: the Group's sound and strong financial structure; efforts being made to gradually rebalance the contributions from the business lines; and the improving profitability of the business lines.

A strong share price performance

Mr Laurent reminded the meeting that the proposed dividend of EURO.55 represented an "*exceptionally high*" payout rate of above 70%, indicating that this was "*an expression of our recognition of the support and loyalty of our shareholders*".

He went on: "*The dividend comes alongside a good share price performance by Crédit Agricole S.A. Barely two years after flotation, Crédit Agricole S.A. has truly established itself on the market.*" Liquidity has been enhanced by the increase in the free float, which now stands at 40% of share capital, as well as by the rise in the number of shares outstanding following the share exchange offer to Crédit Lyonnais and the capital increase at the end of 2003. The share has consistently outperformed the CAC 40 index of leading stocks since the IPO in late 2001.

Continuing his remarks, Mr Laurent noted that "*we have made progress in shareholder relations. With 1.8 million shareholders, Crédit Agricole S.A. is one of the leading companies in the CAC 40 and we are aware of the responsibilities that this status entails*". He recalled the many channels of communication that have been set up for Crédit Agricole S.A. shareholders, including the Shareholder Newsletter, the freephone number with an interactive voice server, information sessions and the Shareholder Liaison Committee.

The pace of integration picks up

Mr Laurent went on to talk about the highlight of 2003 – the merger with Crédit Lyonnais – stating that "*impressive progress has been made in just one year*". Having prepared the ground, the new Group is now in the implementation phase and is sticking to its clear and realistic schedule. The main subsidiaries will be merged by the end of the second half.

The Group is moving forward

Mr Laurent concluded by looking ahead, with reference to discussions currently underway within the Group. The Regional Banks are in the process of defining their development plan, which will be the main item on the agenda at their autumn congress. The new Crédit Lyonnais is engaged in a similar process in a bid to enhance its commercial growth and economic effectiveness. By the end of the year, the main directions and prospects for all Crédit Agricole S.A. business lines will have been defined. "*A powerful period of change is underway, driven by reorganisation, new development, organic growth and acquisitions. The onus is on us to perform strongly in the short term as we strive to achieve our long-term ambitions.*"

The dividend of EURO.55 per share was paid on 28 May 2004.



On stage at the AGM:
From left to right: **Alain Lainé** – *Auditor – Cabinet Alain Lainé*, **Valérie Meeus** – *Auditor – Barbier Frinault et autres – Ernst & Young*, **Jean Laurent** – *Chief Executive Officer of Crédit Agricole S.A.*, **René Carron** – *Chairman of Crédit Agricole S.A.*, **Yves Couturier** – *FNCA General Secretary – Vice Chairman of SAS La Boétie*, **Jean-Marie Sander** – *FNCA Chairman – Chairman of SAS La Boétie*, **Jean-Luc Pothet** – *Head of the Central Secretariat of Crédit Agricole S.A.*

Votes on resolutions

Resolutions submitted for approval to the Ordinary General Meeting

First resolution

Approval of parent company's accounts for financial year 2003.

The resolution passed with 96.01% of the votes cast.

Second resolution

Approval of consolidated accounts for financial year 2003.

The resolution passed with 97.11% of the votes cast.

Third resolution

Appropriation of income and determination of dividend at €0.55 per share (€0.825 including tax credit).
Payable from: 28 May 2004.

The resolution passed with 99.92% of the votes cast.

Fourth resolution

Approval of the agreements governed by Articles L.225-38 *et seq* of the French Commercial Code.

The resolution passed with 99.61% of the votes cast.

Fifth resolution

Appointment of Alain Diéval, Chief Executive Officer of the Crédit Agricole Nord de France Regional Bank, as director.

The resolution passed with 97.19% of the votes cast.

Sixth resolution

Appointment of Daniel Lebègue, Chairman of the Institut Français des Administrateurs (French Institute of Directors), as director.

The resolution passed with 97.16% of the votes cast.

Seventh resolution

Appointment of Michel Michaut, Chairman of the Crédit Agricole Champagne-Bourgogne Regional Bank, as director.

The resolution passed with 96.77% of the votes cast.

Eighth resolution

Renewal of Pierre Bru's term as director.

The resolution passed with 98.40% of the votes cast.

Ninth resolution

Renewal of Yves Couturier's term as director.

The resolution passed with 97.16% of the votes cast.

Tenth resolution

Renewal of Pierre Kerfriden's term as director.

The resolution passed with 96.82% of the votes cast.

Eleventh resolution

Renewal of Jean Le Brun's term as director.

The resolution passed with 98.41% of the votes cast.

Twelfth resolution

Appointment of the following statutory auditors: PricewaterhouseCoopers Audit and Pierre Coll.

The resolution passed with 97.96% of the votes cast.

Thirteenth resolution

Authorisation to the Board of Directors to issue bonds and other debt securities.

- Maximum nominal amount: €20 billion.

The resolution passed with 99.93% of the votes cast.

Fourteenth resolution

Setting of total annual amount of fees allocated to directors (€670,000).

The resolution passed with 97.03% of the votes cast.

Fifteenth resolution

Authorization to the Board of Directors to trade in the company's shares.

- Maximum 10% of capital.
- Maximum amount: €2 billion.
- Maximum purchase price: €30.
- Minimum sale price: €3.
- Authorisation period: 18 months.

The resolution passed with 98.28% of the votes cast.

Resolutions submitted for approval to the Extraordinary General Meeting

Sixteenth resolution

Authorisation to the Board of Directors to issue securities that grant present or future rights to shares that have been or will be issued in connection with a capital increase (with the pre-emptive subscription right retained).

- Maximum nominal amount of capital increases: €1 billion.
- Authorisation period: 26 months.

The resolution passed with 99.91% of the votes cast.

Seventeenth resolution

Authorisation to the Board of Directors to issue securities that grant present or future rights to shares that have been or will be issued in connection with a capital increase, (with the pre-emptive subscription right waived).

- Maximum nominal amount of capital increases: €1 billion.
- Authorisation period: 26 months.

The resolution passed with 94.50% of the votes cast.

Eighteenth resolution

Authorisation to the Board of Directors to increase share capital by incorporating reserves, profits, share premiums or other items.

- Maximum nominal amount of capital increases: €3 billion
- Authorisation period: 26 months.

The resolution passed with 99.40% of the votes cast.

Nineteenth resolution

Authorisation to the Board of Directors to effect capital increases reserved for employees participating in a company savings scheme.

- Maximum nominal amount of capital increase: €150 million.
- Authorisation period: 5 years.

The resolution passed with 98.19% of the votes cast.

Twentieth resolution

Authorisation to the Board of Directors to reduce share capital by retiring shares.

- Subject to a limit of 10% of share capital per 24-month period.
- Authorisation period: 24 months.

The resolution passed with 99.91% of the votes cast.

Twenty-first resolution

Authorisations for formalities.

The resolution passed with 99.94% of the votes cast.



Shareholders' questions

The following summarises the main questions raised by shareholders either in writing or during the discussion with senior management.



Will it be possible to pay an interim dividend before the end of 2004 so that shareholders can benefit one last time from the dividend tax credit before it is abolished on 1 January 2005?

The elimination of the dividend tax credit will affect different shareholders in different ways. The impact of the change will vary according to the value of the dividends received and the shareholder's taxable income. For some shareholders, the tax burden will be largely unchanged from the old system, while for others it will go up. Distributing an interim dividend would be a costly move for the company, and hence the decision to take such a step would have to be based on the interests of all shareholders, not just one group. However, in response to the many requests from shareholders, the Chief Executive Officer is going to include the matter on the agenda of a forthcoming Board meeting. We will keep you informed of the Board's decision.

Is there an ethical charter for directors?

Yes. Crédit Agricole directors also receive a manual that details the rights and obligations of Group directors. This document was sent to the relevant parties in December 2001. Furthermore, a Code of Conduct, issued in September 2003, sets out the compliance rules for directors and employees throughout the Group.

Do you think return on equity can be further improved?

When it presented its bid for Crédit Lyonnais, Crédit Agricole S.A. detailed ROE targets for the Group and the business lines. Earnings in 2003 show that Crédit Agricole S.A. is meeting those objectives. We have made substantial progress in each of our business lines and there is still much room for improvement. We are working to cut costs, and our marketplace performance is strong.

How do you explain the number of outside members on the Board of Directors?

Of the 21 Board members, 18 are elected by the AGM and of these, four are from outside the Group. The other elected directors are senior Group managers – they include eight Regional Bank Chairmen and five Regional Bank CEOs – together with an employee representative from the Regional Banks. Although the Regional Bank Chairmen clearly cannot be considered to be independent outside directors, the process by which they are elected to chair their Regional Bank, i.e. by a ballot of stakeholders, and the nature of their relationship with Crédit Agricole S.A. make them largely independent from a governance standpoint.

What is the current situation at Banca Intesa?

The recovery plan introduced by management is bearing fruit. Banca Intesa has just reported excellent earnings. Crédit Agricole S.A. is supporting Banca Intesa – a major Italian bank in which we hold an interest of almost 17% – during its recovery period. Regarding Parmalat, Banca Intesa has indicated that it booked provisions covering most of its debts in the 2003 accounts and that any additional provisions should not have a material impact on earnings.



You can obtain a more detailed version of the minutes of the AGM from the Investor & Shareholder Information website at www.credit-agricole-sa.fr. All AGM-related information is also available under "Your Rights".

Investment data at 31 May 2004

No. of shares	1,473,522,437
Share price	€20.16
High/Low since 01/01/2004	
High (08/04/2004)	€21.72
Low (05/01/2004)	€18.98
Change since 01/01/2004	
Crédit Agricole S.A.	+6.50%
CAC 40	+3.14%
Market capitalisation	
(in millions of euros)	29,706
2003 data per share	
Net assets[1]	€15.45
Net income[2]	€1.63
Net dividend (excluding tax credit)	€0.55

[1] After dividend payout

[2] Before goodwill and integration-related costs (consolidated pro forma accounts)

Share price from 14 December 2001 to 31 May 2004

14 December 2001 = 100



€20.16
150
120
90
60
30
14/12/01
1/04/02
3/06/02
1/08/02
1/10/02
2/12/02
3/02/03
1/04/03
2/06/03
1/08/03
1/10/03
1/12/03
2/02/04
1/04/04
31/05/04

Crédit Agricole S.A. DJ Stoxx Banks* CAC 40

* **DJ Stoxx Banks Index:** European benchmark index for the banking sector.



2003 annual report

The full and abridged version of the 2003 annual report have just been published.

The full version – which is also the shelf-registration document approved by the Autorité des Marchés Financiers – is about 300 pages long and is divided into two main parts:

- business review, which presents key figures, corporate governance, business activities and sustainable development;
- financial and legal information, which includes the management report, financial statements and legal information.

The abridged version is 36 pages long and presents a summary of key events, business activities and results.

These documents are available in French or English and can be downloaded from the "Publications" section of our website.

Key dates

Presentation of H1-04 results:
8 September 2004

Publication of results for the first nine months of 2004:
17 November 2004

Contacts

Address
Crédit Agricole S.A.
Service relations actionnaires
91-93, boulevard Pasteur
75710 Paris cedex 15, France

Website
www.credit-agricole-sa.fr

e-mail
infos.actionnaires@credit-agricole-sa.fr

Keep abreast of latest development in Crédit Agricole S.A.

Sign up on our website to receive all press releases by e-mail.
You can also choose to receive the financial calendar and results presentations.

CRÉDIT AGRICOLE S.A.

The newsletter (ref. 7349SDRI - 05/04) is published by the Investor Relations Department of Crédit Agricole S.A., 91-93 boulevard Pasteur, 75015 Paris, France – Produced by éconéo – Photo credits: Photo Alto, Hervé Thouroude.

2004 Bank and Insurance Capital Conference Presentation

Dated March 22, 2004

Please see attached.

2004 Bank and Insurance Capital Conference

----

22 March 2004

CRÉDIT AGRICOLE S.A.

- ✓ **Crédit Agricole S.A. pro forma consolidated results**
- ✓ **Update on Crédit Agricole–Crédit Lyonnais integration**
- ✓ **Presentation of business lines results**
  - ➢ French retail banking – Regional Banks
  - ➢ French retail banking – Crédit Lyonnais
  - ➢ Specialised financial services
  - ➢ Asset management, insurance and private banking
  - ➢ Corporate and investment banking
  - ➢ International retail banking
  - ➢ Proprietary asset management and other activities
- ✓ **Crédit Agricole Group financial data**
- ✓ **The debt markets: a group with a structural presence**

2003

An outstanding year

2003 annual pro forma consolidated results

Net income group share, before goodwill and integration-related costs: € 2,401 m (+28.5%)

- Net income group share,
  before integration-related costs: € 1,501 m (+20.5%)
- Net income group share: € 1,140 m (-8.5%)

ROE: 10.6%*

* Based on Net income group share, before goodwill and integration-related costs.
Finaref consolidated from 1 January 2003

Q4-2003 pro forma consolidated results

Very strong operating performance

- Net banking income: € 3,431 m (+14.1%)
- Gross operating income: € 1,135 m (+49.0%)
- Pre-tax income: € 1,080 m (+45.7%)
- Integration-related costs : € 513 m (€ 361 m after tax)
- Net income group share,
  after goodwill and integration-related costs: € 24 m
  before goodwill and integration-related costs: € 757 m (+33.0%)

Crédit Agricole S.A. pro forma consolidated results

Pro forma consolidated income statement

€ m	2002	2003	% change 2003/2002	2003 Excl. Finaref	% change 2003/2002 Excl. Finaref
Net banking income	**11,659**	**12,721**	**+9.1%**	**12,135**	**+4.1%**
Operating expenses	(8,700)	(8,889)	+2.2%	(8,590)	(1.3%)
Gross operating income	**2,959**	**3,832**	**+29.5%**	**3,545**	**+19.8%**
Risk-related costs	(770)	(1,121)	+45.6%	(993)	+29.0%
Equity affiliates	474	856	+80.6%	854	+80.2%
Net income on fixed assets	(124)	(49)	(60.5%)	(76)	(38.7%)
Pre-tax income	**2,539**	**3,518**	**+38.6%**	**3,330**	**+31.2%**
integration-related costs	-	(513)	nm	(513)	nm
Net income	**1,421**	**1,493**	**+5.1%**	**1,454**	**+2.3%**
Net income group share	**1,246**	**1,140**	**(8.5%)**	**1,160**	**(6.9%)**
Net income group share before integration-related costs	**1,246**	**1,501**	**+20.5%**	**1,521**	**+22.1%**
Net income group share before goodwill and integration-related costs	**1,868**	**2,401**	**+28.5%**	**2,324**	**+24.4%**

Excellent performance from all business lines

Contribution of business lines to net income before goodwill and integration-related costs

€ m


2,754
+34.8%
2,043
464
528
192
688
503
(57)
(275)
589
501
371
870
782
223
(582)
2002
2003
French retail banking - Regional Banks
French retail banking - Crédit Lyonnais network
Specialised financial services
Asset management, insurance and private banking
Corporate and investment banking
International retail banking
Proprietary asset management and other activities

- ✓ Good commercial dynamics in both retail networks
- ✓ Strong growth in consumer credit and positive impact of Finaref's consolidation
- ✓ Sustained growth in contribution from asset management activities
- ✓ Sharp increase in contribution from corporate and investment banking due to tight control over costs and risks

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. pro forma consolidated results

High profitability from all business lines

€ bn	2003		
	Allocated capital	%	ROE
French retail banking – Regional Banks	3.0	13.3%	17.9%
French retail banking – Crédit Lyonnais	2.1	9.4%	23.5%
Specialised financial services	1.7	7.6%	21.1%
Asset management, insurance and private banking	5.1	22.7%	17.0%
Corporate and investment banking	8.0	35.5%	10.5%
International retail banking	2.6	11.5%	9.3%
Total business lines	**22.5**	**100%**	**14.8%**
Group			**10.6%**

- ✓ **Crédit Agricole S.A. pro forma consolidated results**
- ✓ **Update on Crédit Agricole–Crédit Lyonnais integration**
- ✓ **Presentation of business lines results**
  - ➢ French retail banking – Regional Banks
  - ➢ French retail banking – Crédit Lyonnais
  - ➢ Specialised financial services
  - ➢ Asset management, insurance and private banking
  - ➢ Corporate and investment banking
  - ➢ International retail banking
  - ➢ Proprietary asset management and other activities
- ✓ **Crédit Agricole Group financial data**
- ✓ **The debt markets: a group with a structural presence**

CRÉDIT AGRICOLE S.A.

Update on Crédit Agricole–Crédit Lyonnais integration

- ✓ Managerial structure fully operational within 6 months
- ✓ Mergers and integration between units
- ✓ Implementation now underway
- ✓ Human resources: a full agenda (Discussions with employee representatives bodies, negotiations…)
- ✓ Information systems: all major choices made
- ✓ A specific system for monitoring synergies

Update on Crédit Agricole–Crédit Lyonnais integration

Integration-related costs

- ✓ All provisions for integration-related costs booked in 2003
- ✓ 2003 results will include:
  - costs involved in implementing synergies (external mobility, property costs, information systems costs, etc.)
  - other integration-related costs (advisory bank fees, etc.)
- ✓ Accounting treatment
  - synergy-related costs borne by Crédit Lyonnais will essentially be charged directly to shareholders' equity (and added to goodwill)
  - costs borne by other group companies will be charged directly to income

Update on Crédit Agricole–Crédit Lyonnais integration

Integration-related costs

✓ integration-related costs charged to income	€ 513 m
▪ Synergy-related costs (A)	€ 374 m
▪ Other costs	€ 139 m
✓ Synergy-related costs borne by Crédit Lyonnais (B)	€ 532 m
✓ Total synergy-related costs incurred at end-2003 (A + B)	€ 906 m

Update on Crédit Agricole–Crédit Lyonnais integration

Full synergies achieved in 2006, revised timing

Forecast timing of synergies

(in millions of euros)	2003	2004	2005	2006
Estimated in December 2002	215	574	738	760
Revised in March 2004	**40**	**275**	**620**	**760**

- ✓ In December 2002, a **top-down** approach identified total full-year synergies of € **760 m** in 2006
- ✓ In March 2004, this target was confirmed by a **bottom-up** analysis carried out in the second half of 2003, using information provided by the working groups and sub-groups.
- ✓ The variance in 2004 is principally due to the delay in closing the offer compared with the initial timetable.
- ✓ 2005 will benefit from the full impact of measures mainly implemented during the second half of 2004, together with new measures adopted during the year

Update on Crédit Agricole–Crédit Lyonnais integration

Detailed synergies by business segment

(in millions of euros)	2003	2004 forecast	2006 target
Specialised financial services	1	4	43
Asset management, insurance and private banking	4	14	122
CAI/BFI	30	241	529
Central support functions	5	13	57
Retail banking			
Cash management/payment instruments	-	3	25
Information systems	Under analysis	Under analysis	Under analysis
TOTAL	**40**	**275**	**min. 760**

- ✓ **Crédit Agricole S.A. pro forma consolidated results**
- ✓ **Update on Crédit Agricole–Crédit Lyonnais integration**
- ✓ **Presentation of business lines results**
  - ➢ French retail banking – Regional Banks
  - ➢ French retail banking – Crédit Lyonnais
  - ➢ Specialised financial services
  - ➢ Asset management, insurance and private banking
  - ➢ Corporate and investment banking
  - ➢ International retail banking
  - ➢ Proprietary asset management and other activities
- ✓ **Crédit Agricole Group financial data**
- ✓ **The debt markets: a group with a structural presence**

Continued buoyant growth at Regional Banks

2003 Pre-tax income: € 630 m


2002
2003

Allocated capital: € 3.0 bn


2002
2003

2003 Net income before goodwill: € 589 m

ROE: 17.9%

- ✓ Strong growth in business and net banking income
  - ✓ On- and off-balance sheet customer funds: + 7% rise
  - ✓ Loan outstanding and new lending : +7.1 %
- ✓ Further reduction in cost/income ratio through continued control over operating expenses
  - ✓ Cost/income ratio 59,7% compared with 62,7% in 2002
  - ✓ Operating expenses : 1.8%
- ✓ Tight control over credit risk during the year
- ✓ Excellent contribution to Net income, before goodwill: up 26.9% on 2002

French retail banking – Regional Banks

Growth in customer assets and in loans outstanding and new lending

✓ New inflows of € 23 bn, a 7% rise compared with 3.2% in 2002 in customer assets

✓ New medium and long-term lending extremely buoyant :€ 42.1 bn (up 17.2% vs 2002)


€ bn
Customer assets
317.1
327.2
350.2
34,9
72,8
12,5
28,5
71,6
38,6
58,2
33,6
80,7
10,4
25,5
76,3
43,0
57,7
37,8
89,1
8,8
24,1
80,7
49,0
60,7
2001
2002
2003

Aggregate outstandings (excl. securities) from the Regional Banks network


€ bn
Loans outstanding
198.0
208.5
223.3
3.4
16.6
13.1
50.1
26.2
88.6
3.4
17.4
13.5
53.1
26.8
94.3
3.7
19.7
14.1
54.9
27.2
103.7
2001
2002
2003

Aggregate loans outstanding from the Regional Banks network

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Continued growth in income and a strong contribution from the Regional Banks

- ✓ Gross operating income up 15.0%, driven by growth in net banking income (up 7.0%, or 3.3% excluding return on investment of excess equity) and control over operating expenses (up 1.8%)
- ✓ Continued impact of prudential provisioning policy on risk-related costs
- ✓ Consolidated contribution from the Regional Banks up 35.8% (26.9% after tax on dividends received from Regional Banks)

€ m

Contribution of the Regional Banks accounted for by the equity method



Net banking income*
2003/2002: +7.0%
Q4/Q4: +3.9%
2003
11,040
2002
10,318
Gross operating profit*
2003/2002: +15.0%
Q4/Q4: +3.4%
2003
4,681
2002
4,070
Net profit*
2003/2002: +14.6%
Q4/Q4: +16.5%
2003
2,454
2002
2,141
Income from equity affiliates
2003/2002: +35.8%
Q4/Q4: +10.8%
2003
630
2002
464

* Aggregate results of the 43 Regional Banks accounted for by the equity method

CRÉDIT AGRICOLE S.A.

Strong business growth in 2003

2003 Pre-tax income: € 746 m


2002
2003

Allocated capital: € 2.1 bn


2002
2003

2003 net income before goodwill and integration-related costs: € 501 m

ROE: 23.5%

- ✓ Sustained growth in net banking income from individual, professional and small business markets (+4.5% vs 2002)
- ✓ Sharp increase in lending to individual, professional and small business customers (+12%) and loans to SMEs down 5.3%
- ✓ Risk-related costs back to normal levels in second half
- ✓ Continued tight control over structural costs.

French retail banking division – Crédit Lyonnais

€ m	2002	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**3,198**	**3,312**	**+3.6%**	**893**	**+8.0%**
Operating expenses	(2,354)	(2,409)	+2.3%	(620)	+3.0%
Gross operating income	**844**	**903**	**+7.0%**	**273**	**+21.3%**
Risk-related costs	(71)	(157)	x 2.2	(27)	+22.7%
Pre-tax income	**773**	**746**	**(3.5%)**	**246**	**+21.2%**
Exceptional items + tax + FGBR	(245)	(245)	-	(88)	+44.3%
Net income before goodwill amortisation	**528**	**501**	**(5.1%)**	**158**	**+11.3%**
Cost/income ratio	73.6%	72.7%		69.4%	
Allocated capital (€ bn)	2.1	2.1			
ROE		23.5%			

A high-growth business

2003 Pre-tax income: €592m


2002
2003

Allocated capital: €1.7bn


2002
2003

2003 net income before goodwill and integration-related costs: €371m

ROE: 21.1%

Consumer credit

- ✓ Strong growth in business driven by:
  - Demand from consumers and also through partnerships
  - Integration of Finaref
- ✓ Excellent performance of foreign subsidiaries
- ✓ Rise in operating expenses and provisions contained

Leasing and factoring

- ✓ Business flat in a sluggish economic climate.

Specialised financial services

Specialised Financial Services

€ m	2002	2003	% change		Q4-03	% change	
			2003/2002	2003/2002 Excl. Finaref		Q4-03/Q4-02	Q4-03/Q4-02 Excl. Finaref
Net banking income	**1,447**	**2,208**	**+52.6%**	**+10.6%**	**606**	**+62.0%**	**+17.6%**
Operating expenses	(919)	(1,264)	+37.5%	+7.4%	(345)	+42.6%	+7.4%
Gross operating income	**528**	**944**	**+78.8%**	**+16.3%**	**261**	**+97.7%**	**+36.4%**
Risk-related costs	(214)	(356)	+66.4%	+7.5%	(109)	+84.7%	+23.7%
Income from equity affiliates	4	4	-	-	-	-	-
Pre-tax income	**318**	**592**	**+86.2%**	**+21.4%**	**152**	**x 2.1**	**+46.6%**
Exceptional items (excluding integration-related costs) + tax + FGBR	(126)	(221)	+75.4%	+14.3%	(65)	x 2.3	+57.1%
Net income before goodwill amortisation	**192**	**371**	**+93.2%**	**+26.0%**	**87**	**+93.3%**	**+40.0%**
Cost/income ratio	63.5%	57.2%			56.9%		
Allocated capital (€ bn)	1.4	1.7					
ROE		21.1%					

CRÉDIT AGRICOLE S.A.

Significant growth in contribution

2003 Pre-tax income: € 1,300 m


2002
2003

Allocated capital: € 5.1 bn


2002
2003

2003 net income before goodwill and integration-related costs: € 870 m

ROE: 17.0%

- ✓ Strong growth in assets under management, up 10.6% vs 2002 to nearly € 380 bn
- ✓ Excellent performance in insurance activities, with a sharp rise in premium income:
  - 10.6% in life insurance
  - 14.9% in P&C insurance (excluding Finaref)

Asset management, insurance and private banking

Exceptionally strong inflows in all segments

- ✓ Assets under management up 10.6% (+ € 36.4 bn) to € 380 bn (excl. double counting)
  - Excellent performance driven by strong commercial drive in the networks and a recovery in the equity markets



Assets under management
€ bn
92,4
103,8
343,1
254,1
83,0
113,2
343,5
253,8
87,7
123,5
379,8
285,8
2001
2002
2003
CAC 40:
3,064
3,558

	% change 2003/2002
Asset under management (excl. double counting)	**+10.6**
Private banking	+5.6
Life insurance	+9.1
Asset management	+12.6

Asset management, insurance and private banking

€ m	2002	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**2,377**	**2,635**	**+10.9%**	**728**	**+17.6%**
Operating expenses	(1,386)	(1,343)	(3.1%)	(319)	(11.6%)
Gross operating income	**991**	**1,292**	**+30.4%**	**409**	**+58.5%**
Risk-related costs	(15)	1	nm	7	+16.7%
Income from equity affiliates	4	7	+75.0%	3	x 3
Net income on fixed assets	16	-	nm	-	nm
Pre-tax income	**996**	**1,300**	**+30.5%**	**419**	**+58.1%**
Exceptional items (excluding integration-related costs) + tax + FGBR	(308)	(430)	+39.6%	(125)	+54.3%
Net income before goodwill amortisation	**688**	**870**	**+26.5%**	**294**	**+59.8%**
Cost/income ratio	58.3%	51.0%		43.8%	
Allocated capital (€ bn)	4.7	5.1			
ROE		17.0%			

Strong growth in contribution to pre-tax income

2003 pre-tax income: € 1,101 bn


2002
2003

Allocated capital: € 8.0 bn


2002
2003

2003 net income before goodwill and integration-related costs: € 782 m

ROE: 10.5%

✓ Gross operating income up 30.7%, driven by:

- Good business in capital markets and asset finance
- Sharp reduction in operating expenses (down 5.2% vs 2002)

✓ Risk-related costs contained (up 3.1%), despite a prudent provisioning policy

✓ Excluding impact of FX, year-on-year changes were:

- NBI: +12.4%
- Operating expenses: +0.7%
- Gross operating income: +43.0%

2003 results by business activity

€ m	Investment banking and capital markets			Financing activities		
	2002	2003	% change 2003/2002	2002	2003	% change 2003/2002
Net banking income	**2,440**	**2,688**	**+10.2%**	**2,106**	**2,075**	**(1.5%)**
Operating expenses	(2,000)	(1,946)	(2.7%)	(1,287)	(1,171)	(9.0%)
Gross operating income	**440**	**742**	**+68.6%**	**819**	**904**	**+10.4%**
Risk-related costs	16	17	+6.3%	(560)	(578)	+3.2%
Net income on fixed assets	16	8	(50.0%)	-	17	nm
Pre-tax income	**472**	**767**	**+62.5%**	**259**	**343**	**+32.4%**
Exceptional items (excluding integration-related costs) + tax + FGBR	(132)	(221)	+67.4%	(96)	(107)	+11.5%
Net income before goodwill amortisation	**340**	**546**	**+60.6%**	**163**	**236**	**+44.8%**
ROE		19.4%			5.4%	

Corporate and Investment Banking

€ m	2002	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**4,546**	**4,763**	**+4.8%**	**1,181**	**(2.0%)**
Operating expenses	(3,287)	(3,117)	(5.2%)	(778)	(8.1%)
Gross operating income	**1,259**	**1,646**	**+30.7%**	**403**	**+12.6%**
Risk-related costs	(544)	(561)	+3.1%	(156)	+3.3%
Income from equity affiliates	-	-	-	-	-
Net income on fixed assets	16	25	-	27	nm
Pre-tax income	**731**	**1,110**	**+51.8%**	**274**	**+32.4%**
Exceptional items (excluding integration-related costs) + tax + FGBR	(228)	(328)	+43.9%	(74)	+19.3%
Net income before goodwill amortisation	503	782	+55.5%	200	+37.9%
Cost/income ratio	72.3%	65.4%		65.9%	
Allocated capital (€ bn)	8.4	8.0			
ROE		10.5%			

Recovery of contribution from international retail banking

2003 pre-tax income: € 237 m


2003
2002
negative

Allocated capital: € 2.6 bn


2002
2003

2003 net income before goodwill and integration-related costs: € 223 m

ROE: 9.3%

✓ Sharp recovery of contribution from Banca Intesa, to € 115 m at 31 December 2003 (against € (55) m at 31 December 2002)

✓ FX impact on NBI

CRÉDIT AGRICOLE S.A.

International retail banking

International retail banking

€ m

	2002	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**411**	**359**	**(12.7%)**	**83**	**(14.4%)**
Operating expenses	(308)	(279)	(9.4%)	(62)	(7.5%)
Gross operating income	**103**	**80**	**(22.3%)**	**21**	**(30.0%)**
Risk-related costs	(126)	(52)	(58.7%)	(14)	(51.7%)
Income from equity affiliates	41	209	x 5.1	57	x 19
Net income on fixed assets	(33)	-	nm	-	nm
Pre-tax income	**(15)**	**237**	**nm**	**64**	**x 16**
Exceptional items +tax +FGBR	(42)	(14)	nm	(2)	(81.8%)
Net profit before goodwill amortisation	**(57)**	**223**	**nm**	**62**	**nm**
Cost/income ratio	74.9%	77.7%		74.7%	
Allocated capital (€ bn)	2.3	2.6			
ROE		9.3%			

Proprietary asset management and other activities

Impact of mark-down of equity investments

2003 pre-tax income: € (1,097) m


2002
negative
2003

- ✓ Mark-down of proprietary equity book: negative impact on NBI € (187) m, a deterioration of € 84 m vs 2002.
  A low mark-down in Q4-03: € (7) m vs € (180) m for the first three quarters.
- ✓ Cost of financing investments before tax (NBI): around €1,000 m over the year:
  - Finaref: € 100 m
  - Crédit Lyonnais: € 440 m
  - CCI and CCA of Regional banks: € 360 m
  - Other: € 100 m
- ✓ Adjustment of fair value of holding in Rue Impériale – exceptional write-down of goodwill: post-tax impact € (154) m
- ✓ Implementation from 1 January 2004, of new Internal Financial Relations. No material impact on Savings/Advances margin.

2003 net income before goodwill and integration-related costs: €(582)m

CRÉDIT AGRICOLE S.A.

Proprietary asset management and other activities

Proprietary asset management and other activities

€ m	2002	2003	% change 2003/2002	Q4-03	% change Q4-03/Q4-02
Net banking income	**(320)**	**(556)**	**+73.8%**	**(60)**	**(48.3%)**
Operating expenses	(446)	(477)	+7.0%	(172)	+37.6%
Gross operating income	**(766)**	**(1,033)**	**+34.9%**	**(232)**	**(3.7%)**
Risk-related costs	200	4	nm	(17)	nm
Income from equity affiliates	(39)	6	nm	5	(72.2%)
Net income on fixed assets	(123)	(74)	nm	(5)	nm
Pre-tax income	**(728)**	**(1,097)**	**+50.7%**	**(249)**	**+48.2%**
Exceptional items (excluding integration-related costs) + tax + FGBR	453	515	+13.7%	114	(9.5%)
Net income before goodwill amortisation	(275)	(582)	x 2.1	(135)	x 3.2

Crédit Agricole S.A. pro forma consolidated results

A sound balance sheet

- Shareholders' equity up 52.7%
- Risk-weighted assets up € 111.3 bn vs 31 December 2002 due to consolidation of Finaref (€ 4.2 bn) and of Crédit Lyonnais (€ 101.0 bn)
- Increase in regulatory capital (preferred shares and subordinated debt)
- Impact of Crédit Lyonnais acquisition on first half solvency ratios and sharp increase in the second half

Capital
(Shareholders' equity, FGBR and subordinated debt)


€ bn
26.3
9.6
1.7
15.0
26.8
9.8
1.6
15.4
47.1
18.7
2.9
1.9
23.6
Dec 01
Dec 02
Dec 03

	% change 2003/2002
Subordinated debt and similar*	+91.7%
Preferred shares	issued in 2003**
FGBR	+20.1%
Shareholders' equity	+52.7%
Total	+75.9%

* Including cash advance from Regional Banks and lower Tier one capital
** Excluding € 750 bn issued by Crédit Lyonnais Preferred Capital 1 LLC in April 2002

N.B.: allocated capital based on Crédit Agricole S.A. consolidated financial statements

Risk-weighted assets (€ bn) and Cooke ratio (%)


€ 109.1bn
€ 101.2 bn
€ 219.0 bn
€ 212.5 bn
9.1%
8.5%
9.0%
8.8%
8.2%
7.5%
8.9%
7.9%
Dec 01
Dec 02
Jun 03
Dec 03
International solvency ratio
Of which Tier 1

CRÉDIT AGRICOLE S.A.

- ✓ **Crédit Agricole S.A. pro forma consolidated results**
- ✓ **Update on Crédit Agricole–Crédit Lyonnais integration**
- ✓ **Presentation of results by business lines**
  - ➢ French retail banking – Regional Banks
  - ➢ French retail banking – Crédit Lyonnais
  - ➢ Specialised financial services
  - ➢ Asset management, insurance and private banking
  - ➢ Corporate and investment banking
  - ➢ International retail banking
  - ➢ Proprietary asset management and other activities
- ✓ **Crédit Agricole Group financial data**
- ✓ **The debt markets: a group with a structural presence**

Crédit Agricole Group consolidated pro forma income statement

€ m	2002	2003	% change 2003/2002
Net banking income	**22,060**	**23,886**	**+8.3%**
Operating expenses	(15,277)	(15,592)	+2.1%
Gross operating income	**6,783**	**8,294**	**+22.3%**
Risk-related costs	(1,359)	(2,007)	+47.7%
Income from equity affiliates	6	219	nm
Net income on fixed assets	(144)	(101)	+29.9%
Pre-tax income	**5,286**	**6,405**	**+21.2%**
integration-related costs	-	(513)	nm
Exceptional items	(286)	(151)	(47.2%)
Tax	(1,540)	(1,963)	+27.5%
Goodwill amortisation	(654)	(926)	+41.6%
FGBR	(171)	207	nm
Net income	**2,635**	**3,059**	**+16.1%**
Net income group share	**2,505**	**2,757**	**+10.1%**
Net income group share before goodwill and integration-related costs	**3,159**	**4,044**	**+28.0%**

Crédit Agricole Group consolidated capital

€ bn	Dec 01	Dec 02	Jun 03	Dec 03
Equity group share	28.4	29.8	35.8	38.6
FGBR	4.1	4.3	4.9	4.6
Preferred shares	-	-	1.4	2.9
Subordinated debt	8.4	10.2	18.7	17.5
Total risk-weighted assets	280.6	292.2	409.3	411.9
International Solvency Ratio	**11.8%**	**11.7%**	**9.8%**	**10.5%**
Tier 1 ratio	**10.8%**	**10.8%**	**7.1%**	**7.6%**

- ✓ **Crédit Agricole S.A. pro forma consolidated results**
- ✓ **Update on Crédit Agricole–Crédit Lyonnais integration**
- ✓ **Presentation of results by business lines**
  - ➢ French retail banking – Regional Banks
  - ➢ French retail banking – Crédit Lyonnais
  - ➢ Specialised financial services
  - ➢ Asset management, insurance and private banking
  - ➢ Corporate and investment banking
  - ➢ International retail banking
  - ➢ Proprietary asset management and other activities
- ✓ **Crédit Agricole Group financial data**
- ✓ **The debt markets: a group with a structural presence**

The debt markets: a group with a structural presence

✓ Overall medium to long-term refinancing policy

✓ Means of implementing this policy

✓ Review of past medium to long-term issues

✓ Indicative issues programme for 2004

The debt markets: a group with a structural presence

Overall medium to long-term refinancing policy

✓ Financing acquisitions and optimising capital structure:
- Tier 1, Tier 2 and Tier 3

✓ Covering requirements of subsidiaries:
- Business development and acquisitions

✓ Ensuring medium and long-term liquidity of the Regional Banks (Group Central Banker role)
- No requirement in this area as the Regional Banks have excess cash, anticipated in short term

The debt markets: a group with a structural presence

Means of implementing this policy

✓ EMTN programme (this programme grew to US$15bn in 2003, having previously been US$6bn)

- Principle of a single signature (Crédit Agricole S.A. is the only medium to long-term issuer with the exception of a few small private placings), guaranteeing transparency and simplicity
- Policy of "benchmark" issues, ensuring good liquidity for investors
- Quest for diversification in the markets and structures used
- Expansion in the private placing market
- Policy of regular investor information

✓ Domestic market:

- Regular placing of Crédit Agricole S.A. bonds with customers of the Regional Banks
- CDN/BMTN programme for domestic investors requiring a listing in Paris.

➢ **Diversified sources of financing, offering attractive vehicles for all types of investor**

The debt markets: a group with a structural presence

Review of past medium to long-term issues : Regular calls on the capital markets, peaking in 2003 due to the acquisitions of Crédit Lyonnais and Finaref

Total 2001 (€bn)	4.6
Retail banking network	2.5
Capital markets	1.8
Other	0.3

- ✓ 2001 saw the beginning of a regular presence on international debt markets (€1.8bn issuance in 2001, from €0.6bn in 2000 and €0.5bn in 1999)

Total 2002 (€bn)	4.6
Retail banking network	2.4
Capital markets	1.9
Other	0.3

- ✓ 2002 confirmed this regular presence and saw the launch of private EMTN issues

Total 2003 (€bn)	7.6
Retail banking network	2.1
Capital markets	5.3
Other	0.2

- ✓ Increase in issuance on the capital markets due to the acquisitions of Crédit Lyonnais and FINAREF and expansion in private issues

The debt markets: a group with a structural presence

Review of past medium to long-term issuance : A presence in most segments of the debt markets

Issues by subordination segment



Issuance (EUR)
3
2,5
2
1,5
1
0,5
0
2001
2002
2003
2004*
Tier 1
Tier 2
Tier 3
Senior
* Completed

Main benchmarks by maturity segment



Issuance in currency)
1500
1000
700
500
400
600
500
200
500
550
350
750
300
2001
2004
2006
2009
2012
2014
2017
2020
EUR
USD
GBP

Breakdown by subordination segment and issue currency



EUR
USD
Tier 1
USD
EUR
GBP
Tier 2 and Tier 3
EUR
Other
GBP
JPY
NOK
PLN
USD
Senior

- ✓ Gradual expansion into all segments available to institutional and private investors
- ✓ The maturity curve of Crédit Agricole S.A. issues already contains a number of significant points between 2004 and 2009
- ✓ All major currencies were used between 2001 and 2004

CRÉDIT AGRICOLE S.A.

The debt markets: a group with a structural presence

Review of past medium to long-term issuance :Main Crédit Agricole S.A. issues on the markets

- **Senior**
  - US$500m Variable rate 1999 – 5 years
  - €600m Variable rate 2000 – 7 years
  - €700m Variable rate 2001 – 3 years
  - €500m Variable rate 2001 – 5 years
  - US$200m Variable rate 2002 – 2 years
  - US$1,000m Variable rate 2002 – 4 years
  - €500m Variable rate 2004 – 5 years
- **Tier 3**
  - €400m Variable rate Tier 3 – 2 years
- **Lower Tier2 (TSR)**
  - €350m Fixed rate 2001 – 10 years with call after 5 years
- **Upper Tier2 (TSDI)**
  - £750m Fixed rate 2003 – perpetual
  - £300m Fixed rate 2003 – perpetual
- **Tier 1**
  - US$1,500m 2003 (Issuer: CA Preferred Funding Trust)
  - US$550m 2003 (Issuer: CA Preferred Funding Trust II)
  - €550m 2003 (Issuer: CA Preferred Funding Trust II)

➢ **A presence in most market segments (currency, maturity, subordination) which is due to be expanded in 2004**

The debt markets: a group with a structural presence

Indicative issuance programme for 2004

Issues maturing in 2004

Total 2004 (€bn)	7.4
Groupe Crédit Agricole S.A	4.3
Crédit Lyonnais	3.1
Maturing investments	-1.8

Issuance programme for 2004

Total 2004 (€bn)	5.6
Retail banking network	2.6
Capital markets	2.5
Other	0.5

- ✓ 2004 will see the maturing of a substantial number of bonds placed through the network or resulting from CL's former EMTN programme
- ✓ Despite this, the issuance programme is in line with that typical of a 'normal' year, as it reflects the maturing of a large number of investments (notably OATs).
- ✓ Having needed to raise additional capital in 2003, the group is likely to make most of its 2004 issuance in the form of senior debt.
- ✓ Diversification of the investor base and the creation of new points on our benchmark curve remain major aims of the programme (as demonstrated by the January 2004 issue).

Exhibit 6.4

AMF publication listing declaration by Crédit Agricole of purchases and sales of its own shares by its corporate officers

Published by the AMF March 16, 2004

Please see attached English language summary.

Exhibit 6.4

English summary from French

Crédit Agricole S.A. AMF Notice published March 16, 2004

Pursuant to *Commission des opérations de bourse* recommendation No. 2002-01, the *Autorité des marches financiers* (the "AMF"), publishes information received from listed corporations regarding purchase and sale of their own shares by their corporate officers. On March 16, 2004, the AMF published the following declaration by Crédit Agricole regarding purchase and sale of shares of Crédit Agricole by their corporate officers in the second half of 2003.

DECLARATION BY CREDIT AGRICOLE S.A.'S CORPORATE OFFICERS REGARDING THE PURCHASE AND SALE OF CREDIT AGRICOLE S.A.'S SHARES DURING THE SECOND HALF OF 2003

	Gross changes during the second half		**Open positions on the last day of the second half**	
	Purchases	Sales	Long positions	Short positions
Number of corporate officers concerned	14*	-	2*	-
Number of shares	86 340 640	-	14 138 148	-
Average weighted price	€ 16,59	-	€ 16.97	-

* corporate officers holding office as at December 31, 2003